Form 20-F
period 2015-12-31
DBV Technologies S.A.
filed 2016-04-28
CIK 1613780

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-36697

DBV TECHNOLOGIES S.A.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

France

(Jurisdiction of incorporation or organization)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive offices)

Dr. Pierre-Henri Benhamou

Chairman and Chief Executive Officer

DBV Technologies S.A.

177-181 avenue Pierre Brossolette

92120 Montrouge France

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

Ordinary shares, nominal value €0.10 per share: 24,205,129 as of December 31, 2015

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

Large accelerated filer  ☒                 Accelerated filer  ☐                Non-accelerated  filer  ☐

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical trials;

•	our ability to advance our Viaskin manufacturing capabilities;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to develop sales and marketing capabilities;

•	the commercialization of our product candidates, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of our product candidates if approved by regulatory authorities;

•	our financial performance;

•	developments relating to our competitors and our industry, including competing therapies; and

•	other risks and uncertainties, including those listed in this section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected Financial Data

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated income data for the years ended December 31, 2013, 2014 and 2015 and selected statements of consolidated financial position data as of December 31, 2013, 2014 and 2015 from our consolidated audited financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statement of income data for the year ended December 31, 2012 and the selected consolidated financial position data as of December 31, 2012 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

Statement of Income (Loss) Data (in thousands, except share and per share data):

	Year Ended December 31,
	2012 (1)	2013 (1)	2014	2015
	Euros	Euros	Euros	Euros	US$(2)
Operating income	2,777	3,826	4,762	6,166	6,696
Operating expenses:
Cost of goods sold	83	102	136	128	139
Research and development	11,499	17,366	21,143	34,234	37,175
Selling, general and administration	4,599	6,310	8,118	17,350	18,840

Total operating expenses	16,181	23,779	29,397	51,712	56,154

Operating profit (loss)	(13,404)	(19,952)	(24,636)	(45,546)	(49,458)

Financial profit (loss)	492	646	624	871	946
Net profit (loss)	(12,912)	(19,306)	(24,012)	(44,674)	(48,513)

Earnings (losses) per share(3)
Basic	€(1.05)	€(1.42)	€(1.49)	€(2.08)	$(2.26)

Diluted	€(1.05)	€(1.42)	€(1.49)	€(2.08)	$(2.26)

Number of shares used for computing
Basic	12,326,779	13,604,687	16,086,247	21,522,342	21,522,342

Diluted	12,326,779	13,604,687	16,086,247	21,522,342	21,522,342

(1)	The statement of consolidated income (loss) as of December 31, 2013 and 2012 corresponds solely to DBV Technologies S.A., as the company had no consolidated subsidiary as of this date.

(2)	Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of $1.00 = €1.0859 at December 31, 2015.
(3)	See Note 22 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share.

Statement of Financial Position Data (in thousands, except share and per share data):

	As of December 31,
	2012 (1)	2013 (1)	2014	2015
	Euros	Euros	Euros	Euros	US$(2)
Cash and cash equivalents	38,348	39,403	114,583	323,381	351,159
Total assets	42,975	46,236	125,416	343,280	372,768
Total shareholders’ equity	39,173	40,395	115,445	322,076	349,742
Trade non-current liabilities	632	1,607	4,419	5,183	5,628
Total current liabilities	3,170	4,234	5,552	16,021	17,397
Total liabilities	3,802	5,841	9,971	21,204	23,025
Total liabilities and shareholders’ equity	42,975	46,236	125,416	343,280	372,768

(1)	The statement of consolidated financial position as of December 31, 2013 and 2012 corresponds solely to DBV Technologies S.A., as the company had no consolidated subsidiary as of such date.
(2)	Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of $1.00 = €1.0859 at December 31, 2015.

Exchange Rate Information

In this Annual Report on Form 20-F, for convenience only, we have translated certain euro amounts reflected in our financial statements as of and for the year ended December 31, 2015 into U.S. dollars at the rate of $1.00 = €1.0859, the noon buying rate of the Federal Reserve Bank of New York for euros at December 31, 2015. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.

The following table sets forth, for each period indicated, the low and high exchange rates for euros expressed in U.S. dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate of the Federal Reserve Bank of New York for euros into dollars. As used in this Annual Report, the term “noon buying rate” refers to the rate of exchange for the euro, expressed in U.S. dollars per euro, as certified by the Federal Reserve Bank of New York for customs purposes.

	Year Ended December 31,
	2011	2012	2013	2014	2015
High	1.4875	1.3463	1.3816	1.3927	1.2015
Low	1.2926	1.2062	1.2774	1.2101	1.0524
Rate at end of period	1.2973	1.3186	1.3779	1.2101	1.0859
Average rate per period	1.3931	1.2854	1.3275	1.3306	1.1098

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of such period, based on the noon buying rate of the Federal Reserve Bank of New York for the euro.

	October 2015	November 2015	December 2015	January 2016	February 2016	March 2016
High	1.1437	1.1026	1.1025	1.0964	1.1362	1.1390
Low	1.0963	1.0562	1.0573	1.0743	1.0868	1.0845
Rate at end of period	1.1042	1.0562	1.0859	1.0832	1.0868	1.1390

On December 31, 2015, the noon buying rate of the Federal Reserve Bank of New York for the euro was $1.00 = €1.0859. Unless otherwise indicated, currency translations in this Annual Report on Form 20-F reflect the December 31, 2015 exchange rate.

On April 15, 2016, the noon buying rate of the Federal Reserve Bank of New York for the euro was $1.00 = €1.1295.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this Annual Report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to Our Financial Condition and Capital Requirements

We Have Incurred Significant Losses Since Our Inception And Anticipate That We Will Continue To Incur Significant Losses For The Foreseeable Future.

We are a clinical-stage biopharmaceutical company, and we have not yet generated significant income, with the exception of the French research tax credit (crédit d’impôt recherche), or CIR, which is classified as other income in our statement of income (loss). We have incurred net losses in each year since our inception in 2002, including net losses of €19.3 million, €24.0 million and €44.7 million for the years ended December 31, 2013, 2014 and 2015, respectively. Although we have historically generated non-meaningful revenues through the sale of our Diallertest Milk product in France, we discontinued our commercial partnership with respect to the product and ceased selling Diallertest Milk during the second half of 2015. We do not expect to derive any revenues in 2016 from the sale of Diallertest Milk. As of December 31, 2015, we had an accumulated deficit of €99.4 million.

We have devoted most of our financial resources to research and development, including our clinical and pre-clinical development activities. To date, we have financed our operations primarily through the sale of equity securities, obtaining public assistance in support of innovation, such as conditional advances from OSEO Innovation, or OSEO, and reimbursements of research tax credit claims. The amount of our future net losses will depend, in part, on the pace and amount of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants or tax credits. While we have initiated a pivotal Phase III trial to evaluate the safety and efficacy of Viaskin Peanut, we have not yet completed pivotal clinical trials for any of our lead product candidates and it will be several years, if ever, before we have a product candidate ready for commercialization, if at all. Even if we obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

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

The net losses we incur may fluctuate significantly from year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of our ADSs or ordinary shares to decline.

We May Need To Raise Additional Funding, Which May Not Be Available On Acceptable Terms, Or At All. Failure To Obtain This Necessary Capital When Needed May Force Us To Delay, Limit Or Terminate Our Product Development Efforts Or Other Operations.

We are currently advancing our product candidates through pre-clinical and clinical development. Developing product candidates is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance Viaskin Peanut and Viaskin Milk through clinical development. We initiated the Peanut EPIT Efficacy and Safety Study, or PEPITES, a pivotal Phase III trial, of Viaskin Peanut in December 2015.

As of December 31, 2015, our cash and cash equivalents were €323.4 million. We expect that our existing cash will be sufficient to fund our current operations until the end of 2017. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to pursue pre-clinical and clinical activities, pursue regulatory approval for, and to commercialize, our product candidates. Raising funds in the current economic environment may present additional challenges. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs or ordinary shares to decline. The sale of additional equity or convertible securities would dilute all of our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidate or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

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

We Are Limited In Our Ability To Raise Additional Share Capital, Which May Make It Difficult For Us To Raise Capital To Fund Our Operations.

Under French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital. As discussed further under “Item 10. B—Memorandum and Articles of Association,” our board may be precluded from issuing additional ordinary shares without first obtaining shareholders’ approval.

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

We Have Identified A Material Weakness In Our Internal Control Over Financial Reporting For The Year Ended December 31, 2015 And May Identify Additional Material Weaknesses In The Future Or Otherwise Fail To Maintain An Effective System Of Internal Controls, Which May Result In Material Misstatements Of Our Financial Statements Or Could Have A Material Adverse Effect On Our Business And Trading Price Of Our Securities.

As of the end of our second quarter of fiscal 2015, the market value of our common stock held by non-affiliates exceeded $700 million and we ceased to be an “emerging growth company” at the conclusion of fiscal 2015. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting, and we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2015 and our management’s assessment of our internal control over financial reporting, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that we identified is related to a lack of adequate segregation of duties given the size of our finance and accounting team to allow for appropriate monitoring of financial reporting matters and internal control over financial reporting.

This material weakness did not result in any adjustments or restatements of our audited consolidated financial statements or disclosures for any prior period previously reported by the company. However, there is a reasonable possibility that a material misstatement of the consolidated financial statements would not have been prevented or detected on a timely basis due to the failure in designing and implementing appropriate controls over the segregation of duties, and therefore, it has been evaluated as a material weakness. However, if the material weakness is not remediated, then it could result in material financial misstatements in the future.

We have limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. We are currently designing and implementing new procedures and controls intended to remediate the material weakness described above. We have hired additional accounting and finance staff, who have significant external reporting experience and experience with establishing appropriate financial reporting policies and procedures, and engaged a professional advisor with sufficient technical accounting expertise to assist us in the implementation of internal controls over financial reporting and segregating duties amongst accounting personnel.

We expect to incur additional costs to remediate this weakness, primarily personnel costs and external consulting fees. We cannot assure you that the measures we have taken to date, together with any measures we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness in our internal control over financial reporting or to avoid potential future material weaknesses.

If we are unable to successfully remediate our existing or any future material weakness in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected. If we are unable to maintain effective internal controls, we may not have adequate, accurate or timely financial information, and we may be unable to meet our reporting obligations as a U.S. public company or comply with the requirements of the SEC or Section 404. This could result in a restatement of our financial statements, the imposition of civil or criminal sanctions, the inability of registered broker dealers to make a market in our ADSs or ordinary shares, or an investigation by regulatory authorities. Any such action or other negative results caused by our inability to meet our reporting requirements or comply with legal and regulatory requirements or by disclosure of an accounting, reporting or control issue could adversely affect the trading price of our securities and our business. Our reporting and compliance obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of U.S. public companies, could also restrict our future access to the capital markets.

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

The development of biopharmaceutical products is capital-intensive. We anticipate we may require additional financing to continue to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors including:

•	progress in, and the costs of, our pre-clinical studies and clinical trials and other research and development programs;

•	depending on the regulatory authorities’ requests, larger or longer clinical trials;

•	the scope, prioritization and number of our research and development programs;

•	the achievement of milestones or occurrence of other developments that trigger payments under any collaboration agreements we may enter into;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under future collaboration agreements, if any;

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs of securing manufacturing arrangements for commercial production; and

•	the costs of establishing, or contracting for, sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through collaboration arrangements, sales of our securities, debt financings, obtaining public assistance in support of innovation, such as conditional advances from OSEO, and reimbursements of research tax credit claims, or by licensing one or more of our future product candidates. Dislocations in the financial markets have generally made equity and debt financing more difficult to obtain, and may have a material adverse effect on our ability to meet our future fundraising needs. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts. Additional funding, if obtained, may significantly dilute existing shareholders if that financing is obtained through issuing equity or instruments convertible into equity.

Our Product Development Programs For Candidates May Require Substantial Financial Resources And May Ultimately Be Unsuccessful.

In addition to the development of our lead product candidates, we may pursue development of our other early-stage development programs. In November 2015, we announced the enrollment of the first patient in the Study of efficacy and safety of Viaskin Milk in Milk-Induced Eosinophilic Esophagitis, or SMILEE, a Phase IIa clinical trial assessing the safety and efficacy of Viaskin Milk for the treatment of milk-induced eosinophilic esophagitis. Our other earlier stage product development programs include a booster vaccine for pertussis, as well as potential treatments for Crohn’s disease and respiratory syncytial virus. Our current early-stage development programs are still in the pre-clinical proof-of-concept phase and may not result in product candidates we can advance to the clinical development phase. None of our other potential product candidates has commenced clinical trials, and there are a number of U.S. Food and Drug Administration, or FDA, and European Medicines Agency, or EMA, regulatory requirements that we must satisfy before we can commence these clinical trials, if at all. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other early-stage development programs may adversely affect our ability to continue development and commercialization of product candidates based on our Viaskin technology platform, and we may never commence clinical trials of such development programs despite expending significant resources in pursuit of their development. Even if we do commence clinical trials of our other potential product candidates, such product candidates may never be approved by the FDA or the EMA.

The Requirements Of Being A U.S. Public Company May Strain Our Resources, Divert Management’s Attention And Affect Our Ability To Attract And Retain Executive Management And Qualified Board Members.

As a U.S. public company, we have incurred and will continue to incur significant legal, accounting, and other expenses that we did not previously incur. We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we no longer qualify as a foreign private issuer. The Exchange Act requires that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly reports with respect to our business, financial condition and results of operations. We currently make annual and semi-annual filings with respect to our listing on Euronext Paris. Unless otherwise required by the Exchange Act or the listing rules of the Nasdaq Global Select Market, we do not expect to file quarterly financial reports and will continue to file financial reports on an annual and semi-annual basis. As a result of being a U.S. public company, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

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

We currently have two lead Viaskin technology-based product candidates, Viaskin Peanut and Viaskin Milk, in clinical development, and our business depends almost entirely on their successful clinical development, regulatory approval and commercialization. We currently have no drug or biological product approved for sale and may never be able to develop a marketable drug or biological product. Viaskin Peanut and Viaskin Milk will require substantial additional clinical development, testing, and regulatory approval before we are permitted to commence their commercialization. Our other product candidates, such as Viaskin Egg, are still in pre-clinical development. The clinical trials of our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through pre-clinical testing and clinical trials that, among other things, the product candidate is safe and effective for use in each target indication. This process can take many years and may include post- marketing studies and surveillance, which will require the expenditure of substantial resources. Of the large number of drugs in development in the United States, only a small percentage successfully completes the FDA regulatory approval process and is commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and clinical programs, we cannot assure you that Viaskin Peanut, Viaskin Milk or any other of our product candidates will be successfully developed or commercialized.

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

Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market any of our product candidates based on our Viaskin technology platform. Moreover, because our business is almost entirely dependent upon Viaskin technology, any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

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

Pre-clinical testing and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years to complete the pre-clinical testing and clinical development necessary to commercialize a drug or biologic, and delays or failure can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in pre-clinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, and we cannot be certain that we will not face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. An unfavorable outcome in one or more trials would be a major setback for our product candidates and for us. Due to our limited financial resources, an unfavorable outcome in one or more trials may require us to delay, reduce the scope of, or eliminate one or more product development programs, which could have a material adverse effect on our business and financial condition and on the value of our ADSs and ordinary shares.

In connection with clinical testing and trials, we face a number of risks, including:

•	a product candidate is ineffective, inferior to existing approved medicines, unacceptably toxic, or has unacceptable side effects;

•	patients may die or suffer other adverse effects for reasons that may or may not be related to the product candidate being tested, especially during the double-blind, placebo-controlled food challenges;

•	extension studies on long-term tolerance could invalidate the use of our product, showing Viaskin does not generate a sustained protective effect;

•	the results may confirm an absence of statistically significant therapeutic effect of Viaskin Peanut in adolescents and/or adults, as observed in the ARACHILD pilot trial and our VIPES trial;

•	the results may not confirm the positive results of earlier testing or trials; and

•	the results may not meet the level of statistical significance required by the FDA or other regulatory agencies to establish the safety and efficacy of our product candidates.

The results of pre-clinical studies do not necessarily predict clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage clinical trials. The prior clinical trials of our product candidates based on our Viaskin technology platform showed favorable safety and efficacy data; however, we may have different enrollment criteria in our future clinical trials. As a result, we may not observe a similarly favorable safety and efficacy profile as our prior clinical trials. In addition, we cannot assure you that in the course of potential widespread use in future, some drawbacks would not appear in maintaining production quality, protein stability or allergenic strength. Frequently, product candidates developed by pharmaceutical, biopharmaceutical and biotechnology companies have shown promising results in early pre-clinical studies or clinical trials, but have subsequently suffered significant setbacks or failed in later clinical trials. In addition, clinical trials of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates.

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

A Fast Track Designation By The FDA May Not Actually Lead To A Faster Development Or Regulatory Review Or Approval Process, And It Does Not Increase The Likelihood That Our Product Candidates Will Receive Marketing Approval.

We have obtained fast track designation from the FDA for Viaskin Peanut, and we may pursue that designation for other product candidates as well. If a product is intended for the treatment of a serious or life-threatening condition and nonclinical or clinical data demonstrate the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe our product candidates are eligible for this designation, we cannot be sure that the FDA would decide to grant it. Even if we do have fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

A Breakthrough Therapy Designation By The FDA For Our Product Candidates May Not Lead To A Faster Development Or Regulatory Review Or Approval Process, And It Does Not Increase The Likelihood That Our Product Candidates Will Receive Marketing Approval.

We have obtained breakthrough therapy designation for Viaskin Peanut in children, 6 to 11 years of age, and we may pursue that designation for other product candidates as well. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life- threatening condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Such designation also offers an intensive and efficient review involving FDA senior managers and experienced review and regulatory health project management staff across disciplines. A breakthrough therapy designation affords the possibility of rolling review, enabling the agency to review portions of the marketing application before submission of a complete application, and priority review if supported by clinical data at the time of our BLA submission.

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

We sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives for planning purposes. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings, or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval, or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

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

Developing and commercializing new medicines entails significant risks and expenses. Our clinical trials may be delayed if third-party manufacturers are unable to assure a sufficient quantity of the drug product to meet our study needs. Currently, we have only one manufacturer, Sanofi S.A., or Sanofi, of the active pharmaceutical ingredients used in our Viaskin product candidates, such peanut protein extract. If Sanofi cannot manufacture the active pharmaceutical ingredients as required by us in a timely manner, we may not be able to find a substitute manufacturer on a timely basis and our clinic trials may be delayed. If our clinical trials are delayed, our commercialization efforts may be impeded, or our costs may increase. Further, we are aware that Sanofi has entered into licensing agreements of discovery platforms in selected food allergies, notably with Immune Design Corp. and Selecta Biosciences Inc. This potential competitive dynamic may make Sanofi less inclined to continue or renew their manufacturing arrangement with us on commercially reasonable terms or at all and, notwithstanding contractual protections, Sanofi may be able to utilize knowledge gained through their relationship with us in furtherance of their development of competitive therapies.

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

To our knowledge, other pharmaceutical and biotechnology companies are also seeking to develop food allergy treatments, although many are in the discovery or pre-clinical stages. For example, Aimmune Therapeutics, Inc., formerly known as Allergen Research Corporation, is currently enrolling patients in a Phase III trial to evaluate the safety and efficacy of its OIT product candidate, AR101, in peanut allergic patients. To our knowledge, the company uses a formulation of peanut flour for oral administration intended for oral desensitization to peanut. We are also aware of other companies that are working on recombinant peanut proteins capable of initiating an attenuated immune response of using subcutaneous administration. We are also aware that Sanofi has entered into licensing agreements of discovery platforms in selected food allergies, notably with Immune Design Corp. and Selecta Biosciences Inc. and may pose a competitive risk to our products in the future.

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

Sales of our products, when and if approved for marketing, will depend, in part, on the extent to which our products will be covered by third-party payors, such as federal, state, and foreign government health care programs, commercial insurance and managed healthcare organizations. There may be significant delays in obtaining coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Third-party payors are increasingly reducing reimbursements for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Limited third-party reimbursement for our product candidates or a decision by a third-party payor not to cover our product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

The ACA is expected to significantly impact the provision of, and payment for, health care in the United States. Various provisions of the ACA are designed to expand Medicaid eligibility, subsidize insurance premiums, provide incentives for businesses to provide health care benefits, prohibit denials of coverage due to pre-existing conditions, establish health insurance exchanges, and provide additional support for medical research. With regard to biopharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit. More recently, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012, or the ATRA, include, among other things, mandatory reductions in Medicare payments to certain providers. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce demand and prices for our products, if approved. This could harm our or our collaborators’ ability to market any products and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.

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

Our product candidates are being developed to address the needs of severely allergic patients, for some of whom coming into contact with even minute amounts of an allergen can have a profound and life-threatening adverse reaction. Accordingly, safety is of paramount importance in developing these product candidates. To date, four clinical trials of Viaskin Peanut and Viaskin Milk product candidates have been conducted both outside and inside of the United States in over 400 human subjects to evaluate the safety and efficacy of these product candidates for the treatment of peanut allergies and milk allergies. Adverse events observed in these clinical trials have primarily involved general disorders and administration site conditions, such as erythema, pruritus, edema, and urticaria. It is worth noting that, as a desensitization patch bringing the allergen into contact with the skin, reactions, which are a source of itching and discomfort for the patient. This reaction is typically temporary in duration and fades after a few weeks of use. In addition, during daily administration of the patches during treatments, depending on the severity of the allergies and patient response to treatment, precautionary measures are necessary when handling the patches after use due to risk of contamination.

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

Our future profitability will depend, in part, on our ability to commercialize product candidates based on our Viaskin technology platform in markets within and without the United States and Europe. If we commercialize product candidates based on our Viaskin technology platform in foreign markets, we would be subject to additional risks and uncertainties, including:

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

We Are Subject To Healthcare Laws And Regulations, Which Could Expose Us To Criminal Sanctions, Civil Penalties, Exclusion from Government Healthcare Programs, Contractual Damages, Reputational Harm And Diminished Profits And Future Earnings, Among Other Consequences.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of Viaskin patch products, if approved. Our arrangements with such persons and third-party payors will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute Viaskin patch products, if we obtain marketing approval. Restrictions under applicable federal, state and foreign healthcare laws and regulations include but are not limited to the following:

•	The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for or the purchase, lease, order or recommendation of any item, good, facility or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid.

•	The federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters.

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

•	The federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the U.S. Department of Health and Human Services’ Center for Medicare & Medicaid Services, or CMS, payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members in the applicable manufacturer, and disclosure of such information will be made by CMS on a publicly available website.

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

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our current and/or future business activities could be subject to challenge under one or more of these laws. In addition, recent health care reform legislation has strengthened these laws. For example, the Health Care Reform Law, among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes, in that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to commit a violation. Moreover, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the U.S. civil False Claims Act.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations, any of which could substantially disrupt our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusion from government funded healthcare programs.

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

The success of our business depends primarily upon our ability to identify, develop and commercialize products to treat common food and/or environmental allergies. In addition to the development of Viaskin Peanut and Viaskin Milk, we may pursue development of our other development programs, including Viaskin Egg. None of our other potential product candidates has commenced any clinical trials, and there are a number of FDA requirements that we must satisfy before we can commence clinical trials. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other development programs may adversely affect our ability to continue development and commercialization of Viaskin Peanut and Viaskin Milk, and we may never commence clinical trials of such development programs despite expending significant resources in pursuit of their development. If we do commence clinical trials of our other potential product candidates, such product candidates may never be approved by the FDA. If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

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

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time- consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

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

As of December 31, 2015, we had 91 full-time employees and we expect to significantly increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, including the commercialization of our product candidates in North America, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We Depend On Key Personnel And Attracting Qualified Management Personnel And Our Business Could Be Harmed If We Lose Key Personnel And Cannot Attract New Personnel.

Our success depends to a significant degree upon the technical and management skills of our officers and key personnel, including in particular those of Pierre-Henri Benhamou, our Chairman and Chief Executive Officer, and Bertrand Dupont, our Senior Executive Vice President, Technology. The loss of the services of any of these individuals would likely have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management, marketing, technical, and sales executives and personnel. The loss of any of our key executives, or the failure to attract, integrate, motivate, and retain additional key personnel could have a material adverse effect on our business.

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

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to: comply with the regulations of the FDA and applicable non-U.S. regulators, provide accurate information to the FDA and applicable non-U.S. regulators, comply with fraud and abuse and other healthcare laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self- dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

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

Our Failure To Maintain Certain Tax Benefits Applicable To French Technology Companies May Adversely Affect Our Results Of Operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €3.3 million, €4.3 million and €5.7 million as of December 31, 2013, 2014 and 2015, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable to additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

We May Be Forced To Repay Conditional Advances Prematurely If We Fail To Comply With Our Contractual Obligations Under The Applicable Innovation Grant Agreements.

Since inception, we have received multiple conditional advances totaling €5.7 million for innovation granted by OSEO, the French Agency for Innovation and part of the Banque Publique d’Investissement. If we fail to comply with our contractual obligations under the applicable innovation grant agreements, including if we lose our exclusive right to commercially develop our product candidates, we could be forced to repay the sums advanced ahead of schedule. Such premature repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial means needed, the time or the ability to replace these financial resources with others.

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

Risks Related to Ownership of Our Ordinary Shares and ADSs

The Market Price For The ADSs May Be Volatile Or May Decline Regardless Of Our Operating Performance.

The trading price of our ADSs and ordinary shares has fluctuated, and is likely to continue to fluctuate, substantially. The trading price of our securities depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance.

Our ADSs were sold in our initial public offering on Nasdaq in October 2014 at a price of $21.64 per share, and the price per ADS has ranged from as low as $20.26 and as high as $44.76 during 2015. During this same period, our ordinary share prices have ranged from as low as €37.57 to as high as €83.48. The market price of our securities may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs and/or ordinary shares;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and

•	general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our securities to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs or ordinary shares and may otherwise negatively affect the liquidity of our ADSs and ordinary shares. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Share Ownership Is Concentrated In The Hands Of Our Principal Shareholders And Management, Who Will Continue To Be Able To Exercise A Direct Or Indirect Controlling Influence On Us.

Our executive officers, directors, current 5% or greater shareholders and affiliated entities, including Bpifrance Participations, entities affiliated with Baker Bros. Advisors LP and entities affiliated with FMR LLC, together beneficially own approximately 52% of our ordinary shares. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

If Securities Or Industry Analysts Do Not Publish Research Or Publish Inaccurate Or Unfavorable Research About Our Business, The Price Of The ADSs And Trading Volume Could Decline.

The trading market for our ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our ADSs and ordinary shares would be negatively impacted. If one or more of the analysts who covers us downgrades our ADSs or ordinary shares or publishes incorrect or unfavorable research about our business, the price of our ADSs and ordinary shares would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our ADSs or ordinary shares, demand for the our ADSs and ordinary shares could decrease, which could cause the price of our ADSs or ordinary shares or trading volume to decline.

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

Future Sales Of Ordinary Shares Or ADSs By Existing Shareholders Could Depress The Market Price Of The ADSs.

As of December 31 2015, 24,205,129 ordinary shares were issued and outstanding. Sales of a substantial number of shares of our ordinary shares or ADSs in the public market, or the perception that these sales might occur, could depress the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of our shares are now generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our securities could decline significantly.

In addition, we have filed a registration statement with the SEC to register the ordinary shares that may be issued under our equity incentive plans. The ordinary shares subject to outstanding options under our equity incentive plans, ordinary shares reserved for future issuance under our equity incentive plans and ordinary shares subject to outstanding warrants will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of the shares issued under these plans in the public market could have an adverse effect on the market price of our securities.

Our By-Laws And French Corporate Law Contain Provisions That May Delay Or Discourage A Takeover Attempt.

Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see the section of this Annual Report on Form 20-F titled “Item 10.B—Memorandum and Articles of Association”;

•	a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•	our board of directors can only be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one-third of the total number of directors;

•	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions;

•	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice. Shares issued are registered in individual accounts opened by us or any authorized intermediary, in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions;

•	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	our by-laws can be changed in accordance with applicable laws;

•	the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the section of this Annual Report on Form 20-F titled “Item 10.B—Memorandum and Articles of Association”;

•	transfers of shares shall comply with applicable insider trading rules; and

•	pursuant to French law, the sections of the by-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by 66 2/3% of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

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

As a foreign private issuer listed on the Nasdaq Global Select Market, we will be subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to follow home country practices to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We May Lose Our Foreign Private Issuer Status In The Future, Which Could Result In Significant Additional Cost And Expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2016, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2017. We could lose our foreign private issuer status in the future if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. As of September 30, 2015, approximately 61% of our outstanding ordinary shares were held by U.S. residents.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we currently incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, in U.S. dollars rather than euros and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

We are a French company with limited liability. Our corporate affairs are governed by our by-laws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our board of directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our board of directors is required by French law to consider the interests of our company, our shareholders, employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See the sections of this Annual Report on Form 20-F titled “Item 10. B—Memorandum and Articles of Association” and “Item 16.G—Corporate Governance.”

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

Our legal and commercial name is DBV Technologies S.A. We were incorporated as a société par actions simplifiée (S.A.S.) under the laws of the French Republic on March 29, 2002 for a period of 99 years and subsequently converted on March 13, 2003 into a société anonyme. We are registered at the Nanterre Commerce and Companies Register under the number 441 772 522. Our principal executive offices are located at 177-181 avenue Pierre Brossolette, 92120 Montrouge, France, and our telephone number is +33 1 55 42 78 78. Our agent for service of process in the United States is CT Corporation System. We also maintain a website at www.dbv-technologies.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report on Form 20-F.

Our actual capital expenditures for the years ended December 31, 2013, 2014 and 2015 amounted to €1.4 million, €1.1 million, and €5.3 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and industrial tools, the refurbishment of our research and development laboratories, our relocation of our headquarters to Montrouge as well as cash contributions to our liquidity contract. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditures in 2016 to be financed from the cash flows from operating activities and proceeds from our recent July 2015 public offering. For the near future, these investments will mainly remain in France where our research and development facilities are currently located.

B.	Business Overview

We are a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy by developing a novel technology platform called Viaskin. Our therapeutic approach is based on epicutaneous immunotherapy, or EPIT, our proprietary method of delivering biologically active compounds to the immune system through intact skin using Viaskin. We have generated significant data demonstrating that Viaskin’s mechanism of action is novel and differentiated as it targets specific antigen-presenting immune cells in the skin, called Langerhans cells, which capture the antigen and migrate to the lymph node in order to activate the immune system without allowing passage of the antigen into the bloodstream. We are advancing this unique technology to address areas of unmet medical need, including in patients suffering from severe food allergies, for whom safety is paramount as the introduction of the offending allergen into their bloodstream can cause severe or life-threatening allergic reactions, such as anaphylactic shock.

Our proprietary platform is based on our epicutaneous Viaskin patch. We have designed and developed this technology internally, for which we have scalable manufacturing capabilities. Viaskin is an electrostatic patch, which offers a convenient, self-administered, non-invasive immunotherapy to patients. Once applied on intact skin, Viaskin forms a condensation chamber, which hydrates the skin and solubilizes the antigen allowing it to penetrate the epidermis, where it is captured by Langerhans cells. Based on numerous scientific publications and our own research, we believe this unique mechanism of action has a favorable safety profile and that it generates a strong immune response that results in allergen desensitization. Our epicutaneous immunotherapy method allows us to address severe food allergies, as well as unmet medical needs in other immunotherapy indications.

According to an expert panel convened by the American Academy of Allergy Asthma and Immunology, or the AAAAI, epidemiological studies suggest that over half of Americans are sensitive to at least one allergen. Allergy is considered a “disease of the developed world” as its increasing incidence is proportional to higher living standards. Based on a paper published by the AAAAI, approximately 3% to 5% of Americans suffer from food allergies, with a number of recent studies suggesting that nearly 6 million or approximately 8% of children have some type of food allergy. Food allergies in particular can lead to extremely dangerous reactions while significantly impairing daily quality of life. According to a paper published in the Immunology and Allergy Clinics of North America, food, mainly peanut, allergies, are responsible for 150 to 200 deaths and about 200,000 emergency room visits every year in the United States. These patients often also experience skin discomfort, asthma symptoms, impaired lung function and gastrointestinal complications, such as sustained bloating, nausea, vomiting and diarrhea. Food allergies can be particularly difficult for young children to manage, and due to their life-threatening nature, severe food allergies can often lead to psychological traumas and social anxiety. In some cases, these allergies can also cause chronic diseases such as failure to thrive in children and an allergic inflammatory condition of the esophagus called eosinophilic esophagitis, or EoE.

We are committed to finding a safe, effective and patient-friendly therapy for food allergy patients, for whom there are no currently approved treatments. Compared to other allergy treatment approaches, we believe the safety profile of our EPIT method carried-out via the Viaskin patch may offer significant therapeutic and ease-of-use advantages to these patient populations. EPIT can be utilized as an allergy-specific immunotherapy commonly referred to as desensitization. Desensitization consists of repeated administration of small quantities of allergen to decrease allergen reactivity in patients. Currently studied desensitization methods include subcutaneous, sublingual, and oral immunotherapy, which often require frequent or prolonged administration in highly specialized centers. In academic settings some successful cases exist, but large-scale pharmaceutical development in this field has been limited due to both the safety concerns and the commercial viability of these desensitization approaches. These methods may be poorly designed for young children due to their safety profile or the inconvenient method of administration. Most importantly, some of these approaches are also known for triggering severe adverse events during treatment, such as anaphylaxis, risking the patient’s life during administration. Further, some of these methods have been also associated with an increased risk of adverse long-term treatment effects, such as EoE. As a self-administered treatment with a good safety profile, we believe Viaskin has positioned us as the company with the most advanced clinical program in food allergies.

The following table summarizes our most advanced product candidates:

We are focused on becoming the leader in discovering, developing and commercializing food allergy products. Our pipeline development strategy is based on leveraging Viaskin’s scientific profile while taking into consideration a combination of target market characteristics, which include allergen prevalence, persistence and severity. We select our target product candidates with the aim to address allergies that have high unmet medical needs.

Our lead product candidate, Viaskin Peanut, has obtained fast track designation and breakthrough therapy designation in children from the U.S. Food and Drug Administration, or FDA, which are designations intended to expedite or facilitate the process of reviewing new drugs and biological products that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. The European Medicines Agency’s, or EMA, Pediatric Committee has also adopted a positive opinion with respect to our Pediatric Investigation Plan, or PIP, for Viaskin Peanut, which is a prerequisite for the filing of marketing authorization for any new medicinal product in Europe.

In September 2014, we announced positive topline results for our Viaskin Peanut’s Efficacy and Safety, or VIPES, Phase IIb clinical trial of Viaskin Peanut, which was followed by a full study report presented at the 2015 AAAAI Annual Meeting in Houston, Texas. Following results from our Phase IIb trial, we initiated the Peanut EPIT Efficacy and Safety Study, or PEPITES, a pivotal Phase III trial, in December 2015. PEPITES is designed to evaluate the safety and efficacy of Viaskin Peanut in approximately 330 peanut allergic patients four to 11 years of age. Results from PEPITES are expected during the second half of 2017. In October 2015, we announced topline results from the first year of OLFUS-VIPES, an open-label extension trial of VIPES, in which we observed that 12 additional months of therapy with Viaskin Peanut 250 µg increased the number of patients benefiting from treatment to 70% in OLFUS-VIPES from 50% in VIPES, with 80% of children (ages six-11 at entry in VIPES) responding to therapy after 24 months.

We are developing our second product candidate, Viaskin Milk, for the treatment of cow’s milk protein allergy, or CMPA, in children two to 17 years of age. In November 2014, we initiated a multi-center, double-blind, placebo-controlled, randomized Phase I/II trial to study the safety and efficacy of Viaskin Milk in approximately 176 patients with Immunoglobulin E, or IgE, mediated CMPA, which we refer to as the Milk Efficacy and Safety, or MILES, trial. In June 2015, we announced the successful completion of Part A of the MILES study, or Phase I, and we launched Part B, or Phase II, in October 2015. Results from MILES are expected in the second half of 2017.

In February 2015, we announced that our third food allergen product, Viaskin Egg, would seek to treat patients suffering from hen’s egg allergy. Preclinical development for Viaskin Egg commenced in the first half of 2015.

We also use our Viaskin technology platform to advance other development programs that have the potential to treat other immunological indications. In November 2015, we announced the enrollment of the first patient in the Study of efficacy and safety of the Viaskin Milk in Milk-Induced Eosinophilic Esophagitis, or SMILEE, a Phase IIa investigator-sponsored clinical trial assessing the safety and efficacy of Viaskin Milk for the treatment of milk-induced EoE. Our other earlier stage product development programs include a booster vaccine for pertussis, as well as potential treatments for Crohn’s disease and respiratory syncytial virus, none of which have resulted in a product candidate to date. We are also exploring earlier stage opportunities in programs for the treatment of hemophilia A, celiac disease and type I diabetes.

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

Our Strategy

Our goal is to become the leading global biopharmaceutical company focused on discovering, developing, manufacturing and commercializing treatments for severe allergies. Key elements of our strategy are:

•	Rapidly Develop and Seek Marketing Approval for Viaskin Peanut— In December 2015, we initiated PEPITES, a pivotal Phase III trial in peanut allergic children ages four to 11, for which completion is expected in the second half of 2017. We also intend to explore additional indications for Viaskin Peanut in other patient populations as part of our clinical development strategy. Prior to launching our Phase III trial, we announced in September 2014 that VIPES, our Phase IIb trial of Viaskin Peanut, had met its primary endpoint; a year later, we reported results from the first year of the VIPES follow-up, the OLFUS-VIPES trial, in which we observed that 12 additional months of therapy with Viaskin Peanut 250 µg increased the number of patients benefiting from treatment to 70% in OLFUS-VIPES from 50% in VIPES. In order to potentially expedite development of Viaskin Peanut, we have pursued and obtained both fast track and breakthrough therapy designations from the FDA for Viaskin Peanut. Pending regulatory approval after the completion of the Phase III trial, we intend to seek marketing approval for Viaskin Peanut for the treatment of patients suffering from peanut allergy.

•	Advance the Development of Our Viaskin Technology Platform into Other Areas of Unmet Medical Need in Food and Pediatric Allergies—We are advancing the clinical development of Viaskin Milk to address IgE mediated CMPA, which is frequently the first food allergy that appears in early childhood and affects approximately 2% to 3% of the population in developed countries. We initiated MILES in November 2014, and are expecting results from this clinical trial in the second half of 2017. Preclinical development for Viaskin Egg is also underway, and began in the first half of 2015.

•	Become a Fully Integrated Biopharmaceutical Company Focused on the Commercialization of our Viaskin Food Allergy Product Candidates in the United States and Other Major Markets—We are utilizing our team’s unique food allergy expertise and knowledge to rapidly advance clinical development and approval of our product candidates. In anticipation of commercial launch, we continue to enhance our manufacturing and commercial production capabilities. Given the limited number and targeted nature of the prescribers in our target markets, we currently intend to launch and commercialize our food allergy product candidates with our own specialty sales force.

•	Maximize the Value of our Innovative Viaskin Technology Platform by Building a Broad Immunotherapy Product Pipeline—We believe that our Viaskin technology platform, for which we have worldwide commercialization rights, has the potential to support significant product opportunities beyond food allergies. We have commenced a Phase IIa trial of Viaskin Milk in patients suffering from milk-induced EoE, and we are also pursuing a number of pre-clinical collaborations, which could enable us to broaden our product pipeline, including collaborations for the development of applications in the field of autoimmune diseases, as well as other therapeutic fields, such as vaccines. We expect to selectively collaborate with leading pharmaceutical and biotechnology companies that have deep clinical expertise or extensive commercial infrastructure in other therapeutic areas of interest to us, in order to accelerate product candidate development and maximize shareholder value.

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

In the first stage, the allergic immune response begins with allergen sensitization. The first time an allergen penetrates the body via the skin or the mucosa, for example, the eyes, respiratory or digestive tracts, the immune system identifies the foreign element as dangerous and begins to produce specific antibodies against it. Antibodies are substances produced by the immune system that recognize and destroy certain foreign elements to which the body is exposed. The immune system produces different types of antibodies targeted to specific allergens. For allergic people, this phenomenon is known as sensitization. In the second stage of an allergic reaction, upon re-exposure to the allergen, the now sensitized immune system is ready to react. The antibody seeks to eliminate the allergen by triggering a collection of defense responses causing an allergic reaction. In various types of allergies, including food allergies, the antibody IgE plays an essential role in the development of the allergic disease. IgE is known for binding to allergens and triggering the release of cellular substances that can cause inflammation, thus triggering a cascade of allergic reactions. Allergic reactions range in severity and include hives, itching, swelling, shortness of breath, vomiting and cardiac arrhythmia. Reactions vary in duration, and allergy patients experience these symptoms frequently unless treated properly. The most severe allergic reaction is anaphylaxis, which if not treated quickly by epinephrine injection, may progress to anaphylactic shock causing a rapid drop in blood pressure, loss of consciousness and possibly death within a few minutes.

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

Emergency Treatments and Their Limitations

Allergies can lead to severe reactions that require the use of treatments that have been designated to treat allergic symptoms during emergency situations, such as anaphylactic reactions. Epinephrine, also known as adrenaline, is the most widely used treatment for anaphylactic reactions, and it is usually administered by injection. The most commonly used type of epinephrine injections are Epipen Auto-Injectors, or Epipens, which are indicated for the emergency treatment of severe allergic reactions including sudden anaphylaxis or for patients with a history of anaphylactic reactions to known triggers. Patients at risk of anaphylaxis are instructed by their physicians on how to recognize the symptoms of anaphylaxis and on when to use the Epipens. Epinephrine injections help relieve the symptoms of anaphylaxis, but they do not treat or help address the underlying causes of the allergic disease.

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

However, while desensitization has shown potential in less severe allergies such as house dust mites or pollen, for food allergies and other severe allergies such as to peanut or milk proteins, existing desensitization therapies are not routinely used due to the high risk of anaphylactic shock, especially in young children. Subcutaneous methods of desensitization have been shown to cause significant side effects. Clinical trials have been performed using oral immunotherapy, which consists in feeding small amounts of the offending allergen to the patient. While some of these trials have shown a desensitization effect, these therapies have been shown to trigger a high proportion of severe systemic reactions in certain cases, and we believe that this has limited their pharmaceutical development in the past.

Moreover, with current desensitization techniques, the achieved immunity may be short-lived; many patients are not able to tolerate the allergen permanently. A therapeutic approach that promotes tolerization to the allergen would be of particular clinical and societal benefit.

Food and Pediatric Allergies are a High Unmet Clinical Need

According to a paper published by the AAAAI, approximately 3% to 5% of Americans suffer from food allergies, with a number of recent studies suggesting that nearly 6 million or approximately 8% of children have some type of food allergy. Food allergies, in particular, can lead to extremely dangerous reactions and often lead to anaphylactic shock. According to a paper published in the Immunology and Allergy Clinics of North America, food, mainly peanut allergies, are responsible for 150 to 200 deaths every year in the United States. The U.S. Centers for Disease Control and Prevention reported that food allergies result in more than 300,000 ambulatory-care visits per year among children under the age of 18. Every three minutes a food allergy reaction sends someone to the emergency department, which is about 200,000 emergency department visits per year, and every six minutes the reaction is one of anaphylaxis. A recent U.S. study indicates an increase of 350% in the number of hospitalizations of children below age 18 for diagnosis of a food allergy for the period from 2004 to 2006 as compared to the period from 1998 to 2000. According to a paper published in the Immunology and Allergy Clinics of North America, the majority of fatal anaphylactic reactions in patients are caused by peanut allergy.

While anaphylactic shock is the most severe allergic reaction to food, patients also suffer from a poor quality of life. Symptoms tend to disappear within hours of exposure but, in some cases, can continue to affect patients for several days. Reactions can include, but are not limited to, skin discomfort, hay fever-like symptoms, impaired lung function and gastrointestinal complications, such as sustained bloating, nausea, vomiting and diarrhea. In some cases, food allergies can lead to chronic diseases such as failure to thrive in children and EoE.

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

There Are No Approved Treatments Suitable for Food Allergies

Strict avoidance of food allergens and early recognition and management of allergic reactions to food are important measures to prevent serious health consequences. However, strict avoidance of food allergen is very difficult to achieve, especially for children. Some foods can contain hidden traces of allergens, labeling is often deceptive and contamination of allergen-free foods occurs regularly. For example, according to a paper published in the Journal of Allergy and Clinical Immunology, or JACI, it is estimated that accidental exposure to peanuts in peanut allergic patients occurs once every three to five years and the annual incidence of accidental ingestion is between 15% and 40%.

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

Our Solution: Epicutaneous Immunotherapy (EPIT) Using Our Viaskin Technology Platform

Over the last decade, we have developed an innovative immunotherapy technology platform, with the potential for sustained therapeutic effect, by delivering biologically active compounds, including antigens, via intact skin. This technology platform, which we call Viaskin, is based on an electrostatic patch, which administers the antigen directly on the skin. Once administered, the antigen is concentrated in the superficial layers of the skin, where it activates the immune system by specifically targeting the Langerhans cells, without passage of the antigen into the bloodstream. We refer to this novel approach to immunotherapy as epicutaneous immunotherapy, or EPIT. Based on our trials and research, we believe that EPIT has the potential to provide all of the intended benefits of a disease-modifying treatment in allergy, while avoiding severe or life-threatening allergic reactions.

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

Our mechanism of action is unique and differentiated as it targets specific epidermal dendritic cells, called Langerhans cells, which capture the antigen and migrate to the lymph node in order to activate the immune system without passage of the antigen into the bloodstream. After the antigen has been presented to the T cells in the lymph node, it activates the Tregs, the main factor in the down-regulation of Th2 response, while barely influencing the Th1 expression, thus rebalancing the immune response.

Th2 cells are thought to play a role in allergic responses because allergies are known to be Th2 dominant conditions. An elevated Th2 response is ultimately responsible for the production of IgE, which can cause inflammation and trigger allergic reactions. Conversely, a normal, or non-allergic, immune response to an allergen is usually characterized by a well-balanced Th1/Th2 response.

We believe that EPIT can rebalance the immune reaction by decreasing, or down-regulating, the Th2 response to allergens, keeping Th1 and Th2 balanced and thus promoting long-term tolerance toward future allergen exposure. The first documentation of this mechanistic feature of our Viaskin patch in humans was presented at the 2016 AAAAI Annual Meeting in Los Angeles, California.

Viaskin—Compelling Clinical Benefits

We believe that our innovative approach to EPIT has the potential to offer compelling clinical benefits to patients suffering from severe allergies:

•	Our Epicutaneous Approach Targeting Langerhans Cells has the Potential to Induce an Immune Reaction with a Highly Tolerogenic Profile: By delivering the allergen directly to the lymph node through the Langerhans cells, EPIT activates specific Tregs that can down-regulate the Th2-oriented reaction to the allergen. The absence of passage of allergens into the bloodstream explains the potential safety while the activity in the lymph node explains the potential efficacy of EPIT.

•	Our Viaskin Patch Enables Continuous Antigen Exposure which has the Potential to Promote Sustained Tolerization: The Viaskin patch contains allergen protein in its original antigenic state, which allows the skin to be continuously exposed to the allergen over time. We believe this promotes a long-term, sustained therapeutic effect.

•	The Safety Profile and Ease of Use of Viaskin May Allow the Treatment of Allergies Very Early in Life: Because of its ease of use and well-demonstrated safety profile, we believe our Viaskin technology will allow for the treatment of all patients suffering from severe allergies, including very young children, without risk of anaphylaxis. As a result, we believe our approach will permit early treatment of allergies in children during the “window of opportunity” which could prevent disease progression in these patients or the development of polyallergies.

We believe that the Viaskin’s ability to induce epicutaneous immunological responses can also potentially be applied to other therapeutic areas, such as vaccination and treatment of inflammatory and autoimmune diseases.

Our Product Candidates

Our lead product candidate, Viaskin Peanut, is being developed for the treatment of peanut allergies in children, adolescents and adults. In December 2015, we initiated PEPITES, a randomized, placebo-controlled pivotal Phase III trial in children four to 11 years of age with Viaskin Peanut 250 µg. Results from PEPITES are expected in the second half of 2017. In September 2014, we announced topline results from our VIPES trial, a multi-center, double-blind, placebo-controlled, randomized Phase IIb clinical trial of Viaskin Peanut, which was followed by a full study report presented at the 2015 AAAAI Annual Meeting in Houston, Texas. The trial met its primary endpoint at the highest explored dose (Viaskin Peanut 250 µg), achieving statistical significance (p<0.01) in the percentage of treatment responders versus placebo. Our VIPES trial is the largest clinical trial in peanut allergy desensitization ever completed. Following the completion of VIPES, 171 patients enrolled in a two-year open label follow-up study, OLFUS-VIPES, which reported its first-year results in October 2015, followed by a complete study report in March 2016 during the AAAAI meeting in Los Angeles, California. Findings from the first twelve months of OLFUS-VIPES suggest that the treatment effect of Viaskin Peanut increases over time in children. In OLFUS-VIPES, we observed that 12 additional months of therapy with Viaskin Peanut 250 µg increased the number of patients benefiting from treatment to 70% in OLFUS-VIPES from 50% in VIPES, with 80% of children (ages six-11 at entry in VIPES) responding to therapy after 24 months. Viaskin Peanut has also been explored independently in two large academic trials, CoFAR6 and ARACHILD. CoFAR6, a Consortium of Food Allergy Research, or CoFAR, study sponsored by the National Institute of Allergy and Infectious Diseases, or NIAID, met its primary endpoint in cohorts treated with both Viaskin Peanut 100 µg (P=0.005) and Viaskin Peanut 250 µg (P=0.003). The 52-week results from CoFAR6 were presented at the 2016 AAAAI meeting. In June 2013, the Assistance Publique—Hôpitaux de Paris, or AP-HP, presented data from its ARACHILD pilot trial of Viaskin Peanut. In June 2012, we presented proof-of-concept data at the European Academy of Allergy and Clinical Immunology, or EAACI, Congress from a multi-center, double-blind, placebo-controlled, randomized Phase Ib clinical trial of Viaskin Peanut.

Our second product candidate, Viaskin Milk, is being developed for children (including infants) for the treatment of two indications: IgE mediated CMPA and milk-induced EoE. Proof-of-concept data from a pilot clinical trial of Viaskin Milk was published in JACI in 2010. In November 2014, we initiated our 194 subject, multi-center, double-blind, placebo-controlled, randomized Phase I/II safety and efficacy MILES clinical trial of repeated doses of Viaskin Milk in patients with IgE mediated CMPA, and completion of its Part A (Phase I) occurred in June 2015. Part B (Phase II) is currently enrolling patients in the U.S. and Canada. Results from MILES are expected in the second half of 2017.

In November 2015, Dr. Jonathan Spergel from the Children’s Hospital of Philadelphia, or CHOP, initiated an investigator-sponsored multi-center, double-blind, placebo-controlled, randomized trial to study safety and efficacy of Viaskin Milk in pediatric patient populations with milk-induced EoE. The trial is ongoing, and is expected to enroll approximately 20 patients four to 11 years of age.

We are also developing a third product candidate, Viaskin Egg, for the treatment of hen’s egg allergy. In the first half of 2015, we began pre-clinical work for this product candidate with the goal of initiating a clinical program if these studies are successful.

Viaskin Peanut

Background

Peanut allergy is one of the most common food allergies, and can cause severe, potentially fatal, allergic reactions, including anaphylaxis. Strict avoidance of peanut is essential, as even trace amounts of peanut can cause severe allergic reactions. According to recent studies, food allergies, mainly peanut, are responsible for 150 to 200 deaths every year in the United States and about 200,000 emergency room visits. While anaphylactic shock is the most severe allergic reaction to peanuts, many patients also suffer from a poor quality of life. Peanut allergies have lifelong effects and are often associated with psychological traumas, including fear of eating, antisocial behavior and anxiety.

Allergy to peanuts appears to be on the rise and its prevalence has increased in the past 10 years. According to an article published in JACI, a recent survey in the United States indicated that approximately 1% of the U.S. population, or more than three million people, are allergic to peanuts and/or nuts. Two recent studies conducted in the United States and the United Kingdom show that peanut allergy has doubled in five years in children below age five. A study funded by Food Allergy Research and Education, Inc., or FARE, indicates that the number of children in the United States with peanut allergy more than tripled between 1997 and 2008. Although some patients outgrow their peanut allergies, research indicates that only about 20% of individuals with peanut allergy outgrow it during a lifetime.

Phase III Clinical Trial — PEPITES

In December 2015, we initiated a pivotal Phase III trial designed to evaluate the safety and efficacy of Viaskin Peanut 250 µg in children four to 11 years of age suffering from peanut allergy. PEPITES is an international, randomized 2:1, double-blind, placebo-controlled Phase III study, in which pediatric peanut allergic patients will be treated with Viaskin Peanut 250 µg or placebo for 12 months. During the trial, patients’ peanut allergy will be assessed using a double-blind, placebo controlled food challenge, or DBPCFC, at baseline. The DBPCFC will be halted once the subject exhibits an objective symptom, as described on a pre-specified scale, thus establishing a subject’s peanut reactivity level, which is labeled as the patient’s eliciting dose, or ED. As in VIPES, subjects will receive a daily application of Viaskin Peanut or placebo over a 12-month treatment period. Each patch will be applied for 24 hours on the back of children.

Both the FDA and the EMA have agreed to a combined primary endpoint based on a responder analysis after 12 months of treatment. For patients with a baseline peanut protein ED equal to or less than 10 mg, a responder will be defined as a patient with a peanut protein ED equal to or greater than 300 mg of peanut protein after 12 months of treatment. For subjects with a baseline ED greater than 10 mg, a responder will be defined as a patient with a peanut protein eliciting dose equal to or greater than 1,000 mg of peanut protein after 12 months of treatment. Secondary endpoints will include the change from baseline of mean and median cumulative reactive dose of peanut protein, or CRD, which is used to establish the total quantity of peanut protein consumed during the DBPCFC. Serological markers will also be measured at baseline, three, six and 12 months in order to characterize the immunological changes in subjects.

PEPITES is expected to enroll approximately 330 patients in about 30 centers across North America (Canada and the U.S.), Europe, and Australia. Enrollment completion for PEPITES is expected in the third quarter of 2016. Based on this timeline, we expect study results to be available in the second half of 2017.

Phase IIb Clinical Trials—VIPES and OLFUS-VIPES

VIPES (Viaskin Peanut’s Efficacy and Safety)

In August 2012, we initiated VIPES, a double-blind, placebo-controlled, multi-center Phase IIb clinical trial of Viaskin Peanut in 221 peanut allergic subjects with a well-documented medical history of systemic reactions after ingestion of peanut. Subjects completed their last food challenge visits after twelve months of treatment.

The VIPES trial was a multi-center clinical trial conducted at 22 sites in North America and Europe. In the trial, 221 peanut-allergic subjects were randomized into four treatment arms to evaluate three doses of Viaskin Peanut, specifically 50 µg, 100 µg and 250 µg peanut protein, compared to placebo. The trial was prospectively organized across the three dose levels with two patient strata, composed of three different patient age groups: children (113 subjects, ages six-11) for the first stratum and adolescents (73 subjects, ages 12-17) plus adults (35 subjects, ages 18-55) for the other stratum. Each patient underwent two DBPCFCs: one at initial screening and one at 12 months after initiation of treatment. The challenge was halted once the subject exhibited an objective symptom, thus establishing a subject’s ED. Patients in VIPES received a daily application of the Viaskin Peanut patch over a 12-month treatment period. Each patch was applied for 24 hours, either on the upper arm for adults (age 18-55) and adolescents (age 12-17) or on the back of children (age six-11).

Baseline peanut tolerance levels were established by measuring the peanut eliciting dose at which patients began to exhibit allergy symptoms, thus establishing the reactive baseline dose. The median baseline reactive dose in VIPES was 30 mg for children and 100 mg for adolescents and adults. The distribution of patients’ baseline reactive dose is summarized in the graph below.

The primary efficacy endpoint in the trial was the percentage of treatment responders for each active treatment compared to placebo. Trial responders were defined as patients who, after 12 months of treatment with Viaskin Peanut and using a DBPCFC, started to react at a dose of peanut protein equal to or greater than 1,000 mg, or at least a 10-fold increase in the eliciting dose of peanut protein compared to baseline. As a secondary efficacy endpoint, CRD was also used to establish the total quantity of peanut protein that began triggering patient reactions at month 12 versus placebo. Serological markers were also measured as additional secondary endpoints at baseline, three, six and 12 months in order to characterize the immunological changes in subjects. In terms of peanut consumption and immunological changes, a consistent dose effect was observed.

The principal coordinating investigator for VIPES in North America is Dr. Hugh Sampson, M.D., Chief of the Division of Allergy & Immunology in the Department of Pediatrics, Director of the Jaffe Food Allergy Institute, and Dean of Translational Biomedical Science at The Mount Sinai Medical Center in New York, United States. Dr. Sampson joined us in June 2015 and was appointed as our Chief Scientific Officer in November 2015.

The principal coordinating investigator for VIPES in Europe is Christophe Dupont, M.D., Ph.D., Head of the Pediatric-Gastroenterology Ambulatory Department at the Necker Hospital, or AP-HP. Dr. Dupont is a member of the European Society for Pediatric Gastroenterology, Hepatology and Nutrition and of the Committee of Nutrition of the French Pediatric Society. Dr. Dupont is also the Chairman of our Scientific Advisory Board.

Results of VIPES Trial

In September 2014, we announced topline results for the VIPES trial, which was followed by a full study report at the 2015 AAAAI Annual Meeting in Houston, Texas, during an oral presentation by Dr. Sampson titled, “Epicutaneous Immunotherapy (EPIT) is effective and safe to treat Peanut Allergy: a multi-national, double-blind placebo-controlled randomized, phase IIb trial.” We discussed additional post-hoc analyses during a webcasted company event following the AAAAI meeting.

The primary efficacy endpoint was met with Viaskin 250 µg, with 50.0% responders vs 25.0% with placebo, p=0.0108 [Figure 1]. Moreover, children in the Viaskin 250 µg arm (six-11 years) exhibited 53.6% responders vs 19.4% for placebo, p=0.0076 [Figure 2]. In children, the mean CRD showed a Viaskin Peanut dose-dependent response, with a change from baseline of +61 mg, +471 mg, +570 mg and +1121 mg for the placebo, 50 µg, 100 µg, and 250 µg arms, respectively [Figure 3]. Children’s immunological responses were deemed to be robust. In the Viaskin 250 µg arm, peanut-specific IgE exhibited a median increase ≥ 50 kUA/L at 3 months and decreased back to baseline at 12 months; median peanut-specific IgG4 at 12 months increased in a dose-dependent fashion: 1.3, 5.5-, 7.2- and 19.1-fold for each dose arm, respectively [Figure 4].

We are conducting additional analyses on the adolescents and adults age stratum. Due to a high placebo response rate, we believe these results need to be investigated further before determining our Viaskin Peanut development path in these patient populations [Figure 5]. We intend to refine our development strategy for both peanut allergic adolescents and adults in the next 12 months.

Patient compliance with daily Viaskin Peanut application was above 97%. The safety profile was confirmed across all active arms with no serious treatment-related adverse events reported or use of epinephrine related to treatment. Three separate Data Safety Monitoring Board, or DSMB, meetings concluded that VIPES did not have any safety concerns. In the trial, there were 20 SAEs, but none related to study drug. Of the 20 SAEs in VIPES, 14 were anaphylaxes during the DBPCFC, three were moderate anaphylaxes after accidental consumption of peanut containing foods outside of clinical trial site, one was a reaction to fish consumption, one respiratory distress case and one psychiatric case. The trial drop-out rate was 6.4%, or 14 patients, which was below the 15% rate initially anticipated. Two of the 14 drop-outs were related to the study drug due to dermatitis, one was due to uncontrolled asthma not related to treatment and the remaining 11 patients were drop-outs due to non-compliance, lost to follow-up or consent withdrawals. Furthermore, local cutaneous reactions, mostly mild and moderate, were observed in the majority of the active groups.

The following figures summarize these results.

Figure 1: Summary of VIPES Responders

Figure 2: Summary of VIPES Responders: Children

Figure 3: Summary of CRD Changes from Baseline in Children

Figure 4: Summary of Immunological Responses in Children

Figure 5: Summary of VIPES Responders: Adolescents and Adults

OLFUS-VIPES (Open-Label Follow-Up Study)

In September 2013, we initiated an open-label follow-up Phase IIb clinical trial called OLFUS-VIPES to assess the long-term efficacy and safety of Viaskin Peanut in subjects with peanut allergy. OLFUS-VIPES is an extension trial for subjects having completed the VIPES double-blind, placebo-controlled clinical trial, during which all subjects are under active treatment with Viaskin Peanut 250 µg. OLFUS-VIPES includes 171 subjects at 21 sites in North America and Europe, representing 83% of the patients who completed 12 months of therapy in the VIPES trial. The objective of this trial is to assess the efficacy and safety of Viaskin Peanut after up to 36 months of epicutaneous immunotherapy in peanut allergic subjects, as well as sustained unresponsiveness of subjects to peanut protein after cessation of treatment.

Results

In October 2015, we announced topline results for OLFUS-VIPES, which show that the treatment effect with Viaskin Peanut seems to increase over time in children. Additional results were also presented by Dr. Sampson during the 2016 AAAAI meeting in Los Angeles, California. In the topline results for OLFUS-VIPES, we observed that 12 additional months of therapy with Viaskin Peanut 250 µg increased the number of patients benefiting from treatment to 70% in OLFUS from 50% in VIPES. No drug-related epinephrine use or SAEs due to Viaskin Peanut were reported. The study’s median compliance rate, which was maintained at 96%, was also consistent with previously reported results from VIPES.

Moreover, the response rate in children (ages six-11 at entry in VIPES) treated with the 250 µg dose for 24 months was observed to increase to 80% from 57% at OLFUS baseline; the average CRD for the this treatment group was 1,883 mg (1,440 mg median) of peanut protein compared to 84 mg (44 mg median) at baseline during VIPES entry [Figure 6]. Serological markers for this treatment group showed the strengthening of the immunological changes initially observed in VIPES. After 24 months, a median 40% decrease from the VIPES baseline value in peanut-specific IgE was observed, while the high median levels in immunoglobulin G4m, or IgG4, were maintained at an 800% increase from the VIPES baseline [Figure 7].

Children who received the placebo for one year in VIPES and received Viaskin Peanut for 12 months in OLFUS showed a 53.6% response rate compared to 17.2% at the OLFUS-VIPES baseline, which was consistent with previous findings from VIPES [Figure 8].

After 12 additional months of treatment with Viaskin Peanut, no additional significant clinical response was observed relative to the OLFUS baseline in the adolescents’ and adults’ treatment groups. Response rates consistent with the results observed in VIPES were shown in treatment-naïve adolescents and adults who received 12 months of therapy during OLFUS.

The following figures summarize these results.

Figure 6: Summary of Responders in OLFUS-VIPES - Children Treated for 24 Months with Viaskin 250 µg

Figure 7: OLFUS-VIPES Serological Evolution in Children Treated for 24 Months with Viaskin 250 µg

Figure 8: Summary of Responders in OLFUS-VIPES - Children Treated with Viaskin Peanut for 12 Months

Phase Ib Clinical Trial

In July 2010, we initiated our first clinical trial of Viaskin Peanut in the United States, which was a Phase Ib trial to evaluate the safety and tolerability of repeated epicutaneous administration of Viaskin Peanut in patients allergic to peanuts. Results from this trial were published in February 2016 in JACI. In the trial, which was conducted at five leading centers in the United States, 100 subjects (initially adults, followed by adolescents and then children) allergic to peanuts, including 70 with a non-severe allergy and 30 with a severe allergy, were randomized and treated for two weeks with 20 µg to 500 µg of Viaskin Peanut or with placebo. Subjects with a history of severe anaphylactic reactions could be enrolled only after assessment of the safety of Viaskin Peanut in subjects with historical non-severe anaphylaxis. The primary endpoint of this clinical trial was safety, with the primary safety parameters of adverse events, physical examinations, vital signs, lab values, allergic reactions, any skin reactions, local or distant, echo-cardiogram, and Peak Expiratory Flow and spirometry (FEV1). Secondary endpoints included the proportion of subjects that experience systemic reactions such as urticaria, asthma and acute dyspnea, change in blood pressure, and digestive symptoms such as vomiting and diarrhea associated with Viaskin Peanut treatment versus placebo, the proportion of subjects requiring treatment for systemic reactions related to Viaskin Peanut treatment or placebo, and overall adherence to the clinical trial treatment.

In the overall population, the dose of 500 µg of Viaskin Peanut in adults and adolescents, and the dose of 250 µg of Viaskin Peanut in children, were each shown to be well-tolerated maximum doses regardless of the administration plan. Importantly, an excellent treatment compliance rate greater than 96% was observed and the intermediate results suggested satisfactory usage safety of Viaskin Peanut in patients allergic to peanuts. The interim report was communicated to the FDA on December 15, 2011, and we released the complete results of this clinical trial at the EAACI Congress in June 2012.

Academic Trials

The lack of cure and approved treatments for food allergies has encouraged researchers and physicians to conduct several observational and mechanistic studies to further their understanding of these diseases. In the United States, for example, the NIAID of the United States National Institutes of Health has substantially increased its support for food allergy research since 2003, including the establishment of CoFAR in 2005.

As such, we have been approached by certain academic and research institutions interested in exploring Viaskin and EPIT’s mechanism of action and their impact on patients. In particular, both the AP-HP in France and CoFAR in the United States have initiated clinical trials to assess Viaskin Peanut’s efficacy: ARACHILD and CoFAR6, respectively. While not a sponsor of these trials, we have and will provide the doses of Viaskin Peanut needed to complete both of these trials.

CoFAR6 (Consortium for Food Allergy Research 6)

In October 2013, CoFAR launched a multi-center, randomized, double-blind, placebo-controlled trial to evaluate Viaskin Peanut in children and adults allergic to peanuts. This trial is sponsored and funded by the NIAID and coordinated by Stacie M. Jones, MD, Professor of Pediatrics, University of Arkansas for Medical Sciences, Arkansas Children’s Hospital, Little Rock, Arkansas. The trial is being conducted in five hospitals in the United States and includes 75 patients; 54 children four to 11 years of age and 21 adolescents and adults 12 to 25 years of age. In CoFAR6, subjects were randomized 1:1:1 to two doses of Viaskin Peanut (100 µg and 250 µg) or placebo. The primary outcome measure was the percent of patients desensitized to peanut protein during the peanut protein oral food challenge, or OFC, at week 52. Responders were characterized as patients who successfully passed a 5044 mg OFC or who successfully consumed a dose ten times greater as compared to baseline.

The 52-week CoFAR6 results were highlighted during two oral presentations at the 2016 AAAAI Annual Meeting in Los Angeles, California. Findings from this study were consistent with clinical data trends previously observed in

VIPES. In the CoFAR6 trial, Viaskin Peanut was observed to have a favorable safety and tolerability profile across treatment groups, with no SAEs or epinephrine use related to treatment observed. Treatment adherence was high (97.1%), dropouts were low (8%), and no withdrawals occurred in the 250 µg treatment group. Cohorts treated with both Viaskin Peanut 100 µg (P=0.005), and Viaskin Peanut 250 µg (P=0.003) met the primary efficacy endpoint in all populations. The treatment response was enhanced in children four to 11 years of age, and also, with Viaskin Peanut 250 µg compared to Viaskin Peanut 100 µg. Based on additional analysis presented separately by us, we observed a greater response in children treated with the 250 µg dose (P=0.001).

CoFAR6 also explored mechanistic features of Viaskin Peanut. Dr. Cecilia Berin, Associate Professor Pediatrics, Mount Sinai Hospital in New York, New York presented early findings from CoFAR6 at the 2016 AAAAI meeting, which supported Viaskin Peanut’s mechanistic features that have been observed at the preclinical level. Viaskin Peanut at the 250 µg dose showed a trend of decreased Th2 cell frequency without any increased trends in the Th1 response. In animal models, we have observed that Viaskin’s unique mechanism of action could rebalance the immune reaction by down-regulating the Th2 response to allergens while keeping Th1 responses balanced.

ARACHILD

The ARACHILD trial is a pilot trial conducted in France by the AP-HP. It is a DBPCFC trial to investigate the efficacy and safety of Viaskin Peanut in peanut allergic patients recruited from six centers. In the trial, 54 patients (35 children (age five to 11) and 19 adolescents (age 12 to 18)), were randomized into two treatment arms to evaluate a single dose of Viaskin Peanut, specifically 100 µg of peanut protein, compared to placebo. Patients in the placebo arm were crossed over at six months to Viaskin Peanut without unblinding the trial. Each patient underwent DBPCFCs at months six, 12 and 18 after initiation of treatment. After the initial double-blind six-month treatment period, all patients went through an open-label period of 30 months. The primary endpoint of the trial was the proportion of patients who achieved at least a 10-fold increase in initial reactive dose or CRD greater than 1,000 mg of peanut protein (about four peanuts). The secondary endpoints included significant immunological changes.

In June 2013, AP-HP reported the results from the initial six-month double-blind placebo-controlled phase of the trial and for the first 12 months of the open-label follow-up phase. In the active group (28 subjects), six-, 12- and 18-month data showed 7.4%, 20% and 40% of subjects, respectively, consuming at least 10 times more peanut protein than tolerated at the beginning of the trial (versus 7.7% in the placebo arm before the crossover to Viaskin Peanut at month six, then 13% and 19% respectively after the crossover). Net trends of a specific sub-analysis of 19 adolescents (age 12 to 17) showed that despite a positive serological response of IgE, no adolescents qualified as responders at six, 12 and 18 months. In an analysis of 35 children (age five to 11), we observed not only a positive serological response of IgE, but also that an immunological response is characteristic of an acquisition of tolerance leading to a continuous and progressive number of responders. For the children subgroup, six-, 12- and 18- month data showed 12.5%, 33.3% and 66.7% of subjects, respectively, consuming at least 10 times more peanut protein than at the beginning of the trial (versus 10.5% in the placebo arm before the crossover to Viaskin Peanut at month six, then 16.7% and 23.5%, respectively, after the crossover). Viaskin Peanut also showed significant immunological changes (secondary efficacy endpoints) in the overall population, with clear-cut results in children. In treated children, peanut-specific IgE were increased by more than two-fold at 6-month, before decreasing and approaching toward initial levels at 18-month, while peanut-specific IgG4 (immunoglobulin G4) increased by more than eight-fold over 18-month of treatment.

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

Viaskin Milk

Background

CMPA is frequently the first allergy that appears during early childhood. CMPA is often missed in the primary care setting and can be a significant cause of infant distress when left undiagnosed. Symptoms can include gastrointestinal problems such as vomiting and diarrhea, skin rash, angioedema or rapid swelling of the skin, and anaphylaxis. The only option available for CMPA management is the avoidance of cow’s milk, which can lead to issues of dietary imbalance, failure to thrive and poor quality of life.

In addition, cow’s milk allergy is believed to be involved in a majority of cases of EoE in children and it is estimated that EoE impacts one in every 2,000 children. EoE is a recently recognized allergic inflammatory disease, characterized by swelling of the esophagus. Typical symptoms include vomiting, abdominal pain, regurgitation, dysphagia and, in young children and infants, feeding difficulties and failure to thrive. Because the diverse and non-specific symptoms, EoE can be diagnosed only by esophageal biopsy. In addition to presenting symptoms, acute and chronic complications that may arise if EoE remains untreated include food impaction, esophageal stricture, narrow-caliber esophagus and esophageal perforation. EoE is considered to be a chronic condition with no currently approved treatments.

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

MILES (MILk Efficacy and Safety)

In November 2014, we initiated our MILES trial, a multi-center, double-blind, placebo-controlled, randomized Phase I/II trial to study the safety and efficacy of Viaskin Milk in pediatric patient populations (age two to 17) suffering from IgE mediated CMPA. We have an open IND for this trial. This trial is being conducted in select U.S. and Canadian clinical centers. Up to 194 subjects (18 subjects in Part A and 176 subjects in Part B) will be randomized for treatment at approximately 18 sites.

In June 2015, we announced results for Part A of MILES, which is equivalent to Phase I, which evaluated the safety of repeated daily applications of three escalating dose-levels of Viaskin Milk (150 µg, 300 µg and 500 µg cow’s milk protein) versus placebo during three weeks. The DSMB for the study recommended that the study continue and expressed no safety concerns after evaluating the Part A safety data of subjects treated with the three doses of Viaskin® Milk.

Enrollment for Part B of the trial, which is equivalent to Phase II, was launched in October 2015, and it is expected to be completed in the third quarter of 2016, with study results expected in the second half of 2017. Part B is designed to evaluate the safety and efficacy of three doses of Viaskin Milk (150 µg, 300 µg, 500 µg) compared to placebo for 12 months. The primary efficacy endpoint will be the percentage of subjects who are treatment responders after 12 months, defined as subjects who meet at least one of the following criteria: (1) a10-fold or greater increase in CRD of cow’s milk proteins at month 12 of the food challenge as compared to baseline value in addition to reaching tolerance to at least 144 mg of cow’s milk protein (approximately 4.5 mL of milk) or (2) a CRD of cow’s milk proteins greater than or equal to 1,444 mg (approximately 45 mL of milk) at month 12 of the food challenge. Secondary efficacy endpoints include, among others, the percentage of subjects who are treatment responders at month 24, the mean and median CRD of cow’s milk proteins at months 12 and 24 as well as the change in CRD from baseline, the change from baseline in the severity of symptoms elicited during the food challenge from baseline to months 12 and 24, and the change from baseline in quality of life assessments at months 12 and 24.

SMILEE (Study of efficacy and safety of the Viaskin MILk in Milk-Induced Eosinophilic Esophagitis)

SMILEE is a double-blind, placebo-controlled, randomized 3:1 trial designed to evaluate the safety and efficacy of Viaskin® Milk 500 µg for treating milk-induced EoE in children ages four to 11. The trial is being conducted by Dr. Jonathan Spergel at CHOP pursuant to an investigator-sponsored IND application that was accepted by the FDA in July 2015. Although we are providing assistance in the form of funding and trial supplies, this trial is being conducted by CHOP and supervised by Dr. Spergel.

Subjects with a documented medical history of EoE after ingestion of milk who currently adhere to a strict milk-free diet are being considered for participation in the trial. Approximately 20 subjects, 15 in the active treatment group and five in the placebo group, will be randomized and treated for nine months while remaining on a milk-free diet. The subjects will then continue their assigned treatment during a milk reintroduction period (1 week to 2 months), for a total of up to 11 months of treatment. The primary efficacy endpoint will evaluate the maximum esophageal eosinophil count in the active treatment group compared to placebo at the end of treatment. Secondary efficacy endpoints will include the change in symptoms score at the end of treatment compared to baseline and mean esophageal eosinophil count at the end of treatment. SMILEE began enrolling patients in November 2015.

Pilot Clinical Trial

Dr. Christophe Dupont and the AP-HP conducted a double-blind, placebo-controlled pilot clinical trial of EPIT in 2005 in children (age three months to 15 years) with high levels of specific IgE related to cow’s milk protein who were unable to consume more than 10 mL of cow’s milk. A publication discussing this trial’s results was published in JACI in 2010. In the trial, at the end of a three-month treatment, the mean cumulative tolerated dose increment was 12-fold in the active group versus 8% in the placebo group.

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

Egg-allergic reactions are mostly cutaneous in nature, including skin rashes and hives, and typically occur within 30 minutes of egg contact or ingestion. Gastrointestinal problems, such as vomiting, and respiratory complications, such as nasal congestion, are also common, but anaphylaxis is not often reported. Food allergy experts believe that about one-third of eczema patients react to food triggers, which can sometimes cause the eczema to worsen. The most common food allergen associated with eczema is egg.

Development Program for Viaskin Egg

We are developing Viaskin Egg as a treatment that we believe can reduce the clinical manifestations of hen’s egg allergy. Studies also suggest that the treatment of egg allergy in young children may have a significant impact on preventing the occurrence and development of eczema.

We recently began pre-clinical work for this product candidate and plan to initiate a clinical program if these studies are successful.

Other Potential Viaskin Technology Applications

We believe that our broadly applicable technology platform, know-how and deep understanding of EPIT positions us well to develop product candidates in areas of unmet medical need in immunotherapy. We currently expect to selectively conduct product development programs outside of our core food allergy expertise, and will often seek to collaborate with companies or agencies that are experts in a particular field. To date, we have signed several collaboration agreements to broaden the number of indications we are pursuing with our Viaskin technology platform, while also developing other potential product candidates independently. These programs and collaboration agreements are in the early proof-of-concept phase, and we do not expect to provide regular updates unless and until we elect to move one of them forward in a meaningful way. These preclinical assets include the following:

•	With the University of Geneva and Bionet Asia, we are developing a booster vaccine against pertussis, for which a first clinical trial is planned to start in 2016. In June 2015, scientific data demonstrating the potential application of the Viaskin technology to boost protective immunity against Bordetella pertussis (whooping cough) was published in Vaccine.

•	With the Icahn School of Medicine at Mount Sinai, we are investigating the efficacy and mechanism of epicutaneous tolerance utilizing our Viaskin technology for the treatment of Crohn’s disease. In December 2015, preclinical data supporting Viaskin’s application in Crohn’s was presented at Crohn’s & Colitis Foundation of America Advances in Inflammatory Bowel Diseases, or AIBD, in Orlando, Florida.

•	With the French Institute for Agricultural Research, or INRA, we are developing a new vaccine strategy for respiratory syncytial virus, or RSV, in infants. This project seeks to offer a pre-clinical proof of concept for an innovative pediatric vaccine against RSV. This project is funded by the French National Research Agency, or ANR. In November 2015, we presented preclinical data on the use of Viaskin for vaccination against respiratory RSV at the RSV Vaccines for the World 2015, or RSVVW, meeting in La Jolla, California.

•	With the Institut National de la Santé Et de la Recherche Médicale, or INSERM, we are developing a novel therapeutic strategy for hemophilia A with inhibitors. Data from this preclinical trial was presented during an oral presentation at the 2016 AAAAI meeting in Los Angeles, California.

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

Our First Marketing Experience: Diallertest Milk—A Ready-to-Use Patch Test For Detecting CMPA in Young Children

In 2004, we introduced to the French market Diallertest Milk, the first ready-to-use patch test for detecting CMPA in young children. Diallertest Milk is sold exclusively in France through a distribution partner. To date, sales of Diallertest Milk have been moderate, totaling approximately 25,000 kits per year on average over the past three years. During the second half of 2015, we discontinued our commercial partnership with respect to the product and ceased selling Diallertest Milk.

In June 2009, we received a letter from the Agence Française de Sécurité Sanitaire des Produits de Santé (French Agency for the Safety of Health Products), informing us that, in its view, Diallertest Milk, although previously marketed as a medical device in France, met the criteria for a drug product and accordingly would be required to complete a Phase III marketing authorization study in accordance with the regulations in France applicable to the marketing of drug products. However, in light of the safety profile and perceived clinical utility of this product, the agency did not require that we discontinue the marketing and sale of Diallertest Milk and instead indicated that they would review with us our progress towards completing a Phase III trial at a later date. As of the date of this Annual Report on Form 20-F we have not yet initiated this Phase III clinical trial, as we continue to evaluate the commercial rationale for doing so. We are also evaluating potential marketing and/or distribution relationships to market this product in Europe and in other major markets.

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

This process sprays a liquid solution of electrically charged proteins onto the patch’s backing, which is then turned into a dry solid charged particle, which remains stuck onto the patch’s backing. It deposits very small and precise quantities of the active substance, devoid of adjuvants. The patch can then be stored at room temperature, providing a long shelf life. We believe this patented technology is highly scalable and complies with cGMP requirements.

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

We currently rely on a contract manufacturer, Sanofi, to manufacture the active pharmaceutical ingredients used in our Viaskin product candidates, such as peanut protein extract. Our manufacturing machine technology then uses an electrospray to deposit the active pharmaceutical ingredient onto the Viaskin patch. For our pre-clinical testing, we used two different prototypes. We then developed a third-generation machine in 2009 to manufacture patches for our clinical trials. For the Phase I and II of Viaskin Peanut and Viaskin Milk clinical trials, our electrospray machine, GEN3.1, was able to produce 15,000 patches per batch, which was sufficient for our clinical needs. Overall, on a yearly basis, GEN3.1’s throughput is approximately 750,000 patches.

We developed a new version of this tool, GEN3.2, in 2014. This new generation manufacturing tool allows us to produce larger batch sizes of around 60,000 patches, which are compatible with our later-stage clinical development needs. Overall, on a yearly basis, GEN3.2’s throughput is expected to be approximately 2,250,000 patches.

We believe that a commercial-scale version of our electrospray manufacturing tool, GEN4.0, will be completed in the second half of 2016 and efforts to increase our production capacity are currently ongoing. We anticipate that this tool will allow us to produce commercial batch sizes of around 500,000 patches, compatible with initial expected market demand. Overall, on a yearly basis, GEN4.0’s throughput is expected to reach approximately 20 to 30 million patches.

GEN3.1 (2009) 18 nozzles Used for Phase I and Phase II trials Batch size: 15,000 patches More than 200,000 produced since 2009

GEN3.2 (2014) 54 nozzles Used for Phase III trials Batch size: 60,000 patches Improved electrospray process, forerunner of GEN4

GEN4 (expected 2H 2016) Assembly ongoing Up to 300 nozzles Commercial products Used for commercialization Batch size: 500,000 patches

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

Intellectual Property

Our patent portfolio includes pending patent applications and issued patents in the United States and in foreign countries. These patents and applications generally fall into four broad categories:

•	patents and patent applications we co-own with AP-HP and the Université de Paris-Descartes relating to the Viaskin electrostatic patch and its use, many of which may expire as early as 2022;

•	patents and patent applications which we own relating to our electrospray method of manufacturing the Viaskin electrostatic patch, which may expire as early as 2028;

•	patents and patent applications we co-own with AP-HP and the Université de Paris-Descartes relating to the treatment of peanut allergies using our Viaskin patch technology, which may expire as early as 2027; and

•	a variety of other patent applications that we own or co-own relating, for example, to prophylactic uses of the Viaskin patch technology and to treatment of other indications using the Viaskin patch technology.

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

Co-Ownership Agreement

AP-HP and Université de Paris-Descartes

In January 2009, we entered into an assignment, development and co-ownership agreement with AP-HP and Université Paris-Descartes, or UPD, by which we agreed to terms of co-ownership with AP-HP and UPD of certain U.S. and foreign patents and patent applications, referred to herein as the shared patents. We, and any licensees or sublicensees that we designate, have the exclusive right to commercial uses of the shared patents. AP-HP and UPD agreed to use the shared patents only for internal research purposes and not to license the shared patents to any third party. Upon commercialization of any product covered by the shared patents, which we expect would include our Viaskin product candidates, we will be obligated to pay AP-HP and UPD a percentage of net sales as a royalty. This royalty is in the low single digits and varies depending on the particular patent used in the product. Additionally, if we license any of the shared patents to a third party and a licensee commercializes products covered by such shared patents, we will be obligated to pay AP-HP and UPD a percentage in the low single digits of the money that we receive from our licensee.

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

Competition

The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Significant competitive factors in our industry include product efficacy and safety: quality and breadth of an organization’s technology; skill of an organization’s employees and its ability to recruit and retain key employees; timing and scope of regulatory approvals; government reimbursement rates for, and the average selling price of, products; the availability of raw materials and qualified manufacturing capacity; manufacturing costs; intellectual property and patent rights and their protection; and sales and marketing capabilities.

We cannot assure you that any of our products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors.

Our competitors may also succeed in obtaining FDA or other regulatory approvals for their product candidates more rapidly than we are able to do, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights. Market acceptance of our product candidates will depend on a number of factors, including: (1) potential advantages over existing or alternative therapies or tests; (2) the actual or perceived safety of similar classes of products; (3) the effectiveness of sales, marketing, and distribution capabilities; and (4) the scope of any approval provided by the FDA or foreign regulatory authorities.

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

To our knowledge, other pharmaceutical and biotechnology companies are also seeking to develop food allergy treatments, although many are in the discovery or preclinical stages. For example, Aimmune Therapeutics, Inc., formerly known as Allergen Research Corporation, is currently enrolling patients in a Phase III trial to evaluate the safety and efficacy of its OIT product candidate, AR101, in peanut allergic patients. To our knowledge, the company uses a formulation of peanut flour for oral administration intended for oral desensitization to peanut. We are also aware of other companies that are working on recombinant peanut proteins capable of initiating an attenuated immune response of using subcutaneous administration. We are also aware that Sanofi has entered into licensing agreements of discovery platforms in selected food allergies, notably with Immune Design Corp. and Selecta Biosciences Inc. and may pose a competitive risk to our products in the future.

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

Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we or our collaborators obtain regulatory approval. Sales of our products will depend, in part, on the extent to which our products, once approved, will be covered and reimbursed by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that a payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA approved drugs for a particular indication.

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

For example, the ACA, enacted in March 2010, has already had, and is expected to continue to have, a significant impact on the health care industry. The ACA was designed to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to biopharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare Part D program. We cannot predict the full impact of the ACA on biopharmaceutical companies as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet occurred.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. The Joint Select Committee on Deficit Reduction was tasked with recommending to Congress proposals in spending reductions. Because they did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, it triggered the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. The ATRA, among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

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

Other Healthcare Laws and Compliance Requirements

Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients may expose us to broadly applicable federal, state, and foreign fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, proposed sales, marketing and education programs of our product candidates that obtain marketing approval. The healthcare laws and regulations that may affect our ability to operate include, among others:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, an item, good, facility or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated;

•	federal civil and criminal false claims laws and civil monetary penalty laws, including the federal civil False Claims Act, which impose penalties and provide for civil whistleblower or qui tam actions against individuals and entities for, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government, including for example, providing inaccurate billing or coding information to customers or promoting a product off-label;

•	HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, knowingly and willfully falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters, knowingly and willfully embezzling or stealing from a healthcare benefit program, or willfully obstructing a criminal investigation of a healthcare offense;

•	the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members in applicable manufacturers and group purchasing organizations;

•	HIPAA, as amended by the HITECH Act, and its implementing regulations, which imposes certain requirements on covered entities and their business associates relating to the privacy, security and transmission of individually identifiable health information; and

•	state law equivalents of each of the above federal laws, such as state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

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

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant administrative, civil, and/or criminal penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations. If the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to administrative, civil, and/or criminal sanctions, including exclusions from government funded healthcare programs.

C. Organizational Structure.

The following diagram illustrates our corporate structure:

D. Property, Plants and Equipment.

We relocated our corporate headquarters to Montrouge, France in January 2016. Our principal offices occupy a 4,770 square meter facility consisting of office and laboratory space, pursuant to a lease agreement dated March 3, 2015, which expires on March 8, 2024. We made the decision to relocate to a larger facility to accommodate the growth of our company. We also have a second facility in Bagneux, France, which was our former corporate headquarters. This facility consists of 1,479 square meters of office and laboratory space and is used by our industrial and production teams. This lease expires in May 31, 2020.

We also sublease approximately 3,913 square feet of office space in New York, New York, which serves as temporary office space for our U.S. subsidiary. The sublease is for an initial period of 25 months and expires in June 1, 2017 and we expect to move into a more permanent facility in the New York area in the coming year.

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

We initially financed our operations through several private equity investments totaling €38.7 million. In 2012, we completed a €40.6 million initial public offering of our ordinary shares on Euronext Paris. In 2013, we completed a €29.9 million private investment in public equity, or PIPE, of which we received net proceeds of €15.1 million and our selling shareholders received net proceeds of €14.8 million. In 2014, we completed a €104.5 million global underwritten public offering of both ADSs on the Nasdaq Global Select Market, or Nasdaq, and ordinary shares on Euronext Paris, issuing an aggregate of 3,074 686 ordinary shares, from which we received net proceeds of €93.7 million. In July 2015, we completed a €255.3 million underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 ADSs, from which we received net proceeds of €237.3 million. In connection with our 2015 public offering, our share capital increased by €414 thousand with a corresponding increase of €236.9 million in our share premium.

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

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

•	continue the development of our product candidates, including planned and future clinical trials;

•	seek regulatory approvals for our product candidates;

•	prepare for the potential launch and commercialization of our product candidates, if approved;

•	establish a sales and marketing infrastructure for the commercialization of our product candidates, if approved; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts, as well as our operations as a U.S. public company.

We do not expect to generate material revenue from product sales unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Until we can generate substantial revenue from product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our financial statements for 2013, 2014 and 2015 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Operating Income

Our operating income consists of revenues and other income.

Revenues

We historically derive substantially all of our revenues from sales of Diallertest Milk, our diagnostic product for the detection of cow’s milk protein allergy, or CMPA, in children, which was sold exclusively in France through a distribution partner. Sales of Diallertest Milk were moderate, totaling approximately 25,000 kits per year on average over the past three years. During the second half of 2015, we discontinued our commercial partnership with respect to the product and ceased selling Diallertest Milk. We do not expect to derive any revenues in 2016 from the sale of Diallertest Milk.

Other Income

Government Assistance

Due to the innovative nature of our product candidate development programs, we have benefited from a number of sources of assistance from the central French government or local public authorities, intended to finance our research and development efforts or the recruitment of specific personnel. These funds are recognized as other income in our statement of income (loss) for the fiscal year that recorded the financed expenses or expenditures.

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

We received the reimbursement of the CIR for the 2014 fiscal year in 2015. We have requested the reimbursement of the 2015 fiscal year CIR under the applicable rules and expect to be reimbursed in 2016.

Cost of Goods Sold

Because we are not classified as a pharmaceutical laboratory, we historically contracted with a third party to manufacture our Diallertest Milk diagnostic patches according to current good manufacturing practices, or cGMPs. The cost of goods sold therefore historically included the costs of manufacture we incur through this service provider. We discontinued sales of Diallertest Milk the second half of 2015.

Operating Expenses

Since inception, our operating expenses have consisted primarily of research and development activities, general and administration costs and sales and marketing costs.

Research and Development

We engage in substantial research and development efforts to develop innovative pharmaceutical product candidates. Research and development expense consists primarily of:

•	cost of third-party contractors such as contract research organizations, or CROs, that conduct our non-clinical studies and clinical trials;

•	personnel costs, including salaries, related benefits and share-based compensation, for our employees engaged in scientific research and development functions;

•	purchases, real-estate leasing costs, as well as conferences and travel costs; and

•	depreciation, amortization and provisions.

Our research and development expenses in the periods presented mainly relate to the following activities:

•	Viaskin Peanut for the treatment of peanut allergies in children, adolescents and adults. We are currently enrolling patients four to 11 years of age in a pivotal Phase III trial called PEPITES (Peanut EPIT Efficacy and Safety Study), which commenced in the fourth quarter of 2015.We completed a Phase IIb clinical trial of Viaskin Peanut called VIPES (Viaskin Peanut’s Efficacy and Safety) in the third quarter of 2014, which was followed by an open-label follow-up study called VIPES-OLFUS (Open-Label Follow-Up Study). VIPES-OLFUS is currently ongoing.

•	Viaskin Milk for the treatment of Immunoglobulin E, or IgE, mediated CMPA in children. We are currently enrolling patients in a Phase II, or Part B, clinical trial of Viaskin Milk in children called MILES (Milk Efficacy and Safety). The trial’s Phase I, or Part A, was completed in the third quarter of 2015.

•	Scaling of the Viaskin technology. Our efforts to increase our production capacity to support the commercialization of Viaskin Peanut, if approved, are currently ongoing.

Our direct research and development expenses consist principally of external costs, such as startup fees paid to investigators, consultants, central laboratories, and CROs in connection with our clinical studies, and costs related to acquiring and manufacturing clinical study materials. We do not allocate personnel-related costs, costs associated with our general platform improvements, depreciation or other indirect costs to specific programs, as they are deployed across multiple projects under development and, as such, are separately classified as personnel and other expenses.

Research and development activities are central to our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we initiate clinical trials for certain product candidates and pursue later stages of clinical development of our product candidates, particularly our ongoing Phase III clinical trial of Viaskin Peanut.

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

General and Administration

General and administration expense consists primarily of personnel costs and share-based compensation for finance, legal and administrative staff. General and administration expense also consists of fees for professional services, mainly related to audit, IT and legal services, real-estate leasing costs, insurance costs, investor relations costs and communication and travel costs.

We anticipate that our general and administration expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates. We also anticipate continued increased expenses associated with being a public company in the United States, including with respect to compliance with the Sarbanes-Oxley Act.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs and share-based compensation for sales and marketing staff, as well as consulting fees and travel costs.

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

Conditional Advances

OSEO Innovation

Since inception we have received multiple interest-free conditional advances from OSEO Innovation, or OSEO, the French Agency for Innovation and part of the Banque Publique d’Investissement. OSEO’s mission is to provide assistance and financial support to emerging French enterprises by providing such enterprises with growth capital to facilitate the development and commercialization of innovative technologies. Each award of a conditional advance is made to help fund a specific development project. See Note 11 to our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015.

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

In addition to the conditional advances described above, since inception, we have received one non-refundable subsidy from OSEO in connection with our development of our legacy house dust mite product candidate. We refer to this development program as the ImmunaVia project. We account for this non-refundable subsidy as other income ratably over the duration of the funded project.

French Export Credit Insurance Company

In September 2007, we entered into an agreement with the French Export Credit Insurance Company, or COFACE, to support the promotion of our Diallertest Milk product internationally. COFACE offers and manages, on behalf and under the guarantee of the French State, public guarantees to support exportations and investments made by French companies abroad. Under the terms of this agreement, we must repay these advances at up to 7% of the revenues from the export of our Diallertest Milk until April 30, 2017. To date, our export revenues for Diallertest Milk have been modest. During the second half of 2015, we discontinued our commercial partnership with respect to the product and ceased selling Diallertest Milk. We do not expect to derive any 2016 revenues from the sale of Diallertest Milk.

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

Dividend Yield . We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	December 31
	2013	2014	2015
Volatility	40%	40%	40%
Risk free interest rate	1.16%-1.72%	0.71%-0.89%	0.79%-0.81%
Expected life (in years)	7.0	5.0-6.0	7.0
Dividend yield	—	—	—

For 2013, 2014 and 2015, we recorded employee share-based compensation expense of €5.0 million, €4.6 million and €10.4 million, respectively.

A.	Operating Results

Comparison for the Years Ended December 31, 2013 and 2014

Operating Income

We generated operating income of €3.8 million in 2013 and €4.8 million in 2014, an increase of 24.4%. These incomes were mainly generated by our CIR, and more marginally, by Diallertest Milk sales, and by subsidies received for research projects conducted by us.

	December 31,
	2013	2014
	(Amounts in thousands of Euros)
Revenues	182	211
Other income	3,644	4,551
o/w CIR	3,312	4,340
o/w subsidies	332	211
Total income	3,826	4,762

As no research and development expenditure is capitalized before obtaining a marketing authorization, the CIR related to such research programs is entirely recorded as operating income. The grants we received during the period were deducted from the calculation of the CIR base.

For the year ended December 31, 2014, we recorded other income related to CIR of €4.3 million, which we received reimbursement in 2015. In 2014, we received the reimbursement of €3.3 million for the 2013 CIR under the community small and medium business scheme.

The increase of €1.0 million, or 31.0%, in the CIR recorded in 2014 reflects the acceleration of our various development programs in 2014.

The revenues generated by Diallertest Milk, which was only marketed in France through a distributor, increased by 15.9% during the last financial year, from €181,800 in 2013 to €210,759 in 2014.

Cost of Goods Sold

Because we are not classified as a pharmaceutical laboratory, we contracted with a third party to manufacture our Diallertest Milk diagnostic patches according to the cGMP. The cost of goods sold therefore includes the costs of manufacture through this service provider. The cost of goods represented 56.3% and 64.7% of our sales revenues in 2013 and 2014, respectively.

	December 31,
	2013	2014
	(Amounts in thousands of Euros)
Cost of goods sold	102	136

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

	December 31,
	2013	2014
	(Amounts in thousands of Euros)
Viaskin Peanut	6,503	6,398
Viaskin Milk	958	2,555
Total direct research and development expenses	7,461	8,953

Personnel expenses	7,195	7,703
Other Viaskin- & EPIT-related expenses	1,691	3,100
Facility expenses	263	255
Conferences, travel expenses	466	665
Depreciation, amortization and provisions	290	466
Personnel and other expenses	9,905	12,160

Total R&D expenses	17,367	21,143

The increased expenditures from year to year resulted from the costs associated with both the VIPES Phase IIb and OLFUS-VIPES follow up trials of the Viaskin Peanut, the MILES Phase I/II trial of the Viaskin Milk initiated, as well as a substantial strengthening of research and development teams due to the increasing number of active programs.

In particular, we incurred:

•	an increase of 7.1% in total payroll associated with research and development, resulting from an increase in staff from 33 employees at the end of 2013 to 42 employees at the end of 2014, partly offset by a decrease in share-based compensation expense in 2014;

•	an increase of 30.3% in subcontracting and collaboration costs, which includes the costs of service providers for the management our clinical trials, including VIPES, OLFUS-VIPES and MILES;

•	an increase of 42.8% in travel expenses, which is in line with the increase in our research and development staff; and

•	an increase of 60.5% in depreciation, amortization and provisions, reflecting our increased investment in capital equipment.

General and Administration Expenses

During the period presented, our general and administration expenses increased from €6.3 million to €8.1 million, or an increase of 28.7%.

Our general and administration expenses break down as follows:

	December 31,
	2013	2014
	(Amounts in thousands of Euros)
Personnel expenses	4,699	5,109
Fees	587	1,166
Real estate leasing	111	204
Insurance	105	230
Communication and travel expenses	451	645
Telecommunication expenses	65	76
Administrative costs and rental of personal property	97	104
Other	195	583
Total G&A expenses	6,310	8,118

The increase of €1.8 million in general and administration expenses was primarily due to:

•	an increase of 8.7% in total payroll dedicated to administration and management, resulting from an increase in staff from 11 employees at the end of 2013 to 14 employees at the end of 2014, partly offset by a decrease in share-based compensation expense in 2014;

•	an increase of 98.8% in fees, mainly due to higher audit, consulting and legal services expenses generated by our Nasdaq listing;

•	an increase of 43.1% in communication and travel expenses, mainly due to our Nasdaq listing and improving our investor outreach in the U.S.; and

•	an increase of 119.5% in insurance costs due to contracting a Directors and Officers (D&O) liability insurance policy in the context of our Nasdaq listing.

Sales & Marketing Expenses

Sales and marketing expenses were immaterial for the years ended December 31, 2013 and 2014.

Financial Profit (Loss)

Our net financial profit decreased to €0.62 million in 2014 from €0.64 million in 2013, a decrease of 3.4%. The change in our financial profit in 2014 is mainly explained by the cash investment income we received, notably as part of capital increases completed in November 2013 and in October 2014, the financial revenues having increased from €0.67 million in 2013 to €0.73 million in 2014. This was partly offset by a net foreign exchange loss of €0.02 million, compared to a net gain of €0.01 million in 2013.

Comparisons for the Years Ended December 31, 2014 and 2015

Operating Income

We generated operating income of €4.8 million in 2014 and €6.2 million in 2015, an increase of 29.5%. These incomes were mainly generated by our CIR, and more marginally by Diallertest Milk sales, and by subsidies received for research projects conducted by us.

	December 31,
	2014	2015
	(Amounts in thousands of Euros)
Revenues	211	202
Other income	4,551	5,964
o/w CIR	4,340	5,685
o/w subsidies	211	279
Total income	4,762	6,166

As no research and development expenditure is capitalized before obtaining a marketing authorization, the CIR related to such research programs is entirely recorded as operating income. The grants we received during the period were deducted from the calculation of the CIR base.

For the year ended December 31, 2015, we recorded other income related to CIR of €5.7 million, which we requested for reimbursement in 2016. In 2015, we received the reimbursement of €4.3 million for the 2014 CIR under the community small and medium business scheme.

The increase of €1.3 million, or 31.0%, in the CIR recorded in 2015 reflects the acceleration of our various development programs in 2015.

The revenues generated by Diallertest Milk, which was only marketed in France through a distributor, decreased by 4.1% during the last financial year, from €211 thousand in 2014 to €202 thousand in 2015. During the second half of 2015, we discontinued our commercial partnership with respect to the product and ceased selling Diallertest Milk.

Cost of Goods Sold

Because we are not classified as a pharmaceutical laboratory, we contracted with a third party to manufacture our Diallertest Milk diagnostic patches according to the cGMP. The cost of goods sold therefore includes the costs of manufacture through this service provider. The cost of goods represented 64.7% and 63.3% of our sales revenues in 2014 and 2015, respectively.

	December 31,
	2014	2015
	(Amounts in thousands of Euros)
Cost of goods sold	136	128

Research and Development Expenditures

From 2014 to 2015, the total amount spent by us for research and development activity increased from €21.1 million to €34.2 million, or an increase of 61.9%.

Our direct research and development expenses consist principally of external costs, such as startup fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical studies, and costs related to acquiring and manufacturing clinical study materials.

	December 31,
	2014	2015
	(Amounts in thousands of Euros)
Personnel expenses	7,703	13,268
Sub-contracting, collaboration and consultants	10,703	15,325
Research supplies	937	911
Purchases	249	795
Real estate property rental	255	1,094
Conferences and travel expenses	665	1,233
Allowances for provisions and amortization and depreciation	466	1,000
Others	165	608
Total R&D expenses	21,143	34,234

The increased expenditures from year to year resulted from the costs associated with both the PEPITES Phase III and OLFUS-VIPES trials of Viaskin Peanut, which were being conducted simultaneously in 2015, the ongoing MILES Phase I/II trial of the Viaskin Milk initiated in November 2014, as well as a substantial increase in research and development personnel in order to support our increasing numbers of active development programs.

In particular, we have incurred:

•	an increase of 72% in total payroll associated with research and development resulting from both an increase in staff from 42 employees at the end of 2014 to 72 employees at the end of 2015, and from an increase in share-based compensation expense in 2015;

•	an increase of 43% in subcontracting and collaboration costs, which includes the costs of service providers for the management our clinical trials, including PEPITES, OLFUS-VIPES and MILES;

•	an increase of 329% in lease expenses as a result of the signing of a lease extension for our offices in Bagneux (France) in December 2014 and a new lease signed in March 2015 for our new headquarters in Montrouge (France);

•	an increase of 114% in depreciation, amortization and provisions reflecting our increased investment in equipment to conduct our clinical trials.

General and Administration Expenses

During the period presented, our general and administration expenses increased from €8.1 million to €16.9 million, or an increase of 108%.

Our general and administration expenses are as follows:

	December 31,
	2014	2015
	(Amounts in thousands of Euros)
Personnel expenses	5,109	8,768
Fees	1,166	4,234
Real estate property rental	204	305
Maintenance	140	356
Insurance policies	230	1,239
Communication and travel expenses	633	1,010
Postal and telecommunications expenses	76	36
Administrative supplies and rentals of personal property	104	162
Allowances for provisions and amortization and depreciation	111	74
Others	332	676
Total G&A expenses	8,105	16,859

The increase of €8.8 million in general and administration expenses was primarily due to:

•	an increase of 72% in total payroll dedicated to administration and management, resulting from both an increase in staff from 14 employees at the end of 2014 to 18 employees at the end of 2015 as well as an increase in share-based compensation expense in 2015;

•	an increase of 263% in fees, mainly due to an increased level of audits, consulting and legal services expenses generated by our listing on Nasdaq and compliance with the Sarbanes-Oxley Act;

•	an increase of 60% in expenses related to supporting our corporate communications and investor relations efforts, including travel and Nasdaq listing expenses; and

•	an increase of 438% in insurance due to contracting a Directors and Officers D&O insurance policy in the context of being listed on Nasdaq.

Sales & Marketing Expenses

During the second half of 2015, we hired our first employees to support the launch and commercialization of Viaskin Peanut in North America, if approved.

	December 31,
	2014	2015
	(Amounts in thousands of Euros)
Personnel expenses	—	133
Fees	—	339
Communication and travel expenses	13	20
Total S&M expenses	13	491

Financial Profit (Loss)

Our net financial profit increased to €0.9 million in 2015 from €0.6 million in 2014, a decrease of 39.6%. The change in our financial profit in 2015 is mainly explained by the cash investment income we received, notably as part of capital increases completed in October 2014 and July 2015, the financial revenues having increased from €0.7 million in 2014 to €1.0 million in 2015.

B.	Liquidity and Capital Resources

We have financed our operations since inception through several private placements of equity securities totaling €38.7 million, a €40.6 million initial public offering of our ordinary shares on Euronext Paris in 2012, a €29.9 million PIPE in 2013, of which we received net proceeds of €15.1 million and our shareholders received net proceeds of €14.8 million, and a €104.5 million global offering of both ADSs on Nasdaq and ordinary shares on Euronext Paris, of which we received net proceeds of €93.7 million. In July 2015, we completed a €255.3 million underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 ADSs from which we received net proceeds of €237.3 million. In connection with our 2015 public offering, our share capital increased by €414 thousand with a corresponding increase of €236.9 million in our share premium.

The table below summarizes our sources and uses of cash for the years ended December 31, 2013, 2014 and 2015.

	December 31,
	2013	2014	2015
	(Amounts in thousands of Euros)
Cash used in operating activities	(13,253)	(20,560)	(26,763)
Cash used in investing activities	(1,408)	(1,096)	(5,347)
Cash flows provided by financing activities	16,236	96,808	241,014
Net increase in cash and cash equivalents	1,574	75,152	208,904

Our net cash flows used in operational activities was at €26.8 million, €20.6 million and €13.3 million for 2015, 2014 and 2013, respectively.

During 2013, our net cash flows used in operating activities increased due to our increasing efforts in advancing our research and development programs, mainly Viaskin Peanut, which progressed through a Phase IIb clinical trial in this period. This increase was partially offset by a positive change in working capital of €574,252 over the period.

During 2014, our net cash flows used in operating activities increased due to further advances in our research and development programs, mainly due to the completion of our Phase IIb clinical trial of Viaskin Peanut, as well as the continuation into the study’s open-label extension trial. Further development of Viaskin Milk also contributed to the cash flow increase in this period.

During 2015, our net cash flows used in operating activities increased due to our advances in our research and development programs, mainly Viaskin Peanut, which progressed into a Phase III clinical trial during this period, continuation of the OLFUS-VIPES trial, and continuation of the MILES trial. This increase was partially offset by a positive change in working capital of €6.0 million over the period.

Our net cash flows used in investing activities stood at €1.4 million, €1.1 million and €5.3 million in 2013, 2014 and 2015, respectively.

The cash used in investing activities in 2013 and 2014 reflects the acquisition of industrial and laboratory equipment required to conduct our development programs, as well as the refurbishment of our research and development premises. The increase in 2015 resulted from the relocation of our headquarters to Montrouge (France), as well as purchasing materials for designing manufacturing tools for our product candidates.

Our net cash flows resulting from financing activities increased to €241.0 million in 2015 from €96.8 million in 2014 and from €16.2 million in 2013, mainly as a result of our underwritten public offerings in each of 2015 and 2014.

Consistent with customary practice in the French securities market, we entered into a liquidity agreement (contrat de liquidité) with Natixis on April 13, 2012. The liquidity agreement complies with applicable laws and regulations in France. The liquidity agreement authorizes Natixis to carry out market purchases and sales of our shares on Euronext Paris. As of December 31, 2015, we have contributed an aggregate of €1.4 million to the liquidity account. The amount is classified in other non-current financial assets in our statement of financial position. At December 31, 2015, 3,898 shares and €1.4 million were in the liquidity account. The liquidity agreement has a term of one year and will renew automatically unless otherwise terminated by either party.

Cash and Funding Sources

During 2013, 2014 and 2015, we obtained new financing on the public markets by issuance of securities.

	Equity capital	Bank Loans	Other debt	Total
	(Amounts in thousands of Euros)
2013	15,129	—	1,159	16,288
2014	93,711	—	3,128	96,839
2015	237,323	—	865	238,188
Total	346,163	—	5,152	351,315

We have incurred net losses each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from general and administrative expenses associated with our operations.

We have not incurred any bank debt. Other debt is comprised of conditional advances which are detailed as follows.

As of December 31, 2015, we benefited from multiple conditional advances from OSEO, which advances do not accrue interest and are repayable at 100% in the event of technical and/or commercial success of our product, as determined solely and subjectively by OSEO, a non-refundable subsidy from OSEO, a conditional advance from COFACE and an interest-free loan by Bpifrance.

•	2nd OSEO advance: On January 10, 2005, we obtained a conditional advance of €600,000 from OSEO for a project to design a high-speed prototype machine to produce patches and to develop second-generation patches in particular intended for the detection of various allergies. The entire sum had been received as of December 31, 2010. The repayment of this grant was made in accordance with the initial schedule, with the final repayment made on April 2, 2013.

•	3rd OSEO advance: In 2011, we obtained a conditional advance by OSEO for a total amount of €640,000 to finance the development of our programs to treat CMPA. This amount has been fully received, with a first payment of €256,000 in December 2011, a second payment of €256,000 in June 2013 and remaining €128,000 balance paid in January 2014. If the program is deemed to be technically or commercially successful, as determined by OSEO in its sole and subjective discretion it will be repaid in 16 quarterly installments defined as follows: four payments of €64,000 starting on September 30, 2014, then 12 payments of €32,000 starting on September 30, 2015, until June 30, 2018. If this project is deemed to be a technical failure, we will still be obligated to repay OSEO the amount of €256,000.

•	4th OSEO advance: In 2013, we obtained a conditional advance by OSEO for a total amount of €3.2 million in the context of a research and clinical development collaborative project in the field of house dust mites allergies in young children. We refer to this development program as the ImmunaVia project. €903,500 was received in April 2013, €864,989 was received in January 2015, €918,000 is expected as from October 2015 and €481,162 is expected in April 2018. Unless OSEO deems our company to be a commercial failure, we will reimburse €400,000 no later than June 30, 2021, €800,000 no later than June 30, 2022, €1.1 million no later than June 30, 2023 and €1.5 million no later than June 30, 2024. In addition, we received from OSEO a total of €1,919,056 in the form of a non-refundable subsidy.

•	COFACE advance: On September 6, 2007, we signed a prospecting insurance contract with COFACE in order to promote our Diallertest Milk internationally. For this purpose, we received conditional advances of €147,534. We must repay these advances at up to 7% of the revenues from the export of our Diallertest Milk until April 30, 2017. Since Diallertest Milk has been reclassified from a medical device to a drug product by the relevant French authorities, we may only market it for export after we complete a Phase III marketing authorization study in accordance with the regulations in France applicable to the marketing of drug products.

•	Bpifrance interest-free loan: In 2014, we obtained an interest-free loan from BPifrance Financement in the amount of €3.0 million to support the pharmaceutical development of Viaskin Milk. This assistance was received in a single disbursement in November 2014.

The activity for the conditional advances recorded during 2013, 2014 and 2015 is summarized in the table below:

	2nd OSEO advance	3rd OSEO advance	4th OSEO advance	Bpi France interest-free loan	COFACE	Total
	(Amounts in thousands of Euros)
Balance debt at 01/01/2013	257	250	—	—	127	634
+ receipts	—	256	903.5	—	—	1,159.5
- repayments	(260)	—	—	—	—	(260)
+/- other transactions(1)	3	(2)	(111)	—	19	(91)
Balance debt at 12/31/2013	—	504	792	—	146	1,443
+ receipts	—	128	—	3,000	—	3,128
- repayments	—	(128)	—	—	—	(128)
+/- other transactions(1)	—	2	13	(416)	5	(396)
Balance debt at 12/31/2014	—	506	805	2,584	151	4,047
+ receipts	—	—	865	—	—	865
- repayments	—	(192)	—	—	—	(192)
+/- other transactions(1)	—	3	(2)	82	5	89
Balance debt at 12/31/2015	—	318	1,669	2,666	156	4,809

(1)	The changes in “other transactions” are comprised of the effect of discontinuing conditional advances.

Operating Capital Requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements until the end of 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue pre-clinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates.

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

Our present and future funding requirements will depend on many factors, including, among other things:

•	the size, progress, timing and completion of our clinical trials for any current or future product candidates, including Viaskin Peanut;

•	the number of potential new product candidates we identify and decide to develop;

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;

•	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candiates;

•	selling and marketing activities undertaken in connection with the anticipated commercialization of the Viaskin Peanut product candidate and any other current or future compounds and costs involved in the creation of an effective sales and marketing organization; and

•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future potential partnership agreements on the Viaskin platform.

For more information as to the risks associated with our future funding needs, see the section entitled “Item 3.D—Risk Factors.”

Capital Expenditures

As all the clinical research and development expenditures are posted to the accounts as expenses until marketing authorizations are obtained, the principal investments made over 2013, 2014 and 2015 have been related primarily to the acquisition of laboratory equipment and, secondarily, to the acquisition of computer and office equipment.

	December 31,
	2013	2014	2015
	(Amounts in thousands of Euros)
Long-term intangible assets	81	31	148
Property, plant, and equipment	1,090	941	4,360
Long-term financial assets	237	124	839
Total	1,408	1,096	5,347

In 2013, we purchased tools and equipment for the design, the development and manufacturing of industrial prototypes and tools for €0.4 million and continued to expand and refurbish our research and industrial development laboratories at a cost of €0.3 million, of which €0.19 million was spent on the acquisition of laboratory equipment and €0.15 million was spent on the acquisition of computers and office equipment.

In 2014, we purchased tools and equipment for the design, the development and manufacturing of industrial prototypes and tools for €0.6 million and we spent €0.3 million on the acquisition of laboratory equipment. Also, €0.8 million was allocated to additional funding of our liquidity contract and €0.1 million was spent as a guarantee deposit in the context of expending our facilities.

In 2015, we purchased tools and equipment for the design, the development and manufacturing of industrial prototypes and tools for €2.2 million and we spent €1.9 million for the relocation of our corporate headquarters to Montrouge (France).

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

F. Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2015. Future events could cause actual payments to differ from these estimates.

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(Amounts in thousands of Euros)
Long-term debt obligations	149	1,324	1,066	2,303	4,842
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	2,013	3,448	3,143	4,877	13,481
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—
Total	2,162	4,772	4,209	7,180	18,323

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including interest on long-term debt, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty. In March 2015, we entered into a lease arrangement in relation to a new facility located in Montrouge, France. We relocated our corporate headquarters to Montrouge in January 2016.

G. Safe Harbor.

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of April 29, 2016. Unless otherwise stated, the address for our executive officers and directors is 177-181 avenue Pierre Brossolette, 92120 Montrouge, France.

Name	Age	Position(s)
Executive Officers:
Dr. Pierre-Henri Benhamou	60	Chief Executive Officer, Chairman of the Board of Directors and Co-Founder
Bertrand Dupont	64	Co-Founder and Senior Executive Vice President, Technology
David Schilansky	40	Chief Operating Officer
Charles Ruban	44	Chief Commercial Officer
Laurent Martin	49	Chief Development Officer

Non-Employee Directors:
Dr. Torbjörn Bjerke(1)(2)	53	Director
Michael J. Goller	41	Director
George Horner III(1)(2)	71	Director
Chahra Louafi	44	Director
Daniel Soland(1)(2)	58	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.

Dr. Pierre-Henri Benhamou, co-founded our company in 2002, and has served as our Chief Executive Officer from 2002 to the present (except from 2006 to 2010, when he was Chief Scientific Officer) and Chairman of our board of directors since our initial public offering on Euronext Paris in March 2012. With Dr. Christophe Dupont, he described for the first time and patented the epicutaneous method of immunotherapy and explored with our scientific team the wide range of applications of the method. Dr. Benhamou is a physician, specializing in pediatric gastroenterology. He has held numerous clinical and academic positions. He received the Altran Foundation Prize for Innovation in 2003 for his work on the development of diagnostic patch tests. Dr. Benhamou has published numerous papers and originated key scientific collaborations for us and has been instrumental in forming our Scientific Advisory Board. Dr. Benhamou holds an M.D. from Faculté de Médecine de Paris in 1984 and his specialization degree in Pediatrics in 1987. The board of directors believes that Dr. Benhamou’s leadership, deep knowledge of our company and scientific experience will allow him to drive us to the success of our objectives.

Bertrand Dupont, one of our founders, has served as our Senior Executive Vice President, Technology since January 2015, and served as our Chief Technical Officer from 2002 to 2015. He is a member of our Executive Committee. As our Senior Executive Vice President, Technology, Mr. Dupont oversees the technical development around the Viaskin technology. Mr. Dupont received an engineering degree from the School of Arts et Métiers of Paris in 1974 and an aggregation in mechanical engineering in 1987.

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

Charles Ruban has served as our Chief Commercial Officer since January 2016 and has held various positions since joining us in June 2012, including serving as our Senior Executive Vice President of Clinical Development & North American Operations and Chief Development Officer. He currently oversees all of our development activities from manufacturing and quality control to clinical trials and regulatory affairs and is a member of our Executive Committee. From 2003 to 2012, Mr. Ruban held various executive positions at Stallergènes S.A., including Senior Vice President of Product Development, member of the Executive Committee, Director of Research & Development Program and Director of Supply Chain. From 1994 to 2003, Mr. Ruban spent nine years at Eurogroup Consulting Holding as a management consultant. Mr. Ruban received an Engineering degree from the Ecole Centrale de Lyon, trained at Harvard-MIT Division of Health Sciences and Technology for his Master of Science in Biomedical Engineering and graduated with an Executive MBA from INSEAD.

Laurent Martin has served as our Chief Development Officer since January 2016 and has held various positions since joining us in 2007, including serving as our Senior Executive Vice President, Product Strategy & Regulatory Affairs and Director of Regulatory Affairs and Quality. He acquired his expertise in regulatory affairs through various pharmaceutical companies, such as Galderma, Guerbet, and finally, Orphan Europe, a company specialized in the development and marketing of orphan drugs, in which his last position was as Interim Responsible Pharmacist (Qualified Person), Manager of Pharmaceutical and Pre-Clinical Development, and Quality Assurance Manager. He received his PharmD from the Université René Descartes in Paris with an M.B.A. from IAE Paris Sorbonne and a Master of Law in Public Health from the faculty of Sceaux.

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

Michael J. Goller has served as a member of our board of directors since 2015. Mr. Goller serves as a Managing Director of Baker Brothers Investments, a fund management company focused on long-term investments in life-sciences companies. Prior to joining Baker Brothers in 2005, Mr. Goller was an Associate of JPMorgan Partners, LLC where he focused on venture investments in the life sciences sector from 1999 to 2003. Mr. Goller began his career as an investment banker with Merrill Lynch and Co. from 1997 to 1999. Mr. Goller holds a B.S. in Molecular and Cell Biology from The Pennsylvania State University, and a Master’s in both Biotechnology and Business Administration from the University of Pennsylvania. The board of directors believes that Mr. Goller’s experience in the life sciences industry and his knowledge of corporate development matters allows him to make valuable contributions to the board of directors.

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

B. Compensation.

The aggregate compensation paid and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2015, was €7.2 million. For the year ended December 31, 2015, €0.2 million of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

Director Compensation

Our shareholders at our ordinary shareholders’ general meeting held on June 23, 2015 set the total annual attendance fees to be distributed among non-employee directors, except those who are affiliated with one of our significant shareholders, at €350,000. This authorization is automatically renewed each year, unless otherwise decided by our shareholders at an ordinary shareholders’ general meeting. On March 24, 2015, upon recommendation of our compensation committee, our board of directors set attendance fees for our non-employee directors at a fixed annual retainer of €30,000 per year, regardless of whether or not the director is independent. The members of our audit committee and compensation committee, regardless of whether or not the director is independent, are each entitled to an additional retainer of €5,000 per year. This amount will be increased to €10,000 per year for the chairman of said committees. The following table sets forth information regarding the compensation earned by our non-employee directors for 2015. Dr. Benhamou, our Chief Executive Officer, Chairman and Co-Founder, is a director but does not receive any additional compensation for his services as a director.

Name	Fees Earned	Warrants(1)	Total
	(Amounts in thousands of Euros)
Torbjörn Bjerke	45	—	45
Michael J. Goller(2)	—	—	—
George Horner III	45	169.5	214.5
Peter Barton Hutt(3)	15	—	15
Chahra Louafi	30	—	30
Daniel Soland(4)	40	268.5	308.5
Rafaèle Tordjman(5)	20	—	20

(1)	This column reflects the full grant date fair value for warrants granted during 2015 as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 17 to our financial statements included in this Annual Report on Form 20-F.
(2)	Appointed on October 21, 2015, in replacement of Rafaèle Tordjman from Sofinnova Partners who resigned from the board of directors as of October 21, 2015.
(3)	Resigned from the board of directors as of June 23, 2015.
(4)	Appointed on March 6, 2015 in replacement of Didier Hoch who had resigned.
(5)	Resigned from the board of directors as of October 21, 2015.

CEO and COO Compensation

The following table sets forth information regarding compensation earned by Dr. Benhamou, our Chief Executive Officer, Chairman and Co-Founder, and Mr. Schilansky, our Chief Operating Officer, during the year ended December 31, 2015.

Name and Principal Position	Salary €	Bonus €		Equity Awards €		Non-Equity Incentive Plan Compensation €	All Other Compensation €	Total €
Pierre-Henri Benhamou	338,100	114,660	(1)	7,558,800	(2)(3)	—	—	8,011,560
Chief Executive Officer,
Chairman and Co-Founder
David Schilansky	253,575	85,995	(4)	5,039,200	(2)(3)	—	—	5,378,770
Chief Operating Officer

(1)	The bonus awarded to Dr. Benhamou for 2015 amounted to €219,768 and was paid in January 2016.
(2)	This column reflects the full grant date fair value for equity awards granted during the year as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the executive officer will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 17 to our financial statements included in this Annual Report on Form 20-F.
(3)	The acquisition of the free shares is subject to the achievement of three performance criteria: (a) one-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from September 30, 2015 and (ii) the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut; (b) one-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from September 30, 2015 and (ii) the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk; and (c) one-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from September 30, 2015 and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform.
(4)	The bonus awarded to Mr. Schilansky for 2015 amounted to €164,824 and was paid in January 2016.

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

As of December 31, 2015, employee warrants, non-employee warrants, employee share options and free share were allowing for the purchase of an aggregate of 2,336,224 ordinary shares at a weighted average exercise price of €20.72 per share (not including the 1,008,329 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price being paid).

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

We have issued three types of employee warrants as follows:

Plan title	BSPCE 4	BSPCE X	BSPCE 2010
Meeting date	1/21/2009	1/21/2009	12/16/2010
Date of allocation by the Board of Directors	1/21/2009	1/21/2009	6/24/2011	11/22/2011
Total number of BSPCE authorized	5,358	10,858	59,405	59,405
Total number of BSPCEs granted	5,358	2,296	24,000	10,039
including those granted to Pierre-Henri Benhamou	—	—	10,000	—
David Schilansky	—	—	—	10,039
Start date for the exercise of the BSPCEs	1/21/2009	1/21/2010	12/23/2011	11/22/2012
BSPCE expiry date	1/21/2019	1/21/2019	6/24/2021	11/22/2021
BSPCE exercise price(1)	€4.33	€4.67	€5.13	€5.13
Number of shares subscribed as of December 31, 2015(1)	40,005	34,440	158,025	112,950
Total number of BCPCEs canceled or obsolete as of December 31, 2015	—	—	—	—
Total number of BCPCEs outstanding as of December 31, 2015	2,691	—	13,465	2,509
Total number of shares available for subscription as of December 31, 2015(1)	40,365	—	201,975	37,635

(1)	The number of shares reflects an adjusted exercise parity of the division by 15 of the nominal value of the shares decided by the General Meeting of Shareholders held on December 9, 2011, namely that each BPSCE is now entitled to a subscription right to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BPSCE plan has been adjusted accordingly and equals 1/15 of the price initially determined by the general meeting of shareholders having authorized each of the plans.

All BPSCE 4, BPSCE X and BSPCE 2010 granted on June 2011 and BSPCE 2010 granted on November 2011 are exercisable.

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

We have issued eight types of non-employee warrants (BSAs) as of December 31, 2015, the terms of which are set forth in the chart below:

Plan title	BSA	BSA 2	BSA X		BSA 2010				BSA 2012	BSA 2013	BSA 2014	BSA 2015
Meeting date	6/14/2007	1/21/2009	1/21/2009		12/16/2010				12/9/2011	6/4/2013	6/3/2014	06/03/14	06/23/15	06/23/15
Date of grant by the Board of Directors	12/7/2007	1/21/2009	1/21/2009	6/25/2010	1/28/2011	6/24/2011	11/22/2011	1/17/2012	9/25/2012	7/25/2013	6/3/2014	03/24/15	11/19/15	12/15/15
Total number of BSAs authorized	4,395	10,716	10,858	10,858	59,405	59,405	59,405	59,405	300,000	100,000	307,468	10,000	22,500	90,000
Total number of BSAs granted	1,717	10,716	306	1,825	10,039	8,000	1,338	89,835	30,000	73,000	10,000	—	—	—
Including those granted to Pierre-Henri Benhamou	—	5,358	—	—	—	—	—	—	—	—	—	—	—	—
Start date for the exercise of the BSAs	12/7/2008	1/21/2009	1/21/2010	6/25/2011	12/23/2011	12/23/2011	11/22/2012	1/17/2016	9/25/2013	7/25/2013	6/3/2014	—	—	—
BSA expiry date	12/7/2015	1/21/2019	1/21/2019	6/25/2020	1/28/2021	6/24/2021	11/22/2021	1/17/2022	9/25/2022	7/25/2023	6/3/2024	03/24/25	11/19/25	12/15/25
BSA exercise price	€4.33	€4.33	€4.33	€4.33	€5.13	€5.13	€5.13	€5.13	€8.59	€8.10	€18.79	€43.00	€66.06	€64.14
Number of shares subscribed as of December 31, 2015	4,290	160,740		16,425	37,650	109,350	15,060	—	20,000	60,000	5,000	—	—		(3)
Total number of BSAs canceled or obsolete as of December 31, 2015	572	—	—	—	—	—	—	—	—	—	—	—	7,500		(3)
Total number of BSAs remaining as of December 31, 2015	859	—	306	730	—	710	334	89,835	10,000	13,000	5,000	10,000	15,000		(3)
Total number of shares available for subscription as of December 31, 2015(1)	12,885	—	4,590	10,950	—	10,650	5,010	89,835	10,000	13,000	5,000	10,000	15,000		(3)

(1)	The number of shares reflects an adjusted exercise parity of the division by 15 of the nominal value of shares. Namely, each BSA is now entitled to a subscription right to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA plan has been adjusted accordingly and equals 1/15 of the price initially determined.
(2)	The overall nominal amount of the shares to which the warrants issued are likely to give entitlement may not exceed €100,000.
(3)	The final subscription date for the BSAs issued in December 2015 was February 15, 2016; none of these BSAs were subscribed as of December 31, 2015. At February 15, 2016, 73,500 BSAs were subscribed.

All BSA, BSA 2, BSA X and BSA 2010 are currently exercisable. All BSA 2012, 2013, 2014 2015 and BSA X 2015 are exercisable subject to continuous membership of our Board or Scientific Advisory Board (as the case may be) and subject to applicable insiders’ rules.

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

Share Options (OSA)

We have granted share options to our employees and our officers pursuant to our 2013 Share Option Plan, or 2013 Plan, our 2014 Share Option Plan, or 2014 Plan, and our 2015 Share Option Plan, or 2015 Plan. Our current plan, the 2015 Plan, was adopted by our board of directors on September 21, 2015.

Share options may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Employee share options may also be granted to our chairman and general manager and to our deputy general managers.

The maximum number of our ordinary shares that may be issued pursuant to share options granted under the 2013 Plan, 2014 Plan and 2015 Plan are 518,000, 322,405 and 315,000, respectively. In addition, under French law, the maximum number of shares issuable upon exercise of outstanding employee share options may not exceed one-third of the outstanding share capital on a non-diluted basis as at the date of grant.

Plan title	SO 2013	SO 2014	SO 2015
Meeting date	12/9/2011	6/3/2014	6/3/14	6/3/14
Date of allocation by the board of directors	9/18/2013	6/3/2014	6/23/15	11/19/15
Total number of options granted	518,000	75,000	120,000	195,000
Including those granted to Pierre-Henri Benhamou	129,000	—	—	—
Start date for the exercise of options(1)	9/19/2017	6/4/2016	6/24/2016	9/30/2016
Options expiry date	9/18/2023	6/3/2024	6/24/2026	9/30/2026
Options exercise price	€7.57	€19.01	€48.90	€66.06
Number of shares subscribed as of December 31, 2015	—	—	—	—
Total number of options canceled or obsolete as of December 31, 2015	47,000	—	—	—
Total number of options remaining as of December 31, 2015	471,000	75,000	120,000	195,000
Total number of shares available for subscription as of December 31, 2015	471,000	75,000	120,000	195,000

(1)	By way of exception, in the event of a change in control (as defined in Article L.233-3 of the French Commercial Code) occurring prior to September 19, 2017, or June 4, 2016, as applicable, all of the options could be exercised in advance.

Our board of directors has set at 10% the number of acquired shares that must be kept by Dr. Pierre-Henri Benhamou in registered form until the cessation of his duties.

Administration. Our board of directors has the authority to administer the 2013 Plan, the 2014 Plan and the 2015 Plan, or collectively, the Plans. Subject to the terms of each of the Plans, our board of directors determines recipients, dates of grant, exercise price of share options, the number of share options to be granted and the terms and conditions of the share options, including the period of their exercisability and their vesting schedule.

The board of directors has the authority to modify awards outstanding under the Plans subject to the consent of the optionee if such modification is detrimental to him/her, including in particular the authority to extend the post-termination exercise period after the termination of the employment.

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

Amendment and Termination. Our board of directors has the authority to amend, alter, suspend, or terminate the Plans, provided that such action does not impair the rights of any optionee without such optionee’s consent. We shall obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws.

Free Shares

Under our 2012, 2013, 2014 and 2015 Free Share Plans, we have granted free shares to our employees and officers. We have two current free share plans, the 2015 Free Share Plans, which were adopted by our board of directors on September 30, 2015 and December 15, 2015, respectively.

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

Share Reserve. The maximum number of our ordinary shares that may be issued, in aggregate, under the 2012, 2013, 2014 and 2015 Free Share Plans is 1,008,329. In addition, under French law, the number of free shares may not exceed 10% of the outstanding share capital on a non-diluted basis as at the date of grant.

The details of the grants under the 2012, 2013, 2014 and 2015 Free Share Plans as of December 31, 2015 are as follows:

	INFORMATION REGARDING FREE SHARES
Meeting date	December 9, 2011	December 9, 2011	December 9, 2011	December 9, 2011	June 3, 2014	September 21, 2015	December 15, 2015
Date(s) of the meeting of the board of directors	April 2, 2012	July 25, 2012	November 28, 2012	July 25, 2013 and September 12, 2013	June 3, 2014	September 30, 2015	December 15, 2015
Total number of free shares granted	669,796	134,081	35,360	501,500	186,000	708,500	42,000
Number of shares granted to Pierre-Henri Benhamou	304,461	—	—	58,500	60,000	120,000	—
David Schilansky	—	—	—	—	—	80,000	—
Date of definitive acquisition of free shares (subject to the conditions of acquisition)(1)	April 2, 2014(2)(3)	July 25, 2014(2)(3)	November 28, 2014	July 25, 2015(2)(4)	June 3, 2016(2)(5)	September 30, 2017(6)	December 15, 2017(6)
End date of retention period	April 2, 2016(2)	July 25, 2016(2)	November 28, 2016	July 25, 2017(2)	June 3, 2018(2)	September 30, 2017	December 15, 2017
Number of shares acquired definitively as of December 31, 2015	667,936	134,081	35,360	286,338	—	—	—
Cumulative number of free shares canceled or lapsed as of December 31, 2015	1,860	—	—	31,833	30,000	—	—
Shares acquired free of charge remaining as of December 31, 2015 (in acquisition period)	—	—	—	101,829	156,000	708,500	42,000

(1)	In the event of incapacity of a beneficiary as defined in Article L. 225-197-1, I of the French Commercial Code during the vesting period, said beneficiary may request the allocation of the shares within a period of six months from the event that led to the incapacity. In the event of the death of a beneficiary during the vesting period, his heirs may request the free allocation of shares within a period of six months from the death.
(2)	The acquisition and retention period end date start on achievement of performance criteria for executive officers. See (3), (4) or (5) below.
(3)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the VIPES Phase IIb clinical trial.

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) achievement of the principal evaluation criterion in the VIPES Phase IIb clinical trial.

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the first patient in the Viaskin Milk Phase IIb clinical trial.

(4)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin Peanut Phase III clinical trial a maximum of 12 months after the inclusion of the first patient in the trial.

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of the protocol for the Phase III trial of Viaskin Peanut.

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) an increase of at least 50% for five consecutive days of our share price compared with the closing price of our shares listed on Euronext Paris on the day of the adoption of the 2013 Free Share Plan, or July 25, 2013.

It is specified that in the event of a change of control (as defined in Article L. 233-3 of the French Commercial Code), the performance criteria will be considered as definitively achieved.

(5)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•	50% of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin Peanut Phase III clinical trial at the latest 12 months after the inclusion of the first patient in the trial.

•	50% of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of the protocol of VIPES Phase III.

•	It is specified that in the event of a change of control (as defined in Article L. 233-3 of the French Commercial Code), the performance criteria will be considered as definitively achieved.

Dr. Benhamou shall keep 10% of his free shares under the registered form until the cessation of his duties.

(6)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from 9/30/2015 and (ii) the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut.

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from 9/30/2015 and (ii) the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk.

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from 9/30/2015 and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform.

Unless stated otherwise, the acquisition of the free shares allocated to company employees are not subject to the achievement of performance criteria.

Administration. Our board of directors has the authority to administer the 2012, 2013, 2014 and 2015 Free Share Plans. Subject to the terms of the plans, our board of directors determines recipients, dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their acquisition period (period starting on the date of grant during which the beneficiary holds a right to acquire shares for free but not any shares yet) and holding period (period starting at the end of the acquisition period when the shares are issued and definitively acquired and issued but may not be transferred) within the limit determined by the shareholders (in particular the acquisition period is at least two years from the date of grant and the holding period two years from the end of the acquisition period, it being specified that no holding period will be applicable to the beneficiaries for whom the acquisition period is at least four years for the 2012, 2013 and 2014 Free Share Plans, no additional holding period is applicable for the 2015 Free Share Plans).

The board of directors has the authority to modify awards outstanding under our 2012, 2013, 2014 and 2015 Free Share Plans subject to the consent of the beneficiary if such modification is detrimental to him/her, including in particular the authority to release a beneficiary from the continued service condition during the acquisition period after the termination of the employment.

Free Shares. The free shares granted under our 2012, 2013, 2014 and 2015 Free Share Plans will be definitively acquired at the end of the acquisition period as set by our board of directors (a minimum of two years) subject to continued service during the acquisition period, except if the board releases a given beneficiary from this condition upon termination of his/her employment contract. At the end of the acquisition period, the beneficiary will be the owner of the shares. However, during the holding period under the 2012, 2013 and 2014 Free Share Plans (as set by our board of directors with a minimum of two years except if the acquisition period is at least equal to four years), the shares may not be sold, transferred or pledged. Under the 2015 Free Share Plans, the granted free shares may be sold, subject to the regulations governing companies whose shares are traded on a regulated market, as soon as the shares vest. The free shares allocated to the beneficiaries will be new ordinary shares and will immediately have the same rights as the existing company shares.

In the event of disability before the end of the acquisition period, the free shares shall be definitively acquired by the beneficiary on the date of disability. In the event the beneficiary dies during the acquisition period, the free shares shall be acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance provided that such request is made within six months from the date of death.

Under the 2015 Free Share Plans, in the event of a change of control of the company, the beneficiaries will remain eligible for the allocation at the end of each respective vesting period, even if the beneficiary’s employment contract and/or corporate mandate is terminated for any reason, between the date of the takeover and the last day of the vesting period. In this scenario, the shares will automatically vest and are not subject to the achievement of performance criteria.

Amendment and Termination. Our board of directors has the authority to amend, alter, suspend, or terminate our 2012, 2013, 2014 and 2015 Free Share Plans, provided that such action does not impair the rights of any beneficiary without such beneficiary’s consent. The company shall obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws.

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

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Pierre-Henri Benhamou	Chairman	2005	2016
Torbjörn Bjerke	Director	2006	2016
Michael J. Goller(1)	Director	2015	2016
George Horner III	Director	2010	2016
Chahra Louafi(2)	Director	2010	2016
Daniel Soland(3)	Director	2015	2016

(1)	Appointed on October 21, 2015, in replacement of Rafaèle Tordjman from Sofinnova Partners who resigned from the board of directors as of October 21, 2015.
(2)	From December 2010 to July 2014, Ms. Louafi served on our board of directors as representative of Bpifrance Investissement, the legal entity that previously held this board seat. Since July 2014, Ms. Louafi has served as a member of our board of directors.
(3)	Appointed on March 6, 2015 in replacement of Didier Hoch who had resigned.

In addition, Ms. Maïlys Ferrère was appointed as a non-voting observer pursuant to a shareholders’ agreement and her current term expires in 2016.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consistent of independent requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq (which we are not subject to) and taking account any applicable committee independence standards, Torbjörn Bjerke, George Horner III and Daniel Soland are “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

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

Corporate Governance Practices

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Select Market’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with certain exceptions. We currently rely on the certain exemptions for foreign private issuers and follow French corporate governance practices in lieu of the Nasdaq corporate governance rules, including Nasdaq corporate governance rules that state (1) a majority of the board of directors consists of independent directors; (2) establishing a nominating and corporate governance committee; (3) the compensation committee be composed entirely of independent directors; and (4) separate executive sessions of independent directors and non-management directors held by the company at least twice per year.

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our general shareholders’ meeting.

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

Audit Committee. Our audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Dr. Bjerke and Messrs. Horner and Soland currently serve on our audit committee. Dr. Bjerke is the chairperson of our audit committee. Our board has determined that each of Dr. Bjerke, Messrs. Horner and Soland is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Dr. Bjerke is an “audit committee financial expert” as defined by SEC rules and regulations and that each of Messrs. Horner and Soland qualifies as financially sophisticated under the applicable exchange listing rules. The principal duties and responsibilities of our audit committee include (1) analyzing economic and financial information, (2) ensuring the accuracy and honesty of the our company’s financial statements, as well as the quality of the information provided, and (3) monitoring the existence and effectiveness of our company’s accounting, internal controls and auditing matters.

Our board of directors has specifically assigned the following duties to the audit committee:

•	with regard to our financial statements:

•	examine and verify our draft budgets and draft annual and interim financial statements before the board meets;

•	with regard to the annual and interim financial statements, meet with the company’s statutory auditors outside of the presence of the company management in order to assist the board in its review of the Company’s accounting, internal controls and auditing matters;

•	evaluate and contribute to defining the applicable accounting, financial or ethical standards to be implemented by us, and prevent any potential violations in applying these standards;

•	examine draft comments, announcements and financial communications on the financial statements;

•	provide specific advice to our financial team at our company’s request.

•	with regard to our external control system:

•	assess proposed nominations for our statutory auditors and their compensation, including an assessment of their independence, after receiving competitive bids; and

•	each year, with the statutory auditors, examine their action plans, findings and recommendations, as well as the follow-up given to them.

•	with regard to our internal control and audit systems:

•	evaluate and verify the company’s internal control systems with internal control managers; and

•	examine and verify the audit programs and action plans with them, the findings of these interventions and actions, and make recommendations.

•	with regard to treasury:

•	examine and verify general treasury policy (investments and borrowings, risk-hedging tools) and our cash situation.

Compensation Committee. Our compensation committee assists our board of directors in reviewing and making recommendations to our board of directors with respect to the compensation of our executive officers and directors. Dr. Bjerke and Messrs. Horner and Soland currently serve on the compensation committee. Mr. Horner is the chairperson of our compensation committee. The principal duties and responsibilities of our compensation committee include:

•	proposing all elements of the total compensation, including retirement and provident plans, supplemental retirement plans, benefits in kind, and miscellaneous equity compensation for our executive officers and members of our executive committee;

•	being informed by the company on a regular basis of the recruitment of the principal members of the management of the company other than the Chief Executive Officer, as well as review of the initial offer of and all subsequent changes to the elements of management’s proposed compensation;

•	providing its opinion on the company’s broad strategy in terms of compensation policies;

•	as applicable, proposing directors’ attendance fees to be submitted to the general shareholders’ meeting, as well as their appropriate distribution among board members;

•	providing its opinion on the principles set by us with regard to profit sharing and shareholding; and

•	providing its opinion on funds allocated to board members elected by the employees, if applicable.

D.	Employees.

As of December 31, 2015, we had 91 employees. We consider our labor relations to be good. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2013	2014	2015
Function:
Pre-clinical development and regulatory affairs	5	6	14
Clinical development	4	5	8
Research	18	24	36
Engineering and production	6	7	14
Management and administration	11	14	18
U.S. marketing	—	—	1
Total	44	56	91
Geography:
France	44	55	86
United States	—	1	5
Total	44	56	91

E.	Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 6, 2016 for:

•	each beneficial owner of more than five percent (5%) of our outstanding ordinary shares;

•	our Chief Executive Officer and Chief Operating Officer;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of April 6, 2016. The percentage ownership information shown in the table is based upon 24,205,129 ordinary shares outstanding as of April 6, 2016.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of April 6, 2016. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of DBV Technologies S.A., 177-181 avenue Pierre Brossolette, 92120 Montrouge, France.

	Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
Entities affiliated with Bpifrance(1)	2,212,259	9.14%
Entities affiliated with Baker Bros. Advisors LP(2)	3,631,589	15.00
Entities affiliated with FMR LLC(3)	2,412,324	9.97
Entities affiliated with Morgan Stanley(4)	1,342,093	5.54
Janus Capital Management LLC(5)	1,534,932	6.34
Directors and Executive Officers:
Pierre-Henri Benhamou(6)	513,191	2.11
David Schilansky(7)	198,510	*
Torbjörn Bjerke(8)	35,925	*
Michael J. Goller(9)	7,500	*
George Horner III(10)	52,650	*
Chahra Louafi(11)	2,212,259	9.14
Daniel Soland(12)	20,000	*
All directors and executive officers as a group (10 persons)(13)	3,761,896	15.31%

(1)	The information shown is based upon a share ownership declaration we received on July 21, 2015 from Bpifrance Participations S.A., or BpiP, and Bpifrance Investissement, or BpiI . Consists of 1,291,067 shares held by BpiP and 921,192 shares held by Innobio FCPR, or Innobio. BpiP is the wholly-owned subsidiary of SA BPI-Groupe, or BPI. The Caisse des Dépôts et Consignations, or CDC, and EPIC BPI-Groupe, or EPIC, each hold 50% of the share capital of BPI and jointly control BPI. Innobio is managed by BpiI. BpiI is a wholly-owned, indirect subsidiary of BpiP. Nicolas Dufourcq is the Chief Executive Officer of BpiP and the President and Chairman of the Board of Directors of BpiI and may be deemed to have shared voting and investment power over the shares held by Innobio and BpiP. Paul-François Fournier is the director of the Innovation Business Unit of BpiP and BpiI and may be deemed to have shared voting and investment power over the shares held by BpiP and Innobio. Maïlys Ferrère is the director of the Large Venture Division of BpiP and may be deemed to have shared voting and investment power over the shares held by BpiP and Innobio. Laurent Arthaud is the director of Innobio and may be deemed to have shared voting and investment power over the shares held by BpiP and Innobio. None of BPI, CDC, EPIC, BpiI, Mr. Dufourcq, Mr. Fournier, Mr. Arthaud or Ms. Ferrère hold any shares directly. BPI may be deemed to be the beneficial owner of 2,516,186 shares, indirectly through its sole ownership of BpiP and its indirect ownership of Innobio. CDC and EPIC may be deemed to be the beneficial owners of 1,394,994 shares, indirectly through their joint ownership and control of BPI. BpiI, Mr. Dufourcq, Mr. Fournier and Mr. Arthaud may be deemed to be the beneficial owners of 1,121,192 shares through their control of Innobio. Mr. Dufourcq, Mr. Fournier, Mr. Arthaud and Ms. Ferrère disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. The principal address for BpiP, BPI, EPIC, Innobio, BpiI, Mr. Dufourcq, Mr. Fournier, Mr. Arthaud and Ms. Ferrère is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.
(2)	The information is based solely on a Schedule 13D/A filed by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker and Julian C. Baker on February 16, 2016. Consists of (a) 3,319,458 ordinary shares directly held by Baker Brothers Life Sciences, L.P., (b) 304,631 ordinary shares directly held by 667, L.P. and (c) 7,500 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of April 6, 2016, subject to French law. Baker Bros. Advisor LP is the investment advisor of each of these funds and has sole voting and investment power with respect to the shares held by Baker Brothers Life Sciences, L.P. and 667, L.P. Baker Bros. Advisors (GP) LLC is the sole general partner of Baker Bros. Advisors LP. The managing members of Baker Bros. Advisors (GP) LLC are Julian C. Baker and Felix J. Baker. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of all securities except to the extent of their pecuniary interest. The address for each of these entities is 667 Madison Avenue, 21st Floor, New York, New York 10065.

(3)	This information is based solely on a Schedule 13G filed by FMR LLC and Abigail P. Johnson on February 12, 2016. All 2,412,324 ordinary shares are beneficially owned by FMR LLC. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or Fidelity Funds, advised by Fidelity Management & Research Company, or FMR Co, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The principal business address for FMR LLC and Abigail P. Johnson is 245 Summer Street, Boston, Massachusetts 02210.
(4)	This information is based solely on a Schedule 13G jointly filed by Morgan Stanley and Morgan Stanley & Co. International plc on February 12, 2016. Morgan Stanley beneficially owns 1,342,093 shares. It has sole voting power with respect to 1,334,502 of such shares, shared voting power with respect to 7,429 of such shares and shared dispositive power with respect to all 1,342,093 shares. Morgan Stanley & Co. International plc beneficially owns 1,287,265 shares. It has sole voting power with respect to 1,287,265 of such shares and shared dispositive power with respect to all 1,287,265 shares. The securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley & Co. International plc, a broker dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended. Morgan Stanley & Co. International plc is a wholly-owned subsidiary of Morgan Stanley. The principal business address for Morgan Stanley is 1585 Broadway, New York, New York 10036. The principal business address for Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, England.
(5)	This information is based solely on a Schedule 13G filed by Janus Capital Management LLC, or Janus Capital, on February 16, 2016. Janus Capital has sole dispositive power with respect to an aggregate of 1,534,932 ordinary shares in its capacity as an investment adviser in accordance with Rule 13d-1(b)(ii)(E) under the Exchange Act and as a parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act. The principal business address for Janus Capital is 151 Detroit Street, Denver, Colorado 80206.
(6)	Consists of (a) 443,711 shares and (b) 69,480 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of April 6, 2016, subject to French law.
(7)	Consists of (a) 150,875 shares and (b) 47,635 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of April 6, 2016, subject to French law.
(8)	Consists of shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of April 6, 2016, subject to French law.
(9)	Consists of shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of April 6, 2016, subject to French law. Mr. Goller has neither voting nor dispositive power and has no direct pecuniary interest in these securities. He has entered into an agreement with Baker Bros. Advisors LP related to his beneficial ownership of our securities, as disclosed in a Schedule 13D/A filed by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker and Julian C. Baker on February 16, 2016.
(10)	Consists of (a) 45,150 shares held and (b) 7,500 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of April 6, 2016, subject to French law.
(11)	Consists of shares described in note (1) above. Ms. Louafi is an Investment Director of Bpifrance Investissement. Ms. Louafi disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. Ms. Louafi’s business address is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.
(12)	Consists of (a) 2,500 shares and (b) 17,500 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of April 6, 2016, subject to French law.
(13)	Includes 360,905 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of April 6, 2016, subject to French law.

The significant changes in the percentage ownership held by our principal shareholders since January 1, 2013 are as a result of the transactions described in our prospectuses dated October 22, 2014 and July 15, 2015, each filed with the SEC pursuant to Rule 424(b), under the heading “Related Party Transactions—Transactions with Our Principal Shareholders” and the dilution resulting from our underwritten public offerings in October 2014 and July 2015. None of our principal shareholders have voting rights different than our other shareholders.

As of September 30, 2015, we estimate that approximately 61.0% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by 57 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2015, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Shareholders’ Agreement

On March 9, 2012, Dr. Benhamou, PHYS Participations, Mr. Dupont, DBCS Participations, Bpifrance Participations (formerly Fonds Strategique d’Investissement) and our company entered into a shareholders’ agreement pursuant to which: (1) the parties entered into certain lock-up undertakings, which expired at the end of March 2016; (2) Bpifrance Participations is entitled to propose the appointment of one member of the board of directors (Dr. Didier Hoch was appointed, but resigned on February 16, 2015), which member shall serve on one of the board’s committees, (3) Bpifrance Participations is entitled to propose the appointment of one non-voting observer (currently, Ms. Maïlys Ferrère), and (4) Bpifrance Participations is entitled to certain information rights, subject to applicable laws and regulation. This shareholders’ agreement has a 10-year term and will automatically terminate if Bpifrance Participations ceases to hold at least 50% of the shares it held upon the first listing of the company on Euronext Paris.

Agreements with Our Directors and Executive Officers

Employment Arrangements

Pierre-Henri Benhamou

Dr. Benhamou, our Chief Executive Officer, does not have an employment agreement with the company. His compensation is determined annually by the board of directors upon recommendation of the compensation committee. On September 25, 2012, our board of directors resolved to provide certain benefits to Dr. Benhamou, which were subsequently amended in April 6, 2016 and are currently set as follows: in the case of termination of Dr. Benhamou’s term as Chief Executive Officer of the company, for any reason whatsoever, except in cases of termination or non-renewal of Dr. Benhamou’s employment against his will resulting from a violation of the law or our by-laws or gross or severe negligence, the company agrees to pay him severance, the gross amount of which will be equal to the sum of the gross compensation he received from the company, of any kind whatsoever, over the 18 months preceding his termination if at least two of the following three criteria are met as of the date of his termination: (a) a management structure is in place permitting sale or collaboration involving Viaskin Peanut, with this criteria being considered as met if, on the date of his termination, all of the following positions are actually filled: technical director, director of development, financial director, head of strategic marketing and head of research; (b) stock market capitalization of the company equals to at least €80 million; (c) at least three Viaskin projects are in the process of development. In accordance with article L225-42-1 of the French Commercial Code, this commitment of severance shall be submitted for shareholder approval at our ordinary shareholders’ general meeting to be held on June 21, 2016 within the terms of a specific resolution.

We have entered into employment agreements with the following executive officers:

Bertrand Dupont

In January 2003, we entered into an employment agreement with Mr. Dupont, our current Senior Executive Vice President, Technology, which was amended as of January 1, 2006. He is entitled to an annual base salary. Mr. Dupont is also eligible to receive equity grants as our board may determine and to participate in our bonus plan. In addition, his employment agreement provides for restrictions on certain competitive activities during the one-year period following the date of termination of his employment subject to the payment by us of a monthly compensation equal to 33% of the monthly gross salary paid to Mr. Dupont prior to his termination.

David Schilansky

In September 2011, we entered into an employment agreement with Mr. Schilansky, our Chief Operating Officer, with an effective date as of September 30, 2011. He is entitled to an annual base salary. Mr. Schilansky is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Charles Ruban

In May 2012, we entered into an employment agreement with Mr. Ruban, our then Chief Development Officer and current Chief Commercial Officer, with an effective date as of May 30, 2012. In July 2015, he entered into an employment agreement with our U.S.

subsidiary, with an effective date of August 31, 2015. Mr. Ruban’s French employment agreement has been suspended during the term of his U.S. employment agreement. He is entitled to an annual base salary. Mr. Ruban is also eligible to receive equity grants as our board may determine and to participate in our bonus plan. He also received a retention bonus and reimbursement of certain relocation expenses, and is eligible for reimbursement or payment of certain housing, travel and tuition costs. In the event of Mr. Ruban’s termination without “cause” or relocation back to France, he is eligible for certain additional benefits.

Laurent Martin

In July 2007, we entered into an employment agreement with Mr. Martin, our then Senior Executive Vice President, Product Strategy & Regulatory Affairs and current Chief Development Officer. Mr. Martin is entitled to an annual base salary. Mr. Martin is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers.

Equity Awards

On March 24, 2015, we issued 10,000 non-employee warrants (BSAs), which were granted to Mr. Soland. Each BSA has been issued at a purchase price per BSA of €4.30, and gives the right to Mr. Soland to subscribe for one ordinary share for a purchase price per share of €43.00.

On June 23, 2015, we issued 120,000 option shares, which were granted to employees.

On September 30, 2015 we issued 708,500 free shares, including 120,000 free shares granted to Dr. Benhamou and 170,000 free shares granted to other executive officers.

On November 19, 2015, we issued 195,000 option shares, including 120,000 option shares granted to executive officers.

On November 19, 2015, we issued 15,000 non-employee warrants (BSAs), which were granted to Messrs. Soland and Horner. Each BSA has been issued at a purchase price per BSA of €6.60, and gives the holder the right to subscribe for one ordinary share for a purchase price per share of €66.06.

On December 15, 2015, we issued 42,000 free shares, which were granted to employees.

On December 15, 2015, we issued 90,000 non-employee warrants (BSAs), which included 7,500 BSAs granted to Mr. Goller. Each BSA has been issued at a purchase price per BSA of €6.41, and gives the holder the right to subscribe for one ordinary share for a purchase price per share of €64.14.

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

B.	Significant Changes.

Not applicable.

Item 9.	The Offer and Listing.

A.	Offer and Listing Details.

The ADS have been listed on Nasdaq Global Select Market under the symbol “DBVT” since October 22, 2014. Prior to that date, there was no public trading market for ADSs. Our ordinary shares have been trading on Euronext Paris under the symbol “DBV” since March 28, 2012. Prior to that date, there was no public trading market for ADSs or our ordinary shares. The following tables set forth for the periods indicated the reported high and low sale prices per ADS on Nasdaq Global Select Market in U.S. dollars and per ordinary share on Euronext Paris in euros.

Nasdaq Global Select Market

	Per ADS
	High	Low
Annual
2014 (beginning October 22, 2014)	$28.50	$22.20
2015	$44.76	$20.26
Quarterly
Fourth Quarter 2014 (beginning October 22, 2014)	$28.50	$22.20
First Quarter 2015	$28.40	$20.26
Second Quarter 2015	$30.04	$23.02
Third Quarter 2015	$44.76	$29.54
Fourth Quarter 2015	$39.84	$32.21
First Quarter 2016	$36.05	$22.55
Month Ended:
November 2015	$37.30	$33.42
December 2015	$36.71	$32.26
January 2016	$36.05	$24.23
February 2016	$27.29	$22.55
March 2016	$32.94	$24.94
April 2016 (through April 22, 2016)	$37.11	$32.37

Euronext Paris

Period	High	Low
Annual
2012 (beginning March 28, 2012)	€9.74	€7.19
2013	€12.50	€7.51
2014	€44.88	€10.78
2015	€83.48	€37.57
Quarterly
First Quarter 2014	€23.50	€10.78
Second Quarter 2014	€21.20	€14.61
Third Quarter 2014	€37.27	€18.37
Fourth Quarter 2014	€44.88	€32.01
First Quarter 2015	€47.23	€37.57
Second Quarter 2015	€53.47	€42.01
Third Quarter 2015	€83.48	€52.15
Fourth Quarter 2015	€73.00	€57.27
First Quarter 2016	€66.79	€38.69
Month Ended
November 2015	€69.80	€62.09
December 2015	€70.99	€58.26
January 2016	€66.79	€42.61
February 2016	€49.89	€38.69
March 2016	€57.99	€45.58
April 2016 (through April 22, 2016)	€64.89	€56.82

On April 22, 2016, the closing price of the ADSs on Nasdaq was $35.10 per ADS, and the last reported closing price of the ordinary shares on Euronext Paris was €62.48 per share.

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

The information set forth in our prospectus dated July 15, 2015, filed with the SEC pursuant to Rule 424(b), under the headings “Description of Share Capital—Key Provisions of Our By-laws and French Law Affecting Our Ordinary Shares,” “Description of Share Capital—Differences in Corporate Law” and “Limitations Affecting Shareholders of a French Company” is incorporated herein by reference.

C.	Material Contracts.

Underwriting Agreements

We entered into an underwriting agreement among Citigroup Global Markets Inc. and Leerink Partners LLC, as representatives of the underwriters, on October 22, 2014, with respect to the ADSs and ordinary shares sold in our October 2014 global offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

We entered into an underwriting agreement among Citigroup Global Markets, Inc., Morgan Stanley & Co. LLC, Barclays Capital Inc. and Leerink Partners LLC, as representatives of the underwriters, on July 14, 2015, with respect to the ADSs sold in our July 2015 underwritten public offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

For additional information on our material contracts, please see “Item 4. Information on the Company,” Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report on 20-F.

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

The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from the global offering in our business. Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Although it is not free from doubt, based on the composition of our income for our 2015 taxable year, we believe that we were not a PFIC for our 2015 taxable year and do not expect to be a PFIC for our 2016 taxable year.

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

We do not currently intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are treated as a PFIC for any taxable year. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

With respect to references made in this Annual Report on Form 20-F to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report on Form 20-F for copies of the actual contract or document.

I.	Subsidiary Information.

Not required.

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

For 2013, 2014 and 2015, less than 10%, 7% and 7%, respectively, of our purchases and other external expenses have been made in U.S. dollars, generating a negligible net annual foreign exchange loss of €3 thousands, €24 thousands and €7 thousands, respectively, for those periods. In light of these insignificant amounts, we have not adopted, at this stage, a hedging mechanism in order to protect our business activity against fluctuations in exchange rates. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk and would then consider adopting an appropriate policy for hedging against these risks.

Liquidity Risk

As of this date, we do not believe that we are exposed to a short-term (12 months) liquidity risk, considering the cash and cash equivalents that we have available as of December 31, 2015 of €323.4 million, which are mainly composed of cash and term deposits that are convertible into cash immediately without penalties in case of a need for cash.

Moreover, we believe that the net proceeds of our July 2015 underwritten public offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements until the end of 2017.

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

A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this Annual Report on Form 20-F.

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

Global Offering

In October 2014, we sold 4,919,498 ADSs, each representing one-half of one ordinary share, nominal value €0.10, and 614,923 ordinary shares, in our global offering at a price of $21.64 per ADS and €34.00 per share, for aggregate gross proceeds to us of approximately €104.5 million. The net offering proceeds to us, after deducting underwriting discounts and commissions and offering expenses, was approximately €93.7 million. The offering commenced on October 15, 2014 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333-198870, for our global offering was October 21, 2014. Citigroup Global Markets Inc., Leerink Partners LLC and Bryan, Garnier & Co. acted as joint global coordinators and joint book-running managers of the global offering.

All of the net proceeds from our global offering have been applied as of the date of this Annual Report and used for general corporate purposes. None of the net proceeds of our global offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rules 13(a) - 15(e) and 15(d) - 15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer (principal executive officer) and chief operating officer (principal financial officer), as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer (principal executive officer) and chief operating officer (principal financial officer), carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on that evaluation, management has identified a material weakness associated with the segregation of duties and therefore, our chief executive officer (principal executive officer) and chief operating officer (principal financial officer) concluded that the company’s disclosure controls and procedures were ineffective as of December 31, 2015.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our chief executive officer (principal executive officer) and chief operating officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we concluded that we had a material weakness because we did not maintain adequate segregation of duties given the size of our finance and accounting team to allow for appropriate monitoring of financial reporting matters and internal control over financial reporting. We have limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. The material weakness was partially remediated at December 31, 2015, but these new controls were not effective for almost all of 2015. Consequently, our chief executive officer (principal executive officer) and chief operating officer (principal financial officer) concluded that, due to this material weakness, we did not maintain effective internal control over financial reporting as of December 31, 2015.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

This material weakness did not result in any adjustments or restatements of our audited consolidated financial statements or disclosures for any prior period previously reported by the company. However, there is a reasonable possibility that a material misstatement of the consolidated financial statements would not have been prevented or detected on a timely basis due to the failure in designing and implementing appropriate controls over the segregation of duties, and therefore, it has been evaluated as a material weakness.

Notwithstanding this material weakness and management’s assessment that internal control over financial reporting was ineffective as of December 31, 2015, our management, including our chief executive officer (principal executive officer) and chief operating officer (principal financial officer), believes that the consolidated financial statements contained in this Annual Report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Management’s Plan for Remediation

With the oversight of senior management and our audit committee, we continue to evaluate our internal control over financial reporting and are taking several remedial actions to address the material weakness that has been identified:

•	We have hired additional accounting and finance staff, who have significant external reporting experience and experience with establishing appropriate financial reporting policies and procedures, to provide more resources to support, design and implement effective internal controls over financial reporting. Management believes that hiring additional qualified personnel will improve our overall system of internal controls over financial reporting and will fully remediate this material weakness, which was partially remediated as of December 31, 2015.

•	We have engaged an external professional advisor with sufficient technical accounting expertise to assist us in the implementation of internal controls over financial reporting and segregating duties amongst accounting personnel.

•	Management has implemented additional measures to strengthen our internal control over financial reporting, including expansion of year-end closing procedures, the dedication of significant internal resources and external consultant to scrutinize account analyses and reconciliations and management’s own internal reviews and efforts to remediate the material weakness in internal control over financial reporting described above and to avoid potential future material weaknesses.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte & Associés, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting. This report is included on page F-3 of this Form 20-F and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

Other than the material weakness and remediation activities described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Conduct is available on our website at www.dbv-technologies.com.

Item 16C.	Principal Accountant Fees and Services.

Deloitte & Associés, or Deloitte, has served as our independent registered public accounting firm for 2014 and 2015. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2014	2015
	(Amount in thousands of Euros)
Audit Fees	€884	€686
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees	—	—

Total	€884	€686

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that Deloitte provides, such as consents and assistance with and review of documents filed with the SEC. In 2015, “Audit Fees” also include fees billed for assurance and related services regarding our July 2015 underwritten public offering.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees billed for professional services rendered by Deloitte for tax compliance, tax advice and tax planning related services.

“Other Fees” are any additional amounts billed for products and services provided by Deloitte.

There were no “Audit Related Fees” or “Tax Fees” or billed or paid during 2014 or 2015.

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

The audit committee has considered the non-audit services provided by Deloitte as described above and believes that they are compatible with maintaining Deloitte’s independence as our independent registered public accounting firm.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Select Market’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. We currently rely on certain exemptions for foreign private issuers and follow French corporate governance practices in lieu of the Nasdaq corporate governance rules, including Nasdaq corporate governance rules that state (1) a majority of the board of directors consists of independent directors; (2) establishing a nominating and corporate governance committee; (3) the compensation committee be composed entirely of independent directors; and (4) separate executive sessions of independent directors and non-management directors held by the company at least twice per year.

The following are the significant ways in which our corporate governance practices differ from those required for U.S. companies listed on Nasdaq:

As a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our general shareholders’ meeting.

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

See pages F-1 through F-52 of this Annual Report on Form 20-F.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

The Exhibits listed in the Exhibit Index at the end of this Annual Report on Form 20-F are filed as Exhibits to this Annual Report on Form 20-F.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DBV Technologies SA

Paris, France

We have audited the accompanying consolidated statements of financial position of DBV Technologies SA and subsidiary (the “Company”) as of December 31, 2013, 2014 and 2015, and the related consolidated statements of income (loss), consolidated comprehensive income (loss), changes in consolidated shareholders’ equity, and consolidated cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2013, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2016 expressed an adverse opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Associés

Represented by Julien Razungles

Neuilly-sur-Seine, France

April 28, 2016

Report of Independent Registered Public Accounting Firm

Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of DBV Technologies SA

Paris, France

We have audited DBV Technologies SA and its subsidiary’s (the “Company’s”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We do not express an opinion or any other form of assurance on management’s statements included in the Management’s Plan for Remediation section. We do not express an opinion or any other form of assurance on management’s statements included in the Management’s Plan for Remediation section.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: the Company did not maintain adequate segregation of duties given the size of its finance and accounting team to allow for appropriate monitoring of financial reporting matters and internal control over financial reporting. The Company has limited accounting and financial reporting personnel and other resources with which to address its internal controls and procedures. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2015, of the Company and this report does not affect our audit report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015, of the Company and our report dated April 28, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Associés

Represented by Julien Razungles

Neuilly-sur-Seine, France

April 28, 2016

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	Year Ended December 31,
		2013 (1)	2014	2015
		K€	K€	K€
ASSETS
Non-current assets
Intangible assets	4	63	29	94
Property, plant, and equipment	5	1,734	2,225	5,581
Other non-current financial assets	6	624	1,596	2,711
Total non-current assets		2,421	3,850	8,387

Current assets
Inventories and work in progress	7	7	124	—
Customer accounts receivable and related receivables	8	183	136	—
Other current assets	8	4,223	6,723	11,512
Cash and cash equivalents	9	39,403	114,583	323,381
Total current assets		43,815	121,566	334,893
TOTAL ASSETS		46,236	125,416	343,280

	Notes	Year Ended December 31st
		2013 (1)	2014	2015
		K€	K€	K€
LIABILITIES
Shareholders’ equity
Share capital	10	1,509	1,916	2,421
Premiums related to the share capital		69,641	163,877	403,910
Reserves		(11,449)	(26,336)	(39,580)
Net (loss)		(19,306)	(24,012)	(44,674)
Total shareholders’ equity		40,395	115,445	322,076

Non-current liabilities
Long-term financial debt	11	1,317	3,888	4,693
Non-current provisions	12	291	531	490
Total non-current liabilities		1,607	4,419	5,183

Current liabilities
Short-term financial debt	11	126	213	149
Bank overdrafts		—	28	—
Supplier accounts payable and related payables	13	1,497	1,875	10,034
Other current liabilities	13	2,611	3,436	5,838
Total current liabilities		4,234	5,552	16,021
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		46,236	125,416	343,280

(1)	The consolidated statement of financial position as of December 31, 2013 corresponds to DBV Technologies SA, as the Company had no consolidated subsidiary as of this date

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF (LOSS)

	Notes	Year Ended December 31st
		2013 (1)	2014	2015
		K€	K€	K€
Operating income
Revenues	15	182	211	202
Other income	15	3,645	4,551	5,964
Total income		3,826	4,762	6,166

Operating expenses
Cost of goods sold		(102)	(136)	(128)
Research and development	16/17	(17,366)	(21,143)	(34,234)
Selling and marketing	16/17		(13)	(491)
General and administration	16/17	(6,310)	(8,105)	(16,859)
Total Expenses		(23,779)	(29,397)	(51,712)
Operating (loss)		(19,952)	(24,636)	(45,546)
Financial revenues	18	670	727	1,018
Financial expenses	18	(24)	(103)	(146)
Financial Profit		646	624	871
Income tax	19	—	—	—
Net (loss)		(19,306)	(24,012)	(44,674)
Basic / Diluted (loss) per share (€/share)	22	(1.42)	(1.49)	(2.08)

(1)	The consolidated statements of (loss) as of December 31, 2013 corresponds to DBV Technologies SA’s, as the Company had no consolidated subsidiary as of this date

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)

	Year Ended December 31
	2013 (1)	2014	2015
	K€	K€	K€
Net (loss)	(19,306)	(24,012)	(44,674)
Actuarial gains and losses on employee benefits, net of corporate tax	53	(153)	166
Profit (loss) directly recognised in shareholders’ equity	53	(153)	166
Other items in the total (loss) to be recycled subsequently to the net (loss)	—	(26)	(90)
Total Comprehensive (loss)	(19,253)	(24,191)	(44,598)

(1)	The consolidated statement of comprehensive (loss) as of December 31, 2013 corresponds to DBV Technologies SA, as the Company had no consolidated subsidiary as of this date

In accordance with IAS 1 Presentation of Financial Statements (2007) (IAS 1), the Group, as defined in Note 2, presents a combined statement of other elements of comprehensive (loss).

The Group does not hold any financial assets available for sale and non-current financial assets are measured at historical cost which approximates fair value; therefore, no change in fair value is reflected in the consolidated statement of comprehensive (loss).

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	2013 (1)	2014	2015
		K€	K€	K€
Cash flows from operating activities
Net (loss) for the period		(19,306)	(24,012)	(44,674)
Reconciliation of net ( loss) and of the cash used for operating activities:
Amortization and depreciation		341	515	1,073
Retirement pension obligations		90	86	125
Expenses related to share-based payments		5,048	4,639	10,419
Other elements		—	—	296
Operating cash flows before change in working capital		(13,827)	(18,770)	(32,761)
Inventories and work in progress		23	(117)	124
Customer accounts receivable		(58)	(125)	136
Other receivables		(1,105)	(1,702)	(4,870)
Supplier accounts payable		520	(424)	8,236
Other current liabilities		1,195	578	2,372
Change in the working capital requirement		574	(1,789)	5,998

Net cash flow from operating activities		(13,253)	(20,560)	(26,763)

Cash flows from investment activities
Acquisitions of property, plant, and equipment	5	(1,090)	(941)	(4,360)
Acquisitions of intangible assets	4	(81)	(31)	(148)
Acquisitions of non-current financial assets		(237)	(124)	(839)

Net cash flows from investment activities		(1,408)	(1,096)	(5,347)

Cash flows from financing activities:
Increase in conditional advances	11	1,069	3,128	865
(Decrease) in conditional advances	11	(260)	(128)	(192)
Treasury shares		231	(889)	(175)
Capital increases, net of transaction costs	10	15,196	94,643	240,538
Other cash flows related to financing activities			54	(21)
Net cash flows from financing activities:		16,236	96,808	241,014

(Decrease)/Increase in cash		1,574	75,152	208,904
Net Cash and cash equivalents at the beginning of the period		37,829	39,403	114,555
Impact of exchange rate fluctuations		—	—	(78)
Net Cash and cash equivalents at the close of the period	9	39,403	114,555	323,381

(1)	The consolidated statement of cash flows as of December 31, 2013 corresponds to DBV Technologies SA’s, as the Company had no consolidated subsidiary as of this date

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Euros)

	Share Capital Ordinary Shares
	Number of shares	Amount	Premiums Related to the Share Capital	Reserves	Profit (loss)	Total Shareholders’ Equity
At January 1, 2013 (1)	13,408,147	1,341	54,613	(3,868)	(12,912)	39,173
Net (loss)					(19,306)	(19,306)
Profit directly recognized in shareholders’ equity				53		53
Total profit (loss) directly recognized in shareholders’ equity				53	(19,306)	(19,253)
Allocation of prior period (loss)				(12,912)	12,912
Increase in capital	1,680	168	14,961			15,129

Treasury shares				231		231

Issue of share warrants			67			67
Foreign exchange translation				(1)		(1)
Share-based payments				5,048		5,048

At December 31, 2013	15,088,298	1,509	69,641	(11,449)	(19,306)	40,395
Net (loss)					(24,012)	(24,012)
(Loss) directly recognized in shareholders’ equity				(179)		(179)
Total (loss) directly recognized in shareholders’ equity				(179)	(24,012)	(24,191)
Allocation of prior period (loss)				(19,306)	19,306	—
Increase in capital	4,072,363	407	94,204			94,611
Treasury shares		—		(41)		(41)
Issue of share warrants			32			32
Share-based payments				4,639		4,639
At December 31, 2014	19,160,661	1,916	163,877	(26,336)	(24,012)	115,445
Net (loss)					(44,674)	(44,674)
Foreign exchange translation				(90)		(90)
Profit directly recognized in shareholders’ equity				166		166
Total profit (loss) directly recognized in shareholders’ equity				76	(44,674)	(44,598)
Allocation of prior period (loss)				(24,012)	24,012
Increase in capital	5,044,468	504	239,891			240,396

Treasury shares		—		273		273

Issue of share warrants			142			142
Share-based payments				10,419		10,419
At December 31, 2015	24,205,129	2,421	403,910	(39,580)	(44,674)	322,076

(1)	The consolidated statement of changes in shareholders’ equity as of December 31, 2013 corresponds to DBV Technologies SA’s, as the Company had no consolidated subsidiary as of this date

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1: The Company

Incorporated in 2002 under the laws of France, DBV Technologies S.A. (“DBV Technologies,” or the “Company”) is a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy, specifically in young children.

The Company historically marketed a ready-to-use diagnostic product to detect t cow’s milk protein allergy (“CMPA”) in children called Diallertest® Milk, which was launched in France in 2004. This product was distributed in France only, by a commercial partner, under a temporary exception status from French regulatory authorities which, without such temporary exception, marketing of the product would not be allowed. During the second half of 2015, the Company discontinued its commercial partnership with respect to the product and ceased selling Diallertest Milk. The Company does not expect to derive any revenues in 2016 from the sale of Diallertest Milk. DBV Technologies is also developing a novel technology platform called Viaskin® . The Company’s therapeutic approach is based on epicutaneous immunotherapy, or EPIT, a proprietary method of delivering biologically active compounds to the immune system through intact skin using Viaskin.

Viaskin® Peanut is the first specific immunotherapy product developed by DBV Technologies. Solid preclinical data have already been published. Pharmacological development was achieved through a vast network of collaborative efforts in the United States and in Europe. A tolerance study (Phase Ib) conducted in the United States demonstrated the safety and high level of tolerance of Viaskin® Peanut in patients with peanut allergies, and the FDA granted a Fast Track designation to the product. In France, the French Health Product Safety Agency (Agence française de sécurité sanitaire des produits de santé, AFSSAPS) authorized an efficacy study sponsored by the Paris Region Public Hospitals (Assistance Publique – Hôpitaux de Paris, AP/HP). In 2012, an efficacy study (Phase IIb) was launched in the United States and Europe. The topline results for the studies were published during the second 2014 semester. A Phase III clinical study began during the last 2015 quarter.

Viaskin® Milk is the second product developed in specific immunotherapy. A Phase II pilot study published by Dupont et al. (JACI 2010) demonstrated the safety and effectiveness of Viaskin® Milk in children (JACI 2010). In 2014, a clinical efficacy study using Viaskin® Milk was launched.

Main events in 2015

In February 2015, DBV Technologies published the totality of the results for the VIPES study at the World Allergy Congress which was held in Houston, Texas. The detailed results of VIPES show the magnitude of Viaskin®’s therapeutic effect, which allow the Company to launch its third food allergy program, specifically on allergies to egg (Viaskin® Egg).

In April 2015, DBV Technologies announced that it had obtained breakthrough therapy designation from the U.S. Food and Drug Administration (“FDA”) for Viaskin Peanut in children. 6 to 11 years of age A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life- threatening condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints.

In June 2015, DBV Technologies announced the positive opinion of the Pediatric Committee of the European Medicines Agency (“EMA”) regarding the Pediatric Investigation Plan (“PIP”) of Viaskin® Peanut for the treatment of children with a peanut allergy. An accepted PIP is a prerequisite for the filing for marketing authorization for any new medicinal product in Europe.

In June 2015, subsequent to the end of Phase II, DBV Technologies also detailed the results of the meeting held with the FDA. The results of this meeting, which was regarding the plan to clinically develop Viaskin® Peanut, are consistent with the positive opinion previously given by the EMA regarding the Pediatric Investigation Plan (PIP) of Viaskin® Peanut. On the basis of the compulsory consultations, in the fourth trimester of 2015, DBV Technologies plans to launch a worldwide Phase II clinical study on Viaskin® Peanut for the treatment of peanut allergies in children from 4 to 11 years of age (Peanut EPIT Efficacy and Safety Study PEPITES). On the basis of these consultations, complementary developmental plans will be discussed with the FDA during the second semester of 2015 for Viaskin® Peanut in both younger and older patients.

In June 2015, Professor Hugh Sampson joined the Company as Scientific Director. As part of his duties, and in partnership with Professor Bertrand Dupont, President of the Scientific Advisory Board, Professor Sampson supervises DBV’s research team and drives the development of new applications for Viaskin® in the treatment of food allergies, while giving support to the Company’s clinical development teams.

In June 2015, the Company announced the end of Part A of the Viaskin® Milk Efficacy and Safety Phase I/II study (MILES). The Data Safety Monitoring Board (DSMB) for the study recommended that the study continue and expressed no safety concerns after evaluating the Part A safety data of subjects treated with a 150 µg, 300 µg and 500 µg doses of Viaskin® Milk.

In July 2015, the Company filed a registration statement on Form F-1 with the U.S Securities and Exchange Commission (“SEC”) for a proposed underwriter public offering of ordinary shares in the form of American Depositary Shares (“ADS”), as well as the registration of its Reference Document with the French Financial Markets Authority (“AMF”). On July 20, 2015, the Company consummated the ADS offering and increased its capital in the amount of 281.5 million US Dollars. The ADS were sold to the public at a price of 34 US dollars per ADS, which resulted in a subscription price of 61.68 Euros per new ordinary share (of which a share premium of 61.58 Euros). Each ADS gives the right to receive half of an ordinary share.

In July 2015, the FDA accepted an investigator-sponsored investigational new drug (“IND”) application for a Phase IIA clinical trial for the potential treatment of milk-induced EoE in children using the Company’s Viaskin® Milk. This IND acceptance enabled Dr. Jonathan Spergel at The Children’s Hospital of Philadelphia to initiate SMILEE (Study Efficacy and Safety of the Viaskin® Milk in milk-induced Eosinophilic Esophagitis), a clinical trial designed to assess the efficacy and safety of Viaskin® Milk in children from four to 17 years of age suffering from milk-induced EoE. The SMILEE trial was initiated in November 2015.

In October 2015, the Company presented its topline findings from the first 12 months of the OLFUS-VIPES study, which follows the Phase IIb VIPES clinical study. The Company announced that t it observed that 12 additional months of therapy with Viaskin Peanut 250 µg increased the number of patients benefiting from treatment to 70% in OLFUS-VIPES from 50% in VIPES.

In November 2015, the Company presented pre-clinical findings evaluating Viaskin® technology in the context of vaccinations against respiratory syncytial virus (“RSV”) at the RSV Vaccines for the World 2015 meeting in La Jolla, California.

In December 2015, the Company announced the launch of a pivot Phase III clinical trial which will evaluate the safety and efficiency of Viaskin® Peanut 250µg in children aged from four to 11 years of age who are allergic to peanuts. PEPITES (Peanut EPIT® Efficiency and Safety Study) is an international, double-blind, placebo-controlled Phase III study.

In December 2015, the Company presented experimental results on the use of Epicutaneous Immunotherapy (EPIT®) in a model of Crohn’s disease. These will be presented at the Crohn’s & Colitis Foundation of America Advances in Inflammatory Bowel Diseases (“AIBD”).

Note 2: General Information and Statement of Compliance

Preliminary remarks

DBV Technologies Inc. was established on April 7, 2014 (the “US subsidiary”). The share capital of this US subsidiary is 100% owned by DBV Technologies SA (“DBV Technologies”).

The financial information as at December 31, 2013 corresponds to the information previously published and includes only the transactions related to the parent company DBV Technologies SA, which had no equity interest in a subsidiary over the period in question.

General principles

The accompanying consolidated financial statements and related notes (the “Financial Statements”) present the operations of DBV Technologies SA and its US subsidiary (the “Group”) as of December 31, 2015. The Company is a corporate venture under French law (société anonyme) and its registered office is located at 80/84 rue des Meuniers, 92220 Bagneux at December 31, 2015. The Company moved its headquarters to 177-181 avenue Pierre Brossolette 92120 Montrouge on January 6, 2016.

Our Financial Statements as of December 31, 2015 have been prepared under the responsibility of DBV Technologies’ management. The Financial Statements were approved by the Board of Directors of DBV Technologies on April 6th, 2016.

All amounts are expressed in thousands of euros, unless stated otherwise.

For consolidation purposes, both DBV Technologies SA and its subsidiary DBV Technologies Inc. have prepared individual financial statements for the period ended December 31, 2014 and December 31, 2015.

Statement of Compliance

Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2015. Comparative figures are presented for December 31, 2013 and 2014.

Due to the listing of DBV Technologies S.A. ordinary shares on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the financial statements of the Group are also prepared in accordance with IFRS, as adopted by the European Union (“EU”).

As of December 31, 2015, there are no differences in the IFRS published and mandated by the IASB and EU, with the exception of the following specific accounting principles which the EU has not yet adopted at the end of 2015:

•	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

This amendment has not had any impact on the Financial Statements as of December 31, 2015.

As a result, the Financial Statements comply with IFRS as published by the IASB and as adopted by the EU.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standing Interpretations Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”). The main accounting methods used to prepare the Financial Statements are described below. These methods were used for all years presented.

There are no new standards, amendments to standards, or interpretations applicable with effect on the period ending December 31, 2015 that have an impact on the Financial Statements or on their presentation.

New and revised standards and amendments that may be relevant to the Company’s operations but are not yet effective:

•	IFRS 9 Financial Instruments, effective for annual periods beginning on or after January 1, 2018

•	IFRS 15 Revenue from Contracts with Customers, effective for annual periods beginning on or after January 1, 2018

•	Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations, effective for annual periods beginning on or after January 1, 2016

•	Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and amortization, effective for annual periods beginning on or after January 1, 2016

Management is in the process of evaluating the impact of these standards and amendments and is therefore, not currently able to estimate reliably the impact of their adoption on the Company’s results on financial position or cash flows.

The accounting policies and measurement principles adopted for the Financial Statements as of and for the year ended December 31, 2015 are the same as those used as of and for the years ended December 31, 2013 and 2014.

Note 3: Accounting Principles

Methods of consolidation

The Financial Statements incorporate the standalone financial statements of DBV Technologies S.A and DBV Technologies Inc. which is controlled by the Company. Control is achieved when the Company:

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

Translation of financial statements in foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined.

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

3.1 Intangible Assets

In application of the provisions in IAS 38 Intangible Assets (“IAS 38”), intangible assets acquired are recorded as assets on the Consolidated Statements of Financial Position at their acquisition cost.

Research and Development Expenses

Research expenses are recorded in the Financial Statements as expenses.

In accordance with IAS 38, development expenses are recorded in the Financial Statements as intangible assets only if all the following criteria are met:

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

Because of the risks and uncertainties related to regulatory authorizations and to the research and development process, the Company believes that the six criteria stipulated by IAS 38 are only fulfilled once the Market Access Authorization has been obtained from the competent authorities.

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

3.2 Property, Plant, and Equipment

Property, plant, and equipment are recorded at their acquisition cost or, if applicable, at their production cost.

Property, plant, and equipment are depreciated on the basis of the straight-line method over the estimated use period of the property. The fixtures of property rented are depreciated over the term of their own lifetime or of the term of the rental agreement, whichever is shorter.

The depreciation periods used are the following:

PROPERTY, PLANT, AND EQUIPMENT ITEM	DEPRECIATION PERIOD
Fixtures and improvements in structures	9 years
Research and development / production tools	5 years
Research equipment and technical facilities	5 years
Computer equipment	3 years
Office equipment and furniture	5 years

3.3 Financial Assets

In accordance with IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Presentation), the Company has adopted the following classification for non-derivative financial assets, based on the type of asset and on management intention at the date of initial recognition. The designation and classification of such financial assets are subsequently reassessed at the end of each reporting period.

Non-derivative financial assets are recognized on the date when the Company becomes party to the contractual terms of the asset. On initial recognition, financial assets are measured at fair value, plus direct transaction costs in the case of financial assets not classified as fair value through profit or loss.

Classification, presentation and subsequent measurement of non-derivative financial assets are as follows:

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

The assets owned until their maturity are monitored for any objective indication of impairment. A financial asset is impaired if its book value is greater than its recoverable amount as estimated during impairment tests. The impairment is recorded to the income statement.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented in current assets with loans with a maturity of less than 12 months are presented within “other current assets” and with trade receivables presented within “accounts receivable.”. Loans with a maturity of more than 12 months are presented as “long-term loans and advances” within “other non-current assets.” Those financial assets are measured at amortized cost using the effective interest method.

The loans and receivables are monitored for any objective indication of impairment. A financial asset is impaired if its book value is greater than its recoverable amount as estimated during impairment tests. The impairment is recorded in the Consolidated Statements of (Loss).

The loans and receivables also include the deposits and guarantees, which are classified under “Non-current financial assets” in the Consolidated Statements of Financial Position.

Assets at Fair Value Per the Consolidated Statements of (Loss)

These assets are classified on the balance sheet in the line items Other non-current assets, Current financial assets and Cash and cash equivalents.

Financial assets at fair value through profit or loss comprise assets held for trading (financial assets acquired principally for the purpose of reselling them in the near term, usually within less than 12 months), and financial instruments designated as fair value through profit and loss on initial recognition in accordance with the conditions for application of the fair value option.

Realized and unrealized foreign exchange gains and losses on financial assets in currencies other than the euro are recognized in the income statement in Financial income or Financial expenses.

Assets Available for Sale

The assets available for sale include, primarily, securities that do not meet the criteria of the definition of the other categories of financial assets. They are measured at their fair value, and the changes in value are recorded in the Consolidated Statements of Changes in Shareholders’ Equity.

The fair value corresponds to the market price for those securities that are listed on the stock exchange or to an estimate of the use value for unlisted securities, determined on the basis of the financial criteria most appropriate for the specific situation of each security. When there is an objective indication of the impairment of these securities, the accumulated impairment that has been recorded in the Consolidated Statements of Changes in Shareholders’ Equity is recognized in the Consolidated Statement (Loss).

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

3.5 Inventories and Work in Progress

Inventories are recorded at their cost or at their net liquidation value, if the latter is lower. In the latter case, the impairment is posted to income or loss. The inventories are valued on the basis of the “first-in, first-out” (“FIFO”) method.

3.6 Share Capital

Common shares are classified under Shareholders’ Equity. The costs of share capital transactions that are directly attributable to the issue of new shares or options are recorded in the Financial Statements in Shareholders’ Equity as a deduction from the revenue from the issue, net of tax.

3.7 Payments in Shares

Since its incorporation, the Company has established several plans for compensation paid in equity instruments in the form of employee warrants (bons de souscription de parts de créateur d’entreprise or “BSPCEs”) granted to employees and/or executives and in the form of “share warrants” (bons de souscription d’actions or “BSAs”) granted to non-employee members of the Board of Directors and scientific consultants.

Pursuant to IFRS 2 Share-based payment (“IFRS 2”), the cost of the transactions paid with equity instruments is posted to the accounts as an expense in exchange for an increase in the Shareholders’ Equity for the period during which the rights to be benefited from the equity instruments are acquired.

The Company has applied IFRS 2 to all equity instruments granted since 2002 to its employees, members of the Board of Directors, other individuals, or to companies.

The options are not subject to any market conditions. The characteristics of the options are presented in Note 17.

3.9 Recognition and measurement of Financial Liabilities

Financial Liabilities at Amortized Cost

Borrowings and other financial liabilities are valued initially at their fair value and then at the amortized cost, calculated on the basis of the effective interest rate EIR method.

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

Liabilities at Fair Value per the Consolidated Statements of (Loss)

The liabilities at fair value per the Consolidated Statements of (Loss) are valued at their fair value.

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

The conditional advances that can be subject to this type of modification are the with Compagnie Française d’Assurance pour le Commerce Extérieur (“COFACE”) advances presented in Note 11.1.

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

The amount recorded in the accounts as a provision is the best estimation of the expenses necessary to extinguish the obligation.

Pension Retirement Obligations

The employees of the Company receive the retirement benefits stipulated by law in France:

•	obtaining a compensation paid by the Company to employees upon their retirement (defined-benefit plan);

•	payment of retirement pensions by the Social Security agencies, which are financed by the contributions made by companies and employees (defined-contribution plans).

For the defined-benefit plans, the costs of the retirement benefits are estimated by using the projected credit unit method. According to this method, the cost of the retirement pensions is recognized in the Consolidated Statement of (Loss) so that it is distributed uniformly over the term of the services of the employees. The retirement benefit commitments are valued at the current value of the future payments estimated using, for the discounting, the market rate based on the long-term obligations of the first-category companies with a term that corresponds to that estimated for the payment of the services provided.

The Company relies on external actuaries to conduct an annual review of the valuation of these plans.

The difference between the amount of the provision at the beginning of a fiscal year and at the close of that year is recognized through profit or loss for the portion representing the costs of services rendered and through other comprehensive income for the portion representing the actual gains and losses.

The Company’s payments for the defined-contribution plans are recognized as expenses on the income statement of the period with which they are associated.

3.12 Revenue

The revenue of the Company results mainly from the sale of the product Diallertest, a kit for diagnosing the allergy to proteins in cow’s milk.

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

When the obtention of the subsidy is reasonably certain, these subsidies are recognized as “Other income” during the calendar year over which the corresponding expenses or expenditures were recorded.

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

The Company received the reimbursement of the Research Tax Credit for the year 2014 for an amount of €4.3 million during the year 2015. The Company will request the reimbursement of the 2015 Research Tax Credit for an amount of €5.7 million during the year 2016, under the Community tax rules for small and medium firms in compliance with the regulatory texts applicable.

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

The deferred tax assets are recorded in the accounts only to the extent that it is likely that the future profits will be sufficient to absorb the losses that can be carried forward or backward. Considering its stage of development, which does not allow income projections judged to be sufficiently reliable to be made, the Company has not recognized deferred tax assets in relation to tax losses carryforward in the Consolidated Statements of Financial Position.

3.16 Segment Information

The Company operates in a single operating segment: the conducting of research and development of epicutaneous immunotherapy products in order to market them in the future. The assets, liabilities, and operating losses recognized are primarily located in France.

3.17 Other Items in the Comprehensive (or Loss)

The revenue and expense items for the period that are not posted in the Consolidated Statements of (Loss) as stipulated by the applicable standards are presented, as necessary, under the rubric “Other items in the comprehensive (or loss).”

3.18 Use of Estimates

The preparation of our Financial Statements requires the management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances. Estimates and assumptions are measured on an ongoing basis. Actual results may differ from these estimates.

These estimates and judgments mainly involve:

•	valuation of the fair value of the employee warrants (BSPCEs) granted to employees and/or executives and share warrants (BSAs) granted to non-employee members of the Board of Directors and scientific consultants and to service providers, performed on the basis of actuarial models; these models require the use by the Company of certain calculation assumptions such as the expected volatility of the security;

•	estimation of the repayments of the conditional advances obtained by Company from public institutions. The anticipated repayments of the conditional advances are analyzed at each reporting period.

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

3.20 Events After the Close of the Fiscal Year

The Consolidated Statements of Financial Position and the Consolidated Statements of (Loss) of the Company are adjusted to reflect the subsequent events that alter the amounts related to the situations that exist as of the closing date. The adjustments are made until the date the financial statements are approved and authorized for issuance by the Board of Directors.

Note 4: Intangible Assets

The intangible assets are broken down as follows:

	December 31
	2013	2014	2015
	(Amounts in thousands of Euros)
Patents, licenses, trademarks	31	46	54
Software	146	162	302
Total historical cost	177	208	356

Accumulated amort.of patents, licenses, and trademarks	30	38	53
Accumulated depreciation of software packages	84	141	210
Accumulated amortization and depreciation	114	179	262
Net total	63	29	94

There has been no recognition of impairment losses in application of IAS 36 Impairment of Assets for the calendar years presented.

Note 5: Property, Plant, and Equipment

	01/01/2013	Increase	Decrease	12/31/2013
	(Amounts in thousands of Euros)
Laboratory equipment	781	590	—	1,372
Building fixtures	630	292	—	922
Office equipment	132	83	—	215
Computer equipment	200	74	—	274
Property, plant and equipment in process	—	51	—	51

Total, gross	1,744	1,090	—	2,834

Accumulated depreciation of laboratory equipment	506	164	—	670
Accumulated depreciation of the building fixtures	78	100	—	179
Accumulated depreciation of office equipment	59	33	—	92
Accumulated depreciation of computer equipment	112	47	—	159
Accumulated depreciation of Property, plant and equipment in progress	—	—	—	—

Total accumulated amortization and depreciation	755	344	—	1,099

Total, net	988	746	—	1,734

	01/01/2014	Increase	Decrease	12/31/2014
	(Amounts in thousands of Euros)
Laboratory equipment	1,372	886	—	2,257
Building fixtures	922	8	—	930
Office equipment	215	—	—	215
Computer equipment	274	48	—	322
Property, plant and equipment in process	51	—	—	51

Total, gross	2,834	941	—	3,775

Accumulated depreciation of laboratory equipment	670	246	—	916
Accumulated depreciation of the building fixtures	179	107	—	286
Accumulated depreciation of office equipment	92	34	—	126
Accumulated depreciation of computer equipment	159	64	—	222
Accumulated depreciation of Property, plant and equipment in progress	—	—	—	—

Total accumulated amortization and depreciation	1,099	451	—	1,550

Total, net	1,734	491	—	2,225

	01/01/2015	Increase	Decrease	12/31/2015
	(Amounts in thousands of Euros)
Laboratory equipment	2,257	467	(368)	2,357
Building fixtures	930	8	—	938
Office equipment	215	24	(30)	209
Computer equipment	322	244	(95)	470
Property, plant and equipment in process	51	3,622	—	3,672

Total, gross	3,775	4,360	(489)	7,646

Accumulated depreciation of laboratory equipment	916	382	(349)	948
Accumulated depreciation of the building fixtures	286	496	—	782
Accumulated depreciation of office equipment	126	35	(30)	131
Accumulated depreciation of computer equipment	222	78	(95)	205
Accumulated depreciation of Property, plant and equipment in progress	—	—	—	—

Total accumulated amortization and depreciation	1,550	990	(475)	2,065

Total, net	2,225	3,370	(14)	5,581

Over the three years presented, the acquisitions correspond primarily to building fixtures and to laboratory and production equipment and material. The increase in property, plant and equipment in progress item is related to the fitting out of the new head office of the Company located at Montrouge, as well as the purchase of materials for the conception and tuning of the new prototypes (Gen 4.0 and Cut Pack for example).

Note 6: Non-Current Financial Assets

	December 31
	2013	2014	2015
	(Amounts in thousands of Euros)
Deposits	82	100	716
Pledged securities	278	385	611
Liquidity contract	263	1,111	1,384
Total non-current financial assets	624	1,596	2,711

The non-current financial assets are composed of security deposits paid to the lessor and of open-ended mutual funds (sociétés d’investissement à capital variable “SICAVs”) pledged as guarantees of the ordinary rental agreements and the liquidity contract.

Under the liquidity contract, 3,898 treasury shares were allocated for the reduction of Shareholders’ Equity as at December 31, 2015 with the cash balance being maintained in financial assets. The share capital is divided in 24,205,129 shares including these 3,898 treasury shares.

Note 7: Inventories and Work in Progress

	December 31
	2013	2014	2015
	(Amounts in thousands of Euros)
Inventories of raw materials	7	124	69
Depreciation of inventories and work in progress	—	—	(69)
Total net value of the inventories and work in progress	7	124	—

The inventories and work in progress involve the Diallertest® product which commercial partnership was settled on the 1st of September 2015.

Note 8: Customer Accounts Receivable and Other Current Assets

8.1 Customer Accounts Receivable and Related Receivables

	December 31
	2013	2014	2015
	(Amounts in thousands of Euros)
Accounts receivable and related receivables	196	149	13
Valuation allowance (charged to Consolidated Statements of (Loss))	(13)	(13)	(13)

Total net value of accounts receivable	183	136	—

All the customer accounts receivable have payment terms of less than one year.

Accounts receivable and related receivables relate primarily to the sales of Diallertest®

		Additions
(in thousands of euros).	Balance at beginning of period	Charged to	Charged to		Balance at end of period
Description—2015		Income statement	Other accounts	Reversal
Valuation allowance deducted from account receivables	13	—	—	—	13

		Additions
	Balance at beginning of period	Charged to	Charged to		Balance at end of period
Description—2014		Income statement	Other accounts	Reversal
Valuation allowance deducted from account receivables	13	—	—	—	13

		Additions
	Balance at beginning of period	Charged to	Charged to		Balance at end of period
Description—2013		Income statement	Other accounts	Reversal
Valuation allowance deducted from Account receivables	45	—	—	32	13

8.2 Other current assets

The other current assets are broken down as follows:

	December 31
	2013	2014	2015
	(Amounts in thousands of Euros)
Research tax credit	3,312	4,340	5,702
Other tax claims	595	1,023	2,550
Other receivables	—	423	1,409
Prepaid expenses	316	938	1,850
Total	4,223	6,723	11,512

The other tax debt claims are primarily related to the deductible VAT as well as the reimbursement of VAT that has been requested.

As at December 31, 2015, 2014 and 2013, prepaid expenses are comprised primarily of rental and insurance expenses, as well as legal and scientific consulting fees. Their variation is linked to an increase in insurance premiums following the Company’s public offering on the Nasdaq stock exchange in 2014 and the July 2015 fundraising.

Research Tax Credit

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. In compliance with the principles described in Note 3.13, the Research Tax Credit is posted to the accounts as “Other Income” during the year with which the eligible research expenditures are associated.

The changes in this Research Tax Credit over the last three years are presented as follows:

Amounts in thousands of Euros
Opening balance sheet receivable as of January 1, 2013	2,522
+ Operating revenue	3,312
- Payment received	(2,473)
- Adjustment	(49)

Closing balance sheet receivable as of December 31, 2013	3,312

Amounts in thousands of Euros
Opening Balance Sheet Receivable as of January 1, 2014	3,312
+ Operating revenue	4,340
- Payment received	(3,312)

Closing Balance Sheet Receivable as of December 31, 2014	4,340

Amounts in thousands of Euros
Opening Balance Sheet Receivable as of January 1, 2015	4,340
+ Operating revenue	5,702
- Payment received	(4,322)
- Adjustment	(18)

Closing Balance Sheet Receivable as of December 31, 2014	5,702

The adjustments to the amount of the receivable reflect the penalties related to the fiscal verification of the Research Tax Credit that occurred in 2015.

Note 9: Cash and Cash Equivalents

The cash and cash equivalents item is broken down as follows (in thousands of Euros):

	December 31
	2013	2014	2015
	(Amounts in thousands of Euros)
Cash	826	108	178,895
Cash equivalents	38,577	114,475	144,486

Total cash and cash equivalent as reported in statement of financial position	39,403	114,583	323,381

Bank overdrafts	—	(28)	—

Total net cash and cash equivalents as reported in the statement of cash flow	39,403	114,555	323,381

Cash equivalents are immediately convertible into cash at no cost. They are measured using level 1 fair value measurements. The increase in cash and cash equivalents mainly relates to the net proceeds received as part of our July 2015 fundraising.

Note 10: Capital

10.1 Share Capital Issued

The share capital, as of December 31, 2015, is €2,420,512.90. It is divided into 24,205,129 fully authorized, subscribed and paid-up shares with a nominal value of €0.10.

This number does not include share warrants (“BSA”), employee warrants (“BSPCE”), stock-options (“SO”) and performance shares (“AGA”) granted to certain investors and to certain natural persons, both employees and non-employees of the Company.

All the shares give their owners the right to a proportional share of the income and the net assets of the Company.

The table below presents the historical changes in the share capital of the Company as of December 31, 2013, 2014 and 2015:

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2013	K€	1,340.8	K€	54,612.6	13,408,147	€0.10
07/25/2013	Issue of share subscription warrants			K€	67.4
11/14/2013	Capital increase by issuance of common shares	K€	168	K€	14,960.9	1,680,151	€0.10

	Balance as of December 31, 2013	K€	1,508.8	K€	69,640.9	15,088,298	€0.10

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2014	K€	1,508.8	K€	69,640.9	15,088,298	€0.10
01/23/2014	Capital increase by issuance of common shares	K€	3.8	K€	189.4	37,650	€0.10
02/11/2014	Capital increase by issuance of common shares	K€	0.5	K€	41.2	5,000	€0.10
04/02/2014	Capital increase by incorporation of reserve	K€	24.2	K€	(24.2)	242,484	€0.10
06/11/2014	Capital increase by issuance of common shares	K€	4.5	K€	226.4	45,000	€0.10
06/13/2014	Capital increase by issuance of common shares	K€	4.0	K€	169.2	40,005	€0.10
06/18/2014	Capital increase by issuance of common shares	K€	1.0	K€	44.6	9,750	€0.10
06/19/2014	Capital increase by issuance of common shares	K€	0.1	K€	5.1	1,005	€0.10
07/25/2014	Capital increase by incorporation of reserve	K€	4.5	K€	(4.5)	44,693	€0.10
09/19/2014	Capital increase by incorporation of reserve	K€	25.7	K€	(25.7)	257,418	€0.10
10/03/2014	Capital increase by issuance of common shares	K€	2.3	K€	105	22,965	€0.10
10/22/2014	Capital increase by issuance of common shares	K€	307.5	K€	104,231.9	3,074,686	€0.10
11/01/2014	Capital increase by incorporation of reserve	K€	25.7	K€	(25.7)	257,422	€0.10
11/30/2014	Capital increase by issuance of common shares	K€	1.8	K€	97	17,560	€0.10
11/30/2014	Capital increase by issuance of common shares	K€	1.7	K€	83.3	16,725	€0.10
12/31/2014	Issue of share subscription warrants			K€	32.3		€0.10
12/31/2014	Fees charged to share premium 2014			K€	(10,909.1)

	Balance as of December 31, 2014	K€	1,916.1	K€	163,876.8	19,160,661	€0.10

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2015	K€	1,916.1	K€	163,876.8	19,160,661	€0.10
01/06/2015	Capital increase by issuance of common shares	K€	0.4	K€	18.9	3,750	€0.10
01/07/2015	Capital increase by issuance of common shares	K€	1.0	K€	59.0	10,000	€0.10
01/22/2015	Capital increase by incorporation of reserve	K€	3.5	K€	(3.5)	35,360	€0.10
01/30/2015	Capital increase by issuance of common shares	K€	9.8	K€	476.8	97,720	€0.10
02/03/2015	Capital increase by issuance of common shares	K€	0.8	K€	37.7	7,500	€0.10
02/13/2015	Capital increase by issuance of common shares	K€	3.8	K€	188.6	37,500	€0.10
02/17/2015	Capital increase by issuance of common shares	K€	2.0	K€	100.6	19,995	€0.10
03/04/2015	Capital increase by issuance of common shares	K€	1.0	K€	59	10,000	€0.10
03/26/2015	Capital increase by issuance of common shares	K€	5.0	K€	400	50,000	€0.10
04/07/2015	Capital increase by issuance of common shares	K€	4.0	K€	169.2	40,005	€0.10
04/09/2015	Capital increase by issuance of common shares	K€	15.0	K€	692.1	150,375	€0.10
04/28/2015	Capital increase by issuance of common shares	K€	1.4	K€	77.1	14,290	€0.10
05/05/2015	Issue of share subscription warrants	K€		K€	43
05/11/2015	Capital increase by issuance of common shares	K€	2.0	K€	100.7	20,010	€0.10
06/23/2015	Capital increase by issuance of common shares	K€	59.1	K€	27,029.4	590,543	€0.10
06/23/2015	Capital Decrease	K€	(58.6)	K€	(26,823.4)	(586,048)	€0.10
07/20/2015	Capital increase by issuance of common shares	K€	414.0	K€	254,932.9	4,140,000	€0.10
07/24/2015	Capital increase by issuance of common shares	K€	1.6	K€	79.2	15,750	€0.10
07/25/2015	Capital increase by incorporation of reserve	K€	28.6	K€	(28.6)	286,338	€0.10
07/28/2015	Capital increase by issuance of common shares	K€	1.7	K€	91.5	17,000	€0.10
09/18/2015	Capital increase by issuance of common shares	K€	0.3	K€	46.7	2,500	€0.10
10/07/2015	Capital increase by issuance of common shares	K€	4.8	K€	241.2	47,955	€0.10
12/10/2015	Capital increase by issuance of common shares	K€	1.8	K€	146.9	17,500	€0.10
12/10/2015	Issue of share subscription warrants	K€		K€	99.2
12/14/2015	Capital increase by issuance of common shares	K€	1.6	K€	69.5	16,425	€0.10
12/31/2015	Fees charged to share premium	K€		K€	(18,269.7)

	Balance as of December 31, 2015	K€	2,420.5	K€	403,910.4	24,205,129	€0.10

The fees and banks commissions related to share capital increases in 2015 were posted in deduction of the share premium, amounting to €18.3 million.

On July 20, 2015, the Company announced the closing of its underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 ADSs, at a public price of $34.00 per ADS, before underwriting discounts and commissions, which included an additional 1,080,000 ADSs sold pursuant to the full exercise of the underwriters’ option to purchase additional ADSs. Each ADS represents the right to receive one-half of one ordinary share.

As part of the public offering completed in July 2015, share capital increased by the issuance of 4,140,000 shares (K€414) with a corresponding increase of €236.9 million in share premium (€254.9 million gross, or €236.9 million net after deduction of fees and expenses of €18.0 million).

Initial public offering on the NASDAQ Global Market

On October 22, 2014, DBV Technologies announced the pricing of its global offering of 2,673,641 common shares, of which 2,138,913 ordinary shares represented by 4,277,826 ADS at the subscription price of $ 21.64 per ADS, as part of a public offering conducted in the United States, Canada and some countries outside of France, and 534,728 common shares at a price of €34 per share, under a concurrent private placement conducted by leaders banks and international sales agents in France and in some countries outside the United States and Canada.

As part of the initial public offering completed in October 2014, share capital increased by the issuance of 3,074,686 shares (€307,469) with a corresponding increase of €93,403,561 in share premium (€104,231,855 gross, or €93,403,561 net after deduction of fees and expenses for €10,828,294).

10.2 Share Warrants and Employee Warrants

The company has issued share warrants (BSAs), employee warrants (BSPCEs), performance shares (AGAs) and stock-options (SO) as follows:

Date	Type	Number of warrants issued as of 12/31/2013	Number of warrants null and void as of 12/31/2013	Number of warrants outstanding as of 12/31/2013	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	1,145	17,175	€4.33
01/21/2009	BSA/BSPCE	16,380	—	16,380	245,700	€4.33
01/21/2009	BSPCE	2,296	—	2,296	34,440	€4.33
06/25/2010	BSA	1,825	—	1,825	27,375	€4.33
01/28/2011	BSA	10,039	7,529	2,510	37,650	€5.13
06/24/2011	BSA/BSPCE	32,000	—	32,000	480,000	€5.13
11/22/2011	BSA/BSPCE	11,377	—	11,377	170,655	€5.13
01/17/2012	BSA	89,835	—	89,835	89,835	€5.13
04/02/2012	AGA	669,796	—	669,796	669,796	€—
07/25/2012	AGA	134,081	—	134,081	134,081	€—
09/25/2012	BSA	30,000	—	30,000	30,000	€8.59
11/28/2012	AGA	35,360	—	35,360	35,360	€—
07/25/2013	BSA	73,000	—	73,000	73,000	€8.10
09/12/2013	AGA	501,500	—	501,500	501,500	€—
09/18/2013	SO	518,000	—	518,000	518,000	€7.57

Total		2,127,206	8,101	2,119,105	3,064,567

Date	Type	Number of warrants issued as of 12/31/2014	Number of warrants null and void as of 12/31/2014	Number of warrants null and outstanding as of 12/31/2014	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	1,145	17,175	€4.33
01/21/2009	BSA/BSPCE	16,380	—	13,713	205,695	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	1,825	27,375	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	28,933	433,995	€5.13
11/22/2011	BSA/BSPCE	11,377	—	9,373	140,595	€5.13
01/17/2012	BSA	89,835	—	89,835	89,835	€5.13
04/02/2012	AGA	669,796	—	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	25,000	25,000	€8.59
11/28/2012	AGA	35,360	—	35,360	35,360	€—
07/25/2013	BSA	73,000	—	70,500	70,500	€8.10
09/12/2013	AGA	501,500	—	420,000	420,000	€—
09/18/2013	SO	518,000	—	471,000	471,000	€7.57
06/03/2014	BSA	10,000	—	10,000	10,000	€18.79
06/03/2014	AGA	186,000	—	186,000	186,000	€—
06/03/2014	SO	75,000	—	75,000	75,000	€19.01

Total		2,398,206	8,101	1,437,684	2,207,530

Date	Type	Number of warrants issued as of 12/31/2015	Number of warrants null and void as of 12/31/2015	Number of warrants null and outstanding as of 12/31/2015	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	859	12,885	€4.33
01/21/2009	BSA/BSPCE	16,380	—	4,041	60,615	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	730	10,950	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	13,465	201,975	€5.13
11/22/2011	BSA/BSPCE	11,377	—	2,509	37,635	€5.13
01/17/2012	BSA	89,835	—	89,835	89,835	€5.13
04/02/2012	AGA	669,796	1,860	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	10,000	10,000	€8.59
11/28/2012	AGA	35,360	—	—	—	€—
07/25/2013	BSA	73,000	6	13,000	13,000	€8.10
09/12/2013	AGA	501,500	113,333	101,829	101,829	€—
09/18/2013	SO	518,000	47,000	471,000	471,000	€7.57
06/03/2014	BSA	10,000	—	5,000	5,000	€18.79
06/03/2014	AGA	186,000	30,000	156,000	156,000	€—
06/03/2014	SO	75,000	—	75,000	75,000	€19.01
03/24/2015	BSA	10,000	—	10,000	10,000	€43.00
06/23/2015	SO	120,000	—	120,000	120,000	€48.90
09/30/2015	AGA	708,500	—	708,500	708,500	€—
11/19/2015	SO	195,000	—	195,000	195,000	€66.06
11/19/2015	BSA	15,000	—	15,000	15,000	€66.06
12/15/2015	AGA	42,000	—	42,000	42,000	€—

Total		3,488,706	200,300	2,033,768	2,336,224

The totals presented above do not include the warrants cancelled prior to December 31, 2009.

As part of the initial public offering on Euronext, the nominal value of the shares underwent a fifteen-for-one share split following the decision of the Combined General Meeting of December 9, 2011.

The impact of the share-based payments on the Consolidated Statements of (Loss) is presented in Note 17.

Note 11: Financial Liabilities

11.1 Conditional Advances

The conditional advances from public institutions are subject to contracts with OSEO and COFACE.

As of December 31, 2015, the Company had two advance contracts with OSEO Innovation, and a contract with COFACE. These advances do not bear interest and are 100% repayable at their nominal value in the event of technical and/or commercial success. The 3rd OSEO advance and the COFACE advance do not bear interest.

The Company also benefited from a third grant from BpiFrance Financement in November 2014.

The portion of the conditional advances for terms longer than one year is classified as non-current liabilities, while the portion for terms of less than one year is classified as current liabilities.

The table below presents the details of the debts recorded on the statement of financial position by the type of conditional advance:

(amounts in thousands of Euros)	2nd OSEO advance	3rd OSEO advance	4th OSEO advance	COFACE	Total
Opening Balance Sheet Debt as of 1/1/2013	257	250	—	127	634
+ receipts	—	256	903.5	—	1,159.5
- repayments	(260)	—	—	—	(260)
+/- other transactions	3	(2)	(111)	19	(91)

Opening Balance Sheet Debt as of 12/31/2013		504	792	146	1,443
Of which:
Non-current portion					1,317
Current portion					126

	3rd OSEO advance	4th OSEO advance	BPI advance	COFACE	Total
Opening Balance Sheet Debt as of 1/1/2014	504	792	—	146	1,443
+ receipts	128	—	3,000	—	3,128
- repayments	(128)	—	—	—	(128)
+/- other transactions	2	13	(416)	5	(396)

Opening Balance Sheet Debt as of 12/31/2014	507	805	2,584	151	4,047
Of which:
Non-current portion					3,855
Current portion					192
Stated interest rate	None	2.05%	None	None

Discount rate	0.4%-1.9%	1.5%-1.8%	3.2%	4.25%

Maturity (in years)	0-3	7-9	2-7	—

	3rd OSEO advance	4th OSEO advance	BPI advance	COFACE	Total
Opening Balance Sheet Debt as of 01/01/2015	506	805	2,584	151	4,047
+ receipts	—	865	—	—	865
- repayments	(192)	—	—	—	(192)
+/- other transactions	3	(2)	82	5	89

Opening Balance Sheet Debt as of 12/31/2015	318	1,669	2,666	156	4,809
Of which:
Non-current portion					4,681
Current portion					128
Stated interest rate	None	2.05%	None	None

Discount rate	0.4%-1.9%	1.5%-1.8%	3.2%	4.25%

Maturity (in years)	0-3	7-9	2-7	—

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

The amount of the assistance was paid as follows:

•	€256,000 after the contract was signed;

•	€256,000 from June 30, 2012 upon a call for funds;

•	the balance of €128,000 after confirmation of the end of the program notified on December 31, 2013.

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

The planned repayment schedule is as follows:

•	€150,000 on June 30, 2017;

•	€150,000 on September 30, 2017;

•	€150,000 on December 31, 2017;

•	€150,000 on March 31, 2018;

•	€150,000 on June 30, 2018;

•	€150,000 on September 30, 2018;

•	€150,000 on December 31, 2018;

•	€150,000 on March 31, 2019;

•	€150,000 on June 30, 2019;

•	€150,000 on September 30, 2019;

•	€150,000 on December 31, 2019;

•	€150,000 on March 31, 2020;

•	€150,000 on June 30, 2020;

•	€150,000 on September 30, 2020;

•	€150,000 on December 31, 2020;

•	€150,000 on March 31, 2021;

•	€150,000 on June 30, 2021;

•	€150,000 on September 30, 2021;

•	€150,000 on December 31, 2021;

•	€150,000 on March 31, 2022;

COFACE Advance

On September 6, 2007, DBV Technologies signed a prospecting insurance contract with Compagnie Française d’Assurance pour le Commerce Extérieur (“COFACE”) in order to promote its Diallertest product internationally. Under the terms of that contract, the Company received conditional advances of up to €147 thousands. DBV Technologies must repay these advances in amounts of up to 7% of its revenue from the export sales of its Diallertest product, until April 30, 2017.

As of December 31, 2015, the remained amount was €156 thousands compared to €151 thousands on December 31st 2014.

The accounting treatment resulting from any changes in the anticipated flow of repayments of this advance is described in Note 3.10.

11.2 Due Dates of the Financial Liabilities

Due dates of the financial liabilities recognized as of December 31, 2013

	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Non-current conditional advances	1,317	—	524	792
Current conditional advances	126	126	—	—
Supplier accounts payable and related payables	1,497	1,497

Total financial liabilities	2,940	1,624	524	792

As detailed in Note 13, other current liabilities are primarily social security and tax liabilities and are mainly due in less than one year from the reporting date.

Due dates of the financial liabilities recognized as of December 31, 2014

	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Non-current conditional advances	3,855	—	1,940	1,914
Non-current financial rent debts	33		33
Current conditional advances	192	192	—	—
Current financial rent debts	21	21
Supplier accounts payable and related payables	1,875	1,875

Total financial liabilities	5,976	2,087	1,974	1,914

Due dates of the financial liabilities recognized as of December 31, 2015

	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Non-current conditional advances	4,681	—	2,378	2,302
Non-current financial rent debts	12		12
Current conditional advances	128	128	—	—
Current financial rent debts	21	21
Supplier accounts payable and related payables	10,034	10,034

Total financial liabilities	14,876	10,183	2,391	2,302

As detailed in Note 13, other current liabilities are primarily social security and tax liabilities and are mainly due in less than one year from the reporting date.

Note 12: Non-Current Provisions

	December 31
	2013	2014	2015
	(Amounts in thousands of Euros)
Pension retirement obligations	291	531	490

Total	291	531	490

Commitments for Compensation Payable to Employees Upon Their Retirement

Amounts in thousands of Euros
As of January 1, 2013	(254)
Costs of services rendered (operating expense)	(84)
Interest expense (finance expense)	(6)
Benefit paid	—
Actuarial losses	53

As of December 31, 2013	(291)
Costs of services rendered (operating expense)	(75)
Interest expense (finance expense)	(12)
Benefit paid	—
Actuarial gains	(153)

As of December 31, 2014	(531)
Costs of services rendered (operating expense)	(116)
Interest expense (finance expense)	(9)
Benefit paid	—
Actuarial gains	166

As of December 31, 2015	(490)

As part of the estimation of the retirement commitments, the following assumptions were used for all categories of employees:

	2013	2014	2015
% social security contributions	50.0%	50.0%	50.0%
Salary increases	4.0%	4.0%	2.0%
Discount rate	3.16%	1.30%	2.08%

•	Retirement age: 65 years old;

•	Terms of retirement: voluntary retirement;

•	Life table: INSEE 2010 table;

•	Collective agreement: Convention Collective Nationale de l’Industrie Pharmaceutique (National Collective Agreement in the Pharmaceutical Industry);

•	Turn-over of the personnel declining with age.

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

13.2 Other Current Liabilities

	December 31
	2013	2014	2015
	(Amounts in thousands of Euros)
Social security contribution liabilities	1,709	2,160	4,464
Tax liabilities	56	114	388
Other debts	52	110	195
Deferred revenues from subsidies	794	1,052	791
Total	2,611	3,436	5,838

The other liabilities include the short-term debts to employees, as well as social welfare and tax agencies. Deferred revenues include subsidies and conditional advances.

Note 14: Financial Instruments Recognized in the Consolidated Statements of Financial Position and Related Effect on the Consolidated Statements of (Loss)

2013	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss)(3)	Loans and receivables(1)	Debt at amortized cost(2)	Fair Value
	(Amounts in thousands of Euros)
Financial assets
Non-current financial assets	624	541	82	—	624
Customer accounts receivable and related receivables	183	—	183	—	183
Cash and cash equivalents	39,403	39,403	—	—	39,403

Total financial assets	40,209	39,944	265	—	40,209

Financial liabilities
Conditional advances (non-current portion)	1,317	—	—	1,317	1,317
Conditional advances (current portion)	126	—	—	126	126
Supplier accounts payable and related payables	4,108	—	—	4,108	4,108

Total financial liabilities	5,551	—	—	5,551	5,551

2014	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss)(3)	Loans and receivables(1)	Debt at amortized cost(2)	Fair Value
	(Amounts in thousands of Euros)
Financial assets
Long-term financial assets	1,596	1,496	100	—	1,596
Customer accounts receivable and related receivables	136	—	136	—	136
Other current financial assets	241	—	241	—	241
Cash and cash equivalents	114,583	114,583	—	—	114,583

Total financial assets	116,554	116,079	477	—	116,554

Financial liabilities
Long-term conditional advances	3,855	—	—	3,855	3,855
Long term financial rent debt	33	—		33	33
Short-term conditional advances	192	—	—	192	192
Short term financial rent debt	21	—		21	21
Accounts payable and other liabilities	5,311	—	—	5,311	5,311

Total financial liabilities	9,412	—	—	9,412	9,412

2015	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss)(3)	Loans and receivables(1)	Debt at amortized cost(2)	Fair Value
	(Amounts in thousands of Euros)
Financial assets
Long-term financial assets	2,711	1,365	1,346	—	2,711
Customer accounts receivable and related receivables	—	—	—	—	—
Other current financial assets	333	—	333	—	333
Cash and cash equivalents	323,381	323,381	—	_	323,381

Total financial assets	326,425	324,746	1,679	_	326,425

Financial liabilities
Long-term conditional advances	4,681	—	—	4,681	4,681
Long term financial rent debt	12	—		12	12
Short-term conditional advances	128	—	—	128	128
Short term financial rent debt	21	—		21	21
Accounts payable and other liabilities	15,872	—	—	15,872	15,872

Total financial liabilities	20,714	—	—	20,714	20,714

(1)	The fair value of “loans and receivables” corresponds to the value reported in the Consolidated Statements of Financial Position (value at the transaction date and then tested for impairment on each reporting date).
(2)	The book amount of financial liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.
(3)	The fair value of financial assets held for trading is determined based on Level 1 fair value measurements and corresponds to the market value of the assets.

Note 15: Operating Income

The operating income is broken down in the following manner:

	December 31
	2013	2014	2015
	(Amounts in thousands of Euros)
Revenues	182	211	202
Research Tax Credit	3	4,340	5,685
Subsidies	332	211	279
Total	3,826	4,762	6,166

The revenues of the Company are composed of the sales of Diallertest® products whose commercialization ended on September 1st, 2015.

Note 16: Operating Expenses

The research and development expenses are broken down as follows:

	December 31
R&D expenses	2013	2014	2015
	(Amounts in thousands of Euros)
Personnel expenses	7,195	7,703	13,268
Sub-contracting, collaboration and consultants	8,212	10,703	15,325
Research supplies	555	937	911
Purchases	—	249	795
Real estate property rental	263	255	1,094
Conferences and travel expenses	466	665	1,233
Allowances for provisions and amortization and depreciation	290	466	1,000
Others	385	165	608
Total R&D expenses	17,367	21,143	34,234

The sales and marketing expenses are broken down as follows:

	December 31
S&M expenses	2014	2015
	(Amounts in thousands of Euros)
Personnel expenses		133
Fees		339
Communication and travel expenses	13	20
Total S&M expenses	13	491

By nature, the breakdown of general and administrative expenses is as follows:

	December 31
G&A Expenses	2013	2014	2015
	(Amounts in thousands of Euros)
Personnel expenses	4,699	5,109	8,768
Fees	587	1,166	4,234
Real estate property rental	111	204	305
Insurance policies	105	230	1,239
Communication and travel expenses	451	633	1,010
Maintenance	—	140	356
Postal and telecommunications expenses	65	76	36
Administrative supplies and rentals of personal property	97	104	162
Allowances for provisions and amortization and depreciation		111	74
Others	195	332	676
Total G&A expenses	6,310	8,105	16,859

Personnel Expenses

The Company employed 91 people as at December 31, 2015, in comparison with 56 as at December 31, 2014 and 44 as at December 31, 2013.

The personnel expenses are broken down as follows:

	December 31
	2013	2014	2015
	(Amounts in thousands of Euros)
Wages and salaries	3,608	4,883	7,243
Social security contributions	3,148	3,203	4,391
Expenses for pension commitments	90	87	116
Share-based payments	5,048	4,639	10,419
Total	11,894	12,812	22,168

The increase in personnel charges is partly due to, on the one hand, the increased number of employees of the Company from one year to the next, and in part to the increase charge to share-based payments linked to the global plan put in place during the second semester of 2015 (see Note 17).

Note 17: Share-Based Payments

The Board of Directors has been authorized by the general meeting of the shareholders to grant employee warrants (Bons de Souscription de Parts de Créateur d’Entreprise or “BSPCE”) and (Bons de Souscription d’Actions or “BSA”), Free shares and to implement share options plans as follows:

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the board of Directors issued 2,296 BCEX (“BCEX”);

•	With the authorization of the General Meeting of Shareholders on June 14, 2007, December 16, 2010 and December 9, 2011, the board of Directors issued 194,552 BSA (“BSA”).

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the board of Directors issued 10,716 BSA (“BSA2”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the board of Directors issued 5,358 BCE (“BCE4”);

•	With the authorization of the General Meeting of Shareholders on December 16, 2010, the board of Directors issued 19,377 BSA (“BSA2010”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the board of Directors issued 2,131 BSA (“BSAX”);

•	With the authorization of the General Meeting of Shareholders on December 16, 2010, the board of Directors issued 34,039 BSPCE (“BSPCE2010”);

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the board of Directors issued 518,000 options (“OPTIONS 2013”);

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the board of Directors issued 1,340,737 Free shares (“Free shares”).

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the board of Directors issued 75,000 options (“Stock-Options 2014”).

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the board of Directors issued 10,000 BSA (“BSA 2014”).

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the board of Directors issued 186,000 Free shares (“Free shares 2014”).

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the board of Directors issued 10,000 BSA (“BSA 2015”).

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the board of Directors issued 120,000 options (“Stock-Options 2015”).

•	With the authorization of the General Meeting of Shareholders on September 21 2015, the board of Directors issued 750,500 Free shares (“Free shares 2015”).

•	With the authorization of the General Meeting of Shareholders on September 21 2015, the board of Directors issued 15,000 BSA (“BSA 2015”).

•	With the authorization of the General Meeting of Shareholders on September 21 2015, the board of Directors issued 195,000 options (“Stock-Options 2015”).

17.1 BCEX

By a decision by the Board of Directors meeting held on November 22, 2011, the BCEX warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BCEX

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	01/21/2009
Vesting period (years)	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019
Number of BCEX granted	574	574	574	574
Share entitlement per BCEX(1)	15	15	15	15
Exercise price	70	70	70	70
Valuation method used	Black and Scholes
Grant date share fair value	70	70	70	70
Expected volatility	40%	40%	40%	40%
Average life of BCEX	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.98%	2.98%	3.11%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BCEX	28.64	30.25	31.46	31.87

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BCEX warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BCE plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCEX.

Change in Number of BCEX Outstanding

	December 31
Number of BCEX	2013	2014	2015
Balance at beginning of period	2,296	2,296	—
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	2,296	—
Expired during the period	—	—	—
Balance at end of period	2,296	—	—

Breakdown of the Closing Balance

	December 31
	2013		2014		2015
Number of BCEX	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BCEX with exercise price of €70	2,296	2,296	—	—	—	—
Total	2,296	2,296	—	—	—	—

17.2 BSA

Date of Grant 12/07/2007

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSA on the first anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the second anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the third anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the fourth anniversary of the date of grant; and

•	at the latest within eight (8) years from the date of grant.

Date of Grant 01/17/2012

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 89,835 BSA (all the BSA) on January 17, 2016; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 09/25/2012

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 30,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 07/25/2013

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 73,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/03/2014

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 10,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 24/03/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 10,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 19/11/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 15,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Details of BSA

Date of grant (Board of Directors)	12/07/2007	12/07/2007	12/07/2007	12/07/2007	01/17/2012	01/17/2012	01/17/2012	01/17/2012
Vesting period (years)	1	2	3	4	1	2	3	4
Plan expiration date	12/06/2015	12/06/2015	12/06/2015	12/06/2015	01/17/2022	01/17/2022	01/17/2022	01/17/2022
Number of BSA granted	431	431	428	427	22,459	22,459	22,459	22,458
Share entitlement per BSA(1)	15	15	15	15	1	1	1	1
Exercise price	65	65	65	65	5.13	5.13	5.13	5.13
Valuation method used	Black and Scholes
Grant date share fair value	65	65	65	65	5.13	5.13	5.13	5.13
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BSA	4.5	5.0	5.5	6.0	5.5	6.0	6.5	7.0
Discount rate(2)	4.06%	4.09%	4.09%	4.10%	2.33%	2.33%	2.61%	2.61%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSA	22.18	23.62	24.95	26.22	2.05	2.14	2.26	2.34

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Date of grant (Board of Directors)	09/25/2012	09/25/2012	09/25/2012	09/25/2012	07/25/2013	06/03/2014
Vesting period (years)	1	2	3	4	0	0
Plan expiration date	09/25/2022	09/25/2022	09/25/2022	09/25/2022	07/25/2023	06/03/2024
Number of BSA granted	7,500	7,500	7,500	7,500	73,000	10,000
Share entitlement per BSA(1)	1	1	1	1	1	1
Exercise price	8.59	8.59	8.59	8.59	8.1	18.79
Valuation method used	Black and Scholes
Grant date share fair value	8.4	8.4	8.4	8.4	8.15	19.01
Expected volatility	40%	40%	40%	40%	40%	40%
Average life of BSA	5.5	6.0	6.5	7.0	5.0	5.0
Discount rate(2)	1.21%	1.21%	1.53%	1.53%	1.16%	0.71%
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA
Fair value per BSA	2.29	2.43	2.61	2.74	2.18	4.98

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Date of grant (Board of Directors)	03/24/2015	11/19/2015
Vesting period (years)	—	—
Plan expiration date	03/24/2025	11/19/2025
Number of BSA granted	10,000	15,000
Share entitlement per BSA(1)	1	1
Exercise price	43.00	66.06
Valuation method used	Black and Scholes
Grant date share fair value	43.00	66.06
Expected volatility	36%	50.91%
Average life of BSA	5.0	5.0
Discount rate(2)	0.68%	0.81%
Expected dividends	0%	0%
Performance conditions	N/A	N/A
Fair value per BSA	9.90	22.60

Change in Number of BSA Outstanding

	December 31
Number of BSA	2013	2014	2015
Balance at beginning of period	120,980	193,980	196,480
Granted during the period	73,000	10,000	25,000
Forfeited during the period	—	—	—
Exercised during the period	—	7,500	77,786
Expired during the period	—	—	—
Balance at end of period	193,980	196,480	143,694

Breakdown of the Closing Balance

	December 31
	2013		2014		2015
Number of BSA	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA2010 with exercise price of €65	1,145	1,145	1,145	1,145	859	859
BSA2010 with exercise price of €5.13	89,835	—	89,835	—	89,835	—
BSA2010 with exercise price of €8.59	30,000	30,000	25,000	25,000	10,000	10,000
BSA2010 with exercise price of €8.1	73,000	73,000	70,500	70,500	13,000	13,000
BSA2010 with exercise price of €18.79	—	—	10,000	10,000	5,000	5,000
BSA with exercise price of €43.00	—	—			10,000	10,000
BSA with exercise price of €66.06	—	—			15,000	15,000
Total	193,980	104,145	196,480	106,645	143,694	53,859

17.3 BSA 2

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 4,822 BSA on the date of grant;

•	up to 2,680 BSA on the first anniversary of the date of grant;

•	up to 1,072 BSA on the second anniversary of the date of grant;

•	up to 1,072 BSA on the third anniversary of the date of grant;

•	up to 1,070 BSA on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BSA2 warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BSA2

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	01/21/2009	01/21/2009
Vesting period (years)	0	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	01/20/2019
Number of BSA2 granted	4,822	2,680	1,072	1,072	1,070
Share entitlement per BSA2(1)	15	15	15	15	15
Exercise price	65	65	65	65	65
Valuation method used	Black and Scholes
Grant date share fair value	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%
Average life of BSA2	5.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.71%	2.98%	2.98%	3.11%
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA
Fair value per BSA2	29.05	30.32	31.89	33.05	33.45

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA2 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA2 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2.

Change in Number of BSA 2 Outstanding

	December 31
Number of BSA2	2013	2014	2015
Balance at beginning of period	10,716	10,716	8,049
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	2,667	8,049
Expired during the period	—	—	—
Balance at end of period	10,716	8,049	—

Breakdown of the Closing Balance

	December 31
	2013		2014		2015
Number of BSA2	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA2 with exercise price of €65	10,716	10,716	8,049	8,049	—	—
Total	10,716	10,716	8,049	8,049	—	—

17.4 BCE 4

The BCE4 may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 2,411 BCE4 on the date of grant;

•	up to 1,340 BCE4 on the first anniversary of the date of grant;

•	up to 536 BCE4 on the second anniversary of the date of grant;

•	up to 536 BCE4 on the third anniversary of the date of grant;

•	up to 535 BSA on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BCE4 warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BCE4

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	01/21/2009	01/21/2009
Vesting period (years)	0	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	01/20/2019
Number of BCE4 granted	2,411	1,340	536	536	535
Share entitlement per BCE4(1)	15	15	15	15	15
Exercise price	65	65	65	65	65
Valuation method used	Black and Scholes
Grant date share fair value	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%
Average life of BCE4	5.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.71%	2.98%	2.98%	3.11%
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA
Fair value per BCE4	29.06	30.33	31.90	33.06	34.35

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BCE4 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BCE4 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCE4.

Change in Number of BCE4 Outstanding

	December 31
Number of BCE4	2013	2014	2015
Balance at beginning of period	5,358	5,358	5,358
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	—	2,667
Expired during the period	—	—	—
Balance at end of period	5,358	5,358	2,691

Breakdown of the Closing Balance

	December 31
	2013		2014		2015
Number of BCE4	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BCE4 with exercise price of €65²²	5,358	5,358	5,358	5,358	2,691	2,691
Total	5,358	5,358	5,358	5,358	2,691	2,691

17.5 BSA2010

Date of Grant 01/28/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 2,510 BSA on the 12/23/2011;

•	up to 2,510 BSA on the 12/23/2012;

•	up to 2,510 BSA on the 12/23/2013;

•	up to 2,509 BSA on the 12/23/2014; and

•	at the latest before the 01/28/2021.

Date of Grant 06/24/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSA on the 12/23/2011;

•	up to one fourth (1/4) of the BSA on the 12/23/2012;

•	up to one fourth (1/4) of the BSA on the 12/23/2013;

•	up to one fourth (1/4) of the BSA on the 12/23/2014; and

•	at the latest before the 11/22/2021.

Date of Grant 11/22/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 335 BSA on the 11/22/2012;

•	up to 335 BSA on the 11/22/2013;

•	up to 334 BSA on the 11/22/2014;

•	up to 334 BSA on the 11/22/2015; and

•	at the latest before the 11/22/2021.

Details of BSA2010

Date of grant (Board of Directors)	01/28/2011	01/28/2011	01/28/2011	01/28/2011	06/24/2011	06/24/2011	06/24/2011	06/24/2011
Vesting period (years)	0.9	1.9	2.9	3.9	0.5	1.5	2.5	3.5
Plan expiration date	01/27/2021	01/27/2021	01/27/2021	01/27/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BSA2010 granted	2,510	2,510	2,510	2,509	2,000	2,000	2,000	2,000
Share entitlement per BSA2010(1)	15	15	15	15	15	15	15	15
Exercise price	77	77	77	77	77	77	77	77
Valuation method used	Black and Scholes				Black and Scholes
Grant date share fair value	77	77	77	77	77	77	77	77
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BSA2010	5.5	6.0	6.5	7.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.70%	2.82%	2.82%	3.04%	2.55%	2.68%	2.68%	2.87%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSA2010	31.33	32.90	34.23	35.84	31.15	32.70	34.02	35.57

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA2010 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA2010 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2010.

Date of grant (Board of Directors)	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Vesting period (years)	1.0	2.0	3.0	4.0
Plan expiration date	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BSA2010 granted	335	335	334	334
Share entitlement per BSA(1)	15	15	15	15
Exercise price	77	77	77	77
Valuation method used	Black and Scholes
Grant date share fair value	77	77	77	77
Expected volatility	40%	40%	40%	40%
Average life of BSA	5.5	6.0	6.5	7.0
Discount rate(2)	2.23%	2.60%	2.60%	2.85%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BSA	30.70	32.58	33.89	35.54

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA2010 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA2010 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2010.

Change in Number of BSA2010 Outstanding

	December 31
Number of BSA	2013	2014	2015
Balance at beginning of period	11,848	11,848	8,334
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	3,514	7,290
Expired during the period	—	—	—
Balance at end of period	11,848	8,334	1,044

Breakdown of the Closing Balance

	December 31
	2013		2014		2015
Number of BSA2010	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA2010 with exercise price of €77	11,848	9,180	8,334	8,000	1,044	1,044
Total	11,848	9,180	8,334	8,000	1,044	1,044

17.6 BSAX

Date of Grant 01/21/2009 and 06/25/2010

The BSAX may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSAX on the first anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the second anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the third anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BSAX warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BSAX

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	21/01/2009	06/25/2010	06/25/2010	06/25/2010	06/25/2010
Vesting period (years)	1	2	3	4	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	06/24/2020	06/24/2020	06/24/2020	06/24/2020
Number of BSAX granted	77	77	77	75	457	457	456	455
Share entitlement per BSAX(1)	15	15	15	15	15	15	15	15
Exercise price	65	65	65	65	65	65	65	65
Valuation method used	Black and Scholes				Black and Scholes
Grant date share fair value	70	70	70	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BSAX	5.5	6.0	6.5	7.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.98%	2.98%	3.11%	2.04%	2.23%	2.23%	2.50%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSAX	30.32	31.89	33.05	33.45	29.47	30.88	31.99	33.44

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSAX warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSAX plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSAX.

Change in Number of BSAX Outstanding

	December 31
Number of BSAX	2013	2014	2015
Balance at beginning of period	2,131	2,131	2,131
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	—	1,095
Expired during the period	—	—	—
Balance at end of period	2,131	2,131	1,036

Breakdown of the Closing Balance

	December 31
	2013		2014		2015
Number of BSAX	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSAX with exercise price of €65	2,131	2,131	2,131	2,131	1,036	1,036
Total	2,131	2,131	2,131	2,131	1,036	1,036

17.7 BCE2010

Date of Grant 06/24/2011

The BCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BCE on the 12/23/2011;

•	up to one fourth (1/4) of the BCE on the 12/23/2012;

•	up to one fourth (1/4) of the BCE on the 12/23/2013;

•	up to one fourth (1/4) of the BCE on the 12/23/2014; and

•	at the latest within before the 11/22/2021.

Date of Grant 11/22/2011

The BSPCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSPCE on the 11/22/2012;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2013;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2014;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2015; and

•	at the latest within before the 11/22/2021.

Details of BCE2010

Date of grant (Board of Directors)	06/24/2011	06/24/2011	06/24/2011	06/24/2011	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Vesting period (years)	0.5	1.5	2.5	3.5	1	2	3	4
Plan expiration date	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BCE2010 granted	6,000	6,000	6,000	6,000	2,510	2,510	2,510	2,509
Share entitlement per BCE2010(1)	15	15	15	15	15	15	15	15
Exercise price	77	77	77	77	77	77	77	77
Valuation method used	Black and Scholes				Black and Scholes
Grant date share fair value	77	77	77	77	77	77	77	77
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BCE2010	5.5	6.0	6.5	7.0	5.4	5.9	6.4	6.9
Discount rate(2)	2.55%	2.68%	2.68%	2.87%	2.05%	2.42%	2.42%	2.66%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BCE2010	31.16	32.71	34.03	35.58	30.42	32.29	33.58	35.2

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BCE2010 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BCE2010 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCE2010.

Change in Number of BCE2010 Outstanding

	December 31
Number of BCE2010	2013	2014	2015
Balance at beginning of period	34,039	34,039	29,972
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	4,067	13,998
Expired during the period	—	—	—
Balance at end of period	34,039	29,972	15,974

Breakdown of the Closing Balance

	December 31
	2013		2014		2015
Number of BCE2010	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BCE2010 with exercise price of €77.00	34,039	23,020	29,972	27,463	15,974	15,974
Total	34,039	23,020	29,972	27,463	15,974	15,974

17.8 OPTIONS

Grant of 09/18/2013

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 518,000 SO (all the SO) on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Grant of 06/03/2014

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 75,000 SO (all the SO) on the 06/04/2016; and

•	at the latest before the 06/03/2024.

Details of SO

Date of grant (Board of Directors)	09/18/2013	06/03/2014	06/23/2015	11/19/2015
Vesting period (years)	4	2	4	4
Plan expiration date	09/18/2023	06/03/2024	06/23/2025	11/19/2015
Number of SO granted	518,000	75,000	120,000	195,000
Share entitlement per SO(1)	1	1	1	1
Exercise price	7.57	19.01	48.90	66.06
Valuation method used	Black and Scholes
Grant date share fair value	7.9	19.01	48.9	66.06
Expected volatility	40%	40%	51%	51%
Average life of SO	7.0	6.0	7.0	7.0
Discount rate(2)	1.72%	0.89%	0.89%	0.81%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per SO	3.57	7.46	25.28	34.05

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each SO now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each SO plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Change in Number of SO Outstanding

	December 31
Number of SO	2013	2014	2015
Balance at beginning of period	—	518,000	546,000
Granted during the period	518,000	75,000	315,000
Forfeited during the period	—	47,000	—
Exercised during the period	—	—	—
Expired during the period	—	—	—
Balance at end of period	518,000	546,000	861,000

Breakdown of the Closing Balance

	December 31
	2013		2014		2015
Number of SO	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
SO with exercise price of €7.57	518,000	—	471,000	—	471,000	—
SO with exercise price of €19.01	—	—	75,000	—	75,000	—
SO with exercise price of €48,90	—	—	—	—	120,000	—
SO with exercise price of €66,06	—	—	—	—	195,000	—
Total	518,000	—	546,000	—	861,000	—

The exercise prices, anticipated lifetime, and fair value of the underlying shares based on the share price on the Euronext market on the grant date of the warrants were used for the valuation of each category of compensation in shares.

17.9 FREE SHARES

Dates of Grant 04/02/2012, 07/25/2012, 11/28/2012, 09/12/2013 and 06/03/2014, 09/30/2015 and 12/15/2015

The free shares are subject to a two-year vesting period.

Details of Free Shares

Date of grant (Board of Directors)	04/02/2012	07/25/2012	11/28/2012	07/25/2013&09/12/2013	06/03/2014
Vesting period (years)	2	2	2	2	2
Number of free shares granted	669,796	134,081	35,360	501,500	186,000
Share entitlement per free share (1)	1	1	1	1	1
Grant date share fair value	8.86	8.20	8.70	7.96	19.01
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	Yes (1)	Yes (1)	No	Yes (2)	Yes (3)
Expected turnover during the vesting period	1%	1%	1%	1%	1%

Date of grant (Board of Directors)	09/30/2015	12/15/2015
Vesting period (years)	2	2
Number of free shares granted	708,500	42,000
Share entitlement per free share (1)	1	1
Grant date share fair value	62.99	64.14
Expected dividends	0%	0%
Performance conditions	Yes (4)	Yes (4)
Expected turnover during the vesting period	0%	0%

(1)	The acquisition of free shares is contingent for certain individuals (the “Key Managers”), including Dr. Benhamou, upon the achievement of the three performance criteria below:

•	One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the VIPES phase II study.

•	One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) achievement of the principal evaluation criterion in the VIPES phase II study.

•	One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the first patient in the Viaskin Milk phase II study.

(2)	The acquisition of free shares is contingent for the Key Managers, including Dr. Benhamou, upon the achievement of the three performance criteria below:

•	One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin Peanut phase III study a maximum of twelve (12) months after the inclusion of the first patient in the study.

•	One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of a protocol for the Phase III trial of Viaskin Peanut.

•	One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) an increase of at least fifty (50) per cent for five (5) consecutive days of the Company’s share price compared with the closing price of the Company’s shares listed on Euronext Paris on the day of the adoption of the 2013 free share allocation plan, or July 25, 2013.

It is specified that in the event of a change of control of the Company (as defined in Article L. 233-3 of the Commercial Code), the performance criteria will be considered as definitively achieved.

(3)	The acquisition of free shares is contingent for the Key Managers, including Dr. Benhamou, upon the achievement of the two performance criteria below:

•	Half of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin Peanut phase III study a maximum of twelve (12) months after the inclusion of the first patient in the study.

•	Half of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of a protocol for the Phase III trial of Viaskin Peanut.

(4)	The acquisition of free shares is contingent for all the employees, including Dr. Benhamou, upon the achievement of the three performance criteria below:

•	One third of the shares will only be acquired from the later of the following two dates : (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin Peanut.

•	One third of the shares will only be acquired from the later of the following two dates : (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin Milk.

•	One third of the shares will only be acquired from until the later of the following two dates: (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform.

Performance conditions other than market conditions, which are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount, but are not taken into account when estimating the fair value of the shares.

Change in Number of Free Shares Outstanding

	December 31
Number of Free shares	2013	2014	2015
Balance at beginning of period	839,237	1,340,737	641,360
Granted during the period	501,500	186,000	750,500
Forfeited during the period	—	83,360	61,833
Exercised during the period	—	802,017	321,698
Expired during the period	—	—	—
Balance at end of period	1,340,737	641,360	1,008,329

Note 18: Financial Revenue and Expenses

The financial income and expenses are broken down as follows (in thousands of Euros):

	December 31
	2013	2014	2015
	(in thousands of euros)
Financial revenues	670	727	1,018
Financial expenses	(24)	(103)	(146)
Total	646	624	871

The financial income is primarily comprised of capital gains on the disposals of investment securities. The foreign exchange losses and the expenses related to the accretion of the OSEO, BpiFrance and COFACE advances are classified as financial expenses in the Consolidated Statements of (Loss).

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

Reconciliation between the Effective and Nominal Income Tax Expense

The following table shows the reconciliation between the effective and nominal tax expense at the nominal standard French rate of 33.33% (excluding additional contributions):

	December 31
	2013	2014	2015
	(in thousands of euros)
(Loss) before taxes	(19,306)	(24,012)	(44,674)
Theoretical group tax rate	33.33%	33.33%	33.33%

Nominal tax expense	6,435	8,003	14,890

Increase/decrease in tax expense arising from:

Permanent differences(1)	619	3,636	6,089
Research tax credit	1,096	1,446	1,895
Share-based compensation	(1,682)	(1,546)	(3,473)

Non recognition of deferred tax assets related to tax losses and temporary differences	(6,438)	(11,458)	(19,211)

Other differences	(30)	(81)	(190)
Effective tax expense	0	0	0
Effective tax rate	0%	0%	0%

(1)	The significant balance of permanent differences is mainly affected by transaction costs on capital increases occurred in 2014 and 2015. These transaction costs are booked in equity and are subject to a tax deduction.

Deferred Tax Assets and Liabilities

As mentioned in Note 3.15, the Company has not recognized deferred tax assets in the Consolidated Statements of Financial Position. The amount of the deficit carried forward at the end of December 2015 is €159 million including €156 million for DBV Technologie SA.

Note 20: Commitments

Obligations Under the Terms of the Ordinary Rental Agreements

On April 28, 2011, the Company signed with the company SELECTINVEST a lease for its premises.

On December 1, 2014, an expansion lease was signed between DBV and Nexity (formerly SELECTINVEST1).

On March 9, 2015 the Company signed a lease for the combined premises of offices and laboratories at Montrouge, in France, and moved its headquarters and its laboratories there on January 4, 2016. The Bagneux premises has however been kept pour the industrial teams.

On April 25, 2015, the Company signed a sub-lease for its premises for its American subsidiary company in New York.

The amount of future rents and charges in that capacity breaks down as follows at December 31, 2015:

(Amounts in thousands of Euros)	12/31/2015

2016	2,013
2017	1,790
2018	1,658
2019	1,658
2020	1,485
2021	1,361
2022	1,361
2023	1,361
2024	794

Total	13,481

In July 2014, the Company signed a lease agreement with EVOSCIENCES to lease laboratory equipment. The future rental payments as at December 31, 2015 are as follows:

•	2016: €13,488;

•	2017: €12,466.

The company has signed various ordinary rental agreements for office equipment and vehicles. The future rental payments as at December 31, 2015 are as follows:

•	2016: €7,527;

•	2017: €7,527;

•	2018: €4,391.

Obligations Under the Terms of Other Agreements

The Company signed with its bank CIC an acquisition contract of monetary market fund “SICAV CM-CIC” pledged as a guarantee for the ordinary rental agreements of the premises of Bagneux for an amount of €0.4 million.

The Company also signed a letter of credit to ensure the sub-lease of its premises of its New York subsidiary company for $164 thousand due on March 17, 2016. This credit note has been extended for an additional year.

In addition, the Company took a term deposit for a sum of €227 thousand over 3 years.

As it has sub-contracted several important functions, the Company has been required to conclude, within the framework of its current operations, sub-contracting contracts or short- or medium-term delegation contracts with various third parties, in France and abroad, which include various obligations that are usual in these circumstances.

On November 18, 2015, the Company signed a subcontracting agreement with a contract research organization (CRO) within the context of launching its Phase III clinical study for the Viaskin Peanut product. This study amounts to €9.3 million.

As of December 31, 2015, the amount remaining to pay as part of this contract for years 2016, 2017 and 2018 was €7.4 million.

The Company signed a subcontracting agreement with the same CRO within the context of launching its follow-up clinical study OLFUS for the Viaskin Peanut product. This study amounts to €6.4 million.

As of December 31, 2015, the amount remaining to pay as part of this contract for years 2016 and 2017 was €2.2 million.

The Company signed a subcontracting agreement with a second CRO within the context of launching its clinical study for the Viaskin Milk product. This study amounts to €10.4 million.

As of December 31, 2015, the amount remaining to pay as part of this contract for years 2016, 2017 and 2018 was €7.7 million.

On January 7th 2009, the Company entered into an assignment, development and co-ownership agreement with Public Welfare-Hospitals of Paris (L’Assistance Publique—Hopitaux de Paris), or AP-HP, and Université Paris-Descartes, or UPD, by which the Company agreed to terms of co-ownership with AP-HP and UPD of certain U.S. and foreign patents and patent applications, referred to herein as the shared patents. The Company, and any licensees or sublicensees the Company designates, have the exclusive right to commercial uses of the shared patents. AP-HP and UPD agreed to use the shared patents only for internal research purposes and not to license the shared patents to any third party. Upon commercialization of any product covered by the shared patents, which the Company expects would include its Viaskin product candidates, the Company will be obligated to pay AP-HP and UPD a percentage of net sales as a royalty. This royalty varies depending on the particular patent used in the product and is in the low single digits. Additionally, if the Company licenses any of the shared patents to a third party and a licensee commercializes products covered by such shared patents, the Company will be obligated to pay AP-HP and UPD a percentage in the low single digits of the money it receives from its licensee. If the Company does not sell any of its product candidates covered by the shared patents within 30 months from the date it first markets such product candidates, AP-HP may, upon six months’ notice and subject to certain exceptions, convert its exclusive right to the commercial use of the shared patents to a non-exclusive right. Any party may terminate the license in the event of another party’s substantial breach which remains uncured after six months of receiving written notice of such breach. The agreement will also terminate in the event the Company ceases operations or is subject to a dissolution or bankruptcy proceedings. Absent early termination, the agreement will automatically terminate upon the expiration of the last shared patent. In the event the agreement is terminated, the Company would no longer have the exclusive right to commercial use of the shared patents, though it would retain its shared ownership rights. In addition, its ownership stake in certain jointly made improvements covered by the shared patents would survive termination of the agreement. The longest lived patent rights licensed to the Company under the agreement are currently expected to expire in 2028. To date, this agreement has not had an impact on the Company’s financial statements.

Note 21: Relationships with Related Parties

The compensation amounts for 2015 presented below, which were awarded to the members of the Board of Directors and the Executive Committee of the Company totals 7.2 million euros.

Following the reorganization of the Company at the beginning of 2015, the Company henceforth considered the members of the Executive Committee to be related parties.

Amounts in thousands of euros:

	December 31
	2013	2014	2015
	(Amounts in thousands of Euros)
Members of the Board of Directors	381	433	605
Executive Committee	686	887	1,768
Directors’ fees	40	40	195

Share-based payments to members of the Board of Directors	3,530	2,771	4,637

Total	4,637	4,131	7,205

The methods for the valuation of the benefit related to share-based payments are presented in Note 17.

A schedule of amounts payable to related parties as of December 31, in thousands of euros:

	December 31
	2013	2014	2015
	(Amounts in thousands of Euros)
Exceptional compensation	109	345	674
Directors’ fees	36	40	195
Pension obligations	—	159	233

Total	146	544	1,102

Note 22: Earnings Per Share

The basic earnings per share is calculated by dividing the net income going to the shareholders of the Company by the weighted average number of common shares outstanding during the course of the fiscal year. The weighted average number of shares was 13,604,687 in 2013. The weighted average number of shares was 16,086,247 in 2014. Taking into account the division of the nominal value of shares of the Company by 15, which was decided by the annual general meeting on December 9, 2011 the amount of shares is adjusted, and multiplying it by 15, for all the outstanding shares presented. The weighted average number of shares was 21,522,342 in 2015.

The instruments that entitle their holders to a portion of the share capital on a deferred basis (BSAs, BSPCEs) are considered to be anti-dilutive (2,119,109 instruments in 2013, 1,437,684 instruments in 2014 and 2,033,768 instruments in 2015). These instruments are presented in detail in Note 17. Therefore, the diluted earnings per share are identical to the basic earnings per share.

	December 31,
	2013	2014	2015
	(Amounts in thousands of Euros)
Net income of the reporting period	(19,306)	(24,012)	(44,674)
Adjusted weighted average number of outstanding shares	13,604,687	16,086,247	21,522,342
Basic / Diluted earnings per share (€/share)	(1.42)	(1.49)	(2.08)

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

As of this date, the Company believes that it is not exposed to any short-term liquidity risk considering the cash and cash equivalents available as of December 31, 2015, that is, €323 thousand.

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

The level of the financing requirements of the Company and how they are phased out over time depend on factors that are largely beyond the control of the Company such as:

•	higher costs and slower progress than anticipated for its research and development and clinical studies programs;

•	the costs of preparing, filing, defending, and maintaining its patents and other intellectual property rights;

•	higher costs and longer time periods than anticipated for obtaining the regulatory authorizations for the marketing of its products as well as for gaining access to insurance reimbursement for them, including the time required to prepare the applications to the competent authorities;

•	costs for responding to changes in the Viaskin® technology and for conducting the manufacturing and marketing on some or all of its products; and

•	new opportunities to develop new products or to acquire technologies, products, or companies.

It is possible that the Company will be unable to obtain additional capital when it needs it, or that such capital may not be available on financial terms that are acceptable to the Company. If the necessary funds are not available, the Company could have to:

•	delay, reduce, or eliminate the number or the scope of its pre-clinical and clinical trials;

•	grant licenses to its technologies to partners or third parties; or

•	conclude new collaboration agreements on terms less favorable to it than those that it could have obtained in a different context.

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

The repayment of the conditional advances may vary depending on whether or not objectives are attained. The change in the flows of the anticipated repayments is treated in the income statement (Note 3.10).

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

Foreign Exchange Risk

The Company is exposed to a very insignificant foreign exchange risk inherent in some of its supplies obtained in the United States, which have been invoiced in US dollars. As of this date, the company does not make sales revenue in dollars or in any other currency other than the euro; the Company does not receive any full or partial mechanical endorsement. The exposure to currencies other than the U.S. dollar is negligible.

For the fiscal years 2014 and 2015, less than 7% of the purchases and other external expenses had been made in U.S. dollars, generating a net annual foreign exchange gain of €79 thousand in 2015 in comparison with a net loss of €24 thousand in 2014.

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

Note 24: Events After the Close of the Fiscal Year

No event occurred between the closing date and the date of the Board of Directors that change or make necessary a mention in the Notes to the consolidated accounts of DBV Technologies by not having been taken into consideration.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DBV Technologies S.A.

/s/ Dr. Pierre-Henri Benhamou
By:	Dr. Pierre-Henri Benhamou
Title:	Chief Executive Officer (Principal Executive Officer)

Date: April 28, 2016

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	By-laws (statuts) of the registrant (English translation)	Form F-1	333-198870	3.1	09/22/14

2.1	Form of Deposit Agreement	Form F-1/A	333-198870	4.1	10/15/14

2.2	Form of American Depositary Receipt	Form F-1/A	333-198870	4.2	10/15/14

4.1	Shareholders’ Agreement among the registrant and certain shareholders signatory thereto, dated March 9, 2012 (English translation)	Form F-1	333-198870	4.3	09/22/14

4.2	Office Lease between the registrant and GENERALI VIE, dated March 3, 2015 (English translation)	Form 20-F	001-36697	4.2	04/29/15

4.3	Commercial Lease between the registrant and SELECTINVEST 1, dated April 28, 2011 (English translation)	Form F-1	333-198870	10.1	09/22/14

4.4	Assignment, Development and Co-Ownership Agreement among the registrant, L’Assistance Publique—Hopitaux de Paris and Université Paris Descartes, dated January 7, 2009 (English translation)	Form F-1	333-198870	10.2	09/22/14

4.5†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	Form F-1/A	333-198870	10.3	10/15/14

4.6†	2013 and 2014 Share Option Plans (English translation)	Form F-1	333-198870	10.4	09/22/14

4.7†	2012, 2013 and 2014 Free Share Plans (English translation)	Form F-1	333-198870	10.5	09/22/14

4.8†	Summary of BSA	Form F-1	333-198870	10.6	09/22/14

4.9†	Summary of BSPCE	Form F-1	333-198870	10.7	09/22/14

4.10†#	2015 Share Option Plan (English translation)

4.11†#	2015 Free Share Plans (English translation)

8.1#	List of subsidiaries of the registrant

12.1#	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2#	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1#	Consent of Deloitte & Associés

#	Filed herewith.
*	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.