Form 20-F
period 2016-12-31
DBV Technologies S.A.
filed 2017-03-22
CIK 1613780

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Ordinary shares, nominal value €0.10 per share: 24,648,828 as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated income data for the years ended December 31, 2014, 2015 and 2016 and selected statements of consolidated financial position data as of December 31, 2014, 2015 and 2016 from our consolidated audited financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statement of income data for the year ended December 31, 2012 and 2013 and the selected consolidated financial position data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

Statement of Income (Loss) Data (in thousands, except share and per share data):

	Year Ended December 31,
	2012(1)	2013(1)	2014	2015	2016
	Euro	Euro	Euro	Euro	Euro	US$(2)
Operating income	€2,777	€3,826	€4,762	€6,166	€9,084	$9,586
Operating expenses:
Cost of goods sold	(83)	(102)	(136)	(128)	—	—
Research and development	(11,499)	(17,366)	(21,143)	(34,234)	(78,828)	(83,179)
Sales and marketing	—	—	(13)	(491)	(11,282)	(11,905)
General and administrative	(4,599)	(6,310)	(8,105)	(16,859)	(35,005)	(36,938)

Total expenses	(16,181)	(23,779)	(29,397)	(51,712)	(125,115)	(132,022)
Operating (loss)	(13,404)	(19,952)	(24,636)	(45,546)	(116,031)	(122,436)
Financial profit (loss)	492	646	624	871	1,500	1,583

Net (loss)	€(12,912)	€(19,306)	€(24,012)	€(44,674)	€(114,531)	(120,853)

Earnings (loss) per share(3)
Basic	€(1.05)	€(1.42)	€(1.49)	€(2.08)	€(4.68)	$(4.94)
Diluted	€(1.05)	€(1.42)	€(1.49)	€(2.08)	€(4.68)	$(4.94)
Number of shares used for computing
Basic	12,326,779	13,604,687	16,086,247	21,522,342	24,454,850	24,454,850
Diluted	12,326,779	13,604,687	16,086,247	21,522,342	24,454,850	24,454,850

(1)	The statement of consolidated income (loss) as of December 31, 2012 and 2013 corresponds solely to DBV Technologies S.A., as the company had no consolidated subsidiary as of this date.
(2)	Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of $1.00 = €1.0552 at December 30, 2016.
(3)	See Note 22 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share.

Statement of Financial Position Data (in thousands, except share and per share data):

	As of December 31,
	2012(1)	2013(1)	2014	2015	2016
	Euros	Euros	Euros	Euros	Euros	US$(2)
Cash and cash equivalents	38,348	39,403	114,583	323,381	256,473	270,631
Total assets	42,975	46,236	125,416	343,280	287,500	303,370
Total shareholders’ equity	39,173	40,395	115,445	322,076	242,849	256,254
Total non-current liabilities	632	1,607	4,419	5,183	15,649	16,512
Total current liabilities	3,170	4,234	5,552	16,021	29,002	30,603
Total liabilities	3,802	5,841	9,971	21,204	44,651	47,116
Total liabilities and shareholders’ equity	42,975	46,236	125,416	343,280	287,500	303,370

(1)	The statement of consolidated financial position as of December 31, 2012 and 2013 corresponds solely to DBV Technologies S.A., as the company had no consolidated subsidiary as of such date.
(2)	Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of $1.00 = €1.0552 at December 30, 2016.

Exchange Rate Information

In this Annual Report on Form 20-F, for convenience only, we have translated certain euro amounts reflected in our financial statements as of and for the year ended December 31, 2016 into U.S. dollars at the rate of $1.00 = €1.0552, the noon buying rate of the Federal Reserve Bank of New York for euros at December 30, 2016. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.

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

	Year Ended December 31,
	2012	2013	2014	2015	2016
High	1.3463	1.3816	1.3927	1.2015	1.1516
Low	1.2062	1.2774	1.2101	1.0524	1.0375
Rate at end of period	1.3186	1.3779	1.2101	1.0859	1.0552
Average rate per period	1.2854	1.3275	1.3306	1.1098	1.1072

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of such period, based on the noon buying rate of the Federal Reserve Bank of New York for the euro.

	September 2016	October 2016	November 2016	December 2016	January 2017	February 2017
High	1.1271	1.1212	1.1121	1.0758	1.0794	1.0802
Low	1.1158	1.0866	1.0560	1.0375	1.0416	1.0551
Rate at end of period	1.1238	1.0962	1.0578	1.0552	1.0794	1.0618

On December 30, 2016, the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar was $1.00 = €1.0552. Unless otherwise indicated, currency translations in this Annual Report on Form 20-F reflect the December 30, 2016 exchange rate.

On March 17, 2017, the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar was $1.00 = €1.0742.

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

Risks Related to Our Financial Condition and Capital Requirements

We Have Incurred Significant Losses Since Our Inception And Anticipate That We Will Continue To Incur Significant Losses For The Foreseeable Future.

We are a clinical-stage biopharmaceutical company, and we have not yet generated significant income, with the exception of the French research tax credit (crédit d’impôt recherche), or CIR, and in connection with our exclusive global collaboration with Nestlé Health Science, which are both classified as other income in our statement of income (loss). We have incurred net losses in each year since our inception in 2002, including net losses of €24.0 million, €44.7 million and €114.5 million for the years ended December 31, 2014, 2015 and 2016, respectively. Although we have historically generated non-meaningful revenue from sales of our Diallertest Milk diagnostic product in France, we discontinued our commercial partnership with respect to the product and ceased commercial sales of Diallertest Milk during the second half of 2015. We did not generate any revenue from sales of Diallertest Milk in 2016 and have discontinued any further commercialization of the product. To date, we have not commercialized any product other than Diallertest Milk. As of December 31, 2016, we had an accumulated deficit of €165.5 million.

We have devoted most of our financial resources to research and development, including our clinical and pre-clinical development activities. To date, we have financed our operations primarily through the sale of equity securities, obtaining public assistance in support of innovation, such as conditional advances from OSEO Innovation, or OSEO, reimbursements of research tax credit claims and strategic collaborations. The amount of our future net losses will depend, in part, on the pace and amount of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations, or additional grants or tax credits. While we have initiated a pivotal Phase III trial to evaluate the safety and efficacy of Viaskin Peanut, we have not yet completed pivotal clinical trials for any of our lead product candidates and it will be several years, if ever, before we have a product candidate ready for commercialization, if at all. Even if we obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

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

As of December 31, 2016, our cash and cash equivalents were €256.5 million. We expect that our existing cash will be sufficient to fund our current operations for at least the next 18 months. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to pursue pre-clinical and clinical activities and to pursue regulatory approval for, and to commercialize, our product candidates. Raising funds in the current economic environment may present additional challenges. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

We Are Limited In Our Ability To Raise Additional Share Capital, Which May Make It Difficult For Us To Raise Capital To Fund Our Operations.

Under French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting following the recommendation of our board of directors. The shareholders may delegate to our board of directors either the authority (délégation de compétence) or the power (délégation de pouvoir) to carry out any increase in share capital. As discussed further under “Item 10. B—Memorandum and Articles of Association,” our board of directors may be precluded from issuing additional ordinary shares without first obtaining shareholders’ approval.

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

We Previously Identified A Material Weakness In Our Internal Control Over Financial Reporting, Which Has Now Been Remediated. Nevertheless, We May Identify Additional Material Weaknesses In The Future Or Otherwise Fail To Maintain An Effective System Of Internal Controls, Which May Cause Us To Fail To Meet Our Reporting Obligations, Result In Material Misstatements Of Our Financial Statements Or Could Have A Material Adverse Effect On Our Business And Trading Price Of Our Securities.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2015 and our management’s assessment of our internal control over financial reporting, we identified a material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that we identified related to a lack of adequate segregation of duties given the size of our finance and accounting team to allow for appropriate monitoring of financial reporting matters and internal control over financial reporting.

After identification of the material weakness, we implemented the following remediation measures during 2016: (i) we hired additional accounting and finance staff, who have significant external reporting experience and experience with establishing appropriate financial reporting policies and procedures, to provide more resources to support, design and implement effective internal controls over financial reporting; (ii) we engaged an external professional advisor with sufficient technical accounting expertise to assist us in the implementation of internal controls over financial reporting and segregating duties amongst accounting personnel; and (iii) management implemented additional measures to strengthen our internal control over financial reporting, including expansion of year-end closing procedures, the dedication of significant internal resources and external consultant to scrutinize account analyses and reconciliations and management’s own internal reviews and efforts to remediate the previously identified material weakness and to avoid potential future material weaknesses. These remediation actions were in place in connection with the preparation of our consolidated financial statements for the year ended December 31, 2016. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2016 and our management’s assessment of our internal control over financial reporting, we completed the testing and evaluation of the operating effectiveness of the controls, and based on the results of our testing, the controls were determined to be designed and operating effectively as of December 31, 2016. Accordingly, we concluded the previously identified material weakness has been remediated as of December 31, 2016.

While we believe we have remediated this material weakness, we cannot assure you that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. More generally, if we are unable to meet the demands that have been placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results in future periods, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses or significant deficiencies, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Furthermore, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

If We Do Not Obtain The Capital Necessary To Fund Our Operations, We Will Be Unable To Successfully Develop, Pursue Regulatory Approval For, And Commercialize, Our Biopharmaceutical Products.

The development of biopharmaceutical products is capital-intensive. We anticipate that we may require additional financing to continue to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors including:

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

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through collaboration arrangements, sales of our securities, debt financings, obtaining public assistance in support of innovation, such as conditional advances from OSEO, and reimbursements of research tax credit claims, or by licensing one or more of our future product candidates. Uncertainty and dislocations in the financial markets have generally made equity and debt financing more difficult to obtain, and may have a material adverse effect on our ability to meet our future fundraising needs. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts. Additional funding, if obtained, may significantly dilute existing shareholders if that financing is obtained through issuing equity or instruments convertible into equity.

Our Product Development Programs For Candidates May Require Substantial Financial Resources And May Ultimately Be Unsuccessful.

In addition to the development of our lead product candidates, we may pursue development of our other early-stage development programs. In February 2017, we announced the completion of enrollment of our Study of Viaskin Milk in Milk-Induced Eosinophilic Esophagitis, or SMILEE, a Phase IIa investigator-initiated clinical trial assessing the safety and efficacy of Viaskin Milk for the treatment of milk-induced eosinophilic esophagitis. We are also expecting proof-of-concept results of a Phase I study of Viaskin rPT for the reactivation of immunity against Bordetella pertussis (whooping cough) in healthy adults during the first half of 2017. Our current early-stage development programs also include potential treatments for Crohn’s disease and respiratory syncytial virus. These development programs are still in the pre-clinical or proof-of-concept phase and may not result in product candidates we can advance to the clinical development phase. None of our other potential product candidates have commenced clinical trials, and there are a number of U.S. Food and Drug Administration, or FDA, and European Medicines Agency, or EMA, regulatory requirements that we must satisfy before we can commence these clinical trials, if at all. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other early-stage development programs may adversely affect our ability to continue development and commercialization of product candidates based on our Viaskin technology platform, and we may never commence clinical trials of such development programs despite expending significant resources in pursuit of their development. Even if we do commence clinical trials of our other potential product candidates, such product candidates may never be approved by the FDA or the EMA.

The Requirements Of Being A U.S. Public Company May Strain Our Resources, Divert Management’s Attention And Affect Our Ability To Attract And Retain Executive Management And Qualified Board Members.

As a U.S. public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we no longer qualify as a foreign private issuer. The Exchange Act requires that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly reports with respect to our business, financial condition and results of operations. We currently make annual and semi-annual filings with respect to our listing on Euronext Paris. Unless otherwise required by the Exchange Act or the listing rules of the Nasdaq Global Select Market, we do not expect to file quarterly financial reports, but have and expect to continue to file financial reports on an annual and semi-annual basis. As a result of being a U.S. public company, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

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

We currently have two lead Viaskin technology-based product candidates, Viaskin Peanut and Viaskin Milk, in clinical development, and our business depends almost entirely on their successful clinical development, regulatory approval and commercialization. We currently have no drug or biological product approved for sale and may never be able to develop a marketable drug or biological product. Viaskin Peanut and Viaskin Milk will require substantial additional clinical development, testing, and regulatory approval before we are permitted to commence their commercialization. Our other product candidates, such as Viaskin Egg or Viaskin rPT, are still in pre-clinical or early proof-of-concept phase development. The clinical trials of our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through pre-clinical testing and clinical trials that, among other things, the product candidate is safe and effective for use in each target indication. This process can take many years and may include post- marketing studies and surveillance, which will require the expenditure of substantial resources. Of the large number of drugs in development in the United States, only a small percentage successfully completes the FDA regulatory approval process and is commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and clinical programs, we cannot assure you that Viaskin Peanut, Viaskin Milk, or any other of our product candidates will be successfully developed or commercialized.

We are not permitted to market Viaskin Peanut or Viaskin Milk in the United States until we receive approval of a Biologic License Application, or a BLA, from the FDA, or in any other countries until we receive the requisite approval from such countries. Obtaining approval of a BLA, or requisite approval in other countries, is a complex, lengthy, expensive and uncertain process, and the FDA may delay, limit or deny approval of Viaskin Peanut and Viaskin Milk for many reasons, including, among others:

•	we may not be able to demonstrate that Viaskin Peanut or Viaskin Milk is safe and effective in treating food allergies, to the satisfaction of the FDA;

•	the results of our clinical trials or the clinical trials conducted by third party academic institutions and included in our application package may not meet the level of statistical or clinical significance required by the FDA for marketing approval;

•	the FDA may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the FDA may require that we conduct additional clinical trials;

•	the FDA may not approve the formulation, labeling or specifications of either Viaskin Peanut or Viaskin Milk;

•	the clinical research organizations, or CROs, that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

•	the FDA may find the data from pre-clinical studies and clinical trials from either Viaskin Peanut or Viaskin Milk insufficient to demonstrate that the clinical or other benefits of either product candidate outweighs its respective safety risks;

•	the FDA may disagree with our analysis or interpretation of data from our pre-clinical studies and clinical trials;

•	the FDA may not accept data generated at our clinical trial sites;

•	if our BLA, if and when submitted, is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the FDA may require development of a Risk Evaluation and Mitigation Strategy, or REMS, as a condition of approval or post-approval;

•	the FDA may restrict the use of our products to a narrow population;

•	the FDA or the applicable foreign regulatory agency may not approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or

•	the FDA may change its approval policies or adopt new regulations.

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

The commencement and completion of clinical trials for our product candidates may be delayed, suspended or terminated due to a number of f actors, including:

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

We have obtained fast track designation from the FDA for the development of Viaskin Peanut and Viaskin Milk in pediatric populations, and we may pursue that designation for other product candidates as well. If a product is intended for the treatment of a serious or life-threatening condition and nonclinical or clinical data demonstrate the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe our product candidates are eligible for this designation, we cannot be sure that the FDA would decide to grant it. Even if we do have fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

A Breakthrough Therapy Designation By The FDA For Our Product Candidates May Not Lead To A Faster Development Or Regulatory Review Or Approval Process, And It Does Not Increase The Likelihood That Our Product Candidates Will Receive Marketing Approval.

We have obtained breakthrough therapy designation for Viaskin Peanut in children and we may pursue that designation for other product candidates as well. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life- threatening condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Such designation also offers an intensive and efficient review involving FDA senior managers and experienced review and regulatory health project management staff across disciplines. A breakthrough therapy designation affords the possibility of rolling review, enabling the agency to review portions of the marketing application before submission of a complete application, and priority review if supported by clinical data at the time of our BLA submission.

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

Even if we receive regulatory approval for a product candidate, this approval may carry conditions that limit the market for the product or put the product at a competitive disadvantage relative to alternative therapies. For instance, a regulatory approval may limit the indicated uses for which we can market a product or the patient population that may utilize the product, or may be required to carry a warning in its labeling and on its packaging. Products with boxed warnings are subject to more restrictive advertising regulations than products without such warnings. These restrictions could make it more difficult to market any product candidate effectively. Accordingly, assuming we, or our collaborators, receive marketing approval for one or more of our product candidates, we and our collaborators will continue to expend time, money and effort in all areas of regulatory compliance.

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

Any of our product candidates for which we, or our collaborators, obtain marketing approval in the future, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents and requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the FDA requirement to implement a REMS to ensure that the benefits of a drug or biological product outweigh its risks.

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

Developing and commercializing new medicines entails significant risks and expenses. Our clinical trials may be delayed if third-party manufacturers are unable to assure a sufficient quantity of the drug product to meet our study needs. Currently, we have only one manufacturer, Sanofi S.A., or Sanofi, of the active pharmaceutical ingredients used in our Viaskin product candidates, such as peanut protein extract and unmodified allergen milk extract. If Sanofi cannot manufacture the active pharmaceutical ingredients as required by us in a timely manner, we may not be able to find a substitute manufacturer on a timely basis and our clinic trials may be delayed. If our clinical trials are delayed, our commercialization efforts may be impeded, or our costs may increase. Further, we are aware that Sanofi has entered into licensing agreements of discovery platforms in selected food allergies, notably with Immune Design Corp. This potential competitive dynamic may make Sanofi less inclined to continue or renew their manufacturing arrangement with us on commercially reasonable terms or at all and, notwithstanding contractual protections, Sanofi may be able to utilize knowledge gained through their relationship with us in furtherance of their development of competitive therapies.

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

We rely, and will rely in the future, on medical institutions, clinical investigators, CROs, contract laboratories and collaborators to perform data collection and analysis and others to carry out our clinical trials. Our development activities or clinical trials conducted in reliance on third parties may be delayed, suspended, or terminated if:

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

If we are unable to partner with a third party that has adequate sales, marketing and distribution capabilities, we may have difficulty commercializing our product candidates, which would adversely affect our business, financial condition and ability to generate product revenues.

Our Product Candidates Are Regulated As Biological Products, Or Biologics, Which May Subject Them To Competition Sooner Than Anticipated.

The Biologics Price Competition and Innovation Act, or BPCIA, established an abbreviated licensure pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed biological reference product. “Biosimilarity” means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components and there are no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency of the product. To meet the higher standard of “interchangeability,” an applicant must provide sufficient information to show biosimilarity and demonstrate that the biological product can be expected to produce the same clinical result as the reference product in any given patient and, if the biological product is administrated more than once to an individual, the risk in terms of safety or diminished efficacy of alternating or switching between the use of the biological product and the reference product is not greater than the risk of using the reference product without such alternation or switch.

Under the BPCIA, an application for a biosimilar or interchangeable product cannot be approved by the FDA until 12 years after the reference product was first licensed, and the FDA will not even accept an application for review until four years after the date of first licensure. The law is evolving, complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty and could have a material adverse effect on the future commercial prospects for our biological products.

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

The biopharmaceuticals industry is highly competitive. Numerous biopharmaceutical laboratories, biotechnology companies, institutions, universities and other research entities are actively involved in the discovery, research, development and marketing of therapeutic responses to treat allergies, making it a highly competitive field. We have competitors in a number of jurisdictions, many of which have substantially greater name recognition, commercial infrastructures and financial, technical and personnel resources than we have. Although we believe we are currently in a unique position with respect to the testing and treatment of food allergies in young children, established competitors may invest heavily to quickly discover and develop novel compounds that could make the Viaskin patch products obsolete or uneconomical. Any new product that competes with an approved product may need to demonstrate compelling advantages in efficacy, convenience, tolerability and safety to be commercially successful. Other competitive factors, including generic competition, could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to Viaskin patch products. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

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

To our knowledge, other pharmaceutical and biotechnology companies are also seeking to develop food allergy treatments, although many are in the discovery or pre-clinical stages. For example, Aimmune Therapeutics, Inc., formerly known as Allergen Research Corporation, has completed enrolling patients in a Phase III trial to evaluate the safety and efficacy of its OIT product candidate, AR101, in peanut allergic patients. To our knowledge, the company uses a formulation of peanut flour for oral administration intended for oral desensitization to peanut. We are also aware of other companies that are working on recombinant peanut proteins capable of initiating an attenuated immune response of using subcutaneous administration. We are also aware that Sanofi has entered into licensing agreements of discovery platforms in selected food allergies, notably with Immune Design Corp., and may pose a competitive risk to our products in the future. AnaptysBio, Inc. announced that it is planning to conduct a Phase IIa trial to evaluate the safety of its IL-33 inhibitor product candidate, ANB020, in severe adult peanut allergic patients.

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

Various provisions of the ACA were designed to impact the provision of, or payment for, health care in the United States, including expanded Medicaid eligibility, subsidized insurance premiums, provided incentives for businesses to provide health care benefits, prohibited denials of coverage due to pre-existing conditions, established health insurance exchanges, and provided additional support for medical research. With regard to biopharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit. However, in January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, or the Budget Resolution, that authorizes the implementation of legislation that would repeal portions of the ACA. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the ACA that are repealed.

Following ACA, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012, or the ATRA, include, among other things, mandatory reductions in Medicare payments to certain providers. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce demand and prices for our products, if approved. This could harm our or our collaborators’ ability to market any products and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.

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

Our product candidates are being developed to address the needs of severely allergic patients, for some of whom coming into contact with even minute amounts of an allergen can have a profound and life-threatening adverse reaction. Accordingly, safety is of paramount importance in developing these product candidates. To date, four clinical trials of Viaskin Peanut and Viaskin Milk product candidates have been conducted both outside and inside of the United States in over 400 human subjects to evaluate the safety and efficacy of these product candidates for the treatment of peanut allergies and milk allergies. Adverse events observed in these clinical trials have primarily involved general disorders and administration site conditions, such as erythema, pruritus, edema and urticaria. It is worth noting that, as a desensitization patch bringing the allergen into contact with the skin, reactions, which are a source of itching and discomfort for the patient, are common. This reaction is typically temporary in duration and fades after a few weeks of use. In addition, during daily administration of the patches during treatments, depending on the severity of the allergies and patient response to treatment, precautionary measures are necessary when handling the patches after use due to risk of contamination.

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

We Are Subject To Healthcare Laws And Regulations, Which Could Expose Us To Criminal Sanctions, Civil Penalties, Integrity Obligations, Exclusion from Government Healthcare Programs, Individual Imprisonment, Contractual Damages, Reputational Harm And Diminished Profits And Future Earnings, Among Other Consequences.

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

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations, any of which could substantially disrupt our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusion from government funded healthcare programs.

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

We May Not Obtain Biopharmaceutical Company Status And Therefore Have To Rely On Contract Manufacturers Indefinitely.

To date, we do not have biopharmaceutical company status, or PCS, and therefore, cannot manufacture the product candidates that we develop in France. A company with premises located in France must submit an application to the French Drug and Health Products Safety Agency, or ANSM, in order to get PCS status. The ANSM grants PCS to a company upon evaluation and determination that such company’s premises has adequate personnel, procedure and organization. There are two types of PCS: (1) “exploitant” status (statut d’établissement pharmaceutique exploitant), which permits medicines to be marketed directly in France by the company after demonstrating control of certain key functions such as pharmacovigilance, medical information and advertising, management of quality complaints and batch recall; and (2) manufacturer status, which permits the manufacturing and quality control of medicines after demonstrating adequate manufacturing and quality control premises that exhibit a quality assurance system that meets cGMP.

We intend to first seek PCS manufacturer status for the quality control of our product candidates, and then to seek an extension of such status to all manufacturing operations in order to have the ability to manufacture our product candidates. We also intend to seek “exploitant” status in order to market our products directly in France.

Failure to obtain PCS status would force us to revise our strategy. First, failure to obtain manufacturer status will force us to entrust the manufacturing and control of the therapeutic products to one or more specialized contract manufacturing organizations, or CMOs, as is the case with the current production of our clinical lots. Second, if “exploitant” status is not obtained, we will be unable to conduct a direct commercial approach to the French market and will therefore have to enter into marketing license agreements with other biopharmaceutical companies. Failure to obtain any of the two types of PCS status would affect the production and marketing of our product candidates, once approved, and could be detrimental to our business, earnings, financial conditions and growth prospects.

Our Product Development Programs For Candidates Other Than Viaskin Patch Products May Require Substantial Financial Resources And May Ultimately Be Unsuccessful.

The success of our business depends primarily upon our ability to identify, develop and commercialize products to treat common food allergies. In addition to the development of Viaskin Peanut and Viaskin Milk, we may pursue development of our other development programs, including Viaskin Egg and Viaskin rPT. None of our other potential product candidates has commenced any clinical trials, and there are a number of FDA requirements that we must satisfy before we can commence clinical trials. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other development programs may adversely affect our ability to continue development and commercialization of Viaskin Peanut, and Viaskin Milk and we may never commence clinical trials of such development programs despite expending significant resources in pursuit of their development. If we do commence clinical trials of our other potential product candidates, such product candidates may never be approved by the FDA. If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

If We Do Not Secure Collaborations With Strategic Partners To Test, Commercialize And Manufacture Certain Product Candidates Outside Of Food Allergies, We May Not Be Able To Successfully Develop Products And Generate Meaningful Revenues.

A key aspect of our current strategy is to selectively enter into collaborations with third parties to conduct clinical testing, as well as to commercialize and manufacture product candidates outside of food allergies. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We currently have multiple collaboration agreements in effect, including collaborations for the development of applications in the field of respiratory allergies or autoimmune disease, as well as other therapeutic domains, such as vaccines. Collaboration agreements typically call for milestone payments that depend on successful demonstration of efficacy and safety, obtaining regulatory approvals, and clinical trial results. Collaboration revenues are not guaranteed, even when efficacy and safety are demonstrated. The current economic environment may result in potential collaborators electing to reduce their external spending, which may prevent us from developing our product candidates.

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

Intellectual Property Risks Related to Our Business

Our Ability To Compete May Decline If We Do Not Adequately Protect Our Proprietary Rights.

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates for the treatment of common food allergies, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

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

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to do one or more of the following:

•	cease developing, selling or otherwise commercializing our product candidates;

•	pay substantial damages for past use of the asserted intellectual property;

•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and

•	in the case of trademark claims, redesign, or rename, Viaskin or other trademarks we may own, to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

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

As of December 31, 2016, we had 164 full-time employees and we expect to significantly increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, including the commercialization of our product candidates in North America, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We Depend On Key Personnel And Attracting Qualified Management Personnel And Our Business Could Be Harmed If We Lose Key Personnel And Cannot Attract New Personnel.

Our success depends to a significant degree upon the technical and management skills of our officers and key personnel, including in particular those of Pierre-Henri Benhamou, our Chairman and Chief Executive Officer, David Schilansky, our Chief Operating Officer and Chief Financial Officer and Laurent Martin, our Chief Development Officer and Responsible Pharmacist (qualified person). The loss of the services of any of these individuals would likely have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management, marketing, technical, and sales executives and personnel. The loss of any of our key executives, or the failure to attract, integrate, motivate, and retain additional key personnel could have a material adverse effect on our business.

We believe that equity ownership in our Company is important to provide our employees with long-term incentives in the development and performance of the Company by aligning the interests of our employees and managers with the interest of our shareholders. We use our free share plans as a motivation tool in order to retain and to attract talent. Granting of free shares is particularly important at this time of significant growth for our Company. Current French regulation limit the proportion of free shares that can be allocated to employees and managers to 10% of a company’s share capital. Taking into account free shares plans already approved by us, this cap is almost reached, which prevents new allocations of free shares. In this context and in regards to equity compensation, attracting and retaining key people could be more difficult. Furthermore, we compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. There can be no assurance that we will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

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

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of product candidates we develop. We currently carry product liability insurance coverage for our clinical trials with a €15.0 million annual aggregate coverage limit. Although we maintain such insurance, our insurance coverage may be insufficient to reimburse us for any expenses or losses we may suffer. In addition, in the future, we may not be able to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product or other legal or administrative liability claims by us or our partners, licensees or subcontractors, which could prevent or inhibit the commercial production and sale of any of our product candidates that receive regulatory approval, which could adversely affect our business. Product liability claims could also harm our reputation, which may adversely affect our collaborators’ ability to commercialize our products successfully.

Our Failure To Maintain Certain Tax Benefits Applicable To French Technology Companies May Adversely Affect Our Results Of Operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €4.3 million, €5.7 million and €7.2 million as of December 31, 2014, 2015 and 2016, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable to additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

We May Be Forced To Repay Conditional Advances Prematurely If We Fail To Comply With Our Contractual Obligations Under The Applicable Innovation Grant Agreements.

Since inception through December 31, 2016, we have received multiple conditional advances totaling €6.2 million for innovation granted by OSEO, the French Agency for Innovation and part of the Banque Publique d’Investissement. If we fail to comply with our contractual obligations under the applicable innovation grant agreements, including if we lose our exclusive right to commercially develop our product candidates, we could be forced to repay the sums advanced ahead of schedule. Such premature repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial means needed, the time or the ability to replace these financial resources with others.

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

Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed.

We May Acquire Businesses Or Products, Or Form Strategic Alliances, In The Future, And We May Not Realize The Benefits Of Such Acquisitions.

At this stage, our strategy does not involve plans to acquire companies or technologies facilitating or enabling us to access to new medicines, new research projects or new geographical areas, or enabling us to express synergies with our existing operations. However, if such acquisitions were to become necessary in future, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may unable to obtain the financing for these acquisitions under favorable conditions, and could be led to finance these acquisitions using cash that could be allocated to other purposes in the context of existing operations. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction, which could have a material adverse effect on our business, financial conditions, earnings and prospects.

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

Our ADSs were sold in our initial public offering on Nasdaq in October 2014 at a price of $21.64 per share, and the price per ADS has ranged from as low as $22.55 and as high as $37.98 during 2016. During this same period, our ordinary share prices have ranged from as low as €38.69 to as high as €69.98. The market price of our securities may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Our executive officers, directors, current 5% or greater shareholders and affiliated entities, including entities affiliated with Bpifrance, entities affiliated with Baker Bros. Advisors LP, entities affiliated with FMR LLC and Janus Capital Management LLC, together beneficially own approximately 41.99% of our ordinary shares. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Further, under French law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our annual financial statements. In addition, payment of dividends may subject us to additional taxes under French law. Please see the section of this Annual Report on Form 20-F titled “Item 10.B—Memorandum and Articles of Association” for further details on the limitations on our ability to declare and pay dividends and the taxes that may become payable by us if we elect to pay a dividend. Therefore, we may be more restricted in our ability to declare dividends than companies not based in France.

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

Future Sales Of Ordinary Shares Or ADSs By Existing Shareholders Could Depress The Market Price Of The ADSs.

As of December 31, 2016, 24,648,828 ordinary shares were issued and outstanding. Sales of a substantial number of shares of our ordinary shares or ADSs in the public market, or the perception that these sales might occur, could depress the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of our shares are now generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our securities could decline significantly.

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

Our By-Laws And French Corporate Law Contain Provisions That May Delay Or Discourage A Takeover Attempt.

Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	under French law, a non-resident of France may have to file an administrative notice with French authorities in connection with a direct or indirect investment in us, as defined by administrative rulings; see the section of this Annual Report on Form 20-F titled “Item 10.B—Memorandum and Articles of Association”;

•	a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors; however, the board cannot, unless authorized in advance by our shareholders, make use of such authorizations during a period of public offering initiated by a third party targeting the securities of the company until the end of the offering period;

•	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•	our board of directors can only be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one-third of the total number of directors;

•	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions; however, this mode of participation (by way of videoconference or teleconference) does not apply to the adoption of decisions taken for the closing of the accounts for the fiscal year, including the consolidated financial statements;

•	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice. Shares issued are registered in individual accounts opened by us or any authorized intermediary, in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions;

•	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	our by-laws can be changed in accordance with applicable laws;

•	the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the section of this Annual Report on Form 20-F titled “Item 10.B—Memorandum and Articles of Association”;

•	transfers of shares shall comply with applicable insider trading rules; and

•	pursuant to French law, the sections of the by-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by 66 2/3% of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

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

As A Foreign Private Issuer, We Are Exempt From A Number Of Rules Under The U.S. Securities Laws And Are Permitted To File Less Information With The SEC Than A U.S. Company. This May Limit The Information Available To Holders Of Our ADSs.

We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Paris and we have and expect to continue to file financial reports on an annual and semi-annual basis, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. Accordingly, there will be less publicly available information concerning our company than there would be if we were a U.S. domestic issuer.

As A Foreign Private Issuer, We Are Permitted To Adopt Certain Home Country Practices In Relation To Corporate Governance Matters That Differ Significantly From Nasdaq Corporate Governance Listing Standards. These Practices May Afford Less Protection To Shareholders Than They Would Enjoy If We Complied Fully With Corporate Governance Listing Standards.

As a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in France, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of France nor our by-laws require a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee, and our independent directors do not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we intend to follow home country practices to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We May Lose Our Foreign Private Issuer Status In The Future, Which Could Result In Significant Additional Cost And Expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2018. We could lose our foreign private issuer status in the future if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. As of December 31, 2016, approximately 69% of our outstanding ordinary shares were held by U.S. residents.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we currently incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and in U.S. dollars rather than euros, and to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

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

We May Be At Risk Of Securities Class Action Litigation.

Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology, pharmaceutical and biopharmaceutical companies have experienced significant share price and volume fluctuations that may have been unrelated to the operating performance of the Company. These broad market and industry factors may materially affect the market price of our ordinary shares or ADSs, regardless of our business or operating performance. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Item 4.	Information on the Company.

A.	History and Development Of The Company

Our legal and commercial name is DBV Technologies S.A. We were incorporated as a société par actions simplifiée (S.A.S.) under the laws of the French Republic on March 29, 2002 for a period of 99 years and subsequently converted on March 13, 2003 into a société anonyme. We are registered at the Nanterre Commerce and Companies Register under the number 441 772 522. Our principal executive offices are located at 177-181 avenue Pierre Brossolette, 92120 Montrouge, France, and our telephone number is +33 1 55 42 78 78. Our agent for service of process in the United States is Puglisi & Associates. We also maintain a website at www.dbv-technologies.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report on Form 20-F.

Our actual capital expenditures for the years ended December 31, 2014, 2015 and 2016 amounted to €1.1 million, €5.3 million and €8.3 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and industrial tools, the refurbishment of our research and development laboratories, our relocation of our headquarters to Montrouge as well as cash contributions to our liquidity contract. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditures in 2017 to be financed from the proceeds from our July 2015 public offering. For the near future, our investments will mainly remain in France where our research and development facilities are currently located.

B.	Business Overview

We are a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy by developing a novel technology platform called Viaskin. Our therapeutic approach is based on epicutaneous immunotherapy, or EPIT, our proprietary method of delivering biologically active compounds to the immune system through intact skin using Viaskin. We have generated significant data demonstrating that Viaskin’s mechanism of action is novel and differentiated as it targets specific antigen-presenting immune cells in the skin, called Langerhans cells, which capture the antigen and migrate to the lymph node in order to activate the immune system without allowing passage of the antigen into the bloodstream. We are advancing this unique technology to address areas of unmet medical need, including in patients suffering from food allergies, for whom safety is paramount as the introduction of the offending allergen into their bloodstream can cause severe or life-threatening allergic reactions, such as anaphylactic shock.

Our proprietary platform is based on our epicutaneous Viaskin patch. We have designed and developed this technology internally, for which we have scalable manufacturing capabilities. Viaskin is an electrostatic patch, which may offer a convenient, self-administered, non-invasive immunotherapy to patients. Once applied on intact skin, Viaskin forms a condensation chamber, which hydrates the skin and solubilizes the antigen allowing it to penetrate the epidermis, where it is captured by Langerhans cells. Based on numerous scientific publications and our own research, we believe this unique mechanism of action has a favorable safety profile and that it generates a strong immune response that results in allergen desensitization. Our epicutaneous immunotherapy method allows us to develop product candidates addressing food allergies, as well as other unmet medical needs.

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

We are committed to finding a safe, effective and patient-friendly therapy for food-allergic patients, for whom there are no approved treatments. Compared to other allergy treatment approaches, we believe the safety profile of our EPIT method carried-out via the Viaskin patch may be able to offer significant therapeutic, tolerability and ease-of-use advantages to these patients. EPIT can be utilized as an allergy-specific immunotherapy commonly referred to as desensitization. Desensitization consists of repeated administration of small quantities of allergen to decrease allergen reactivity in patients. Currently studied desensitization methods include subcutaneous, sublingual and oral immunotherapy, which often require frequent or prolonged administration in specialized centers. In academic settings some successful cases exist, but large-scale pharmaceutical development in this field has been limited due to both the safety concerns and the commercial viability of these desensitization approaches for the treatment of food allergies. These methods may also be poorly designed for pediatric patients due to their safety profile or the inconvenient method of administration. Most importantly, some of these approaches are also known for triggering severe adverse events related to treatment, including anaphylaxis, risking the patient’s life during administration. Further, some of these methods have been also associated with an increased risk of adverse long-term treatment effects, such as EoE. As a self-administered treatment with a good safety profile, we believe Viaskin has positioned us as the company with the most advanced clinical program in food allergies to date.

The following table summarizes our most advanced product candidates:

We are focused on becoming the leader in discovering, developing and commercializing food allergies products. Our pipeline development strategy is based on leveraging Viaskin’s scientific profile while taking into consideration a combination of target market characteristics, which include allergen prevalence, persistence and severity. We select our target product candidates with the aim to address allergies that have high unmet medical needs.

Our lead product candidate, Viaskin Peanut, is currently being evaluated as a treatment for peanut allergic patients four to 11 years of age in a global Phase III program. Viaskin Peanut has obtained fast track designation and breakthrough therapy designation in children from the U.S. Food and Drug Administration, or FDA, which are regulatory designations intended to expedite or facilitate the process of reviewing new drugs and biological products that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. The European Medicines Agency’s, or EMA, Pediatric Committee has also adopted a positive opinion with respect to our Pediatric Investigation Plan, or PIP, for Viaskin Peanut, which is a prerequisite for the filing of marketing authorization for any new medicinal product in Europe.

In September 2014, we announced positive topline results for our Viaskin Peanut’s Efficacy and Safety, or VIPES, Phase IIb clinical trial of Viaskin Peanut for the treatment of peanut allergic patients, which was followed by a full study report presented at the 2015 AAAAI Annual Meeting in Houston, Texas. Following results from our Phase IIb trial, we launched a comprehensive Phase III program designed to assess the efficacy and safety of Viaskin Peanut in children. As part of our Phase III program development, we initiated the Peanut EPIT Efficacy and Safety Study, or PEPITES, a pivotal Phase III trial, in December 2015. PEPITES is designed to evaluate the safety and efficacy of Viaskin Peanut 250 µg in 356 peanut allergic patients four to 11 years of age. In August 2016, we launched the REAL Life Use and Safety of EPIT (REALISE) study, which is designed to evaluate the use and safety of Viaskin Peanut 250 µg in routine clinical practice in approximately 394 peanut allergic patients four to 11 years of age. Results from both PEPITES and REALISE are expected during the second half of 2017.

In October 2016, we announced topline results from the two-year OLFUS-VIPES study evaluating the long-term efficacy and safety profile of Viaskin Peanut for the treatment of peanut allergic children. OLFUS-VIPES, or OLFUS, is an open-label, follow-up study to VIPES. We previously provided an interim analysis from the first 12 months of OLFUS in October 2015.

We are developing our second product candidate, Viaskin Milk, for the treatment of cow’s milk protein allergy, or CMPA, in children two to 17 years of age, which received fast track designation from the FDA in September 2016. In November 2014, we initiated a multi-center, double-blind, placebo-controlled, randomized Phase I/II trial to study the safety and efficacy of Viaskin Milk in 198 patients with Immunoglobulin E, or IgE, mediated CMPA, which we refer to as the Milk Efficacy and Safety, or MILES, trial. In June 2015, we announced the successful completion of Part A of the MILES study, or Phase I, and we launched Part B, or Phase II, in October 2015. Results from MILES are expected in the first half of 2018.

In February 2015, we announced the development of our third product candidate, Viaskin Egg, for the treatment of patients suffering from hen’s egg allergy. Preclinical development for Viaskin Egg commenced in the first half of 2015 and is currently ongoing.

In addition to our development programs in food allergies, we are exploring the use of our Viaskin technology for the prevention and treatment of other areas of significant unmet medical need, including vaccines, inflammatory conditions and autoimmune diseases. In November 2015, we announced the enrollment of the first patient in the Study of efficacy and safety of the Viaskin Milk in Milk-Induced Eosinophilic Esophagitis in Children, or SMILEE, a Phase IIa investigator-initiated clinical trial assessing the safety and efficacy of Viaskin Milk for the treatment of milk-induced EoE. In February 2017, we announced the completion of enrollment of the SMILEE study. Results from the SMILEE study are expected during the first half of 2018. In September 2016, we initiated the first human proof-of-concept trial of Viaskin in the field of vaccination. Our Phase I clinical trial, which is being conducted in collaboration with the Geneva University Hospitals (HUG) and BioNet-Asia Co. Ltd., is testing Viaskin rPT for the reactivation of immunity against Bordatella pertussis (whooping cough) in 60 healthy adults and is expected to report results in the first half of 2017. Our other earlier stage product development programs include vaccination for respiratory syncytial virus and potential treatments for Crohn’s disease, neither of which have resulted in a product candidate to date. We are also exploring earlier stage opportunities in programs for the treatment of hemophilia A, celiac disease and type I diabetes.

In an effort to continue diversifying our product candidate pipeline, we are also exploring the use of our technology platform in the development of diagnostic tools for food allergies. In May 2016, we announced our entry into an exclusive global collaboration with Nestlé Health Science to develop MAG1C, a ready-to-use and standardized atopy patch test tool for the diagnosis of CMPA in infants and toddlers. Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally. We are eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, inclusive of a non-refundable upfront payment of €10.0 million that we received in July 2016.

We intend to commercialize our food allergy product candidates, if approved, independently in North America and certain European countries. In April 2016, we signed a lease for a commercial facility in Summit, New Jersey, which is intended to support the launch and commercialization of Viaskin Peanut in North America, if the appropriate regulatory approvals are received.

In other geographies and indications outside of food allergies, we may explore selective collaborations with parties who have relevant clinical and commercial expertise in order to maximize shareholder value.

Our Strategy

Our goal is to become the leading global biopharmaceutical company focused on discovering, developing, manufacturing and commercializing treatments for severe allergies. Key elements of our strategy are:

•	Rapidly Develop and Seek Marketing Approval for Viaskin Peanut— A comprehensive Phase III development program for Viaskin Peanut is currently in place. In December 2015, we initiated PEPITES, a pivotal efficacy and safety Phase III trial in peanut allergic children four to 11 years of age. In November 2016, we initiated REALISE, a Phase III safety trial in peanut allergic children four to 11 years of age. Results from the PEPITES and REALISE trials are expected in the second half of 2017. We also intend to explore additional marketing indications for Viaskin Peanut in other patient populations as part of our clinical development strategy, including infants one to three years of age. We previously announced clinical results for Viaskin Peanut, including results for VIPES, our Phase IIb trial of Viaskin Peanut, which met its primary endpoint in September 2014. In October 2016, we also reported topline results from the VIPES follow-up study, the OLFUS-VIPES trial, in which we observed that 24 additional months of therapy with Viaskin Peanut 250 µg increased the number of patients benefiting from treatment while maintaining a favorable safety, tolerability and compliance profile. In order to potentially expedite development of Viaskin Peanut, we have pursued and obtained both fast track and breakthrough therapy designations from the FDA for Viaskin Peanut. Pending regulatory approval after the completion of the Phase III program, we intend to seek marketing approval for Viaskin Peanut for the treatment of patients suffering from peanut allergy.

•	Advance the Development of Our Viaskin Technology Platform into Other Areas of Unmet Medical Need in Food Allergies—We are advancing the clinical development of Viaskin Milk to address IgE mediated CMPA, which is frequently the first food allergy that appears in early childhood and affects approximately 2% to 3% of the population in developed countries. We initiated MILES in November 2014, and are expecting results from this clinical trial in the first half of 2018. We obtained fast track designation from the FDA for Viaskin Milk in September 2016 for the treatment of CMPA in children two to 17 years of age. Preclinical development for Viaskin Egg is began in the first half of 2015 and is currently ongoing.

•	Become a Fully Integrated Biopharmaceutical Company Focused on the Commercialization of our Viaskin Food Allergies Product Candidates in the United States and Other Major Markets—We are utilizing our team’s unique expertise and knowledge in food allergies to rapidly advance clinical development and approval of our product candidates. In anticipation of commercial launches, we continue to enhance our manufacturing and commercial production capabilities. Given the limited number and targeted nature of the prescribers in our target markets, we currently intend to launch and commercialize our food allergies product candidates with our own specialty sales force.

•	Maximize the Value of our Innovative Viaskin Technology Platform by Building a Broad Immunotherapy Product Pipeline—We are leveraging our expertise in skin immunology science and believe that our Viaskin technology platform has the potential to support significant product opportunities beyond treatments for food allergies. To support our pipeline innovation strategy, we have commenced a number of proof-of-concept trials in the field of inflammatory and autoimmune diseases. In the first half of 2018, we expect results from a Phase IIa trial of Viaskin Milk in patients suffering from milk-induced EoE, an inflammatory disease of the esophagus. We also initiated our first human proof-of-concept trial in the field of boosting vaccination, a Phase I trial of Viaskin rPT for booster vaccination against pertussis, which is being conducted in collaboration with HUG and BioNet-Asia. We expect to report results of the trial in the first half of 2017. We have also advanced a number of pre-clinical indications, which could enable us to broaden our product pipeline, including the development of applications in Crohn’s disease, hemophilia A, as well as other early stage research opportunities and collaborations. We expect to selectively collaborate with leading pharmaceutical and biotechnology companies that have deep clinical expertise or extensive commercial infrastructure in other therapeutic areas of interest to us, in order to accelerate product candidate development and maximize shareholder value.

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

In the first stage, the allergic immune response begins with allergen sensitization. The first time an allergen penetrates the body via the skin or the mucosa, for example, the eyes, respiratory or digestive tracts, the immune system identifies the foreign element as dangerous and begins to produce specific antibodies against it. Antibodies are substances produced by the immune system that recognize and destroy certain foreign elements to which the body is exposed. The immune system produces different types of antibodies targeted to specific allergens. For allergic people, this phenomenon is known as sensitization. In the second stage of an allergic reaction, upon re-exposure to the allergen, the now sensitized immune system is ready to react. The antibody seeks to eliminate the allergen by triggering a collection of defense responses causing an allergic reaction. In various types of allergies, including food allergies, the antibody IgE plays an essential role in the development of the allergic disease. IgE is known for binding to allergens and triggering the release of cellular substances that can cause inflammation, thus triggering a cascade of allergic reactions. Allergic reactions range in severity and include hives, itching, swelling, shortness of breath, vomiting, and cardiac arrhythmia. Reactions vary in duration, and allergy patients experience these symptoms frequently unless treated properly. The most severe allergic reaction is anaphylaxis, which if not treated quickly by epinephrine injection, may progress to anaphylactic shock causing a rapid drop in blood pressure, loss of consciousness and possibly death within a few minutes.

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

Desensitization Allergy Treatments and their Limitations

Another therapeutic approach for the treatment of allergies is through a type of immunotherapy called desensitization therapy. Desensitization therapy consists of repeated administration of increasing quantities of allergen to decrease reactivity in allergic patients. It is currently recognized by the World Health Organization, or WHO, as the preferred therapeutic treatment for allergies. Desensitization therapy is widely used in respiratory allergies and allergies to insect bites. This treatment is traditionally performed by subcutaneous injections of increasing doses of the allergen at regular intervals in the hospital and under the supervision of a physician. Less invasive methods of administration, including oral drops and sublingual, or under the tongue, tablets, have also been developed to permit a simplified treatment that can be administered at home. For patients allergic to dust mites or pollen, desensitization by injection is the standard method of therapy.

However, while desensitization has shown potential in less severe allergies such as house dust mites or pollen, for food allergies and other severe allergies such as to peanut or milk proteins, existing desensitization therapies are not routinely used due to the high risk of anaphylactic shock, especially in children. Subcutaneous methods of desensitization have been shown to cause significant side effects. Clinical trials have been performed using oral immunotherapy, which consists in feeding small amounts of the offending allergen to the patient. While some of these trials have shown a desensitization effect, these therapies have been shown to trigger a high proportion of severe systemic reactions in certain cases, and we believe that this has limited their pharmaceutical development in the past.

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

There Are No Approved Treatments Suitable for Food Allergies

There are currently no approved medical therapies to treat food allergies. Strict avoidance of food allergens and early recognition and management of allergic reactions to food are important and the most common measures to prevent serious health consequences. However, strict avoidance of food allergen is very difficult to achieve, especially for children. Some foods can contain hidden traces of allergens, labeling is often deceptive and contamination of allergen-free foods occurs regularly. For example, according to a paper published in the Journal of Allergy and Clinical Immunology, or JACI, it is estimated that accidental exposure to peanuts in peanut allergic patients occurs once every three to five years and the annual incidence of accidental ingestion is between 15% and 40%.

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

Due to these safety concerns, existing techniques are limited to children who are at least six years old. Given these limitations, it has been difficult to commercialize large-scale desensitization efforts for young children, even if medical research suggests that early allergy treatment during the “window of opportunity” is the best prophylactic and therapeutic management of the disease.

In December 2016, the National Institute of Allergy and Infectious Diseases, or NIAID, a division of the National Institutes of Health, released updated clinical guidelines to aid health care providers in early introduction of peanut-containing foods to infants with the goal of possibly preventing the development of peanut allergy in patients at high-risk of developing peanut allergy. The new Addendum Guidelines for the Prevention of Peanut Allergy supplement the “Guidelines for the Diagnosis and Management of Food Allergy in the United States,” which were previously introduced by NIAID in December 2010. Development of the Addendum Guidelines was prompted by emerging data suggesting that peanut allergy may be prevented by early introduction of peanut-containing foods. However, the latest findings are part of a complicated and evolving global allergy landscape, and early introduction of peanut-containing foods is an effort to prevent, rather than treat, peanut allergy. The Addendum Guidelines categorize children by risk of developing a peanut allergy. The Addendum Guidelines recommend that high-risk infants that have already been diagnosed with severe eczema, egg allergy or both should have peanut-containing foods introduced into the diet as early as 4 to 6 months of age to reduce the risk of developing peanut allergy. Further, the Addendum Guidelines suggest that infants with mild to moderate eczema may have peanut-containing foods introduced into their diets around 6 months of age to reduce the risk of developing peanut allergy, and low-risk infants without eczema or any food allergy may introduce peanut-containing foods freely into their diets. The Addendum Guidelines recommend that high-risk infants have an evaluation by an allergy specialist, and that patients diagnosed with a peanut allergy should not be introduced to peanut-containing foods due to the risk of anaphylactic reactions and death. It is uncertain what effect the Addendum Guidelines will have on the development of peanut allergy in children or if it will decrease the prevalence of peanut allergy in the United States.

There is an Urgent Need for a Safe, Effective and Convenient Treatment for Food Allergic Patients

For all these reasons, food allergic patients, especially young children, their caregivers and their clinicians have long sought a safe, effective and convenient treatment. It is well understood that desensitization would be a desirable therapeutic approach as long as the procedure limits serious side effects, is convenient to administer and is effective. In particular, a therapeutic approach that promotes a long-term therapeutic effect would be most desirable. To date, no such technique has been developed and approved.

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

Viaskin—The First Epicutaneous Immunotherapy Product Candidate

Three important characteristics of our Viaskin technology platform contribute to its potential safety and efficacy:

•	The Viaskin patch contains the antigen in dry form, which allows it to retain its chemical properties optimally.

•	The Viaskin patch creates a condensation chamber with the skin. This increases the hydration of the skin and solubilizes the antigen, which allows it to penetrate the upper layers of the epidermis. Here, the antigen is close to tolerogenic, antigen-presenting cells in the body called the Langerhans cells.

•	The Viaskin patch delivers the antigen directly to the Langerhans cells, but not into the bloodstream, thereby aiming to avoid systemic allergic reactions. This mechanism of action leads to the potential safety of Viaskin, which has been observed in multiple clinical trials in over 400 subjects.

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

Viaskin—Targeting the Unique Immunological Properties of the Skin

Viaskin’s effect on the immune system has been the subject of numerous scientific analyses and publications, which have been featured in major medical journals and allergology conferences. These epigenetic and mechanistic studies have helped us characterize the Viaskin’s novel mechanism of action.

Our mechanism of action is unique and differentiated as it targets specific epidermal dendritic cells, called Langerhans cells, which capture the antigen and migrate to the lymph node in order to activate the immune system without passage of the antigen into the bloodstream. After the antigen has been presented to the T cells in the lymph node, it activates the Tregs, the main factor in the down-regulation of Th2 response with little influence in Th1 expression, thus rebalancing the immune response.

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

Viaskin—Compelling Clinical Benefits

We believe that our innovative approach to EPIT has the potential to offer compelling clinical benefits to patients suffering from severe allergies:

•	Our Epicutaneous Approach Targeting Langerhans Cells has the Potential to Induce an Immune Reaction with a Highly Tolerogenic Profile: By delivering the allergen directly to the lymph node through the Langerhans cells, EPIT activates specific Tregs that can down-regulate the Th2-oriented reaction to the allergen. The absence of passage of allergens into the bloodstream explains the potential safety while the activity in the lymph node explains the potential efficacy of EPIT.

•	Our Viaskin Patch Enables Continuous Antigen Exposure which has the Potential to Promote Sustained Tolerization: The Viaskin patch contains allergen protein in its original antigenic state, which allows the skin to be continuously exposed to the allergen over time. We believe this promotes a long-term, sustained therapeutic effect.

•	The Safety Profile and Ease of Use of Viaskin May Allow the Treatment of Allergies Very Early in Life: Because of its ease-of-use and observed safety profile, we believe our Viaskin technology will allow for the treatment of all patients suffering from severe allergies, including young children, limiting the risk of treatment-related anaphylaxis. As a result, we believe our approach will permit early treatment of allergies in children during the “window of opportunity” which could prevent disease progression in these patients or the development of polyallergies.

We believe Viaskin’s ability to induce epicutaneous immunological responses can also potentially be applied to other therapeutic areas, such as vaccination and treatment of inflammatory and autoimmune diseases.

Our Product Candidates

Our lead product candidate, Viaskin Peanut, is being developed for the treatment of peanut allergy in children, adolescents and adults. We have designed a comprehensive Phase III development program for Viaskin Peanut 250 µg in peanut allergic children four to 11 years of age. In December 2015, we initiated PEPITES, a randomized, placebo-controlled pivotal Phase III trial investigating the safety and efficacy of Viaskin Peanut 250 µg in 356 patients after 12 months of treatment. In November 2016, we initiated REALISE, a Phase III trial designed to generate safety data after six months of blinded treatment, as well as to evaluate the use of Viaskin Peanut 250 µg in routine clinical practice. Patients in PEPITES are eligible to enroll in PEOPLE (Open-Label Follow-Up Study of the PEPITES Study to Evaluate the Long-term Efficacy and Safety of Viaskin Peanut), a long-term, open label extension study of Viaskin Peanut 250 µg. In the PEOPLE study, patients who were randomized and received active treatment during PEPITES will receive Viaskin Peanut 250 µg for two additional years, while patients who received placebo during PEPITES will be treated with Viaskin Peanut 250 µg for three years. Blinded results from PEPITES and REALISE are expected in the second half of 2017. In September 2014, we announced topline results from our VIPES trial, a multi-center, double-blind, placebo-controlled, randomized Phase IIb clinical trial of Viaskin Peanut, which was followed by a full study report presented at the 2015 AAAAI Annual Meeting in Houston, Texas. The trial met its primary endpoint with the highest explored dose (Viaskin Peanut 250 µg), achieving statistical significance (p<0.01) in the percentage of treatment responders versus placebo. Following the completion of VIPES, 171 patients enrolled in a two-year open label follow-up study, OLFUS-VIPES, which reported topline results in October 2016. Data from OLFUS-VIPES show a significant increase in the number of children who responded to treatment after two additional years of therapy with Viaskin Peanut 250 µg, which we believe supports the long-term efficacy and safety profile of Viaskin Peanut for the treatment of peanut allergic children. An interim analysis of the first 12 months of the OLFUS study were presented during the 2016 AAAAI meeting in Los Angeles, California and complete 24-month results were presented at the 2017 AAAAI meeting in Atlanta, Georgia. Viaskin Peanut has also been explored independently in two large academic trials, CoFAR6 and ARACHILD. CoFAR6, a Consortium of Food Allergy Research, or CoFAR, study sponsored by the NIAID met its primary endpoint in cohorts treated with both Viaskin Peanut 100 µg (P=0.005) and Viaskin Peanut 250 µg (P=0.003). The 52-week results from CoFAR6 were presented at the 2016 AAAAI meeting and published in JACI in October 2016. In June 2013, the Assistance Publique—Hôpitaux de Paris, or AP-HP, presented data from its ARACHILD pilot trial of Viaskin Peanut. In June 2012, we presented proof-of-concept data at the European Academy of Allergy and Clinical Immunology, or EAACI, Congress from a multi-center, double-blind, placebo-controlled, randomized Phase Ib clinical trial of Viaskin Peanut.

Our second product candidate, Viaskin Milk, is being developed for children (including infants) for the treatment of two indications: IgE mediated CMPA and milk-induced EoE. Proof-of-concept data from a pilot clinical trial of Viaskin Milk was published in JACI in 2010. In November 2014, we initiated our 198-subject, multi-center, double-blind, placebo-controlled, randomized Phase I/II safety and efficacy MILES clinical trial of Viaskin Milk in patients with IgE mediated CMPA. Completion of Part A (Phase I) occurred in June 2015. Part B (Phase II) is expected to be completed in the first half of 2018.

We are also developing a third product candidate, Viaskin Egg, for the treatment of hen’s egg allergy. In the first half of 2015, we began pre-clinical work for this product candidate with the goal of initiating a clinical program if these studies are successful. Preclinical development is currently ongoing.

To support our pipeline innovation strategy, we have commenced a number of proof-of-concept trials in the field of inflammatory and autoimmune diseases. In November 2015, Dr. Jonathan Spergel from the Children’s Hospital of Philadelphia, or CHOP, initiated an investigator-sponsored multi-center, double-blind, placebo-controlled, randomized trial to assess the safety and efficacy of Viaskin Milk in pediatric patient populations with milk-induced EoE. Results from this 20-patient trial are expected in the first half of 2018. We also initiated our first human proof-of-concept trial in the field of boosting vaccination in September 2016, which is investigating the use of Viaskin rPT in a Phase I trial studying the ability of Viaskin rPT in the reactivation of immunity against Bordetella pertussis in 60 healthy adults. Our Viaskin rPT Phase I trial is being conducted in collaboration with the Geneva University Hospitals (HUG) and BioNet-Asia Co. Ltd. In November 2016, we announced the completion of dosing in the first cohort and the DSMB recommendation that the study continue with dosing in the second patient cohort. Dosing is ongoing in the second cohort, with trial results expected in the first half of 2017.

We are also exploring the use of the Viaskin technology platform in the development of diagnostic tools for food allergies. In May 2016, we announced our entry into an exclusive global collaboration with Nestlé Health Science to develop MAG1C, a ready-to-use and standardized atopy patch test for the diagnosis of CMPA in infants and toddlers. Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally.

Viaskin Peanut

Background

Peanut allergy is one of the most common food allergies, and can cause severe, potentially fatal, allergic reactions, including anaphylaxis. Strict avoidance of peanut is necessary as even trace amounts of peanut can cause severe allergic reactions. According to recent studies, food allergies, mainly to peanut, are responsible for 150 to 200 deaths every year in the United States and about 200,000 emergency room visits. While anaphylactic shock is the most severe allergic reaction to peanuts, many patients also suffer from a poor quality of life. Peanut allergies have lifelong effects and are often associated with psychological traumas, including fear of eating, antisocial behavior and anxiety.

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

Phase III Clinical Program — PEPITES and REALISE

PEPITES (Peanut EPIT Efficacy and Safety Study)

In December 2015, we initiated a pivotal Phase III trial designed to evaluate the safety and efficacy of Viaskin Peanut 250 µg in children four to 11 years of age suffering from peanut allergy. PEPITES is a global, randomized 2:1, double-blind, placebo-controlled Phase III trial, in which pediatric peanut allergic patients will be treated with Viaskin Peanut 250 µg or placebo for 12 months. During the trial, patients’ sensitivity to peanut protein will be assessed using a double-blind, placebo controlled food challenge, or DBPCFC, at baseline. The DBPCFC will be halted once the subject exhibits an objective symptom, as described on a pre-specified scale, thus establishing a subject’s peanut reactivity level, which is labeled as the patient’s eliciting dose, or ED. As in VIPES, subjects will receive a daily application of Viaskin Peanut or placebo over a 12-month treatment period. Each patch will be applied for 24 hours on the patient’s back.

Both the FDA and the EMA have agreed to a combined primary endpoint based on a responder analysis after 12 months of treatment. For patients with a baseline peanut protein ED equal to or less than 10 mg, a responder will be defined as a patient with a peanut protein ED equal to or greater than 300 mg of peanut protein after 12 months of treatment. For subjects with a baseline ED greater than 10 mg, a responder will be defined as a patient with a peanut protein eliciting dose equal to or greater than 1,000 mg of peanut protein after 12 months of treatment. Secondary endpoints will include the change from baseline of mean and median cumulative reactive dose of peanut protein, or CRD, which is used to establish the total quantity of peanut protein consumed during the DBPCFC. Serological markers will also be measured at baseline, three, six and 12 months in order to characterize the immunological changes observed in patients.

PEPITES randomized 356 patients in 31 centers across North America, including Canada and the United States, Europe and Australia. In June 2016, we announced the completion of enrollment of the PEPITES study. Based on this timeline, we expect study results to be available in the second half of 2017.

Following the completion of PEPITES, all patients are eligible to enroll in PEOPLE (Open-Label Follow-Up Study of the PEPITES Study to Evaluate the Long-term Efficacy and Safety of Viaskin Peanut), a long-term, open-label extension study of Viaskin Peanut 250 µg in children. In the PEOPLE study, patients who were randomized and received active treatment during PEPITES will receive Viaskin Peanut 250 µg for two additional years, while patients who previously received placebo during PEPITES will be treated with Viaskin Peanut 250 µg for three years. Patients enrolling in the PEOPLE study will remain blinded to their respective treatment group in PEPITES until the PEPITES study results become publicly available.

REALISE (REAL Life Use and Safety of EPIT)

In November 2016, we initiated a Phase III trial in peanut allergic children four to 11 years of age designed to assess the use and safety of Viaskin Peanut 250 µg in routine clinical practice. REALISE is a multicenter, randomized 3:1, double-blind, placebo-controlled Phase III trial, in which pediatric peanut allergic patients will be treated with Viaskin Peanut 250 µg or placebo for six months. Treatment course with Viaskin Peanut will consist of a daily application of the patch on the backs of the patients.

No DBPCFCs were required for entry or during the trial. Patients in the study will be selected based on a well-documented medical history of IgE-mediated reactions to peanut, including children with a history of severe anaphylaxis. The primary endpoint of the study is safety as measured by adverse events, treatment-emergent adverse events and serious adverse events after six months of blinded treatment. Secondary endpoints include evolution of peanut-specific serological markers over time, including IgE, immunoglobulin G and skin prick test wheal. Exploratory criteria will also include scores from subjects’ Food Allergy Quality of Life Questionnaire, or FAQLQ, and the Food Allergy Independent Measure, FAIM.

In March 2017, we announced the completion of enrollment in REALISE, which is expected to randomize approximately 394 patients in 32 centers across North America by the end of the first half of 2017. Based on this timeline, we expect study results to be available in the second half of 2017.

After the initial blinded six-month period, we expect that patients in both the placebo and active arms will be able to opt into an open-label portion of the study, which will continue monitoring patients for a total of 36 months of active treatment.

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

The VIPES trial was a multi-center clinical trial conducted at 22 sites in North America and Europe. In the trial, 221 peanut allergic subjects were randomized into four treatment arms to evaluate three doses of Viaskin Peanut, specifically 50 µg, 100 µg and 250 µg peanut protein, compared to placebo. The trial was prospectively organized across the three dose levels with two patient strata, composed of three different patient age groups: children (113 subjects, ages six to 11) for the first stratum and adolescents (73 subjects, ages 12 to 17) plus adults (35 subjects, ages 18 to 55) for the other stratum. Each patient underwent two DBPCFCs: one at initial screening and one at 12 months after initiation of treatment. The challenge was halted once the subject exhibited an objective symptom, thus establishing a subject’s ED. Patients in VIPES received a daily application of the Viaskin Peanut patch over a 12-month treatment period. Each patch was applied for 24 hours, either on the upper arm for adults (ages 18 to 55) and adolescents (ages 12 to 17) or on the back of children (ages six to 11).

Baseline peanut tolerance levels were established by measuring the peanut eliciting dose at which patients began to exhibit allergy symptoms, thus establishing the reactive baseline dose. The median baseline reactive dose in VIPES was 30 mg for children and 100 mg for adolescents and adults. The distribution of patients’ baseline reactive dose is summarized in the graph below.

The primary efficacy endpoint in the trial was the percentage of treatment responders for each active treatment compared to placebo. Trial responders were defined as patients who, after 12 months of treatment with Viaskin Peanut and using a DBPCFC, started to react at a dose of peanut protein equal to or greater than 1,000 mg, or at least a 10-fold increase in the eliciting dose of peanut protein compared to baseline. As a secondary efficacy endpoint, CRD was also used to establish the total quantity of peanut protein triggered patient reactions at month 12 versus placebo. Serological markers were also measured as additional secondary endpoints at baseline, three, six and 12 months in order to characterize the immunological changes observed in patients.

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

Results of VIPES Trial

In September 2014, we announced topline results for the VIPES trial, which was followed by a full study presentation at the 2015 AAAAI Annual Meeting in Houston, Texas, during an oral presentation by Dr. Sampson titled, “Epicutaneous Immunotherapy (EPIT) is effective and safe to treat Peanut Allergy: a multi-national, double-blind placebo-controlled randomized, phase IIb trial.” We discussed additional post-hoc analyses during a company event webcasted following the 2015 AAAAI meeting.

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

Patient compliance with daily Viaskin Peanut application was above 97%. The safety profile was confirmed across all active arms with no serious treatment-related adverse events reported or use of epinephrine related to treatment. Three separate Data Safety Monitoring Board, or DSMB, meetings concluded that VIPES did not have any safety concerns. In the trial, there were 20 SAEs, but none related to study drug. Of the 20 Serious Adverse Events, or SAEs, in VIPES, 14 were anaphylaxes during the DBPCFC, three were moderate anaphylaxes after accidental consumption of peanut containing foods outside of clinical trial site, one was a reaction to fish consumption, one respiratory distress case and one psychiatric case. The trial drop-out rate was 6.4%, or 14 patients, which was below the 15% rate initially anticipated. Two of the 14 drop-outs were related to the study drug due to dermatitis, one was due to uncontrolled asthma not related to treatment and the remaining 11 patients were drop-outs due to non-compliance, lost to follow-up or consent withdrawals. Furthermore, local cutaneous reactions, mostly mild and moderate, were observed in the majority of the active groups.

The following figures summarize these results.

Figure 1: Summary of VIPES Responders

Figure 2: Summary of VIPES Responders: Children

Figure 3: Summary of CRD Changes from Baseline in Children

Figure 4: Summary of Immunological Responses in Children

Figure 5: Summary of VIPES Responders: Adolescents and Adults

OLFUS-VIPES (Open-Label Follow-Up Study)

In September 2013, we initiated an open-label follow-up Phase IIb clinical trial called OLFUS-VIPES to assess the long-term efficacy and safety of Viaskin Peanut in patients with peanut allergy. OLFUS-VIPES is an extension trial for patients who completed the VIPES double-blind, placebo-controlled clinical trial, during which all patients were under active treatment with Viaskin Peanut 250 µg. OLFUS-VIPES includes 171 patients at 21 sites in North America and Europe, representing 83% of the patients who completed 12 months of therapy in the VIPES trial. The objective of this trial was to assess the efficacy and safety of Viaskin Peanut after up to 36 months of epicutaneous immunotherapy in peanut allergic subjects, as well as sustained unresponsiveness of subjects to peanut protein after cessation of treatment.

Results

In October 2016, we announced topline results for OLFUS-VIPES, which evaluated the long-term efficacy and safety of Viaskin Peanut for the treatment of peanut allergic children. The response rate in children (ages six to 11 at entry in VIPES) treated with the 250 µg dose for 36 months was observed to be long-lasting. In this dose cohort, 83% of children were observed to continue responding to treatment during the second year of OLFUS, up from 80% at month-12 of OLFUS and 57% at the OLFUS baseline. The average CRD for this treatment group progressed to 2,454 mg (1,440 mg median) of peanut protein at the completion of OLFUS, from 1,884 mg (1,440 mg median) at month-12 of OLFUS, from 1,068 mg (444 mg median) at the OLFUS baseline, and 84 mg (44 mg median) at baseline during VIPES entry [Figure 6]. Serological markers for this treatment group showed the strengthening of the immunological changes initially observed in VIPES. After 36 months, a median 36.5% decrease from the VIPES baseline value in peanut-specific IgE was observed, while the high median levels IgG4 were maintained at a 473% increase from the VIPES baseline [Figure 7]. Detailed study results were presented at the 2017 AAAAI meeting in Atlanta, Georgia by Dr. Wayne Shreffler during an oral presentation titled, “Efficacy and Safety of Long-Term Epicutaneous Immunotherapy (EPIT) Treatment of Peanut Allergy with Viaskin® Peanut: Results of the Two-Year Extension of the VIPES Phase IIb Clinical Trial.”

No drug-related epinephrine use or SAEs due to Viaskin Peanut were reported. The study’s median compliance rate, which was maintained at 95.5%, was also consistent with previously reported results from VIPES and prior observations in OLFUS.

After 24 additional months of treatment with Viaskin Peanut, no additional significant clinical response was observed relative to the OLFUS baseline in the adolescents and adults’ treatment group. Response rates consistent with the results observed in VIPES were shown in treatment-naïve adolescents and adults who received 24 months of therapy during OLFUS.

The following figures summarize these results.

Figure 6: Summary of Responders in OLFUS-VIPES — Children Treated for 36 Months with Viaskin 250 µg

Figure 7: OLFUS-VIPES Serological Evolution in Children Treated for 36 Months with Viaskin 250 µg

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

The 52-week CoFAR6 results were highlighted during two oral presentations at the 2016 AAAAI Annual Meeting in Los Angeles, California. Findings from this study were consistent with clinical data trends previously observed in VIPES. In the CoFAR6 trial, Viaskin Peanut was observed to have a favorable safety and tolerability profile across treatment groups, with no SAEs or epinephrine use related to treatment observed. Treatment adherence was high (97.1%), dropouts were low (8%), and no withdrawals occurred in the 250 µg treatment group. Cohorts treated with both Viaskin Peanut 100 µg (P=0.005), and Viaskin Peanut 250 µg (P=0.003) met the primary efficacy endpoint in all populations. The treatment response was enhanced in children four to 11 years of age, and also, with Viaskin Peanut 250 µg compared to Viaskin Peanut 100 µg. Based on additional analysis presented separately by us, we observed a greater response in children treated with the 250 µg dose (P=0.001). The CoFAR6 results were published in JACI in October 2016.

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

In addition, cow’s milk allergy is believed to be involved in many cases of EoE in children and it is estimated that EoE impacts one in every 2,000 children. EoE is a recently recognized allergic inflammatory disease, characterized by swelling of the esophagus. Typical symptoms include vomiting, abdominal pain, regurgitation, dysphagia and, in young children and infants, feeding difficulties and failure to thrive. Because the diverse and non-specific symptoms, EoE can be diagnosed only by esophageal biopsy. In addition to presenting symptoms, acute and chronic complications that may arise if EoE remains untreated include food impaction, esophageal stricture, narrow-caliber esophagus and esophageal perforation. EoE is considered to be a chronic condition with no currently approved treatments.

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

MILES (MILk Efficacy and Safety)

Our product candidate for the treatment of CMPA, Viaskin Milk, received fast track designation from the FDA in September 2016. In November 2014, we initiated our MILES trial, a multi-center, double-blind, placebo-controlled, randomized Phase I/II trial to study the safety and efficacy of Viaskin Milk in pediatric patient populations (ages two to 17) suffering from IgE mediated CMPA. This trial is being conducted in select U.S. and Canadian clinical centers. In the study, 198 subjects (18 subjects in Part A and 180 subjects in Part B) were randomized for treatment at 17 sites.

In June 2015, we announced results for Part A of MILES, which is equivalent to Phase I, which evaluated the safety of repeated daily applications of three escalating dose-levels of Viaskin Milk (150 µg, 300 µg and 500 µg cow’s milk protein) versus placebo during three weeks. The DSMB for the study recommended that the study continue and expressed no safety concerns after evaluating the Part A safety data of subjects treated with the three doses of Viaskin Milk.

In November 2016, we announced the completion of enrollment for Part B of the MILES study, or Phase II. Study results from MILES are expected in the first half of 2018. Part B is designed to evaluate the safety and efficacy of three doses of Viaskin Milk (150 µg, 300 µg, 500 µg) compared to placebo for 12 months. The primary efficacy endpoint will be the percentage of subjects who are treatment responders after 12 months, defined as subjects who meet at least one of the following criteria: (1) a 10-fold or greater increase in CRD of cow’s milk proteins at month 12 of the food challenge as compared to baseline value in addition to reaching tolerance to at least 144 mg of cow’s milk protein (approximately 4.5 mL of milk) or (2) a CRD of cow’s milk proteins greater than or equal to 1,444 mg (approximately 45 mL of milk) at month 12 of the food challenge. Secondary efficacy endpoints include, among others, the percentage of subjects who are treatment responders at month 24, the mean and median CRD of cow’s milk proteins at months 12 and 24 as well as the change in CRD from baseline, the change from baseline in the severity of symptoms elicited during the food challenge from baseline to months 12 and 24, and the change from baseline in quality of life assessments at months 12 and 24.

SMILEE (Study of efficacy and safety of the Viaskin MILk in Milk-Induced Eosinophilic Esophagitis in Children)

SMILEE is a double-blind, placebo-controlled, randomized 3:1 trial designed to evaluate the safety and efficacy of Viaskin Milk 500 µg for treating milk-induced EoE in children ages four to 17. The trial is being conducted by Dr. Jonathan Spergel at CHOP pursuant to an investigator-sponsored IND application that was accepted by the FDA in July 2015. Although we are providing assistance in the form of funding and trial supplies, this trial is being conducted by CHOP and supervised by Dr. Spergel.

Subjects with a documented medical history of EoE after ingestion of milk who currently adhere to a strict milk-free diet were considered for participation in the trial. Enrollment in SMILEE was completed in February 2017. In this study, 20 subjects, 15 in the active treatment group and five in the placebo group, were randomized and will be treated for nine months while remaining on a milk-free diet.

The subjects will then continue their assigned treatment during a milk reintroduction period (1 week to 2 months), for a total of up to 11 months of treatment. The primary efficacy endpoint will evaluate the maximum esophageal eosinophil count in the active treatment group compared to placebo at the end of treatment. Secondary efficacy endpoints will include the change in symptoms score at the end of treatment compared to baseline and mean esophageal eosinophil count at the end of treatment. Results from the SMILEE trial are expected in the first half of 2018.

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

Viaskin Egg

Background

Hen’s egg allergy is one of the most common food allergies in children. A 2011 study conducted in Australia estimated that up to 8.9% of infants react to raw egg. Several global studies suggest that egg allergy affects 1.5% to 3% of young children globally. However, most children seem to outgrow egg allergy before adolescence. A recent publication estimated that approximately 50% of children with egg allergy will become tolerant by six years of age, although resolution was highly correlated to lower egg-specific IgE levels and the absence of systemic reactions beyond topical sensitivity.

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

We began pre-clinical work for this product candidate in the first half of 2015 and plan to initiate a clinical program if these studies are successful. Preclinical development is currently ongoing.

Viaskin rPT

Background

Pertussis, commonly known as whooping cough, is a highly contagious respiratory illness caused by a type of bacteria known as Bordetella pertussis. Pertussis vaccination is recommended as part of routine childhood immunization. Although the incidence of pertussis has declined as a result of immunization of infants and young children, vaccine-induced immunity does not persist indefinitely. This phenomenon, known as waning immunity, has increased since the introduction of acellular pertussis vaccines in 1996, which tend to provide short-lived protection against the Bordetella pertussis bacteria. According to the U.S. Centers for Disease Control and Prevention, or CDC, there are 16 million pertussis cases worldwide each year, mainly in adolescents and adults who often can infect infants who have not yet completed their pertussis immunization. In these young patients, pertussis can be severe and fatal.

Booster immunizations are now recommended for adolescents and adults, but compliance is not always high. A new vaccine technology that is patient-friendly, painless and non-invasive could help increase the compliance for booster immunization against whooping cough.

Pilot Clinical Trial

In collaboration with the Geneva University Hospitals (HUG) and BioNet-Asia Co. Ltd., we are developing Viaskin rPT, BioNet’s genetically-detoxified recombinant pertussis toxin administered by our Viaskin patches as a booster vaccine against pertussis. In June 2015, scientific data demonstrating the potential application of the Viaskin technology to boost protective immunity against Bordetella pertussis (whooping cough) was published in Vaccine. In September 2016, we initiated a proof-of-concept Phase I dose-escalation, randomized, double-blind, placebo-controlled safety and immunogenicity study of Viaskin rPT in 60 young healthy adults 18 to 40 years of age who have been vaccinated during childhood against pertussis. The Viaskin patches will be applied for 48 hours, with a two-week interval between applications. Four weeks after the second Viaskin application, participants will receive one dose of Boostrix® dTpa vaccine to ensure the recall of immunity against diphtheria, tetanus and the three pertussis antigens. The primary endpoint of the study is safety. Secondary endpoints will assess the patients’ humoral responses elicited by Viaskin rPT 25 µg and 50 µg compared to placebo. Immune cellular responses will also be monitored as exploratory endpoints.

In November 2016, we announced the completion of dosing in the first cohort in which patients received two applications of Viaskin rPT 25 µg or placebo. The DSMB recommended that the study continue with dosing in the second patient cohort, which is expected to receive two applications of Viaskin rPT 50 µg or placebo. We expect to report results from our trial of Viaskin rPT in pertussis boosting vaccination in the first half of 2017.

Other Potential Viaskin Technology Applications

We believe that our broadly applicable technology platform, know-how and deep understanding of EPIT positions us well to develop product candidates in areas of unmet medical need in immunotherapy. We currently expect to selectively conduct product development programs outside of our core expertise in food allergies, and will often seek to collaborate with companies or agencies that are experts in a particular field of interest. To date, we have signed several collaboration agreements to broaden the number of indications we are pursuing with our Viaskin technology platform, while also developing other potential product candidates independently. We do not expect to provide regular updates unless and until we elect to move forward with any of these product candidates in a meaningful way:

•	We are exploring the use of our technology platform in the development of diagnostic tools for food allergies. In May 2016, we announced our entry into an exclusive collaboration with Nestlé Health Science to develop MAG1C, a ready-to-use and standardized atopy patch test for the diagnosis of CMPA in infants and toddlers. Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally. We are eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, inclusive of an upfront payment of €10.0 million.

•	With the Icahn School of Medicine at Mount Sinai, we are investigating the efficacy and mechanism of epicutaneous tolerance utilizing our Viaskin technology for the treatment of Crohn’s disease. In December 2015, preclinical data supporting Viaskin’s application in Crohn’s was presented at Crohn’s & Colitis Foundation of America Advances in Inflammatory Bowel Diseases, or AIBD, in Orlando, Florida.

•	With the French Institute for Agricultural Research, or INRA, we are developing a new vaccine strategy for respiratory syncytial virus, or RSV, in infants. This project seeks to offer a pre-clinical proof of concept for an innovative pediatric vaccine against RSV. This project is funded by the French National Research Agency, or ANR. In November 2015, we presented preclinical data on the use of Viaskin for vaccination against respiratory RSV at the RSV Vaccines for the World 2015, or RSVVW, meeting in La Jolla, California. In November 2016, we presented additional preclinical data on our RSV program, as well as during the 2017 AAAAI congress in Atlanta, Georgia.

•	With the Institut National de la Santé Et de la Recherche Médicale, or INSERM, we are developing a novel therapeutic strategy for hemophilia A with inhibitors. Data from this preclinical trial was presented during an oral presentation at the 2016 AAAAI meeting in Los Angeles, California.

In addition, we are continuing to explore other cellular mechanisms modulated by EPIT, such as biomarkers, in collaboration with Mount Sinai Hospital in the United States, the Centre d’Immunologie de Marseille-Luminy, or CIML, in France and Commissariat à l’Énergie Atomique et aux Énergies Alternatives, or CEA, in France. We believe that with improved knowledge about the evolution of immunological biomarkers and epigenetic modulation, we may be able to determine the level of patient response earlier during treatment, ensure follow-up and measure tolerance maintained once treatment is completed. At the 2016 EAACI meeting in Vienna, Austria, we presented initial findings from some of these collaborations, which suggest that proprietary biomarker modeling may be used to help monitor patient responses to Viaskin Peanut. Additional research is being performed to further strengthen the results of these early findings.

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

Viaskin is a Highly Scalable Manufacturing Technology

Over the past six years, we have tailored our electrospray technology to conduct further clinical development of our Viaskin technology and for its subsequent commercialization.

We currently rely on a contract manufacturer, Sanofi, to manufacture the active pharmaceutical ingredients used in our Viaskin product candidates, such as peanut protein extract. Our manufacturing machine then uses an electrospray technology to deposit the active pharmaceutical ingredient onto the Viaskin patch. For our pre-clinical testing, we used two different prototypes. We then developed a third-generation machine in 2009 to manufacture patches for our clinical trials. For the Phase I and II of Viaskin Peanut clinical trials, our electrospray machine, ES GEN3.1, was able to produce 15,000 patches per batch, which was sufficient for our clinical needs.

We developed a new version of this tool, ES GEN3.2, in 2014. This new generation manufacturing tool allows us to currently produce larger batch sizes of around 80,000 patches of Viaskin Peanut, which are compatible with our later-stage clinical development needs. Overall, on a yearly basis, ES GEN3.2’s throughput can reach up to 3.5 million patches.

We completed development of a commercial-scale version of our electrospray manufacturing tool, ES GEN4.0, in the first half of 2017. This tool will allow us to produce commercial batch sizes of around 650,000 patches, compatible with initial expected market demand. Overall, on a yearly basis, ES GEN4.0’s throughput is expected to reach approximately 30 million patches.

ES GEN3.1 (2009) 18 nozzles Used for Phase I and Phase II trials Batch size: 15,000 patches (Viaskin Peanut 250 µg)

ES GEN3.2 (2014) 54 nozzles Used for Phase III trials Batch size: 80,000 patches (Viaskin Peanut 250 µg) Improved electrospray process, forerunner of ES GEN4.0

ES GEN4.0 (2017) 288 nozzles To be used for commercial products Batch size: approximately 650,000 patches (Viaskin Peanut 250 µg) Scaled up to produce more patches annually

We believe our proprietary Viaskin manufacturing technology creates high barriers to entry to our line of business, particularly in the engineering and manufacturing of our Viaskin product candidates. We design, develop and build our manufacturing tools, and contract third-party manufacturers to operate it. We have entered into an agreement with a contract manufacturer, FAREVA, to manufacture the commercial batches of Viaskin Peanut patches.

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

To our knowledge, other pharmaceutical and biotechnology companies are also seeking to develop food allergy treatments, although many are in the discovery or preclinical stages. For example, Aimmune Therapeutics, Inc., formerly known as Allergen Research Corporation has completed enrolling patients in a Phase III trial to evaluate the safety and efficacy of its OIT product candidate, AR101, in peanut allergic patients. To our knowledge, the company uses a formulation of peanut flour for oral administration intended for oral desensitization to peanut. We are also aware of other companies that are working on recombinant peanut proteins capable of initiating an attenuated immune response of using subcutaneous administration. We are also aware that Sanofi has entered into licensing agreements of discovery platforms in selected food allergies, notably with Immune Design Corp. and may pose a competitive risk to our products in the future. AnaptysBio, Inc. announced that it is planning to conduct a Phase IIa trial to evaluate the safety of its IL-33 inhibitor product candidate, ANB020, in severe adult peanut allergic patients.

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

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific/educational programs, among other activities, must also comply with state and federal fraud and abuse laws, data privacy and security laws, transparency laws, and pricing and reimbursement requirements in connection with governmental payor programs, among others. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, the exclusion from participation in federal and state healthcare programs or refusal to allow a firm to enter into supply contracts, including government contracts and individual imprisonment. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

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

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, or BPCIA. This amendment to the PHSA attempts to minimize duplicative testing. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times, the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. However, complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

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

Similar to the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the European Union Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, a new Regulation No. 536/2014 on clinical trials on medicinal product candidates for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The new Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The new Regulation was published on June 16, 2014 but will not be applied before 2018 (its enactment shall be determined by the publication of an opinion delivered by the European Commission). Until then the Clinical Trials Directive 2001/20/EC will still apply. In addition, the transitory provisions of the new Regulation offer the sponsors the possibility to choose between the requirements of the Directive and the Regulation for one year from the entry into application of the Regulation.

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

The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA on the date on which Regulation No. 726/2004 enters into force or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

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

Other Regulatory Matters

French Regulatory Framework

In the European Union pending the entry into force of Regulation No. 536/2014, the regulation governing clinical trials is currently based on European Directive No. 2001/20/EC of April 4, 2001 relative to the implementation of good clinical practices in the conduct of clinical trials on medicinal products for human use. Each country of the European Union had to transpose this Directive into national law by eventually adapting it to its own regulatory framework.

In France, for example, Directive No. 2001/20/EC has been transposed by Act No. 2004-806 of August 9, 2004 relative to the public health policy and Decree No. 2006-477, April 26, 2006, modifying the title of the Code of Public Health dedicated to biomedical research. This regulation replaces the notification procedure arising from the Huriet-Sérusclat Act of December 20, 1988. The Act of August 9, 2004 was amended by the Act of March 5, 2012 and by the ordinance of June 16, 2016, which mostly aims at (i) adapting the provisions relating to clinical research to the new European Regulation No. 536/2014, (ii) a better response coordination among Ethical Research Committees in charge of reviewing research agreements and (iii) harmonizing data protection provisions with the latest legislative developments (Jardé Act). The Jardé Act was inapplicable for a long time, and applicable since November 18, 2016, date of its enforcement decree.

Article L. 1121-4 of the Public Health Code, as amended by the Ordinance of June 16, 2016, establishes a system of prior authorization issued by the ANSM with the favorable opinion of a competent Research and Ethics Committee. Since the entry into force of the Jardé Act, the competent Ethical Research Committee is selected randomly by drawing lots (article L.1123-6 of the Public Health Code). On the basis of Article L. 1123-7 of the same code, the Committee shall deliver its opinion on the research’s conditions of validity, particularly with respect to participant protection, their information and how they collect informed consent, as well as the project’s general relevance, the satisfactory nature of the assessment of benefits and risks and the adequacy between the objectives pursued and the means implemented. The ANSM, after submission of the complete file containing not only information on the clinical protocol, but also specific product data and its quality control, as well as results of pre-clinical studies may inform the sponsor that it objects to the implementation of the research. The sponsor can then modify the contents of his research project and submit this amended or supplemented request to the ANSM; this procedure may not, however, be applied more than once. If the sponsor does not alter the content of its request, the request is considered rejected.

Under the terms of the Decree of April 26, 2006, the time limit for the examination of a request for authorization cannot exceed 60 days from the receipt of the complete file (R.1123-32 of the Public Health Code). Finally, under Article L. 1123-11, in the event of risk to public health or if the ANSM considers that the conditions in which the research is implemented no longer correspond to the conditions indicated in the request for authorization or does not comply with the provisions of the Public Health Code, it may at any time request changes to procedures for the realization of research, and suspend or ban this research. The decision of November 24, 2006 sets the rules for Good Clinical Practice for biomedical research on medicines for human use provided for in Article L. 1121-3 of the Public Health Code. The purpose of Good Clinical Practice, or GCP, is to ensure both the reliability of data arising from clinical trials and the protection of persons participating in these clinical trials. GCPs shall apply to all clinical trials, including pharmacokinetics, bioavailability and bioequivalence studies in healthy volunteers and Phase II to IV clinical trials.

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

For example, the ACA, enacted in March 2010, has significantly impacted the health care industry. The ACA was expansive health reform legislation designed to expand coverage for the uninsured while at the same time containing overall healthcare costs enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms, and other changes. With regard to biopharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program. However, in January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, or the Budget Resolution, that authorizes the implementation of legislation that would repeal portions of the ACA. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. Congress also could consider subsequent legislation to replace elements of the ACA that are repealed. Continued pressure on biopharmaceutical product pricing is expected and may increase our regulatory burdens and operating costs.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. The Joint Select Committee on Deficit Reduction was tasked with recommending to Congress proposals in spending reductions. Because they did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, it triggered the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

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

Indeed, the price of medicinal products is negotiated between each pharmaceutical company and the CEPS as part of a master agreement between the French pharmaceutical companies association, or the LEEM, and the CEPS. The latest master agreement was signed on December 31, 2015 and will remain applicable for three years.

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

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant administrative, civil, and/or criminal penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity obligations, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations. If the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to administrative, civil, and/or criminal sanctions, including individual imprisonment and exclusion from government funded healthcare programs.

C. Organizational Structure.

The following diagram illustrates our corporate structure:

D. Property, Plants and Equipment.

Our corporate headquarters are located in Montrouge, France. Our principal offices occupy a 4,770 square meter facility consisting of office and laboratory space, pursuant to a lease agreement dated March 3, 2015, which expires on March 8, 2024. We also have a second facility in Bagneux, France, which was our former corporate headquarters. This facility consists of 1,479 square meters of office and laboratory space and is used primarily by our industrial and production teams. This lease expires in May 31, 2020.

We also have an office in North America to support our U.S. subsidiary as well as future commercialization needs. We sublease 3,913 square feet of office space in New York, New York. This sublease is for an initial period of 25 months and expires on June 30, 2017. We expect to enter into a similar lease agreement in the New York City area prior to end of our sublease.

We also lease a commercial facility of 8,919 square feet in Summit, New Jersey, which is intended to support the launch and commercialization of Viaskin Peanut in North America, if the appropriate regulatory approvals are received. This lease commenced on September 19, 2017 for a period of eight years and four months. This lease includes extension options of two to five-year periods.

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Overview

We are a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy by developing a novel technology platform called Viaskin. Our therapeutic approach is based on epicutaneous immunotherapy, or EPIT, our proprietary method of delivering biologically active compounds to the immune system through intact skin using Viaskin. We have generated significant data demonstrating that Viaskin’s mechanism of action is novel and differentiated, as it targets specific antigen-presenting immune cells in the skin, called Langerhans cells, that capture the antigen and migrate to the lymph node in order to activate the immune system without passage of the antigen into the bloodstream. We are advancing this unique technology to treat patients, including infants and children, suffering from food allergies, for whom safety is paramount, since the introduction of the offending allergen into their bloodstream can cause severe or life-threatening allergic reactions, such an anaphylactic shock.

We initially financed our operations through several private equity investments totaling €38.7 million. In 2012, we completed a

€40.6 million initial public offering of our ordinary shares on Euronext Paris. In 2013, we completed a €29.9 million private investment in public equity, or PIPE, of which we received net proceeds of €15.1 million and our selling shareholders received net proceeds of €14.8 million. In 2014, we completed a €104.5 million global underwritten public offering of both ADSs on the Nasdaq Global Select Market, or Nasdaq, and ordinary shares on Euronext Paris, issuing an aggregate of 3,074,686 ordinary shares, from which we received net proceeds of €93.7 million. In July 2015, we completed a €255.3 million underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 ADSs, from which we received net proceeds of €237.3 million. In connection with our 2015 public offering, our share capital increased by €414 thousand with a corresponding increase of €236.9 million in our share premium.

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

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

•	continue the development of our product candidates, including planned and future clinical trials;

•	seek regulatory approvals for our product candidates;

•	prepare for the potential launch and commercialization of our product candidates, if approved;

•	establish a sales and marketing infrastructure for the commercialization of our product candidates, if approved; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts, as well as our operations as a U.S. public company and French public company.

We do not expect to generate material revenue from product sales unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Until we can generate substantial revenue from product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding and collaborations such as the exclusive global collaboration we entered into with Nestlé Health Science in May 2016, strategic alliances and licensing arrangements or a combination of these approaches. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our financial statements for 2014, 2015 and 2016 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Operating Income

Our operating income consists of revenues and other income.

Revenues

We have historically derived substantially all of our revenue from sales of Diallertest Milk, our diagnostic product for the detection of cow’s milk protein allergy, or CMPA, in children, which was sold exclusively in France through a distribution partner. Sales of Diallertest Milk were moderate, totaling approximately 25,000 kits per year on average, for fiscal years 2012, 2013 and 2014. We discontinued our commercial partnership with respect to the product and ceased selling Diallertest Milk during the second half of 2015.

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

As a result, we have concluded that the CIR meets the definition of a government grant as defined in IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” and that the classification as other income within operating income in our statement of (loss) is appropriate.

We received the reimbursement of the CIR for the 2015 fiscal year in 2016. We have requested the reimbursement of the CIR for the 2016 fiscal year under the applicable rules and expect to be reimbursed in 2017.

Collaboration agreement with Nestlé Health Science

In May 2016, we announced our entry into an exclusive global collaboration with Nestlé Health Science for the development and, if approved, commercialization of MAG1C, an innovative, ready-to-use and standardized atopy patch test for the diagnosis of CMPA in infants and toddlers.

Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally. We are eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, including an upfront payment of €10.0 million. As of December 31, 2016, we recorded a deferred revenue balance with respect to payments received under our collaboration with Nestlé Health Science, which we will recognize over the service obligation period. Deferred revenue is included in other current and non-current liabilities, as applicable.

Cost of Goods Sold

Because we are not classified as a pharmaceutical laboratory, we historically contracted with a third party to manufacture our Diallertest Milk diagnostic product according to current good manufacturing practices, or cGMPs. The cost of goods sold therefore historically included the costs of manufacture we incurred through this service provider. We discontinued sales of Diallertest Milk during the second half of 2015.

Operating Expenses

Since inception, our operating expenses have consisted primarily of research and development activities, general and administrative costs and sales and marketing costs.

Research and Development

We engage in substantial research and development efforts to develop innovative pharmaceutical product candidates. Research and development expense consists primarily of:

•	cost of third-party contractors such as contract research organizations, or CROs, that conduct our non-clinical studies and clinical trials;

•	personnel costs, including salaries, related benefits and share-based compensation, for our employees engaged in scientific research and development functions;

•	purchases, real-estate leasing costs, as well as conferences and travel costs; and

•	depreciation, amortization and provisions.

Our research and development expenses in the periods presented mainly relate to the following activities:

•	Viaskin Peanut for the treatment of peanut allergy in children, adolescents and adults. A comprehensive Phase III global program designed to assess the efficacy and safety of Viaskin Peanut in children is currently underway, including the ongoing Peanut EPIT Efficacy and Safety Study, or PEPITES, in 356 peanut allergic patients four to 11 years of age, as well as the REAL Life Use and Safety of EPIT, or the REALISE study, which is designed to assess the use and safety of Viaskin Peanut 250 µg in routine clinical practice in approximately 394 peanut allergic patients four to 11 years of age. Results from both PEPITES and REALISE are expected during the second half of 2017. We completed the Viaskin Peanut’s Efficacy and Safety, or VIPES, study, a Phase IIb clinical trial of Viaskin Peanut, in the third quarter of 2014, which was followed by OLFUS-VIPES, an open label extension trial of VIPES. The topline results from the two-year OLFUS-VIPES was announced in October 2016.

•	Viaskin Milk for the treatment of Immunoglobulin E, or IgE, mediated CMPA in children. The Milk Efficacy and Safety, or MILES, study, a Phase I/II study exploring the efficacy and safety of Viaskin Milk in 198 children, is currently underway. Results for the MILES trial are expected in the first half of 2018.

•	Scaling of the Viaskin technology. Our efforts to increase our production capacity to support the commercialization of Viaskin Peanut, if approved, are currently ongoing.

•	Select proof-of-concept clinical trials and preclinical studies using the Viaskin platform in the field of inflammatory and autoimmune diseases are currently underway. Of note, the Study of efficacy and safety of the Viaskin MILk in Milk-Induced Eosinophilic Esophagitis, or EoE, in Children, or SMILEE, is an investigator-initiated Phase II trial investigating the use of Viaskin Milk for treatment of EoE in approximately 20 patients four to 17 years of age. SMILEE is being conducted at the Children’s Hospital of Philadelphia. A Phase I study of Viaskin rPT in the reactivation of immunity against Bordetella pertussis in 60 healthy adults is being conducted in collaboration with the Geneva University Hospitals (HUG) and BioNet-Asia Co. Ltd.

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

General and Administrative

General and administrative expense consists primarily of personnel costs and share-based compensation for finance, legal and administrative staff. General and administrative expense also consists of insurance costs and fees for professional services, mainly related to audit, IT and legal services, real estate costs, insurance costs, investor relations costs and communication and travel costs.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our expected continued growth in research and development activities and the potential commercialization of our product candidates. We also anticipate continued increased expenses related to finance, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, and our other expenses associated with being a U.S. public company and a French public company.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs and share-based compensation for sales and marketing staff, as well as consulting fees and travel costs.

Finance Income (Expense)

Our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of five years or less, allowing the funds to be freely withdrawn at any time without penalty. Savings and deposit accounts generate a limited amount of interest income, with very low counterparty risks. We expect to continue this investment philosophy.

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

Revenue Recognition

In accordance with International Accounting Standard 18, upfront payments and milestones received under our collaboration agreement are deferred and recognized over the service period obligation. Upon entry into the collaboration agreement, management estimated the expected service period obligation, as well as the cost involved in the project. Upfront payments and milestones are recognized on a straight line basis or, if the associated costs can be reliably estimated, based on the cost incurred under the project. Periodically, we reassess the estimated time and cost to complete the project and adjust the time period over which the revenue is deferred accordingly. If the outcome of a contract cannot be estimated reliably, revenue is recognized only to the extent of costs incurred that it is probable will be recoverable, in accordance with International Accounting Standard 11.

Conditional Advances

OSEO Innovation

Since inception, we have received multiple interest-free conditional advances from OSEO Innovation, or OSEO, the French Agency for Innovation and part of the Banque Publique d’Investissement. OSEO’s mission is to provide assistance and financial support to emerging French enterprises by providing such enterprises with growth capital to facilitate the development and commercialization of innovative technologies. Each award of a conditional advance is made to help fund a specific development project. See Note 11 to our consolidated financial statements for the years ended December 31, 2014, 2015 and 2016.

In the case of the conditional advances from OSEO, our obligation to repay these amounts is based on the technical and commercial success of the funded project, as determined by OSEO in its sole and subjective discretion. Once a project has been selected for funding by OSEO, both a payment and a repayment schedule are defined by contract. As the project advances, we provide OSEO with one or more interim progress reports and a final report when the funded project ends. Based on these reports, OSEO makes a subjective determination, in its sole discretion, as to whether the project is a partial or total technical or commercial success, or a technical or commercial failure. In the event OSEO determines that the project is a failure, we are required by contract to repay a minimum amount. In the event OSEO determines that the project is a partial success, there is a specified repayment schedule, provided that the parties may renegotiate a different repayment schedule in good faith. In the event OSEO determines that the project is a complete success, we are obligated to repay 100% of the amount of the conditional advance.

In the case of each conditional advance, we assume that OSEO will determine the project to be a total technical or commercial success and thus the maximum amount repayable with respect to such project will become due. However, actual results related to the development of these programs may differ from these estimates, in which case the financial liability reflected in our statement of financial statements for the conditional advances may be reduced. The current and non-current portions of the financial liability recognized in our statement of financial statements associated with these conditional advances are determined based on the applicable reimbursement schedules at the end of each reporting period. The portion of the conditional advances for terms longer than one year is classified as a non-current liability while the portion for terms of less than one year is classified as a current liability. In addition, in the case of each conditional advance, we treat the benefit resulting from the interest-free nature of the award as a subsidy and recognize this amount as other income over the applicable repayment period. We determine the amount of this deemed subsidy amount by applying a discount rate equal to the rate of fungible treasury bonds over the time period that corresponds to the time period of the repayment of the advances.

In addition to the conditional advances described above, since inception, we have received one non-refundable subsidy from OSEO in connection with our development of our legacy house dust mite product candidate. We refer to this development program as the ImmunaVia project. We account for this non-refundable subsidy as other income ratably over the duration of the funded project.

French Export Credit Insurance Company

In September 2007, we entered into an agreement with the French Export Credit Insurance Company, or COFACE, to support the promotion of our Diallertest Milk diagnostic product internationally. COFACE offers and manages, on behalf and under the guarantee of the French State, public guarantees to support exportations and investments made by French companies abroad. Under the terms of this agreement, we received a conditional advance payment of €147,534. We agreed to repay this advance at the rate of up to 7% of the export sales of Diallertest Milk until April 30, 2017. To date, our export sales for Diallertest Milk have been modest. During the second half of 2015, we discontinued our commercial partnership with respect to the product and ceased selling Diallertest Milk. We did not generate any revenue from sales of Diallertest Milk in 2016 and have discontinued any further commercialization of the product. At December 31, 2016, our repayment amount was equal to €146 thousand. However, our agreement with COFACE was terminated effective December 31, 2016 and we were not required to repay the remaining amount of the advance. The balance was written off by COFACE and we reported the €146 thousand as income.

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

Determining the fair value of share-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of share options. The determination of the grant date fair value of options using an option-pricing model is affected by assumptions regarding a number of complex and subjective variables. These variables include the expected term of the options, our share price volatility, risk-free interest rates and expected dividends, which are estimated as follows:

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

Expected Volatility. We are using our volatility on Euronext Paris observed in historical datasets from our stock quotes and volatility of comparable for the previous years.

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

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	December 31
	2014	2015	2016
Volatility	40%	40%	49%
Risk free interest rate	0.71%-0.89%	0.79%-0.81%	-0.32%-0.39%
Expected life (in years)	5.0-6.0	7.0	5.5-7.0
Dividend yield	—	—	—

For 2014, 2015 and 2016, we recorded employee share-based compensation expense of €4.6 million, €10.4 million and €34.7 million, respectively.

A.	Operating Results

Comparisons for the Years Ended December 31, 2014 and 2015

Operating Income

We generated operating income of €4.8 million in 2014 and €6.2 million in 2015, an increase of 29.5%. These incomes were mainly generated by our CIR, and more marginally by Diallertest Milk sales, and by subsidies received for research projects conducted by us.

	December 31,
	2014	2015
	(Amounts in thousands of Euros)
Revenues	211	202
Other income	4,551	5,964
Research tax credit	4,340	5,685
Subsidies	211	279
Total income	4,762	6,166

The CIR related to research programs is entirely recorded as operating income. The grants we received during the period were deducted from the calculation of the CIR base.

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

The revenues generated by Diallertest Milk, which was only marketed in France through a distributor, decreased by 4.1% during 2015, from €211 thousand in 2014 to €202 thousand in 2015. During the second half of 2015, we discontinued our commercial partnership with respect to the product and ceased selling Diallertest Milk.

Cost of Goods Sold

Because we are not classified as a pharmaceutical laboratory, we contracted with a third party to manufacture our Diallertest Milk diagnostic products according to the cGMP. The cost of goods sold therefore included the costs of manufacture through this service provider. The cost of goods represented 64.7% and 63.3% of our sales revenues in 2014 and 2015, respectively.

	December 31,
	2014	2015
	(Amounts in thousands of Euros)
Cost of goods sold	(136)	(128)

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

	December 31,
	2014	2015
	(Amounts in thousands of Euros)
Personnel expenses	7,703	13,268
Sub-contracting, collaboration and consultants	10,703	15,325
Research supplies	937	911
Small equipments and other supplies	249	795
Rental	255	1,094
Conferences and travel expenses	665	1,233
Depreciation and amortization	466	1,000
Maintenance and service costs	22	77
Others	143	531
Total research and development expenses	21,143	34,234

The increased expenditures from year to year resulted from the costs associated with both the PEPITES Phase III and OLFUS-VIPES trials of Viaskin Peanut, which were being conducted simultaneously in 2015, the ongoing MILES Phase I/II trial of the Viaskin Milk initiated in November 2014, as well as a substantial increase in research and development personnel in order to support our increasing number of active development programs.

In particular, we have incurred:

•	an increase of 72% in total payroll associated with research and development resulting from both an increase in staff from 42 employees at the end of 2014 to 72 employees at the end of 2015, and from an increase in share-based compensation expense in 2015;

•	an increase of 43% in subcontracting and collaboration costs, which includes the costs of service providers for the management of our clinical trials, including PEPITES, OLFUS-VIPES and MILES;

•	an increase of 329% in lease expenses as a result of the signing of a lease extension for our offices in Bagneux (France) in December 2014 and a new lease signed in March 2015 for our new headquarters in Montrouge (France);

•	an increase of 114% in depreciation, amortization and provisions reflecting our increased investment in equipment to conduct our clinical trials.

General and Administrative Expenses

During the period presented, our general and administrative expenses increased from €8.1 million to €16.9 million, or an increase of 108%.

Our general and administrative expenses are as follows:

	December 31,
	2014	2015
	(Amounts in thousands of Euros)
Personnel expenses	5,109	8,768
Fees	1,166	4,234
Rental	204	305
Insurance policies	230	1,239
Communication and travel expenses	633	1,010
Depreciation and amortization	111	74
Others	652	1,229
Total general and administrative expenses	8,105	16,859

The increase of €8.8 million in general and administrative expenses was primarily due to:

•	an increase of 72% in total payroll dedicated to administration and management, resulting from both an increase in staff from 14 employees at the end of 2014 to 18 employees at the end of 2015 as well as an increase in share-based compensation expense in 2015;

•	an increase of 263% in fees, mainly due to an increased level of audits, consulting and legal services expenses generated by our listing on Nasdaq and compliance with the Sarbanes-Oxley Act;

•	an increase of 60% in expenses related to supporting our corporate communications and investor relations efforts, including travel and Nasdaq listing expenses; and

•	an increase of 438% in insurance due to obtaining a directors and officers liability insurance policy for the benefit of our directors and officers in connection with our listing on Nasdaq.

Sales & Marketing Expenses

During the second half of 2015, we hired our first employees to support the launch and commercialization of Viaskin Peanut in North America, if the appropriate regulatory approvals are received.

	December 31,
	2014	2015
	(Amounts in thousands of Euros)
Personnel expenses	—	133
Fees	—	339
Communication and travel expenses	13	20
Total sales and marketing expenses	13	491

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

Comparison for the Years Ended December 31, 2015 and 2016

Operating Income

We generated operating income of €6.2 million in 2015 and €9.1 million in 2016, an increase of 47.3%. In 2015, income was mainly generated by our CIR and more marginally by sales of Diallertest Milk. In 2016, income was mainly generated by our CIR and by income recognized under the collaboration agreement we entered into with Nestlé Health Science in May 2016 and more marginally by subsidies received for research projects conducted by us.

	December 31,
	2015	2016
	(Amounts in thousands of Euros)
Revenues	202	—
Other income	5,964	9,084
Research tax credit	5,685	7,228
Subsidies	279	303
Other operating income	—	1,554

Total income	6,166	9,084

The CIR related to research programs is entirely recorded as operating income. The grants we received during the period were deducted from the calculation of the CIR base. For the year ended December 31, 2016, we recorded other income related to CIR of €7.2 million, which we requested for reimbursement in 2017. In 2016, we received the reimbursement of €5.7 million for the 2015 CIR under the community small and medium business scheme.

The increase of €1.5 million, or 27.1%, in the CIR recorded in 2016 reflects the acceleration of our various development programs in 2016, mainly due to simultaneously conducting clinical trials on both Viaskin Peanut and Viaskin Milk and the beginning of the Phase I study of Viaskin rPT for pertussis booster vaccination.

As of December 31, 2016, we recorded a deferred revenue balance with respect to payments received under our collaboration with Nestlé Health Science, which we will recognize over the service obligation period. Deferred revenue is included in other current and non-current liabilities, as applicable.

During the second half of 2015, we discontinued our commercial partnership with respect to the product and ceased selling Diallertest Milk. We did not generate any revenues from the sales of Diallertest Milk in 2016.

Cost of Goods Sold

Since we discontinued our commercial partnership with respect to Diallertest Milk and ceased selling the product during the second half of 2015, we did not have any cost of goods sold in 2016.

Because we were not classified as a pharmaceutical laboratory, we contracted with a third party to manufacture our Diallertest Milk diagnostic product in 2015 according to the cGMP. In 2015, the cost of goods sold therefore included the costs of manufacture through this service provider and represented 63.3% of our sales revenues.

	December 31,
	2015	2016
	(Amounts in thousands of Euros)
Cost of goods sold	(128)	—

Research and Development Expenditures

From 2015 to 2016, the total amount spent by us for research and development activities increased by €44.6 million from €34.2 million to €78.8 million, or an increase of 130.3%.

Our external research and development expenses consist primarily of startup fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical studies, and costs related to acquiring and manufacturing clinical study materials.

	December 31,
	2015	2016
	(Amounts in thousands of Euros)
Personnel expenses	13,268	32,777
Sub-contracting, collaborations and consultants	15,325	34,413
Research supplies	911	1,234
Rental	1,094	1,903
Conference and travel expenses	1,233	2,387
Depreciation and amortization	1,000	1,141
Maintenance and service costs	77	1,325
Small equipment and other supplies	795	2,675
Others	531	973

Total research and development expenses	34,234	78,828

The increased expenditures from year to year resulted from the costs associated with the PEPITES, PEOPLE and REALISE Phase III trials of Viaskin Peanut, the ongoing MILES Phase I/II trial of the Viaskin Milk, as well as a substantial increase in research and development personnel in order to support our increasing number of active development programs.

In particular, we have incurred:

•	an increase of 147.0% in total payroll expenses associated with research and development resulting from both an increase in headcount from 72 employees in 2015 to 126 employees in 2016, and from an increase in share-based compensation expense related to equity awards granted during 2015 and 2016. Excluding share-based compensation expenses, we recorded an increase in payroll expenses associated with our research and development of 88.2%;

•	an increase of 124.6% in sub-contracting, collaboration and consultant costs, which includes, in particular, expenses incurred under agreements with our service providers that conduct our clinical studies within the framework of:

•	the Phase III trial PEPITES for Viaskin Peanut, which patient recruitment objective was reached in June 2016, and for which an expansion clinical program was established in August 2016;

•	the Part B, or Phase II follow-up trial of the Phase I/II study for Viaskin Milk, which we refer to as the MILES trial, for which FDA fast track designation was granted in September 2016;

•	the initiation of the SMILEE study, a Phase IIa investigator-initiated clinical trial for the safety and efficacy of Viaskin Milk for the treatment of milk-induced EoE in pediatric patient populations; and

•	the initialization of a Phase I study of Viaskin rPT for pertussis booster vaccination in collaboration with BioNet-Asia Co. Ltd. and the Geneva University Hospitals (HUG).

•	an increase of €0.8 million in real estate expense related to our entry into a lease for our corporate headquarters in Montrouge (France);

•	an increase of €1.2 million in maintenance and service costs associated with maintenance costs incurred to prepare hosting site for production equipment;

•	an increase of €1.9 million in small equipment and other supplies mainly corresponding to the increase in costs incurred to produce patches for our clinical trials;

•	an increase of 14.1% in depreciation, amortization and provisions reflecting our increased investment in equipment to conduct our clinical trials;

•	an increase of 93.6% in conferences and travel expenses due to an increased number of clinical studies being conducted and our participation in various conferences.

General and Administrative Expenses

During the period presented, our general and administrative expenses increased from €16.9 million to €35.0 million, or an increase of 107.6%.

Our general and administration expenses are as follows:

	December 31,
	2015	2016
	(Amounts in thousands of Euros)
Personnel costs	8,768	22,613
Fees	4,234	7,701
Rental	305	501
Insurance policies	1,239	1,853
Communication and travel expenses	1,010	1,136
Depreciation and amortization	74	181
Others	1,229	1,020

Total general and administrative expenses	16,859	35,005

The increase of €18.1 million in general and administrative expenses was primarily due to:

•	an increase of 157.9% in personnel costs primarily associated with an increase in headcount from 18 employees in 2015 to 31 employees in 2016, and from related employee-related expenses including share-based compensation expense due to increased headcount. Excluding share-based compensation expenses, we recorded an increase in G&A personal costs associated of 105.4%;

•	an increase of €3.5 million in fees, mainly due to professional fees for auditing, tax and legal services to support our growth and expanding operations;

•	an increase of 49.6% in insurance costs due to obtaining a directors and officers liability insurance policy for the benefit of our directors and officers in connection with our listing on Nasdaq;

•	an increase of 12.5% in expenses related to supporting our corporate communications and investor relations efforts, including travel.

Sales & Marketing Expenses

As of December 31, 2016, sales and marketing expenses amounted to €11.3 million and mainly include payroll for U.S. employees and fees to prepare the launch and commercialization of Viaskin Peanut in North America, if the appropriate regulatory approvals are received.

Sales and marketing expenses are as follows:

	December 31,
	2015	2016
	(Amounts in thousands of Euros)
Personnel expenses	133	4,954
Fees	339	4,447
Communication and travel expenses	20	1,393
Others	—	487

Total sales and marketing expenses	491	11,282

Our direct sales and marketing expenses consist principally of personnel expenses and consultant fees.

Financial Profit (Loss)

Our net financial profit increased to €1.5 million in 2016 from €0.9 million in 2015, an increase of 72.0%. This item includes the financial revenues on our financial assets, foreign exchange gains and accretion expenses in connection with the OSEO, BpiFrance and COFACE conditional advances.

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

The table below summarizes our sources and uses of cash for the years ended December 31, 2014, 2015 and 2016.

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Net cash flow used in operating activities	(20,560)	(26,763)	(59,538)
Net cash flow used in investment activities	(1,096)	(5,347)	(8,300)
Net cash flow provided by financing activities	96,808	241,014	1,666
Net increase / (decrease) in cash and cash equivalents	75,152	208,904	(66,172)

Cash Used in Operating Activities

Our net cash flows used in operating activities was €59.5 million, €26.8 million and €20.6 million for 2016, 2015 and 2014, respectively.

During 2014, our net cash flows used in operating activities increased due to further advances in our research and development programs, mainly due to the completion of our Phase IIb clinical trial of Viaskin Peanut, as well as the continuation into the study’s open-label extension trial. Further development of Viaskin Milk also contributed to the cash flow increase in this period.

During 2015, our net cash flows used in operating activities increased due to our advances in our research and development programs, mainly Viaskin Peanut, which progressed into a Phase III clinical trial during this period, continuation of the OLFUS-VIPES trial and continuation of the MILES trial. This increase was partially offset by a positive change in working capital of €6.0 million over the period.

During 2016, our net cash flows used in operating activities increased due to advances in our research and development programs and related increased research and development expenses. This increase was partially offset by a positive change in working capital of €19.0 million over the period.

Cash Used in Investment Activities

Our net cash flows used in investment activities were €1.1 million, €5.3 million and €8.3 million in 2014, 2015 and 2016, respectively.

Cash used in investment activities in 2014 reflects the acquisition of industrial and laboratory equipment required to conduct our development programs, as well as the refurbishment of our facilities. The increase in cash used in investment activities in 2015 resulted from the relocation of our headquarters to Montrouge (France), as well as purchasing certain manufacturing materials for our product candidates. In 2016, cash used in investment activities increased due to the buildout of our corporate headquarters in Montrouge and purchase of tools and equipment for the design, development and manufacture of industrial machines.

Cash Provided by Financing Activities

Our net cash flows resulting from financing activities decreased to €1.7 million in 2016 from €241.0 million in 2015 and from €96.8 million in 2014, as the 2014 and 2015 amounts reflected the proceeds from our underwritten public offering in each of 2015 and 2014.

Consistent with customary practice in the French securities market, we entered into a liquidity agreement (contrat de liquidité) with Natixis on April 13, 2012. The liquidity agreement complies with applicable laws and regulations in France. The liquidity agreement authorizes Natixis to carry out market purchases and sales of our shares on Euronext Paris. As of December 31, 2016, we have contributed an aggregate of €1.3 million to the liquidity account. The amount is classified in other non-current financial assets in our statement of financial position. At December 31, 2016, 3,747 shares and €1.3 million were in the liquidity account. The liquidity agreement has a term of one year and will renew automatically unless otherwise terminated by either party.

Cash and Funding Sources

During 2014 and 2015, we obtained new financing on the public markets by issuance of securities.

	Equity capital	Bank Loans	Other debt	Total
	(Amounts in thousands of Euros)
2014	93,711	—	3,128	96,839
2015	237,323	—	865	238,188
2016	—	—	—	—

Total	331,034	—	3,993	335,027

We have incurred net losses each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from general and administrative expenses associated with our operations.

We have not incurred any bank debt. Other debt is comprised of conditional advances which are detailed as follows.

As of December 31, 2016, we benefited from multiple conditional advances from OSEO, which advances do not accrue interest and are repayable at 100% in the event of technical and/or commercial success of our product, as determined solely and subjectively by OSEO, a non-refundable subsidy from OSEO, a conditional advance from COFACE and an interest-free loan by Bpifrance.

•	2nd OSEO advance: On January 10, 2005, we obtained a conditional advance of €600,000 from OSEO for a project to design a high-speed prototype machine to produce patches and to develop second-generation patches in particular intended for the detection of various allergies. The entire sum had been received as of December 31, 2010. The repayment of this grant was made in accordance with the initial schedule, with the final repayment made on April 2, 2013.

•	3rd OSEO advance: In 2011, we obtained a conditional advance by OSEO for a total amount of €640,000 to finance the development of our programs to treat CMPA. This amount has been fully received, with a first payment of €256,000 in December 2011, a second payment of €256,000 in June 2013 and remaining €128,000 balance paid in January 2014. If the program is deemed to be technically or commercially successful, as determined by OSEO in its sole and subjective discretion it will be repaid in 16 quarterly installments defined as follows: four payments of €64,000 starting on September 30, 2014, then 12 payments of €32,000 starting on September 30, 2015, until June 30, 2018. If this project is deemed to be a technical failure, we will still be obligated to repay OSEO the amount of €256,000.

•	4th OSEO advance: In 2013, we obtained a conditional advance by OSEO for a total amount of €3.2 million in the context of a research and clinical development collaborative project in the field of house dust mites allergies in young children. We refer to this development program as the ImmunaVia project. €903,500 was received in April 2013, €864,989 was received in January 2015, €918,000 is expected as from October 2015 and €481,162 is expected in April 2018. Unless OSEO deems our company to be a commercial failure, we will reimburse €400,000 no later than June 30, 2021, €800,000 no later than June 30, 2022, €1.1 million no later than June 30, 2023 and €1.5 million no later than June 30, 2024. In addition, we received from OSEO a total of €1,919,056 in the form of a non-refundable subsidy.

•	COFACE advance: In September 2007, we entered into an agreement with COFACE in order to support the promotion of our Diallertest Milk product internationally. COFACE offers and manages, on behalf and under the guarantee of the French State, public guarantees to support exportations and investments made by French companies abroad. Under the terms of this agreement, we received a conditional advance payment of €147,534. We agreed to repay this advance at the rate of up to 7% of the export sales of Diallertest Milk for a period of five years, or until April 30, 2017. At December 31, 2016, our repayment amount was equal to €146 thousand. However, our agreement with COFACE was terminated effective December 31, 2016 and we were not required to repay the remaining amount of the advance. The balance was written off by COFACE and we reported the €146 thousand as income.

•	Bpifrance interest-free loan: In 2014, we obtained an interest-free loan from Bpifrance Financement in the amount of €3.0 million to support the pharmaceutical development of Viaskin Milk. This assistance was received in a single disbursement in November 2014.

The activity for the conditional advances recorded during 2014, 2015 and 2016 is summarized in the table below:

	3rd OSEO contract	4th OSEO contract	BPI advance	COFACE	Total
(Amounts in thousands of Euros)
Balance sheet debt at start of period 01/01/2014	504	792	—	146	1,443
+ receipts	128	—	3,000	—	3,128
- repayments	(128)	—	—	—	(128)
+/- other transactions (1)	2	13	(416)	5	(396)

Balance sheet debt as at 12/31/2014	507	805	2,584	151	4,047
+ receipts	—	865	—	—	865
- repayments	(192)	—	—	—	(192)
+/- other transactions (1)	3	(2)	82	5	89

Balance sheet debt as at 12/31/2015	318	1,669	2,666	156	4,809
+ receipts	—	—	—	—	—
- repayments	(128)	—	—	(147)	(275)
+/- other transactions (1)	2	16	85	(9)	95

Balance sheet debt as at 12/31/2016	192	1,684	2,751	0	4,628

(1)	The changes in “other transactions” are comprised of the effect of discounting conditional advances.

Operating Capital Requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 18 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. In any event, we will require additional capital to pursue pre-clinical and clinical activities, obtain regulatory approval for, and to commercialize our product candidates.

Until we can generate a sufficient amount of revenue from our product candidates, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches.

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

Our present and future funding requirements will depend on many factors, including, among other things:

•	the size, progress, timing and completion of our clinical trials for any current or future product candidates, including Viaskin Peanut and Viaskin Milk;

•	the number of potential new product candidates we identify and decide to develop;

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;

•	the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;

•	selling and marketing activities undertaken in connection with the anticipated commercialization of the Viaskin Peanut product candidate and any other current or future compounds and costs involved in the creation of an effective sales and marketing organization; and

•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future potential partnership agreements on the Viaskin platform.

For more information as to the risks associated with our future funding needs, see the section titled “Item 3.D—Risk Factors.”

Capital Expenditures

As all the clinical research and development expenditures are posted to the accounts as expenses until marketing authorizations are obtained, the principal investments made over 2014, 2015 and 2016 have been related primarily to the acquisition of laboratory equipment and, secondarily, to the acquisition of computer and office equipment.

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Intangible assets	(31)	(148)	(215)
Property, plant, and equipment	(941)	(4,360)	(7,992)
Non-current financial assets	(124)	(839)	(93)

Total	(1,065)	(5,347)	(8,300)

In 2014, we purchased tools and equipment for the design, development and manufacture of industrial prototypes and tools for €0.6 million and we spent €0.3 million on the acquisition of laboratory equipment. Also, €0.8 million was allocated to additional funding of our liquidity contract and €0.1 million was spent as a guarantee deposit in the context of expending our facilities.

In 2015, we purchased tools and equipment for the design, the development and manufacturing of industrial prototypes and tools for €2.2 million and we spent €1.9 million for the relocation of our corporate headquarters to Montrouge (France).

In 2016, the increase results primarily from

•	the buildout of Montrouge, Bagneux and Summit premises for €2.4 million;

•	the purchase of tools and equipment for the design, development and manufacture of industrial machines such as Gen 4.0 and Cut Pack for €3.2 million;

•	the purchase of laboratory, clinical and other validation equipment for €1.9 million.

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

F. Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2016. Future events could cause actual payments to differ from these estimates.

	Less than One year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(Amounts in thousands of Euros)
Long-term debt obligations	578	1,117	1,414	1,518	4,627
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	2,366	4,385	3,719	4,799	15,269
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	6,063	4,307	377	10,746

Total	2,944	11,565	9,440	6,694	30,642

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

In April 2016, we signed a lease for a commercial facility in Summit, New Jersey, which is intended to support the launch and commercialization of Viaskin Peanut in North America, if the appropriate regulatory approvals are received.

G. Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of March 22, 2017. Unless otherwise stated, the address for our executive officers and directors is 177-181 avenue Pierre Brossolette, 92120 Montrouge, France.

Name	Age	Position(s)
Executive Officers:
Dr. Pierre-Henri Benhamou	61	Chief Executive Officer, Chairman of the Board of Directors and Co-Founder
Bertrand Dupont	65	Chief Technology Officer
David Schilansky	41	Chief Operating Officer and Chief Financial Officer
Laurent Martin	50	Chief Development Officer
Charles Ruban	45	Chief Commercial Officer
Dr. Hugh Sampson	68	Chief Scientific Officer
Dr. Lucia Septién	55	Chief Medical Officer
Non-Employee Directors:
Dr. Torbjörn Bjerke(1)(2)	54	Director
Maïlys Ferrère	54	Director
Claire Giraut(1)	60	Director
Michael J. Goller	42	Director
George Horner III(1)(2)	72	Director
Daniel Soland(1)(2)	59	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.

Executive Officers:

Dr. Pierre-Henri Benhamou co-founded our company in 2002, and has served as our Chief Executive Officer from 2002 to present (except from 2006 to 2010, when he was Chief Scientific Officer) and Chairman of our board of directors since our initial public offering on Euronext Paris in March 2012. With Dr. Christophe Dupont, he described and patented for the first time the epicutaneous method of immunotherapy and explored with our scientific team the wide range of applications of the method. Dr. Benhamou is a physician, specializing in pediatric gastroenterology. He has held numerous clinical and academic positions. He received the Altran Foundation Prize for Innovation in 2003 for his work on the development of diagnostic patch tests. Dr. Benhamou has published numerous papers, originated key scientific collaborations for us and has been instrumental in forming our Scientific Advisory Board. Dr. Benhamou holds an M.D. from Faculté de Médecine de Paris in 1984 and his specialization degree in Pediatrics in 1987. The board of directors believes that Dr. Benhamou’s leadership, deep knowledge of our company and scientific experience will allow him to drive us to the success of our objectives.

Bertrand Dupont, one of our founders, has served as our Chief Technical Officer since 2002. He is a member of our Executive Committee. As our Chief Technology Officer, Mr. Dupont oversees the technical development around the Viaskin technology. Mr. Dupont received an engineering degree from the School of Arts et Métiers of Paris in 1974 and an aggregation in mechanical engineering in 1987.

David Schilansky has served as our Chief Financial Officer since December 2011 and as our Chief Operating Officer since January 2015. He supervises all of our financial activities, human resources, general secretary, communication, investor relations as well as our partnership and business development activities. He is a member of our Executive Committee. From 2006 to 2011, Mr. Schilansky held various important positions at the Ipsen Group, or Ipsen, including serving as its Interim Chief Financial Officer, Deputy Chief Financial Officer, a member of Ipsen’s Executive Committee and other positions in the administration and finance department and participated in various external growth operations and creation of Ipsen’s investor relations function. From 2003 to 2006, Mr. Schilansky spent three years at Thomson Inc. (now Technicolor S.A.) as co-head of investor relations. From 1999 to 2002, he spent three years at Warburg Dillon Read (now UBS Investment Bank) in the field of mergers and acquisitions. Mr. Schilansky received a master’s degree from Université de Paris Dauphine and a master’s degree from the Imperial College in London.

Laurent Martin has served as our Chief Development Officer since January 2016, and is a member of our Executive Committee. Dr. Martin has also been a Responsible Pharmacist (Qualified Person) since March 14, 2017. Prior to 2016, Dr. Martin held several leadership positions since he joined us in 2007, including Senior Executive Vice President, Product Strategy & Regulatory Affairs and Director of Regulatory Affairs & Quality. Dr. Martin has a strong record of accomplishment in registering products in the United States and Europe and has expertise in CMC, quality, pre-clinical and pharmaceutical development. He previously held key positions at Galderma, Fournier and Guerbet as well as Orphan Europe. Dr. Martin received his PharmD from the Université René Descartes in Paris, an M.B.A. from IAE Paris Sorbonne and a Master of Law in Public Health from the faculty of Sceaux.

Charles Ruban has served as our Chief Commercial Officer since January 2016 and has held various positions since joining us in June 2012, including serving as our Senior Executive Vice President of Clinical Development & North American Operations and Chief Development Officer. He currently oversees all of our development activities from manufacturing and quality control to clinical trials and regulatory affairs and is a member of our Executive Committee. From 2003 to 2012, Mr. Ruban held various executive positions at Stallergènes S.A., including the position of Senior Vice President of Product Development, member of the Executive Committee, Director of Research & Development Program and Director of Supply Chain. From 1994 to 2003, Mr. Ruban spent nine years at Eurogroup Consulting Holding as a management consultant. Mr. Ruban received an engineering degree from the Ecole Centrale de Lyon, trained at Harvard-MIT Division of Health Sciences and Technology for his M.S. in Biomedical Engineering and graduated with an Executive M.B.A. from INSEAD.

Dr. Hugh A. Sampson has served as our Chief Scientific Officer since June 2015 and is a member of our Scientific Advisory Board. Dr. Sampson has been a member of our Executive Committee since January 2017. Dr. Sampson maintains his positions as the Director of the Jaffe Food Allergy Institute at Mount Sinai and the Kurt Hirschhorn Professor of Pediatrics, and continues to see patients in clinical practice and direct his basic and translational research programs in food allergy and anaphylaxis. Dr. Sampson is a past chair of the Section on Allergy & Immunology of the American Academy of Pediatrics and the past-president of the American Academy of Allergy, Asthma and Immunology. He received his M.D. from the State University of New York at Buffalo School of Medicine and completed his allergy/immunology fellowship at Duke University.

Dr. Lucia Septién has served as our Chief Medical Officer since July 2016. Dr. Septién is responsible for our clinical development programs, medical affairs, global safety and medical operations and has a strategic role in accelerating the development of our Viaskin product candidates. Dr. Septién has more than 20 years of experience in the pharmaceutical industry. Prior to joining us, Dr. Septién served as the Vice President, Global Neurosciences of Ipsen and was responsible for the medical strategy of the Botulinum Toxin portfolio from 2014 to May 2016. Prior to 2014, she served in various roles of increasing responsibility at Pfizer from 2009 to 2014, and including serving as its Vice President of the Specialty Care Business Unit, Europe. Dr. Septién earned her M.D. at the National University of Mexico City, specializing in Psychiatry. She completed her post-graduate training in Nuclear Medicine at the Commissariat de l’Energie Atomique in Saclay, France.

Non-Employee Directors:

Dr. Torbjörn Bjerke has served as a member of our board of directors since 2006. Dr. Bjerke is currently the portfolio manager of Arctic Aurora LifeScience and a director of TXP Pharma GmbH. He previously served as the Chief Executive Officer of Karolinska Development AB from 2011 to 2014. Prior to then, Dr. Bjerke was the President and Chief Executive Officer of Orexo AB, a position he held from 2007 until January 2011, President and Chief Executive Officer of Biolipox AB and Director of Pharmacology at AstraZeneca. Dr. Bjerke holds a Ph.D. in Medicine from Aarhus Universitet. The board of directors believes that Dr. Bjerke’s experience in the pharmaceutical industry, particularly his extensive experience in allergy treatment field, and his years of business and leadership experience allow him to make valuable contributions to the board of directors.

Maïlys Ferrère has served as a member of our board of directors since 2016 and previously served as a non-voting observer of our board of directors since our initial public offering on Euronext Paris in March 2012. Ms. Ferrère is a Director, Head of the Large Venture Investment Activity at Bpifrance, France’s public investment bank, and is affiliated with one of our significant shareholders. She graduated from Institut d’Etudes Politiques Paris, and began her career with the General Inspectorate of Société Générale before working for multiple French banks in the equity capital markets origination department. The board of directors believes that Ms. Ferrère’s experience in the banking industry and her knowledge of capital markets allow her to make valuable contributions to the board of directors.

Claire Giraut has served as a member of our board of directors since 2016. Ms. Giraut currently serves as the Chief Financial Officer of bioMérieux, an in-vitro diagnostics company, a position she has held since 2013. She previously served as Chief Financial Officer of Ipsen from 2003 to 2011 and as Chief Financial Officer of Europcar, after holding various finance leadership positions in other worldwide organizations. Since 2010, she has also served as a director of Julius Baer Group Ltd. and Bank Julius Baer & Co. Ltd., a Swiss private banking group. Ms. Giraut holds a master’s degree from the Institut National Agronomique (AgroParisTech) in Paris. The board of directors believes that Ms. Giraut’s experience in the life sciences industry and her knowledge of financial matters allow her to make valuable contributions to the board of directors.

Michael J. Goller has served as a member of our board of directors since 2015. Mr. Goller serves as a Managing Director of Baker Brothers Investments, a fund management company focused on long-term investments in life-sciences companies. Prior to joining Baker Brothers in 2005, Mr. Goller was an associate of JPMorgan Partners, LLC where he focused on venture investments in the life sciences sector from 1999 to 2003. Mr. Goller began his career as an investment banker with Merrill Lynch and Co. from 1997 to 1999. Mr. Goller holds a B.S. in Molecular and Cell Biology from The Pennsylvania State University, and a Masters in both Biotechnology and Business Administration from the University of Pennsylvania. The board of directors believes that Mr. Goller’s experience in the life sciences industry and his knowledge of corporate development matters allow him to make valuable contributions to the board of directors.

George Horner III has served as a member of our board of directors since 2010. Mr. Horner has over 40 years of experience as a pharmaceutical executive. Since 2009, Mr. Horner has served as a biotech executive consultant for several private companies in the United States and Europe. Before then, from 2006 to 2008, Mr. Horner was the Chief Executive Officer of Prestwick Pharmaceuticals, Inc., and under his leadership, Prestwick obtained FDA approval for Tetrabenazine (TBZ), the first drug ever licensed in the United States to treat Huntington’s disease patients. From 1996 to 2005, Mr. Horner was the Chief Executive Officer of Vicuron Pharmaceuticals, Inc. (previously known as Versicor), an anti-infective company that was sold to Pfizer. He previously held numerous executive, general management, business development and marketing and sales positions at Abbott Laboratories and Bristol-Myers Squibb Company across four continents. Mr. Horner holds an AB of English History from Belmont Abbey College. From 2010 until its sale to AstraZeneca plc in July 2013, Mr. Horner was the chairman of the board of directors of Omthera Pharmaceuticals, Inc. The board of directors believes that Mr. Horner’s extensive executive and management experience in the pharmaceutical industry worldwide allow him to make valuable contributions to the board of directors.

Daniel Soland has served as a member of our board of directors since 2015. Mr. Soland most recently served as Senior Vice President and Chief Operating Officer of Viropharma, and currently serves on the board of directors of Tarsa Therapeutics. In addition to his role at Viropharma, where he helped build the organizational and commercial infrastructure that resulted in an 11-fold increase in Viropharma’s share price during his tenure, Mr. Soland previously served as President of Chiron Vaccines, and helped engineer a turnaround that contributed to Chiron’s acquisition by Novartis. Prior to then, he served as President and Chief Executive Officer of Epigenesis Pharmaceuticals. At GlaxoSmithKline Biologicals, Mr. Soland served as Vice President and Director, Worldwide Marketing Operations. Earlier in his career, Mr. Soland held positions of increasing responsibility in sales and product management at Pasteur-Merieux’s Connaught Laboratories. He holds a B.S. in Pharmacy from the University of Iowa. The board of directors believes that Mr. Soland’s extensive executive and management experience in the pharmaceutical industry worldwide, notably at various senior commercial operations positions, allow him to make valuable contributions to the board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation.

The aggregate compensation recorded and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2016, was €16.9 million. For the year ended December 31, 2016, €0.3 million of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

Director Compensation

On March 24, 2015, upon recommendation of our compensation committee, our board of directors set attendance fees for our non-employee directors at a fixed annual retainer of €30,000 per year, regardless of whether or not the director is independent. The members of our audit committee and compensation committee, regardless of whether or not the director is independent, are each entitled to an additional retainer of €5,000 per year. This amount will be increased to €10,000 per year for the chairman of said committees. On June 23, 2015, our shareholders at our ordinary shareholders’ general meeting set the total annual attendance fees to be distributed among non-employee directors, at €350,000, which is then distributed according to the non-executive director compensation policy. Shareholder authorization for total attendance fees is automatically renewed each year, unless otherwise decided by our shareholders at an ordinary shareholders’ general meeting.

On December 9, 2016, upon recommendation of our compensation committee, our board of directors approved an amendment to our non-executive director compensation policy to set attendance fees for our non-employee directors at a fixed annual retainer of €70,000 per year, regardless of whether or not the director is independent. Under the proposed revised policy, the chairman of the audit committee will be entitled to an additional retainer of €20,000 per year, the chairman of the compensation committee will be entitled to an additional retainer of €10,000 per year, and the other members of our audit committee and compensation committee, regardless of whether or not the director is independent, will each be entitled to an additional retainer of €5,000 per year.

The board of directors will propose to our shareholders at the next ordinary shareholders’ general meeting in June 2017 to increase the authorization for the total annual attendance fees to be distributed among non-employee directors from €350,000 to €600,000, which will then be distributed according to the amended non-executive director compensation policy.

The following table sets forth information regarding the compensation earned by our non-employee directors for 2016. Dr. Benhamou, our Chief Executive Officer, is a director but does not receive any additional compensation for his services as a director.

Name	Fees Earned	Warrants		Total
	(Amounts in thousands of Euros)
Torbjörn Bjerke	45	—		45
Maïlys Ferrère(3)	—	—		—
Claire Giraut(3)	35	215.9	(1)	250.9
Michael J. Goller	30	54.6	(2)	84.6
George Horner III	45	—		45
Chahra Louafi(4)	—	—		—
Daniel Soland	40	—		40

(1)	This column reflects the full grant date fair value for warrants granted during 2016 as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 17 to our financial statements included in this Annual Report on Form 20-F.
(2)	This column reflects the full grant date fair value for warrants granted during 2015 but subscribed during 2016 as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 17 to our financial statements included in this Annual Report on Form 20-F
(3)	Appointed to the board of directors on June 21, 2016.
(4)	Ms. Louafi resigned from the board of directors effective June 21, 2016.

CEO and COO Compensation

The following table sets forth information regarding compensation earned by Dr. Benhamou, our Chief Executive Officer, Chairman and Co-Founder, and Mr. Schilansky, our Chief Operating Officer and Chief Financial Officer, during the year ended December 31, 2016.

Name and Principal Position	Salary €	Bonus €		Equity Awards €		Non-Equity Incentive Plan Compensation €	Special Compensation €		Total €
Pierre-Henri Benhamou	388,815	233,289	(1)	1,589,100	(2)(3)	—	28,175	(6)	2,239,379
Chief Executive Officer,
Chairman and Co-Founder
David Schilansky	291,611	174,967	(4)	1,066,375	(2)(5)	—	21,131	(6)	1,554,084
Chief Operating Officer

(1)	The bonus awarded to Dr. Benhamou for 2016 amounted to €233,289 and was paid in February 2017.

(2)	This column reflects the full grant date fair value for equity awards granted during the year as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the executive officer will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 17 to our financial statements included in this Annual Report on Form 20-F.
(3)	The acquisition of the free shares is subject to the achievement of three performance criteria: (a) one-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from June 21, 2016 and (ii) the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut; (b) one-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from June 21, 2016 and (ii) the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk; and (c) one-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from June 21, 2016 and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform.
(4)	The bonus awarded to Mr. Schilansky for 2016 amounted to €174,967 and was paid in February 2017.
(5)	The acquisition of the 20,000 free shares is subject to the achievement of three performance criteria: (a) one-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from June 21, 2016 and (ii) the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut; (b) one-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from June 21, 2016 and (ii) the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk; and (c) one-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from June 21, 2016 and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform. The acquisition of the remaining 100 free shares is subject to the achievement of three performance criteria: (a) half of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from December 9, 2016 and (ii) the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut; (b) half of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from December 9, 2016 and (ii) the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk.
(6)	A one-time bonus equivalent to one month’s compensation was granted to Dr. Benhamou and Mr. Schilansky by the board of directors in July 2016 in recognition of the completion of the recruitment of PEPITES before the third quarter of 2016.

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

As of December 31, 2016, employee warrants, non-employee warrants, employee share options and free share were allowing for the purchase of an aggregate of 2,606,435 ordinary shares at a weighted average exercise price of €33.51 per share (not including the 1,036,850 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price being paid).

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

We have issued three types of employee warrants as follows:

Plan title	BSPCE 4	BSPCE X	BSPCE 2010
Meeting date	1/21/2009	1/21/2009	12/16/2010
Date of allocation by the Board of Directors	1/21/2009	1/21/2009	6/24/2011	11/22/2011
Total number of BSPCE authorized	5,358	10,858	59,405	59,405
Total number of BSPCEs granted	5,358	2,296	24,000	10,039
including those granted to Pierre-Henri Benhamou	—	—	10,000	—
David Schilansky	—	—	—	10,039
Start date for the exercise of the BSPCEs	1/21/2009	1/21/2010	12/23/2011	11/22/2012
BSPCE expiry date	1/21/2019	1/21/2019	6/24/2021	11/22/2021
BSPCE exercise price(1)	€4.33	€4.67	€5.13	€5.13
Number of shares subscribed as of December 31, 2016(1)	40,005	34,440	212,550	112,950
Total number of BCPCEs canceled or obsolete as of December 31, 2016	—	—	—	—
Total number of BCPCEs outstanding as of December 31, 2016	2,691	—	9,830	2,509
Total number of shares available for subscription as of December 31, 2016(1)	40,365	—	147,450	37,635

(1)	The number of shares reflects an adjusted exercise parity of the division by 15 of the nominal value of the shares decided by the general meeting of shareholders held on December 9, 2011, namely that each BPSCE is now entitled to a subscription right to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BPSCE plan has been adjusted accordingly and equals 1/15 of the price initially determined by the general meeting of shareholders having authorized each of the plans.

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

We have issued eight types of non-employee warrants (BSAs) as of December 31, 2016, the terms of which are set forth in the chart below:

Plan title	BSA		BSA 2		BSA X			BSA 2010								BSA 2012	BSA 2013		BSA 2014
Meeting date	6/14/2007		1/21/2009		1/21/2009			12/16/2010								12/9/2011	6/4/2013		6/3/2014
Date of grant by the Board of Directors	12/7/2007		1/21/2009		1/21/2009	6/25/2010		1/28/2011		6/24/2011		11/22/2011		1/17/2012		9/25/2012	7/25/2013		6/3/2014
Total number of BSAs authorized	4,395		10,716		10,858	10,858		59,405		59,405		59,405		59,405		300,000	100,000	(2)	307,468
Total number of BSAs granted	1,717		10,716		306	1,825		10,039		8,000		1,338		89,835	(3)	30,000	73,000		10,000
Including those granted to Pierre-Henri Benhamou	—		5,358		—	—		—		—		—		—		—	—		—
Torbjørn BJerke	859		—		306	730		—		—		—		—		2,500	2,500		2,500
George HornerIII	—		—		—	—		2,510		—		—		—		2,500	2,500		2,500
Start date for the exercise of the BSAs	12/7/2008		1/21/2009		1/21/2010	6/25/2011		12/23/2011		12/23/2011		11/22/2012		1/17/2016		9/25/2013	7/25/2013		6/3/2014
BSA expiry date	12/7/2017		1/21/2019		1/21/2019	6/25/2020		1/28/2021		6/24/2021		11/22/2021		1/17/2022		9/25/2022	7/25/2023		6/3/2024
BSA exercise price	€4.33		€4.33		€4.33	€4.33		€5.13		€5.13		€5.13		€5.13		€8.59	€8.10		€18.79
Number of shares subscribed as of December 31, 2016	4,290	(1)	160,740	(1)		16,425	(1)	37,650	(1)	110,850	(1)	20,070	(1)	89,835		20,000	60,000		5,000
Total number of BSAs canceled or obsolete as of December 31, 2016	572		—		—	—		—		—		—		—		—	—		—
Total number of BSAs remaining as of December 31, 2016	859		—		306	730		—		610		—		—		10,000	13,000		5,000
Total number of shares available for subscription as of December 31, 2016(1)	12,885		—		4,590	10,950		—		9,150		—		—		10,000	13,000		5,000

(1)	The number of shares reflects an adjusted exercise parity of the division by 15 of the nominal value of shares. Namely, each BSA is now entitled to a subscription right to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA plan has been adjusted accordingly and equals 1/15 of the price initially determined.
(2)	The overall nominal amount of the shares to which the warrants issued are likely to give entitlement may not exceed €100,000.
(3)	The number of BSAs reflects an adjusted exercise parity of the division by 15 of the nominal value of shares

Plan Title	BSA 2015		BSA X 2015		BSA 2016
General Meeting Date	06/03/14	06/23/15	06/23/15		06/21/16	06/21/16
Date of the Grant by the Board of Directors	03/24/15	11/19/15	12/15/15		06/21/16	12/09/16
Total Numbers of BSA’s granted	10,000	22,500	90,000	(1)	20,000	59,000 (2)
included those granted to :
Torbjørn Bjerke	—	7,500	—		—	7,000
George Horner III	—	7,500	—		—	7,000
Daniel Soland	10,000	7,500	—		—	7,000
Michael Goller	—	—	7,500		—	7,000
Claire Giraut	—	—	—		10,000	—
Start date of the exercise of the BSAs	03/24/15	11/19/15	12/15/15		06/21/16	12/09/16
BSA expirity date	03/24/25	11/19/25	12/15/25		06/21/26	12/09/26
BSA exercise price	€43.00	€66.06	€64.14		€52.97	€69.75
Numbers of shares subcribed as of December 31, 2016	—	—	—		—	(2)
Total number of BSAs cancelled or obsolete as of December 31, 2016	—	7,500	16,500	(1)	—	(2)
Total number of BSAs remaining as of December 31, 2015	10,000	15,000	73,500		20,000	(2)
Total number of shares available for subcription as of December 31, 2016	10,000	15,000	73,500		20,000	(2)

(1)	The final subscription date for the BSAs issued in December 2015 was February 15, 2016; none of these BSAs were subscribed as of December 31, 2015. At February 15, 2016, 73,500 BSAs were subscribed and 16,500 BSAs were cancelled.
(2)	The final subscription date for the BSAs issued in December 2016 was February 9, 2017; none of these BSAs were subscribed as of December 31, 2016. At February 9, 2017, 34,008 BSAs were subscribed.

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

Share Options (OSA)

We have granted share options to our employees and our officers pursuant to our 2013 Share Option Plan, or 2013 Plan, our 2014 Share Option Plan, or 2014 Plan, our 2015 Share Option Plan, or 2015 Plan, and our 2016 Share Option Plan, or 2016 Plan. Our current plan, the 2016 Plan, was adopted by our board of directors on June 21, 2016.

Share options may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Employee share options may also be granted to our chairman and general manager and to our deputy general managers.

The maximum number of our ordinary shares that may be issued pursuant to share options granted under the 2014 Plan, 2015 Plan and 2016 Plan are 75,000, 315,000 and 359,060 respectively. In addition, under French law, the maximum number of shares issuable upon exercise of outstanding employee share options may not exceed one-third of the outstanding share capital on a non-diluted basis as at the date of grant.

Plan title	SO 2013		SO 2014	SO 2015
Meeting date	12/09/2011		06/03/2014	06/03/2014		06/03/2014		06/03/2014
Date of allocation by the board of directors	9/18/2013		06/03/2014	6/23/15		09/30/2015		12/15/2015
						11/19/2015		01/04/2016
Total number of options granted	518,000		75,000	120,000		195,000		75,000
Including those granted to Pierre-Henri Benhamou	129,000	(2)	—	—		—		—
Start date for the exercise of options(1)	9/19/2017		06/04/2016	6/24/2016	(3)	9/30/2016	(3)	12/15/2016	(3)
Options expiry date	9/18/2023		06/03/2024	6/24/2026		9/30/2026		12/15/2025
Options exercise price	€7.57		€19.01	€48.90		€66.06		€65.68
Number of shares subscribed as of December 31, 2016	—		35,000	—		—		—
Total number of options canceled or obsolete as of December 31, 2016	47,000		—	—		25,000		—
Total number of options remaining as of December 31, 2016	471,000		40,000	120,000		170,000		75,000
Total number of shares available for subscription as of December 31, 2016	471,000		40,000	120,000		170,000		75,000

(1)	By way of exception, in the event of a change in control (as defined in Article L.233-3 of the French Commercial Code) all of the options could be exercised in advance.
(2)	Our board of directors has set at 10% the number of acquired shares that must be kept by Dr. Benhamou in registered form until the cessation of his duties.
(3)	The SOs may be exercised by the beneficiary on the basis of the following vesting schedule: (i) up to 25% of the SO as of one year after the grant date; (ii) up to an additional 25% of the SO as of 26 months after the grant date; (iii) up to an additional 25% of the SO as of 36 months after the grant date; and (iv) up to an additional 25% of the SO as of 48 months after the grant date.

Plan title	SO 2016
Meeting date	03/06/2014		03/06/2014		03/06/2014		03/06/2014		03/06/2014		03/06/2014		03/06/2014		03/06/2014
Date of allocation by the board of directors	04/06/16		04/06/16		06/21/16		06/21/16		06/21/16		06/21/16		06/21/16		12/09/16
	04/21/16		05/02/16				08/01/16		09/15/16		10/17/16		11/15/16
Total number of options granted	33,000		22,000		110,000		10,000		9,300		16,500		8,300		74,960
Including those granted to:
Pierre-Henri Benhamou	—		—		—		—		—		—		—		—
David Schilansky	—		—		—		—		—		—		—		—
Start date for the exercise of options	04/21/17	(1)	05/02/17	(1)	06/21/17	(2)	08/01/17	(2)	09/15/17	(2)	10/17/17	(2)	11/15/17	(2)	12/09/17	(2)
Options expiry date	04/21/26		05/02/26		06/21/26		08/01/26		09/15/26		10/17/26		11/15/26		12/09/26
Options exercise price	€62.82		€59.04		€53.96		€62.24		€62.80		€64.39		€68.33		€69.75
Number of shares subscribed as of December 31, 2016	—		—		—		—		—		—		—		—
Total number of options canceled or obsolete as of December 31, 2016	—		—		—		—		—		—		—		—
Total number of options remaining as of December 31, 2016	33,000		22,000		110,000		10,000		9,300		16,500		8,300		74,960
Total number of shares available for subscription as of December 31, 2016	33,000		22,000		110,000		10,000		9,300		16,500		8,300		74,960

(1)	The SOs may be exercised by the beneficiary on the basis of the following vesting schedule: (i) up to 25% of the SO as of one year after the grant date; (ii) up to an additional 25% of the SO as of 26 months after the grant date; (iii) up to an additional 25% of the SO as of 36 months after the grant date; and (iv) up to an additional 25% of the SO as of 48 months after the grant date.
(2)	The SOs may be exercised by the beneficiary on the basis of the following vesting schedule: (i) up to 25% of the SO as of one year after the grant date; (ii) up to an additional 12.5% of the SO as of 18 months after the grant date; (iii) up to an additional 12.5% of the SO as of 26 months after the grant date; (iv) up to an additional 12.5% of the SO as of 30 months after the grant date; (v) up to an additional 12.5% of the SO as of 36 months after the grant date; (vi) up to an additional 12.5% of the SO as of 42 months after the grant date; and (vii) up to an additional 12.5% of the SO as of 48 months after the grant date.

Administration. Our board of directors has the authority to administer the 2013 Plan, the 2014 Plan, the 2015 Plan and the 2016 Plan, or collectively, the Plans. Subject to the terms of each of the Plans, our board of directors determines recipients, dates of grant, exercise price of share options, the number of share options to be granted and the terms and conditions of the share options, including the period of their exercisability and their vesting schedule.

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

Free Shares

Under our 2012, 2013, 2014, 2015 and 2016 Free Share Plans, we have granted free shares to our employees and officers. We have three current free share plans, including a 2015 Free Share Plan, which was adopted by our board of directors on September 30, 2015, a 2015 Free Share Plan, which was adopted by our board of directors on December 15, 2015, a 2016 Free Share Plan, which was adopted by our board of directors on April 6, 2016 and a 2016 Free Share Plan, which was adopted by our board of directors on October 27, 2016.

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

Share Reserve. The maximum number of our ordinary shares that may be issued, in aggregate, under the 2012, 2013, 2014, 2015 and 2016 Free Share Plans is 1,036,850. In addition, under French law, the number of free shares may not exceed 10% of the outstanding share capital on a non-diluted basis as at the date of grant.

The details of the grants under the 2012, 2013, 2014, 2015 and 2016 Free Share Plans as of December 31, 2016 are as follows:

	INFORMATION REGARDING FREE SHARES
Meeting date	December 9, 2011	December 9, 2011	December 9, 2011	December 9, 2011	June 3, 2014	September 21, 2015	December 15, 2015
Date(s) of the meeting of the board of directors	April 2, 2012	July 25, 2012	November 28, 2012	July 25, 2013 and September 12, 2013	June 3, 2014	September 30, 2015	December 15, 2015
Total number of free shares granted	669,796	134,081	35,360	501,500	186,000	708,500	42,000
Number of shares granted to Pierre-Henri Benhamou	304,461	—	—	58,500	60,000	120,000	—
David Schilansky	—	—	—	—	—	80,000	—
Date of definitive acquisition of free shares (subject to the conditions of acquisition)(1)	April 2, 2014(2)(3)	July 25, 2014(2)(3)	November 28, 2014	July 25, 2015(2)(4)	June 3, 2016(2)(5)	September 30, 2017(6)	December 15, 2017(6)
End date of retention period	April 2, 2016(2)	July 25, 2016(2)	November 28, 2016	July 25, 2017(2)	June 3, 2018(2)	September 30, 2017(7)	December 15, 2017(7)
Number of shares acquired definitively as of December 31, 2016	667,936	134,081	35,360	388,167	156,000	—	—
Cumulative number of free shares canceled or lapsed as of December 31, 2016	1,860	—	—	113,333	30,000	13,000	6,000
Shares acquired free of charge remaining as of December 31, 2016 (in acquisition period)	—	—	—	—	—	695,500	36,000

(1)	In the event of incapacity of a beneficiary as defined in Article L. 225-197-1, I of the French Commercial Code during the vesting period, said beneficiary may request the allocation of the shares within a period of six months from the event that led to the incapacity. In the event of the death of a beneficiary during the vesting period, his heirs may request the free allocation of shares within a period of six months from the death.
(2)	The acquisition and retention period end date start on achievement of performance criteria for executive officers. See (3), (4) or (5) below.
(3)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the VIPES Phase IIb clinical trial.

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) achievement of the principal evaluation criterion in the VIPES Phase IIb clinical trial.

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the first patient in the Viaskin Milk Phase IIb clinical trial.

(4)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin Peanut Phase III clinical trial a maximum of 12 months after the inclusion of the first patient in the trial.

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of the protocol for the Phase III trial of Viaskin Peanut.

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) an increase of at least 50% for five consecutive days of our share price compared with the closing price of our shares listed on Euronext Paris on the day of the adoption of the 2013 Free Share Plan, or July 25, 2013.

It is specified that in the event of a change of control (as defined in Article L. 233-3 of the French Commercial Code), the performance criteria will be considered as definitively achieved.

(5)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•	50% of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin Peanut Phase III clinical trial at the latest 12 months after the inclusion of the first patient in the trial.

•	50% of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of the protocol of VIPES Phase III.

•	It is specified that in the event of a change of control (as defined in Article L. 233-3 of the French Commercial Code), the performance criteria will be considered as definitively achieved.

•	Dr. Benhamou shall keep 10% of his free shares under the registered form until the cessation of his duties.

(6)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from 9/30/2015 and (ii) the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut.

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from 9/30/2015 and (ii) the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk.

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from 9/30/2015 and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform.

(7)	No retention period for the Free Share Plans issued in 2015.

Unless stated otherwise, the acquisition of the free shares allocated to company employees are not subject to the achievement of performance criteria.

Plan Title	Information Regarding Free Shares
General Meeting date	09/21/15		09/21/15		09/21/15		09/21/15		09/21/15		09/21/15		09/21/15
Date of Board of Directors meeting	04/06/16		06/21/16		06/21/16		06/21/16		10/27/16		12/09/16		12/09/16
Number of free shares granted	63,750		193,000		10,000		5,000		15,000		13,600		10,000
Included free shares granted to
• Pierre-Henri Benhamou	_		30,000		_		_		_		_		_
• David Schilansky	_		20,000		_		_		_		100		_
Date of definitive acquisition of free shares ( subject to the conditions of acquisition)	06/04/2018	(1)	21/06/2018	(1)	16/08/2018	(1)	01/09/2018	(1)	27/10/2018	(2)	09/12/2018	(3)	09/12/2018	(2)
End date of retention period	06/04/2018	(4)	21/06/2018	(4)	16/08/2018	(4)	01/09/2018	(4)	27/10/2018	(4)	09/12/2018	(4)	09/12/2018	(4)
Number of free shares acquired definitively as of December 31, 2016	_		_		_		_		_		_		_
Cumulative number of free shares canceled or obsolete as of December 31, 2016	5,000		_		_		_		_		_		_
Number of remaining free share to acquire as of December 31, 2016	58,750		193,000		10,000		5,000		15,000		13,600		10,000

(1)	The acquisition of free shares is conditional for every employee and executive officer, including Dr. Benhamou and Mr. Schilansky, to the achievement of the three performance criteria below:

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from the date of the grant and (ii) the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut.

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from the date of the grant and (ii) the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk.

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from the date of the grant and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform.

(2)	The acquisition of free shares is conditional for every employee, to the achievement of the three performance criteria below:

•	half of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from the date of the grant and (ii) the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut.

•	half of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period which, runs from the date of the grant and (ii) the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk.

(3)	The acquisition of free shares is conditional for executive officers including Mr. Schilansky, to the achievement of the three performance criteria below:

•	half of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from the date of the grant and (ii) the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut.

•	half of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from the date of the grant and (ii) the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk.

(4)	No retention period for the Free Share Plans issued in 2016.

Administration. Our board of directors has the authority to administer the 2012, 2013, 2014, 2015 and 2016 Free Share Plans. Subject to the terms of the plans, our board of directors determines recipients, dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their acquisition period (period starting on the date of grant during which the beneficiary holds a right to acquire shares for free but not any shares yet) and holding period (period starting at the end of the acquisition period when the shares are issued and definitively acquired and issued but may not be transferred) within the limit determined by the shareholders (in particular the acquisition period is at least two years from the date of grant and the holding period two years from the end of the acquisition period, it being specified that no holding period will be applicable to the beneficiaries for whom the acquisition period is at least four years for the 2012, 2013 and 2014 Free Share Plans, no additional holding period is applicable for the 2015 and 2016 Free Share Plans).

The board of directors has the authority to modify awards outstanding under our 2012, 2013, 2014, 2015 and 2016 Free Share Plans subject to the consent of the beneficiary if such modification is detrimental to him/her, including in particular the authority to release a beneficiary from the continued service condition during the acquisition period after the termination of the employment.

Free Shares. The free shares granted under our 2012, 2013, 2014, 2015 and 2016 Free Share Plans will be definitively acquired at the end of the acquisition period as set by our board of directors (a minimum of two years) subject to continued service during the acquisition period, except if the board releases a given beneficiary from this condition upon termination of his/her employment contract. At the end of the acquisition period, the beneficiary will be the owner of the shares. However, during the holding period under the 2012, 2013 and 2014 Free Share Plans (as set by our board of directors with a minimum of two years except if the acquisition period is at least equal to four years), the shares may not be sold, transferred or pledged. Under the 2015 and 2016 Free Share Plans, the granted free shares may be sold, subject to the regulations governing companies whose shares are traded on a regulated market, as soon as the shares vest. The free shares allocated to the beneficiaries will be new ordinary shares and will immediately have the same rights as the existing company shares.

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

Under the 2015 and 2016 Free Share Plans, in the event of a change of control of the company, the beneficiaries will remain eligible for the allocation at the end of each respective vesting period, even if the beneficiary’s employment contract and/or corporate mandate is terminated for any reason, between the date of the takeover and the last day of the vesting period. In this scenario, the shares will automatically vest and are not subject to the achievement of performance criteria.

Amendment and Termination. Our board of directors has the authority to amend, alter, suspend, or terminate our 2012, 2013, 2014, 2015 and 2016 Free Share Plans, provided that such action does not impair the rights of any beneficiary without such beneficiary’s consent. The company shall obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws.

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

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Pierre-Henri Benhamou	Chairman	2005	2018
Torbjörn Bjerke	Director	2006	2018
Maïlys Ferrère(1)	Director	2016	2018
Claire Giraut(1)	Director	2016	2018
Michael J. Goller	Director	2015	2018
George Horner III	Director	2010	2018
Daniel Soland	Director	2015	2018

(1)	Appointed on June 21, 2016.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consistent of independent requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq (which we are not subject to) and taking account any applicable committee independence standards, Claire Giraut, Torbjörn Bjerke, George Horner III and Daniel Soland are “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

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

Audit Committee. Our audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent registered public accountants and assists our board of directors in its oversight of our corporate accounting and financial reporting. Dr. Bjerke, Mr. Horner and Ms. Giraut currently serve on our audit committee. Ms. Giraut is the chairperson of our audit committee. Our board has determined that each of Dr. Bjerke, Mr. Horner and Ms. Giraut is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Ms. Giraut is an “audit committee financial expert” as defined by SEC rules and regulations and that each of Mr. Horner and Dr. Bjerke qualifies as financially sophisticated under the applicable exchange listing rules.

Our audit committee has the following responsibilities:

•	monitoring the process of preparing the financial information and, where appropriate, make recommendations to ensure its integrity;

•	monitoring the efficiency of risk management and internal control systems, as well as that of internal audits if applicable, with regard to the preparation and processing of financial and accounting information, without prejudice to its independence;

•	issuing a recommendation on the statutory auditors proposed for appointment by the general meeting. This recommendation to our board of directors is prepared in accordance with the provisions of Article 16 of (EU) Regulation no. 537/2014; it also issues a recommendation to this body when the renewal of the mandate of the auditor(s) is considered.

Except for renewal, the recommendation must be justified and contain at least two choices while stating a reasoned preference. This recommendation is prepared following a selection procedure led by our audit committee. The recommendations and preferences of our audit committee are presented at our general meeting held to determine the appointment of the statutory auditor;

•	monitoring implementation by the statutory auditors of their mission and taking account of any findings and conclusions made by the French High Council of Statutory Auditors following controls carried out pursuant to Articles L. 821-9 et seq. of the French Commercial Code;

•	ensuring that the statutory auditors comply with independence criteria; where applicable, our audit committee takes the required measures for application of the provisions relating to financial independence set out in Article 4 section 3 of (EU) Regulation no. 537/2014 and ensures compliance with the conditions specified in Article 6 of the same regulation;

•	approving the provision of services other than the auditing of accounts referred to in Article L. 822-11-2 of the French Commercial Code; and

•	regularly reporting to our board of directors on the performance of its tasks. Our audit committee also reports on the outcome of the accounts auditing task, how this task contributed to the integrity of the financial information and the role it played in that process. Our audit committee immediately informs our board of directors about any difficulties encountered.

In addition to the functions referred to above, our board of directors entrusts the following specific missions to our audit committee:

•	with regard to our financial statements:

•	to examine and verify our draft budgets and draft annual and interim financial statements before they are sent to the board of director;

•	to examine the draft comments, announcements and financial communication concerning our financial statements; and

•	to provide a timely opinion to our administrative and financial management upon the latter’s request.

•	with regard to our cash flow:

•	to examine and verify our general cash flow policy (investments and loans, risk hedging tools) and our cash flow situation.

•	with regard to the risk management:

•	to establish and oversee procedures for the treatment of complaints or submissions identifying concerns regarding accounting, internal accounting controls or auditing matters;

•	to examine the state of significant disputes;

•	to examine off-balance sheet risks and commitments;

•	to examine the relevance of risk monitoring procedures; and

•	to review and oversee all related-party transactions in accordance with our Person Transaction Policy.

In addition, the audit committee’s mission is to provide its opinion on the repayment of the costs incurred by the members of the board of directors on our behalf and to prepare mapping of the legal risks of any kind to which we are exposed.

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

As of December 31, 2016, we had 164 employees. We consider our labor relations to be good. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2014	2015	2016
Function:
Pre-clinical development and regulatory affairs	6	14	31
Clinical development	5	8	23
Research	24	36	44
Engineering and production	7	14	28
Management and administration	14	18	31
U.S. marketing	—	1	7
Total	56	91	164
Geography:
France	55	86	146
United States	1	5	18
Total	56	91	164

E.	Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2016 for:

•	each beneficial owner of more than five percent (5%) of our outstanding ordinary shares;

•	our Chief Executive Officer and Chief Operating Officer;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of December 31, 2016. The percentage ownership information shown in the table is based upon 24,648,628 ordinary shares outstanding as of December 31, 2016.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2016. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of DBV Technologies S.A., 177-181 avenue Pierre Brossolette, 92120 Montrouge, France.

	Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
Entities affiliated with Bpifrance(1)	1,743,333	7.07%
Entities affiliated with Baker Bros. Advisors LP(2)	3,638,589	14.75
Entities affiliated with FMR LLC(3)	2,382,361	9.67
Janus Capital Management LLC(4)	1,267,135	5.14
Directors and Executive Officers:
Pierre-Henri Benhamou(5)	493,232	2.00
David Schilansky(6)	174,226	*
Torbjörn Bjerke(7)	35,925	*
Maïlys Ferrère	—	—

Claire Giraut(8)	10,000	*
Michael J. Goller(9)	14,500	*
George Horner III(10)	59,650	*
Daniel Soland(11)	29,500	*
All directors and executive officers as a group (13 persons)(12)	1,352,943	5.41%

(1)	The information shown is based, in part, on a Schedule 13G filed by Bpifrance Participations S.A., or BpiP, Innobio FPCI, or Innobio, Bpifrance Investissement S.A.S., or BpiI, Caisse des Dépôts et Consignations, or CDC, EPIC Bpifrance, or EPIC and Bpifrance S.A., or BPI, on February 14, 2017. Consists of 1,291,067 ordinary shares directly held by BpiP and 452,266 ordinary shares directly held by Innobio. BpiP is the wholly-owned subsidiary of BPI. CDC and EPIC each hold 50% of the share capital of BPI and jointly control BPI. Innobio is managed by BpiI. BpiI is a wholly-owned, indirect subsidiary of BpiP. Neither BPI, CDC, EPIC nor BpiI hold any ordinary shares directly. BpiI may be deemed to be the beneficial owner of 452,266 ordinary shares, through its management of Innobio. Nicolas Dufourcq is the Chief Executive Officer of BpiP and the President and Chairman of the Board of Directors of BpiI and may be deemed to have shared voting and investment power over the shares held by Innobio and BpiP. Paul-François Fournier is the director of the Innovation Business Unit of BpiP and BpiI and may be deemed to have shared voting and investment power over the shares held by BpiP and Innobio. Maïlys Ferrère is the director of the Large Venture Division of BpiP and may be deemed to have shared voting and investment power over the shares held by BpiP and Innobio. Laurent Arthaud is the director of Innobio and may be deemed to have shared voting and investment power over the shares held by BpiP and Innobio. None of BPI, CDC, EPIC, BpiI, Mr. Dufourcq, Mr. Fournier, Mr. Arthaud or Ms. Ferrère hold any shares directly. BPI may be deemed to be the beneficial owner of 1,743,333 ordinary shares, indirectly through its sole ownership of BpiP and its indirect ownership of Innobio. CDC and EPIC may be deemed to be the beneficial owners of 1,743,333 ordinary shares, indirectly through their joint ownership and control of BPI. The principal address for BpiP, BPI, EPIC, Innobio, BpiI, Mr. Dufourcq, Mr. Fournier, Mr. Arthaud and Ms. Ferrère is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.
(2)	The information is based solely on a Schedule 13D/A filed by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker and Julian C. Baker on January 30, 2017. Consists of (a) 3,319,458 ordinary shares directly held by Baker Brothers Life Sciences, L.P., (b) 304,631 ordinary shares directly held by 667, L.P. and (c) 14,500 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2016, subject to French law. Baker Bros. Advisor LP is the investment advisor of each of these funds and has sole voting and investment power with respect to the shares held by Baker Brothers Life Sciences, L.P. and 667, L.P. Baker Bros. Advisors (GP) LLC is the sole general partner of Baker Bros. Advisors LP. The managing members of Baker Bros. Advisors (GP) LLC are Julian C. Baker and Felix J. Baker. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of all securities except to the extent of their pecuniary interest. The address for each of these entities is 667 Madison Avenue, 21st Floor, New York, New York 10065.
(3)	This information is based solely on a Schedule 13G/A filed by FMR LLC and Abigail P. Johnson on February 12, 2017. All 2,382,361 ordinary shares are beneficially owned by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or Fidelity Funds, advised by Fidelity Management & Research Company, or FMR Co, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The principal business address for FMR LLC and Abigail P. Johnson is 245 Summer Street, Boston, Massachusetts 02210.
(4)

This information is based solely on a Schedule 13G/A filed by Janus Capital Management LLC, or Janus Capital, on February 13, 2017. Janus Capital has sole dispositive power with respect to an aggregate of 2,534,269 ADS or 1,267,135 ordinary shares in its capacity as an investment adviser in accordance with Rule 13d-1(b)(ii)(E) under the Exchange Act and as a parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act. The principal business address for Janus Capital is 151 Detroit Street, Denver, Colorado 80206.

(5)	Consists of (a) 473,282 shares and (b) 19,950 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2016, subject to French law.
(6)	Consists of (a) 136,591 shares and (b) 37,635 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2016, subject to French law.
(7)	Consists of shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2016, subject to French law.
(8)	Consists of shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2016, subject to French law.
(9)	Consists of shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2016, subject to French law. Mr. Goller has neither voting nor dispositive power and has no direct pecuniary interest in these securities. He has entered into an agreement with Baker Bros. Advisors LP related to his beneficial ownership of our securities, as disclosed in a Schedule 13D/A filed by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker and Julian C. Baker on January 30, 2017.
(10)	Consists of (a) 45,150 shares held and (b) 14,500 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2016, subject to French law.
(11)	Consists of (a) 5,000 shares and (b) 24,500 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2016, subject to French law.
(12)	Includes 347,375 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2016, subject to French law.

The significant changes in the percentage ownership held by our principal shareholders since January 1, 2014 are as a result of the transactions described in our prospectuses dated October 22, 2014 and July 15, 2015, each filed with the SEC pursuant to Rule 424(b), under the heading “Related Party Transactions—Transactions with Our Principal Shareholders” and the dilution resulting from our underwritten public offerings in October 2014 and July 2015. None of our principal shareholders have voting rights different than our other shareholders.

As of December 31, 2016, we estimate that approximately 69% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by 69 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2016, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Shareholders’ Agreement

On March 9, 2012, Dr. Benhamou, PHYS Participations, Mr. Dupont, DBCS Participations, Bpifrance Participations (formerly Fonds Strategique d’Investissement) and our company entered into a shareholders’ agreement pursuant to which: (1) the parties entered into certain lock-up undertakings, which expired at the end of March 2016; (2) Bpifrance Participations is entitled to propose the appointment of one member of the board of directors (Dr. Didier Hoch was appointed, but resigned on February 16, 2015), which member shall serve on one of the board’s committees, (3) Bpifrance Participations is entitled to propose the appointment of one non-voting observer (which previously was Ms. Maïlys Ferrère), and (4) Bpifrance Participations is entitled to certain information rights, subject to applicable laws and regulation. This shareholders’ agreement has a 10-year term and will automatically terminate if Bpifrance Participations ceases to hold at least 50% of the shares it held upon the first listing of the company on Euronext Paris.

Agreements with Our Directors and Executive Officers

Employment and Consulting Arrangements

Pierre-Henri Benhamou

Dr. Benhamou, our Chief Executive Officer, does not have an employment agreement with us. His compensation is determined annually by the board of directors upon recommendation of the compensation committee. On September 25, 2012, our board of directors resolved to provide certain benefits to Dr. Benhamou, which were subsequently amended in April 6, 2016 and are currently set as follows: in the case of termination of Dr. Benhamou’s term as Chief Executive Officer of the company, for any reason whatsoever, except in cases of termination or non-renewal of Dr. Benhamou’s employment against his will resulting from a violation of the law or our by-laws or gross or severe negligence, the company agrees to pay him severance, the gross amount of which will be equal to the sum of the gross compensation he received from the company, of any kind whatsoever, over the 18 months preceding his termination if at least two of the following three criteria are met as of the date of his termination: (a) a management structure is in place permitting sale or collaboration involving Viaskin Peanut, with this criteria being considered as met if, on the date of his termination, all of the following positions are actually filled: technical director, director of development, financial director, head of strategic marketing and head of research; (b) stock market capitalization of the company equals to at least €80 million; (c) at least three Viaskin projects are in the process of development. In accordance with article L225-42-1 of the French Commercial Code, this commitment of severance was submitted for shareholder approval at our ordinary shareholders’ general meeting held on June 21, 2016 within the terms of a specific resolution and was approved.

We have entered into employment agreements with the following executive officers:

Bertrand Dupont

In January 2003, we entered into an employment agreement with Mr. Dupont, our current Chief Technology Officer, which was amended as of January 1, 2006. He is entitled to an annual base salary. Mr. Dupont is also eligible to receive equity grants as our board may determine and to participate in our bonus plan. In addition, his employment agreement provides for restrictions on certain competitive activities during the one-year period following the date of termination of his employment subject to the payment by us of a monthly compensation equal to 33% of the monthly gross salary paid to Mr. Dupont prior to his termination.

David Schilansky

In September 2011, we entered into an employment agreement with Mr. Schilansky, our Chief Operating Officer and Chief Financial Officer, with an effective date as of September 30, 2011. He is entitled to an annual base salary. Mr. Schilansky is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

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

Lucia Septién

In July 2016, we entered into an employment agreement with Dr. Septién, our current Chief Medical Officer. Dr. Septién is entitled to an annual base salary. Dr. Septién is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Daniel Soland

Effective January 2017, we entered into a consulting agreement with our director, Daniel Soland, pursuant to which he has agreed to provide consulting services to us, upon our request from time to time, related to the review of our commercialization strategy. The initial term of the agreement is for one year, subject to renewal upon mutual agreement. Mr. Soland will receive a lump sum of €45,000, to be paid by us on a semi-annual basis.

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers.

Equity Awards

Since January 1, 2016, we have issued equity awards to certain of our directors and executive officers:

On April 6, 2016, we issued an aggregate of 63,750 free shares to non-U.S. employees and 33,000 option shares to U.S. employees.

On May 2, 2016 we issued an aggregate of 22,000 option shares to U.S. employees.

On June 21, 2016, we issued an aggregate of 208,000 free shares, of which 30,000 were granted to Dr. Benhamou, 20,000 were granted to Mr. Schilansky and 100,000 were granted to other executive officers.

On June 21, 2016, we issued an aggregate of 120,000 option shares, of which 30,000 were granted to an executive officer. We also issued 20,000 non-employee warrants (BSAs), 10,000 of which were granted to Ms. Giraut. Each BSA has been issued at a purchase price per BSA of €5.83, and gives the holder the right to subscribe for one ordinary share for a purchase price per share of €58.27.

On September 15, 2016, we issued 9,300 option shares to a U.S. employee.

On October 17, 2016, we issued an aggregate of 16,500 option shares to U.S. employees.

On October 21, 2016, we issued 15,000 free shares to a non-U.S. employee.

On November 15, 2016, we issued an aggregate of 8,300 option shares to U.S. employees.

On December 9, 2016, we issued an aggregate of 23,600 free shares to our French employees, of which 100 were granted to Mr. Schilansky and 400 were granted to other executive officers.

On December 9, 2016, we issued an aggregate of 74,960 option shares to U.S. employees.

On, December 9, 2016, we issued an aggregate of 59,000 non-employee warrants (BSAs), of which 7,000 were granted to each of Messrs. Goller, Soland and Horner and Dr. Bjerke. Each BSA has been issued at a purchase price per BSA of €6.98, and gives the holder the right to subscribe for one ordinary share for a purchase price per share of €69.75.

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

Nasdaq Global Select Market

	Per ADS
	High	Low
Annual
2014 (beginning October 22, 2014)	$28.50	$22.20
2015	$44.76	$20.26
2016	$37.98	$22.55

Quarterly
First Quarter 2015	$28.40	$20.26
Second Quarter 2015	$30.04	$23.02
Third Quarter 2015	$44.76	$29.54
Fourth Quarter 2015	$39.84	$32.21
First Quarter 2016	$36.05	$22.55
Second Quarter 2016	$37.11	$27.02
Third Quarter 2016	$37.95	$31.58
Fourth Quarter 2016	$37.98	$33.53
Month Ended:
October 2016	$37.98	$34.14
November 2016	$37.05	$33.53
December 2016	$37.19	$34.20
January 2017	$35.90	$33.26
February 2017	$36.87	$33.10
March 2017 (through March 17, 2017)	$37.51	$34.52

Euronext Paris

Period	High	Low
Annual
2012 (beginning March 28, 2012)	€9.74	€7.19
2013	€12.50	€7.51
2014	€44.88	€10.78
2015	€83.48	€37.57
2016	€69.98	€38.69
Quarterly
First Quarter 2015	€47.23	€37.57
Second Quarter 2015	€53.47	€42.01
Third Quarter 2015	€83.48	€52.15
Fourth Quarter 2015	€73.00	€57.27
First Quarter 2016	€66.79	€38.69
Second Quarter 2016	€64.99	€45.05
Third Quarter 2016	€67.43	€56.97
Fourth Quarter 2016	€69.98	€61.01
Month Ended
October 2016	€69.58	€62.71
November 2016	€68.77	€61.01
December 2016	€69.98	€65.64
January 2017	€69.00	€61.56
February 2017	€69.50	€61.74
March 2017(through March 17, 2017)	€70.92	€65.15

On March 17, 2017, the closing price of the ADSs on Nasdaq was $34.88 per ADS, and the last reported closing price of the ordinary shares on Euronext Paris was €65.42 per share.

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

Underwriting Agreement

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

Exclusive Development Collaboration and License Agreement with Nestec S.A. (an affiliate of Nestle Health Sciences S.A.)

On May 27, 2016, we entered into a development collaboration and license agreement with Nestec S.A., an affiliate of Nestlé Health Sciences S.A. within the Nestlé group, whom we refer to as Nestlé Health Sciences, for the development and, if approved, commercialization of MAG1C, a ready-to-use and standardized atopy patch test tool for the diagnosis of cow’s milk protein allergy, or CMPA, in infants and toddlers.

Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C using our proprietary Viaskin technology up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Sciences has the exclusive license to commercialize MAG1C globally.

We are eligible to receive up to €100.0 million in development, clinical, regulatory and commercial milestones, inclusive of a non-refundable upfront payment of €10.0 million that we received in July 2016. We have agreed to pay for all development-related costs of MAG1C, including the costs of a worldwide clinical program, as well as manufacturing costs. We will also be eligible to receive net-sales-based milestone payments and tiered double-digit royalty payments on global product sales.

The agreement also includes provisions that we may enter into a supply agreement with Nestec under which we would supply Nestlé Health Sciences with MAG1C pursuant to the terms and conditions of a supply agreement to be negotiated in good faith in the future. If we manufacture MAG1C, then Nestlé Health Sciences has agreed to pay us an amount plus a specified mark-up for the supply of MAG1C.

Either party may terminate the agreement if the other party is in material breach and such breach has not been cured within the applicable cure period. The agreement may also be terminated by us for patent challenge and by either party for certain events of insolvency. Upon any termination of the agreement, depending upon the circumstances, the parties have varying rights and obligations with respect to the continued development and commercialization of MAG1C and certain payment and royalty obligations.

The summary provided above does not purport to be complete and is qualified in its entirety by reference to the complete agreement, which is attached as an exhibit to this Annual Report on Form 20-F. For additional information on our material contracts, please see “Item 4. Information on the Company,” Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report on 20-F.

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

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders of the ADSs that will hold such ADSs as capital assets (generally, property held for investment). This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;

•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities or arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the ADSs through such an entity;

•	S corporations;

•	certain former citizens or long term residents of the United States;

•	persons that received ADSs as compensation for the performance of services;

•	persons that acquire ADSs as a result of holding or owning our preferred shares;

•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value our ADSs and shares; and

•	holders that have a “functional currency” other than the U.S. dollar.

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

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of owning and disposing of the ADSs in its particular circumstances.

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

Capital gain from the sale, exchange or other taxable disposition of ADSs of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ADSs exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from the global offering in our business. Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Although it is not free from doubt, based on the composition of our income for our 2016 taxable year, we believe that we were not a PFIC for our 2016 taxable year and do not expect to be a PFIC for our 2017 taxable year. If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

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

For 2014, 2015 and 2016, less than 7%, 7% and 12%, respectively, of our purchases and other external expenses have been made in U.S. dollars, generating a negligible net annual foreign exchange loss of €24 thousands in 2014 and net foreign exchange gain of €79 thousands in 2015 and €682 thousands in 2016. In light of these insignificant amounts, we have not adopted, at this stage, a hedging mechanism in order to protect our business activity against fluctuations in exchange rates. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk and would then consider adopting an appropriate policy for hedging against these risks.

Liquidity Risk

As of this date, we do not believe that we are exposed to a short-term (12 months) liquidity risk, considering the cash and cash equivalents that we have available as of December 31, 2016 of €256.5 million, which are mainly composed of cash and term deposits that are convertible into cash immediately without penalties in case of a need for cash.

Moreover, we believe that the net proceeds of our July 2015 underwritten public offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements for at least the next 18 months.

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

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer (principal executive officer) and chief operating officer (principal financial officer), as appropriate, to allow timely decisions regarding required disclosure.

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level, having implemented the remediation actions described further below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our chief executive officer (principal executive officer) and chief operating officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte & Associés, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of its audit, has issued its report on the effectiveness of our internal control over financial reporting. This report is included on page F-3 of this Form 20-F and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

Remediation of Prior Material Weaknesses in Internal Control Over Financial Reporting

During fiscal 2016, we implemented changes in our internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As disclosed in Item 15. “Controls and Procedures” of our Annual Report on Form 20-F for the year ended December 31, 2015, management previously identified and disclosed a material weakness in our internal control over financial reporting associated with the segregation of duties. With the oversight of management and our audit committee, we have implemented the following remediation actions designed to address our prior material weakness:

•	Hired additional qualified accounting and finance staff, who have significant external reporting experience and experience with establishing appropriate financial reporting policies and procedures, to provide more resources to support, design and implement effective internal controls over financial reporting.

•	Engaged an external professional advisor with sufficient technical accounting expertise to assist us in the implementation of internal controls over financial reporting and segregating duties amongst accounting personnel.

•	Management implemented additional measures to strengthen our internal control over financial reporting, including expansion of year-end closing procedures, the dedication of significant internal resources and external consultant to scrutinize account analyses and reconciliations and management’s own internal reviews and efforts to remediate the material weakness in internal control over financial reporting described above and to avoid potential future material weaknesses.

We believe the measures described above have remediated the material weakness we previously identified and strengthened our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2016 and our management’s assessment of our internal control over financial reporting, we completed the testing and evaluation of the operating effectiveness of the controls. Based on our testing of these enhanced procedures, management determined that, as of December 31, 2016, we have remediated our previously identified material weakness in internal control over financial reporting.

Item 16.	Reserved.

Not applicable.

Item 16A.	Audit Committees Financial Expert.

Our board of directors has determined that Claire Giraut is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Claire Giraut is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B.	Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Conduct is available on our website at www.dbv-technologies.com.

Item 16C.	Principal Accountant Fees and Services.

Deloitte & Associés, or Deloitte, has served as our independent registered public accounting firm for 2015 and 2016. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2015	2016
	(Amount in thousands of Euros)
Audit Fees	€686	€704
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees	—	—

Total	€686	€704

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

There were no “Audit Related Fees” or “Tax Fees” or billed or paid during 2015 or 2016.

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

As a French société anonyme, we are subject to various corporate governance requirements under French law. In addition, as a foreign private issuer listed on the Nasdaq Global Select Market, we are subject to Nasdaq corporate governance standards. However, Nasdaq listing rules provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of Nasdaq rules, with certain exceptions. Currently, we comply with the corporate governance listing standards to the extent possible under French law.

We currently rely on certain exemptions for foreign private issuers and follow French corporate governance practices in lieu of Nasdaq corporate governance requirements that would otherwise require us to (1) have a majority of the board of directors consist of independent directors; (2) establish a nominating and corporate governance committee; (3) maintain a compensation committee composed entirely of independent directors; and (4) hold separate executive sessions at which only independent directors are present.

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

See pages F-1 through F-61 of this Annual Report on Form 20-F.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

The Exhibits listed in the Exhibit Index at the end of this Annual Report on Form 20-F are filed as Exhibits to this Annual Report on Form 20-F.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DBV Technologies S.A.

Paris, France

We have audited the accompanying statements of consolidated financial position of DBV Technologies S.A. and subsidiary (the “Company”) as of December 31, 2014, 2015 and 2016, and the related consolidated statements of (loss), comprehensive (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DBV Technologies SA and subsidiary as of December 31, 2014, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Associés

Represented by Julien Razungles

Neuilly-sur-Seine, France

March 22, 2017

Report of Independent Registered Public Accounting Firm

Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of DBV Technologies S.A.

Paris, France

We have audited the internal control over financial reporting of DBV Technologies S.A. and subsidiary (the “Company”) as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016, of the Company and our report dated March 22, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Associés

Represented by Julien Razungles

Neuilly-sur-Seine, France

March 22, 2017

DBV TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of Euros)

	Note	Year Ended December 31,
		2014	2015	2016
ASSETS
Non-current assets
Intangible assets	4	29	94	96
Property, plant, and equipment	5	2,225	5,581	12,482
Other non-current financial assets	6	1,596	2,711	2,745

Total non-current assets		3,850	8,387	15,323

Current assets
Inventories	7	124	—	—
Customer accounts receivable	8	136	—	1,250
Other current assets	8	6,723	11,512	14,454
Cash and cash equivalents	9	114,583	323,381	256,473

Total current assets		121,566	334,893	272,177

TOTAL ASSETS		125,416	343,280	287,500

	Note	Year Ended December 31,
		2014	2015	2016
LIABILITIES
Shareholders’ equity
Share capital	10	1,916	2,421	2,465
Premiums related to the share capital		163,877	403,910	405,882
Reserve		(26,336)	(39,580)	(50,968)
Net (loss)		(24,012)	(44,674)	(114,531)

Total shareholders’ equity		115,445	322,076	242,849

Non-current liabilities
Long-term financial debt	11	3,888	4,693	4,049
Non-current provisions	12	531	490	853
Other non-current liabilities	11	—	—	10,746

Total non-current liabilities		4,419	5,183	15,649

Current liabilities
Bank overdrafts		28	—	—
Short-term financial debt	11	213	149	591
Supplier accounts payable	13	1,875	10,034	13,720
Other current liabilities	13	3,436	5,838	14,692
Total current liabilities		5,552	16,021	29,002

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		125,416	343,280	287,500

The accompanying notes form an integral part of these consolidated financial statements.

DBV TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF (LOSS)

(Amounts in thousands of Euros except per share data)

	Note	Year Ended December 31,
		2014	2015	2016
Operating income
Revenues	15	211	202	—
Other income	15	4,551	5,964	9,084
Total income		4,762	6,166	9,084

Operating expenses
Cost of goods sold		(136)	(128)	—
Research and development	16/17	(21,143)	(34,234)	(78,828)
Sales and marketing	16/17	(13)	(491)	(11,282)
General and administrative	16/17	(8,105)	(16,859)	(35,005)
Total expenses		(29,397)	(51,712)	(125,115)
Operating (loss)		(24,636)	(45,546)	(116,031)
Financial revenues	18	727	1,018	1,516
Financial expenses	18	(103)	(146)	(16)
Financial (loss)		624	871	1,500
Income tax	19	—	—	—
Net (loss)		(24,012)	(44,674)	(114,531)
Basic/diluted earnings (loss) per share (€/share)	22	(1.49)	(2.08)	(4.68)

The accompanying notes form an integral part of these consolidated financial statements.

DBV TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)

(Amounts in thousands of Euros)

	Year Ended December 31,
	2014	2015	2016
Net (loss)	(24,012)	(44,674)	(114,531)
Other comprehensive income:
Actuarial gains and losses on employee benefits, net of corporate tax	(153)	166	(249)
Profit (loss) directly recognized in shareholders’ equity	(153)	166	(249)
Other items in the total profit (loss) to be recycled subsequently to the net profit (loss)	(26)	(90)	(743)

Total comprehensive income (loss)	(24,191)	(44,598)	(115,523)

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

DBV TECHNOLOGIES S.A

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Euros)

	Note	2014	2015	2016
Cash flows from operating activities
Net (loss) for the period		(24,012)	(44,674)	(114,531)
Reconciliation of the net (loss) and the cash used for the operating activities:
Amortization and depreciation		515	1,073	1,349
Retirement pension obligations		86	125	115
Expenses related to share-based payments		4,639	10,419	34,353
Other elements		—	296	147

Operating cash flows before change in working capital		(18,770)	(32,761)	(78,566)

Inventories		(117)	124	—
Customer accounts receivable		(125)	136	(1,250)
Other current assets		(1,702)	(4,870)	(2,931)
Supplier accounts payable		(424)	8,236	3,645
Other current and non current liabilities		578	2,372	19,564
Change in working capital requirement		(1,789)	5,998	19,028

Net cash flow used in operating activities		(20,560)	(26,763)	(59,538)

Cash flows used in investment activities
Acquisitions of property, plant, and equipment	5	(941)	(4,360)	(7,992)
Acquisitions of intangible assets	4	(31)	(148)	(215)
Acquisitions of non-current financial assets		(124)	(839)	(93)

Net cash flows used in investment activities		(1,096)	(5,347)	(8,300)

Cash flows from financing activities:
Increase in conditional advances	11	3,128	865	—
(Decrease) in conditional advances	11	(128)	(192)	(275)
Treasury shares		(889)	(175)	(54)
Capital increases, net of transaction costs	10	94,643	240,538	2,016
Other cash flows related to financing activities		54	(21)	(21)

Net cash flows from financing activities:		96,808	241,014	1,666

(Decrease) / increase in cash		75,152	208,904	(66,172)
Net cash and cash equivalents at the beginning of the period		39,403	114,555	323,381

Impact of exchange rate fluctuations		—	(78)	(735)

Net cash and cash equivalents at the close of the period	9	114,555	323,381	256,473

The accompanying notes form an integral part of these consolidated financial statements.

DBV TECHNOLOGIES S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Euros except number of shares)

	Share capital Shares of common stock
	Number of Shares	Amount	Premiums Related to the Share Capital	Reserve	Profit (loss)	Total Share-holders’ Equity
At January 1, 2014	15,088,298	1,509	69,641	(11,449)	(19,306)	40,395
Net (loss)					(24,012)	(24,012)
Foreign exchange translation
(Loss) directly recognized in shareholders’ equity				(179)		(179)

Total (loss) directly recognized in shareholders’ equity				(179)	(24,012)	(24,191)
Allocation of prior (loss)				(19,306)	19,306	—
Increase in capital	4,072,363	407	94,204			94,611

Treasury shares				(41)		(41)

Issue of share warrants			32			32
Share-based payments				4,639		4,639

At December 31, 2014	19,160,661	1,916	163,877	(26,336)	(24,012)	115,445
Net (loss)	—	—	—	—	(44,674)	(44,674)
Foreign exchange translation	—	—	—	(90)	—	(90)
(Loss) directly recognized in shareholders’ equity	—	—	—	166	—	166

Total (loss) directly recognized in shareholders’ equity				76	(44,674)	(44,598)
Allocation of prior (loss)	—	—	—	(24,012)	24,012	—
Increase in capital	5,044,468	504	239,892	—	—	240,396
Treasury shares	—	—	—	273	—	273
Issue of share warrants	—	—	142	—	—	142
Share-based payments	—	—	—	10,419	—	10,419

At December 31, 2015	24,205,129	2,421	403,910	(39,580)	(44,674)	322,076
Net (loss)	—	—	—	—	(114,531)	(114,531)
Foreign exchange translation	—	—	—	(743)	—	(743)
(Loss) directly recognized in shareholders’ equity	—	—	—	(249)	—	(249)

Total (loss) directly recognized in shareholders’ equity				(992)	(114,531)	(115,523)
Allocation of prior (loss)	—	—	—	(44,674)	44,674	—
Increase in capital	443,699	44	1,395	—	—	1,439

Treasury shares	—	—	—	(74)	—	(74)

Issue of share warrants	—	—	577	—	—	577
Share-based payments	—	—	—	34,353	—	34,353

At December 31, 2016	24,648,828	2,465	405,882	(50,968)	(114,531)	242,849

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1: The Company

Incorporated in 2002 under the laws of France, DBV Technologies S.A. (“DBV Technologies,” or the “Company”) is a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy, specifically in young children.

The Company historically marketed a ready-to-use diagnostic product to detect cow’s milk protein allergy (“CMPA”) in children called Diallertest® Milk, which was launched in France in 2004. This product was distributed in France only, by a commercial partner, under a temporary exception status from French regulatory authorities which, without such temporary exception, marketing of the product would not be allowed. During the second half of 2015, the Company discontinued its commercial partnership with respect to the product and ceased commercial sales of Diallertest Milk. The Company did not generate any revenue from sales of Diallertest Milk in 2016 and has discontinued any further commercialization of the product.

DBV Technologies is also developing a novel technology platform called Viaskin®. The Company’s therapeutic approach is based on epicutaneous immunotherapy, or EPIT, a proprietary method of delivering biologically active compounds to the immune system through intact skin using Viaskin.

Viaskin® Peanut is the first specific immunotherapy product developed by DBV Technologies. Solid preclinical data have already been published. Pharmacological development was achieved through a vast network of collaborative efforts in the United States and in Europe. A tolerance study (Phase Ib) conducted in the United States demonstrated the safety and high level of tolerance of Viaskin® Peanut in patients with peanut allergies, and the U.S. Food and Drug Administration (“FDA”) granted a Fast Track designation to the product. In France, the French Health Product Safety Agency (Agence française de sécurité sanitaire des produits de santé, AFSSAPS) authorized an efficacy study sponsored by the Paris Region Public Hospitals (Assistance Publique – Hôpitaux de Paris, AP/HP). In 2012, an efficacy study (Phase IIb) was launched in the United States and Europe. The topline results for the studies were published during the second 2014 semester. Peanut EPIT Efficacy and Safety Study (“PEPITE”), a Phase III clinical study, began during the last 2015 quarter and the Company has reached its patient recruitment objective for the clinical study at the end of the first half 2016. In August 2016, the Company launched the REAL Life Use and Safety of EPIT (“REALISE”) study, which is designed to evaluate the use and safety of Viaskin Peanut 250 µg in routine clinical practice in approximately 335 peanut allergic patients four to 11 years of age. Results from both PEPITES and REALISE are expected during the second half of 2017.

Viaskin® Milk is the second product developed in specific immunotherapy for the treatment of CMPA in children two to 17 years of age, and received fast track designation from the FDA in September 2016. In 2014, a clinical efficacy study using Viaskin® Milk was launched. In June 2015, the Company completed Part A of the Viaskin® Milk Efficacy and Safety Phase I/II study. No safety concern was observed during Part A of the study and the Company has begun enrolling cow’s milk-allergic subjects in the Part B (Phase II) of the study to evaluate the safety and efficacy of three doses of Viaskin® Milk in children ages 2-17.

In November 2015, in partnership with the Company, the Children’s Hospital of Philadelphia initiated an investigator-sponsored multi-center, double-blind, placebo-controlled, randomized trial to study safety and efficacy of Viaskin Milk in pediatric patient populations with milk-induced Eosinophilic Esophagitis (“EoE”).

The Company is also developing a third product candidate, Viaskin Egg, for the treatment of hen’s egg allergy. In the first half of 2015, the Company began pre-clinical work for this product candidate with the goal of initiating a clinical program if these studies are successful.

Main events in 2016

1. PARTNERSHIPS

In May 2016, the Company announced that it has entered into an exclusive global collaboration with Nestlé Health Science for the development and, if approved, commercialization of MAG1C, an innovative, ready-to-use and standardized atopy patch test for the diagnosis of CMPA in infants and toddlers.

Under the terms of the agreement, the Company will be eligible to receive up to €100 million in development, clinical, regulatory and commercial milestones, including an upfront payment of €10 million. The Company will be responsible for performing development activities up through a pivotal Phase III clinical program, following which Nestlé Health Science has the exclusive right to commercialize the product globally, if approved. As of December 31, 2016, the Company recorded a deferred revenue balance with respect to payments received under its collaboration with Nestlé Health Science, which the Company will recognize over the service obligation period. Deferred revenue is included in other current and non-current liabilities, as applicable.

On September 6, 2016, the Company, BioNet-Asia Co. Ltd. and the Geneva University Hospitals (HUG) announced that the first subject was enrolled in a proof-of-concept Phase I clinical trial testing Viaskin rPT in the reactivation of immunity against Bordetella pertussis (whooping cough) in healthy adults. This pertussis vaccination program intends to test the ability of the Company’s needleless and adjuvant-free patch technology, Viaskin, to epicutaneously deliver two doses of BioNet’s genetically detoxified, recombinant pertussis toxin (rPT) to boost immunity against whooping cough.

On November 17, 2016, the Company, BioNet-Asia and Geneva University Hospitals announced the completion of the dosing in the first cohort of the Phase I trial of Viaskin rPT for booster vaccination against Bordetella pertussis. The independent Data and Safety Monitoring Board expressed no safety concerns with Viaskin rPT 25 µg in the first subject cohort. Based on this review, dosing with Viaskin rPT 50 µg has been initiated in the second subject cohort.

2. CLINICAL PROGRAMS

On June 27, 2016, the Company announced completion of recruitment in its global Phase III study of Viaskin Peanut for the treatment of peanut allergic children. Recruitment in PEPITES exceeded initial expectations, with a total of 500 patients screened. As a result, the Company increased its initial randomization target of 330 patients to at least 350 patients. Viaskin Peanut is the Company’s lead product candidate, which is based on epicutaneous immunotherapy (“EPIT”), a proprietary technology platform that can deliver biologically active compounds to the immune system through the skin.

On August 1, 2016, the Company announced the expansion of a clinical program of Viaskin Peanut for the treatment of peanut allergy. REALISE is a Phase III trial designed to assess the use and safety of Viaskin Peanut 250 µg in routine clinical practice and is expected to enroll approximately 335 peanut allergic patients four to 11 years of age. Results from both PEPITES and REALISE are expected during the second half of 2017.

On September 21, 2016, the Company announced that the FDA granted Fast Track designation for Viaskin Milk, the Company’s investigational treatment for pediatric patients two years of age and older with Immunoglobulin E (“IgE”)-mediated CMPA, currently under clinical investigation in a Phase IIb trial. There are currently no approved treatments for CMPA, the most common food allergy in infants and young children. Fast Track is a process designed by the FDA to facilitate the development, expedite the review of drugs to treat serious conditions and fill an unmet medical need.

On October 24, 2016, the Company announced topline results from the two-year OLFUS-VIPES study supporting the durable effect and favorable safety profile of Viaskin Peanut for the treatment of peanut-allergic children.

On October 26, 2016, the Company announced the publication of positive Viaskin Peanut data from the National Institute of Allergy and Infectious Disease-sponsored Phase II academic study in the Journal of Allergy and Clinical Immunology.

3. CHANGE IN THE GROUP’S EXECUTIVE COMMITTEE MEMBERSHIP AND BOARD MEMBERS

The Company announced the appointment of Lucia Septién, M.D., as Chief Medical Officer. Dr. Septién will provide strategic input and oversight into the Company’s clinical development programs and medical affairs. In partnership with Dr. Hugh Sampson and Laurent Martin, the Company’s Chief Scientific Officer and Chief Development Officer, respectively, Dr. Septién will be instrumental in the advancement of the Company’s lead product candidate, Viaskin Peanut, through its Phase III trial to appropriate regulatory submissions. Dr Septién will also have a key role in accelerating the development of other Viaskin product candidates in and beyond food allergies. Dr. Septién is a new member of the executive committee of the Company.

On June 21, 2016, the Company announced the appointments of Claire Giraut and Maïlys Ferrere to its Board of Directors, effective immediately pursuant to their election at the Company’s ordinary shareholders’ general meeting. Claire Giraut will serve on the Board’s Audit Committee. With these additions, the Company’s Board is now comprised of seven directors.

Note 2: General Information and Statement of Compliance

Preliminary remarks

DBV Technologies Inc. was incorporated in Delaware on April 7, 2014 (the “US subsidiary”). The share capital of this US subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

General principles

The accompanying consolidated financial statements and related notes (the “Financial Statements”) present the operations of DBV Technologies S.A. and its US subsidiary (the “Group”) as of December 31, 2016. The Company is a corporate venture under French law (société anonyme) and its registered office is located at 177/181 avenue Pierre Brossolette, 92210 Montrouge at December 31, 2016.

Our Financial Statements as of December 31, 2016 have been prepared under the responsibility of DBV Technologies’ management. The Financial Statements were approved by the Board of Directors of DBV Technologies on March 14, 2017.

All amounts are expressed in thousands of euros, unless stated otherwise.

For consolidation purposes, both DBV Technologies S.A. and the US subsidiary have prepared individual financial statements for the periods ended December 31, 2014, December 31, 2015 and December 31, 2016.

Statement of Compliance

Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2016. Comparative figures are presented for December 31, 2014 and 2015.

Due to the listing of the Company’s ordinary shares on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the financial statements of the Group are also prepared in accordance with IFRS, as adopted by the European Union (“EU”).

The following amendments are mandatorily effective for annual periods beginning on or after January 1st, 2016:

•	Amendments to IAS 16 / IAS 38 – Clarification of acceptable methods of depreciation and amortization

•	Amendments to IAS 1 – Disclosure initiative

•	Amendments to IFRS11 – Acquisition of an interest in a joint operation

•	Amendments to IAS 28, IFRS 10, IFRS 12, Investment entities: applying the consolidation exception

•	Amendments to IAS 16 / IAS 41 – Bearer plants

•	Amendments to IAS 27 – Equity method in separate financial statements

•	IFRS 14 – Regulatory Deferral Accounts

•	Amendments to IFRSs Annual Improvements to IFRSs 2012-2014 Cycle

These amendments have not had any impact on the Financial Statements as of December 31, 2016.

As of December 31, 2016, there is no difference in the IFRS published and mandated by the IASB and EU, with the exception of the following specific accounting principles which the EU has not yet adopted at the end of 2016:

•	IFRS 14 – Regulatory Deferral Accounts

This amendment has not had any impact on the Financial Statements as of December 31, 2016.

As a result, the Financial Statements comply with IFRS as published by the IASB and as adopted by the EU.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (the “IAS”), as well as the interpretations issued by the Standing Interpretations Committee (the “SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”). The main accounting methods used to prepare the Financial Statements are described below. These methods were used for all years presented.

There is no new standard, amendment to standards, or interpretation applicable with effect on the period ending December 31, 2016 that have an impact on the Financial Statements or on their presentation.

New and revised standards and amendments that may be relevant to the Company’s operations but are not yet effective:

•	IFRS 9 – Financial Instruments

•	IFRS 15 – Revenue from Contracts with Customers

•	IFRS 16 – Leases

•	Amendment to IAS 7 – Statement of Cash flows

•	Amendments to IAS 12 – Recognition of deferred tax assets for unrealised losses

•	Amendments to IFRS 2 – Classification and measurement of share-based payment transactions

•	Amendements to IFRS 10 and IAS 28 – Sale or contribution of assets between an Investor and its associate or Joint Venture

Management is in the process of evaluating the impact of these standards and amendments and is therefore, not currently able to estimate reliably the impact of their adoption on the Company’s results on financial position or cash flows.

The accounting policies and measurement principles adopted for the Financial Statements as of and for the year ended December 31, 2016 are the same as those used as of and for the years ended December 31, 2014 and 2015.

Note 3: Accounting Principles

Methods of consolidation

The Financial Statements incorporate the standalone financial statements of DBV Technologies S.A and US subsidiary which is controlled by the Company. Control is achieved when the Company:

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

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non- controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

For the purpose of presenting these consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into euros using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates at the dates of the transactions. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

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

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented in current assets with loans with a maturity of less than 12 months are presented within “other current assets” and with trade receivables presented within “accounts receivable.” Loans with a maturity of more than 12 months are presented as “long- term loans and advances” within “other non-current assets.” Those financial assets are measured at amortized cost using the effective interest method.

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

Assets at Fair Value Per the Consolidated Statements of (Loss)

These assets are classified on the balance sheet in the following line items: Other non-current assets, Current financial assets and Cash and cash equivalents.

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

3.8 Recognition and measurement of Financial Liabilities

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

3.9 Subsidies and Conditional Advances

Subsidies

The Company receives assistance in the form of subsidies, which are grants that are not repayable by the Company. The subsidies are recognized when there is reasonable assurance that:

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

The conditional advances that can be subject to this type of modification are the with Compagnie Française d’Assurance pour le Commerce Extérieur (“COFACE”) advances presented in Note 11.

3.10 Provisions

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

3.11 Revenue

The revenue of the Company resulted in previous years mainly from the sale of the product Diallertest, a kit for diagnosing the allergy to proteins in cow’s milk. During the second half of 2015, the Company discontinued its commercial partnership with respect to the product and ceased selling Diallertest Milk.

The Company recognizes revenue when the amount can be measured reliably, when it is likely that the future economic advantages will benefit the Company, and when the specific criteria are met for the business activity of the Company. For product sales, the sales revenue is recognized upon delivery.

3.12 Other Income

Subsidies

Since it was formed, because of its innovative character, the Company has received a certain number of sources of assistance or subsidies from the central government or from local public authorities such as OSEO or the Banque Publique d’Investissement, intended to finance its operations or the recruitment of specific personnel.

When the grant of the subsidy is reasonably certain, these subsidies are recognized as “Other income” during the calendar year over which the corresponding expenses or expenditures were recorded.

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

The Company has received the Research Tax Credit annually since it was formed.

The Company received the reimbursement of the 2013 Research Tax Credit for an amount of €3.3 million during the year 2014. The Company received the reimbursement of the 2014 Research Tax Credit for an amount of €4.3 million during the year 2015.

The Company received the reimbursement of the 2015 Research Tax Credit for an amount of €5.7 million during the year 2016.

The Company will request the reimbursement of the 2016 Research Tax Credit for an amount of €7.2 million during the year 2017, under the community tax rules for small and medium firms in compliance with the regulatory texts applicable.

Collaboration agreement with Nestlé Health Science

On May 31, 2016, the Company announced its entry into an exclusive global collaboration with Nestlé Health Science to develop MAG1C, a ready-to-use and standardized atopy patch test tool for the diagnosis of cow’s milk protein allergy in infants and toddlers. Under the terms of the exclusive collaboration, the Company is responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally. The Company is eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, inclusive of a non-refundable upfront payment of €10.0 million, received in July 2016.

In accordance with International Accounting Standard 18, upfront payments and milestones received under the Company’s collaboration agreement are deferred and recognized over the service period obligation. Upon entry into the collaboration agreement, the Company’s management estimated the expected service period obligation, as well as the cost involved in the project. Upfront payments and milestones are recognized on a straight line basis or, if the associated costs can be reliably estimated, based on the cost incurred under the project. Periodically, the Company reassesses the estimated time and cost to complete the project and adjusts the time period over which the revenue is deferred accordingly. If the outcome of a contract cannot be estimated reliably, revenue is recognized only to the extent of costs incurred that it is probable will be recoverable, in accordance with International Accounting Standard 11.

As of December 31, 2016, the Company recorded a deferred revenue balance with respect to payments received under its collaboration with Nestlé Health Science, which the Company will recognize over the service obligation period. Deferred revenue is included in other current and non-current liabilities, as applicable.

3.13 Rental Agreements

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

3.14 Taxes

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

3.15 Segment Information

The Company operates in a single operating segment: the conducting of research and development of epicutaneous immunotherapy products in order to market them in the future. The assets, liabilities, and operating losses recognized are primarily located in France.

3.16 Other Items in the Comprehensive (or Loss)

The revenue and expense items for the period that are not posted in the Consolidated Statements of (Loss) as stipulated by the applicable standards are presented, as necessary, under the rubric “Other items in the comprehensive (or loss).”

3.17 Use of Estimates

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

These estimates and judgments mainly involve:

•	a valuation of the fair value of the employee warrants (BSPCEs) granted to employees and/or executives and share warrants (BSAs) granted to non-employee members of the Board of Directors and scientific consultants and to service providers, performed on the basis of actuarial models; these models require the use by the Company of certain calculation assumptions such as the expected volatility of the security;

•	an estimate of the Research Tax Credit based on internal and external expenses incurred by the Company during the year. Only eligible research expenses are included in the calculation of the research tax credit; and

•	an estimate of the repayments of the conditional advances obtained by Company from public institutions. The anticipated repayments of the conditional advances are analyzed at each reporting period.

3.18 Presentation of Financial Assets and Financial Liabilities Measured at Fair Value

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

3.19 Subsequent events

The Consolidated Statements of Financial Position and the Consolidated Statements of (Loss) of the Company are adjusted to reflect the subsequent events that alter the amounts related to the situations that exist as of the closing date. The adjustments are made until the date the financial statements are approved and authorized for issuance by the Board of Directors.

Note 4: Intangible Assets

The intangible assets are broken down as follows:

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Patents, licenses, trademarks	46	54	196
Software	162	302	376

Total, gross	208	356	572

Accumulated amortization of patents, licenses, and trademarks	38	53	125
Accumulated depreciation of software packages	141	210	351

Accumulated amortization and depreciation	179	262	476

Total, net	29	94	96

The increase of the gross value of intangible assets only correspond to acquisitions for a global amount of €216 thousands.

There has been no recognition of impairment losses in application of IAS 36 Impairment of Assets for the calendar years presented.

Note 5: Property, Plant, and Equipment

	1/1/2014	Increase	Decrease	12/31/2014
	(Amounts in thousands of Euros)
Laboratory equipment	1,372	886	—	2,257
Building fixtures	922	8	—	930
Office equipment	215	—	—	215
Computer equipment	274	48	—	322
Other property, plant, and equipment	51	—	—	51

Total, gross	2,834	941	—	3,775

Accumulated depreciation of laboratory equipment	670	246	—	916
Accumulated depreciation of the building fixtures	179	107	—	286
Accumulated depreciation of office equipment	92	34	—	126
Accumulated depreciation of computer equipment	159	64	—	222
Accumulated depreciation of other property, plant, and equipment	—	—	—	—

Total accumulated amortization and depreciation	1,099	451	—	1,550

Total, net	1,734	491	—	2,225

	1/1/2015	Increase	Decrease	12/31/2015
	(Amounts in thousands of Euros)
Laboratory equipment	2,257	467	(368)	2,357
Building fixtures	930	8	—	938
Office equipment	215	24	(30)	209
Computer equipment	322	244	(95)	470
Property, plant, and equipment in progress	51	3,622	—	3,672

Total, gross	3,775	4,365	(493)	7,646

Accumulated depreciation of laboratory equipment	916	382	(349)	948
Accumulated depreciation of the building fixtures	286	496	—	782
Accumulated depreciation of office equipment	126	35	(30)	131
Accumulated depreciation of computer equipment	222	78	(95)	205

Total accumulated amortization and depreciation	1,550	990	(475)	2,065

Total, net	2,225	3,375	(18)	5,581

	1/1/2016	Increase	Decrease	12/31/2016
	(Amounts in thousands of Euros)
Laboratory equipment	2,357	740	—	3,097
Building fixtures	938	3,672	—	4,610
Office equipment	209	398	—	607
Computer equipment	470	516	—	986
Property, plant, and equipment in progress	3,672	2,713	—	6,385

Total, gross	7,646	8,039	—	15,685

Accumulated depreciation of laboratory equipment	948	557	—	1,505
Accumulated depreciation of the building fixtures	782	327	—	1,109
Accumulated depreciation of office equipment	131	81	—	212
Accumulated depreciation of computer equipment	205	172	—	377

Total accumulated amortization and depreciation	2,065	1,137	—	3,203

Total, net	5,581	6,901	—	12,482

Over the three years presented, the acquisitions correspond primarily to building fixtures and to laboratory and production equipment and material. The increase in property, plant and equipment in progress item is related to costs incurred for building out the Company’s new corporate headquarters located at Montrouge, as well as the purchase of materials for the conception and tuning of the new industrial machines (Gen 4.0 and Cut Pack, for example).

Note 6: Non-Current Financial Assets

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Deposits	100	716	824
Pledged securities	385	611	611
Liquidity contract	1,111	1,384	1,310

Total non-current financial assets	1,596	2,711	2,745

The non-current financial assets are composed of security deposits paid to the lessor and of open-ended mutual funds (sociétés d’investissement à capital variable, “SICAVs”) pledged as guarantees of the ordinary rental agreements and the liquidity contract.

Under the liquidity contract, 3,747 treasury shares were allocated as a reduction of Shareholders’ Equity as at December 31, 2016 with the cash balance being maintained in financial assets. The share capital is divided in 24,648,828 shares including these 3,747 treasury shares.

Note 7: Inventories

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Inventories of raw materials	124	69	69
Depreciation of inventories (charged to income statement)	—	(69)	(69)

Total net value of the inventories	124	—	—

The inventories and work in progress involved the Diallertest Milk product. The Company discontinued its commercial partnership with respect to the product during the second half of 2015.

Note 8: Customer Accounts Receivable

8.1 Customer Accounts Receivable

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Accounts receivable	149	13	1,263
Valuation allowance (charged to income statement)	(13)	(13)	(13)

Total net value of accounts receivable	136	—	1,250

All the customer accounts receivable have payment terms of less than one year.

As of December 31, 2016, the accounts receivable correspond primarily to the amounts due under collaboration agreement with Nestlé Health Science. As of December 31, 2014 and 2015, accounts receivable and related receivables correspond primarily to the sales of Diallertest®. Milk. The Company discontinued its commercial partnership with respect to the product in the second half of 2015.

		Additions
(in thousands of euros)	Balance at beginning of period	Charged to	Charged to		Balance at end of period
Description— 2014		Income statement	Other accounts	Reversal
Valuation allowance deducted from account receivables	13	—	—	—	13

		Additions
	Balance at beginning of period	Charged to	Charged to		Balance at end of period
Description— 2015		Income statement	Other accounts	Reversal
Valuation allowance deducted from account receivables	13	—	—	—	13

		Additions
	Balance at beginning of period	Charged to	Charged to		Balance at end of period
Description— 2016		Income statement	Other accounts	Reversal
Valuation allowance deducted from account receivables	13	—	—	—	13

8.2 Other current assets

The other current assets are broken down as follows:

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Research tax credit	4,340	5,702	7,228
Other tax claims	1,023	2,550	2,618
Other receivables	423	1,409	1,883
Prepaid expenses	938	1,850	2,725

Total	6,723	11,512	14,454

The other tax debt claims are primarily related to the deductible VAT as well as the reimbursement of VAT that has been requested.

As of December 31, 2016, 2015 and 2014, prepaid expenses are comprised primarily of rental and insurance expenses, upfront payments deferred over clinical studies period, as well as scientific fees. Their variation is linked to an increase in insurance premiums following the Company’s U.S. public offering on Nasdaq in 2014 and the July 2015 follow-on fundraising, as well as an increase in upfront payments which are recognized over the term of the ongoing clinical studies.

Research Tax Credit

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. In compliance with the principles described in Note 3.13, the Research Tax Credit is posted to the accounts as “Other Income” during the year with which the eligible research expenditures are associated.

The changes in this Research Tax Credit over the last three years are presented as follows:

Amounts in thousands of Euros
Opening Balance Sheet Receivable as of January 1, 2014	3,312
+ Other income	4,340
- Payment received	(3,312)
- Adjustment	—

Closing Balance Sheet Receivable as of December 31, 2014	4,340

Amounts in thousands of Euros
Opening Balance Sheet Receivable as of January 1, 2015	4,340
+ Other income	5,702
- Payment received	(4,322)
- Adjustment	(18)

Closing Balance Sheet Receivable as of December 31, 2015	5,702

Amounts in thousands of Euros
Opening Balance Sheet Receivable as of January 1, 2016	5,702
+ Other income	7,228
- Payment received	(5,702)
- Adjustment	—

Closing Balance Sheet Receivable as of December 31, 2016	7,228

The adjustments to the amount of the receivable in 2015 reflect the penalties related to the tax inspection of the 2014 Research Tax Credit that occurred in 2015.

Following a tax inspection led by the French tax authorities on fiscal years 2012, 2013 and 2014, the Company received on July 4, 2016 a proposition of adjustments primarily affecting the Research Tax credit. The proposed adjustment amounts to €0,9 million.

The Company, advised by its counsels, has sent a response to dispute the proposed reassessment. No provision has been recorded in the consolidated financial statement as of December 31, 2016.

Note 9: Cash and Cash Equivalents

The cash and cash equivalents item is broken down as follows:

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Cash	108	178,895	146,374
Cash equivalents term deposits	114,475	144,486	110,100

Total cash and cash equivalents as reported in statement of financial position	114,583	323,381	256,473

Bank overdrafts	(28)	—	—

Total net cash and cash equivalents as reported in the statement of cash flow	114,555	323,381	256,473

Cash equivalents are immediately convertible into cash at no cost. They are measured using level 1 fair value measurements.

As of December 31, 2015, the increase in cash and cash equivalents mainly related to the net proceeds received as part of our July 2015 fundraising.

Note 10: Capital

10.1 Share Capital Issued

The share capital, as of December 31, 2016, is set at the sum of €2,464,882.80. It is divided into 24,648,828 fully authorized, subscribed and paid-up shares with a nominal value of €0.10.

This number does not include share warrants (“BSA”), employee warrants (“BSPCE”), stock-options (“SO”) and performance shares (“AGA”) granted to certain investors and to certain natural persons, both employees and non-employees of the Company.

All the shares give their owners the right to a proportional share of the income and the net assets of the Company.

The table below presents the historical changes in the share capital of the Company as of December 31 2014, 2015 and 2016:

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2014	K€	1,508.8	K€	69,640.9	15,088,298	€0.10
01/23/2014	Capital increase by issuance of common shares	K€	3.8	K€	189.4	37,650	€0.10
02/11/2014	Capital increase by issuance of common shares	K€	0.5	K€	41.2	5,000	€0.10
04/02/2014	Capital increase by incorporation of reserve	K€	24.2	K€	(24.2)	242,484	€0.10
06/11/2014	Capital increase by issuance of common shares	K€	4.5	K€	226.4	45,000	€0.10
06/13/2014	Capital increase by issuance of common shares	K€	4.0	K€	169.2	40,005	€0.10
06/18/2014	Capital increase by issuance of common shares	K€	1.0	K€	44.6	9,750	€0.10
06/19/2014	Capital increase by issuance of common shares	K€	0.1	K€	5.1	1,005	€0.10
07/25/2014	Capital increase by incorporation of reserve	K€	4.5	K€	(4.5)	44,693	€0.10
09/19/2014	Capital increase by incorporation of reserve	K€	25.7	K€	(25.7)	257,418	€0.10
10/03/2014	Capital increase by issuance of common shares	K€	2.3	K€	105	22,965	€0.10
10/22/2014	Capital increase by issuance of common shares	K€	307.5	K€	104,231.9	3,074,686	€0.10
11/01/2014	Capital increase by incorporation of reserve	K€	25.7	K€	(25.7)	257,422	€0.10
11/30/2014	Capital increase by issuance of common shares	K€	1.8	K€	97	17,560	€0.10
11/30/2014	Capital increase by issuance of common shares	K€	1.7	K€	83.3	16,725	€0.10
12/31/2014	Issue of share subscription warrants			K€	32.3		€0.10
12/31/2014	Fees charged to share premium 2014			K€	(10,909.1)

	Balance as of December 31, 2014	K€	1,916.1	K€	163,876.8	19,160,661	€0.10

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2015	K€	1,916.1	K€	163,876.8	19,160,661	€0.10
01/06/2015	Capital increase by issuance of common shares	K€	0.4	K€	18.9	3,750	€0.10
01/07/2015	Capital increase by issuance of common shares	K€	1.0	K€	59.0	10,000	€0.10
01/22/2015	Capital increase by incorporation of reserve	K€	3.5	K€	(3.5)	35,360	€0.10
01/30/2015	Capital increase by issuance of common shares	K€	9.8	K€	476.8	97,720	€0.10
02/03/2015	Capital increase by issuance of common shares	K€	0.8	K€	37.7	7,500	€0.10
02/13/2015	Capital increase by issuance of common shares	K€	3.8	K€	188.6	37,500	€0.10
02/17/2015	Capital increase by issuance of common shares	K€	2.0	K€	100.6	19,995	€0.10
03/04/2015	Capital increase by issuance of common shares	K€	1.0	K€	59	10,000	€0.10
03/26/2015	Capital increase by issuance of common shares	K€	5.0	K€	400	50,000	€0.10
04/07/2015	Capital increase by issuance of common shares	K€	4.0	K€	169.2	40,005	€0.10
04/09/2015	Capital increase by issuance of common shares	K€	15.0	K€	692.1	150,375	€0.10
04/28/2015	Capital increase by issuance of common shares	K€	1.4	K€	77.1	14,290	€0.10
05/05/2015	Issue of share subscription warrants	K€		K€	43
05/11/2015	Capital increase by issuance of common shares	K€	2.0	K€	100.7	20,010	€0.10
06/23/2015	Capital increase by issuance of common shares	K€	59.1	K€	27,029.4	590,543	€0.10
06/23/2015	Capital Decrease	K€	(58.6)	K€	(26,823.4)	(586,048)	€0.10
07/20/2015	Capital increase by issuance of common shares	K€	414.0	K€	254,932.9	4,140,000	€0.10
07/24/2015	Capital increase by issuance of common shares	K€	1.6	K€	79.2	15,750	€0.10
07/25/2015	Capital increase by incorporation of reserve	K€	28.6	K€	(28.6)	286,338	€0.10
07/28/2015	Capital increase by issuance of common shares	K€	1.7	K€	91.5	17,000	€0.10
09/18/2015	Capital increase by issuance of common shares	K€	0.3	K€	46.7	2,500	€0.10
10/07/2015	Capital increase by issuance of common shares	K€	4.8	K€	241.2	47,955	€0.10
12/10/2015	Capital increase by issuance of common shares	K€	1.8	K€	146.9	17,500	€0.10
12/10/2015	Issue of share subscription warrants	K€		K€	99.2
12/14/2015	Capital increase by issuance of common shares	K€	1.6	K€	69.5	16,425	€0.10
12/31/2015	Fees charged to share premium	K€		K€	(18,269.7)

	Balance as of December 31, 2015	K€	2,420.5	K€	403,910.4	24,205,129	€0.10

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2016	K€	2,420.5	K€	403,910.4	24,205,129		€0.10
01/05/16	Capital increase by issuance of common shares	K€	0.6	K€	32.7	6,495
02/16/16	Issue of share subscription warrants	K€		K€	471.1			€0.10
04/06/16	Capital increase by incorporation of reserve	K€	10.2	K€	(10.2)	101,829		€0.10
05/27/16	Capital increase by issuance of common shares	K€	0.2	K€	7.5	1,500		€0.10
06/03/16	Capital increase by issuance of common shares	K€	15.6	K€	(15.6)	156,000		€0.10
06/06/16	Capital increase by issuance of common shares	K€	6.0	K€	301.2	59,890		€0.10
06/10/16	Capital increase by issuance of common shares	K€	3.5	K€	176.0	34,985		€0.10
07/18/16	Capital increase by issuance of common shares	K€	2.0	K€	100.7	20,010		€0.10
08/21/16	Issue of share subscription warrants	K€		K€	106		€
08/04/16	Capital increase by issuance of common shares	K€	1.0	K€	50.4	10,020		€0.10
08/24/16	Capital increase by issuance of common shares	K€	0.7	K€	37.1	7,380		€0.10
08/30/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
08/31/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/01/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/02/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/05/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/06/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/06/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/08/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/09/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/12/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/12/16	Capital increase by issuance of common shares	K€	0.5	K€	23.1	4,590		€0.10
11/25/16	Capital increase by issuance of common shares	K€	0.6	K€	30.2	6,000		€0.10

	Balance as of December 31, 2016	K€	2,464.9	K€	405,882.5	24,648,828		€0.10

No fees and banks commissions related to share capital increases in 2016 were posted in deduction of the share premium. In 2015, the fees and banks commissions related to share capital increases amounted to €18.3 million.

On July 20, 2015, the Company announced the closing of its underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 American Depositary Shares (ADSs) at a price to the public of $34.00 per ADS, before underwriting discounts and commissions, which included an additional 1,080,000 ADSs sold pursuant to the full exercise of the underwriters’ option to purchase additional ADSs. Each ADS represents the right to receive one-half of one ordinary share.

As part of the public offering completed in July 2015, share capital increased by the issuance of 4,140,000 shares (€414 thousands) with a corresponding increase of €236.9 million in share premium (€254.9 million gross, or €236.9 million net after deduction of fees and expenses of €18.0 million).

Initial public offering on the NASDAQ Global Market

On October 22, 2014, the Company announced the pricing of its global offering of 2,673,641 common shares, of which 2,138,913 ordinary shares represented by 4,277,826 ADSs at the subscription price of $21.64 per ADS, as part of a public offering conducted in the United States, Canada and some countries outside of France, and 534,728 common shares at a price of €34 per share, under a concurrent private placement conducted by leaders banks and international sales agents in France and in some countries outside the United States and Canada.

As part of the initial public offering completed in October 2014, share capital increased by the issuance of 3,074,686 shares €(307,468) with a corresponding increase of €93,403,561 in share premium (€104,231,855 gross, or €93,403,561 net after deduction of fees and expenses for €10,828,294.23).

10.2 Share Warrants and Employee Warrants

The Company has issued share warrants (BSAs), employee warrants (BSPCEs), performance shares (AGAs) and stock-options (SO) as follows:

Date	Type	Number of warrants issued as of 12/31/2014	Number of warrants null and void as of 12/31/2014	Number of warrants null and outstanding as of 12/31/2014	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	1,145	17,175	€4.33
01/21/2009	BSA/BSPCE	16,380	—	13,713	205,695	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	1,825	27,375	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	28,933	433,995	€5.13
11/22/2011	BSA/BSPCE	11,377	—	9,373	140,595	€5.13
01/17/2012	BSA	89,835	—	89,835	89,835	€5.13
04/02/2012	AGA	669,796	—	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	25,000	25,000	€8.59
11/28/2012	AGA	35,360	—	35,360	35,360	€—
07/25/2013	BSA	73,000	—	70,500	70,500	€8.10
09/12/2013	AGA	501,500	—	420,000	420,000	€—
09/18/2013	SO	518,000	—	471,000	471,000	€7.57
06/03/2014	BSA	10,000	—	10,000	10,000	€18.79
06/03/2014	AGA	186,000	—	186,000	186,000	€—
06/03/2014	SO	75,000	—	75,000	75,000	€19.01

Total		2,398,206	8,101	1,437,684	2,207,530

Date	Type	Number of warrants issued as of 12/31/2015	Number of warrants null and void as of 12/31/2015	Number of warrants null and outstanding as of 12/31/2015	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	859	12,885	€4.33
01/21/2009	BSA/BSPCE	16,380	—	4,041	60,615	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	730	10,950	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	13,465	201,975	€5.13
11/22/2011	BSA/BSPCE	11,377	—	2,509	37,635	€5.13
01/17/2012	BSA	89,835	—	89,835	89,835	€5.13
04/02/2012	AGA	669,796	1,860	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	10,000	10,000	€8.59
11/28/2012	AGA	35,360	—	—	—	€—
07/25/2013	BSA	73,000	—	13,000	13,000	€8.10
09/12/2013	AGA	501,500	113,333	101,829	101,829	€—
09/18/2013	SO	518,000	47,000	471,000	471,000	€7.57
06/03/2014	BSA	10,000	—	5,000	5,000	€18.79
06/03/2014	AGA	186,000	30,000	156,000	156,000	€—
06/03/2014	SO	75,000	—	75,000	75,000	€19.01
03/24/2015	BSA	10,000	—	10,000	10,000	€43.00
06/23/2015	SO	120,000	—	120,000	120,000	€48.90
09/30/2015	AGA	708,500	—	708,500	708,500	€—
11/19/2015	SO	195,000	—	195,000	195,000	€66.06
11/19/2015	BSA	22,500	7,500	15,000	15,000	€66.06
12/15/2015	AGA	42,000	—	42,000	42,000	€—

Total		3,496,206	207,794	2,033,768	2,336,224

Date	Type	Number of warrants issued as of 12/31/2016	Number of warrants null and void as of 12/31/2016	Number of warrants null and outstanding as of 12/31/2016	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	859	12,885	€4.33
01/21/2009	BSA/BSPCE	16,380	—	2,997	44,955	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	730	10,950	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	10,440	156,600	€5.13
11/22/2011	BSA/BSPCE	11,377	—	2,509	37,635	€5.13
01/17/2012	BSA	89,835	—	—	—	€5.13
04/02/2012	AGA	669,796	1,860	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	10,000	10,000	€8.59
11/28/2012	AGA	35,360	—	—	—	€—
07/25/2013	BSA	73,000	—	13,000	13,000	€8.10
09/12/2013	AGA	501,500	113,333	—	—	€—
09/18/2013	SO	518,000	47,000	471,000	471,000	€7.57
06/03/2014	BSA	10,000	—	5,000	5,000	€18.79
06/03/2014	AGA	186,000	30,000	—	—	€—
06/03/2014	SO	75,000	—	40,000	40,000	€19.01
03/24/2015	BSA	10,000	—	10,000	10,000	€43.00
06/23/2015	SO	120,000	—	120,000	120,000	€48.90
09/30/2015	AGA	708,500	13,000	695,500	695,500	€—
11/19/2015	SO	195,000	25,000	170,000	170,000	€66.06
11/19/2015	BSA	22,500	7,500	15,000	15,000	€66.06
12/15/2015	AGA	42,000	6,000	36,000	36,000	€—
12/15/2015	BSA	90,000	16,500	73,500	73,500	€64.14
01/04/2016	SO	75,000	—	75,000	75,000	€65.68
04/06/2016	AGA	63.750	5,000	58,750	58,750	€—
04/21/2016	SO	33,000	—	33,000	33,000	€62.82
05/02/2016	SO	22,000	—	22,000	22,000	€59.04
06/21/2016	SO	110,000	—	110,000	110,000	€53.96
06/21/2016	BSA	20,000	—	20,000	20,000	€52.97
06/21/2016	AGA	208,000	—	208,000	208,000	€—
08/01/2016	SO	10,000	—	10,000	10,000	€62.24
09/15/2016	SO	9,300	—	9,300	9,300	€62.80
10/17/2016	SO	16,500	—	16,500	16,500	€64.39
10/27/2016	AGA	15,000	—	15,000	15,000	€—
11/15/2016	SO	8,300	—	8,300	8,300	€68.33
12/09/2016	SO	74,960	—	74,960	74,960	€69.75
12/09/2016	AGA	23,600	—	23,600	23,600	€—

Total		4,275,616	273,294	2,360,945	2,606,435

The totals presented above do not include the warrants cancelled prior to December 31, 2009.

As part of the initial public offering on Euronext, the nominal value of the shares underwent a fifteen-for-one share split following the decision of the Combined General Meeting of December 9, 2011.

The impact of the share-based payments on the net (loss) is presented in Note 16.

Note 11: Financial and Other Non-Current Liabilities

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

The agreement with COFACE terminated on December 31, 2016, generating an exceptional income of €146 thousand corresponding to allowances which could not be reimbursed along with Company takings, and which therefore remain acquitted to the Company.

The Company also benefited from a third grant from BpiFrance Financement in November 2014.

The portion of the conditional advances for terms longer than one year is classified as non-current liabilities, while the portion for terms of less than one year is classified as current liabilities.

The table below presents the details of the debts recorded on the statement of financial position by the type of conditional advance:

	3rd OSEO contract	4th OSEO contract	BPI advance	COFACE	Total
Balance sheet debt at start of period 01/01/2014	504	792	—	146	1,443
+ receipts	128	—	3,000	—	3,128
- repayments	(128)	—	—	—	(128)
+/- other transactions	2	13	(416)	5	(396)

Balance sheet debt as at 12/31/2014	507	805	2,584	151	4,047
Of which-non-current portion					3,855
Of which-current portion					192
Stated interest rate	No	2.05%	No	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.20%	4.25%
Maturity (in years)	0-3	7-9	2-7	0

	3rd OSEO contract	4th OSEO Contract	BPI advance	COFACE	Total

Balance sheet debt at start of period 01/01/2015	507	805	2,584	151	4,047
+ receipts	—	865	—	—	865
- repayments	(192)	—	—	—	(192)
+/- other transactions	3	(2)	82	5	89

Balance sheet debt as at 12/31/2015	318	1,669	2,666	156	4,809
Of which-non-current portion					4,681
Of which-current portion					128
Stated interest rate	No	2.05%	No	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.20%	4.25%
Maturity (in years)	0-3	7-9	2-7	0

	3rd OSEO contract	4th OSEO contract	BPI advance	COFACE	Total
Balance sheet debt at start of period 01/01/2016	318	1,669	2,666	156	4,809
+ receipts	—	—	—	—	—
- repayments	(128)	—	—	(147)	(275)
+/- other transactions	2	16	85	(9)	95

Balance sheet debt as at 12/31/2016	192	1,684	2,751	—	4,628
Of which-non-current portion					4,049
Of which-current portion					578
Stated interest rate	No	2.05%	No	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.20%	4.25%
Maturity (in years)	0-3	7-9	2-7	0

The changes appearing in “Other transactions” are comprised of the effect of discounting conditional advances.

Second OSEO Advance

On January 10, 2005, DBV Technologies obtained from OSEO a repayable financial assistance for innovation in the amount of €600,000 for a project to design a high-speed industrial machine for the production and development of second-generation patches intended for the detection of various allergies. The principal steps of this advance are the following:

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

Third OSEO Advance

In 2011, the Company was notified by OSEO Innovation of a new grant in the form of a conditional advance of up to €640,000 to finance the development of its program to treat the allergy to proteins in cow’s milk.

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

Fourth OSEO Advance

In 2013, OSEO has provided assistance in the form of conditional advances for €3,206,162 to the Company as part of a collaborative research and clinical development in mite allergy in young children. ImmunaVia, the program, will be funded according to the following schedule, subject to the progress of the program:

•	€903,500 paid in April 2013;

•	€903,500 in October 2014;

•	€918,000 in October 2015;

•	€481,162 in April 2018.

The funds which were to be paid in October 2014 were finally received on January 22, 2015 for an amount of €864,989.

Such conditional advance bears interest at an annual rate of 2.05%. In case of technical or commercial success of the project, the repayment schedule, for a total amount of €3,750,000 (including interest), is as follows:

•	€400,000 on or before June 30, 2021;

•	€800,000 on or before June 30, 2022;

•	€1,100,000 no later than June 30, 2023;

•	€1,450,000 no later than June 30, 2024.

Furthermore, the financing program includes additional payment by OSEO to the Company for a total of €1,919,056 in non- refundable subsidies.

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

The agreement with COFACE was terminated on December 31, 2016, and has generated an income of €147 thousand as the Company discontinued the commercialization of Diallertest® products during the second half of 2015.

As of December 31, 2015, the remaining amount was €156 thousand compared to €151 thousands on December 31, 2014.

11.2 Other non-current liabilities

Other non-current liabilities mainly include non-current part of deferred revenue from the collaboration agreement the Company entered into with Nestlé Healthcare and non-current part of accrual for employers’ contribution on free share plans.

11.3 Due Dates of the Financial Liabilities and other current and non current liabilities

Due dates of the financial liabilities recognized as of December 31, 2014:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Non-current conditional advances	3,855	—	1,940	1,914
Non-current financial rent debts	33	—	33	—
Current conditional advances	192	192	—	—
Current financial rent debts	21	21	—	—
Supplier accounts payable and related payables	1,875	1,875	—	—

Total financial liabilities and current and non current liabilities	5,976	2,087	1,974	1,914

Due dates of the financial liabilities recognized as of December 31, 2015:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Non-current conditional advances	4,681	—	2,378	2,302
Non-current financial rent debts	12	—	12	—
Current conditional advances	128	128	—	—
Current financial rent debts	21	21	—	—
Supplier accounts payable and related payables	10,034	10,034	—	—

Total financial liabilities and current and non current liabilities	14,876	10,183	2,391	2,302

As detailed in Note 13, other current liabilities mainly include social security and tax liabilities and are mainly due in less than one year from the reporting date.

Due dates of the financial liabilities recognized as of December 31, 2016:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Non-current conditional advances	4,049	—	2,531	1,518
Non-current financial rent debts	—	—	—	—
Other non-current liabilities	10,746	—	10,370	377
Current conditional advances	578	578	—	—
Current financial rent debts	12	12	—	—
Other current liabilities	14,692	14,692	—	—
Supplier accounts payable and related payables	13,720	13,720	—	—

Total financial liabilities and current and non current liabilities	43,798	29,003	12,900	1,895

As detailed in Note 13, other current liabilities mainly include social security and current part of deferred revenues from the collaboration agreement with Nestlé Healthcare as well as subsidies and conditional advances.

Note 12: Non-Current Provisions

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Pension retirement obligations	531	490	853

Total	531	490	853

Commitments for Compensation Payable to Employees Upon Their Retirement

Amounts in thousands of Euros
As of January 1, 2014	(291)
Costs of services rendered (operating expense)	(75)
Interest expense (finance expense)	(12)
Benefit paid	—
Actuarial losses	(153)

As of December 31, 2014	(531)
Costs of services rendered (operating expense)	(116)
Interest expense (finance expense)	(9)
Benefit paid	—
Actuarial gains	166

As of December 31, 2015	(490)
Costs of services rendered (operating expense)	(104)
Interest expense (finance expense)	(10)
Benefit paid	—
Actuarial gains	(249)

As of December 31, 2016	(853)

As part of the estimation of the retirement commitments, the following assumptions were used for all categories of employees:

	December 31,
	2014	2015	2016
% social security contributions	50.0%	50.0%	50.0%
Salary increases	4.0%	2.0%	2.0%
Discount rate	1.30%	2.08%	1.31%

Assumptions for the year ended December 31, 2014:

•	Retirement age: 64 years old (managers); 62 years old (non-managers);

•	Terms of retirement: voluntary retirement;

•	Life table: TGH05-TGF05;

•	Collective agreement: Convention Collective Nationale de l’Industrie Pharmaceutique (National Collective Agreement in the Pharmaceutical Industry);

•	Turn-over of the personnel declining with age.

The discount rates come from the corporate AA zero coupon yield curve.

Assumptions for the years ended December 31, 2015 and December 31, 2016:

•	Retirement age: 65 years old;

•	Terms of retirement: voluntary retirement;

•	Life table: INSEE 2010;

•	Collective agreement: Convention Collective Nationale de l’Industrie Pharmaceutique (National Collective Agreement in the Pharmaceutical Industry);

•	Turn-over of the personnel declining with age.

The discount rates come from the corporate AA zero coupon yield curve.

No employee has retired during the last three fiscal years presented.

Note 13: Supplier Accounts Payable and Other Current Liabilities

13.1 Supplier Accounts Payable

No discounting was performed on the supplier accounts payable to the extent that the amounts did not present payment terms longer than one year at the end of each fiscal year presented.

13.2 Other Current Liabilities

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Social security	2,160	4,464	10,794
Tax liabilities	114	388	504
Other debts	110	195	146
Deferred revenues	1,052	791	3,248

Total	3,436	5,838	14,692

The other liabilities include the short-term debts to employees, as well as social welfare and tax agencies. Deferred revenues include subsidies, conditional advances and current part of deferred revenues from the collaboration agreement with Nestlé Healthcare.

Note 14: Financial Instruments Recognized in the Consolidated Statements of Financial Position and Related Effect on the Consolidated Statements of (Loss)

2014	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (3)	Loans and receivables (1)	Debt At amortized cost (2)	Fair value
Financial assets
Long-term financial assets	1,596	1,496	100	—	1,596
Customer accounts receivables and related receivables	136	—	136	—	136
Other current financial assets	241	—	241	—	241
Cash and cash equivalents	114,583	114,583	—	—	114,583

Total financial assets	116,556	116,079	477	—	116,556

Financial liabilities
Long-term conditional advances	3,855	—	—	3,855	3,855
Long term financial rent debt	33	—	—	33	33
Short-term conditional advances	192	—	—	192	192
Short term financial rent debt	21	—	—	21	21
Account payable and other liabilities	5,311	—	—	5,311	5,311

Total financial liabilities	9,412	—	—	9,412	9,412

2015	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (3)	Loans and receivables (1)	Debt At amortized cost (2)	Fair value
Financial assets
Long-term financial assets	2,711	1,365	1,346	—	2,711
Customer accounts receivables and related receivables	—	—	—	—	—
Other current financial assets	333	—	333	—	333
Cash and cash equivalents	323,381	323,381	—	—	323,381

Total financial assets	326,425	324,746	1,679	—	326,425

Financial liabilities
Long-term conditional advances	4,681	—	—	4,681	4,681
Long term financial rent debt	12	—	—	12	12
Short-term conditional advances	128	—	—	128	128
Short term financial rent debt	21	—	—	21	21
Account payable and other liabilities	15,872	—	—	15,872	15,872

Total financial liabilities	20,714	—	—	20,714	20,714

2016	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (3)	Loans and receivables (1)	Debt At amortized cost (2)	Fair value
Financial assets
Long-term financial assets	2,745	1,310	1,435	—	2,745
Customer accounts receivables and related receivables	1,250	—	1,250	—	1,250
Other current financial assets	516	—	516	—	516
Cash and cash equivalents	256,473	256,473	—	—	256,473

Total financial assets	260,985	257,783	3,202	—	260,985

Financial liabilities
Long-term conditional advances	4,049	—	—	4,049	4,049
Long term financial rent debt	—	—	—	—	—
Other long-term liabilities	10,746	—	—	10,746	10,746
Short-term conditional advances	578	—	—	578	578
Short term financial rent debt	12	—	—	12	12
Other short-term liabilities	14,692	—	—	14,692	14,692
Account payable and other liabilities	13,720	—	—	13,720	13,720

Total financial liabilities	43,798	—	—	43,798	43,798

(1)	The fair value of “loans and receivables” corresponds to the value reported in the Consolidated Statements of Financial Position (value at the transaction date and then tested for impairment on each reporting date).
(2)	The book amount of financial liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.
(3)	The fair value of financial assets held for trading is determined based on Level 1 fair value measurements and corresponds to the market value of the assets.

Note 15: Operating Income

The operating income is broken down in the following manner:

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Revenues	211	202	—
Research tax credit	4,340	5,685	7,228
Subsidies	211	279	303
Other operating income	—	—	1,554

Total	4,762	6,166	9,084

The revenues of the Company are composed of the sales of Diallertest® products whose commercialization was discontinued during the second half of 2015.

As of December 31, 2016, the Company also recorded as other income a portion of the upfront fee and milestones agreed under the contract with Nestlé which are deferred over the service obligation period.

Note 16: Operating Expenses

The research and development expenses are broken down as follows:

	December 31,
Research and development expenses	2014	2015	2016
	(Amounts in thousands of Euros)
Personnel expenses	7,703	13,268	32,777
Sub-contracting, collaboration, and consultants	10,703	15,325	34,413
Research supplies	937	911	1,234
Rental	255	1,094	1,903
Conferences, travel expenses	665	1,233	2,387
Depreciation and amortization	466	1,000	1,141
Maintenance and service costs	22	77	1,325
Small equipments and other supplies	249	795	2,675
Others	143	531	973

Total research and development expenses	21,143	34,234	78,828

The sales and marketing expenses are broken down as follows:

	December 31,
Sales and marketing expenses	2014	2015	2016
	(Amounts in thousands of Euros)
Personnel expenses	—	133	4,954
Fees	—	339	4,447
Communication and travel expenses	13	20	1,393
Others	—	—	487

Total sales and marketing expenses	13	491	11,282

By nature, the breakdown of general and administrative expenses is as follows:

	December 31,
General and administrative expenses	2014	2015	2016
	(Amounts in thousands of Euros)
Personnel expenses	5,109	8,768	22,613
Fees	1,166	4,234	7,701
Rental	204	305	501
Insurance policies	230	1,239	1,853
Communication and travel expenses	633	1,010	1,136
Depreciation and amortization	111	74	181
Others	652	1,229	1,020

Total general and administrative expenses	8,105	16,859	35,005

Personnel Expenses

The Company had 164 employees at December 31, 2016, in comparison with 91 employees at December 31, 2015 and 56 employees at December 31, 2014.

The personnel expenses are broken down as follows:

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Wages and salaries	4,883	7,243	14,651
Social security contributions	3,203	3,193	3,903
Expenses for pension commitments	87	116	982
Employer contribution to bonus shares	—	1,198	6,456
Share-based payments	4,639	10,419	34,353

Total	12,812	22,168	60,345

The increase in personnel expenses is partly due to the growth of the Company’s employees and the increase of the share-based payments linked to the global plans put in place during the second semester of 2015 and in 2016 (see Note 17).

Note 17: Share-Based Payments

The Board of Directors has been authorized by the general meeting of the shareholders to grant employee warrants (Bons de Souscription de Parts de Créateur d’Entreprise or “BSPCE”), (Bons de Createurs d’Entreprise or “BCE”) and (Bons de Souscription d’Actions or “BSA”), Free shares and to implement share options plans as follows:

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 2,296 BCEX (“BCEX”);

•	With the authorization of the General Meeting of Shareholders on June 14, 2007, December 16, 2010 and December 9, 2011, the Board of Directors issued 194,552 BSA (“BSA”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 10,716 BSA (“BSA2”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 5,358 BCE (“BCE4”);

•	With the authorization of the General Meeting of Shareholders on December 16, 2010, the Board of Directors issued 19,377 BSA (“BSA2010”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 2,131 BSA (“BSAX”);

•	With the authorization of the General Meeting of Shareholders on December 16, 2010, the Board of Directors issued 34,039 BSPCE (“BSPCE2010”);

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the Board of Directors issued 518,000 options (“OPTIONS 2013”);

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the Board of Directors issued 1,340,737 Free shares (“Free shares”);

•	With the authorization of the General Meeting of Shareholders on June 4, 2013, the Board of Directors issued 73,000 BSA;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 20,000 BSA;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 749,060 options;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 186,000 free shares;

•	With the authorization of the General Meeting of Shareholders on June 23, 2015, the Board of Directors issued 88,500 BSA;

•	With the authorization of the General Meeting of Shareholders on September 21, 2015, the Board of Directors granted 1,060,850 Free shares;

•	With the authorization of the General Meeting of Shareholders on June 21, 2016, the Board of Directors issued 20,000 BSA and granted 59,000 additional BSA whish only 34,008 have been issued as of February 9, 2017.

17.1 BCEX

The BCEX may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BCEX on the first anniversary of the date of grant;

•	up to one fourth (1/4) of the BCEX on the second anniversary of the date of grant;

•	up to one fourth (1/4) of the BCEX on the third anniversary of the date of grant;

•	up to one fourth (1/4) of the BCEX on the fourth anniversary of the date of grant;

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BCEX warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BCEX

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	01/21/2009
Vesting period (years)	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019
Number of BCEX granted	574	574	574	574
Share entitlement per BCEX(1)	15	15	15	15
Exercise price	70	70	70	70
Valuation method used	Black and Scholes
Grant date share fair value	70	70	70	70
Expected volatility	40%	40%	40%	40%
Average life of BCEX	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.98%	2.98%	3.11%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BCEX	28.64	30.25	31.46	31.87

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BCEX warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BCE plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCEX.

Change in Number of BCEX Outstanding

	Year ended December 31,
Number of BCEX	2014	2015	2016
Balance at beginning of period	2,296	—	—
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	2,296	—	—
Expired during the period	—	—	—
Balance at end of period	—	—	—

Breakdown of the Closing Balance

Year ended December 31,
	2014		2015		2016
Number of BCEX	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BCEX with exercise price of €70	—	—	—	—	—	—
Total	—	—	—	—	—	—

17.2 BSA

Date of Grant 12/07/2007

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSA on the first anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the second anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the third anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 01/17/2012

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 89,835 BSA (all the BSA) on January 17, 2016; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 09/25/2012

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 30,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 07/25/2013

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 73,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/03/2014

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 10,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 03/24/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 10,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 11/19/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 15,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 12/15/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 73,500 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/21/2016

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 20,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Details of BSA

Date of grant (Board of Directors)	12/07/2007	12/07/2007	12/07/2007	12/07/2007	01/17/2012	01/17/2012	01/17/2012	01/17/2012
Vesting period (years)	1	2	3	4	1	2	3	4
Plan expiration date	12/08/2017	12/08/2017	12/08/2017	12/08/2017	01/17/2022	01/17/2022	01/17/2022	01/17/2022
Number of BSA granted	431	431	428	427	22,459	22,459	22,459	22,458
Share entitlement per BSA(1)	15	15	15	15	1	1	1	1
Exercise price	65	65	65	65	5.13	5.13	5.13	5.13
Valuation method used	Black and Scholes
Grant date share fair value	65	65	65	65	5.13	5.13	5.13	5.13
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BSA	4.5	5.0	5.5	6.0	5.5	6.0	6.5	7.0
Discount rate(2)	4.06%	4.09%	4.09%	4.10%	2.33%	2.33%	2.61%	2.61%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSA	22.18	23.62	24.95	26.22	2.05	2.14	2.26	2.34

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Date of grant (Board of Directors)	09/25/2012	09/25/2012	09/25/2012	09/25/2012	07/25/2013	06/03/2014
Vesting period (years)	1	2	3	4	0	0
Plan expiration date	09/25/2022	09/25/2022	09/25/2022	09/25/2022	07/25/2023	06/03/2024
Number of BSA granted	7 500	7 500	7 500	7 500	73 000	10 000
Share entitlement per BSA(1)	1	1	1	1	1	1
Exercise price	8.59	8.59	8.59	8.59	8.1	18.79
Valuation method used	Black and Scholes
Grant date share fair value	8.4	8.4	8.4	8.4	8.15	19.01
Expected volatility	40%	40%	40%	40%	40%	40%
Average life of BSA	5.5	6.0	6.5	7.0	5.0	5.0
Discount rate(2)	1.21%	1.21%	1.53%	1.53%	1.16%	0.71%
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA
Fair value per BSA	2.29	2.43	2.61	2.74	2.18	4.98

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Date of grant (Board of Directors)	03/24/2015	11/19/2015	12/15/2015	06/21/2016
Vesting period (years)
Plan expiration date	03/24/2025	11/19/2025	12/15/2015	06/21/2016
Number of BSA granted	10,000	15,000	90,000 (2)	20,000
Share entitlement per BSA	1	1	1	1
Exercise price	43.00	66.06	64,14	52.97
Valuation method used	Black and Scholes
Grant date share fair value	43	66.06	42.61	61.25
Expected volatility	36%	50.91%	51%	47%
Average life of BSA	5.0	5.0	5.0	5.0
Discount rate(1)	0.68%	0.81%	-0.09%	-0.41%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BSA	9.90	22.60	7.28	21.59

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.
(2)	The final subscription date for the BSAs issued in December 2015 was February 15, 2016. At February 15, 2016, 73,500 BSAs were subscribed and 16,500 BSAs were cancelled.

Change in Number of BSA Outstanding

	Year ended December 31,
Number of BSA	2014	2015	2016
Balance at beginning of period	193,980	196,480	143,694
Granted during the period	10,000	25,000	93,500
Forfeited during the period	—	—	—
Exercised during the period	7,500	77,786	89,835
Expired during the period	—	—	—
Balance at end of period	196,480	143,694	147,359

Breakdown of the Closing Balance

	Year ended December 31,
	2014		2015		2016
Number of BSA	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA2010 with exercise price of €65	1,145	1,145	859	859	859	859
BSA2010 with exercise price of €5.13	89,835	—	89,835	—	—	—
BSA2010 with exercise price of €8.59	25,000	25,000	10,000	10,000	10,000	10,000
BSA2010 with exercise price of €8.1	70,500	70,500	13,000	13,000	13,000	13,000
BSA2010 with exercise price of €18.79	10,000	10,000	5,000	5,000	5,000	5,000
BSA with exercise price of €43.00	—	—	10,000	10,000	10,000	10,000
BSA with exercise price of €66.06	—	—	15,000	15,000	15,000	15,000
BSA with exercise price of €64.14	—	—	—	—	73,500	73,500
BSA with exercise price of €52.97	—	—	—	—	20,000	20,000
Total	196,480	106,645	143,694	53,859	147,359	147,359

17.3 BSA 2

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 4,822 BSA on the date of grant;

•	up to 2,680 BSA on the first anniversary of the date of grant;

•	up to 1,072 BSA on the second anniversary of the date of grant;

•	up to 1,072 BSA on the third anniversary of the date of grant;

•	up to 1,070 BSA on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BSA2 warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BSA2

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	01/21/2009	01/21/2009
Vesting period (years)	0	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	01/20/2019
Number of BSA2 granted	4,822	2,680	1,072	1,072	1,070
Share entitlement per BSA2(1)	15	15	15	15	15
Exercise price	65	65	65	65	65
Valuation method used	Black and Scholes
Grant date share fair value	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%
Average life of BSA2	5.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.71%	2.98%	2.98%	3.11%
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA
Fair value per BSA2	29.05	30.32	31.89	33.05	33.45

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA2 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA2 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2.

Change in Number of BSA 2 Outstanding

	Year ended December 31
Number of BSA2	2014	2015	2016
Balance at beginning of period	10,716	8,049	—
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	2,667	8,049	—
Expired during the period	—	—	—
Balance at end of period	8,049	—	—

Breakdown of the Closing Balance

	Year ended December 31,
	2014		2015		2016
Number of BSA2	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA2 with exercise price of €65	8,049	8,049	—	—	—	—
Total	8,049	8,049	—	—	—	—

17.4 BCE 4

The BCE4 may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 2,411 BCE4 on the date of grant;

•	up to 1,340 BCE4 on the first anniversary of the date of grant;

•	up to 536 BCE4 on the second anniversary of the date of grant;

•	up to 536 BCE4 on the third anniversary of the date of grant;

•	up to 535 BSA on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BCE4 warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BCE4

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	01/21/2009	01/21/2009
Vesting period (years)	0	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	01/20/2019
Number of BCE4 granted	2,411	1,340	536	536	535
Share entitlement per BCE4(1)	15	15	15	15	15
Exercise price	65	65	65	65	65
Valuation method used	Black and Scholes
Grant date share fair value	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%
Average life of BCE4	5.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.71%	2.98%	2.98%	3.11%
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA
Fair value per BCE4	29.06	30.33	31.90	33.06	34.35

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BCE4 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BCE4 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCE4.

Change in Number of BCE4 Outstanding

	Year ended December 31,
Number of BCE4	2014	2015	2016
Balance at beginning of period	5,358	5,358	2,691
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	2,667	—
Expired during the period	—	—	—
Balance at end of period	5,358	2,691	2,691

Breakdown of the Closing Balance

	Year ended December 31,
	2014		2015		2016
Number of BCE4	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BCE4 with exercise price of €65	5,358	5,358	2,691	2,691	2,691	2,691
Total	5,358	5,358	2,691	2,691	2,691	2,691

17.5 BSA2010

Date of Grant 01/28/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 2,510 BSA on the 12/23/2011;

•	up to 2,510 BSA on the 12/23/2012;

•	up to 2,510 BSA on the 12/23/2013;

•	up to 2,509 BSA on the 12/23/2014; and

•	at the latest before the 01/28/2021.

Date of Grant 06/24/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSA on the 12/23/2011;

•	up to one fourth (1/4) of the BSA on the 12/23/2012;

•	up to one fourth (1/4) of the BSA on the 12/23/2013;

•	up to one fourth (1/4) of the BSA on the 12/23/2014; and

•	at the latest before the 11/22/2021.

Date of Grant 11/22/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 335 BSA on the 11/22/2012;

•	up to 335 BSA on the 11/22/2013;

•	up to 334 BSA on the 11/22/2014;

•	up to 334 BSA on the 11/22/2015; and

•	at the latest before the 11/22/2021.

Details of BSA2010

Date of grant (Board of Directors)	01/28/2011	01/28/2011	01/28/2011	01/28/2011	06/24/2011	06/24/2011	06/24/2011	06/24/2011
Vesting period (years)	0.9	1.9	2.9	3.9	0.5	1.5	2.5	3.5
Plan expiration date	01/27/2021	01/27/2021	01/27/2021	01/27/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BSA2010 granted	2,510	2,510	2,510	2,509	2,000	2,000	2,000	2,000
Share entitlement per BSA2010(1)	15	15	15	15	15	15	15	15
Exercise price	77	77	77	77	77	77	77	77
Valuation method used	Black and Scholes
Grant date share fair value	77	77	77	77	77	77	77	77
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BSA2010	5.5	6.0	6.5	7.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.70%	2.82%	2.82%	3.04%	2.55%	2.68%	2.68%	2.87%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSA2010	31.33	32.90	34.23	35.84	31.15	32.70	34.02	35.57

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA2010 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA2010 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2010.

Date of grant (Board of Directors)	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Vesting period (years)	1.0	2.0	3.0	4.0
Plan expiration date	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BSA2010 granted	335	335	334	334
Share entitlement per BSA(1)	15	15	15	15
Exercise price	77	77	77	77
Valuation method used	Black and Scholes
Grant date share fair value	77	77	77	77
Expected volatility	40%	40%	40%	40%
Average life of BSA	5.5	6.0	6.5	7.0
Discount rate(2)	2.23%	2.60%	2.60%	2.85%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BSA	30.70	32.58	33.89	35.54

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA2010 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA2010 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2010.

Change in Number of BSA2010 Outstanding

	Year ended December 31,
Number of BSA	2014	2015	2016
Balance at beginning of period	11,848	8,334	1,044
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	3,514	7,290	434
Expired during the period	—	—	—
Balance at end of period	8,334	1,044	610

Breakdown of the Closing Balance

	Year ended December 31,
	2014		2015		2016
Number of BSA2010	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA2010 with exercise price of €77	8,334	8,000	1,044	1,044	610	610
Total	8,334	8,000	1,044	1,044	610	610

17.6 BSAX

Date of Grant 01/21/2009 and 06/25/2010

The BSAX may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSAX on the first anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the second anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the third anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BSAX warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BSAX

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	21/01/2009	06/25/2010	06/25/2010	06/25/2010	06/25/2010
Vesting period (years)	1	2	3	4	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	06/24/2020	06/24/2020	06/24/2020	06/24/2020
Number of BSAX granted	77	77	77	75	457	457	456	455
Share entitlement per BSAX(1)	15	15	15	15	15	15	15	15
Exercise price	65	65	65	65	65	65	65	65
Valuation method used	Black and Scholes
Grant date share fair value	70	70	70	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BSAX	5.5	6.0	6.5	7.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.98%	2.98%	3.11%	2.04%	2.23%	2.23%	2.50%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSAX	30.32	31.89	33.05	33.45	29.47	30.88	31.99	33.44

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSAX warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSAX plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSAX.

Change in Number of BSAX Outstanding

	Year ended December 31,
Number of BSAX	2014	2015	2016
Balance at beginning of period	2,131	2,131	1,036
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	1,095	—
Expired during the period	—	—	—
Balance at end of period	2,131	1,036	1,036

Breakdown of the Closing Balance

	Year ended December 31,
	2014		2015		2016
Number of BSAX	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSAX with exercise price of €65	2,131	2,131	1,036	1,036	1,036	1,036
Total	2,131	2,131	1,036	1,036	1,036	1,036

17.7 BCE2010

Date of Grant 06/24/2011

The BCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BCE on the 12/23/2011;

•	up to one fourth (1/4) of the BCE on the 12/23/2012;

•	up to one fourth (1/4) of the BCE on the 12/23/2013;

•	up to one fourth (1/4) of the BCE on the 12/23/2014; and

•	at the latest within before the 11/22/2021.

Date of Grant 11/22/2011

The BSPCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSPCE on the 11/22/2012;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2013;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2014;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2015; and

•	at the latest within before the 11/22/2021.

Details of BCE2010

Date of grant (Board of Directors)	06/24/2011	06/24/2011	06/24/2011	06/24/2011	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Vesting period (years)	0.5	1.5	2.5	3.5	1	2	3	4
Plan expiration date	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BCE2010 granted	6,000	6,000	6,000	6,000	2,510	2,510	2,510	2,509
Share entitlement per BCE2010(1)	15	15	15	15	15	15	15	15
Exercise price	77	77	77	77	77	77	77	77
Valuation method used	Black and Scholes
Grant date share fair value	77	77	77	77	77	77	77	77
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BCE2010	5.5	6.0	6.5	7.0	5.4	5.9	6.4	6.9

Date of grant (Board of Directors)	06/24/2011	06/24/2011	06/24/2011	06/24/2011	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Discount rate(2)	2.55%	2.68%	2.68%	2.87%	2.05%	2.42%	2.42%	2.66%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BCE2010	31.16	32.71	34.03	35.58	30.42	32.29	33.58	35.2

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BCE2010 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BCE2010 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCE2010.

Change in Number of BCE2010 Outstanding

	Year ended December 31,
Number of BCE2010	2014	2015	2016
Balance at beginning of period	34,039	29,972	15,974
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	4,067	13,998	3,635
Expired during the period	—	—	—
Balance at end of period	29,972	15,974	12,339

Breakdown of the Closing Balance

	Year ended December 31,
	2014		2015		2016
Number of BCE2010	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BCE2010 with exercise price of €77.00	29,972	27,463	15,974	15,974	12,339	12,339
Total	29,972	27,463	15,974	15,974	12,339	12,339

17.8 OPTIONS

Grant of 09/18/2013

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 518,000 SO (all the SO) on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Grant of 06/03/2014

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 75,000 SO (all the SO) on the 06/04/2016; and

•	at the latest before the 06/03/2024.

Grant of 06/23/2015

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 30,000 SO on the 06/24/2016;

•	up to 30,000 additional SO on the 06/24/2017;

•	up to 30,000 additional SO on the 06/24/2018;

•	up to 30,000 additional SO on the 06/24/2019;

•	at the latest before the 06/24/2025.

Grant of 09/30/2015

The 195,000 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% of the SO on the 09/30/2016;

•	up to additional 25% of the SO on the 09/30/2017;

•	up to additional 25% of the SO on the 09/30/2018;

•	up to additional 25% of the SO on the 09/30/2019;

•	at the latest before the 09/30/2025.

Grant of 12/15/2015

The 75,000 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% of the SO on the 12/15/2016;

•	up to additional 25% of the SO on the 12/15/2017;

•	up to additional 25% of the SO on the 12/15/2018;

•	up to additional 25% of the SO on the 12/15/2019;

•	at the latest before the 12/15/2025.

Grant of 04/06/2016

The 55,000 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 8,250 SO on the 04/021/2017;

•	up to additional 8,250 SO on the 04/21/2018;

•	up to additional 8,250 SO on the 04/21/2019;

•	up to additional 8,250 SO on the 04/21/2020;

•	up to 5,500 SO on the 05/02/2017;

•	up to additional 5,500 SO on the 05/02/2018;

•	up to additional 5,500 SO on the 05/02/2019;

•	up to additional 5,500 SO on the 05/02/2020;

•	at the latest before 10 years of the date of the Grant.

Grant of 06/21/2016

The 154,100 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% of the SO as of one year after the Grant date;

•	up to additional 12.5% of the SO as of 18 months after the Grant date;

•	up to additional 12.5% of the SO as of 24 months after the Grant date;

•	up to additional 12.5% of the SO as of 30 months after the Grant date;

•	up to additional 12.5% of the SO as of 36 months after the Grant date;

•	up to additional 12.5% of the SO as of 42 months after the Grant date;

•	up to additional 12.5% of the SO as of 48 months after the Grant date;

•	at the latest before 10 years of the date of the Grant.

Grant of 12/09/2016

The 74,960 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 18,740 SO as of one year after the Grant date;

•	up to additional 9,370 SO as of 18 months after the Grant date;

•	up to additional 9,370 SO as of 24 months after the Grant date;

•	up to additional 9,370 SO as of 30 months after the Grant date;

•	up to additional 9,370 SO as of 36 months after the Grant date;

•	up to additional 9,370 SO as of 42 months after the Grant date;

•	up to additional 9,370 SO as of 48 months after the Grant date;

•	at the latest before 10 years of the date of the Grant.

Details of SO

Date of grant (Board of Directors)	09/18/2013	06/03/2014	06/23/2015	11/19/2015	01/04/2016	04/21/2016	05/02/2016
Vesting period (years)	4	2	1-4	1-4	1-4	1-4	1-4
Plan expiration date	09/18/2023	06/03/2024	06/23/2025	11/19/2025	01/04/2026	04/21/2026	05/02/2026
Number of SO granted	518,000	75,000	120,000	195,000	75,000	33,000	22,000
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price	7.57	19.01	48.9	66.06	65.68	62.82	59.04
Valuation method used	Black and Scholes
Grant date share fair value	7.9	19.01	48.9	66.06	65.68	62.82	58.62
Expected volatility	40%	40%	51%	51%	49.3%-49.8%	49.4%-50.7%	49.3%-50.6%
Average life of SO	7	6	7	7	5-7	5-7	5-7
Discount rate(1)	1.72%	0.89%	0.89%	0.81%	0.39%	0.04%	0.10%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA
Fair value per SO	3.57	7.46	25.28	34.05	29.5-32.6	28.3-30.9	26.4-28.8

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of grant (Board of Directors)	06/21/2016	08/01/2016	09/15/2016	10/17/2016		11/15/2016		12/09/2016
Vesting period (years)	1-4	1-4	1-4	1-4		1-4		1-4
Plan expiration date	06/21/2026	08/01/2026	09/15/2016	10/17/2026		11/15/2026		12/09/2026
Number of SO granted	110,000	10,000	9,300	16,500		8,300		74,960
Share entitlement per SO	1	1	1	1		1		1
Exercise price	53.96	62.24	62.8	64.39		68.33		69.75
Valuation method used	Black and Scholes
Grant date share fair value	52.97	62.24	62.8	64.39		68.33		69.75
Expected volatility	49.1%-50.3%	48.8%-49.8%	48.6%-49.4%	48.0%-48.9%		47.8%-48.8%		47.7%-48.5%
Average life of SO	5-7	5-7	5-7	5-7		5-7		5-7
Discount rate(1)	-0.01%	-0.25%	-0.18%	-0.32 0.15	% - %	-0.11 +0.16	% %	-0.2 +0.18	% %
Expected dividends	0%	0%	0%	0%		0%		0%
Performance conditions	NA	NA	NA	NA		NA		NA
Fair value per SO	23.4-25.5	27.3-29.9	27.4-30.1	27.6-30.6		29.4-32.7		29.7-33.4

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Change in Number of SO Outstanding

	December 31,
Number of SO	2014	2015	2016
Balance at beginning of period	518,000	546,000	861,000
Granted during the period	75,000	315,000	359,060
Forfeited during the period	47,000	—	25,000
Exercised during the period	—	—	35,000
Expired during the period	—	—	—
Balance at end of period	546,000	861,000	1,160,060

Breakdown of the Closing Balance

	Year ended December 31,
	2014		2015		2016
Number of SO	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
SO with exercise price of €7.57	471,000	—	471,000	—	471,000	—
SO with exercise price of €19.01	75,000	—	75,000	—	40,000	40,000
SO with exercise price of €48.90	—	—	120,000	—	120,000	45,000
SO with exercise price of €66.06	—	—	195,000	—	170,000	—
SO with exercise price of €65.68	—	—	—	—	75,000	—
SO with exercise price of €62.82	—	—	—	—	33,000	—
SO with exercise price of €59.04	—	—	—	—	22,000	—
SO with exercise price of €53.96	—	—	—	—	110,000	—
SO with exercise price of €62.24	—	—	—	—	10,000	—
SO with exercise price of €62.80	—	—	—	—	9,300	—
SO with exercise price of €64.39	—	—	—	—	16,500	—
SO with exercise price of €68.33	—	—	—	—	8,300	—
SO with exercise price of €69.75	—	—	—	—	74,960	—
Total	546,000	—	861,000	—	1,160,000	85,000

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

(3)	The acquisition of free shares is contingent for the Key Managers, including Dr. Benhamou, upon the achievement of the two performance criteria below:

•	Half of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin Peanut phase III study a maximum of twelve (12) months after the inclusion of the first patient in the study.

•	Half of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of a protocol for the Phase III trial of Viaskin Peanut.

(4)	The acquisition of free shares is contingent for all the employees, including Dr. Benhamou, upon the achievement of the three performance criteria below:

•	One third of the shares will only be acquired from the later of the following two dates : (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin Peanut;

•	One third of the shares will only be acquired from the later of the following two dates : (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin Milk;

•	One third of the shares will only be acquired from until the later of the following two dates: (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform.

Board of Directors Grant date	04/06/2016	06/21/2016	08/16/2016	09/01/2016	10/27/2016	12/09/2016
Vesting period (years)	2	2	2	2	2	2
Number of free shares granted	63,750	193,000	10,000	5,000	15,000	23,600
Share entitlement per free share	1	1	1	1	1	1
Grant date share fair value	62.40	52.97	60.68	61.49	67.44	69.75
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	yes (1)	yes (1)	yes (1)	yes (1)	yes (2)	yes (2)
Expected turnover during the vesting period	0%	0%	0%	0%	0%	0%

(1)	The acquisition of free shares is contingent for all the employees, including Dr. Benhamou, upon the achievement of the three performance criteria below:

•	One third of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin Peanut;

•	One third of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin Milk;

•	One third of the shares will only be acquired from until the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant date and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform.

(2)	The acquisition of free shares is contingent for key and new employees upon the achievement of the two performance criteria below:

•	Half of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin Peanut;

•	Half of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin Milk.

Performance conditions other than market conditions, which are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount, but are not taken into account when estimating the fair value of the shares.

Change in Number of Free Shares Outstanding

	Year ended December 31,
Number of Free shares	2014	2015	2016
Balance at beginning of period	1,340,737	641,360	1,008,329
Granted during the period	186,000	750,500	310,350
Forfeited during the period	83,360	61,833	24,000
Exercised during the period	802,017	321,698	257,829
Expired during the period	—	—	—
Balance at end of period	641,360	1,008,329	1,036,850

Note 18: Financial Revenue and Expenses

The financial income and expenses are broken down as follows:

	Year ended December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Financial revenues	727	1,018	1,516
Financial expenses	(103)	(146)	(16)

Total	624	871	1,500

The financial income mainly includes capital gains on the disposals of investment securities. The foreign exchange losses and the expenses related to the accretion of the OSEO, BpiFrance and COFACE advances are classified as financial expenses in the Consolidated Statements of (Loss).

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

Reconciliation between the Effective and Nominal Income Tax Expense

The following table shows the reconciliation between the effective and nominal tax expense at the nominal standard French rate of 33.33% (excluding additional contributions):

	Year ended December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
(Loss) before taxes	(24,012)	(44,674)	(114,531)
Theoretical group tax rate	33,33%	33,33%	33,33%

Nominal tax expense	8,003	14,890	38,173

Increase/decrease in tax expense arising from:

Permanent differences (1)	3,636	6,089	—
Research tax credit	1,446	1,895	2,409
Share-based compensation	(1,546)	(3,473)	(11,451)

Non recognition of deferred tax assets related to tax losses and temporary differences	(11,458)	(19,211)	(29,195)

Other differences	(81)	190	64
Effective tax expenses	0	0	0
Effective tax rate	0%	0%	0%

(1)	The significant balance of permanent differences is mainly affected by transaction costs on capital increases occurred in 2014 and 2015. These transaction costs are booked in equity and are subject to a tax deduction.

Deferred Tax Assets and Liabilities

As mentioned in Note 3.15, the Company has not recognized deferred tax assets in the Consolidated Statements of Financial Position. The amount of the losses carried forward at the end of December 2016 is €246.4 million including €230 million for DBV Technologies S.A.

Note 20: Commitments

Obligations Under the Terms of the Ordinary Rental Agreements

The principal offices of the Company occupy a 4,770 square meter facility consisting of office and laboratory space, pursuant to a lease agreement dated March 9, 2015, which expires on March 8, 2024. The Company also has a second facility in Bagneux, France, which was its former corporate headquarters. This facility consists of 1,479 square meters of office and laboratory space and is used primarily by the Company’s industrial and production teams. This lease expires on May 31, 2020.

The Company has an office in North America to support the U.S. subsidiary as well as future commercialization needs. The Company subleases 3,913 square feet of office space in New York, New York. This sublease is for an initial period of 25 months and expires on June 30, 2017. The Company expects to enter into a similar lease agreement in the New York City area prior to end of this sublease.

The Company also leases a commercial facility of 8,919 square feet in Summit, New Jersey, which is intended to support the manufacturing needs through the launch and commercialization of Viaskin Peanut in North America, if the appropriate regulatory approvals are received. This lease commenced on September 19, 2016 for a period of eight years and four months. This lease includes extension options of two to five-year periods.

The amount of future rents and charges in that capacity breaks down as follows at December 31, 2016:

12/31/2016
2017	2,298
2018	2,156
2019	2,162
2020	1,936
2021	1,776
2022	1,782
2023	1,789
2024	1,228

Total	15,128

In July 2014, the Company signed a lease agreement for laboratory equipment. The future rental payments as at December 31, 2016 are as follows:

•	2017: €12,466.

The Company has signed various ordinary rental agreements for office equipment and vehicles. The future rental payments as at December 31, 2016 are as follows:

•	2017: €56,431;

•	2018: €53,295;

•	2019 : €13,639;

•	2020 : €6,955.

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

A letter of credit has also been signed by the Company in April 2016 for $143 thousands to ensure the lease of its premises of its Summit (NJ) subsidiary.

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

Within the context of launching its clinical studies for Viaskin Peanuts and Viaskin Milk products, the Company signed agreements with several contract research organizations (CRO).

The ongoing studies amount globally to €77.8 million.

As of December 31, 2016, the amount remaining to pay as part of these contracts until year ended 2021 is €54.1 million.

On January 7, 2009, the Company entered into an assignment, development and co-ownership agreement with Public Welfare-Hospitals of Paris (L’Assistance Publique—Hopitaux de Paris), or AP-HP, and Université Paris-Descartes, or UPD, by which the Company agreed to terms of co- ownership with AP-HP and UPD of certain U.S. and foreign patents and patent applications, referred to herein as the shared patents. The Company, and any licensees or sublicensees the Company designates, have the exclusive right to commercial uses of the shared patents. AP-HP and UPD agreed to use the shared patents only for internal research purposes and not to license the shared patents to any third party. Upon commercialization of any product covered by the shared patents, which the Company expects would include its Viaskin product candidates, the Company will be obligated to pay AP-HP and UPD a percentage of net sales as a royalty. This royalty varies depending on the particular patent used in the product and is in the low single digits. Additionally, if the Company licenses any of the shared patents to a third party and a licensee commercializes products covered by such shared patents, the Company will be obligated to pay AP-HP and UPD a percentage in the low single digits of the money it receives from its licensee. If the Company does not sell any of its product candidates covered by the shared patents within 30 months from the date it first markets such product candidates, AP-HP may, upon six months’ notice and subject to certain exceptions, convert its exclusive right to the commercial use of the shared patents to a non-exclusive right. Any party may terminate the license in the event of another party’s substantial breach which remains uncured after six months of receiving written notice of such breach. The agreement will also terminate in the event the Company ceases operations or is subject to a dissolution or bankruptcy proceedings. Absent early termination, the agreement will automatically terminate upon the expiration of the last shared patent. In the event the agreement is terminated, the Company would no longer have the exclusive right to commercial use of the shared patents, though it would retain its shared ownership rights. In addition, its ownership stake in certain jointly made improvements covered by the shared patents would survive termination of the agreement. The longest lived patent rights licensed to the Company under the agreement are currently expected to expire in 2028. To date, this agreement has not had an impact on the Company’s financial statements.

Note 21: Relationships with Related Parties

The compensation amounts for 2016 presented below, which were awarded to the members of the Board of Directors and the Executive Committee of the Company totals €16.9 million.

Following the reorganization of the Company at the beginning of 2015, the Company henceforth considered the members of the Executive Committee to be related parties.

Amounts in thousands of euros:

	December 31,
	2014	2015	2016
Members of the Board of Directors	433	605	714
Executive Committee	887	1,768	2,268
Directors’ fees	40	195	195

Share-based payments to members of the Board of Directors	2,771	4,637	13,714

Total	4,131	7,205	16,891

The methods for the valuation of the benefit related to share-based payments are presented in Note 17.

Effective January 2017, the Company entered into a consulting agreement with Dan Soland, one of its directors pursuant to which he has agreed to provide consulting services to the Company, upon its request, related to the review of our commercialization strategy. No related expense was recorded as an expense for 2016, as the agreement will start in 2017. The initial term of the agreement is for one year, subject to renewal upon mutual agreement. Mr. Soland will receive a lump sum of €45,000, to be paid by us on a semi-annual basis.

A schedule of amounts payable to related parties as of December 31, in thousands of euros:

	December 31,
	2014	2015	2016
Compensation	345	674	767
Directors’ fees	40	195	195
Pension obligations	159	233	342

Total	544	1,102	1,304

Note 22: Earnings Per Share

Taking into account the division of the nominal value of shares of the Company by 15, which was decided by the annual general meeting on December 9, 2011 the amount of shares is adjusted, and multiplying it by 15, for all the outstanding shares presented. The basic earnings per share is calculated by dividing the net income going to the shareholders of the Company by the weighted average number of common shares outstanding during the course of the fiscal year. The weighted average number of shares was 16,086,247 in 2014. The weighted average number of shares was 21,522,342 in 2015. The weighted average number of shares was 24,454,850 in 2016.

The instruments that entitle their holders to a portion of the share capital on a deferred basis (BSAs, BSPCEs) are considered to be anti-dilutive (1,437,684 instruments in 2014, 2,033,768 instruments in 2015 and 2,360,945 instruments in 2016, corresponding respectively to 2,207,530, 2,336,224 and 2,606,435 ordinary shares to be issued). These instruments are presented in detail in Note 17. Therefore, the diluted earnings per share are identical to the basic earnings per share.

	December 31,
	2014	2015	2016
	(Amounts in thousands of Euros)
Net income of the reporting period	(24,012)	(44,674)	(114,531)
Adjusted weighted average number of outstanding shares	16,086,247	21,522,342	24,454,850

Basic / Diluted earnings per share (€/share)	(1.49)	(2.08)	(4.68)

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

As of this date, the Company does not believe that it is exposed to a short-term liquidity risk, considering the cash and cash equivalents that the Company has available as of December 31, 2016 is €256 million, which is mainly composed of cash and term deposits that are convertible into cash immediately without penalties in case of a need for cash.

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

For 2014, 2015 and 2016, less than 12%, respectively, of our purchases and other external expenses have been made in U.S. dollars, generating a negligible net annual foreign exchange loss of €24 thousands in 2014 and net foreign exchange gain of €79 thousands in 2015 and €682 thousands in 2016.

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

Note 24: Events After the Close of the Fiscal Year

The Company evaluated subsequent events that occurred after December 31, 2016 through the date of the Board of Directors which authorized the issuance of the Consolidated Financial Statements and determined that there are no significant events that require adjustments or disclosure in such Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DBV TECHNOLOGIES S.A.

/s/ Dr. Pierre-Henri Benhamou
By:	Dr. Pierre-Henri Benhamou
Title:	Chief Executive Officer (Principal Executive Officer)

Date: March 22, 2017

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	By-laws (statuts) of the registrant (English translation)	Form F-1	333-198870	3.1	09/22/14

2.1	Form of Deposit Agreement	Form F-1/A	333-198870	4.1	10/15/14

2.2	Form of American Depositary Receipt	Form F-1/A	333-198870	4.2	10/15/14

4.1	Shareholders’ Agreement among the registrant and certain shareholders signatory thereto, dated March 9, 2012 (English translation)	Form F-1	333-198870	4.3	09/22/14

4.2	Office Lease between the registrant and GENERALI VIE, dated March 3, 2015 (English translation)	Form 20-F	001-36697	4.2	04/29/15

4.3	Commercial Lease between the registrant and SELECTINVEST 1, dated April 28, 2011 (English translation)	Form F-1	333-198870	10.1	09/22/14

4.4	Assignment, Development and Co-Ownership Agreement among the registrant, L’Assistance Publique—Hopitaux de Paris and Université Paris Descartes, dated January 7, 2009 (English translation)	Form F-1	333-198870	10.2	09/22/14

4.5†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	Form F-1/A	333-198870	10.3	10/15/14

4.6†	2013 and 2014 Share Option Plans (English translation)	Form F-1	333-198870	10.4	09/22/14

4.7†	2012, 2013 and 2014 Free Share Plans (English translation)	Form F-1	333-198870	10.5	09/22/14

4.8†	Summary of BSA	Form F-1	333-198870	10.6	09/22/14

4.9†	Summary of BSPCE	Form F-1	333-198870	10.7	09/22/14

4.10†	2015 Share Option Plan (English translation)	Form 20-F	001-36697	4.10	04/28/16

4.11†	2015 Free Share Plans (English translation)	Form 20-F	001-36697	4.11	04/28/16

4.12†*	2016 Share Option Plan (English translation)

4.13†*	2016 Free Share Plan (English translation)

4.14*#	Development Collaboration and License Agreement between the registrant and NESTEC S.A., dated May 27, 2016

8.1*	List of subsidiaries of the registrant

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Associés

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been requested from the Securities and Exchange Commission as to certain portions of this document.