Form 20-F
period 2017-12-31
DBV Technologies S.A.
filed 2018-03-16
CIK 1613780

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Ordinary shares, nominal value €0.10 per share: 24,990,822 as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical trials;

•	our ability to advance our Viaskin manufacturing capabilities, manufacture clinical and commercial supplies of our product candidates and comply with regulatory requirements related to the manufacturing of our product candidates;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to develop sales and marketing capabilities;

•	the commercialization of our product candidates, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of our product candidates, if approved by regulatory authorities;

•	our financial performance;

•	developments relating to our competitors and our industry, including competing therapies; and

•	other risks and uncertainties, including those listed in this section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated income data for the years ended December 31, 2015, 2016 and 2017 and selected statements of consolidated financial position data as of December 31, 2015, 2016 and 2017 from our consolidated audited financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statement of income data for the years ended December 31, 2013 and 2014 and the selected consolidated financial position data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

Statement of Income (Loss) Data (in thousands, except share and per share data):

	Year Ended December 31,
	2013(1)	2014	2015	2016	2017
	Euro	Euro	Euro	Euro	Euro	US$(2)
Operating income	€3,826	€4,762	€6,166	€9,084	€11,909	$14,317
Operating expenses:
Cost of goods sold	(102)	(136)	(128)	—	—	—
Research and development	(17,366)	(21,143)	(34,234)	(78,828)	(105,232)	(126,510)
Sales and marketing	—	(13)	(491)	(11,282)	(15,824)	(19,023)
General and administrative	(6,310)	(8,105)	(16,859)	(35,005)	(35,837)	(43,083)
Total expenses	(23,779)	(29,397)	(51,712)	(125,115)	(156,892)	(188,616)
Operating (loss)	(19,952)	(24,636)	(45,546)	(116,031)	(144,983)	(174,298)
Financial profit (loss)	646	624	871	1,500	(2,709)	(3,257)
Net (loss)	€(19,306)	€(24,012)	€(44,674)	€(114,531)	€(147,693)	(177,556)
Earnings (loss) per share(3)
Basic	€(1.42)	€(1.49)	€(2.08)	€(4.68)	€(5.97)	$(7.17)
Diluted	€(1.42)	€(1.49)	€(2.08)	€(4.68)	€(5.97)	$(7.17)
Number of shares used for computing
Basic	13,604,687	16,086,247	21,522,342	24,454,850	24,757,176	24,757,176
Diluted	13,604,687	16,086,247	21,522,342	24,454,850	24,757,176	24,757,176

(1)	The statement of consolidated income (loss) as of December 31, 2013 corresponds solely to DBV Technologies S.A., as the company had no consolidated subsidiary as of this date.
(2)	Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of €1.00 = $1.2022 at December 29, 2017.
(3)	See Note 22 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share.

Statement of Financial Position Data (in thousands, except share and per share data):

	As of December 31,
	2013(1)	2014	2015	2016	2017
	Euros	Euros	Euros	Euros	Euros	US$(2)
Cash and cash equivalents	39,403	114,583	323,381	256,473	137,880	165,759
Total assets	46,236	125,416	343,280	287,500	177,807	213,760
Total shareholders’ equity	40,395	115,445	322,076	242,849	129,923	156,194
Total non-current liabilities	1,607	4,419	5,183	15,649	11,954	14,371
Total current liabilities	4,234	5,552	16,021	29,002	35,930	43,195
Total liabilities	5,841	9,971	21,204	44,651	47,884	57,566
Total liabilities and shareholders’ equity	46,236	125,416	343,280	287,500	177,807	213,760

(1)	The statement of consolidated financial position as of December 31, 2013 corresponds solely to DBV Technologies S.A., as the company had no consolidated subsidiary as of such date.
(2)	Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of €1.00 = $1.2022 at December 29, 2017.

Exchange Rate Information

In this Annual Report on Form 20-F, for convenience only, we have translated certain euro amounts reflected in our financial statements as of and for the year ended December 31, 2017 into U.S. dollars at the rate of €1.00 = $1.2022, the noon buying rate of the Federal Reserve Bank of New York for euros at December 29, 2017. You should not assume that, on that or on any other date, one could have converted these amounts of euros into U.S. dollars at that or any other exchange rate.

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

	Year Ended December 31,
	2013	2014	2015	2016	2017
High	1.3816	1.3927	1.2015	1.1516	1.2041
Low	1.2774	1.2101	1.0524	1.0375	1.0416
Rate at end of period	1.3779	1.2101	1.0859	1.0552	1.2022
Average rate per period	1.3275	1.3306	1.1098	1.1072	1.1301

The following table sets forth, for each of the last six months, the low and high exchange rates for euros expressed in U.S. dollars and the exchange rate at the end of such period, based on the noon buying rate of the Federal Reserve Bank of New York for the euro.

	September 2017	October 2017	November 2017	December 2017	January 2018	February 2018
High	1.2041	1.1847	1.1936	1.2022	1.2488	1.2482
Low	1.1747	1.158	1.1577	1.1725	1.1922	1.2211
Rate at end of period	1.1813	1.1648	1.1898	1.2022	1.2428	1.2211

On December 29, 2017, the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar was €1.00 = $1.2022. Unless otherwise indicated, currency translations in this Annual Report on Form 20-F reflect the December 29, 2017 exchange rate.

On March 9, 2018, the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar was €1.00 = $1.2326.

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

Risks Related to Our Financial Condition and Capital Requirements

We Have Incurred Significant Losses Since Our Inception And Anticipate That We Will Continue To Incur Significant Losses For The Foreseeable Future.

We are a clinical-stage biopharmaceutical company, and we have not yet generated significant income from operating activities. We have incurred net losses in each year since our inception in 2002, including net losses of €44.7 million, €114.5 million and €147.7 million for the years ended December 31, 2015, 2016 and 2017, respectively. Although we have historically generated non-meaningful revenue from sales of our Diallertest Milk diagnostic product in France, we discontinued our commercial partnership with respect to the product and ceased commercial sales of Diallertest Milk during the second half of 2015. We did not generate any revenue from sales of Diallertest Milk in 2016 or 2017 and have discontinued any further commercialization of the product. To date, we have not commercialized any product other than Diallertest Milk. As of December 31, 2017, we had an accumulated deficit and reserves of €279.3 million.

We have devoted most of our financial resources to research and development, including our clinical and pre-clinical development activities. To date, we have financed our operations primarily through the sale of equity securities, obtaining public assistance in support of innovation, such as conditional advances from OSEO Innovation, or OSEO, reimbursements of research tax credit claims and strategic collaborations. The amount of our future net losses will depend, in part, on the pace and amount of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations, or additional grants or tax credits. While we have completed a pivotal Phase III trial to evaluate the safety and efficacy of Viaskin Peanut, it may be several years, if ever, before we have a product candidate ready for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for any approved products in those markets.

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

We Will Require Additional Funding, Which May Not Be Available On Acceptable Terms, Or At All. Failure To Obtain This Necessary Capital When Needed May Force Us To Delay, Limit Or Terminate Our Product Development Efforts Or Other Operations.

We are currently advancing our product candidates through pre-clinical and clinical development. Developing product candidates is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance Viaskin Peanut and Viaskin Milk through clinical development. Furthermore, if we obtain marketing approval for Viaskin Peanut or any other product candidate that we may develop, we expect our commercialization expenses related to product sales, marketing, distribution and manufacturing to increase significantly.

As of December 31, 2017, our cash and cash equivalents were €137.9 million. We have primarily funded our operations through equity financings. To date, we have not generated any product revenue, other than non-meaningful revenue from sales of our Diallertest Milk diagnostic product in France, for which we ceased commercial sales during the second half of 2015, and we expect operating losses to continue for the foreseeable future. We expect our current cash and cash equivalents may not be sufficient to support our current operating plan for the next 12 months based on our current operating plans. As such, there are material uncertainties regarding our ability to continue as a going concern.

We will require additional financing to fund future operations. Additional financing might include equity or debt financings. However, there can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us, if at all. These additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs or ordinary shares to decline. The sale of additional equity or convertible securities would dilute all of our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidate or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain sufficient funding on a timely basis, we may be required to scale back our operating plan, significantly curtail, delay or discontinue one or more of our research or development programs or the launch and commercialization of Viaskin Peanut in North America, if approved, or the commercialization of any other product candidate, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

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

In addition, the French Commercial Code imposes certain limitations on our ability to price any offering of our share capital without preferential subscription right (sans droit préférentiel de souscription), which limitation may prevent us from successfully completing any such offering. Specifically, under the French Commercial Code, unless the offering is less than 10% of issued share capital, securities cannot be sold in an offering at a price that is more than a 5% discount to the volume weighted average trading price on Euronext Paris over the last three trading days preceding the commencement of the marketing of the transaction

We May Identify Material Weaknesses In The Future Or Otherwise Fail To Maintain An Effective System Of Internal Controls, Which May Cause Us To Fail To Meet Our Reporting Obligations, Result In Material Misstatements Of Our Financial Statements Or Could Have A Material Adverse Effect On Our Business And Trading Price Of Our Securities.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we are required to submit a report by management to the Audit Committee and external auditors on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting.

If we are unable to meet the demands that have been placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results in future periods, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in material weaknesses or significant deficiencies, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Furthermore, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

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

The development of biopharmaceutical products is capital-intensive. We anticipate that we may require additional financing to continue to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors including:

•	progress in, and the costs of, our pre-clinical studies and clinical trials and other research and development programs;

•	costs associated with seeking regulatory approval for our product candidates;

•	the scope, prioritization and number of our research and development programs;

•	the achievement of milestones or occurrence of other developments that trigger payments under our existing collaboration agreements, and any additional collaboration agreements we may enter into;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under our existing collaboration agreements and future collaboration agreements, if any;

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs of securing manufacturing arrangements for commercial production; and

•	the costs of establishing, or contracting for, sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.

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

Our Product Development Programs For Candidates May Require Substantial Financial Resources And May Ultimately Be Unsuccessful.

In addition to the development of our lead product candidates, we have commenced a number of proof-of-concept trials in the field of inflammatory and autoimmune diseases. In November 2015, Dr. Jonathan Spergel from the Children’s Hospital of Philadelphia, or CHOP, initiated the Study of Viaskin Milk in Milk-Induced Eosinophilic Esophagitis, or SMILEE, a Phase IIa clinical trial assessing the safety and efficacy of Viaskin Milk for the treatment of milk-induced eosinophilic esophagitis. We expect CHOP to release results from this 20-patient trial in the first half of 2018. We are also investigating the use of Viaskin rPT for the reactivation of immunity against Bordetella pertussis (whooping cough) in healthy adults. Following the announcement of our Phase I clinical trial results in March 2017, we are evaluating if we will explore further development pathways, including the optimization of Viaskin rPT. Our current early-stage development programs also include potential treatments for Crohn’s disease and respiratory syncytial virus. These development programs are still in the pre-clinical or proof-of-concept phase and may not result in product candidates we can advance to the clinical development phase. None of our other potential product candidates have commenced clinical trials, and there are a number of U.S. Food and Drug Administration, or FDA, and European Medicines Agency, or EMA, regulatory requirements that we must satisfy before we can commence these clinical trials, if at all. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other early-stage development programs may adversely affect our ability to continue development and commercialization of product candidates based on our Viaskin technology platform, and we may never commence clinical trials of such development programs despite expending significant resources in pursuit of their development. Even if we do commence clinical trials of our other potential product candidates, such product candidates may never be approved by the FDA or the EMA.

The Requirements Of Being A U.S. Public Company May Strain Our Resources, Divert Management’s Attention And Affect Our Ability To Attract And Retain Executive Management And Qualified Board Members.

As a U.S. public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly if we no longer qualify as a foreign private issuer. The Exchange Act requires that, as a public company, we file annual, semi-annual and current reports with respect to our business, financial condition and result of operations. However, as a foreign private issuer, we are not required to file quarterly reports with respect to our business, financial condition and results of operations. We currently make annual and semi-annual filings with respect to our listing on Euronext Paris. Unless otherwise required by the Exchange Act or the listing rules of the Nasdaq Global Select Market, we do not expect to file quarterly financial reports, but have and expect to continue to file financial reports on an annual and semi-annual basis. As a result of being a U.S. public company, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluations and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We have limited experience complying with Section 404, and such compliance may require that we incur substantial accounting expenses and expend significant management efforts. Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner, the market price of our stock could decline if investors and others lose confidence in the reliability of our financial statements, we could be subject to sanctions or investigations by the SEC or other applicable regulatory authorities and our business could be harmed.

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

We currently have no drug or biological product approved for sale and may never be able to develop a marketable drug or biological product. While we plan to seek regulatory approval for Viaskin Peanut, one of our two lead Viaskin technology-based product candidates for which we have completed a pivotal Phase III trial, we cannot assure you that Viaskin Peanut will successfully complete the FDA regulatory approval process and be commercialized. It is also possible that the FDA may require that we complete additional clinical trials of Viaskin Peanut prior to considering Viaskin Peanut for approval. Our other lead Viaskin technology-based product candidates, Viaskin Milk, is currently in clinical development. Our business depends almost entirely on the successful clinical development, regulatory approval and commercialization of Viaskin Peanut and Viaskin Milk. Viaskin Milk will require substantial additional clinical development, testing, and regulatory approval before we are permitted to commence its commercialization. Our other product candidates, such as Viaskin Egg or Viaskin rPT, are still in pre-clinical or early proof-of-concept phase development. The clinical trials of our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through preclinical testing and clinical trials that, among other things, the product candidate is safe and effective for use in each target indication. This process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources. Of the large number of drugs in development in the United States, only a small percentage successfully completes the FDA regulatory approval process and is commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and clinical programs, we cannot assure you that Viaskin Peanut, Viaskin Milk, or any other of our product candidates will be successfully developed or commercialized.

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

In February 2018, we announced that the FDA agreed that the available efficacy and safety data for Viaskin Peanut supports the submission of a Biologics License Application, or a BLA, for the treatment of peanut allergy in children four to 11 years of age. The FDA provided written responses to the clinical pre-BLA meeting package we submitted. These responses reflect agreement on the content of the clinical module of the BLA for Viaskin Peanut; however, FDA agreement on the content of the BLA clinical module does not assure that the BLA will be approved and that we will not be required to conduct additional clinical trials of Viaskin Peanut.

Our Product Candidates Have Undergone And/Or Will Be Required To Undergo Clinical Trials That Are Time-Consuming And Expensive, The Outcomes Of Which Are Unpredictable, And For Which There Is A High Risk Of Failure. If Clinical Trials Of Our Product Candidates Fail To Satisfactorily Demonstrate Safety And Efficacy To The FDA And Other Regulators, We, Or Our Collaborators, May Incur Additional Costs Or Experience Delays In Completing, Or Ultimately Be Unable To Complete, The Development And Commercialization Of These Product Candidates.

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

If we do not successfully complete pre-clinical and clinical development, we will be unable to market and sell our product candidates and generate revenues. Even if we do successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before a BLA may be submitted to the FDA. Although there are a large number of drugs and biologics in development in the United States and other countries, only a small percentage result in the submission of an NDA or a BLA to the FDA, even fewer are approved for commercialization, and only a small number achieve widespread physician and consumer acceptance following regulatory approval. If our clinical trials are substantially delayed or fail to prove the safety and effectiveness of our product candidates in development, we may not receive regulatory approval of any of these product candidates and our business and financial condition will be materially harmed.

In Our Clinical Trials, We Utilize An Oral Food Challenge Procedure Intentionally Designed To Trigger An Allergic Reaction, Which Could Be Severe Or Life-Threatening.

In accordance with our food allergy clinical trial protocols, we utilize a double-blind, placebo-controlled food challenge procedure. This consists of giving the offending food protein to patients in order to assess the sensitivity of their food allergy, and thus the safety and efficacy of our product candidates versus placebo. The food challenge protocol is meant to induce objective symptoms of an allergic reaction. These oral food challenge procedures can potentially trigger anaphylaxis or potentially life-threatening systemic allergic reactions. Even though these procedures are well-controlled, standardized and performed in highly specialized centers with intensive care units, there are inherent risks in conducting a trial of this nature. An uncontrolled allergic reaction could potentially lead to serious or even fatal reactions. Any such serious clinical event could potentially adversely affect our clinical development timelines, including a complete clinical hold on our food allergy clinical trials. We may also become liable to patients who participate in our clinical trials and experience any such serious or fatal reactions. Any of the foregoing could have a material adverse effect on our business, prospects, stock price or financial condition.

Delays, Suspensions And Terminations In Our Clinical Trials Could Result In Increased Costs To Us And Delay Or Prevent Our Ability To Generate Revenues.

Human clinical trials are very expensive, time-consuming, and difficult to design, implement and complete. The completion of trials for Viaskin Milk or our other product candidates may be delayed for a variety of reasons, including delays in:

•	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective CROs, and clinical trial sites;

•	validating test methods to support quality testing of the drug substance and drug product;

•	obtaining sufficient quantities of the drug substance or other materials necessary to conduct clinical trials;

•	manufacturing sufficient quantities of a product candidate;

•	obtaining approval of an investigational new drug, or IND, application from the FDA;

•	obtaining institutional review board, or IRB, or independent ethics committee approval to conduct a clinical trial at a prospective clinical trial site;

•	determining dosing and clinical design and making related adjustments; and

•	patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical trial sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial.

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

Many of these factors may also ultimately lead to denial of our BLAs for our product candidates. If we experience delay, suspensions or terminations in a clinical trial, the commercial prospects for the related product candidate will be harmed, and our ability to generate product revenues will be delayed or such revenues could be reduced or fail to materialize.

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

Any of our product candidates for which we, or our collaborators, obtain marketing approval in the future, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents and requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval will be subject to limitations on the indicated uses for which the product may be marketed or may be subject to other conditions of approval, including the FDA requirement to implement a REMS to ensure that the benefits of a drug or biological product outweigh its risks.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product, such as long term observational studies on natural exposure. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we, or our collaborators, market any of our product candidates for which we, or they, receive marketing approval for treatment other than their approved indications, we, or they, may be subject to warnings or enforcement action for off-label marketing. Violation of the Federal Food, Drug, and Cosmetic Act, or FDCA, and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

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

Relying On Third-Party Manufacturers May Result In Delays In Our Clinical Development Or Commercialization Efforts. We Or The Third Parties Upon Whom We Depend May Be Adversely Affected By Earthquakes Or Other Natural Disasters And Our Business Continuity And Disaster Recovery Plans May Not Adequately Protect Us From A Serious Disaster.

Developing and commercializing new medicines entails significant risks and expenses. Our clinical trials may be delayed if third-party manufacturers are unable to assure a sufficient quantity of the drug product to meet our study needs. Currently, we have only one manufacturer, Sanofi S.A., or Sanofi, of the active pharmaceutical ingredients, or API, used in our Viaskin product candidates, such as peanut protein extract and unmodified allergen milk extract. If Sanofi cannot manufacture the active pharmaceutical ingredients as required by us in a timely manner, we may not be able to find a substitute manufacturer on a timely basis and our clinic trials may be delayed. Further, we are aware that Sanofi has entered into licensing agreements of discovery platforms in selected food allergies, notably with Immune Design Corp and Aimmune Therapeutics. This potential competitive dynamic may make Sanofi less inclined to continue or renew their manufacturing arrangement with us on commercially reasonable terms or at all and, notwithstanding contractual protections, Sanofi may be able to utilize knowledge gained through their relationship with us in furtherance of their development of competitive therapies.

We also expect to rely on Sanofi or other third-party manufacturers for the manufacturing of commercial supply of any product for which we obtain regulatory approval. Sanofi may not be able to effectively scale its manufacturing capacity of our API to meet our commercialization needs and we may be unable to establish any agreements with other third-party manufacturers or to do so on acceptable terms. Even if Sanofi is able to meet our commercialization needs or if we are able to establish agreements with other third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us.

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

Our Viaskin Product Candidates May Not Be Able To Be Manufactured Profitably On A Large Enough Scale To Support Commercialization.

To date, our Viaskin product candidates have only been manufactured at a scale which is adequate to supply our research activities and clinical trials. There can be no assurance that the procedures currently used to manufacture our product candidates will work at a scale which is adequate for commercial needs and we may encounter difficulties in the production of Viaskin patches due to our or our partners’ manufacturing capabilities. We have not built commercial-scale manufacturing facilities, and we have limited manufacturing experience with Viaskin patches. Although we completed development of a commercial-scale version of our electrospray manufacturing tool, ES GEN4.0, in the first half of 2017, ongoing quality control testing of ES GEN4.0 is still being conducted, which could delay the commercialization of our product candidates.

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

To our knowledge, other pharmaceutical and biotechnology companies are also seeking to develop food allergy treatments, although many are in the discovery or pre-clinical stages. For example, Aimmune Therapeutics, Inc., or Aimmune, reported topline results from its Phase III trial evaluating the safety and efficacy of its OIT product candidate, AR101, in peanut allergic patients in February 2018. To our knowledge, the company uses a formulation of peanut flour for oral administration intended for oral desensitization to peanut. We are also aware of other companies that are working on recombinant peanut proteins capable of initiating an attenuated immune response of using subcutaneous administration. We are also aware that Sanofi has entered into licensing agreements of discovery platforms in selected food allergies, notably with Immune Design Corp., and may pose a competitive risk to our products in the future. Aimmune also announced a clinical collaboration with Regeneron Pharmaceuticals, Inc. and Sanofi to study AR101 treatment with dupilumab in peanut allergic patients. AnaptysBio, Inc. announced that it is conducting a Phase IIa trial to evaluate the safety of its IL-33 inhibitor product candidate, ANB020, in severe adult peanut allergic patients and is planning to announce the topline results of this trial in the first quarter of 2018.

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

Various provisions of the ACA were designed to impact the provision of, or payment for, health care in the United States, including expanded Medicaid eligibility, subsidized insurance premiums, provided incentives for businesses to provide health care benefits, prohibited denials of coverage due to pre-existing conditions, established health insurance exchanges, and provided additional support for medical research. With regard to biopharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit. However, some provisions of the ACA have yet to be fully implemented and certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the Trump Administration to repeal or replace certain aspects of the ACA. For example, since January 2017, President Trump signed two Executive Orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Additionally, on December 22, 2017, President Trump signed into law The Tax Cuts and Jobs Act of 2017, which includes a provision repealing the individual mandate to maintain health insurance coverage under the ACA effective January 1, 2019. We continue to evaluate how the ACA and recent efforts to limit the implementation of the ACA will impact our business. Congress also could consider additional legislation to repeal additional elements of the ACA or replace elements of the ACA that are repealed.

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

Our product candidates are being developed to address the needs of severely allergic patients, for some of whom coming into contact with even minute amounts of an allergen can have a profound and life-threatening adverse reaction. Accordingly, safety is of paramount importance in developing these product candidates. To date, eight clinical trials of Viaskin Peanut and Viaskin Milk product candidates have been conducted both outside and inside of the United States in over 1,000 human patients to evaluate the safety and efficacy of these product candidates for the treatment of peanut allergies and milk allergies, respectively. Adverse events observed in these clinical trials have primarily involved general disorders and administration site conditions, such as erythema, pruritus, edema and urticaria. It is worth noting that, as a desensitization patch bringing the allergen into contact with the skin, reactions, which are a source of itching and discomfort for the patient, are common. This reaction is typically temporary in duration and fades after a few weeks of use. In addition, during daily administration of the patches during treatments, depending on the severity of the allergies and patient response to treatment, precautionary measures are necessary when handling the patches after use due to risk of contamination.

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

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of Viaskin patch products, if approved. Our arrangements with such persons and third-party payors will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute Viaskin patch products, if we obtain marketing approval. Restrictions under applicable federal, state and foreign healthcare laws and regulations include but are not limited to the following:

•	The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for or the purchase, lease, order or recommendation of any item, good, facility or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated.

•	The federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.

•	The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters.

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

•	The federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the U.S. Department of Health and Human Services’ Center for Medicare & Medicaid Services, or CMS, payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members in the applicable manufacturer, and disclosure of such information will be made by CMS on a publicly available website.

•	Analogous state or foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require licensure or registration by sales and marketing agents of a pharmaceutical company, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA.

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

Changes in regulatory requirements, FDA guidance or guidance from certain European regulatory authorities or unanticipated events during our clinical trials may force us to amend clinical trial protocols or the FDA or certain European regulatory authorities may impose additional clinical trial requirements. Discussions with regulatory authorities have caused us to adjust certain trial protocols. Amendments to our clinical trial protocols would require resubmission to the FDA and IRBs for review and approval, which may adversely impact the cost, timing or successful completion of a clinical trial. If we experience delays completing, or if we terminate, any of our clinical trials, or if we are required to conduct additional clinical trials, the commercial prospects for the Viaskin patch product candidates, or any other product candidates, may be harmed and our ability to generate product revenue will be delayed.

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

We May Not Obtain Biopharmaceutical Company Status And Therefore Have To Rely On Contract Manufacturers Indefinitely.

The French Drug and Health Products Safety Agency, or ANSM, has granted us the status of pharmaceutical establishment (établissement pharmaceutique), or PCS, solely for the purpose of conducting quality control activities at our Bagneux facility. There are two types of PCS: (1) “exploitant” status (statut d’établissement pharmaceutique exploitant), which permits medicines to be marketed directly in France by the company after demonstrating control of certain key functions such as pharmacovigilance, medical information and advertising, management of quality complaints and batch recall; and (2) manufacturer status, which permits the manufacturing and quality control of medicines after demonstrating adequate manufacturing and quality control premises that exhibit a quality assurance system that meets cGMP. Obtaining a pharmaceutical establishment license from the ANSM, either as an “exploitant” or as a manufacturer, requires the submission of a request file specific to each of the two qualifications with the ANSM. The ANSM grants PCS to a company upon evaluation and determination that such company’s premises has adequate personnel, procedure and organization. Accordingly, we cannot manufacture or directly market in France the product candidates that we are developing.

We intend to seek an extension of our PCS manufacturer status to all manufacturing operations in order to have the ability to manufacture our product candidates. We also intend to seek “exploitant” status in order to market our products directly in France.

Failure to extend or obtain PCS status, as applicable, would force us to revise our strategy. First, failure to extend our manufacturer status to all manufacturing operations will force us to entrust the manufacturing and control of the therapeutic products to one or more specialized contract manufacturing organizations, or CMOs, as is the case with the current production of our clinical lots. Second, if “exploitant” status is not obtained, we will be unable to conduct a direct commercial approach to the French market and will therefore have to enter into marketing license agreements with other biopharmaceutical companies. Failure to extend or obtain either of the two types of PCS status, as applicable, would affect the production and marketing of our product candidates, once approved, and could be detrimental to our business, earnings, financial conditions and growth prospects.

Our Product Development Programs For Candidates Other Than Viaskin Patch Products May Require Substantial Financial Resources And May Ultimately Be Unsuccessful.

The success of our business depends primarily upon our ability to identify, develop and commercialize products to treat common food allergies. In addition to the commercialization of Viaskin Peanut, if approved, and the clinical development of Viaskin Milk, we may pursue development of our other development programs, including Viaskin Egg and Viaskin rPT. None of our other potential product candidates has commenced any clinical trials, and there are a number of FDA requirements that we must satisfy before we can commence clinical trials. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other development programs may adversely affect our ability to continue the commercialization of Viaskin Peanut, if approved, and the clinical development and commercialization of Viaskin Milk and we may never commence clinical trials of such development programs despite expending significant resources in pursuit of their development. If we do commence clinical trials of our other potential product candidates, such product candidates may never be approved by the FDA. If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

If We Do Not Secure Collaborations With Strategic Partners To Test, Commercialize And Manufacture Certain Product Candidates Outside Of Food Allergies, We May Not Be Able To Successfully Develop Products And Generate Meaningful Revenues.

A key aspect of our current strategy is to selectively enter into collaborations with third parties to conduct clinical testing, as well as to commercialize and manufacture product candidates outside of food allergies. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We currently have multiple collaboration agreements in effect, including collaborations for the development of applications in the field of respiratory allergies or autoimmune disease, as well as other therapeutic domains, such as vaccines. Collaboration agreements, such as our exclusive global collaboration with Nestlé Health Science, typically call for milestone payments that depend on successful demonstration of efficacy and safety, obtaining regulatory approvals and clinical trial results. Collaboration revenues are not guaranteed, even when efficacy and safety are demonstrated. The current economic environment may result in potential collaborators electing to reduce their external spending, which may prevent us from developing our product candidates.

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

As of December 31, 2017, we had 244 full-time employees and we expect to significantly increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, including the commercialization of our product candidates in North America, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We Depend On Key Personnel And Attracting Qualified Management Personnel And Our Business Could Be Harmed If We Lose Key Personnel And Cannot Attract New Personnel.

Our success depends to a significant degree upon the technical and management skills of our officers and key personnel, including in particular those of Pierre-Henri Benhamou, our Chairman and Chief Executive Officer, David Schilansky, our Deputy Chief Executive Officer and Chief Financial Officer, and Laurent Martin, our Chief Development Officer and Responsible Pharmacist (qualified person). The loss of the services of any of these individuals would likely have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management, marketing, technical, and sales executives and personnel. The loss of any of our key executives, or the failure to attract, integrate, motivate, and retain additional key personnel could have a material adverse effect on our business.

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

Our Failure To Maintain Certain Tax Benefits Applicable To French Technology Companies May Adversely Affect Our Results Of Operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d’impôt recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €5.7 million, €7.2 million and €9.3 million as of December 31, 2015, 2016 and 2017, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable to additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

We May Be Forced To Repay Conditional Advances Prematurely If We Fail To Comply With Our Contractual Obligations Under The Applicable Innovation Grant Agreements.

Since inception through December 31, 2017, we have received multiple conditional advances totaling €6.2 million for innovation granted by OSEO, the French Agency for Innovation and part of the Banque Publique d’Investissement. If we fail to comply with our contractual obligations under the applicable innovation grant agreements, including if we lose our exclusive right to commercially develop our product candidates, we could be forced to repay the sums advanced ahead of schedule. Such premature repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial means needed, the time or the ability to replace these financial resources with others.

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

Despite the implementation of security measures, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such system failure, accident or security breach to date, including cybersecurity incidents, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs. For example, the loss of clinical trial data for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach, including cybersecurity incidents, results in a loss of or damage to our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities and the further development of our product candidates could be delayed. As these threats continue to evolve, particularly around cybersecurity, we may be required to expend significant resources to enhance our control environment, processes, practices and other protective measures. Despite these efforts, such events could materially adversely affect our business, financial condition or results of operations.

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

Our ADSs were sold in our initial public offering on Nasdaq in October 2014 at a price of $21.64 per share, and the price per ADS has ranged from as low as $20.58 and as high as $50.57 during 2017. During this same period, our ordinary share prices have ranged from as low as €34.89 to as high as €86.64. The market price of our securities may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Our executive officers, directors, current 5% or greater shareholders and affiliated entities, including entities affiliated with Caisse de Dépots et Consignations, entities affiliated with Baker Bros. Advisors LP, entities affiliated with FMR LLC, entities affiliated with Perceptive Advisors LLC, Janus Henderson Group plc and entities affiliated with Amundi S.A., together beneficially own approximately 49.4% of our ordinary shares. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Future Sales Of Ordinary Shares Or ADSs By Existing Shareholders Could Depress The Market Price Of The ADSs.

As of December 31, 2017, 24,990,822 ordinary shares were issued and outstanding. Sales of a substantial number of shares of our ordinary shares or ADSs in the public market, or the perception that these sales might occur, could depress the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of our shares are now generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our securities could decline significantly.

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

Our By-Laws And French Corporate Law Contain Provisions That May Delay Or Discourage A Takeover Attempt.

Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•	under French law, a non-French resident as well as any French entity controlled by non-French residents may have to file a declaration for statistical purposes with the French Banque de France. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold;

•	the owner of 95% of voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the EEA Agreement, including from the main French Stock Exchange, has the right to force out minority shareholders following a tender offer made to all shareholders;

•	a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our board of directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;

•	under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•	our shareholders have granted and may grant in the future our board of directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our shares;

•	our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;

•	our board of directors has the right to appoint directors to fill a vacancy created by the resignation or death of a director, subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our board of directors;

•	our board of directors can only be convened by our chairman or our managing director, if any, or, when no board meeting has been held for more than two consecutive months, by directors representing at least one-third of the total number of directors;

•	our board of directors meetings can only be regularly held if at least half of the directors attend either physically or by way of videoconference or teleconference enabling the directors’ identification and ensuring their effective participation in the board’s decisions; however, this mode of participation (by way of videoconference or teleconference) does not apply to the adoption of decisions taken for the closing of the accounts for the fiscal year, including the consolidated financial statements;

•	our shares are nominative or bearer, if the legislation so permits, according to the shareholder’s choice. Shares issued are registered in individual accounts opened by us or any authorized intermediary, in the name of each shareholder and kept according to the terms and conditions laid down by the legal and regulatory provisions;

•	approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove directors with or without cause;

•	advance notice is required for nominations to the board of directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a director can be proposed at any shareholders’ meeting without notice;

•	our by-laws can be changed in accordance with applicable laws;

•	the crossing of certain thresholds has to be disclosed and can impose certain obligations; see the section of this Annual Report on Form 20-F titled “Item 10.B—Memorandum and Articles of Association”;

•	transfers of shares shall comply with applicable insider trading rules and regulations and in particular with the Market Abuse Directive and Regulation dated April 16, 2014; and

•	pursuant to French law, the sections of the by-laws relating to the number of directors and election and removal of a director from office may only be modified by a resolution adopted by at least a two thirds majority vote of our shareholders present, represented by a proxy or voting by mail at the meeting.

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

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the securities (in person or by proxy) represented by the ADSs in accordance with such voting instructions. If the depositary receives voting instructions which fail to specify the manner in which the depositary is to vote the deposited securities, you will be deemed to have instructed the depositary to vote in favor of all resolutions endorsed by our board of directors. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by us to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Your Right As A Holder Of ADSs To Participate In Any Future Preferential Subscription Rights Or To Elect To Receive Dividends In Shares May Be Limited, Which May Cause Dilution To Your Holdings.

According to French law, if we issue additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis, transferable during a period starting two days prior to the opening of the subscription period or, if that day is not a trading day, the preceding trading day; and ending two days prior to the closing of the subscription period or, of that day is not a trading day, the preceding trading day, unless they waive those rights at an extraordinary meeting of our shareholders (by a two-thirds majority vote) or individually by each shareholder. However, the ADS holders in the United States will not be entitled to exercise or sell such rights unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

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

We May Lose Our Foreign Private Issuer Status In The Future, Which Could Result In Significant Additional Cost And Expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2019. We could lose our foreign private issuer status in the future if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. As of December 31, 2017, approximately 58 % of our outstanding ordinary shares were held by U.S. residents.

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

Our actual capital expenditures for the years ended December 31, 2015, 2016 and 2017 amounted to €5.3 million, €8.3 million and €7.8 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and industrial tools, the refurbishment of our research and development laboratories, our relocation of our headquarters to Montrouge as well as cash contributions to our liquidity contract. We expect our capital expenditures to increase in absolute terms in the near term as we seek regulatory approval for the commercialization of Viaskin Peanut, continue to advance our research and development programs and grow our operations. For the near future, our investments will mainly remain in France where our research and development facilities are currently located.

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

Our lead product candidate, Viaskin Peanut, has completed a global Phase III program for the treatment of peanut allergic patients four to 11 years of age. Viaskin Peanut has obtained fast track designation and breakthrough therapy designation in children from the U.S. Food and Drug Administration, or FDA, which are regulatory designations intended to expedite or facilitate the process of reviewing new drugs and biological products that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. The European Medicines Agency’s, or EMA, Pediatric Committee has also adopted a positive opinion with respect to our Pediatric Investigation Plan, or PIP, for Viaskin Peanut, which is a prerequisite for the filing of marketing authorization for any new medicinal product in Europe.

In September 2014, we announced topline results for our Viaskin Peanut’s Efficacy and Safety, or VIPES, Phase IIb clinical trial of Viaskin Peanut for the treatment of peanut allergic patients, which was followed by a full study report presented at the 2015 AAAAI Annual Meeting in Houston, Texas. In October 2016, we announced topline results from the two-year OLFUS-VIPES study evaluating the long-term efficacy and safety profile of Viaskin Peanut for the treatment of peanut allergic children. OLFUS-VIPES, or OLFUS, is an open-label, follow-up study to VIPES. Following results from our Phase IIb program, we launched a Phase III program designed to assess the efficacy and safety of Viaskin Peanut in children. As part of our Phase III program development, we initiated the Peanut EPIT Efficacy and Safety Study, or PEPITES, a pivotal Phase III trial, in December 2015. PEPITES was designed to evaluate the safety and efficacy of Viaskin Peanut 250 µg in 356 peanut allergic patients four to 11 years of age. In August 2016, we launched the REAL Life Use and Safety of EPIT (REALISE) study, which was designed to evaluate the use and safety of Viaskin Peanut 250 µg in routine clinical practice in 393 peanut allergic patients four to 11 years of age. In August 2017, we initiated the EPIT in Toddlers with Peanut Allergy, or EPITOPE, a Phase III clinical trial assessing the safety and efficacy of Viaskin Peanut for the treatment of peanut allergic patients one to three years of age.

In October 2017, we announced topline results from PEPITES, in which we observed a statistically significant response with a favorable tolerability profile, with 35.3% of patients responding to Viaskin Peanut 250 µg after 12 months of treatment as compared to 13.6% of patients in the placebo arm (difference in response rates = 21.7%; p=0.00001; 95% CI = 12.4% - 29.8%). However, the primary endpoint, which evaluates the 95% confidence interval, or CI, in the difference in response rates between the active and placebo arms, did not reach the 15% lower bound of the CI that was proposed in the trial’s Statistical Analysis Plan submitted to the FDA.

In November 2017, we announced topline safety results from REALISE and that the trial met its primary objective. In the trial, we observed that Viaskin Peanut was well-tolerated with no new or unexpected adverse events. A favorable safety and tolerability profile was observed, which was comparable with outcomes from previous studies of Viaskin Peanut 250 µg.

The results from PEPITES and REALISE will form the basis for our planned regulatory submissions in the United States, Europe and other countries for the use of Viaskin Peanut in peanut allergic patients four to 11 years of age.

In February 2018, we announced that the FDA agreed that the available efficacy and safety data for Viaskin Peanut supports the submission of a Biologics License Application, or a BLA, for the treatment of peanut allergy in children four to 11 years of age. The FDA provided written responses to the clinical pre-BLA meeting package we submitted. These responses reflect agreement on the content of the clinical module of the BLA for Viaskin Peanut; however, FDA agreement on the content of the BLA clinical module does not assure that the BLA will be approved and that we will not be required to conduct additional clinical trials of Viaskin Peanut. We are planning to submit our BLA for Viaskin Peanut in the second half of 2018, and our European Marketing Authorization Application to the European Medicines Agency in the end of 2018 or the first quarter of 2019.

We are developing our second product candidate, Viaskin Milk, for the treatment of cow’s milk protein allergy, or CMPA, in children two to 17 years of age, which received fast track designation from the FDA in September 2016. In November 2014, we initiated a multi-center, double-blind, placebo-controlled, randomized Phase I/II dose-finding trial to study the safety and efficacy of Viaskin Milk in 198 patients with Immunoglobulin E, or IgE, mediated CMPA, which we refer to as the Milk Efficacy and Safety, or MILES, trial. The MILES (Milk Efficacy and Safety) study was designed to determine a safe and effective dose in two age groups: children ages two to 11 and adolescents ages 12 to 17. In June 2015, we announced completion of Part A of the MILES study, or Phase I, for which the DSMB recommended to continue the study as planned and did not raise any safety concerns, and we launched Part B, or Phase II, in October 2015.

In February 2018, we announced preliminary results from Part B of the MILES study. Following analyses of the data, the 300 µg dose of Viaskin Milk was identified as the dose with the greatest observed clinical activity for children (intent-to-treat, or ITT, p=0.042). We believe these preliminary results support further advancement of the Viaskin Milk program, and intend to discuss findings with regulatory authorities to determine the design of future studies.

In February 2015, we announced the development of our third product candidate, Viaskin Egg, for the treatment of patients suffering from hen’s egg allergy. Preclinical development for Viaskin Egg commenced in the first half of 2015 and is currently ongoing.

In addition to our development programs in food allergies, we are exploring the use of our Viaskin technology for the treatment of inflammatory and autoimmune diseases with high unmet medical need. Human proof-of-concept trials are ongoing with Viaskin in EoE and as a booster vaccination against Bordetella pertussis (whooping cough) in healthy adults. Our other earlier stage research programs include vaccination for respiratory syncytial virus, as well as potential treatments for Crohn’s disease, hemophilia A, celiac disease and type I diabetes.

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

We intend to commercialize our food allergy product candidates, if approved, independently in North America and certain European countries. In June 2016, we signed a lease for a commercial facility in Summit, New Jersey, which is intended to support the launch and commercialization of Viaskin Peanut in North America, if the appropriate regulatory approvals are received.

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

Our Strategy

Our goal is to become the leading global biopharmaceutical company focused on discovering, developing, manufacturing and commercializing treatments for severe allergies. Key elements of our strategy are:

•

Rapidly Seek Marketing Approval for Viaskin Peanut— Our Phase III development program for Viaskin Peanut in peanut allergic children ages four to 11 has been completed. In December 2015, we initiated PEPITES, a pivotal efficacy and safety Phase III trial in peanut allergic children four to 11 years of age. In November 2016, we initiated REALISE, a Phase III safety trial in peanut allergic children four to 11 years of age. We reported results from the PEPITES and REALISE trials in October and November 2017, respectively. We are also exploring additional marketing indications for Viaskin Peanut in other patient populations as part of our clinical development strategy, and have an ongoing Phase III trial in children one to three years of age, called EPITOPE. In order to potentially expedite development of Viaskin Peanut, we have pursued and obtained both fast track and breakthrough therapy designations from the FDA for Viaskin Peanut. We intend to submit a BLA in the second half of 2018 and seek marketing approval for Viaskin Peanut for the treatment of children four to 11 years of age suffering from peanut allergy.

•	Advance the Development of Our Viaskin Technology Platform into Other Areas of Unmet Medical Need in Food Allergies—We are advancing the clinical development of Viaskin Milk to address IgE mediated CMPA, which is frequently the first food allergy that appears in early childhood and affects approximately 2% to 3% of the population in developed countries. We initiated MILES in November 2014, and reported preliminary results in February 2018. We obtained fast track designation from the FDA for Viaskin Milk in September 2016 for the treatment of CMPA in children two to 17 years of age. Preclinical development for Viaskin Egg began in the first half of 2015 and is currently ongoing.

•	Become a Fully Integrated Biopharmaceutical Company Focused on the Commercialization of our Viaskin Food Allergies Product Candidates in the United States and Other Major Markets—We are utilizing our team’s unique expertise and knowledge in food allergies to rapidly advance clinical development and approval of our product candidates. In anticipation of commercial launches, we continue to enhance our manufacturing and commercial production capabilities. Given the limited number and targeted nature of the prescribers in our target markets, we currently intend to launch and commercialize our food allergies product candidates with our own specialty sales force.

•	Maximize the Value of our Innovative Viaskin Technology Platform by Building a Broad Immunotherapy Product Pipeline—We are leveraging our expertise in skin immunology science and believe that our Viaskin technology platform has the potential to support significant product opportunities beyond treatments for food allergies. To support our pipeline innovation strategy, we have commenced a number of proof-of-concept trials in the field of inflammatory and autoimmune diseases, including an investigator-sponsored study at the Children’s Hospital of Philadelphia, or CHOP, in EoE, an inflammatory disease of the esophagus, with results expected in the first half of 2018. In collaboration with the Geneva University Hospitals, or HUG, and BioNet-Asia Co. Ltd., or BioNet, we are also conducting a Phase I trial of Viaskin rPT for booster vaccination against pertussis, our first human proof-of-concept trial in the field of boosting vaccination. We have also advanced a number of pre-clinical indications, which could enable us to broaden our product pipeline, including the development of applications in Crohn’s disease, hemophilia A, as well as other early stage research opportunities and collaborations. We expect to selectively collaborate with leading pharmaceutical and biotechnology companies that have deep clinical expertise or extensive commercial infrastructure in other therapeutic areas of interest to us, in order to accelerate product candidate development and maximize shareholder value.

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

Food and Pediatric Allergies are a High Unmet Clinical Need

According to a paper published by the AAAAI, approximately 3% to 5% of Americans suffer from food allergies, with a number of recent studies suggesting that nearly six million or approximately 8% of children have some type of food allergy. Food allergies, in particular, can lead to extremely dangerous reactions and often lead to anaphylactic shock. According to a paper published in the Immunology and Allergy Clinics of North America, food, mainly peanut allergies, are responsible for 150 to 200 deaths every year in the United States. The U.S. Centers for Disease Control and Prevention reported that food allergies result in more than 300,000 ambulatory-care visits per year among children under the age of 18. Every three minutes a food allergy reaction sends someone to the emergency department, which is about 200,000 emergency department visits per year, and every six minutes the reaction is one of anaphylaxis. A recent U.S. study indicates an increase of 350% in the number of hospitalizations of children below age 18 for diagnosis of a food allergy for the period from 2004 to 2006 as compared to the period from 1998 to 2000. According to a paper published in the Immunology and Allergy Clinics of North America, the majority of fatal anaphylactic reactions in patients are caused by peanut allergy.

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

In December 2016, the National Institute of Allergy and Infectious Diseases, or NIAID, a division of the National Institutes of Health, released updated clinical guidelines to aid health care providers in early introduction of peanut-containing foods to infants with the goal of possibly preventing the development of peanut allergy in patients at high-risk of developing peanut allergy. The new Addendum Guidelines for the Prevention of Peanut Allergy supplement the “Guidelines for the Diagnosis and Management of Food Allergy in the United States,” which were previously introduced by NIAID in December 2010. Development of the Addendum Guidelines was prompted by emerging data suggesting that peanut allergy may be prevented by early introduction of peanut-containing foods. However, the latest findings are part of a complicated and evolving global allergy landscape, and early introduction of peanut-containing foods is an effort to prevent, rather than treat, peanut allergy. The Addendum Guidelines categorize children by risk of developing a peanut allergy. The Addendum Guidelines recommend that high-risk infants that have already been diagnosed with severe eczema, egg allergy or both should have peanut-containing foods introduced into the diet as early as four to six months of age to reduce the risk of developing peanut allergy. Further, the Addendum Guidelines suggest that infants with mild to moderate eczema may have peanut-containing foods introduced into their diets around six months of age to reduce the risk of developing peanut allergy, and low-risk infants without eczema or any food allergy may introduce peanut-containing foods freely into their diets. The Addendum Guidelines recommend that high-risk infants have an evaluation by an allergy specialist, and that patients diagnosed with a peanut allergy should not be introduced to peanut-containing foods due to the risk of anaphylactic reactions and death. It is uncertain what effect the Addendum Guidelines will have on the development of peanut allergy in children or if it will decrease the prevalence of peanut allergy in the United States.

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

Viaskin—The First Epicutaneous Immunotherapy Product Candidate

Three important characteristics of our Viaskin technology platform contribute to its potential safety and efficacy:

•	The Viaskin patch contains the antigen in dry form, which allows it to retain its chemical properties optimally.

•	The Viaskin patch creates a condensation chamber with the skin. This increases the hydration of the skin and solubilizes the antigen, which allows it to penetrate the upper layers of the epidermis. Here, the antigen is close to tolerogenic, antigen-presenting cells in the body called the Langerhans cells.

•	The Viaskin patch delivers the antigen directly to the Langerhans cells, but not into the bloodstream, thereby aiming to avoid systemic allergic reactions. This mechanism of action leads to the potential safety of Viaskin, which has been observed in multiple clinical trials in over 1,000 patients.

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

Our Product Candidates

Our lead product candidate, Viaskin Peanut, is being developed for the treatment of peanut allergy in children, adolescents and adults. We completed a Phase III development program for Viaskin Peanut 250 µg in peanut allergic children four to 11 years of age. In December 2015, we initiated PEPITES, a randomized, placebo-controlled pivotal Phase III trial investigating the safety and efficacy of Viaskin Peanut 250 µg in 356 patients after 12 months of treatment. In November 2016, we initiated REALISE, a Phase III trial designed to generate safety data after six months of blinded treatment, as well as to evaluate the use of Viaskin Peanut 250 µg in routine clinical practice. Patients in PEPITES were eligible to enroll in PEOPLE (Open-Label Follow-Up Study of the PEPITES Study to Evaluate the Long-term Efficacy and Safety of Viaskin Peanut), a long-term, open label extension study of Viaskin Peanut 250 µg. In the PEOPLE study, patients who were randomized and received active treatment during PEPITES will receive Viaskin Peanut 250 µg for two additional years, while patients who received placebo during PEPITES will be treated with Viaskin Peanut 250 µg for three years. We announced the topline results from PEPITES and REALISE in October and November 2017, respectively. The results from PEPITES and REALISE will form the basis for our planned regulatory submissions in the United States, Europe and other countries for the use of Viaskin Peanut in this patient population. In February 2018, we announced that the FDA agreed that the available efficacy and safety data for Viaskin Peanut supports the submission of a BLA for the treatment of peanut allergy in children four to 11 years of age. We are planning to submit our BLA for Viaskin Peanut in the second half of 2018.

Our second product candidate, Viaskin Milk, is being developed for children and adolescents for the treatment of IgE mediated CMPA. Proof-of-concept data from a pilot clinical trial of Viaskin Milk was published in JACI in 2010. In November 2014, we initiated our 198-subject, multi-center, double-blind, placebo-controlled, randomized Phase I/II dose-finding MILES clinical trial evaluating the safety and efficacy of Viaskin Milk in children two to 11 years of age and adolescents 12 to 17 years of age with IgE mediated CMPA. Completion of Part A (Phase I) occurred in June 2015. In February 2018, we reported preliminary results from this dose-finding trial. Following analyses of the data, the 300 µg dose was identified as the dose with the greatest observed clinical activity for children (ITT, p=0.042). We believe these preliminary results support further advancement of the Viaskin Milk program, and intend to discuss findings with regulatory authorities to determine the design of future studies.

We are also developing a third product candidate, Viaskin Egg, for the treatment of hen’s egg allergy. In the first half of 2015, we began pre-clinical work for this product candidate with the goal of initiating a clinical program if these studies are successful. Preclinical development is currently ongoing.

To support our pipeline innovation strategy, we have commenced a number of proof-of-concept trials in the field of inflammatory and autoimmune diseases. In November 2015, Dr. Jonathan Spergel from CHOP initiated an investigator-sponsored multi-center, double-blind, placebo-controlled, randomized trial to assess the safety and efficacy of Viaskin Milk in pediatric patient populations with milk-induced EoE. We expect CHOP to announce results from this 20-patient trial in the first half of 2018. We also initiated our first human proof-of-concept trial in the field of boosting vaccination in September 2016 in collaboration with HUG and BioNet. We, in collaboration with HUG and BioNet, designed a Phase I trial to study the ability of Viaskin rPT in the reactivation of immunity against Bordetella pertussis in 60 healthy adults. The primary endpoint of the study was the incidence of treatment-emergent adverse events related to the application of Viaskin rPT and the secondary objectives assessed humoral responses compared to placebo In November 2016, we announced the completion of dosing in the first cohort and the DSMB recommendation that the study continue with dosing in the second patient cohort. We announced the results of this trial in March 2017. After further analysis of the data, limitations in study design and protocol were observed. In collaboration with HUG and BioNet, we are continuing to review preliminary study data, and are evaluating if we will explore further development pathways, including the optimization of Viaskin rPT.

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

Phase III Clinical Program Ages Four to 11 — PEPITES and REALISE

PEPITES (Peanut EPIT Efficacy and Safety Study)

In December 2015, we initiated a pivotal Phase III trial designed to evaluate the safety and efficacy of Viaskin Peanut 250 µg in children four to 11 years of age suffering from peanut allergy. PEPITES was a global, randomized 2:1, double-blind, placebo-controlled Phase III trial, in which pediatric peanut allergic patients were treated with Viaskin Peanut 250 µg or placebo for 12 months. During the trial, patients’ sensitivity to peanut protein was assessed using a double-blind, placebo controlled food challenge, or DBPCFC, at baseline. The DBPCFC was halted once the subject exhibited an objective symptom, as described on a pre-specified scale, thus establishing a subject’s peanut reactivity level, which is labeled as the patient’s eliciting dose, or ED. As in VIPES, patients received a daily application of Viaskin Peanut or placebo over a 12-month treatment period. Each patch was to be applied for 24 hours on the patient’s back.

PEPITES randomized 356 patients in 31 centers across North America, including Canada and the United States, Europe and Australia. We established baseline peanut tolerance levels by measuring the peanut eliciting dose at which patients began to exhibit allergy symptoms, thus establishing the reactive baseline dose. The median baseline reactive dose in PEPITES was 100 mg. The distribution of patients’ baseline reactive dose is summarized in the graph below.

Both the FDA and the EMA agreed to a combined primary endpoint based on a responder analysis after 12 months of treatment. For patients with a baseline peanut protein ED equal to or less than 10 mg, a responder was defined as a patient with a peanut protein ED equal to or greater than 300 mg of peanut protein after 12 months of treatment. For patients with a baseline ED greater than 10 mg, a responder was defined as a patient with a peanut protein eliciting dose equal to or greater than 1,000 mg of peanut protein after 12 months of treatment. Secondary endpoints included the change from baseline of mean and median cumulative reactive dose of peanut protein, or CRD, which is used to establish the total quantity of peanut protein consumed during the DBPCFC. Serological markers were also measured at baseline, three, six and 12 months in order to characterize the immunological changes observed in patients.

Results of PEPITES Trial

In October 2017, we announced topline results from PEPITES, in which we observed a statistically significant response with a favorable tolerability profile, with 35.3% of patients responding to Viaskin Peanut 250 µg after 12 months of treatment as compared to 13.6% of patients in the placebo arm (difference in response rates = 21.7%; p=0.00001; 95% CI = 12.4% - 29.8%). However, the primary endpoint, which evaluates the 95% CI in the difference in response rates between the active and placebo arms, did not reach the 15% lower bound of the CI that was proposed in the study’s Statistical Analysis Plan submitted to the FDA. We presented these topline results at the 2018 AAAAI/WAO Joint Congress in Orlando, Florida in March 2018.

With respect to CRD, a key secondary endpoint which measures threshold reactivity during the DBPCFC, we observed that at month 12, patients treated with Viaskin Peanut 250 µg and placebo reached a mean CRD of 906 mg (median 444 mg) and 361 mg (median 144 mg) of peanut protein, respectively. Mean CRD at baseline was approximately 210 mg (median 144 mg) in both groups. This increase from baseline with Viaskin Peanut 250 µg was statistically significant compared to placebo (p<0.001).

Immunological responses were observed to be robust with Viaskin Peanut 250 µg. The observed increase in PS-IgE levels was significantly higher in the Viaskin Peanut 250 µg group compared to placebo at Month 3 (p<0.0001) and Month 6 (p<0.0001). At Month 12, in both treatment groups, there was almost no observed change compared to baseline (p=0.0421). The change in PS-IgG4 increased over time in the Viaskin Peanut 250 µg group, while no change was observed in the placebo group [Figure 1].

Figure 1: PEPITES Immunological Responses

No imbalance in serious adverse events, or SAEs, was observed among the treatment and placebo groups in the clinical trial, with 12 SAEs in ten patients in the active arm (4.2%), and six cases in six patients in the placebo arm (5.1%). Four of these cases were in three patients in the active arm (1.3%), and were qualified by the investigator as possibly related to treatment. None of these cases were qualified as severe anaphylaxis, and all patients responded to standard outpatient therapy. The most commonly reported adverse events were application site reactions, which were mostly mild and moderate in nature. In the 12-month treatment period, the discontinuation rate was 10.1%, which was evenly-balanced between the active and placebo arms, with a 1.1% dropout due to treatment emergent adverse events. The mean patient compliance was above 95% in the trial.

Following the completion of PEPITES, all patients were eligible to enroll in PEOPLE (Open-Label Follow-Up Study of the PEPITES Study to Evaluate the Long-term Efficacy and Safety of Viaskin Peanut), a long-term, open-label extension study of Viaskin Peanut 250 µg in children. In the PEOPLE study, patients who were randomized and received active treatment during PEPITES will receive Viaskin Peanut 250 µg for two additional years, while patients who previously received placebo during PEPITES will be treated with Viaskin Peanut 250 µg for three years. In August 2017, we announced the completion of enrollment of the PEOPLE study, with 94% of patients who completed PEPITES opting to enroll in this follow-up study.

REALISE (REAL Life Use and Safety of EPIT)

In November 2016, we initiated a Phase III trial in peanut allergic children four to 11 years of age designed to assess the use and safety of Viaskin Peanut 250 µg in routine clinical practice. REALISE is a multicenter, randomized 3:1, double-blind, placebo-controlled Phase III trial, in which pediatric peanut allergic patients were treated with Viaskin Peanut 250 µg or placebo for six months. Treatment course with Viaskin Peanut consists of a daily application of the patch on the backs of the patients.

No DBPCFCs were required for entry or during the trial. Patients in the study were selected based on a well-documented medical history of IgE-mediated reactions to peanut, including children with a history of severe anaphylaxis. The primary endpoint of the study is safety as measured by adverse events, treatment-emergent adverse events and serious adverse events after six months of blinded treatment. Secondary endpoints include evolution of peanut-specific serological markers over time, including IgE, immunoglobulin G and skin prick test wheal. Exploratory criteria will also include scores from patients’ Food Allergy Quality of Life Questionnaire, or FAQLQ, and the Food Allergy Independent Measure, FAIM.

In March 2017, we announced the completion of enrollment in REALISE, which randomized 393 patients in 32 centers across North America.

After the initial blinded six-month period, 97.5% of patients in both the placebo and active arms opted into an open-label portion of the study, which will continue monitoring patients for a total of 36 months of active treatment.

Results of REALISE Trial

Results from this trial were comparable with outcomes from previous studies of Viaskin Peanut 250 µg. The most commonly reported adverse events were local application site reactions, which were mostly mild and moderate in nature. No imbalance in SAEs was observed in the trial, with three cases in three patients in the active arm (1.0%) and two cases in two patients in the placebo arm (2.0%). One case in one patient in the active arm was qualified by the investigator as moderate anaphylaxis probably related to treatment. The patient responded to standard outpatient therapy. In the six-month blinded period, the discontinuation rate was 2.5%, with a 1.0% dropout related to adverse events. The mean patient compliance was above 95%.

Phase III Clinical Trial Ages One to Three—EPITOPE

EPITOPE (EPIT in Toddlers with Peanut Allergy)

In August 2017, we initiated EPITOPE, a two-part, pivotal, double-blind, placebo-controlled Phase III trial designed to evaluate the safety and efficacy of Viaskin Peanut in children one to three years of age suffering from peanut allergy. Part A of the trial will assess the safety of two doses of Viaskin Peanut, 100 µg and 250 µg, in approximately 50 patients for three months. Based on the results from Part A, the maximum-tolerated dose will be studied in Part B, which is expected to enroll approximately 281 additional patients to evaluate the safety and efficacy of the identified dose versus placebo for 12 months.

The primary efficacy endpoint of the trial is based on a responder analysis after 12 months of treatment of Viaskin Peanut. For patients with a baseline peanut protein ED equal to or less than 10 mg, a responder is defined as a patient with a peanut protein ED equal to or greater than 300 mg of peanut protein after 12 months of treatment. For patients with a baseline ED greater than 10 mg, a responder is defined as a patient with a peanut protein eliciting dose equal to or greater than 1,000 mg of peanut protein after 12 months of treatment. We expect to commence enrollment of patients in Part B of the trial in the second half of 2018.

Phase IIb Clinical Trials—VIPES and OLFUS-VIPES

VIPES (Viaskin Peanut’s Efficacy and Safety)

In August 2012, we initiated VIPES, a double-blind, placebo-controlled, multi-center Phase IIb clinical trial of Viaskin Peanut in 221 peanut allergic patients with a well-documented medical history of systemic reactions after ingestion of peanut. Patients completed their last food challenge visits after twelve months of treatment.

The VIPES trial was a multi-center clinical trial conducted at 22 sites in North America and Europe. In the trial, 221 peanut allergic patients were randomized into four treatment arms to evaluate three doses of Viaskin Peanut, specifically 50 µg, 100 µg and 250 µg peanut protein, compared to placebo. The trial was prospectively organized across the three dose levels with two patient strata, composed of three different patient age groups: children (113 patients, ages six to 11) for the first stratum and adolescents (73 patients, ages 12 to 17) plus adults (35 patients, ages 18 to 55) for the other stratum. Each patient underwent two DBPCFCs: one at initial screening and one at 12 months after initiation of treatment. The challenge was halted once the subject exhibited an objective symptom, thus establishing a subject’s ED. Patients in VIPES received a daily application of the Viaskin Peanut patch over a 12-month treatment period. Each patch was applied for 24 hours, either on the upper arm for adults (ages 18 to 55) and adolescents (ages 12 to 17) or on the back of children (ages six to 11).

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

The primary efficacy endpoint was met with Viaskin 250 µg, with 50.0% responders vs 25.0% with placebo, p=0.01 [Figure 2]. Moreover, children in the Viaskin 250 µg arm (six-11 years) exhibited 53.6% responders vs 19.4% for placebo, p=0.008 [Figure 3]. In children, the mean CRD showed a Viaskin Peanut dose-dependent response, with a change from baseline of +61 mg, +471 mg, +570 mg and +1121 mg for the placebo, 50 µg, 100 µg, and 250 µg arms, respectively [Figure 4]. Children’s immunological responses were observed to be robust. In the Viaskin 250 µg arm, peanut-specific IgE exhibited a median increase ≥ 50 kUA/L at 3 months and decreased back to baseline at 12 months; median peanut-specific IgG4 at 12 months increased in a dose-dependent fashion: 1.3, 5.5-, 7.2- and 19.1-fold for each dose arm, respectively [Figure 5].

We are conducting additional analyses on the adolescents and adults age stratum. Due to a high placebo response rate, we believe these results need to be investigated further before determining our Viaskin Peanut development path in these patient populations [Figure 6]. We intend to refine our development strategy for both peanut allergic adolescents and adults in the next 12 months.

Patient compliance with daily Viaskin Peanut application was above 97%. The safety profile was confirmed across all active arms with no serious treatment-related adverse events reported or use of epinephrine related to treatment. Three separate Data Safety Monitoring Board, or DSMB, meetings concluded that VIPES did not have any safety concerns. In the trial, there were 20 SAEs, but none related to study drug. Of the 20 Serious Adverse Events, or SAEs, in VIPES, 14 were anaphylaxes during the DBPCFC, three were moderate anaphylaxes after accidental consumption of peanut containing foods outside of clinical trial site, one was a reaction to fish consumption, one respiratory distress case and one psychiatric case. The trial drop-out rate was 6.3%, or 14 patients, which was below the 15% rate initially anticipated. Two of the 14 drop-outs were related to the study drug due to dermatitis, one was due to uncontrolled asthma not related to treatment and the remaining 11 patients were drop-outs due to non-compliance, lost to follow-up or consent withdrawals. Furthermore, local cutaneous reactions, mostly mild and moderate, were observed in the majority of the active groups.

The following figures summarize these results.

Figure 2: Summary of VIPES Responders

Figure 3: Summary of VIPES Responders: Children

Figure 4: Summary of CRD Changes from Baseline in Children

Figure 5: Summary of Immunological Responses in Children

Figure 6: Summary of VIPES Responders: Adolescents and Adults

OLFUS-VIPES (Open-Label Follow-Up Study)

In September 2013, we initiated an open-label follow-up Phase IIb clinical trial called OLFUS-VIPES to assess the long-term efficacy and safety of Viaskin Peanut in patients with peanut allergy. OLFUS-VIPES is an extension trial for patients who completed the VIPES double-blind, placebo-controlled clinical trial, during which all patients were under active treatment with Viaskin Peanut 250 µg. OLFUS-VIPES includes 171 patients at 21 sites in North America and Europe, representing 83% of the patients who completed 12 months of therapy in the VIPES trial. The objective of this trial was to assess the efficacy and safety of Viaskin Peanut after up to 36 months of epicutaneous immunotherapy in peanut allergic patients, as well as sustained unresponsiveness of patients to peanut protein after cessation of treatment.

Results of OLFUS-VIPES Trial

In October 2016, we announced topline results for OLFUS-VIPES, which evaluated the long-term efficacy and safety of Viaskin Peanut for the treatment of peanut allergic children. The response rate in children (ages six to 11 at entry in VIPES) treated with the 250 µg dose for 36 months was observed to be long-lasting. In this dose cohort, 83% of children were observed to continue responding to treatment during the second year of OLFUS, up from 80% at month 12 of OLFUS and 57% at the OLFUS baseline. The average CRD for this treatment group progressed to 2,454 mg (1,440 mg median) of peanut protein at the completion of OLFUS, from 1,884 mg (1,440 mg median) at month 12 of OLFUS, from 1,068 mg (444 mg median) at the OLFUS baseline, and 84 mg (44 mg median) at baseline during VIPES entry [Figure 7]. Serological markers for this treatment group showed the strengthening of the immunological changes initially observed in VIPES. After 36 months, a median 36.5% decrease from the VIPES baseline value in peanut-specific IgE was observed, while the high median levels IgG4 were maintained at a 473% increase from the VIPES baseline [Figure 8]. Detailed study results were presented at the 2017 AAAAI meeting in Atlanta, Georgia by Dr. Wayne Shreffler during an oral presentation titled, “Efficacy and Safety of Long-Term Epicutaneous Immunotherapy (EPIT) Treatment of Peanut Allergy with Viaskin® Peanut: Results of the Two-Year Extension of the VIPES Phase IIb Clinical Trial.”

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

Figure 7: Summary of Responders in OLFUS-VIPES — Children Treated for 36 Months with Viaskin 250 µg

Figure 8: OLFUS-VIPES Serological Evolution in Children Treated for 36 Months with Viaskin 250 µg

Phase Ib Clinical Trial

In July 2010, we initiated our first clinical trial of Viaskin Peanut in the United States, which was a Phase Ib trial to evaluate the safety and tolerability of repeated epicutaneous administration of Viaskin Peanut in patients allergic to peanuts. Results from this trial were published in February 2016 in JACI. In the trial, which was conducted at five leading centers in the United States, 100 patients (initially adults, followed by adolescents and then children) allergic to peanuts, including 70 with a non-severe allergy and 30 with a severe allergy, were randomized and treated for two weeks with 20 µg to 500 µg of Viaskin Peanut or with placebo. Patients with a history of severe anaphylactic reactions could be enrolled only after assessment of the safety of Viaskin Peanut in patients with historical non-severe anaphylaxis. The primary endpoint of this clinical trial was safety, with the primary safety parameters of adverse events, physical examinations, vital signs, lab values, allergic reactions, any skin reactions, local or distant, echo-cardiogram, and Peak Expiratory Flow and spirometry (FEV1). Secondary endpoints included the proportion of patients that experience systemic reactions such as urticaria, asthma and acute dyspnea, change in blood pressure, and digestive symptoms such as vomiting and diarrhea associated with Viaskin Peanut treatment versus placebo, the proportion of patients requiring treatment for systemic reactions related to Viaskin Peanut treatment or placebo, and overall adherence to the clinical trial treatment.

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

CoFAR6 (Consortium for Food Allergy Research 6)

In October 2013, CoFAR launched a multi-center, randomized, double-blind, placebo-controlled trial to evaluate Viaskin Peanut in children and adults allergic to peanuts. This trial is sponsored and funded by the NIAID and coordinated by Stacie M. Jones, MD, Professor of Pediatrics, University of Arkansas for Medical Sciences, Arkansas Children’s Hospital, Little Rock, Arkansas. The trial is being conducted in five hospitals in the United States and includes 75 patients; 54 children four to 11 years of age and 21 adolescents and adults 12 to 25 years of age. In CoFAR6, patients were randomized 1:1:1 to two doses of Viaskin Peanut (100 µg and 250 µg) or placebo. The primary outcome measure was the percent of patients desensitized to peanut protein during the peanut protein oral food challenge, or OFC, at week 52. Responders were characterized as patients who successfully passed a 5044 mg OFC or who successfully consumed a dose ten times greater as compared to baseline.

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

In June 2013, AP-HP reported the results from the initial six-month double-blind placebo-controlled phase of the trial and for the first 12 months of the open-label follow-up phase. In the active group (28 patients), six-, 12- and 18-month data showed 7.4%, 20% and 40% of patients, respectively, consuming at least 10 times more peanut protein than tolerated at the beginning of the trial (versus 7.7% in the placebo arm before the crossover to Viaskin Peanut at month six, then 13% and 19% respectively after the crossover). Net trends of a specific sub-analysis of 19 adolescents (age 12 to 17) showed that despite a positive serological response of IgE, no adolescents qualified as responders at six, 12 and 18 months. In an analysis of 35 children (age five to 11), we observed not only a positive serological response of IgE, but also that an immunological response is characteristic of an acquisition of tolerance leading to a continuous and progressive number of responders. For the children subgroup, six-, 12- and 18- month data showed 12.5%, 33.3% and 66.7% of patients, respectively, consuming at least 10 times more peanut protein than at the beginning of the trial (versus 10.5% in the placebo arm before the crossover to Viaskin Peanut at month six, then 16.7% and 23.5%, respectively, after the crossover). Viaskin Peanut also showed significant immunological changes (secondary efficacy endpoints) in the overall population, with clear-cut results in children. In treated children, peanut-specific IgE were increased by more than two-fold at 6-month, before decreasing and approaching toward initial levels at 18-month, while peanut-specific IgG4 (immunoglobulin G4) increased by more than eight-fold over 18-month of treatment.

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

MILES (MILk Efficacy and Safety)

Our product candidate for the treatment of CMPA, Viaskin Milk, received fast track designation from the FDA in September 2016. In November 2014, we initiated our MILES trial, a multi-center, double-blind, placebo-controlled, randomized Phase I/II trial to was designed to determine a safe and effective dose in two age groups: children ages two to 11 and adolescents ages 12 to 17, and study the safety and efficacy of Viaskin Milk in patients suffering from IgE mediated CMPA. This trial was conducted in select United States and Canadian clinical centers. In the study, 198 patients (18 patients in Part A and 180 patients in Part B) were randomized for treatment at 17 sites.

In November 2016, we announced the completion of enrollment for Part B of the MILES study, or Phase II. Part B was designed to evaluate the safety and efficacy of three doses of Viaskin Milk (150 µg, 300 µg, 500 µg) compared to placebo for 12 months. The primary efficacy endpoint was the percentage of patients who are treatment responders after 12 months, defined as patients who meet at least one of the following criteria: (1) a 10-fold or greater increase in CRD of cow’s milk proteins at month 12 of the food challenge as compared to baseline value in addition to reaching tolerance to at least 144 mg of cow’s milk protein (approximately 4.5 mL of milk) or (2) a CRD of cow’s milk proteins greater than or equal to 1,444 mg (approximately 45 mL of milk) at month 12 of the food challenge. Secondary efficacy endpoints included, among others, the percentage of patients who are treatment responders at month 24, the mean and median CRD of cow’s milk proteins at months 12 and 24 as well as the change in CRD from baseline.

Results of MILES

In June 2015, we announced results for Part A of MILES, which is equivalent to Phase I, which evaluated the safety of repeated daily applications of three escalating dose-levels of Viaskin Milk (150 µg, 300 µg and 500 µg cow’s milk protein) versus placebo during three weeks in 18 patients. The DSMB for the study recommended that the study continue and expressed no safety concerns after evaluating the Part A safety data of patients treated with the three doses of Viaskin Milk.

In February 2018, we announced preliminary results from Part B, or Phase II, of a Phase I/II study evaluating the efficacy and safety of three dose regimens of Viaskin Milk (150 µg, 300 µg, 500 µg) in 198 patients for the treatment of IgE-mediated cow’s milk protein allergy, or CMPA. Following analyses of the data, the 300 µg dose was identified as the dose with the greatest observed clinical activity for children (ITT, p=0.042). We believe these preliminary results support further advancement of the Viaskin Milk program, and intend to discuss findings with regulatory authorities to determine the design of future studies.

The overall patient population treated according to the protocol (per-protocol analysis population) was also scientifically relevant for this dose-finding study, and the response rate that we observed with the 300 µg dose was significantly greater than placebo (p=0.027), which was consistent with ITT statistical trends. Analysis of the data showed a statistically significant response in the 300 µg arm in the two to 11 age group (ITT, p=0.042), which was identified as the prioritized population for future studies. A significant increase in CRD versus baseline as measured by changes in the month 12 DBPCFC was observed in children treated with the 300 µg dose as compared to placebo (ITT, p=0.045). The response rate and CRD for the ITT population is summarized in the table below:

Summary of Response Rate and Cumulative Reactive Dose (CRD), ITT

	Placebo	Viaskin Milk 150 µg	Viaskin Milk 300 µg	Viaskin Milk 500 µg
Overall	n=53	n=49	n=49	n=47
Responder Rate	30.2%	36.7%	49.0%	36.2%
Mean Change in CRD	555.5	745.1	1,201.0*	723.0
Children	n=40	n=38	n=38	n=36
Responder Rate	32.5%	35.2%	57.9%**	38.9%
Mean Change in CRD	565.6	624.6	1,322.4*	839.8
Adolescents	n=13	n=11	n=11	n=11
Responder Rate	23.1%	45.5%	18.2%	27.3%
Mean Change in CRD	525.4	1,150.3	715.6	364.0

*	Geometric Mean P-values for CRD, Overall: 0.008, Children: 0.045, **p=0.042

Viaskin Milk was reported to be well-tolerated across all doses with no treatment-related SAEs. The most commonly reported adverse events were mild and moderate application site reactions. Overall, the discontinuation rate was 4.5%, with a 1.5% dropout rate due to adverse events. Treatment adherence, as measured by mean patient compliance, was over 95% in all study groups.

Overall, 98.9% of patients completing month 12 of MILES opted to enroll in the open-label portion of the study and are currently being treated with Viaskin Milk 500 µg for up to 48 months. We will assess next steps on any potential protocol changes with regulatory authorities. Additional results from MILES are expected to be presented at upcoming medical meetings.

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

Other Potential Viaskin Technology Applications

We believe that our broadly applicable technology platform, know-how and deep understanding of EPIT positions us well to develop product candidates in areas of unmet medical need in immunotherapy. We currently expect to selectively conduct product development programs outside of our core expertise in food allergies, and will often seek to collaborate with companies or agencies that are experts in a particular field of interest. To date, we have signed several collaboration agreements to broaden the number of indications we are pursuing with our Viaskin technology platform, while also developing other potential product candidates independently. We do not expect to provide regular updates unless and until we elect to move forward with any of these product candidates in a meaningful way:

•	We are exploring the use of our technology platform in the development of diagnostic tools for food allergies. In May 2016, we announced our entry into an exclusive collaboration with Nestlé Health Science to develop MAG1C, a ready-to-use and standardized atopy patch test for the diagnosis of CMPA in infants and toddlers. Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally. We are eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, inclusive of an upfront payment of €10.0 million.

•	With CHOP, we are exploring the use of our technology platform in EoE. The SMILEE (Study of Efficacy and Safety of the Viaskin MILk in Milk-Induced Eosinophilic Esophagitis) trial is an ongoing trial, studying Viaskin Milk in the treatment of milk-induced EoE in children ages four to 17. The trial is being conducted by Dr. Jonathan Spergel at CHOP pursuant to an investigator-sponsored IND application that was accepted by the FDA in July 2015. Although we are providing assistance in the form of funding and trial supplies, this trial is being conducted by CHOP and supervised by Dr. Spergel.

•	With HUG and BioNet, we are developing Viaskin rPT, BioNet’s genetically-detoxified recombinant pertussis toxin administered by our Viaskin patches as a booster vaccine against pertussis. In September 2016, we initiated a proof-of-concept Phase I dose-escalation, randomized, double-blind, placebo-controlled safety and immunogenicity study of Viaskin rPT in 60 young healthy adults 18 to 40 years of age who have been vaccinated during childhood against pertussis. The primary endpoint of the trial was the incidence of treatment-emergent adverse events related to the application of Viaskin rPT, and the secondary objectives assessed humoral responses compared to placebo. In March 2017, we announced results from the trial assessing Viaskin rPT’s ability to boost immunity against pertussis by epicutaneously administering two doses of BioNet’s recombinant pertussis toxin. After further analysis of the data, limitations in study design and protocol were observed. In collaboration with HUG and BioNet, we are continuing to review preliminary study data, and are evaluating if we will explore further development pathways, including the optimization of Viaskin rPT.

•	With the Icahn School of Medicine at Mount Sinai, we are investigating the efficacy and mechanism of epicutaneous tolerance utilizing our Viaskin technology for the treatment of Crohn’s disease. In December 2015, preclinical data supporting Viaskin’s application in Crohn’s was presented at Crohn’s & Colitis Foundation of America Advances in Inflammatory Bowel Diseases, or AIBD, in Orlando, Florida. In May 2017, we presented preclinical data in inflammatory gastrointestinal diseases at Digestive Disease Week, or DDW.

•	With the Institut National de la Santé Et de la Recherche Médicale, or INSERM, we are developing a novel therapeutic strategy for hemophilia A with inhibitors. Data from this preclinical trial was presented during an oral presentation at the 2016 AAAAI meeting in Los Angeles, California.

In addition, we are continuing to explore other cellular mechanisms modulated by EPIT, such as biomarkers, in collaboration with Mount Sinai Hospital in the United States and Commissariat à l’Énergie Atomique et aux Énergies Alternatives, or CEA, in France. We believe that with improved knowledge about the evolution of immunological biomarkers and epigenetic modulation, we may be able to determine the level of patient response earlier during treatment, ensure follow-up and measure tolerance maintained once treatment is completed. At the 2016 EAACI meeting in Vienna, Austria, we presented initial findings from some of these collaborations, which suggest that proprietary biomarker modeling may be used to help monitor patient responses to Viaskin Peanut. Additional research is being performed to further strengthen the results of these early findings.

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

The term of a U.S. patent may be eligible for patent term extension under the Hatch-Waxman Act to account for at least some of the time the drug or device is under development and regulatory review. With regard to a drug or device for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of the term of one U.S. patent. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the drug or device. Some foreign jurisdictions have analogous patent term extension provisions that allow for extension of the term of a patent that covers a device approved by the applicable foreign regulatory agency. In the future, if and when our Viaskin electrostatic patch receives FDA approval, we expect to apply for a patent term extension on the patent that we believe will provide the best exclusivity position if extended.

Co-Ownership Agreement

AP-HP and Université de Paris-Descartes

In December 2008, we entered into an assignment, development and co-ownership agreement with AP-HP and Université Paris-Descartes, or UPD, by which we agreed to terms of co-ownership with AP-HP and UPD of certain U.S. and foreign patents and patent applications, referred to herein as the shared patents. We, and any licensees or sublicensees that we designate, have the exclusive right to commercial uses of the shared patents. AP-HP and UPD agreed to use the shared patents only for internal research purposes and not to license the shared patents to any third party. Upon commercialization of any product covered by the shared patents, which we expect would include our Viaskin product candidates, we will be obligated to pay AP-HP and UPD a percentage of net sales as a royalty. This royalty is in the low single digits and varies depending on the particular patent used in the product. Additionally, if we license any of the shared patents to a third party and a licensee commercializes products covered by such shared patents, we will be obligated to pay AP-HP and UPD a percentage in the low single digits of the money that we receive from our licensee.

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

To our knowledge, other pharmaceutical and biotechnology companies are also seeking to develop food allergy treatments, although many are in the discovery or preclinical stages. For example, Aimmune Therapeutics, Inc., or Aimmune, reported topline results from its Phase III trial evaluating the safety and efficacy of its OIT product candidate, AR101, in peanut allergic patients in February 2018. To our knowledge, the company uses a formulation of peanut flour for oral administration intended for oral desensitization to peanut. We are also aware of other companies that are working on recombinant peanut proteins capable of initiating an attenuated immune response of using subcutaneous administration. We are also aware that Sanofi S.A., or Sanofi, has entered into licensing agreements of discovery platforms in selected food allergies, notably with Immune Design Corp., and may pose a competitive risk to our products in the future. Aimmune also announced a clinical collaboration with Regeneron Pharmaceuticals, Inc. and Sanofi to study AR101 treatment with dupilumab in peanut allergic patients. AnaptysBio, Inc. announced that it is conducting a Phase IIa trial to evaluate the safety of its IL-33 inhibitor product candidate, ANB020, in severe adult peanut allergic patients and is planning to announce the topline results of this trial in the first quarter of 2018.

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

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee, which is adjusted on an annual basis. PDUFA also imposes an annual program fee for approved drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business.

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

There is no assurance that the FDA will ultimately approve a product for marketing in the United States and we may encounter significant difficulties or costs during the review process. If a product receives marketing approval, the approval may be significantly limited to specific populations, severities of allergies, and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the BLA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct post-market testing or clinical trials and surveillance to monitor the effects of approved products. For example, the FDA may require Phase IV testing which involves clinical trials designed to further assess the product’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve the BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

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

The FDA also may require post-approval testing, sometimes referred to as Phase IV testing, REMS and post-marketing surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

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

The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines and other civil or administrative penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, the exclusion from participation in federal and state healthcare programs or refusal to allow a firm to enter into supply contracts, including government contracts, integrity obligations and individual imprisonment. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

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

Similar to the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the European Union Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, a new Regulation No. 536/2014 on clinical trials on medicinal product candidates for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The new Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The new Regulation entered into force on June 16, 2014 but will not be applied before 2019 (its enactment will occur six months after the publication of a notice delivered by the European Commission on the European Union clinical trial portal and database, expected for 2019 according to the European Commission’s website). Until then the Clinical Trials Directive 2001/20/EC will still apply. In addition, the transitory provisions of the new Regulation offer the sponsors the possibility to choose between the requirements of the Directive and the Regulation for one year from the entry into application of the Regulation.

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

In France, for example, Directive No. 2001/20/EC has been transposed by Act No. 2004-806 of August 9, 2004 relative to the public health policy and Decree No. 2006-477, April 26, 2006, modifying the title of the Code of Public Health dedicated to biomedical research. This regulation replaces the notification procedure arising from the Huriet-Sérusclat Act of December 20, 1988. The Act of August 9, 2004 was notably amended by the Act of March 5, 2012 and by the ordinance of June 16, 2016, which mostly aims at (i) adapting the provisions relating to clinical research to the new European Regulation No. 536/2014, (ii) a better response coordination among Ethical Research Committees in charge of reviewing research agreements and (iii) harmonizing data protection provisions with the latest legislative developments (Jardé Act). The Jardé Act was inapplicable for a long time, and applicable since November 18, 2016, date of its enforcement decree.

Article L. 1121-4 of the Public Health Code, as amended by the Ordinance of June 16, 2016, establishes a system of prior authorization issued by the ANSM and/or of a favorable opinion of a competent Ethical Research Committee, depending on the type of clinical trial. Since the entry into force of the Jardé Act, the competent Ethical Research Committee is selected randomly by drawing lots (article L.1123-6 of the Public Health Code). On the basis of Article L. 1123-7 of the same code, the Ethical Research Committee shall deliver its opinion on the research’s conditions of validity, particularly with respect to participant protection, their information and how they collect informed consent, as well as the project’s general relevance, the satisfactory nature of the assessment of benefits and risks and the adequacy between the objectives pursued and the means implemented. The ANSM, after submission of the complete file containing not only information on the clinical protocol, but also specific product data and its quality control, as well as results of pre-clinical studies may inform the sponsor that it objects to the implementation of the research. The sponsor can then modify the contents of his research project and submit this amended or supplemented request to the ANSM. If the sponsor does not alter the content of its request, the request is considered rejected.

Under the terms of the Decree of April 26, 2006, the time limit for the examination of a request for authorization cannot exceed 60 days from the receipt of the complete file (R.1123-38 of the Public Health Code). Finally, under Article L. 1123-11, in the event of risk to public health or if the ANSM considers that the conditions in which the research is implemented no longer correspond to the conditions indicated in the request for authorization or does not comply with the provisions of the Public Health Code, it may at any time request changes to procedures for the realization of research, and suspend or ban this research. The decision of November 24, 2006 sets the rules for Good Clinical Practice for biomedical research on medicines for human use provided for in Article L. 1121-3 of the Public Health Code. The purpose of Good Clinical Practice, or GCP, is to ensure both the reliability of data arising from clinical trials and the protection of persons participating in these clinical trials. GCPs shall apply to all clinical trials, including pharmacokinetics, bioavailability and bioequivalence studies in healthy volunteers and Phase II to IV clinical trials.

Personal data collected during clinical trials should be declared to the Commission Nationale Informatique et Liberté, or CNIL. Patients have a right to access and correct their data pursuant to Act No. 78-17 of January 6, 1978, as amended by law No. 2004-801 of August 6, 2004, concerning computing, files and freedoms.

French Pharmaceutical Company Status

To date, we have been granted by the ANSM the status of pharmaceutical establishment (“établissement pharmaceutique”) solely for the purpose of conducting quality control activities on the Bagneux site, and therefore, cannot either manufacture the product candidates we develop or directly consider their marketing. Obtaining the pharmaceutical establishment license, either as distributor “exploitant” or as manufacturer, requires the submission of a request file specific to each of the two qualifications with the ANSM, which only grants it after review of this file and evaluation, usually after verification that the company has adequate premises, the necessary personnel and an adapted structure with satisfactory procedures for carrying out the proposed pharmaceutical activities.

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

For example, the ACA, enacted in March 2010, has significantly impacted the health care industry. The ACA was expansive health reform legislation designed to expand coverage for the uninsured while at the same time containing overall healthcare costs enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms, and other changes. With regard to biopharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program. However, some provisions of the ACA have yet to be fully implemented and certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the Trump Administration to repeal or replace certain aspects of the ACA.

For example, since January 2017, President Trump signed two Executive Orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Additionally, on December 22, 2017, President Trump signed into law The Tax Cuts and Jobs Act of 2017, which includes a provision repealing the individual mandate to maintain health insurance coverage under the ACA effective January 1, 2019. We continue to evaluate how the ACA and recent efforts to limit the implementation of the ACA will impact our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. The Joint Select Committee on Deficit Reduction was tasked with recommending to Congress proposals in spending reductions. Because they did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, it triggered the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will stay in effect through 2027 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

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

•	HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, knowingly and willfully falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters, knowingly and willfully embezzling or stealing from a healthcare benefit program, or willfully obstructing a criminal investigation of a healthcare offense;

•	the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members in applicable manufacturers and group purchasing organizations;

•	HIPAA, as amended by the HITECH Act, and its implementing regulations, which imposes certain requirements on covered entities and their business associates relating to the privacy, security and transmission of individually identifiable health information; and

•	state law equivalents of each of the above federal laws, such as state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require licensure or registration by sales and marketing agents of a pharmaceutical company, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

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

C. Organizational Structure.

The following diagram illustrates our corporate structure:

D. Property, Plants and Equipment.

Our corporate headquarters are located in Montrouge, France. Our principal offices occupy a 4,770 square meter facility consisting of office and laboratory space, pursuant to a lease agreement dated March 3, 2015, which expires on March 8, 2024. We also have two facilities in Bagneux, France. These facilities consist of 2,237 square meters of office and laboratory space and are used primarily by our industrial and production teams. These facilities are leased under one agreement, which expires on May 31, 2020.

We also have an office in North America to support our U.S. subsidiary as well as future commercialization needs. We lease 3,780 square feet of office space in Tower 49, New York, New York. This lease is for a period of 65 months and expires on February 25, 2023.

We also lease a commercial facility of 8,919 square feet in Summit, New Jersey, which is intended to support the launch and commercialization of Viaskin Peanut in North America, if the appropriate regulatory approvals are received. This lease commenced on September 19, 2016 a period of eight years and four months. This lease includes extension options of two to five-year periods.

Item 4. A. Unresolved Staff Comments.

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

We do not expect to generate material revenue from product sales unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect may take a number of years and is subject to significant uncertainty. Until we can generate substantial revenue from product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding and collaborations such as the collaboration we entered into with Nestlé Health Science, strategic alliances and licensing arrangements or a combination of these approaches. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full. More specifically, as we continue to actively prepare for the potential launch of our Viaskin Peanut product candidate in North America in 2019, if approved, current cash and cash equivalents on hand are not projected to be sufficient to support our current operating plan for the next 12 months. As such, there are material uncertainties regarding our ability to continue as a going concern. Our financial statements have been prepared on a going concern basis assuming that we will either be successful in raising additional funds, most likely in the form of equity or debt financing, or that we will modify our operating plans such that our current cash and cash equivalents will be sufficient to fund our operations for a period of at least 12 months.

Our financial statements for 2015, 2016 and 2017 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Operating Income

Our operating income consists of revenues and other income.

Revenue

We have historically derived substantially all of our revenue from sales of Diallertest Milk, our diagnostic product for the detection of cow’s milk protein allergy, or CMPA, in children, which was sold exclusively in France through a distribution partner. Sales of Diallertest Milk were moderate, totaling approximately 25,000 kits per year on average, for fiscal years 2012, 2013 and 2014. We discontinued our commercial partnership with respect to the product and ceased selling Diallertest Milk during the second half of 2015. We do not expect to generate revenue from product candidates unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates, which is subject to significant uncertainty.

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

We received the reimbursement of the CIR for the 2016 fiscal year in 2017. We have requested the reimbursement of the 2017 fiscal year CIR under the applicable rules and expect to be reimbursed in 2018.

Collaboration agreement with Nestlé Health Science

In May 2016, we announced our entry into an exclusive global collaboration with Nestlé Health Science for the development and, if approved, commercialization of MAG1C, an innovative, ready-to-use and standardized atopy patch test for the diagnosis of CMPA in infants and toddlers.

Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally, while prioritizing certain agreed-upon countries. We are eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, including an upfront payment of €10.0 million. As of December 31, 2017, we had recorded deferred revenue of €9.5 million related to our collaboration with Nestlé Health Science, which will be deferred and recognized ratably over the service obligation period. We expect the service obligation period to be completed in the second half of 2021.

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

Research and Development

We engage in substantial research and development efforts to develop innovative pharmaceutical product candidates. Research and development expense consists primarily of:

•	cost of third-party contractors such as contract research organizations, or CROs, that conduct our non-clinical studies and clinical trials;

•	personnel costs, including salaries, related benefits and share-based compensation, for our employees engaged in scientific research and development functions;

•	purchases, real-estate leasing costs, as well as conferences and travel costs; and

•	depreciation, amortization and provisions.

Our research and development expenses in the periods presented mainly relate to the following activities:

•	Viaskin Peanut for the treatment of peanut allergy in children, adolescents and adults. In the fourth quarter of 2017, we completed a Phase III global program designed to assess the efficacy and safety of Viaskin Peanut in children four to 11 years of age including the Peanut EPIT Efficacy and Safety Study, or PEPITES, in 356 peanut allergic patients four to 11 years of age, as well as the REAL Life Use and Safety of EPIT, or the REALISE study, which was designed to assess the use and safety of Viaskin Peanut 250 µg in routine clinical practice in 393 peanut allergic patients four to 11 years of age. The PEOPLE study, the open-label extension study of PEPITES, completed enrollment in August 2017. We completed the Viaskin Peanut’s Efficacy and Safety, or VIPES, study, a Phase IIb clinical trial of Viaskin Peanut, in the third quarter of 2014, which was followed by OLFUS-VIPES, an open label extension trial of VIPES. The topline results from the two-year OLFUS-VIPES were announced in October 2016. In August 2017, we initiated the EPIT in Toddlers with Peanut Allergy, or EPITOPE, a Phase III clinical trial assessing the safety and efficacy of Viaskin Peanut for the treatment of peanut allergic patients one to three years of age.

•	Viaskin Milk for the treatment of Immunoglobulin E, or IgE, mediated CMPA in children. The Milk Efficacy and Safety, or MILES, study, a Phase I/II study designed to determine a safe and effective dose in two age groups: children ages two to 11 and adolescents ages 12 to 17 with IgE-mediated cow’s milk protein allergy, or CMPA completed enrollment in November 2016. Topline results were reported in February 2018. An open-label extension study is ongoing for up to four years.

•	Scaling of the Viaskin technology. Our efforts to increase our production capacity to support the commercialization of Viaskin Peanut, if approved, are currently ongoing.

•	Select proof-of-concept clinical trials and preclinical studies using the Viaskin platform in the field of inflammatory and autoimmune diseases are currently underway. Of note, the Study of efficacy and safety of the Viaskin MILk in Milk-Induced Eosinophilic Esophagitis, or EoE, in Children, or SMILEE, is an investigator-initiated Phase II trial investigating the use of Viaskin Milk for treatment of EoE in approximately 20 patients four to 17 years of age. SMILEE is being conducted at the Children’s Hospital of Philadelphia. A Phase I study of Viaskin rPT in the reactivation of immunity against Bordetella pertussis in 60 healthy adults is being conducted in collaboration with the Geneva University Hospitals (HUG) and BioNet-Asia Co. Ltd.

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

Research and development activities are central to our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we initiate clinical trials for certain product candidates and pursue later stages of clinical development of our product candidates, particularly our ongoing Phase III clinical trials of Viaskin Peanut.

As of December 31, 2017, we spent €105.2 million in research and development expenses to advance the development of our product candidates. The following table provides a breakdown of our direct research and development expenses for our two lead development programs, as well as expenses not allocated to the programs and share-based compensation expenses included in research and development expenses, for the years ended December 31, 2015, 2016 and 2017, respectively:

	Year Ended December 31,
	2015	2016	2017
	(thousands of Euros)
Research and development expenses related to Viaskin Peanut(1)	€10,540	€26,789	€43,585
As a percentage of research and development expenses, excluding share-based compensation expense	37%	43%	50%
Research and development expenses related to Viaskin Milk(1)	€4,156	€8,478	€8,348
As a percentage of research and development expenses excluding share-based compensation expense	15%	14%	10%
Other research and development expenses(1)	€13,713	€27,199	€34,528

Total research and development expenses, excluding share-based compensation expense	€28,409	€62,466	€86,461
Share-based compensation expenses included in research and development expenses	€5,825	€16,362	€18,771

Total research and development expenses	€34,234	€78,828	€105,232

(1)	Excludes employee share-based compensation expense.

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

General and Administrative

General and administrative expense consists primarily of personnel costs and share-based compensation for finance, legal and administrative employees. General and administrative expense also consists of costs related to obtaining a directors and officers liability insurance policy and fees for professional services, mainly related to audit, tax and legal services, real-estate leasing costs, insurance costs, investor relations costs and corporate communication and travel costs.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential launch and commercialization of Viaskin Peanut in North America. We also anticipate continued increased expenses associated with being a public company in the United States.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs, consultant fees and share-based compensation for sales and marketing employees, as well as fees related to pre-commercialization activities for Viaskin Peanut in North America, consulting fees and travel costs. We anticipate that our sales and marketing expenses will increase in the future as we prepare for the potential launch and commercialization of Viaskin Peanut in North America, if approved.

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

Expected Volatility. We are using our volatility on Euronext Paris observed on historical dataset from our stock quote and volatility of comparable for the previous years.

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

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	December 31,
	2015	2016	2017
Volatility	40%	49%	42%
Risk free interest rate	0.79%-0.81%	-0.32%-0.39%	-0.23%-0.61%
Expected life (in years)	7.0	5.5-7.0	5.5-7.0
Dividend yield	—	—	—

For 2015, 2016 and 2017, we recorded employee share-based compensation expense of €10.4 million, €34.7 million and €30.8 million, respectively.

A. Operating Results

Comparison for the Years Ended December 31, 2015 and 2016

Operating Income

We generated operating income of €6.2 million in 2015 and €9.1 million in 2016, an increase of 47.3%. In 2015, income was mainly generated by our CIR and more marginally by sales of Diallertest Milk. In 2016, income was mainly generated by our CIR and by revenue recognized under our collaboration agreement with Nestlé Health Science and more marginally by subsidies received for research projects conducted by us.

	Year Ended December 31,
	2015	2016
	(thousands of Euros)
Sales	202	—
Other income	5,964	9,084
Research tax credit	5,685	7,228
Subsidies	279	303
Other operating income	—	1,554

Total income	6,166	9,084

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

The increase of €1.5 million, or 27.1%, in the CIR recorded in 2016 reflects the acceleration of our various development programs in 2016, mainly due to simultaneously conducting clinical trials of both Viaskin Peanut and Viaskin Milk and the beginning of the Phase I study of Viaskin rPT.

In 2016, we recognized revenue of €1.1 million under our collaboration with Nestlé Health Science, which was previously recorded as deferred revenue.

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

	Year Ended December 31,
	2015	2016
	(thousands of Euros)
Cost of goods sold	128	—

Research and Development Expenses

From 2015 to 2016, the total amount spent by us for research and development activity increased by €44.6 million to €78.8 million, or an increase of 130.3%.

Our external research and development expenses consist primarily of startup fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical studies, and costs related to acquiring and manufacturing clinical study materials.

	Year Ended December 31,
	2015	2016
	(thousands of Euros)
Personnel expenses	13,268	32,777
Sub-contracting, collaborations and consultants	15,325	34,413
Research supplies	911	1,234
Rentals	1,094	1,903
Conferences and travel expenses	1,233	2,387
Depreciation and amortization	1,000	1,141
Maintenance and service costs	77	1,325
Small equipment and other supplies	795	2,675
Others	531	973

Total research and development expenses	34,234	78,828

The increased expenditures from year to year resulted from the costs associated with the PEPITES, PEOPLE and REALISE Phase III trials of Viaskin Peanut, the MILES Phase I/II trial of Viaskin Milk, as well as a substantial increase in research and development personnel in order to support our increasing numbers of active development programs.

In particular, we have incurred:

•	an increase of 147.0% in total payroll associated with research and development resulting from both an increase in average staff from 72 employees in 2015 to 126 employees in 2016, and from an increase in share-based compensation expense. Excluding share-based compensation expense, the increase of our research and development employee-related expense was 88.2%;

•	an increase of 124.6% in sub-contracting, collaboration and consultant costs, which includes in particular, the costs of our service providers supporting:

•	the Phase III PEPITES trial for Viaskin Peanut, which completed recruitment in June 2016 and reported topline results in October 2017, and the Phase III REALISE trial for Viaskin Peanut, which completed recruitment in March 2017 and reported topline results in November 2017;

•	the Part B, or Phase II trial of the Phase I/II study for Viaskin Milk, which we refer to as the MILES trial, for which FDA fast track designation was granted in September 2016 and for which we reported topline results in February 2018;

•	the SMILEE study, a Phase IIa investigator-initiated clinical trial for the safety and efficacy of Viaskin Milk for the treatment of milk-induced EoE in pediatric patient populations; and

•	the Phase I study of Viaskin rPT for pertussis booster vaccination in collaboration with BioNet-Asia Co. Ltd. and the Geneva University Hospitals, or HUG, for which we reported topline results in March 2017.

•	an increase of €0.8 million in real estate rental payments due our entry into a lease for our new corporate headquarters in Montrouge (France);

•	an increase of 14.1% in depreciation, amortization and provisions reflecting our increased investment in equipment to conduct our clinical trials;

•	an increase of 93.6% in conferences and travel expenses due to an increased number of clinical studies being conducted and our participation in various conferences.

General and Administrative Expenses

During the period presented, our general and administrative expenses increased from €16.9 million to €35.0 million, or an increase of 107.6%.

Our general and administrative expenses are as follows:

	Year Ended December 31,
	2015	2016
	(thousands of Euros)
Personnel expenses	8,768	22,613
Fees	4,234	7,701
Rental	305	501
Insurance policies	1,239	1,853
Corporate communication and travel expenses	1,010	1,136
Depreciation and amortization	74	181
Others	1,229	1,020

Total general and administrative expenses	16,859	35,005

The increase of €18.1 million in general and administrative expenses was primarily due to:

•	an increase of 157.9% in total payroll associated with general and administrative resulting from both an increase in average staff from 18 employees at the end of 2015 to 31 employees at the end of 2016, and from an increase in share-based compensation expense. Excluding the share-based expense, the increase of our general and administrative employee-related expense was 105.4%;

•	an increase of €3.5 million in fees, mainly due to professional fees for auditing, tax and legal services to support our growth and expanding operations;

•	an increase of 49.6% in directors and officers liability insurance costs;

•	an increase of 12.5% in expenses related to corporate communications and investor relations efforts.

Sales and Marketing Expenses

For the year ended December 31, 2016, sales and marketing expenses amounted to €11.3 million, including payroll for U.S. employees, as well as fees related to pre-commercialization activities for Viaskin Peanut in North America.

Sales and marketing expenses are as follows:

	Year Ended December 31,
	2015	2016
	(thousands of Euros)
Personnel costs	133	4,954
Fees	339	4,447
Marketing, tradeshows and travel expenses	20	1,393
Others	—	487

Total sales and marketing expenses	491	11,282

Our direct sales and marketing expenses consist principally of personnel expenses and market research consultant fees.

Financial Profit (Loss)

Our net financial profit increased to €1.5 million in 2016 from €0.9 million in 2015, an increase of 72.0%. This item includes the financial revenues on our financial assets, foreign exchange gains and accreted expenses relating to the OSEO Innovation, or OSEO, the French Agency for Innovation and part of the Banque Publique d’Investissement, BpiFrance and the French Export Credit Insurance Company, or COFACE.

Comparisons for the Years Ended December 31, 2016 and 2017

Operating Income

We generated operating income of €11.9 million in 2017 compared to €9.1 million in 2016, an increase of 31.1%. This income was mainly generated by our CIR and by revenue recognized under our collaboration agreement with Nestlé Health Science, and more marginally, by subsidies received for research projects conducted by us.

	Year Ended December 31,
	2016	2017
	(Amounts in thousands of Euros)
Sales	—	—
Other income	9,084	11,909
Research tax credit	7,228	9,330
Subsidies	303	271
Other operating income	1,554	2,308

Total income	9,084	11,909

For the year ended December 31, 2017, we recorded other income related to CIR of €9.2 million. In 2016, we recorded other income related to CIR of €7.2 million, which we requested for reimbursement in 2017. In 2017, we received the reimbursement of €7.3 million (including €0.1 million adjustment) for the 2016 CIR under the community small and medium business scheme.

The increase of €2.0 million, or 29.1%, in the CIR recorded in 2017 from the CIR recorded in 2016 reflects the acceleration of our various development programs in 2017, mainly due to simultaneously conducting clinical trials for both Viaskin Peanut and Viaskin Milk.

In 2017, we recognized revenue of €1.9 million under our collaboration with Nestlé Health Science, which was previously recorded as deferred revenue.

Research and Development Expenditures

From 2016 to 2017, the total amount spent by us for research and development activities increased by €26.4 million to €105.2 million, or an increase of 33.5%.

Our direct research and development expenses consisted primarily of external costs, such as startup fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical studies, and costs related to acquiring and manufacturing clinical study materials.

	Year Ended December 31,
	2016	2017
	(thousands of Euros)
Personnel expenses	32,777	37,112
Sub-contracting, collaborations and consultants	34,413	54,397
Research supplies	1,234	1,464
Rental	1,903	2,018
Conferences and travel expenses	2,387	2,807
Depreciation and amortization	1,141	2,424
Small equipment and other supplies	2,675	2,646
Others	2,298	2,364

Total research and development expenses	78,828	105,232

The increased research and development expenses in 2017, compared to 2016, resulted from costs associated with the PEPITES and REALISE Phase III trials of Viaskin Peanut, the EPITOPE Phase III trial of Viaskin Peanut, the MILES Phase I/II trial of Viaskin Milk, as well as a substantial increase in research and development personnel in order to support our increasing number of active development programs.

In particular, we have incurred:

•	an increase of 13.2% in total payroll associated with research and development, resulting from:

•	an increase in research and development employee-related expense resulting primarily from the increase in average staff to 162 employees at the end of 2017 from 126 employees at the end of 2016. As of December 31, 2017, employee-related expense amounted to €20.8 million compared to €14.0 million as of December 31, 2016, or an increase of 48.1%;

•	a decrease in share-based compensation expense. Share-based compensation expense related to research and development employees amounted to €18.8 million and €16.2 million as of December 31, 2016 and 2017, respectively.

•	an increase of 58.1% in sub-contracting, collaboration and consultant costs, which includes the costs of our service providers supporting:

•	the completed Phase III PEPITES trial for Viaskin Peanut, for which we reported topline results in October 2017, and the completed Phase III REALISE trial, for which we reported topline results in November 2017;

•	the Phase III EPITOPE trial for Viaskin Peanut, which was initiated in August 2017;

•	the MILES trial for Viaskin Milk, for which we reported topline results in February 2018;

•	the SMILEE study, a Phase IIa investigator-initiated clinical trial for Viaskin Milk for the treatment of milk-induced EoE in pediatric patient populations, which completed enrollment in February 2017; and

•	the Phase I study of Viaskin rPT for pertussis booster vaccination in collaboration with BioNet-Asia Co. Ltd. and HUG, for which we reported topline results in March 2017.

General and Administrative Expenses

General and administrative expenses were €35.8 million in 2017, compared to €35.0 million in 2016, or an increase of 2.4%.

Our general and administrative expenses are as follows:

	Year Ended December 31,
	2016	2017
	(thousands of Euros)
Personnel expenses	22,613	19,742
Fees	7,701	10,347
Insurance policies	1,853	1,367
Corporate communication and travel expenses	1,136	1,599
Rental	501	584
Depreciation and amortization	181	422
Others	1,020	1,776

Total general and administrative expenses	35,005	35,837

The increase of €0.8 million in general and administrative expenses was primarily due to:

•	an increase of 34.4% in fees primarily associated with advisor and consultant fees incurred in 2017 to support the implementation of our new information system, as well as an increase in legal and corporate communications fees;

•	an increase of 40.7% in expenses related to our corporate communications and investor relations efforts.

Those increases were partially offset by:

•	a decrease of 12.7% in total general and administrative payroll resulting from the decrease in share-based compensation expense. Those decreases are partially offset by the increase from 31 employees at the end of 2016 to 44 employees at the end of 2017. Excluding the share-based expense, the decrease of general and administrative employee-related expenses was 6.2%.

•	a decrease of 26.2% in insurance policy expenses, due to the July 2016 expiration of our directors and officers liability insurance.

Sales and Marketing Expenses

During the period presented, our sales and marketing expenses increased from €15.8 million in 2017, compared to €11.3 million in 2016, or an increase of 40.3%. Sales and marketing expenses primarily include payroll for the U.S. employees, as well as fees related to pre-commercialization activities for Viaskin Peanut in North America.

	Year Ended December 31,
	2016	2017
	(thousands of Euros)
Personnel expenses	4,954	6,976
Fees	4,447	2,480
Marketing, tradeshows and travel expenses	1,393	5,984
Others	487	384

Total sales and marketing expenses	11,282	15,824

Our direct sales and marketing expenses consist principally of personnel expenses and market research consultant fees.

The increase of 40.3% in total payroll associated with sales and marketing results primarily from both an increase in staff from 7 employees at the end of 2016 to 10 employees at the end of 2017, and from an increase in share-based compensation expense. Excluding share-based expense, the increase of our sales and marketing employee-related expenses was 24.7%.

Financial Profit (Loss)

Our net financial loss was €2.7 million in 2017, compared to a net financial profit of €1.5 million in 2016. The variation is mainly attributable to the unrealized exchange effect of U.S.-dollar-denominated intercompany advances.

Financial income also includes capital gains on the disposals of investment securities.

B. Liquidity and Capital Resources

We have financed our operations since our inception through several private placements of equity securities totaling €38.7 million, a €40.6 million initial public offering of our ordinary shares on Euronext Paris in 2012, a €29.9 million PIPE in 2013, of which we received net proceeds of €15.1 million and our shareholders received net proceeds of €14.8 million, and a €104.5 million global offering of both ADSs on Nasdaq and ordinary shares on Euronext Paris, of which we received net proceeds of €93.7 million. In July 2015, we completed a €255.3 million underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 ADSs from which we received net proceeds of €237.3 million. In connection with our 2015 public offering, our share capital increased by €414 thousand with a corresponding increase of €236.9 million in our share premium.

The table below summarizes our sources and uses of cash for the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
	2015	2016	2017
	(thousands of Euros)
Net cash flow used in operating activities	(26,763)	(59,538)	(114,314)
Net cash flow used in investing activities	(5,347)	(8,300)	(7,834)
Net cash flow provided by financing activities	241,014	1,666	286

Net increase (decrease) in cash and cash equivalents	208,904	(66,173)	(121,863)

Cash Used in Operating Activities

Our net cash flows used in operating activities were €114.3 million, €59.5 million and €26.8 million in 2017, 2016 and 2015, respectively.

During 2017 and 2016, our net cash flows used in operating activities increased due to our advances in our research and development programs. This increase was partially offset in 2016 by a positive change in working capital of €19.0 million over the period.

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

Cash Used in Investing Activities

Our net cash flows used in investing activities were €7.8 million, €8.3 million and €5.3 million in 2017, 2016 and 2015, respectively.

During 2017, our net cash flows used in investing activities were primarily related to the purchase of materials for the engineering and manufacturing of our industrial machines, including the development of a commercial-scale version of our electrospray manufacturing tool, ES GEN4.0, to support the development of our product candidates.

During 2016, net cash flows used in investing activities increased due to the expansion of our corporate headquarters in Montrouge, France, and purchase of tools and equipment for the design, development and manufacturing of industrial machines.

The increase in cash used in investing activities in 2015 resulted from the relocation of our headquarters to Montrouge, France, as well as purchasing certain manufacturing materials for our product candidates.

Cash Provided by Financing Activities

Our net cash flows resulting from financing activities decreased to €0.2 million in 2017 from €1.7 million in 2016 and from €241.0 million in 2015, mainly as a result of our underwritten public offerings in each of 2015 and 2014.

Consistent with customary practice in the French securities market, we entered into a liquidity agreement (contrat de liquidité) with Natixis on April 13, 2012. The liquidity agreement complies with applicable laws and regulations in France. The liquidity agreement authorizes Natixis to carry out market purchases and sales of our shares on Euronext Paris. As of December 31, 2017, we have contributed an aggregate of €1.3 million to the liquidity account. The amount is classified in other non-current financial assets in our statement of financial position. At December 31, 2017, 4,939 shares and €1.3 million were in the liquidity account. The liquidity agreement has a term of one year and will renew automatically unless otherwise terminated by either party.

Cash and Funding Sources

During 2015, we obtained new financing on the public markets by issuance of securities.

	Equity capital	Bank Loans	Other debt	Total
	(thousands of Euros)
2015	237,323	—	865	238,188
2016	—	—	—	—
2017	—	—	—	—

Total	237,323	—	865	238,188

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

As of December 31, 2017, we had two advance contracts with OSEO Innovation and one grant from BpiFrance Financement remaining.

The agreement with COFACE terminated on December 31, 2016, generating an exceptional income of €146 thousand corresponding to allowances which could not be reimbursed along with our takings, and which therefore remain acquitted to us.

•	3rd OSEO advance: In 2011, we obtained a conditional advance by OSEO for a total amount of €640,000 to finance the development of our programs to treat CMPA. This amount has been fully received, with a first payment of €256,000 in December 2011, a second payment of €256,000 in June 2013 and remaining €128,000 balance paid in January 2014. If the program is deemed to be technically or commercially successful, as determined by OSEO in its sole and subjective discretion it will be repaid in 16 quarterly installments defined as follows: four payments of €64,000 starting on September 30, 2014, then 12 payments of €32,000 starting on September 30, 2015, until June 30, 2018. If this project is deemed to be a technical failure, we will still be obligated to repay OSEO the amount of €256,000.

•	4th OSEO advance: In 2013, we obtained a conditional advance by OSEO for a total amount of €3.2 million in the context of a research and clinical development collaborative project in the field of house dust mites allergies in young children. We refer to this development program as the ImmunaVia project. €903,500 was received in April 2013, €864,989 was received in January 2015. The €918,000 we expected in October 2015 and €481,162 we expected in April 2018 will not be founded. In addition, we received from OSEO a total of €1,919,056 in the form of a non-refundable subsidy. Following the defection of a sponsor, the subsidized project was interrupted in September 2017. We are required to reimburse the remaining amounts of conditional advances. Such reimbursement schedule is currently under discussion with Bpifrance.

•	Bpifrance interest-free loan: In 2014, we obtained an interest-free loan from Bpifrance Financement in the amount of €3.0 million to support the pharmaceutical development of Viaskin Milk. This assistance was received in a single disbursement in November 2014.

The activity for the conditional advances recorded during 2015, 2016 and 2017 is summarized in the table below:

	3rd OSEO contract	4th OSEO contract	BPI advance	COFACE	Total
Balance sheet debt as at 12/31/2014	507	805	2,584	151	4,047
Receipts	—	865	—	—	865
Repayments	(192)	—	—	—	(192)
Other transactions	3	(2)	82	5	89

Balance sheet debt as at 12/31/2015	318	1,669	2,666	156	4,809
Receipts	—	—	—	—	—
Repayments	(128)	—	—	(147)	(275)
Other transactions	2	16	85	(9)	95

Balance sheet debt as at 12/31/2016	192	1,684	2,751	0	4,628
Receipts	—	—	—	—	—
Repayments	(128)	—	(450)	—	(578)
Other transactions	1	16	84	—	101

Balance sheet debt as at 12/31/2017	64	1,700	2,386	0	4,150

(1)	The changes in “other transactions” are comprised of the effect of discounting conditional advances.

Operating Capital Requirements

As of December 31, 2017, we had €137.9 million in cash and cash equivalents compared to €256.5 million of cash and cash equivalents as of December 31, 2016. We have incurred operating losses and negative cash flows from operations since inception, incurred a net loss of €147.7 million during the year ended December 31, 2017, and have an accumulated deficit and reserves of €279.3 million as of December 31, 2017. Net cash used in operating activities was €114.3 million for the year ended December 31, 2017 and €59.5 million for the year ended December 31, 2016.

We have primarily funded these losses through equity financings. To date, we have no product revenue and management expects operating losses to continue for the foreseeable future. As we continue to actively prepare for the potential launch of our product candidate in the United States in 2019, if approved, current cash and cash equivalents on hand are not projected to be sufficient to support our current operating plan for the next 12 months. As such, there are material uncertainties regarding our ability to continue as a going concern.

We expect to seek additional funds, most likely from equity or debt financings. To the extent that we raise additional funds by issuing equity securities, stockholders may experience significant dilution. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives. If we do not obtain sufficient funds when needed, we could scale back our operating plan, notably by deferring or limiting some or all of our research or development projects.

Our financial statements have been prepared on a going concern basis assuming that we will either be successful in our financing objections or that we will modify our operating plans such that our current cash and cash equivalents will be sufficient to fund our operations for a period of at least 12 months. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we be unable to continue as a going concern.

For more information as to the risks associated with our future funding needs, see the section titled “Item 3.D—Risk Factors.”

Capital Expenditures

As all the clinical research and development expenditures are posted to the accounts as expenses until marketing authorizations are obtained, the principal investments made over 2015, 2016 and 2017 have been related primarily to the acquisition of laboratory equipment and, secondarily, to the acquisition of computer and office equipment.

	Year Ended December 31,
	2015	2016	2017
	(thousands of Euros)
Intangible assets	(148)	(215)	(299)
Property, plant, and equipment	(4,360)	(7,992)	(7,246)
Non-current financial assets	(839)	(93)	(289)

Total	(5,347)	(8,300)	(7,834)

In 2015, we purchased tools and equipment for the design, the development and manufacturing of industrial machines and tools for €2.2 million and we spent €1.9 million for the relocation of our corporate headquarters to Montrouge (France).

In 2016, the increase results primarily from

•	the buildout of Montrouge, Bagneux and Summit premises for €2.4 million;

•	the purchase of tools and equipment for the design, development and manufacturing of industrial machines such as Gen 4.0 and Cut Pack for €3.2 million;

•	the purchase of laboratory, clinical and other validation equipment for €1.9 million.

In 2017, the increase results primarily from the purchase of tools and equipment for the design, development and manufacturing of industrial machines.

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

F. Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2017. Future events could cause actual payments to differ from these estimates.

	Less than One year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(thousands of Euros)
Long-term debt obligations	2,394	1,054	702	—	4,150
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	2,617	4,981	4,289	3,104	14,991
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	5,686	2,735	448	8,869

Total	5,011	11,720	7,725	3,552	28,009

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

In June 2016, we signed a lease for a commercial facility in Summit, New Jersey, which is intended to support our manufacturing needs through the launch and commercialization of Viaskin Peanut in North America, if the appropriate regulatory approvals are received.

In November 2017, we entered into a new lease arrangement for office space in New York, New York, following the expiration of a previous sublease in New York, New York on June 30, 2017.

G. Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of March 13, 2018. Unless otherwise stated, the address for our executive officers and directors is 177-181 avenue Pierre Brossolette, 92120 Montrouge, France.

Name	Age	Position(s)
Executive Officers:
Dr. Pierre-Henri Benhamou	62	Chief Executive Officer, Chairman of the Board of Directors and Co-Founder
Bertrand Dupont	66	Co-founder & Chief Technology Officer
David Schilansky	42	Deputy Chief Executive Officer and Chief Financial Officer
Laurent Martin	50	Chief Development Officer
Charles Ruban	46	Chief Operating Officer
Dr. Hugh Sampson	69	Chief Scientific Officer
Dr. Lucia Septién	56	Chief Medical Officer
Pascale Ehouarn	44	Chief Engineering, Manufacturing & Supply Officer
Susanna Mesa	32	Chief Business Officer
Magali Richard	36	Chief Strategy Officer
Sébastien Robitaille	48	Chief Transformation Officer / Deputy CFO
Non-Employee Directors:
Dr. Torbjörn Bjerke(1)(2)(3)	55	Director
Maïlys Ferrère(3)	55	Director
Claire Giraut(1)	61	Director
Michael J. Goller(2)(3)	42	Director
Julie O’Neill	52	Director
Daniel Soland(1)(2)	59	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating committee.

Executive Officers:

Dr. Pierre-Henri Benhamou co-founded our company in 2002, and has served as our Chief Executive Officer from 2002 to present (except from 2006 to 2010, when he was Chief Scientific Officer) and Chairman of our board of directors since our initial public offering on Euronext Paris in March 2012. In collaboration with Dr. Christophe Dupont and Bertrand Dupont, Dr. Benhamou led the development and patenting of EPIT®, or epicutaneous immunotherapy. Prior to co-founding DBV, Dr. Benhamou was a physician in pediatric gastroenterology. He received an M.D. from Faculté de Médecine de Paris in 1984 and his specialization degree in Pediatrics in 1987. Dr. Benhamou has authored numerous publications in the fields of food allergies and immunotherapy. In 2003, he received the Altran Foundation Prize for Innovation. The board of directors believes that Dr. Benhamou’s leadership, deep knowledge of our company and scientific experience will allow him to drive us to the success of our objectives.

Bertrand Dupont, one of our founders, has served as Chief Technology Officer since December 2017 and is in charge of the continued development of electrospray and upscaling of production tools. He is also a member of our Executive Committee. Mr. Dupont previously served as Chief Technical Officer from 2002 to 2015 and Senior Executive Vice President, Technology since January 2015 to December 2017. Mr. Dupont oversees the technical development around the Viaskin technology, including the design of the Viaskin patch, in-house industrial patch filling processes and the design and building of the machines we developed. Mr. Dupont received an engineering degree from the School of Arts et Métiers of Paris in 1974 and an aggregation in mechanical engineering in 1987.

David Schilansky has served as our Deputy Chief Executive Officer since December 2017, and is responsible for enabling effective coordination of our operational and strategic imperatives and overseeing our Executive Committee. Mr. Schilansky has also served as our Chief Financial Officer since December 2011. Mr. Schilansky previously served as our Chief Operating Officer from January 2015 to December 2017. From 2006 to 2011, Mr. Schilansky held various senior positions at the Ipsen Group, or Ipsen, including serving as its Interim Chief Financial Officer, Deputy Chief Financial Officer, a member of Ipsen’s Executive Committee and other positions in the administration and finance department and participated in various external growth operations and creation of Ipsen’s investor relations function. From 2003 to 2006, Mr. Schilansky spent three years at Thomson Inc. (now Technicolor S.A.) as co-head of investor relations. From 1999 to 2002, he spent three years at Warburg Dillon Read (now UBS Investment Bank) in the field of mergers and acquisitions. Mr. Schilansky received a master’s degree from Université de Paris Dauphine and a master’s degree from Imperial College in London.

Laurent Martin has served as our Chief Development Officer since January 2016, and is a member of our Executive Committee. Mr. Martin has also been a Responsible Pharmacist (Qualified Person) since March 2017. He has held various positions since joining us in 2007, including serving as our Senior Executive Vice President, Product Strategy & Regulatory Affairs and Director of Regulatory Affairs and Quality. He acquired his expertise in regulatory affairs through various pharmaceutical companies, such as Galderma, Guerbet and Orphan Europe, a company specialized in the development and marketing of orphan drugs, in which his last position was as Interim Responsible Pharmacist (Qualified Person), Manager of Pharmaceutical and Pre-Clinical Development and Quality Assurance Manager. He received his Pharm.D. from the Université René Descartes in Paris with an M.B.A. from IAE Paris Sorbonne and a Master of Law in Public Health from the faculty of Sceaux.

Charles Ruban has served as our Chief Operating Officer since December 2017, overseeing commercial operations globally and responsible for aligning all regulatory, development and manufacturing affairs. He is a member of the Executive Committee and has held various positions since joining us in June 2012, including serving as our Chief Commercial Officer, Senior Executive Vice President of Clinical Development & North American Operations and Chief Development Officer. From 2003 to 2012, Mr. Ruban held various executive positions at Stallergènes S.A., including the position of Senior Vice President of Product Development, member of the Executive Committee, Director of Research & Development Program and Director of Supply Chain. From 1994 to 2003, Mr. Ruban spent nine years at Eurogroup Consulting Holding as a management consultant. Mr. Ruban received an engineering degree from the Ecole Centrale de Lyon, trained at Harvard-MIT Division of Health Sciences and Technology for his M.S. in Biomedical Engineering and graduated with an Executive M.B.A. from INSEAD.

Dr. Hugh A. Sampson has served as our Chief Scientific Officer since November 2015 and is a member of our Scientific Advisory Board. Dr. Sampson has been a member of our Executive Committee since January 2017. Dr. Sampson is also the Kurt Hirschhorn Professor of Pediatrics at the Icahn School of Medicine at Mount Sinai and Director Emeritus of the Jaffe Food Allergy Institute. He continues to direct his NIH-funded translational research activities and to see patients in clinical practice. In his role as Chief Scientific Officer, Dr. Sampson leads our research team, pursuing potential new applications of Viaskin for the treatment of food allergies, while also supporting our clinical development teams. Dr. Sampson is past chair of the Section on Allergy & Immunology of the American Academy of Pediatrics and the past-president of the American Academy of Allergy, Asthma and Immunology. He received his M.D. from the State University of New York at Buffalo School of Medicine and his allergy/immunology fellowship at Duke University.

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

Pascale Ehouarn has served as our Chief Engineering, Manufacturing & Supply Officer since December 2017, and is responsible for all manufacturing and supply chain processes, including supervision of Viaskin Peanut’s manufacturing tool, GEN.4.0. Ms. Ehouarn is a member of the Executive Committee. She has held various positions since joining us in 2006 and has played an instrumental role in designing our electrospray technology and scaling it up to commercial capacity. Previously, Ms. Ehouarn served as a Research and Development Project Manager at Unaxis, a Switzerland-based provider of semi-conductor thin film coating equipment by plasma. Ms. Ehouarn holds a Ph.D. in Plasma Physics from the University of Paris XI and completed a post-doctorate at the University of Karlsruhe in Germany.

Susanna Mesa has served as our Chief Business Officer since December 2017, and oversees strategic positioning and capital markets, including investor relations and corporate affairs. Ms. Mesa is a member of our Executive Committee. Since joining us in 2014, Ms. Mesa has played an instrumental role in defining and implementing our global strategy. During her tenure as Vice President of Finance, Investor Relations & Strategy, Ms. Mesa was tasked with expanding our shareholder base and supporting our listing on the Nasdaq Stock Market in 2014. Ms. Mesa served as our Senior Vice President of Strategy from April 2016 to December 2017. Prior to joining us, Ms. Mesa served as an advisor on capital formation and business development opportunities at Trout Group. Prior to joining Trout Group, Ms. Mesa held positions at the Leukemia and Lymphoma Society and at Jefferies. Ms. Mesa holds a Bachelor’s degree from the University of Georgia.

Magali Richard has served as our Chief Strategy Officer since December 2017, and assists in the definition and implementation of strategic objectives, oversees business development and strategic planning. Ms. Richard is a member of our Executive Committee. Ms. Richard joined us in October 2016 and has been responsible for Business Development and Portfolio Strategy. Prior to joining us, Ms. Richard served as Principal and a member of the Biopharma Practice at the Boston Consulting Group, or BCG. Prior to BCG, Ms. Richard was a scientist at Biomarin Pharmaceutical. Ms. Richard graduated from Ecole Polytechnique in Paris and from Ecole Nationale des Mines de Paris. She also holds a Ph.D. in Molecular Biology from Université Pierre & Marie Curie in France.

Sebastien Robitaille has served as our Chief Transformation Officer and Deputy Chief Financial Officer since December 2017, and is responsible for leading our operational transformation from a development-stage biotechnology company to a potential commercial organization. Mr. Robitaille oversees Finance, Information Systems at Group level and Human Resources in France, and is a member of our Executive Committee. Mr. Robitaille joined us in 2015 as Senior Vice President, Group Controller & Information Systems. Prior to joining us, Mr. Robitaille worked at Ipsen for 15 years, where he held various roles of increasing responsibility and participated in Ipsen’s initial public offering. Mr. Robitaille holds a Bachelor’s Degree in Business Administration-Finance from Paris School of Business.

Non-Employee Directors:

Dr. Torbjörn Bjerke has served as a member of our board of directors since 2006. Dr. Bjerke is currently the portfolio manager of Arctic Aurora LifeScience and a director of TXP Pharma GmbH, SynAct Pharma and Hatt et Saner. He previously served as the Chief Executive Officer of Karolinska Development AB from 2011 to 2014. Prior to then, Dr. Bjerke was the President and Chief Executive Officer of Orexo AB, a position he held from 2007 until January 2011, President and Chief Executive Officer of Biolipox AB and Director of Pharmacology at AstraZeneca. Dr. Bjerke holds a Ph.D. in Medicine from Aarhus Universitet. The board of directors believes that Dr. Bjerke’s experience in the pharmaceutical industry, particularly his extensive experience in allergy treatment field, and his years of business and leadership experience allow him to make valuable contributions to the board of directors.

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

Michael J. Goller has served as a member of our board of directors since 2015. Mr. Goller serves as a Partner of Baker Brothers Investments, a fund management company focused on long-term investments in life-sciences companies. Prior to joining Baker Brothers in 2005, Mr. Goller was an associate of JPMorgan Partners, LLC where he focused on venture investments in the life sciences sector from 1999 to 2003. Mr. Goller began his career as an investment banker with Merrill Lynch and Co. from 1997 to 1999. Mr. Goller holds a B.S. in Molecular and Cell Biology from The Pennsylvania State University, and a Masters in both Biotechnology and Business Administration from the University of Pennsylvania. The board of directors believes that Mr. Goller’s experience in the life sciences industry and his knowledge of corporate development matters allow him to make valuable contributions to the board of directors.

Julie O’Neill has served as a member of our board of directors since 2017. Ms. O’Neill currently serves as the Executive Vice President, Global Operations of Alexion Pharmaceuticals, Inc., a position she has held since 2015. From 2014 to 2015, Ms. O’Neill was Senior Vice President of Global Manufacturing Operations and General Manager of Alexion Pharma International Trading. Prior to joining Alexion, Ms. O’Neill served in various leadership positions at Gilead Sciences from 1997 to 2014 including Vice President of Operations and General Manager of Ireland from 2011 to 2014. Prior to Gilead Sciences, Ms. O’Neill held leadership positions at Burnil Pharmacies and Helsinn Birex Pharmaceuticals. She is the Chairperson for the National Standards Authority of Ireland and is a member of the Boards of the National Institute for Bioprocessing Research & Training and the American Chamber of Commerce, Ireland. Ms. O’Neill received a Bachelor of Science in Pharmacy from University of Dublin, Trinity College and a Masters of Business Administration from University College Dublin (Smurfit School of Business). The board of directors believes that Ms. O’Neill’s experience in the life sciences industry and her knowledge of corporate development matters allow her to make valuable contributions to the board of directors.

Daniel Soland has served as a member of our board of directors since 2015. Mr. Soland most recently served as Senior Vice President and Chief Operating Officer of Viropharma, and currently serves on the board of directors of Acadia Pharmaceuticals Inc. In addition to his role at Viropharma, where he helped build the organizational and commercial infrastructure that resulted in an 11-fold increase in Viropharma’s share price during his tenure, Mr. Soland previously served as President of Chiron Vaccines, and helped engineer a turnaround that contributed to Chiron’s acquisition by Novartis. Prior to then, he served as President and Chief Executive Officer of Epigenesis Pharmaceuticals. At GlaxoSmithKline Biologicals, Mr. Soland served as Vice President and Director, Worldwide Marketing Operations. Earlier in his career, Mr. Soland held positions of increasing responsibility in sales and product management at Pasteur-Merieux’s Connaught Laboratories. He holds a B.S. in Pharmacy from the University of Iowa. The board of directors believes that Mr. Soland’s extensive executive and management experience in the pharmaceutical industry worldwide, notably at various senior commercial operations positions, allow him to make valuable contributions to the board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation.

The aggregate compensation recorded and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2017, was €15.4 million. For the year ended December 31, 2017, €0.4 million of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

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

On June 15, 2017, our shareholders at our ordinary shareholders’ general meeting set the total annual attendance fees to be distributed among non-employee directors at €600,000, which is then distributed according to the amended non-executive director compensation policy. Shareholder authorization for total attendance fees is automatically renewed each year, unless otherwise decided by our shareholders at an ordinary shareholders’ general meeting.

The following table sets forth information regarding the compensation earned by our non-employee directors for 2017. Dr. Benhamou, our Chief Executive Officer, is a director but does not receive any additional compensation for his services as a director.

Name	Fees Earned		Warrants		Total
			(thousands of Euros)
Torbjörn Bjerke	83		—		83
Maïlys Ferrère	—		—		—
Claire Giraut	90		—		90
Michael J. Goller	73		90.5	(1)	163.5
George Horner III(3)	64		90.5	(1)	154.5
Julie O’Neill(4)	47		216.2	(2)	263.2
Daniel Soland	121	(5)	90.5	(1)	211.5

(1)	This column reflects the full grant date fair value for warrants granted during 2016 but subscribed during 2017 as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 17 to our financial statements included in this Annual Report on Form 20-F.
(2)	This column reflects the full grant date fair value for warrants granted during 2017 as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 17 to our financial statements included in this Annual Report on Form 20-F.
(3)	Mr. Horner resigned from the board of directors effective November 14, 2017.
(4)	Ms. O’Neill was appointed to the board of directors on June 15, 2017.
(5)	including a lump sum of €45,000 for a consulting services.

CEO, Deputy CEO and CDO Compensation

The following table sets forth information regarding compensation earned by Dr. Benhamou, our Chief Executive Officer, Chairman and Co-Founder, Mr. Schilansky, our Deputy Chief Executive Officer, and Mr. Martin, our Chief Development Officer, during the year ended December 31, 2017.

Name and Principal Position	Salary €	Bonus €		Equity Awards €	Non-Equity Incentive Plan Compensation €	Special Compensation €	Total €
Pierre-Henri Benhamou Chief Executive Officer, Chairman and Co-Founder	435,473	174,189	(1)	—	—	—	609,662
David Schilansky Deputy Chief Executive Officer	326,604	130,642	(2)	—	—	—	457,246
Laurent Martin Chief Development Officer	190,851	61,071	(3)	—	—	—	251,922

(1)	The bonus awarded to Dr. Benhamou for 2017 amounted to €174,189 and its payment is subject to the approval of our shareholders at the ordinary shareholders’ general meeting to be held in June 2018.
(2)	The bonus awarded to Mr. Schilansky for 2017 amounted to €130,642, €113,602 of which was paid in January 2018. The payment of the remaining €17,040 is subject to the approval of our shareholders at the ordinary shareholders’ general meeting to be held in June 2018.
(3)	The bonus awarded to Mr. Martin for 2017 amounted to €61,071, €53,106 of which was paid in January 2018. The payment of the remaining €7,965 is subject to the approval of our shareholders at the ordinary shareholders’ general meeting to be held in June 2018.

Executive Compensation Arrangements

For a discussion of our employment arrangements with our executive officers, see “Item 7.B—Related Party Transactions—Arrangements with Our Directors and Executive Officers.” Except the arrangements described in “Item 7.B—Related Party Transactions—Arrangements with Our Directors and Executive Officers,” there are no arrangements or understanding between us and any of our other executive officers providing for benefits upon termination of their employment, other than as required by applicable law.

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

As of December 31, 2017, employee warrants, non-employee warrants, employee share options and free share were allowing for the purchase of an aggregate of 3,309,539 ordinary shares at a weighted average exercise price of €40.70 per share (not including the 822.856 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price being paid).

Employee Warrants (BSPCE)

Employee warrants were granted only to our employees who are French tax residents as they carry favorable tax and social security treatment for French tax residents. Employee warrants may also be granted to our chairman and general manager and to our deputy general managers. Similar to options, they entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. Employee warrants may only be issued by growth companies meeting certain criteria, which we will not meet following the completion of the offering. There is no legal limitation to the size of the employee warrant (BSPCE) pool under French law.

We have issued three types of employee warrants as follows:

Plan title	BSPCE 4	BSPCE X	BSPCE 2010
Meeting date	1/21/2009	1/21/2009	12/16/2010
Date of allocation by the Board of Directors	1/21/2009	1/21/2009	6/24/2011	11/22/2011
Total number of BSPCE authorized	5,358	10,858	59,405	59,405
Total number of BSPCEs granted	5,358	2,296	24,000	10,039
including those granted to Pierre-Henri Benhamou	—	—	10,000	—
Start date for the exercise of the BSPCEs	1/21/2009	1/21/2010	12/23/2011	11/22/2012
BSPCE expiry date	1/21/2019	1/21/2019	6/24/2021	11/22/2021
BSPCE exercise price(1)	€4.33	€4.67	€5.13	€5.13
Number of shares subscribed as of December 31, 2017(1)	80,370	34,440	232,500	112,950
Total number of BCPCEs canceled or obsolete as of December 31, 2017	—	—	—	—
Total number of BCPCEs outstanding as of December 31, 2017	—	—	8,496	2,509
Total number of shares available for subscription as of December 31, 2017(1)	—	—	127,440	37,635

(1)	The number of shares reflects an adjusted exercise parity of the division by 15 of the nominal value of the shares decided by the general meeting of shareholders held on December 9, 2011, namely that each BPSCE is now entitled to a subscription right to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BPSCE plan has been adjusted accordingly and equals 1/15 of the price initially determined by the general meeting of shareholders having authorized each of the plans.

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

We have issued eight types of non-employee warrants (BSAs) as of December 31, 2017, the terms of which are set forth in the chart below:

Plan title	BSA		BSA 2		BSA X			BSA 2010								BSA 2012	BSA 2013		BSA 2014
Meeting date	6/14/2007		1/21/2009		1/21/2009			12/16/2010								12/9/2011	6/4/2013		6/3/2014
Date of grant by the Board of Directors	12/7/2007		1/21/2009		1/21/2009	6/25/2010		1/28/2011		6/24/2011		11/22/2011		1/17/2012		9/25/2012	7/25/2013		6/3/2014
Total number of BSAs authorized	4,395		10,716		10,858	10,858		59,405		59,405		59,405		59,405		300,000	100,000	(2)	307,468
Total number of BSAs granted	1,717		10,716		306	1,825		10,039		8,000		1,338		89,835	(3)	30,000	73,000		10,000
Including those granted to Pierre-Henri Benhamou	—		5,358		—	—		—		—		—		—		—	—		—
Torbjørn Bjerke	859		—		306	730		—		—		—		—		2,500	2,500		2,500
George Horner III(4)	—		—		—	—		2,510		—		—		—		2,500	2,500		2,500
Start date for the exercise of the BSAs	12/7/2008		1/21/2009		1/21/2010	6/25/2011		12/23/2011		12/23/2011		11/22/2012		1/17/2016		9/25/2013	7/25/2013		6/3/2014
BSA expiry date	12/7/2017		1/21/2019		1/21/2019	6/25/2020		1/28/2021		6/24/2021		11/22/2021		1/17/2022		9/25/2022	7/25/2023		6/3/2024
BSA exercise price	€4.33		€4.33		€4.33	€4.33		€5.13		€5.13		€5.13		€5.13		€8.59	€8.10		€18.79
Number of shares subscribed as of December 31, 2017	17,175	(1)	160,740	(1)	4,590	27,375	(1)	37,650	(1)	112,500	(1)	20,070	(1)	89,835		22,500	63,500		7,500
Total number of BSAs canceled or obsolete as of December 31, 2017	572		—		—	—		7,529		—		—		—		—	—		—
Total number of BSAs remaining as of December 31, 2017	—		—		—	—		—		500		—		—		7,500	9,500		2,500
Total number of shares available for subscription as of December 31, 2017(1)	—		—		—	—		—		7,500		—		—		7,500	9,500		2,500

(1)	The number of shares reflects an adjusted exercise parity of the division by 15 of the nominal value of shares. Namely, each BSA is now entitled to a subscription right to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA plan has been adjusted accordingly and equals 1/15 of the price initially determined.
(2)	The overall nominal amount of the shares to which the warrants issued are likely to give entitlement may not exceed €100,000.
(3)	The number of BSAs reflects an adjusted exercise parity of the division by 15 of the nominal value of shares.
(4)	Mr. Horner resigned from the board of directors effective November 14, 2017.

Plan Title	BSA 2015		BSA X 2015		BSA 2016			BSA 2017
General Meeting Date	06/03/14	06/23/15	06/23/15		06/21/16	06/21/16		06/15/17
Date of the Grant by the Board of Directors	03/24/15	11/19/15	12/15/15		06/21/16	12/09/16		06/15/17
Total Numbers of BSA’s granted	10,000	22,500	90,000	(1)	20,000	59,000	(2)	9,000
included those granted to :
Torbjørn Bjerke	—	7,500	—		—	7,000		—
George Horner III(3)	—	7,500	—		—	7,000		—
Daniel Soland	10,000	7,500	—		—	7,000		—
Michael Goller	—	—	7,500		—	7,000		—
Claire Giraut	—	—	—		10,000	—		—
Julie O’Neill	—	—	—		—	—		9,000
Start date of the exercise of the BSAs	03/24/15	11/19/15	12/15/15		06/21/16	12/09/16		06/15/17
BSA expiry date	03/24/25	11/19/25	12/15/25		06/21/26	12/09/26		06/15/27
BSA exercise price	€43.00	€66.06	€64.14		€52.97	€69.75		€59.05
Numbers of shares subscribed as of December 31, 2017	—	—	—		—	—		—
Total number of BSAs cancelled or obsolete as of December 31, 2017	—	7,500	16,500	(1)	—	24,992		—
Total number of BSAs remaining as of December 31, 2017	10,000	15,000	73,500		20,000	34,008		9,000
Total number of shares available for subscription as of December 31, 2017	10,000	15,000	73,500		20,000	34,008		9,000

(1)	The final subscription date for the BSAs issued in December 2015 was February 15, 2016; none of these BSAs were subscribed as of December 31, 2015. At February 15, 2016, 73,500 BSAs were subscribed and 16,500 BSAs were cancelled.
(2)	The final subscription date for the BSAs issued in December 2016 was February 9, 2017; none of these BSAs were subscribed as of December 31, 2016. At February 9, 2017, 34,008 BSAs were subscribed.
(3)	Mr. Horner resigned from the board of directors effective November 14, 2017.

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

Share Options (OSA)

We have granted share options to our employees and our officers pursuant to our 2013 Share Option Plan, or 2013 Plan, our 2014 Share Option Plan, or 2014 Plan, our 2015 Share Option Plan, or 2015 Plan, our 2016 Share Option Plan, or 2016 Plan and our 2017 Share Option Plan, or 2017 Plan. Our current plan, the 2017 Plan, was adopted by our board of directors on June 15, 2017.

Share options may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Employee share options may also be granted to our chairman and general manager and to our deputy general managers and are subject to the fulfillment of certain performance conditions.

The maximum number of our ordinary shares that may be issued pursuant to share options granted under the 2013 Plan, 2014 Plan, 2015 Plan, 2016 Plan and 2017 Plan are 518,000, 75,000, 315,000, 359,060 and 998,500, respectively. In addition, under French law, the maximum number of shares issuable upon exercise of outstanding employee share options may not exceed one-third of the outstanding share capital on a non-diluted basis as at the date of grant.

Plan title	SO 2013	SO 2014	SO 2015
Meeting date	12/09/2011	06/03/2014	06/03/2014		06/03/2014		06/03/2014
Date of allocation by the board of directors	9/18/2013	06/03/2014	6/23/2015		09/30/2015 11/19/2015		12/15/2015 01/04/2016
Total number of options granted	518,000	75,000	120,000		195,000		75,000
Including those granted to Pierre-Henri Benhamou	129,000 (2)	—	—		—		—
David Schilansky	(4)	—	—		—		—
Laurent Martin	(5)	—	—		—		—
Start date for the exercise of options(1)	9/19/2017	06/04/2016	6/24/2016	(3)	11/19/2016	(3)	01/04/2017	(3)
Options expiry date	9/18/2023	06/03/2024	6/24/2026		11/19/2025		01/04/2026
Options exercise price	€7.57	€19.01	€48.90		€66.06		€65.68
Number of shares subscribed as of December 31, 2017	—	35,000	—		—		—
Total number of options canceled or obsolete as of December 31, 2017	47,000	—	—		25,000		—
Total number of options remaining as of December 31, 2017	471,000	40,000	120,000		170,000		75,000
Total number of shares available for subscription as of December 31, 2017	471,000	40,000	120,000		170,000		75,000

(1)	By way of exception, in the event of a change in control (as defined in Article L.233-3 of the French Commercial Code) all of the options could be exercised in advance.
(2)	Our board of directors has set at 10% the number of acquired shares that must be kept by Dr. Benhamou in registered form until the cessation of his duties.
(3)	The SOs may be exercised by the beneficiary on the basis of the following vesting schedule: (i) up to 25% of the SO as of one year after the grant date; (ii) up to an additional 25% of the SO as of 26 months after the grant date; (iii) up to an additional 25% of the SO as of 36 months after the grant date; and (iv) up to an additional 25% of the SO as of 48 months after the grant date.
(4)	Mr. Schilansky was appointed to serve as our Executive Vice President by our board of directors on December 16, 2014 as of January 8, 2015. Only the plans granted since his appointment are mentioned in this section.
(5)	Mr. Martin was appointed to serve as our Executive Vice President and Responsible Pharmacist (Qualified Person) by our board of directors on March 14, 2017. Only the plans granted since his appointment are mentioned in this section.

Plan Title	SO 2016
Meeting date	03/06/14		03/06/14		03/06/14		03/06/14		03/06/14		03/06/14		03/06/14		03/06/14	03/06/14
Date of allocation by the board of directors	04/06/16		04/06/16		06/21/16		06/21/16		06/21/16		06/21/16		06/21/16		12/09/16	12/15/16
	04/21/16		05/02/16				08/01/16		09/15/16		10/17/16		11/15/16
Total number of options granted	33,000		22,000		110,000		10,000		9,300		16,500		8,300		74,960	1,100
Including those granted to:
Pierre-Henri Benhamou	—		—		—		—		—		—		—		—	—
David Schilansky	—		—		—		—		—		—		—		—	—
Start date for the exercise of options	04/21/17	(1)	05/02/17	(1)	06/21/17	(2)	08/01/17	(2)	09/15/17	(2)	10/17/17	(2)	11/15/17	(2)	12/09/17	12/15/17
Options expiry date	04/21/26		05/02/26		06/21/26		08/01/26		09/15/26		10/17/26		11/15/26		12/09/26	12/15/26
Options exercise price	€62.82		€59.04		€53.96		€62.24		€62.80		€64.39		€68.33		€69.75	€69.35
Number of shares subscribed as of December 31, 2017	—		—		1,200		—		—		—		—		—	—
Total number of options canceled or obsolete as of December 31, 2017	—		—		7,500		—		—		7,200		—		2,060	—
Total number of options remaining as of December 31, 2017	33,000		22,000		101,300		10,000		9,300		9,300		8,300		72,900	1,100
Total number of shares available for subscription as of December 31, 2017	33,000		22,000		101,300		10,000		9,300		9,300		8,300		72,900	1,100

(1)	The SOs may be exercised by the beneficiary on the basis of the following vesting schedule: (i) up to 25% of the SO as of one year after the grant date; (ii) up to an additional 25% of the SO as of 26 months after the grant date; (iii) up to an additional 25% of the SO as of 36 months after the grant date; and (iv) up to an additional 25% of the SO as of 48 months after the grant date.
(2)	The SOs may be exercised by the beneficiary on the basis of the following vesting schedule: (i) up to 25% of the SO as of one year after the grant date; (ii) up to an additional 12.5% of the SO as of 18 months after the grant date; (iii) up to an additional 12.5% of the SO as of 26 months after the grant date; (iv) up to an additional 12.5% of the SO as of 30 months after the grant date; (v) up to an additional 12.5% of the SO as of 36 months after the grant date; (vi) up to an additional 12.5% of the SO as of 42 months after the grant date; and (vii) up to an additional 12.5% of the SO as of 48 months after the grant date.

Plan Title	SO 2017
Meeting date	06/03/2014		06/03/2014		06/03/2014		06/03/2014		06/15/2017		06/15/2017		06/15/2017		06/15/2017		06/15/2017
Date of allocation by the board of directors	01/16/2017		03/15/2017		04/18/2017		06/15/2017		06/15/2017		07/17/2017		09/15/2017		12/05/2017		12/15/2017
Total number of options granted	19,100		7,200		16,500		126,000		111,600		30,900		52,600		625,200		8,300
Including those granted to:
Pierre-Henri Benhamou	—		—		—		—		—		—		—		—		—
David Schilansky	—		—		—		—		—		—		—		—		—
Laurent Martin	—		—		—		—		—		—		—		—		—
Start date for the exercise of options	01/16/2018	(1)	03/15/2018	(1)	04/18/2018	(1)	06/15/2018	(1)	06/15/2018	(1)	07/17/2018	(1)	09/15/2018	(1)	12/05/2018	((1)	12/15/2018	((1)
Options expiry date	01/16/2027		03/15/2027		04/18/2027		06/15/2027		06/15/2027		07/17/2027		09/15/2027		12/05/2027		12/15/2027
Options exercise price	€66.11		€66.25		€60.77		€59.05		€60.54		€71.61		€74.22		€39.00		€38.18
Number of shares subscribed as of December 31, 2017	—		—		—		—		—		—		—		—		—
Total number of options canceled or obsolete as of December 31, 2017	—		—		—		7,500		—		—		—		—		—
Total number of options remaining as of December 31, 2017	19,100		7,200		16,500		118,500		111,600		30,900		52,600		625,200		8,300
Total number of shares available for subscription as of December 31, 2017	19,100		7,200		16,500		118,500		111,600		30,900		52,600		625,200		8,300

(1)	The SOs may be exercised by the beneficiary on the basis of the following vesting schedule: (i) up to 25% of the SO as of one year after the grant date; (ii) up to an additional 12.5% of the SO as of 18 months after the grant date; (iii) up to an additional 12.5% of the SO as of 26 months after the grant date; (iv) up to an additional 12.5% of the SO as of 30 months after the grant date; (v) up to an additional 12.5% of the SO as of 36 months after the grant date; (vi) up to an additional 12.5% of the SO as of 42 months after the grant date; and (vii) up to an additional 12.5% of the SO as of 48 months after the grant date.

Administration. Our board of directors has the authority to administer the 2013 Plan, 2014 Plan, 2015 Plan, 2016 Plan and 2017 Plan, or collectively, the Plans. Subject to the terms of each of the Plans, our board of directors determines recipients, dates of grant, exercise price of share options, the number of share options to be granted and the terms and conditions of the share options, including the period of their exercisability and their vesting schedule.

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

Free Shares

Under our 2012, 2013, 2014, 2015, 2016 and 2017 Free Share Plans, we have granted free shares to our employees and officers. We have six current free share plans, including a 2015 Free Share Plan, which was adopted by our board of directors on September 30, 2015, a 2015 Free Share Plan, which was adopted by our board of directors on December 15, 2015, a 2016 Free Share Plan, which was adopted by our board of directors on April 6, 2016, a 2016 Free Share Plan, which was adopted by our board of directors on October 27, 2016, a 2017 Free Share Plan, which was adopted by our board of directors on March 14, 2017, and a 2017 Free Share Plan, which was adopted by our board of directors on April 20, 2017.

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

Share Reserve. The maximum number of our ordinary shares that may be issued, in aggregate, under the 2012, 2013, 2014, 2015, 2016 and 2017 Free Share Plans is 2,446,244. In addition, under French law, the number of free shares may not exceed 10% of the outstanding share capital on a non-diluted basis as at the date of grant.

The details of the grants under the 2012, 2013, 2014, 2015, 2016 and 2017 Free Share Plans as of December 31, 2017 are as follows:

INFORMATION REGARDING FREE SHARES
Plan Title	Free Share Plan 2012						Free share Plan 2013		Free share Plan 2014		Free share Plan 2015
General meeting date	12/09/11		12/09/11		12/09/11		12/09/11		06/03/14		09/21/15		09/21/15
Date of grant by the board of directors	04/02/12		07/25/12		11/28/12		07/25/13 09/12/13		06/03/14		09/30/15		12/15/15
Total number of free shares granted	669,796		134,081		35,360		501,500		186,000		708,500		42,000
Including those granted to:
• Pierre-Henri Benhamou	304,461		—		—		58,500		60,000		120,000		—
• David Schilansky(6)		(6)		(6)		(6)		(6)		(6)	80,000		—
• Laurent Martin(8)		(8)		(8)		(8)		(8)		(8)		(8)		(8)

Date of definitive acquisition of free shares (subject to the conditions of acquisition) (1)	04/02/14	(2)(3)	07/25/14	(2)(3)	11/28/14	(2)(3)	07/25/15	(2)(4)	06/03/16	(2)(5)	09/30/17	(7)	12/15/17	(7)

End date of retention period	04/02/16	(2)	07/25/16	(2)	11/28/16	(2)	07/25/17	(2)	06/03/18	(2)	09/30/17	12/15/17
Number of shares acquired definitively as of December 31, 2017	667,936		134,081		35,360		388,167		156,000		230,843	11,001
Cumulative number of free shares canceled or lapsed as of December 31, 2017	1,860		—		—		113,333		30,000		23,000	9,000
Shares acquired free of charge remaining as of December 31, 2017 (in acquisition period)	—		—		—		—		—		454,657	21,999

(1)	In the event of incapacity of a beneficiary as defined in Article L. 225-197-1, I of the French Commercial Code during the vesting period, said beneficiary may request the allocation of the shares within a period of six months from the event that led to the incapacity. In the event of the death of a beneficiary during the vesting period, his heirs may request the free allocation of shares within a period of six months from the death.
(2)	The acquisition and retention period end date start on achievement of performance criteria for executive officers. See (3), (4) or (5) below.
(3)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the VIPES Phase IIb clinical trial.

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) achievement of the principal evaluation criterion in the VIPES Phase IIb clinical trial.

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the first patient in the Viaskin Milk Phase IIb clinical trial.

(4)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin Peanut Phase III clinical trial a maximum of 12 months after the inclusion of the first patient in the trial.

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of the protocol for the Phase III trial of Viaskin Peanut.

•	One-third of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) an increase of at least 50% for five consecutive days of our share price compared with the closing price of our shares listed on Euronext Paris on the day of the adoption of the 2013 Free Share Plan, or July 25, 2013.

It is specified that in the event of a change of control (as defined in Article L. 233-3 of the French Commercial Code), the performance criteria will be considered as definitively achieved.

(5)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•	50% of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin Peanut Phase III clinical trial at the latest 12 months after the inclusion of the first patient in the trial.

•	50% of the shares allocated to executive officers will only be acquired from the later of the two following dates: (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of the protocol of VIPES Phase III.

•	It is specified that in the event of a change of control (as defined in Article L. 233-3 of the French Commercial Code), the performance criteria will be considered as definitively achieved.

•	Dr. Benhamou shall keep 10% of his free shares under the registered form until the cessation of his duties.

(6)	Mr. Schilansky was appointed to serve as our Executive Vice President by our board of directors on December 16, 2014 as of January 8, 2015. Only the plans granted since his appointment are mentioned in this section.
(7)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from 9/30/2015 and (ii) the achievement of the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut.

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from 9/30/2015 and (ii) the achievement of the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk.

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from 9/30/2015 and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform.

(8)	Mr. Martin was appointed Executive Vice President and Responsible Pharmacist (Qualified Person) by our board of directors on March 14, 2017. Only the plans granted since his appointment are mentioned in this section.

Unless stated otherwise, the acquisition of the free shares allocated to company employees are not subject to the achievement of performance criteria.

INFORMATION REGARDING FREE SHARES
Plan Title	Free Share Plan 2016
General meeting date	09/21/15		09/21/15		09/21/15		09/21/15		09/21/15		09/21/15		09/21/15
Date of grant by the board of directors	04/06/16		06/21/16		06/21/16		06/21/16		10/27/16		12/09/16		12/09/16
Total number of free shares granted	63,750		193,000		10,000		5,000		15,000		13,600		10,000
Including those granted to:
Pierre-Henri Benhamou	—		30,000		—		—		—		—		—
David Schilansky	—		20,000		—		—		—		100		—
Laurent Martin(5)		(5)		(5)		(5)		(5)		(5)		(5)		(5)
Date of definitive acquisition of free shares (subject to the conditions of acquisition) (1)	04/06/18	(1)	06/21/18	(1)	08/16/18	(1)	09/01/18	(1)	10/27/18	(2)	12/09/18	(3)	12/09/18	(2)
End date of retention period	04/06/18	(4)	06/21/18	(4)	08/16/18	(4)	09/01/18	(4)	10/27/18	(4)	12/09/18	(4)	12/09/18	(4)
Number of shares acquired definitively as of December 31, 2017	—		—		—		—		—		—		—
Cumulative number of free shares canceled or lapsed as of December 31, 2017	6,250		—		—		—		—		900		1,000
Shares acquired free of charge remaining as of December 31, 2017 (in acquisition period)	57,500		193,000		10,000		5,000		15,000		12,700		9,000

(1)	The acquisition of free shares is conditional for every employee and executive officer, including Dr. Benhamou and Mr. Schilansky, to the achievement of the three performance criteria below:

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from the date of the grant and (ii) the achievement of the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut.

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from the date of the grant and (ii) the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk.

•	One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from the date of the grant and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform.

(2)	The acquisition of free shares is conditional for every employee, to the achievement of the three performance criteria below:

•	half of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from the date of the grant and (ii) the achievement of the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut.

•	half of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period which, runs from the date of the grant and (ii) the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk.

(3)	The acquisition of free shares is conditional for executive officers including Mr. Schilansky, to the achievement of the three performance criteria below:

•	half of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from the date of the grant and (ii) the achievement of the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin Peanut.

•	half of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two-year vesting period, which runs from the date of the grant and (ii) the achievement of the primary efficacy endpoint of the Phase II MILES trial for Viaskin Milk.

(4)	No retention period for the Free Share Plans issued in 2016.
(5)	Mr. Martin was appointed Executive Vice President and Responsible Pharmacist (Qualified Person) by our board of directors on March 14, 2017. Only the plans granted since his appointment are mentioned in this section.

INFORMATION REGARDING FREE SHARES
Plan title	Free Share Plan 2017
General meeting date	09/21/15		09/21/15
Date of grant by the board of directors	03/14/17		04/20/17
Total number of free shares granted	22,500		24,000
Including those granted to:
Pierre-Henri Benhamou	—		—
David Schilansky	—		—
Laurent Martin(5)	—		—
Date of definitive acquisition of free shares (subject to the conditions of acquisition) (1)	03/14/19	(1)	04/20/19	(1)
End date of retention period	N/A	(2)	N/A	(2)
Number of shares acquired definitively as of December 31, 2017	—		—
Cumulative number of free shares canceled or lapsed as of December 31, 2017	2,500		—
Shares acquired free of charge remaining as of December 31, 2017 (in acquisition period)	20,000		24,000

(1)	The acquisition of free shares is conditional for every employee, to the achievement of the three performance criteria below:

•	half of the shares allocated will not vest until the later of the following two dates: (i) the end of the two-year vesting period which runs from the date of the grant and (ii) the submission of the application for market authorization to the FDA for Viaskin Peanut.

•	half of the shares allocated will not vest until the later of the following two dates: (i) the end of the two-year vesting period which runs from the date of the grant and (ii) the first date of sale of Viaskin Peanut in the United States.

(2)	No retention period for the Free Share Plans issued in 2017.

Administration. Our board of directors has the authority to administer the 2012, 2013, 2014, 2015, 2016 and 2017 Free Share Plans. Subject to the terms of the plans, our board of directors determines recipients, dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their acquisition period (period starting on the date of grant during which the beneficiary holds a right to acquire shares for free but not any shares yet) and holding period (period starting at the end of the acquisition period when the shares are issued and definitively acquired and issued but may not be transferred) within the limit determined by the shareholders (in particular the acquisition period is at least two years from the date of grant and the holding period two years from the end of the acquisition period, it being specified that no holding period will be applicable to the beneficiaries for whom the acquisition period is at least four years for the 2012, 2013 and 2014 Free Share Plans, no additional holding period is applicable for the 2015, 2016 and 2017 Free Share Plans).

The board of directors has the authority to modify awards outstanding under our 2012, 2013, 2014, 2015, 2016 and 2017 Free Share Plans subject to the consent of the beneficiary if such modification is detrimental to him/her, including in particular the authority to release a beneficiary from the continued service condition during the acquisition period after the termination of the employment.

Free Shares. The free shares granted under our 2012, 2013, 2014, 2015, 2016 and 2017 Free Share Plans will be definitively acquired at the end of the acquisition period as set by our board of directors (a minimum of two years) subject to continued service during the acquisition period, except if the board releases a given beneficiary from this condition upon termination of his/her employment contract. At the end of the acquisition period, the beneficiary will be the owner of the shares. However, during the holding period under the 2012, 2013 and 2014 Free Share Plans (as set by our board of directors with a minimum of two years except if the acquisition period is at least equal to four years), the shares may not be sold, transferred or pledged. Under the 2015, 2016 and 2017 Free Share Plans, the granted free shares may be sold, subject to the regulations governing companies whose shares are traded on a regulated market, as soon as the shares vest. The free shares allocated to the beneficiaries will be new ordinary shares and will immediately have the same rights as the existing company shares.

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

Under the 2015, 2016 and 2017 Free Share Plans, in the event of a change of control of the company, the beneficiaries will remain eligible for the allocation at the end of each respective vesting period, even if the beneficiary’s employment contract and/or corporate mandate is terminated for any reason, between the date of the takeover and the last day of the vesting period. In this scenario, the shares will automatically vest and are not subject to the achievement of performance criteria.

Amendment and Termination. Our board of directors has the authority to amend, alter, suspend, or terminate our 2012, 2013, 2014, 2015, 2016 and 2017 Free Share Plans, provided that such action does not impair the rights of any beneficiary without such beneficiary’s consent. The company shall obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws.

C. Board Practices.

We currently have seven directors, less than a majority of whom are citizens or residents of the United States. Under French law and our by-laws, our board of directors must be composed of between three and 18 members. Within this limit, the number of directors is determined by our shareholders. Since January 1, 2017, the number of directors of each gender may not be less than 40%. Any appointment made in violation of this limit that is not remedied will be null and void. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our by-laws, our directors are elected for two-year terms. In accordance with French law, our by-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Pierre-Henri Benhamou	Chairman	2005	2018
Torbjörn Bjerke	Director	2006	2018
Maïlys Ferrère	Director	2016	2018
Claire Giraut	Director	2016	2018
Michael J. Goller	Director	2015	2018
Julie O’Neill(1)	Director	2017	2019
Daniel Soland	Director	2015	2018

(1)	Ms. O’Neill was appointed to our board of directors on June 15, 2017.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consistent of independent requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq (which we are not subject to) and taking account any applicable committee independence standards, Claire Giraut, Torbjörn Bjerke, Julie O’Neill and Daniel Soland are “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

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

Furthermore, we intend to follow French corporate governance practices in lieu of the Nasdaq corporate governance rules that require shareholder approval prior to specified issuances of securities. More specifically, Nasdaq Marketplace Rule 5635 requires a U.S. domestic listed company to obtain shareholder approval: (1) prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the issuer; (2) prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the issuer alone, or together with sales by its officers, directors or substantial shareholders, of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value; and (3) prior to the issuance of securities when an equity compensation arrangement is made or materially amended, including prior to the issuance of common stock to the issuer’s officers, director, employees or consultants for less than the greater of book or market value. While French law requires a French company to obtain prior shareholder approval to issue shares, its shareholders may pre-authorize the company’s board of directors to issue shares such that shareholder approval is not required at the time of issuance.

For example, during the ordinary and extraordinary general meeting held on June 21, 2016, our shareholders have granted our board of directors the following delegations of authority to issue ordinary shares or other securities giving access to our share capital (“Securities”), in one or more occasions, in the proportions and at the times the board of directors will consider it appropriate, either in euros, or in foreign currencies or in any other unit of account established by reference to a series of currencies :

(1)	delegations of authority to increase our share capital by issuing Securities, through rights issues, for the maximum duration permitted under French law (26 months) within a maximum potential dilution equal to 30% of our share capital at the date of the relevant share capital increase for an ordinary share subscription price that shall be freely determined by our board of directors at the time of the issuance,

(2)	delegations of authority to increase our share capital by issuing Securities, through public offering or private placement, for the maximum duration permitted under French law (26 months) within a maximum potential dilution equal to 30% of our share capital at the date of the relevant share capital increase (and 20% of our share capital over a 12 months period in case of private placement) for a subscription price that shall be at least equal to the volume weighted average of the closing price of our company’s ordinary shares on Euronext Paris for the 3 trading days prior to the pricing, eventually decreased by a maximum discount of 5%,

(3)	delegation of authority to increase our share capital by incorporation of reserves, profits or premium either by the issuance of new shares attributed to each existing shareholder or by the increase of the nominal value per share for a duration of 26 months within a maximum aggregate potential dilution of 50% of our share capital at the date of the relevant share capital increase; and

(4)	delegation of authority to increase our share capital by issuing Securities, in view of remuneration of contributions (securities) in kind to our company for a duration of 26 months within a maximum potential dilution equal to 10% of our share capital at the date of the ordinary and extraordinary general meeting held on June 21, 2016.

Please note that:

•	in respect of delegations 1 and 2, in addition to the above limits, the number of securities to be issued may be increased by 15% of the initial issuance (at the same subscription price of the initial issuance), within the dilution limit set by said general meeting, if an excess of demand is observed, it being noted that such issuance shall be decided during a 30 day period starting from the closing of the subscription period of the initial issuance;

•	in respect of delegation 2 above, in the case where the issuance does not exceed 10% of our share capital per year, our board of directors may determine that the subscription price shall be at least equal to, at the choice of our board of directors, either (1) the volume weighted-average of the closing price of our company’s ordinary shares on Euronext Paris on the day preceding the determination of the subscription price, eventually decreased by a maximum discount of 15% or (2) the average price of our company’s ordinary shares on Euronext Paris for a period of 5 consecutive trading days to be chosen amongst the last thirtieth trading days preceding the determination of the subscription price, eventually decreased by a maximum discount of 15%;

•	the overall limit of the nominal amount of shares that can be issued pursuant to the delegations of authority granted to our board of directors as per the above shall not exceed 65% of the share capital at the time of our ordinary and extraordinary general meeting held on June 21, 2016; and

•	the board cannot, unless authorized in advance by our shareholders, make use of the above-mentioned delegations during a period of public offering initiated by a third party targeting our securities until the end of the offering period.

Furthermore, at the extraordinary shareholders’ meeting held on June 15, 2017, our board of directors received the following delegations from the shareholders:

•	a delegation of authority to grant share options (options de souscription et/ou d’achat d’actions) to our officers and employees for the maximum duration of 38 months, with a maximum potential dilution equal to 5.5% of our share capital at the date of the shareholders’ meeting, for which delegation our shareholders waived automatically their preferential subscription rights with respect to all such grants.

•	a delegation of authority to grant free shares (attribution gratuite d’actions) to our officers and employees for the maximum duration of 38 months, within a maximum potential dilution equal to 5% of our share capital on the date of such shareholders’ meeting, for which delegation our shareholders waived automatically their preferential subscription rights with respect to all such grants;

•	a delegation of authority to issue equity warrants (bons de souscription d’actions et bons de souscription et/ou d’acquisition d’actions nouvelles et/ou existantes), redeemable equity warrants (bons de souscription et/ou d’acquisition d’actions nouvelles et/ou existantes remboursables), to the benefit of our officers, employees, members of our Scientific Advisory Board and other service providers and/or consultants for the maximum duration of 18 months, within a maximum potential dilution equal to 0.5% of our share capital on the date of such shareholders’ meeting, for which delegation our shareholders waived their preferential subscription rights with respect to all such issuances; and

•	delegation of authority to increase our share capital by issuing ordinary shares or other securities giving access to our share capital, to the benefit of employees investing in our company saving plan, for a duration of 26 months within a maximum potential dilution equal to 2% of our share capital at the date of the relevant share capital increase, for which delegation our shareholders waived their preferential subscription rights with respect to such all such issuances.

We do not intend to follow Nasdaq Marketplace Rule 5635 with respect to issuances or potential issuances of securities that are within the scope of authorization provided by the ordinary and extraordinary general meeting of shareholders held on June 21, 2016 or the extraordinary shareholders’ meeting held on June 15, 2017, or by any other subsequent ordinary or extraordinary general meeting of shareholders that may resolve on the same purpose, to our board of directors.

Board Committees

The board of directors has established an audit committee and a compensation committee, which operate pursuant to a unique charter adopted by our board of directors. The board of directors has also established a nominating committee. The composition and functioning of all of our committees will comply with all applicable requirements of the French Commercial Code, the Exchange Act, the exchange on which the ADSs are listed, and SEC rules and regulations.

Subject to the following paragraph concerning audit committee, in accordance with French law, committees of our board of directors will only have an advisory role and can only make recommendations to our board of directors. As a result, decisions will be made by our board of directors taking into account non-binding recommendations of the relevant board committee.

Audit Committee. In accordance with French law, the audit committee has the following responsibilities : (i) it monitors the process of preparing the financial information and, where appropriate, makes recommendations to ensure its integrity, (ii) it monitors the efficiency of risk management and internal control systems, as well as that of internal audits if applicable, with regard to the preparation and processing of financial and accounting information, without prejudice to its independence, (iii) it issues a recommendation on the statutory auditors proposed for appointment by the general meeting, (iv) it monitors implementation by the statutory auditors of their mission, (v) it ensures that the statutory auditors comply with independence criteria, (vi) it approves the provision of services other than the auditing of accounts referred to in Article L.822-11-2 of the French Commercial Code, (vii) it reports regularly to the Board on the performance of its tasks. It also reports on the outcome of the accounts auditing task, how this task contributed to the integrity of the financial information, and the role it played in that process. It immediately informs the Board about any difficulties encountered.

Dr. Bjerke, Mr. Soland and Ms. Giraut currently serve on our audit committee. Ms. Giraut is the chairperson of our audit committee. Our board has determined that each of Dr. Bjerke, Mr. Soland and Ms. Giraut is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Ms. Giraut is an “audit committee financial expert” as defined by SEC rules and regulations and that each of Mr. Soland and Dr. Bjerke qualifies as financially sophisticated under the applicable exchange listing rules.

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

Compensation Committee. Our compensation committee assists our board of directors in reviewing and making recommendations to our board of directors with respect to the compensation of our executive officers and directors. Dr. Bjerke and Messrs. Goller and Soland currently serve on the compensation committee. Mr. Bjerke is the chairperson of our compensation committee. The principal duties and responsibilities of our compensation committee include:

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

Nominating Committee. We recently established a nominating committee. The principal responsibilities of our nominating committee include (i) preparing proposals for the renewal, replacement or appointment of new directors, in consultation with the Chairman of our board of directors, (ii) providing an opinion, with the support of the Chairman of our board of directors, on the appointment or replacement of the Chief Executive Officer and/or the Executive Vice Presidents, as the case may be, as well as the members of the Executive Committee and (iii) establishing, when appropriate, with the agreement of the Chairman of our board of directors, a succession plan for executive corporate officers. Dr. Bjerke, Mr. Goller and Ms. Ferrère currently serve on the nominating committee.

D. Employees.

As of December 31, 2017, we had 244 employees. We consider our labor relations to be good. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2015	2016	2017
Function:
Pre-clinical development and regulatory affairs	14	31	54
Clinical development	8	23	44
Research	36	44	47
Engineering and production	14	28	33
Management and administration	18	31	54
U.S. marketing	1	7	12
Total	91	164	244
Geography:
France	86	146	209
United States	5	18	35
Total	91	164	244

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2017 for:

•	each beneficial owner of more than five percent (5%) of our outstanding ordinary shares;

•	our Chief Executive Officer, Deputy Chief Executive Officer, Chief Financial Officer and Chief Development Officer;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of December 31, 2017. The percentage ownership information shown in the table is based upon 24,990,822 ordinary shares outstanding as of December 31, 2017.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2017. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of DBV Technologies S.A., 177-181 avenue Pierre Brossolette, 92120 Montrouge, France.

	Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
Entities affiliated with Caisse de Dépôts et Consignations(1)	1,901,393	7.61%
Entities affiliated with Baker Bros. Advisors LP(2)	3,638,589	14.56
Entities affiliated with FMR LLC(3)	1,344,263	5.38
Janus Henderson Group plc (4)	1,378,028	5.51
Entities affiliated with Perceptive Advisors LLC(5)	1,426,773	5.71
Entities affiliated with Amundi S.A.(6)	1,291,720	5.17
Directors and Executive Officers:
Pierre-Henri Benhamou(7)	627,229	2.49
David Schilansky(8)	258,335	1.03
Laurent Martin(9)	120,079	*
Torbjörn Bjerke	35,925	*
Maïlys Ferrère	—	—
Claire Giraut(10)	10,000	*
Michael J. Goller(11)	14,500	*
Julie O’Neill(12)	9,000	*
Daniel Soland(13)	29,500	*
All directors and executive officers as a group (16 persons)(14)	1,780,413	6.90%

(1)	The information shown is based, in part, on a Schedule 13G/A filed by Bpifrance Participations S.A., or BpiP, Innobio FPCI, or Innobio, Bpifrance Investissement S.A.S., or BpiI, Caisse des Dépôts, or CDC, EPIC Bpifrance, or EPIC and Bpifrance S.A., or BPI, on February 12, 2018. Consists of 1,585,260 ordinary shares directly held by BpiP, 226,133ordinary shares directly held by Innobio and 90,000 ordinary shares directly held by CDC. BpiP is the wholly-owned subsidiary of BPI. CDC and EPIC each hold 50% of the share capital of BPI and jointly control BPI. Innobio is managed by BpiI. BpiI is a wholly-owned, indirect subsidiary of BpiP. Neither BPI, EPIC nor BpiI hold any ordinary shares directly. BpiI may be deemed to be the beneficial owner of 226,133 ordinary shares, through its management of Innobio. BPI may be deemed to be the beneficial owner of 1,811,393 ordinary shares, indirectly through its sole ownership of BpiP, which is the parent company of BpiI. EPIC may be deemed to be the beneficial owners of 1,811,393 ordinary shares, indirectly through its joint ownership and control of BPI. CDC may be deemed to be the beneficial owner of 1,901,393 ordinary shares directly and indirectly through its joint ownership and control of BPI. The principal address for BpiP, BPI, EPIC, Innobio and BpiI is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. The principal address for CDC is 56, rue de Lille, 75007 Paris, France.
(2)	The information is based solely on a Schedule 13D/A filed by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker and Julian C. Baker on January 30, 2017. Consists of (a) 3,319,458 ordinary shares directly held by Baker Brothers Life Sciences, L.P., (b) 304,631 ordinary shares directly held by 667, L.P. and (c) 14,500 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2017, subject to French law. Baker Bros. Advisor LP is the investment advisor of each of these funds and has sole voting and investment power with respect to the shares held by Baker Brothers Life Sciences, L.P. and 667, L.P. Baker Bros. Advisors (GP) LLC is the sole general partner of Baker Bros. Advisors LP. The managing members of Baker Bros. Advisors (GP) LLC are Julian C. Baker and Felix J. Baker. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of all securities except to the extent of their pecuniary interest. The address for each of these entities is 667 Madison Avenue, 21st Floor, New York, New York 10065.

(3)	This information is based solely on a Schedule 13G/A filed by FMR LLC and Abigail P. Johnson on February 13, 2018. All 1,344,263 ordinary shares are beneficially owned by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or Fidelity Funds, advised by Fidelity Management & Research Company, or FMR Co, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The principal business address for FMR LLC and Abigail P. Johnson is 245 Summer Street, Boston, Massachusetts 02210.
(4)	This information is based solely on a Schedule 13G filed by Janus Henderson Group plc, or Janus Henderson, on February 13, 2018. Janus Henderson has an indirect 97.11% ownership stake in Intech Investment Management LLC, or Intech, and a 100% ownership stake in Janus Capital Management LLC, or Janus Capital, Perkins Investment Management LLC, or Perkins, Geneva Capital Management LLC, or Geneva, Henderson Global Investors Limited, or HGIL, Janus Henderson Investors Australia Institutional Funds Management Limited, or HGIAIFML, and Henderson Global Investors North America Inc, or HGINA, each an Asset Manager and collectively as the Asset Managers. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishes investment advice to various funds, individuals and/or institutional clients, collectively referred to as Managed Portfolios. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 2,756,056 ADSs or 1,378,028 ordinary shares held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. The principal business address for Janus Henderson is 201 Bishopsgate EC2M 3AE, United Kingdom.
(5)	This information is based solely on a Schedule 13G/A filed by Perceptive Advisors LLC, or Perceptive Advisors, Joseph Edelman and Perceptive Life Sciences Master Fund, Ltd., or the Master Fund, on February 14, 2018. The Master Fund directly holds 937,463 ordinary shares and 978,619 ADSs, each representing one-half of one ordinary share. Perceptive Advisors serves as the investment manager to the Master Fund and may be deemed to beneficially own the securities directly held by the Master Fund. Joseph Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own the securities directly held by the Master Fund. The principal business address for Perceptive Advisors is 51 Astor Place, 10th Floor New York, New York 10003.
(6)	This information is based solely on a Schedule 13G filed by Amundi and Amundi Asset Management on February 20, 2018. Amundi Asset Management directly holds 1,291,720 ordinary shares. Amundi is a majority-owned affiliate of Credit Agricole S.A., a French bank. Amundi Asset Management is a wholly-owned subsidiary of Amundi, and Amundi may be deemed to beneficially own the securities directly held by Amundi Asset Management. The principal business address for Amundi is 91—93 boulevard Pasteur, 75015 Paris, France and the principal business address for Amundi Asset Management is 90 boulevard Pasteur, 75015 Paris, France.
(7)	Consists of (a) 478,279 shares and (b) 148,950 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2017, subject to French law.
(8)	Consists of (a) 156,700 shares and (b) 101,635 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2017, subject to French law.
(9)	Consists of (a) 60,089 shares and (b) 59,990 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2017, subject to French law.
(10)	Consists of shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2017, subject to French law.
(11)	Consists of shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2017, subject to French law. Mr. Goller has neither voting nor dispositive power and has no direct pecuniary interest in these securities. He has entered into an agreement with Baker Bros. Advisors LP related to his beneficial ownership of our securities, as disclosed in a Schedule 13D/A filed by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker and Julian C. Baker on January 30, 2017.

(12)	Consists of shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2017, subject to French law.
(13)	Consists of (a) 5,000 shares and (b) 24,500 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2017, subject to French law.
(14)	Consists of (a) 981,338 shares and (b) 799,075 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2017, subject to French law.

The significant changes in the percentage ownership held by our principal shareholders since January 1, 2015 are as a result of the transactions described in our prospectus dated July 15, 2015, filed with the SEC pursuant to Rule 424(b), under the heading “Related Party Transactions—Transactions with Our Principal Shareholders” and the dilution resulting from our underwritten public offering in July 2015. None of our principal shareholders have voting rights different than our other shareholders.

As of December 31, 2017, we estimate that approximately 58% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by 49 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2017, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

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

David Schilansky

In September 2011, we entered into an employment agreement with Mr. Schilansky, our then Chief Operating Officer and Chief Financial Officer and current Deputy Chief Executive Officer, with an effective date as of September 30, 2011. He is entitled to an annual base salary. Mr. Schilansky is also eligible to receive equity grants as our board may determine and to participate in our bonus plan. In addition, in the event of dismissal by us (other than a termination for cause) within 18 months following the appointment of a new Chief Executive Officer, he is entitled to receive an indemnity equivalent to two years of compensation, calculated based on the average of the last 12 months compensation paid (including bonuses and variable compensation), payable in a lump-sum.

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

Laurent Martin

In July 2007, we entered into an employment agreement with Mr. Martin, our then Senior Executive Vice President, Product Strategy & Regulatory Affairs and current Chief Development Officer and Responsible Pharmacist. Mr. Martin is entitled to an annual base salary. Mr. Martin is also eligible to receive equity grants as our board may determine and to participate in our bonus plan. In addition, in the event of dismissal by us (other than a termination for cause) within 18 months following the appointment of a new Chief Executive Officer, he is entitled to receive an indemnity equivalent to one year of compensation, calculated based on the average of the last 12 months compensation paid (including bonuses and variable compensation), payable in a lump-sum.

Lucia Septién

In July 2016, we entered into an employment agreement with Dr. Septién, our current Chief Medical Officer. Dr. Septién is entitled to an annual base salary. Dr. Septién is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Pascale Ehouarn

In March 2006, we entered into an employment agreement with Ms. Ehouarn, our then Senior Vice President of Manufacturing & Supply and current Chief Engineering, Manufacturing & Supply Officer. Ms. Ehouarn is entitled to an annual base salary. Ms. Ehouarn is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Susanna Mesa

In April 2014, we entered into an employment agreement with Ms. Mesa, our then Senior Vice President of Strategy and current Chief Business Officer. Ms. Mesa is entitled to an annual base salary. Ms. Mesa is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Magali Richard

In October 2016, we entered into an employment agreement with Ms. Richard, our then Senior Vice President of Portfolio Strategy & Business Development and current Chief Strategy Officer. Ms. Richard is entitled to an annual base salary. Ms. Richard is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Sebastien Robitaille

In September 2015, we entered into an employment agreement with Mr. Robitaille, our then Senior Vice President, Group Controller & Information Systems and current Chief Transformation Officer and Deputy Chief Financial Officer. Mr. Robitaille is entitled to an annual base salary. Mr. Robitaille is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Daniel Soland

Effective January 2018, we renewed, for an equal term and with the same conditions, the consulting agreement entered into in January 2017 with our director, Daniel Soland, pursuant to which he has agreed to provide consulting services to us, upon our request from time to time, related to the review of our commercialization strategy. The term of the agreement is for one year. Mr. Soland will receive a lump sum of €45,000, to be paid by us on a semi-annual basis.

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers.

Equity Awards

Since January 1, 2017, we have issued equity awards to certain of our directors and executive officers:

On December 15, 2016, we issued an aggregate of 1,100 option shares to U.S. employees.

On January 16, 2017, we issued an aggregate of 19,100 options shares to U.S. employees.

On March 14, 2017, we issued an aggregate of 22,500 free shares to French employees.

On March 15, 2017, we issued an aggregate of 7,200 option shares to U.S. employees.

On April 18, 2017, we issued an aggregate of 16,500 option shares to U.S. employees.

On April 20, 2017, we issued an aggregate of 24,000 free shares to French employees.

On June 15, 2017, we issued an aggregate of 71,600 option shares to U.S. employees and certain of our executive officers.

On June 15, 2017, we issued 9,000 non-employee warrants (BSAs) to Ms. O’Neill. Each BSA was issued at a purchase price per BSA of €5.90, and gives the holder the right to subscribe for one ordinary share for a purchase price per share of €59.05.

On July 17, 2017, we issued an aggregate of 30,900 option shares to U.S. employees.

On September 15, 2017, we issued an aggregate of 52,600 option shares to U.S. employees.

On December 5, 2017, we issued an aggregate of 625,200 option shares to U.S. employees and certain of our executive officers.

On December 15, 2017, we issued an aggregate of 8,300 option shares to U.S. employees

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

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

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

Nasdaq Global Select Market

	Per ADS
	High	Low
Annual
2014 (beginning October 22, 2014)	$28.50	$22.20
2015	$44.76	$20.26
2016	$37.98	$22.55
2017	$50.57	$20.58
Quarterly
First Quarter 2016	$36.05	$22.55
Second Quarter 2016	$37.11	$27.02
Third Quarter 2016	$37.95	$31.58
Fourth Quarter 2016	$37.98	$33.53
First Quarter 2017	$37.51	$33.10
Second Quarter 2017	$36.98	$31.87
Third Quarter 2017	$46.33	$34.395
Fourth Quarter 2017	$50.57	$20.58
Month Ended:
October 2017	$50.57	$21.94
November 2017	$26.08	$21.51
December 2017	$25.18	$20.58
January 2018	$26.98	$22.82
February 2018	$26.89	$20.075
March 2018 (through March 15, 2018)	$23.35	$20.76

Euronext Paris

Period	High	Low
Annual
2013	€12.50	€7.51
2014	€44.88	€10.78
2015	€83.48	€37.57
2016	€69.98	€38.69
2017	€86.64	€34.89
Quarterly
First Quarter 2016	€66.79	€38.69
Second Quarter 2016	€64.99	€45.05
Third Quarter 2016	€67.43	€56.97
Fourth Quarter 2016	€69.98	€61.01
First Quarter 2017	€70.92	€61.56
Second Quarter 2017	€68.07	€58.20
Third Quarter 2017	€77.99	€60.44
Fourth Quarter 2017	€86.64	€34.89
Month Ended
October 2017	€86.64	€37.56
November 2017	€43.43	€36.595
December 2017	€42.15	€34.89
January 2018	€45.40	€37.66
February 2018	€47.38	€32.88
March 2018 (through March 15, 2018)	€37.52	€33.70

On March 15, 2018, the closing price of the ADSs on Nasdaq was $21.67 per ADS, and the last reported closing price of the ordinary shares on Euronext Paris was €35.88 per share.

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

E. Taxation

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of ADSs by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders of the ADSs that will hold such ADSs as capital assets (generally, property held for investment). This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;

•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the ADSs as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities or arrangements classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the ADSs through such an entity;

•	S corporations;

•	certain former citizens or long term residents of the United States;

•	persons that received ADSs as compensation for the performance of services;

•	persons that acquire ADSs as a result of holding or owning our preferred shares;

•	holders that own directly, indirectly, or through attribution 10% or more of our ADSs and shares; and

•	holders that have a “functional currency” other than the U.S. dollar.

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

The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from the global offering in our business. Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Although it is not free from doubt, based on the composition of our income for our 2017 taxable year, we believe that we were not a PFIC for our 2017 taxable year and do not expect to be a PFIC for our 2018 taxable year. If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

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

French Tax Consequences

The following describes the material French tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of our ADSs and, unless otherwise noted, this discussion is the opinion of Dentons and McDermott Will & Emery AARPI, our French tax counsels, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

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

French tax rules applicable to French assets that are held by or in foreign trusts provide inter alia for the inclusion of trust assets in the settlor’s net assets for purpose of assessing the French real estate wealth tax, the French gift and estate tax, the specific tax on value of the French assets, within the scope of the French real estate wealth tax, held in or by foreign trusts not already subject to the French real estate wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to ADSs held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are urged to consult their own tax adviser regarding the specific tax consequences of acquiring, owning and disposing of securities.

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

This discussion applies only to investors that hold ADSs as capital assets that have the U.S. dollar as their functional currency, that are entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty, and whose ownership of the ADSs is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below.

U.S. Holders are urged to consult their own tax advisers regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the ‘‘Limitations on Benefits’’ provision.

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 (as amended by the protocol of December 8, 2014), unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or an exchange formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French State. Although we were included in the list published for calendar years 2016 and 2017, we were not included in the list published for calendar year 2018 but this may change in the future.

Pursuant to Article 726 II d) of the FTC, transfers of securities that are subject to the French tax on financial transactions are exempt from any transfer tax in France. Conversely, in the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a French listed company may be subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (“acte”) executed either in France or outside France.

Wealth Tax

The French real estate wealth tax (impôt sur la fortune immobilière), introduced by French Finance Bill dated December 30th 2017, applies only to individuals who own, directly or indirectly through one or more legal entities, real estate property in France (subject to certain exemptions) and whose net taxable assets amount to at least €1,300,000.

French real estate wealth tax may only apply to U.S. Holders, with respect to shares, rights or interest in a company, to the extent such company holds real estate assets that are not allocated to its operational activity, for the fraction of the value of shares, rights or interest in the company representing such real estate assets. In any case, pursuant to Article 965 2° of the FTC, shares of an operating entity holding French real estate assets in which the taxpayer holds, directly and indirectly, less than 10% of the share capital or voting rights are exempt from real estate wealth tax.

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 12.8% when the recipient is an individual and 30% otherwise. Dividends paid by a French corporation in a non-cooperative State or territory, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%.

However, eligible U.S. Holders, other than individuals subject to the French withholding tax at a rate of 12.8%, entitled to Treaty benefits under the ‘‘Limitation on Benefits’’ provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, may be subject to the withholding tax at a reduced rate (as described below).

Under the Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder which is a U.S. resident as defined pursuant to the provisions of the Treaty and which ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France may be capped at 15%, or 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any.

For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates, contained in the ‘‘Limitation on Benefits’’ provision of the Treaty, are complex. U.S. Holders are advised to consult their own tax advisers regarding their eligibility for Treaty benefits in light of their own particular circumstances.

Dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates provided that such U.S. Holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a U.S. Holder, other than individuals subject to the French withholding tax at a rate of 12.8%, that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 30%, or 75% if paid in a non-cooperative State or territory (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the depositary with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

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

Since the withholding tax rate applicable under French domestic law to U.S. Holders who are individuals does not exceed the cap provided in the Treaty (i.e. 15%), the 12.8% rate shall apply, without any reduction provided under the Treaty.

Tax on Sale or Other Disposition

In general, under the Treaty, a U.S. Holder who is a U.S. resident for purposes of the Treaty will not be subject to French tax on any capital gain from the redemption, sale or exchange of ordinary shares or ADSs unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to U.S. Holders who are residents of more than one country.

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

I. Subsidiary Information

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

For 2015, 2016 and 2017, less than 12% of our purchases and other external expenses have been made in U.S. dollars, generating a net foreign exchange loss of €24 thousand in 2015, €12 thousand in 2016 and a net foreign exchange gain of €24 thousand in 2017. In light of these insignificant amounts, we have not adopted, at this stage, a hedging mechanism in order to protect our business activity against fluctuations in exchange rates. We cannot rule out the possibility that a significant increase in our business, particularly in the United States, may result in greater exposure to exchange rate risk and would then consider adopting an appropriate policy for hedging against these risks.

Liquidity Risk

As of December 31, 2017, we had €137.9 million in cash and cash equivalents compared to €256.5 million of cash and cash equivalents as of December 31, 2016. We have incurred operating losses and negative cash flows from operations since inception, incurred a net loss of €147.7 million during the year ended December 31, 2017, and have an accumulated deficit and reserves of €279.3 million as of December 31, 2017. Net cash used in operating activities was €114.3 million for the year ended December 31, 2017 and €59.5 million for the year ended December 31, 2016.

We have primarily funded these losses through equity financings. To date, we have no product revenue and management expects operating losses to continue for the foreseeable future. As we continue to actively prepare for the potential launch of our product candidate in the United States in 2019, if approved, current cash and cash equivalents on hand are not projected to be sufficient to support our current operating plan for the next 12 months. As such, there are material uncertainties regarding our ability to continue as a going concern.

We expect to seek additional funds, most likely from equity or debt financings. To the extent that we raise additional funds by issuing equity securities, stockholders may experience significant dilution. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives. If we do not obtain sufficient funds when needed, we could scale back our operating plan, notably by deferring or limiting some or all of our research or development projects.

Our financial statements have been prepared on a going concern basis assuming that we will either be successful in our financing objections or that we will modify our operating plans such that our current cash and cash equivalents will be sufficient to fund our operations for a period of at least 12 months. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we be unable to continue as a going concern.

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

Item 15. Controls and Procedures

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

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level, having implemented the remediation actions described further below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our chief executive officer (principal executive officer) and chief operating officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

Item 16C. Principal Accountant Fees and Services.

Deloitte & Associés, or Deloitte, has served as our independent registered public accounting firm for 2016 and 2017. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2016	2017
	(thousands of Euros)
Audit Fees	€704	€628
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees	—	9
Total	€704	€637

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

There were no “Audit Related Fees” or “Tax Fees” or billed or paid during 2016 or 2017.

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

PART III

Item 17. Financial Statements.

See pages F-1 through F-61 of this Annual Report on Form 20-F.

Item 18. Financial Statements.

Not applicable.

Item 19. Exhibits.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1*	By-laws (statuts) of the registrant (English translation)

2.1	Form of Deposit Agreement	Form F-1/A	333-198870	4.1	10/15/14

2.2	Form of American Depositary Receipt	Form F-1/A	333-198870	4.1	10/15/14

4.1	Office Lease between the registrant and GENERALI VIE, dated March 3, 2015 (English translation)	Form 20-F	001-36697	4.2	04/29/15

4.2	Commercial Lease between the registrant and SELECTINVEST 1, dated April 28, 2011 (English translation)	Form F-1	333-198870	10.1	09/22/14

4.3	Assignment, Development and Co-Ownership Agreement among the registrant, L’Assistance Publique—Hopitaux de Paris and Université Paris Descartes, dated January 7, 2009 (English translation)	Form F-1	333-198870	10.2	09/22/14

4.4#	Development Collaboration and License Agreement between the registrant and NESTEC S.A., dated May 27, 2016	Form 20-F	001-36697	4.14	03/22/17

4.5†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	Form F-1/A	333-198870	10.3	10/15/14

4.6†	2013 and 2014 Share Option Plans (English translation)	Form F-1	333-198870	10.4	09/22/14

4.7†	2012, 2013 and 2014 Free Share Plans (English translation)	Form F-1	333-198870	10.5	09/22/14

4.8†	Summary of BSA	Form F-1	333-198870	10.6	09/22/14

4.9†	Summary of BSPCE	Form F-1	333-198870	10.7	09/22/14

4.10†	2015 Share Option Plan (English translation)	Form 20-F	001-36697	4.10	04/28/16

4.11†	2015 Free Share Plans (English translation)	Form 20-F	001-36697	4.11	04/28/16

4.12†	2016 Share Option Plan (English translation)	Form 20-F	001-36697	4.12	03/22/17

4.13†	2016 Free Share Plan (English translation)	Form 20-F	001-36697	4.13	03/22/17

4.14†*	2017 Share Option Plan (English translation)

4.15†*	2017 Free Share Plan (English translation)

8.1*	List of subsidiaries of the registrant

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Associés

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.

Index to Financial Statements

Annual Financial Statements for the Years Ended December 31, 2015, 2016 and 2017:

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of DBV Technologies SA

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DBV Technologies SA and subsidiary (the “Company”) as of December 31, 2017, 2016 and 2015, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred operating losses and negative cash flows from operations since inception and current cash and cash equivalents on hand are not projected to be sufficient to support the Company’s current operating plan. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Associés

Neuilly-sur-Seine, France

March 16, 2018

We have served as the Company’s auditor since 2011.

Report of Independent Registered Public Accounting Firm

Internal Control Over Financial Reporting

To the Shareholders and Board of Directors of DBV Technologies SA

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DBV Technologies SA and subsidiary (the “Company”) as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017 of the Company and our report dated March 16, 2018, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Associés

Neuilly-sur-Seine, France

March 16, 2018

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(thousands of Euros)

		Year Ended December 31,
	Note	2015	2016	2017
ASSETS
Non-Current assets
Intangible assets	4	94	96	123
Property, plant, and equipment	5	5,581	12,482	17,808
Other non-current financial assets	6	2,711	2,745	3,012

Total non-current assets		8,387	15,323	20,942

Current assets
Inventories	7	—	—	—
Customer accounts receivable and related receivables	8	—	1,250	1,265
Other current assets	8	11,512	14,454	17,721
Cash and cash equivalents	9	323,381	256,473	137,880

Total current assets		334,893	272,177	156,865

TOTAL ASSETS		343,280	287,500	177,807

	Year Ended December 31,
	Note	2015	2016	2017
LIABILITIES
Shareholders’ equity
Share Capital	10	2,421	2,465	2,499
Premiums related to the Share Capital		403,910	405,882	406,709
Reserves		(39,580)	(50,968)	(131,592)
Net (loss)		(44,674)	(114,531)	(147,693)

Total shareholders’ equity		322,076	242,849	129,923

Non-current liabilities
Long-term financial debt	11	4,693	4,049	1,825
Non-current provisions	12	490	853	1,260
Other non-current liabilities	11	—	10,746	8,869

Total non-current liabilities		5,183	15,649	11,954

Current liabilities
Bank overdrafts		—	—	—
Short-term financial debt	11	149	591	2,325
Current provisions		—	—	913
Supplier accounts payable	13	10,034	13,720	16,941
Other current liabilities	13	5,838	14,692	15,751

Total current liabilities		16,021	29,002	35,930

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		343,280	287,500	177,807

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(thousands of Euros except share and per share data)

		Year Ended December 31,
	Note	2015	2016	2017
Operating income
Revenues	15	202	—	—
Other income	15	5,964	9,084	11,909
Total operating income		6,166	9,084	11,909
Operating expenses
Cost of goods sold		(128)	—	—
Research and development	16/17	(34,234)	(78,828)	(105,232)
Sales and marketing	16/17	(491)	(11,282)	(15,824)
General and administrative	16/17	(16,859)	(35,005)	(35,837)
Total expenses		(51,712)	(125,115)	(156,892)
Operating (loss)		(45,546)	(116,031)	(144,983)
Financial revenues	18	1,018	1,516	616
Financial expenses	18	(146)	(16)	(3,325)
Financial profit (loss)		871	1,500	(2,709)
Income tax	19	—	(0)	(1)
Net (loss)		(44,674)	(114,531)	(147,693)
Basic/diluted (loss) per share (€/share)	22	(2.08)	(4.68)	(5.97)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(thousands of Euros)

	Year Ended December 31,
	2015	2016	2017
Net (loss)	(44,674)	(114,531)	(147,693)
Actuarial gains and losses on employee benefits, net of corporate tax	166	(249)	(177)
Profit (loss) directly recognized in shareholders’ equity	166	(249)	(177)
Other comprehensive (loss) income	(90)	(743)	3,280

Total comprehensive (loss)	(44,598)	(115,523)	(144,590)

In accordance with IAS 1 Presentation of Financial Statements (2007) (IAS 1), the Group, as defined in Note 2, presents a combined statement of other elements of comprehensive income (loss).

The Group does not hold any financial assets available for sale and non-current financial assets are measured at historical cost which approximates fair value; therefore, no change in fair value is reflected in the consolidated statement of comprehensive (loss).

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of Euros)

		Year Ended December 31,
	Note	2015	2016	2017
Net (loss) for the period		(44,674)	(114,531)	(147,693)
Reconciliation of the net (loss) and the cash used for operating activities:
Amortization and provision		1,073	1,349	2,926
Retirement pension obligations		125	115	230
Expenses related to share-based payments		10,419	34,353	30,781
Other elements		296	147	130

Operating cash flows before change in working capital		(32,761)	(78,566)	(113,626)

Inventories		124	—	—
Customer accounts receivable		136	(1,250)	3
Other current assets		(4,870)	(2,931)	(3,458)
Supplier accounts payable		8,236	3,645	3,333
Other current and non-current liabilities		2,372	19,564	(566)
Change in working capital requirement		5,998	19,028	(687)

Net cash flow used in operating activities		(26,763)	(59,538)	(114,314)

Cash flows used in investing activities:
Acquisitions of property, plant, and equipment	5	(4,360)	(7,992)	(7,246)
Acquisitions of intangible assets	4	(148)	(215)	(299)
Acquisitions of non-current financial assets		(839)	(93)	(289)

Net cash flows used in investing activities		(5,347)	(8,300)	(7,834)

Cash flows provided by financing activities:
Increase in conditional advances	11	865	—	—
(Decrease) in conditional advances	11	(192)	(275)	(578)
Treasury shares		(175)	(54)	(25)
Capital increases, net of transaction costs	10	240,538	2,016	861
Other cash flows related to financing activities		(21)	(21)	28

Net cash flows provided by financing activities		241,014	1,666	286

(Decrease) / Increase in cash		208,904	(66,172)	(121,863)
Net Cash and cash equivalents at the beginning of the period		114,555	323,381	256,473

Impact of exchange rate fluctuations		(78)	(735)	3,269

Net cash and cash equivalents at the close of the period	9	323,381	256,473	137,880

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(thousands of Euros)

	Share capital Shares of Common Stock
	Number of Shares	Amount	Premiums related to the Share Capital	Reserve	Profit (loss)	Total Share- holders’ Equity
At January 1, 2015	19,160,661	1,916	163,877	(26,336)	(24,012)	115,445
Net (loss)	—	—	—	—	(44,674)	(44,674)
Foreign exchange translation	—	—	—	(90)	—	(90)
Profit directly recognized in shareholders’ equity	—	—	—	166	—	166

Total (loss) directly recognized in shareholders’ equity				76	(44,674)	(44,598)
Allocation of prior (loss)	—	—	—	(24,012)	24,012	—
Increase in capital	5,044,468	504	239,892	—	—	240,396
Treasury shares	—	—	—	273	—	273
Issue of share warrants	—	—	142	—	—	142
Share-based payments	—	—	—	10,419	—	10,419

At December 31, 2015	24,205,129	2,421	403,910	(39,580)	(44,674)	322,076
Net (loss)	—	—	—	—	(114,531)	(114,531)
Foreign exchange translation	—	—	—	(743)	—	(743)
(Loss) directly recognized in shareholders’ equity	—	—	—	(249)	—	(249)

Total (loss) directly recognized in shareholders’ equity				(992)	(114,531)	(115,523)
Allocation of prior (loss)	—	—	—	(44,674)	44,674	—
Increase in capital	443,699	44	1,395	—	—	1,439
Treasury shares	—	—	—	(74)	—	(74)
Issue of share warrants	—	—	577	—	—	577
Share-based payments	—	—	—	34,353	—	34,353

At December 31, 2016	24,648,828	2,465	405,882	(50,968)	(114,531)	242,849
Net (loss)	—	—	—	—	(147,693)	(147,693)
Foreign exchange translation	—	—	—	3,280	—	3,280
(Loss) directly recognized in shareholders’ equity	—	—	—	(177)	—	(177)

Total (loss) directly recognized in shareholders’ equity	—	—	—	3,103	(147,693)	(144,590)
Allocation of prior (loss)	—	—	—	(114,531)	114,531	—
Increase in capital	341,994	34	536	—	—	571
Treasury shares	—	—	—	23	—	23
Issue of share warrants	—	—	290	—	—	290
Share-based payments	—	—	—	30,781	—	30,781

At December 31, 2017	24,990,822	2,499	406,709	(131,592)	(147,693)	129,923

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company’s lead product candidate, Viaskin Peanut, has completed a global Phase III program for the treatment of peanut-allergic patients four to 11 years of age. In February 2018, the Company announced that the U.S. Food and Drug Administration, or FDA, agreed that the available efficacy and safety data for Viaskin Peanut supports the submission of a Biologics License Application, or a BLA, for the treatment of peanut allergy in children four to 11 years of age. The FDA provided written responses to the clinical pre-BLA meeting package we submitted. These responses reflect agreement on the content of the clinical module of the BLA for Viaskin Peanut. The Company is planning to submit its BLA for Viaskin Peanut in the second half of 2018, and its European marketing authorization application (“MAA”) to the European Medicines Agency (“EMA”) in the end of 2018 or the first quarter of 2019.

The Company is developing its second product candidate, Viaskin Milk, for the treatment of cow’s milk protein allergy, or CMPA, in children two to 17 years of age, which received fast track designation from the FDA in September 2016. In November 2014, the Company initiated a multi-center, double-blind, placebo-controlled, randomized Phase I/II dose-finding trial to study the safety and efficacy of Viaskin Milk in 198 patients with Immunoglobulin E, or IgE, mediated CMPA, which the Company refers to as the Milk Efficacy and Safety, or MILES, trial. In June 2015, we announced completion of Part A of the MILES study, or Phase I, and we launched Part B, or Phase II, in October 2015. In February 2018, the Company announced preliminary results from Part B of the MILES study. Following analyses of the data, the 300 µg dose was identified as the dose with the greatest observed clinical activity for children (intent-to-treat, p=0.042). The Company believes these preliminary results support further advancement of the Viaskin Milk program, and intends to discuss findings with regulatory authorities to determine the design of future studies.

In February 2015, the Company announced the development of a third product candidate, Viaskin Egg, for the treatment of patients suffering from hen’s egg allergy. Preclinical development for Viaskin Egg commenced in the first half of 2015 and is currently ongoing.

In addition to our development programs in food allergies, we are exploring the use of our Viaskin technology for the treatment of inflammatory and autoimmune diseases with high unmet medical need. Human proof-of-concept trials are ongoing with Viaskin in Eosinophilic Esophagitis (EoE) and as a booster vaccination against Bordetella pertussis (whooping cough) in healthy adults. The Company’s other earlier stage research programs include vaccination for respiratory syncytial virus, as well as potential treatments for Crohn’s disease, hemophilia A, celiac disease and type I diabetes.

Main events in 2017

1.	PARTNERSHIPS

On March 30, 2017, the Company, BioNet-Asia (BioNet) and Geneva University Hospitals (HUG) announced results from a Phase I trial assessing Viaskin rPT’s ability to boost immunity against pertussis by epicutaneously administering two doses of BioNet’s recombinant pertussis toxin. After further analysis of the data, limitations in study design and protocol were observed. In collaboration with HUG and BioNet, the Company is continuing to review preliminary study data, and is evaluating if further development pathways, including optimization of Viaskin rPT, will be explored.

2.	CLINICAL PROGRAMS

On February 3, 2017, the Company announced completion of enrollment in SMILEE (Study of Efficacy and Safety of the Viaskin MILk in Milk Induced Eosinophilic Esophagitis in Children), a Phase IIa investigator-initiated clinical trial at the Children’s Hospital of Philadelphia (CHOP), assessing the safety and efficacy of Viaskin Milk for the treatment of milk-induced Eosinophilic Esophagitis (EoE) in approximately 20 patients four to 17 years of age. The Company expects CHOP to release results for the SMILEE study in the first half of 2018.

On March 10, 2017, the Company announced completion of enrollment of patients in REALISE, a multicenter, randomized 3:1, double-blind, placebo controlled Phase III trial, which randomized 393 patients in 32 centers across North America.

On August 2, 2017, the Company announced the initiation of EPITOPE (EPIT in Toddlers with Peanut Allergy), a Phase III clinical trial assessing the safety and efficacy of Viaskin Peanut for the treatment of peanut-allergic patients one to three years of age.

On August 29, 2017, the Company announced the completion of enrollment of patients in PEOPLE (PEPITES OPen Label Extension Study), an open-label extension study of PEPITES.

On October 20, 2017, the Company announced topline results from PEPITES (Peanut EPIT Efficacy and Safety), a privotal Phase III trial designed to evaluate the efficacy and safety of Viaskin Peanut in patients four to 11 years of age.

In November 20, 2017, the Company announced topline safety results from REALISE and that the trial met its primary objective, observing that Viaskin Peanut was well-tolerated with no new or unexpected adverse events. A favorable safety and tolerability profile was observed, which was comparable with outcomes from previous studies of Viaskin Peanut 250 µg.

3.	CHANGE IN THE GROUP’S EXECUTIVE COMMITTEE MEMBERSHIP AND BOARD MEMBERS

On March 14, 2017, Laurent Martin was appointed the Responsible Pharmacist by the Board of Directors.

On June 15, 2017, the Company announced the appointment of Julie O’Neill to its Board, effective immediately pursuant to her election at the Company’s ordinary shareholders’ general meeting. Ms. Julie O’Neill is expected to serve on the Board for two years. With this addition, the Company’s Board was comprised of eight directors.

On November 17, 2017, George Horner III tendered his resignation from his duties as a member of the Board and the Audit Committee and as Chairman of the Compensation Committee. The Board appointed Daniel Soland as a member of the Audit Committee, Torbjörn Bjerke as Chairman of the Compensation Committee and Michael J. Goller as a member of the Compensation Committee.

As of December 2017, the Company’s Board was comprised of seven directors.

Note 2: General Information and Statement of Compliance

Preliminary remarks

DBV Technologies Inc. was incorporated in Delaware on April 7, 2015 (the “US subsidiary”). The share capital of this US subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

General principles

The accompanying consolidated financial statements and related notes (the “Financial Statements”) present the operations of DBV Technologies S.A. and its US subsidiary (the “Group”) as of December 31, 2017. The Company is a corporate venture under French law (société anonyme) and its registered office is located at 177/181 avenue Pierre Brossolette, 92210 Montrouge at December 31, 2017.

Our Financial Statements as of December 31, 2017 have been prepared under the responsibility of DBV Technologies’ management. The Financial Statements were approved by the Board of Directors of DBV Technologies on March 13, 2018.

All amounts are expressed in thousands of euros, unless stated otherwise.

For consolidation purposes, both DBV Technologies S.A. and the US subsidiary have prepared individual financial statements for the periods ended December 31, 2016 and December 31, 2017.

Statement of Compliance

Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2017. Comparative figures are presented for December 31, 2015 and 2016.

Due to the listing of the Company’s ordinary shares on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the financial statements of the Group are also prepared in accordance with IFRS, as adopted by the European Union (“EU”).

The following amendments are mandatorily effective for annual periods beginning on or after January 1st, 2017:

•	Amendments to IAS 7 – Statement of Cash flows;

•	Amendments to IAS 12 – Recognition of deferred tax assets for unrealized losses;

•	Annual improvements - 2014-2016 cycle.

These amendments have not had any impact on the Financial Statements as of December 31, 2017.

As of December 31, 2017, there are no differences in the IFRS published and mandated by the IASB and EU, with the exception of the following specific accounting principles which the EU has not yet adopted at the end of 2017:

•	Annual improvements - 2014-2016 cycle.

This amendment has not had any impact on the Financial Statements as of December 31, 2017.

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

There are no new standards, amendments to standards, or interpretations applicable with effect on the period ending December 31, 2017 that have an impact on the Financial Statements or on their presentation.

The Company did not elect for early application of the new standards, amendments and interpretations which were adopted but not mandatory as of December 31, 2017:

•	IFRS 9 – Financial Instruments;

•	IFRS 15 – Revenue from Contracts with Customers.

The Company has adopted these new standards as of January 1st, 2018. Management has completed the evaluation of the impacts of these new accounting standards and concluded that they will not have any impact on the Company’s results on financial position or cash flows.

New and revised standards and amendments that may be relevant to the Company’s operations but are not yet effective:

•	Amendments to IFRS 15 – Clarifications to IFRS 15 Revenue from contracts with customers;

•	Amendments to IFRS 2 – Classification and measurement of share-based payment transactions;

•	Amendments to IFRS 4 – Applying IFRS 9 with IFRS 4;

•	IFRS 16 – Leases;

•	IFRS 17 – Insurance contracts;

•	IFRS 14 – Regulatory deferral accounts;

•	IFRIC 22 – Foreign Currency Transactions and Advance Consideration;

•	IFRIC 23 – Uncertainty over Income Tax Treatments.

Management is in the process of evaluating the impact of these standards and amendments and is therefore, not currently able to estimate reliably the impact of their adoption on the Company’s results on financial position or cash flows.

The accounting policies and measurement principles adopted for the Financial Statements as of and for the year ended December 31, 2017 are the same as those used as of and for the years ended December 31, 2015 and 2016.

Note 3: Accounting Principles

Going concern

The Company has primarily funded these losses through equity financings. To date, the Company has no product revenue, and management expects operating losses to continue for the foreseeable future. As the Company continues to actively prepare for the launch of a product in the United States in 2019, if approved, current cash and cash equivalents on hand are not projected to be sufficient to support the Company’s current operating plan for the next 12 months. As such, there are material uncertainties regarding the Company’s ability to continue as a going concern.

The Company expects to seek additional funds, most likely from equity or debt financings. To the extent that the Company raises additional funds by issuing equity securities, stockholders may experience significant dilution. However, no assurance can be given at this time as to whether the Company will be able to achieve these financing objective. If the Company does not obtain sufficient funds when needed, the Company could scale back its operating plan, notably by deferring or limiting some or all of its research or development projects.

The financial statements have been prepared on a going concern basis assuming that the Company will either be successful in its financing objections or that the Company will modify its operating plans such that the Company’s current cash and cash equivalents will be sufficient to fund the Company’s operations for a period of at least 12 months. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

Refer to the liquidity risk disclosed in Note 23.

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

The fair value corresponds to the market price for those securities that are listed on the stock exchange or to an estimate of the use value for unlisted securities, determined on the basis of the financial criteria most appropriate for the specific situation of each security. When there is an objective indication of the impairment of these securities, the accumulated impairment that has been recorded in the Consolidated Statements of Changes in Shareholders’ Equity is recognized in the Consolidated Statement of (Loss).

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

3.6 Share Capital

Common shares are classified under Shareholders’ Equity in the Consolidated Statements of Financial Position. The costs of share capital transactions that are directly attributable to the issue of new shares or options are recorded in the Financial Statements in Shareholders’ Equity as a deduction from the revenue from the issue, net of tax.

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

Pursuant to IFRS 2 Share-based payment (“IFRS 2”), the cost of the transactions paid with equity instruments is posted to the accounts as an operating expense in the Consolidated Statements of (Loss) in exchange for an increase in the Shareholders’ Equity on the Consolidated Statements of Financial Position for the period during which the rights to be benefited from the equity instruments are acquired.

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

The conditional advances that can be subject to this type of modification are the with Compagnie Française d’Assurance pour le Commerce Extérieur (“COFACE”) advances presented in Note 11. The agreement with COFACE terminated on December 31, 2016.

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

For the defined-benefit plans, the costs of the retirement benefits are estimated by using the projected credit unit method. According to this method, the cost of the retirement pensions is recognized in the Consolidated Statements of (Loss) so that it is distributed uniformly over the term of the services of the employees. The retirement benefit commitments are valued at the current value of the future payments estimated using, for the discounting, the market rate based on the long-term obligations of the first-category companies with a term that corresponds to that estimated for the payment of the services provided.

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

The Company’s payments for the defined-contribution plans are recognized as operating expenses on the Consolidated Statements of (Loss) of the period with which they are associated.

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

The Company received the reimbursement of the 2016 Research Tax Credit for an amount of €7.3 million during the year 2017.

The Company will request the reimbursement of the 2017 Research Tax Credit for an amount of €9.2 million during the year 2018, under the community tax rules for small and medium firms in compliance with the regulatory texts applicable.

Collaboration agreement with Nestlé Health Science

On May 31, 2016, the Company announced its entry into an exclusive global collaboration with Nestlé Health Science to develop MAG1C, a ready-to-use and standardized atopy patch test tool for the diagnosis of cow’s milk protein allergy in infants and toddlers. Under the terms of the exclusive collaboration, the Company is responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally, while prioritizing certain agreed-upon countries. The Company is eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, inclusive of a non-refundable upfront payment of €10.0 million that the Company received in July 2016.

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

As of December 31, 2017, we had recorded deferred revenue of €9.5 million related to our collaboration with Nestlé Health Science, which will be deferred and recognized ratably over the service obligation period. We expect the service obligation period to be completed in the second half of 2021.

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

The rental agreements for which a significant portion of the risks and advantages is preserved by the lessor are classified as ordinary rental agreements. The payments made for these ordinary rental agreements, net of any incentive measures, are recognized as operating expenses on the Consolidated Statements of (Loss) in a linear manner over the term of the agreement.

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

3.16 Other Items in the Comprehensive income (loss)

The revenue and expense items for the period that are not posted in the Consolidated Statements of (Loss) as stipulated by the applicable standards are presented, as necessary, under the rubric “Other comprehensive income (loss).”

3.17 Use of Estimates

The preparation of our Consolidated Financial Statements requires the management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances. Estimates and assumptions are measured on an ongoing basis. Actual results may differ from these estimates.

These estimates and judgments mainly involve:

•	a valuation of the fair value of the employee warrants (BSPCEs) granted to employees and/or executives and share warrants (BSAs) granted to non-employee members of the Board of Directors and scientific consultants and to service providers, performed on the basis of actuarial models; these models require the use by the Company of certain calculation assumptions such as the expected volatility of the security;

•	an estimate of the Research Tax Credit based on internal and external expenses incurred by the Company during the year. Only eligible research expenses are included in the calculation of the research tax credit.

3.18 Presentation of Financial Assets and Financial Liabilities Measured at Fair Value

•	In accordance with the amendments to IFRS 7, financial instruments are presented in three categories based on a hierarchical method used to determine their fair value:

•	level 1: fair value calculated using quoted prices in an active market for identical assets and liabilities;

•	level 2: fair value calculated using valuation techniques based on observable market data such as prices of similar assets and liabilities or parameters quoted in an active market;

•	level 3: fair value calculated using valuation techniques based wholly or partly on unobservable inputs such as prices in an inactive market or a valuation based on multiples for unlisted securities.

3.19 Subsequent events

The Consolidated Financial Statements are adjusted to reflect the subsequent events that alter the amounts related to the situations that exist as of the closing date. The adjustments are made until the date the consolidated financial statements are approved and authorized for issuance by the Board of Directors.

Note 4: Intangible Assets

The intangible assets are broken down as follows:

	December 31,
	2015	2016	2017
	(thousands of Euros)
Patents, licenses, trademarks	54	196	414
Software	302	376	450

Total, gross	356	572	864

Accumulated amortization of patents, licenses, and trademarks	53	125	340
Accumulated depreciation of software packages	210	351	401

Accumulated amortization and depreciation	262	476	741

Total, net	94	96	123

The increase of the gross value of intangible assets only correspond to acquisitions for a global amount of €292 thousands.

There has been no recognition of impairment losses in application of IAS 36 Impairment of Assets for the calendar years presented.

Note 5: Property, Plant, and Equipment

	1/1/2015	Increase	Decrease	12/31/2015
	(thousands of Euros)
Laboratory equipment	2,257	467	(368)	2,357
Building fixtures	930	8	—	938
Office equipment	215	24	(30)	209
Computer equipment	322	244	(95)	470
Property, plant, and equipment in progress	51	3,622	—	3,672

Total, gross	3,775	4,365	(493)	7,646

Accumulated depreciation of laboratory equipment	916	382	(349)	948
Accumulated depreciation of the building fixtures	286	496	—	782
Accumulated depreciation of office equipment	126	35	(30)	131
Accumulated depreciation of computer equipment	222	78	(95)	205

Total accumulated amortization and depreciation	1,550	990	(475)	2,065

Total, net	2,225	3,375	18	5,581

	1/1/2016	Increase	Decrease	12/31/2016
	(thousands of Euros)
Laboratory equipment	2,357	740	—	3,097
Building fixtures	938	3,672	—	4,610
Office equipment	209	398	—	607
Computer equipment	470	516	—	986
Property, plant, and equipment in progress	3,672	2,713	—	6,385

Total, gross	7,646	8,039	—	15,685

Accumulated depreciation of laboratory equipment	948	557	—	1,505
Accumulated depreciation of the building fixtures	782	327	—	1,109
Accumulated depreciation of office equipment	131	81	—	212
Accumulated depreciation of computer equipment	205	172	—	377

Total accumulated amortization and depreciation	2,065	1,137	—	3,203

Total, net	5,581	6,901	—	12,482

	1/1/2017	Increase	Decrease	12/31/2017
	(thousands of Euros)
Laboratory equipment	3,097	2,806	(83)	5,820
Building fixtures	4,610	534	(46)	5,098
Office equipment	607	275	(116)	766
Computer equipment	986	116	(30)	1,073
Property, plant, and equipment in progress	6,385	3,384	(55)	9,714

Total, gross	15,685	7,114	(329)	22,470

Accumulated depreciation of laboratory equipment	1,505	802	(63)	2,244
Accumulated depreciation of the building fixtures	1,109	484	(14)	1,580
Accumulated depreciation of office equipment	212	213	(105)	320
Accumulated depreciation of computer equipment	377	172	(30)	520

Total accumulated amortization and depreciation	3,202	1,671	(211)	4,663

Total, net	12,482	5,443	(118)	17,808

Over the three years presented, the acquisitions correspond primarily to building fixtures and to laboratory and production equipment and material. The increase in property, plant and equipment in progress item is related to costs incurred for the purchase of materials for the conception and tuning of the industrial machines (Gen 4.0 and Cut Pack, for example).

Note 6: Non-Current Financial Assets

	December 31,
	2015	2016	2017
	(thousands of Euros)
Deposits	716	824	577
Pledged securities and other non-current financial assets	611	611	1,102
Liquidity contract	1,384	1,310	1,333

Total non-current financial assets	2,711	2,745	3,012

The non-current financial assets are composed of security deposits paid to the lessor and of open-ended mutual funds (sociétés d’investissement à capital variable, “SICAVs”) pledged as guarantees of the ordinary rental agreements and the liquidity contract.

Under the liquidity contract, 4,939 treasury shares were allocated as a reduction of Shareholders’ Equity on the Consolidated Statements of Financial Position as at December 31, 2017 with the cash balance being maintained in financial assets. The share capital is divided in 24,990,822 shares including these 4,939 treasury shares.

Note 7: Inventories and Work in Progress

	December 31,
	2015	2016	2017
	(thousands of Euros)
Inventories of raw materials	69	69	—
Depreciation of inventories	(69)	(69)	—

Total net value of the inventories	—	—	—

The inventories and work in progress involved the Diallertest Milk product. The Company discontinued its commercial partnership with respect to the product during the second half of 2015. The inventories were discarded during 2017.

Note 8: Customer Accounts Receivable and Other Current Assets

8.1 Customer Accounts Receivable and Related Receivables

	December 31,
	2015	2016	2017
	(thousands of Euros)
Accounts receivable	13	1,263	1,265
Valuation allowance	(13)	(13)	—

Total net value of accounts receivable	—	1,250	1,265

All the customer accounts receivable have payment terms of less than one year.

As of December 31, 2016, and 2017, the accounts receivable correspond primarily to the amounts due under collaboration agreement with Nestlé Health Science.

As of December 31, 2015, accounts receivable correspond primarily to the sales of Diallertest®. The Company discontinued its commercial partnership with respect to the product in the second half of 2015.

8.2 Other current assets

The other current assets are broken down as follows:

	December 31,
	2015	2016	2017
	(thousands of Euros)
Research tax credit	5,702	7,228	9,217
Other tax claims	2,550	2,618	5,258
Other receivables	1,409	1,883	1,192
Prepaid expenses	1,850	2,725	2,054

Total	11,512	14,454	17,721

The other tax debt claims are primarily related to the deductible VAT as well as the reimbursement of VAT that has been requested.

Prepaid expenses are comprised primarily of rental and insurance expenses, as well as legal and scientific consulting fees.

As of December 31,2016, and 2017, prepaid expenses also included upfront payments, which are recognized over the term of the ongoing clinical studies.

Research Tax Credit

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. In compliance with the principles described in Note 3.12, the Research Tax Credit is posted to the accounts as “Other Income” in the Consolidated Statements of (Loss) during the year with which the eligible research expenditures are associated.

The changes in this Research Tax Credit over the last three years are presented as follows:

thousands of Euros
Opening Balance Sheet Receivable as of January 1, 2015	4,340
+ Other income	5,702
- Payment received	(4,322)
- Adjustment	(18)

Closing Balance Sheet Receivable as of December 31, 2015	5,702

thousands of Euros
Opening Balance Sheet Receivable as of January 1, 2016	5,702
+ Other income	7,228
- Payment received	(5,702)
- Adjustment	—

Closing Balance Sheet Receivable as of December 31, 2016	7,228

thousands of Euros
Opening Balance Sheet Receivable as of January 1, 2017	7,228
+ Other income	9,217
- Payment received	(7,341)
- Adjustment	113

Closing Balance Sheet Receivable as of December 31, 2017	9,217

The adjustments to the amount of the receivable in 2015 reflect the penalties related to the tax inspection of the 2014 Research Tax Credit that occurred in 2015.

Following a tax inspection led by the French tax authorities during fiscal years 2012, 2013 and 2014, on July 4, 2016, the Company received a tax reassessment notification primarily affecting the Research Tax Credit. The proposed adjustment amounted to €0.9 million. After examination, the Research Tax Credit Advisory Committee (“Comité consultatif du credit d’impôt pour dépenses de recherche”) confirmed the reassessment in a decision sent to the Company on July 6, 2017. The tax administration therefore maintained the tax reassessment. In December 2017, the Company appealed to a higher tax authority, which is the last resort before potential litigation. However, the probability of obtaining tax relief is considered very low. As a result, a provision has been recorded in the consolidated financial statement as of December 31, 2017.

Note 9: Cash and Cash Equivalents

The cash and cash equivalents item is broken down as follows :

	December 31,
	2015	2016	2017
	(thousands of Euros)
Cash	178,895	146,374	32,054
Cash equivalent term deposits	144,486	110,100	105,826

Total cash and cash equivalent as reported in statement of financial position	323,381	256,473	137,880

Bank overdrafts	—	—	—

Total net cash and cash equivalents as reported in the statement of cash flow	323,381	256,473	137,880

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. They are measured using level 1 fair value measurements.

As of December 31, 2015, the cash and cash equivalents included the net proceeds received as part of our July 2015 fundraising.

Note 10: Capital

10.1 Share Capital Issued

The share capital, as of December 31, 2017, is set at the sum of €2,499,082.20. It is divided into 24,990,822 fully authorized, subscribed and paid-up shares with a nominal value of €0.10.

This number does not include share warrants (“BSA”), employee warrants (“BSPCE”), stock-options (“SO”) and performance shares (“AGA”) granted to certain investors and to certain natural persons, both employees and non-employees of the Company.

All the shares give their owners the right to a proportional share of the income and the net assets of the Company.

The table below presents the historical changes in the share capital of the Company as of December 31, 2015, 2016 and 2017:

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2015	K€	1,916.1	K€	163,876.8	19,160,661	€0.10
01/06/2015	Capital increase by issuance of common shares	K€	0.4	K€	18.9	3,750	€0.10
01/07/2015	Capital increase by issuance of common shares	K€	1.0	K€	59.0	10,000	€0.10
01/22/2015	Capital increase by incorporation of reserve	K€	3.5	K€	(3.5)	35,360	€0.10
01/30/2015	Capital increase by issuance of common shares	K€	9.8	K€	476.8	97,720	€0.10
02/03/2015	Capital increase by issuance of common shares	K€	0.8	K€	37.7	7,500	€0.10
02/13/2015	Capital increase by issuance of common shares	K€	3.8	K€	188.6	37,500	€0.10
02/17/2015	Capital increase by issuance of common shares	K€	2.0	K€	100.6	19,995	€0.10
03/04/2015	Capital increase by issuance of common shares	K€	1.0	K€	59	10,000	€0.10
03/26/2015	Capital increase by issuance of common shares	K€	5.0	K€	400	50,000	€0.10
04/07/2015	Capital increase by issuance of common shares	K€	4.0	K€	169.2	40,005	€0.10
04/09/2015	Capital increase by issuance of common shares	K€	15.0	K€	692.1	150,375	€0.10
04/28/2015	Capital increase by issuance of common shares	K€	1.4	K€	77.1	14,290	€0.10
05/05/2015	Issue of share subscription warrants	K€		K€	43
05/11/2015	Capital increase by issuance of common shares	K€	2.0	K€	100.7	20,010	€0.10
06/23/2015	Capital increase by issuance of common shares	K€	59.1	K€	27,029.4	590,543	€0.10
06/23/2015	Capital Decrease	K€	(58.6)	K€	(26,823.4)	(586,048)	€0.10
07/20/2015	Capital increase by issuance of common shares	K€	414.0	K€	254,932.9	4,140,000	€0.10
07/24/2015	Capital increase by issuance of common shares	K€	1.6	K€	79.2	15,750	€0.10
07/25/2015	Capital increase by incorporation of reserve	K€	28.6	K€	(28.6)	286,338	€0.10
07/28/2015	Capital increase by issuance of common shares	K€	1.7	K€	91.5	17,000	€0.10
09/18/2015	Capital increase by issuance of common shares	K€	0.3	K€	46.7	2,500	€0.10
10/07/2015	Capital increase by issuance of common shares	K€	4.8	K€	241.2	47,955	€0.10
12/10/2015	Capital increase by issuance of common shares	K€	1.8	K€	146.9	17,500	€0.10
12/10/2015	Issue of share subscription warrants	K€		K€	99.2
12/14/2015	Capital increase by issuance of common shares	K€	1.6	K€	69.5	16,425	€0.10
12/31/2015	Fees charged to share premium	K€		K€	(18,269.7)

	Balance as of December 31, 2015	K€	2,420.5	K€	403,910.4	24,205,129	€0.10

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2016	K€	2,420.5	K€	403,910.4	24,205,129	€0.10
01/05/16	Capital increase by issuance of common shares	K€	0.6	K€	32.7	6,495
02/16/16	Issue of share subscription warrants	K€		K€	471.1		€0.10
04/06/16	Capital increase by incorporation of reserve	K€	10.2	K€	(10.2)	101,829	€0.10
05/27/16	Capital increase by issuance of common shares	K€	0.2	K€	7.5	1,500	€0.10
06/03/16	Capital increase by issuance of common shares	K€	15.6	K€	(15.6)	156,000	€0.10
06/06/16	Capital increase by issuance of common shares	K€	6.0	K€	301.2	59,890	€0.10
06/10/16	Capital increase by issuance of common shares	K€	3.5	K€	176.0	34,985	€0.10
07/18/16	Capital increase by issuance of common shares	K€	2.0	K€	100.7	20,010	€0.10
08/21/16	Issue of share subscription warrants	K€		K€	106		€

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
08/04/16	Capital increase by issuance of common shares	K€	1.0	K€	50.4	10,020		€0.10
08/24/16	Capital increase by issuance of common shares	K€	0.7	K€	37.1	7,380		€0.10
08/30/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
08/31/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/01/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/02/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/05/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/06/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/06/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/08/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/09/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/12/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/12/16	Capital increase by issuance of common shares	K€	0.5	K€	23.1	4,590		€0.10
11/25/16	Capital increase by issuance of common shares	K€	0.6	K€	30.2	6,000		€0.10

	Balance as of December 31, 2016	K€	2,464.9	K€	405,882.5	24,648,828		€0.10

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2017	K€	2,464.9	K€	405,882.5	24,648,828		€0.10
02/03/17	Capital increase by issuance of common shares	K€	2.0	K€	100.7	20,010		€0.10
02/09/17	Issue of share subscription warrants	K€		K€	237.4		€
05/16/17	Capital increase by issuance of common shares	K€	4.0	K€	170.7	40,365		€0.10
07/12/17	Capital increase by issuance of common shares	K€	0.2	K€	8.3	1,650		€0.10
08/04/17	Capital increase by issuance of common shares	K€	0.1	K€	64.6	1,200		€0.10
09/14/17	Capital increase by issuance of common shares	K€	3.6	K€	208.2	35,925		€0.10
09/14/17	Issue of share subscription warrants	K€		K€	53.1		€
09/29/17	Capital increase by issuance of common shares	K€	0.1	K€	4.0	500		€0.10
09/30/17	Capital increase by incorporation of reserve	K€	23.1	K€	(23.1)	230,843		€0.10
10/02/17	Capital increase by issuance of common shares	K€	0.1	K€	4.0	500		€0.10
12/15/17	Capital increase by incorporation of reserve	K€	1.1	K€	(1.1)	11,001		€0.10

	Balance as of December 31, 2017	K€	2,499.1	K€	406,709.3	24,990,822		€0.10

No fees and banks commissions related to share capital increases in 2016 were posted in deduction of the share premium. In 2015, the fees and banks commissions related to share capital increases were €18.3 million.

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

Initial public offering on the NASDAQ Global Market

On October 22, 2014, the Company announced the pricing of its global offering of 2,673,641 common shares, of which 2,138,913 ordinary shares represented by 4,277,826 ADSs at the subscription price of $ 21.64 per ADS, as part of a public offering conducted in the United States, Canada and some countries outside of France, and 534,728 common shares at a price of € 34 per share, under a concurrent private placement conducted by leaders banks and international sales agents in France and in some countries outside the United States and Canada.

As part of the initial public offering completed in October 2014, share capital increased by the issuance of 3,074,686 shares €(307,468) with a corresponding increase of €93,403,561 in share premium (€104,231,855 gross, or €93,403,561 net after deduction of fees and expenses for €10,828,294.23).

10.2 Share Warrants and Employee Warrants

The Company has issued share warrants (BSAs), employee warrants (BSPCEs), performance shares (AGAs) and stock-options (SO) as follows:

Date	Type	Number of warrants issued as of 12/31/2015	Number of warrants null and void as of 12/31/2015	Number of warrants null and outstanding as of 12/31/2015	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	859	12,885	€4.33
01/21/2009	BSA/BSPCE	16,380	—	4,041	60,615	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	730	10,950	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	13,465	201,975	€5.13
11/22/2011	BSA/BSPCE	11,377	—	2,509	37,635	€5.13
01/17/2012	BSA	89,835	—	89,835	89,835	€5.13
04/02/2012	AGA	669,796	1,860	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	10,000	10,000	€8.59
11/28/2012	AGA	35,360	—	—	—	€—
07/25/2013	BSA	73,000	—	13,000	13,000	€8.10
09/12/2013	AGA	501,500	113,333	101,829	101,829	€—
09/18/2013	SO	518,000	47,000	471,000	471,000	€7.57
06/03/2014	BSA	10,000	—	5,000	5,000	€18.79
06/03/2014	AGA	186,000	30,000	156,000	156,000	€—
06/03/2014	SO	75,000	—	75,000	75,000	€19.01
03/24/2015	BSA	10,000	—	10,000	10,000	€43.00
06/23/2015	SO	120,000	—	120,000	120,000	€48.90
09/30/2015	AGA	708,500	—	708,500	708,500	€—
11/19/2015	SO	195,000	—	195,000	195,000	€66.06
11/19/2015	BSA	22,500	7,500	15,000	15,000	€66.06
12/15/2015	AGA	42,000	—	42,000	42,000	€—

Total		3,496,206	207,794	2,033,768	2,336,224

Date	Type	Number of warrants issued as of 12/31/2016	Number of warrants null and void as of 12/31/2016	Number of warrants null and outstanding as of 12/31/2016	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	859	12,885	€4.33
01/21/2009	BSA/BSPCE	16,380	—	2,997	44,955	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	730	10,950	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	10,440	156,600	€5.13
11/22/2011	BSA/BSPCE	11,377	—	2,509	37,635	€5.13
01/17/2012	BSA	89,835	—	—	—	€5.13
04/02/2012	AGA	669,796	1,860	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	10,000	10,000	€8.59
11/28/2012	AGA	35,360	—	—	—	€—

Date	Type	Number of warrants issued as of 12/31/2016	Number of warrants null and void as of 12/31/2016	Number of warrants null and outstanding as of 12/31/2016	Maximum number of shares to be issued	Strike price per share
07/25/2013	BSA	73,000	—	13,000	13,000	€8.10
09/12/2013	AGA	501,500	113,333	—	—	€—
09/18/2013	SO	518,000	47,000	471,000	471,000	€7.57
06/03/2014	BSA	10,000	—	5,000	5,000	€18.79
06/03/2014	AGA	186,000	30,000	—	—	€—
06/03/2014	SO	75,000	—	40,000	40,000	€19.01
03/24/2015	BSA	10,000	—	10,000	10,000	€43.00
06/23/2015	SO	120,000	—	120,000	120,000	€48.90
09/30/2015	AGA	708,500	13,000	695,500	695,500	€—
11/19/2015	SO	195,000	25,000	170,000	170,000	€66.06
11/19/2015	BSA	22,500	7,500	15,000	15,000	€66.06
12/15/2015	AGA	42,000	6,000	36,000	36,000	€—
12/15/2015	BSA	90,000	16,500	73,500	73,500	€64.14
01/04/2016	SO	75,000	—	75,000	75,000	€65.68
04/06/2016	AGA	63.750	5,000	58,750	58,750	€—
04/21/2016	SO	33,000	—	33,000	33,000	€62.82
05/02/2016	SO	22,000	—	22,000	22,000	€59.04
06/21/2016	SO	110,000	—	110,000	110,000	€53.96
06/21/2016	BSA	20,000	—	20,000	20,000	€52.97
06/21/2016	AGA	208,000	—	208,000	208,000	€—
08/01/2016	SO	10,000	—	10,000	10,000	€62.24
09/15/2016	SO	9,300	—	9,300	9,300	€62.80
10/17/2016	SO	16,500	—	16,500	16,500	€64.39
10/27/2016	AGA	15,000	—	15,000	15,000	€—
11/15/2016	SO	8,300	—	8,300	8,300	€68.33
12/09/2016	SO	74,960	—	74,960	74,960	€69,75
12/09/2016	AGA	23,600	—	23,600	23,600	€—

Total		4,275,616	273,294	2,360,945	2,606,435

Date	Type	Number of warrants issued as of 12/31/2017	Number of warrants null and void as of 12/31/2017	Number of warrants null and outstanding as of 12/31/2017	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	—	—	€4.33
01/21/2009	BSA/BSPCE	16,380	—	—	—	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	—	—	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	8,996	134,940	€5.13
11/22/2011	BSA/BSPCE	11,377	—	2,509	37,635	€5.13
01/17/2012	BSA	89,835	—	—	—	€5.13
04/02/2012	AGA	669,796	1,860	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	7,500	7,500	€8.59
11/28/2012	AGA	35,360	—	—	—	€—
07/25/2013	BSA	73,000	—	9,500	9,500	€8.10
09/12/2013	AGA	501,500	113,333	—	—	€—
09/18/2013	SO	518,000	47,000	471,000	471,000	€7.57
06/03/2014	BSA	10,000	—	2,500	2,500	€18.79
06/03/2014	AGA	186,000	30,000	—	—	€—
06/03/2014	SO	75,000	—	40,000	40,000	€19.01
03/24/2015	BSA	10,000	—	10,000	10,000	€43.00

Date	Type	Number of warrants issued as of 12/31/2017	Number of warrants null and void as of 12/31/2017	Number of warrants null and outstanding as of 12/31/2017	Maximum number of shares to be issued	Strike price per share
06/23/2015	SO	120,000	—	120,000	120,000	€48.90
09/30/2015	AGA	708,500	23,000	454,657	454.657	€—
11/19/2015	SO	195,000	25,000	170,000	170,000	€66.06
11/19/2015	BSA	22,500	7,500	15,000	15,000	€66.06
12/15/2015	AGA	42,000	9,000	21,999	21,999	€—
12/15/2015	BSA	90,000	16,500	73,500	73,500	€64.14
01/04/2016	SO	75,000	—	75,000	75,000	€65.68
04/06/2016	AGA	63.750	6,250	57,500	57,500	€—
04/21/2016	SO	33,000	—	33,000	33,000	€62.82
05/02/2016	SO	22,000	—	22,000	22,000	€59.04
06/21/2016	SO	110,000	7,500	101,300	101,300	€53.96
06/21/2016	BSA	20,000	—	20,000	20,000	€52.97
06/21/2016	AGA	208,000	—	208,000	208,000	€—
08/01/2016	SO	10,000	—	10,000	10,000	€62.24
09/15/2016	SO	9,300	—	9,300	9,300	€62.80
10/17/2016	SO	16,500	7,200	9,300	9,300	€64.39
10/27/2016	AGA	15,000	—	15,000	15,000	€—
11/15/2016	SO	8,300	—	8,300	8,300	€68.33
12/09/2016	SO	74,960	2,000	72,000	72,000	€69,75
12/09/2016	AGA	23,600	1,900	21,700	21,700	€—
12/09/2016	BSA	59,000	24,992	34,008	34,008	€69.75
12/15/2016	SO	1,100	—	1,100	1,100	€69.35
01/16/2017	SO	19,100	—	19,100	19,100	€66.11
03/14/2017	AGA	22,500	2,500	20,000	20,000	€—
03/15/2017	SO	7,200	—	7,200	7,200	€66.25
04/18/2017	SO	16,500	—	16,500	16,500	€60.77
04/20/2017	AGA	24,000	—	24,000	24,000	€—
06/15/2017	SO	126,000	7,500	118,500	118,500	€59.05
06/15/2017	SO	111,600	—	111,600	111,600	€60.54
06/15/2017	BSA	9,000	—	9,000	9,000	€59.05
07/17/2017	SO	30,900	—	30,900	30,900	€71.61
09/15/2017	SO	52,600	—	52,600	52,600	€74.22
12/05/2017	SO	625,200	—	625,200	625,200	€39.00
12/15/2017	SO	8,300	—	8,300	8,300	€38.08

Total		5,388,616	341,196	3,148,469	3,309,539

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

As of December 31, 2017, the Company had two advance contracts with OSEO Innovation. These advances are 100% repayable at their nominal value in the event of technical and/or commercial success and do not bear interest.

The Company also benefited from a third grant from BpiFrance Financement in November 2014.

The agreement with COFACE terminated on December 31, 2016, generating an exceptional income of €146 thousand corresponding to allowances which could not be reimbursed along with Company takings, and which therefore remain acquitted to the Company.

Based on the actual reimbursement schedules, the portion of the conditional advances for terms longer than one year is classified as non-current liabilities, while the portion for terms of less than one year is classified as current liabilities.

The table below presents the details of the debts recorded on the Consolidated Statements of Financial Position by the type of conditional advance:

	3rd OSEO contract	4th OSEO contract	BPI advance	COFACE	Total
Balance sheet debt at start of period 01/01/2015	507	805	2,584	151	4,047
Receipts	—	865	—	—	865
Repayments	(192)	—	—	—	(192)
Other transactions	3	(2)	82	5	89

Balance sheet debt as at 12/31/2015	318	1,669	2,666	156	4,809
Of which - non-current portion					4,681
Of which - current portion					128
Stated interest rate	No	2,05%	No	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.20%	4.25%
Maturity (in years)	0-3	7-9	2-7	0

	3rd OSEO contract	4th OSEO contract	BPI advance	COFACE	Total
Balance sheet debt at start of period 01/01/2016	318	1,669	2,666	156	4,809
Receipts	—	—	—	—	—
Repayments	(128)	—	—	(147)	(275)
Other transactions	2	16	85	(9)	95

Balance sheet debt as at 12/31/2016	192	1,684	2,751	—	4,628
Of which - non-current portion					4,049
Of which - current portion					578
Stated interest rate	No	2,05%	No	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.20%	4.25%
Maturity (in years)	0-3	7-9	2-7	0

	3rd OSEO contract	4th OSEO contract	BPI advance	Total
Balance sheet debt at start of period 01/01/2017	192	1,684	2,751	4,628
Receipts	—	—	—	—
Repayments	(128)	—	(450)	(578)
Other transactions	1	16	84	101

Balance sheet debt as at 12/31/2017	64	1,700	2,386	4,150

Of which - non-current portion				1,825
Of which - current portion				2,325
Stated interest rate	No	2,05%	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.2%
Maturity (in years)	0-3	7-9	2-7

The changes appearing in “Other transactions” are comprised of the effect of discounting conditional advances.

Third OSEO Advance

In 2011, the Company was notified by OSEO Innovation of a new grant in the form of a conditional advance of up to €640,000 to finance the development of its program to treat the allergy to proteins in cow’s milk.

The amount of the assistance was paid as follows:

•	€256,000 after the contract was signed (payment was received in 2011);

•	€256,000 from June 30, 2012 upon a call for funds (payment was received in 2013);

•	the balance of €128,000 after confirmation of the end of the program notified on December 31, 2013 (payment was received in 2014).

In the event of technical or commercial success of the program, the repayment schedule will be the following:

•	Four quarterly repayments of €64,000 each starting no later than September 30,2014;

•	Twelve quarterly repayments of €32,000 each starting no later than September 30,2015.

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

Fourth OSEO Advance

In 2013, OSEO has provided assistance in the form of conditional advances for €3,206,162 to the Company as part of a collaborative research and clinical development in mite allergy in young children. ImmunaVia, the program, will be funded according to the following schedule, subject to the progress of the program:

•	€903,500 paid in April 2013;

•	€903,500 in October 2014 (funds which were to be paid in October 2014 were finally received on January 22, 2015 for an amount of €864,989);

•	€918,000 in October 2015 (not received);

•	€481,162 in April 2018 (not received).

The funds that the Company actually received amounts to €1,768,489.

Such conditional advance bears interest at an annual rate of 2.05%. In case of technical or commercial success of the project, the repayment schedule, for a total amount of €3,750,000 (including interest), is as follows:

•	€400,000 on or before June 30, 2021;

•	€800,000 on or before June 30, 2022;

•	€1,100,000 no later than June 30, 2023;

•	€1,450,000 no later than June 30, 2024.

Following the defection of a sponsor, the Immunavia project was interrupted in September 2017. The Company is required to reimburse the remaining amounts of conditional advances. The reimbursment schedule is currently under discussion with BpiFrance (previously named OSEO). As a consequence, the €1.7 million is presented as current financial liabilities.

BpiFrance Financement Interest-Free Loan

In 2014, BpiFrance Financement granted an interest-free Innovation loan of €3,000,000 to DBV Technologies to help financing the pharmaceutical development of Viaskin Milk. This amount was received in a single disbursement on November 27, 2014.

The planned repayment is scheduled in 20 quarterly repayments of €150,000 each, starting on June 30, 2017.

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

The agreement with COFACE was terminated on December 31, 2016, and has generated in 2016 an income of €146 thousand corresponding to the remaining amount of the advance, which will not be refunded.

11.2 Other non-current liabilities

Other non-current liabilities mainly include non-current part of deferred revenue from the collaboration agreement the Company entered into with Nestlé Healthcare, which amounted to €7.0 million as of December 31, 2017. More marginally, non-current liabilities also included the non-current part of deferred revenue from free-rent amounts deferred over Montrouge premises’ lease term and the non-current part of the accrual for employers’ contribution on free share plans.

11.3 Due Dates of the Financial Liabilities and other non-current liabilities

Due dates of the financial liabilities recognized as of December 31, 2015:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(thousands of Euros)
Non-current conditional advances	4,681	—	2,378	2,302
Non-current financial rent debts	12	—	12	—
Current conditional advances	128	128	—	—
Current financial rent debts	21	21	—	—
Supplier accounts payable and related payables	10,034	10,034	—	—

Total financial liabilities	14,876	10,183	2,391	2,302

Due dates of the financial liabilities recognized as of December 31, 2016:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(thousands of Euros)
Non-current conditional advances	4,049	—	2,531	1,518
Non-current financial rent debts	—	—	—	—
Other non-current liabilities	10,746	—	10,370	377
Current conditional advances	578	578	—	—
Current financial rent debts	12	12	—	—
Other current liabilities	14,692	14,692	—	—
Supplier accounts payable and related payables	13,720	13,720	—	—

Total financial liabilities	43,798	29,003	12,900	1,895

Due dates of the financial liabilities recognized as of December 31, 2017:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(thousands of Euros)
Non-current conditional advances	1,825	—	1,825	—
Non-current financial rent debts	—	—	—	—
Other non-current liabilities	8,869	—	8,421	448
Current conditional advances	2,325	2,325	—	—
Current financial rent debts	—	—	—	—
Other current liabilities	15,751	15,751	—	—
Supplier accounts payable and related payables	16,941	16,941	—	—

Total financial, current and non-current liabilities	45,711	35,017	10,246	448

As detailed in Note 13, other current liabilities mainly include social security and current part of deferred revenues from the collaboration agreement with Nestlé Healthcare as well as subsidies and conditional advances.

Note 12: Non-Current Provisions

	December 31,
	2015	2016	2017
	(thousands of euros)
Pension retirement obligations	490	853	1,260

Total	490	853	1,260

Commitments for Compensation Payable to Employees Upon Their Retirement

thousands of Euros
As of January 1, 2015	(531)
Costs of services rendered (operating expense)	(116)
Interest expense (finance expense)	(9)
Benefit paid
Actuarial gains	166

As of December 31, 2015	(490)

Costs of services rendered (operating expense)	(104)
Interest expense (finance expense)	(10)
Benefit paid	—
Actuarial losses	(249)

As of December 31, 2016	(853)

Costs of services rendered (operating expense)	(219)
Interest expense (finance expense)	(11)
Benefit paid	—
Actuarial losses	(177)

As of December 31, 2017	(1,260)

As part of the estimation of the retirement commitments, the following assumptions were used for all categories of employees:

	December 31,
	2015	2016	2017
% social security contributions	50.0%	50.0%	50.0%
Salary increases	2.0%	2.0%	2.0%
Discount rate	2.08%	1.31%	1.30%

Assumptions for the years ended December 31, 2015 and 2016:

•	Retirement age: 65 years old;

•	Terms of retirement: voluntary retirement;

•	Life table: INSEE 2010;

•	Collective agreement: Convention Collective Nationale de l’Industrie Pharmaceutique (National Collective Agreement in the Pharmaceutical Industry);

•	Turn-over of the personnel declining with age.

Assumptions for the years ended December 31, 2017:

•	Retirement age: 65 years old;

•	Terms of retirement: voluntary retirement;

•	Life table: TGH05-TGF05;

•	Collective agreement: Convention Collective Nationale de l’Industrie Pharmaceutique (National Collective Agreement in the Pharmaceutical Industry);

•	Turn-over of the personnel declining with age.

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

13.2 Other Current Liabilities

	December, 31
	2015	2016	2017
	(thousands of Euros)
Social security	4,464	10,794	12,094
Tax liabilities	388	504	428
Other debts	195	146	440
Deferred revenues	791	3,248	2,789

Total	5,838	14,692	15,751

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

2015	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (3)	Loans and receivables (1)	Debt At amortized cost (2)	Fair value
Financial assets
Long-term financial assets	2,711	1,365	1,346	—	2,711
Customer accounts receivables and related receivables	—	—	—	—	—
Other current financial assets	333	—	333	—	333
Cash and cash equivalents	323,381	323,381	—	—	323,381

Total financial assets	326,425	324,746	1,679	—	326,425

Financial liabilities
Long-term conditional advances	4,681	—	—	4,681	4,681
Long term financial rent debt	12	—	—	12	12
Short-term conditional advances	128	—	—	128	128
Short term financial rent debt	21	—	—	21	21
Account payable and other liabilities	15,872	—	—	15,872	15,872

Total financial liabilities	20,714	—	—	20,714	20,714

2016	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (3)	Loans and receivables (1)	Debt At amortized cost (2)	Fair value
Financial assets
Long-term financial assets	2,745	1,310	1,435	—	2,745
Customer accounts receivables and related receivables	1,250	—	1,250	—	1,250
Other current financial assets	516	—	516	—	516
Cash and cash equivalents	256,473	256,473	—	—	256,473

Total financial assets	260,985	257,783	3,202	—	260,985

Financial liabilities
Long-term conditional advances	4,049	—	—	4,049	4,049
Long term financial rent debt	—	—	—	—	—
Other long-term liabilities	10,746	—	—	10,746	10,746
Short-term conditional advances	578	—	—	578	578
Short term financial rent debt	12	—	—	12	12
Other short-term liabilities	14,692	—	—	14,692	14,692
Account payable and other liabilities	13,720	—	—	13,720	13,720

Total financial liabilities	43,798	—	—	43,798	43,798

2017	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (3)	Loans and receivables (1)	Debt At amortized cost (2)	Fair value
Financial assets
Long-term financial assets	3,012	1,333	1,679	—	3,012
Customer accounts receivables and related receivables	1,265	—	1,265	—	1,265
Other current financial assets	378	—	378	—	378
Cash and cash equivalents	137,880	137,880	—	—	137,880

Total financial assets	142,534	139,213	3,321	—	142,534

Financial liabilities
Long-term conditional advances	1,825	—	—	1,825	1,825
Long term financial rent debt	—	—	—	—	—
Other long-term liabilities	8,869	—	—	8,869	8,869
Short-term conditional advances	2,325	—	—	2,325	2,325
Short term financial rent debt	—	—	—	—	—
Other short-term liabilities	15,751	—	—	15,751	15,751
Account payable and other liabilities	16,941	—	—	16,941	16,941

Total financial liabilities	45,711	—	—	45,711	45,711

(1)	The fair value of “loans and receivables” corresponds to the value reported in the Consolidated Statements of Financial Position (value at the transaction date and then tested for impairment on each reporting date).
(2)	The book amount of financial liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.
(3)	The fair value of financial assets held for trading is determined based on Level 1 fair value measurements and corresponds to the market value of the assets.

Note 15: Operating Income

The operating income is broken down in the following manner:

	December 31,
	2015	2016	2017
	(thousands of Euros)
Revenues	202	—	—
Research tax credit	5,685	7,228	9,330
Subsidies	279	303	271
Other operating income	—	1,554	2,308

Total	6,166	9,084	11,909

The revenues of the Company are composed of the sales of Diallertest® products whose commercialization was discontinued on September 1, 2015.

As of December 31, 2016 and 2017, the Company also recorded as other income a portion of the upfront fee and milestones agreed under the contract with Nestlé which are deferred over the performance obligation. As of December 31, 2017, we had recorded deferred revenue of €9.5 million related to our collaboration with Nestlé Health Science, which will be deferred and recognized ratably over the service obligation period. We expect the service obligation period to be completed in the second half of 2021.

Note 16: Operating Expenses

The research and development expenses are broken down as follows:

	December 31,
Research and development expenses	2015	2016	2017
	(thousands of Euros)
Personnel expenses	13,268	32,777	37,112
Sub-contracting, collaboration, and consultants	15,325	34,413	54,397
Research supplies	911	1,234	1,464
Rental	1,094	1,903	2,018
Conferences, travel expenses	1,233	2,387	2,807
Depreciation and amortization	1,000	1,141	2,424
Small equipments and other supplies	795	2,675	2,646
Others	608	2,298	2,364

Total research and development expenses	34,234	78,828	105,232

The sales and marketing expenses are broken down as follows:

	December 31,
Sales and marketing expenses	2015	2016	2017
	(thousands of Euros)
Personnel expenses	133	4,954	6,976
Fees	339	4,447	2,480
Marketing, tradeshows and travel expenses	20	1,393	5,984
Others	—	487	384

Total sales and marketing expenses	491	11,282	15,824

By nature, the breakdown of general and administrative expenses is as follows:

	December 31,
General and administrative expenses	2015	2016	2017
	(thousands of Euros)
Personnel expenses	8,768	22,613	19,742
Fees	4,234	7,701	10,347
Rental	305	501	584
Insurance policies	1,239	1,853	1,367
Corporate communication and travel expenses	1,010	1,136	1,599
Depreciation and amortization	74	181	422
Others	1,229	1,020	1,776

Total general and administrative expenses	16,859	35,005	35,837

Personnel Expenses

The Company had 242 employees at December 31, 2017, in comparison with 164 employees at December 31, 2016 and 91 employees at December 31, 2015.

The personnel expenses are broken down as follows:

	December 31,
	2015	2016	2017
	(thousands of Euros)
Wages and salaries	7,243	14,651	22,451
Social security contributions	3,193	3,903	7,157
Expenses for pension commitments	116	982	1,583
Employer contribution to bonus shares	1,198	6,456	1,857
Share-based payments	10,419	34,353	30,781

Total	22,168	60,345	63,830

The increase in personnel charges is partly due to the growth of the Company’s employees and the increase of the share-based payments linked to the global plans put in place during the second semester of 2015 and in 2016 (see Note 17).

Note 17: Share-Based Payments

The Board of Directors has been authorized by the general meeting of the shareholders to grant employee warrants (Bons de Souscription de Parts de Créateur d’Entreprise or “BSPCE”) and (Bons de Souscription d’Actions or “BSA”), Free shares and to implement share options plans as follows:

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 2,296 BCEX (“BCEX”);

•	With the authorization of the General Meeting of Shareholders on June 14, 2007, December 16, 2010 and December 9, 2011, the board of Directors issued 194,552 BSA (“BSA”).

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 10,716 BSA (“BSA2”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 5,358 BCE (“BCE4”);

•	With the authorization of the General Meeting of Shareholders on December 16, 2010, the Board of Directors issued 19,377 BSA (“BSA2010”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 2,131 BSA (“BSAX”);

•	With the authorization of the General Meeting of Shareholders on December 16, 2010, the Board of Directors issued 34,039 BSPCE (“BSPCE2010”);

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the Board of Directors issued 518,000 options (“OPTIONS 2013”);

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the Board of Directors issued 1,340,737 Free shares (“Free shares”).

•	With the authorization of the General Meeting of Shareholders on June 4, 2013, the Board of Directors issued 73,000 BSA

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 20,000 BSA

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 918,960 options;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 186,000 free shares;

•	With the authorization of the General Meeting of Shareholders on June 23, 2015, the Board of Directors issued 88,500 BSA

•	With the authorization of the General Meeting of Shareholders on September 21, 2015, the Board of Directors granted 1,107,350 Free shares which 241,844 have been issued as of December 31,2017.

•	With the authorization of the General Meeting of Shareholders on June 21, 2016, the Board of Directors issued 54,008 BSA

•	With the authorization of the General Meeting of Shareholders on June 15, 2017, the Board of Directors issued 9,000 BSA

•	With the authorization of the General Meeting of Shareholders on June 15, 2017, the Board of Directors issued 828,600 options.

17.1 BSA

Date of Grant 12/07/2007

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSA on the first anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the second anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the third anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 01/17/2012

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 89,835 BSA (all the BSA) on January 17, 2016; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 09/25/2012

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 30,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 07/25/2013

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 73,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/03/2014

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 10,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 24/03/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 10,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 19/11/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 15,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 15/12/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 73,500 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/21/2016

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 20,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 12/09/2016

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 34,008 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/15/2017

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 9,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Details of BSA

Date of grant (Board of Directors)	12/07/2007	12/07/2007	12/07/2007	12/07/2007	01/17/2012	01/17/2012	01/17/2012	01/17/2012
Vesting period (years)	1	2	3	4	1	2	3	4
Plan expiration date	12/08/2017	12/08/2017	12/08/2017	12/08/2017	01/17/2022	01/17/2022	01/17/2022	01/17/2022
Number of BSA granted	431	431	428	427	22,459	22,459	22,459	22,458
Share entitlement per BSA(1)	15	15	15	15	1	1	1	1
Exercise price (in euros)	65	65	65	65	5.13	5.13	5.13	5.13
Valuation method used	Black - Scholes
Grant date share fair value (in euros)	65	65	65	65	5.13	5.13	5.13	5.13
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%

Average life of BSA (in years)	4.5	5.0	5.5	6.0	5.5	6.0	6.5	7.0
Discount rate(2)	4.06%	4.09%	4.09%	4.10%	2.33%	2.33%	2.61%	2.61%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSA (in euros)	22.18	23.62	24.95	26.22	2.05	2.14	2.26	2.34

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Date of grant (Board of Directors)	09/25/2012	09/25/2012	09/25/2012	09/25/2012	07/25/2013	06/03/2014
Vesting period (years)	1	2	3	4	0	0
Plan expiration date	09/25/2022	09/25/2022	09/25/2022	09/25/2022	07/25/2023	06/03/2024
Number of BSA granted	7 500	7 500	7 500	7 500	73 000	10 000
Share entitlement per BSA	1	1	1	1	1	1
Exercise price (in euros)	8.59	8.59	8.59	8.59	8.1	18.79
Valuation method used	Black - Scholes
Grant date share fair value (in euros)	8.4	8.4	8.4	8.4	8.15	19.01
Expected volatility	40%	40%	40%	40%	40%	40%
Average life of BSA (in years)	5.5	6.0	6.5	7.0	5.0	5.0
Discount rate(1)	1.21%	1.21%	1.53%	1.53%	1.16%	0.71%
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA
Fair value per BSA (in euros)	2.29	2.43	2.61	2.74	2.18	4.98

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Date of grant (Board of Directors)	03/24/2015	11/19/2015	12/15/2015	06/21/2016
Vesting period (years)
Plan expiration date	03/24/2025	11/19/2025	12/15/2015	06/21/2016
Number of BSA granted	10,000	15,000	90,000 (1)	20,000
Share entitlement per BSA	1	1	1	1
Exercise price (in euros)	43.00	66.06	64,14	52.97
Valuation method used	Black - Scholes
Grant date share fair value (in euros)	43	66.06	42.61	61.25
Expected volatility	36%	50.91%	51%	47%
Average life of BSA (in years)	5.0	5.0	5.0	5.0
Discount rate(1)	0.68%	0.81%	-0.09%	-0.41%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BSA (in euros)	9.90	22.60	7.28	21.59

Date of grant (Board of Directors)	12/09/2016	06/15/2017
Vesting period (years)	0	0
Plan expiration date	12/09/2026	06/15/2027
Number of BSA granted	59,000	9,000
Share entitlement per BSA	1	1
Exercise price (in euros)	69.75	59.05
Valuation method used	Black - Scholes
Grant date share fair value (in euros)	63.18	73.32
Expected volatility	40%	39%
Average life of BSA (in years)	5.0	5.0
Discount rate(1)	-0.04%	-0.12%
Expected dividends	0%	0%
Performance conditions	NA	NA
Fair value per BSA (in euros)	12.94	24.02

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Change in Number of BSA Outstanding

	Year ended December 31,
Number of BSA	2015	2016	2017
Balance at beginning of period	196,480	143,694	147,359
Granted during the period	25,000	93,500	68,000
Forfeited during the period	—	—	24,902
Exercised during the period	77,786	89,835	9,359
Expired during the period	—	—	—
Balance at end of period	143,694	147,359	181,008

Breakdown of the Closing Balance

	Year ended December 31,
	2015		2016		2017
Number of BSA	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA2010 with exercise price of €65	859	859	859	859	—	—
BSA2010 with exercise price of €5.13	89,835	—	—	—	—	—
BSA2010 with exercise price of €8.59	10,000	10,000	10,000	10,000	7,500	7,500
BSA2010 with exercise price of €8.10	13,000	13,000	13,000	13,000	9,500	9,500
BSA2010 with exercise price of €18.79	5,000	5,000	5,000	5,000	2,500	2,500
BSA with exercise price of €43.00	10,000	10,000	10,000	10,000	10,000	10,000
BSA with exercise price of €66.06	15,000	15,000	15,000	15,000	15,000	15,000
BSA with exercise price of €64.14	—	—	73,500	73,500	73,500	73,500
BSA with exercise price of €52.97	—	—	20,000	20,000	20,000	20,000
BSA with exercise price of €69.75	—	—	—	—	34,008	34,008
BSA with exercise price of €59.05	—	—	—	—	9,000	9,000
Total	143,694	53,859	147,359	147,359	181,008	181,008

17.3 BSA 2

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 4,822 BSA on the date of grant;

•	up to 2,680 BSA on the first anniversary of the date of grant;

•	up to 1,072 BSA on the second anniversary of the date of grant;

•	up to 1,072 BSA on the third anniversary of the date of grant;

•	up to 1,070 BSA on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BSA2 warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BSA2

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	01/21/2009	01/21/2009
Vesting period (years)	0	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	01/20/2019
Number of BSA2 granted	4,822	2,680	1,072	1,072	1,070
Share entitlement per BSA2(1)	15	15	15	15	15
Exercise price (in euros)	65	65	65	65	65
Valuation method used	Black - Scholes
Grant date share fair value (in euros)	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%
Average life of BSA2 (in years)	5.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.71%	2.98%	2.98%	3.11%
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA
Fair value per BSA2 (in euros)	29.05	30.32	31.89	33.05	33.45

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA2 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA2 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2.

Change in Number of BSA 2 Outstanding

	Year ended December 31
Number of BSA2	2015	2016	2017
Balance at beginning of period	8,049	—	—
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	8,049	—	—
Expired during the period	—	—	—
Balance at end of period	—	—	—

Breakdown of the Closing Balance

Year ended December 31,
	2015		2016		2017
Number of BSA2	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA2 with exercise price of €65	—	—	—	—	—	—
Total	—	—	—	—	—	—

17.4 BCE 4

The BCE4 may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 2,411 BCE4 on the date of grant;

•	up to 1,340 BCE4 on the first anniversary of the date of grant;

•	up to 536 BCE4 on the second anniversary of the date of grant;

•	up to 536 BCE4 on the third anniversary of the date of grant;

•	up to 535 BSA on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BCE4 warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BCE4

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	01/21/2009	01/21/2009
Vesting period (years)	0	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	01/20/2019
Number of BCE4 granted	2,411	1,340	536	536	535
Share entitlement per BCE4(1)	15	15	15	15	15
Exercise price (in euros)	65	65	65	65	65
Valuation method used	Black - Scholes
Grant date share fair value (in euros)	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%
Average life of BCE4 (in years)	5.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.71%	2.98%	2.98%	3.11%
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA
Fair value per BCE4 (in euros)	29.06	30.33	31.90	33.06	34.35

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BCE4 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BCE4 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCE4.

Change in Number of BCE4 Outstanding

	Year ended December 31,
Number of BCE4	2015	2015	2016
Balance at beginning of period	5,358	2,691	2,691
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	2,667	—	2,691
Expired during the period	—	—	—
Balance at end of period	2,691	2,691	—

Breakdown of the Closing Balance

	Year ended December 31,
	2015		2016		2017
Number of BCE4	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BCE4 with exercise price of €65	2,691	2,691	2,691	2,691	—	—
Total	2,691	2,691	2,691	2,691	—	—

17.5 BSA2010

Date of Grant 01/28/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 2,510 BSA on the 12/23/2011;

•	up to 2,510 BSA on the 12/23/2012;

•	up to 2,510 BSA on the 12/23/2013;

•	up to 2,509 BSA on the 12/23/2014; and

•	at the latest before the 01/28/2021.

Date of Grant 06/24/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSA on the 12/23/2011;

•	up to one fourth (1/4) of the BSA on the 12/23/2012;

•	up to one fourth (1/4) of the BSA on the 12/23/2013;

•	up to one fourth (1/4) of the BSA on the 12/23/2014; and

•	at the latest before the 11/22/2021.

Date of Grant 11/22/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 335 BSA on the 11/22/2012;

•	up to 335 BSA on the 11/22/2013;

•	up to 334 BSA on the 11/22/2014;

•	up to 334 BSA on the 11/22/2015; and

•	at the latest before the 11/22/2021.

Details of BSA2010

Date of grant (Board of Directors)	01/28/2011	01/28/2011	01/28/2011	01/28/2011	06/24/2011	06/24/2011	06/24/2011	06/24/2011
Vesting period (years)	0.9	1.9	2.9	3.9	0.5	1.5	2.5	3.5
Plan expiration date	01/27/2021	01/27/2021	01/27/2021	01/27/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BSA2010 granted	2,510	2,510	2,510	2,509	2,000	2,000	2,000	2,000
Share entitlement per BSA2010(1)	15	15	15	15	15	15	15	15
Exercise price (in euros)	77	77	77	77	77	77	77	77

Date of grant (Board of Directors)	01/28/2011	01/28/2011	01/28/2011	01/28/2011	06/24/2011	06/24/2011	06/24/2011	06/24/2011
Valuation method used	Black - Scholes				Black - Scholes
Grant date share fair value (in euros)	77	77	77	77	77	77	77	77
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BSA2010 (in years)	5.5	6.0	6.5	7.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.70%	2.82%	2.82%	3.04%	2.55%	2.68%	2.68%	2.87%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSA2010 (in euros)	31.33	32.90	34.23	35.84	31.15	32.70	34.02	35.57

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA2010 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA2010 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2010.

Date of grant (Board of Directors)	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Vesting period (years)	1.0	2.0	3.0	4.0
Plan expiration date	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BSA2010 granted	335	335	334	334
Share entitlement per BSA(1)	15	15	15	15
Exercise price (in euros)	77	77	77	77
Valuation method used	Black - Scholes
Grant date share fair value (in euros)	77	77	77	77
Expected volatility	40%	40%	40%	40%
Average life of BSA (in years)	5.5	6.0	6.5	7.0
Discount rate(2)	2.23%	2.60%	2.60%	2.85%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BSA (in euros)	30.70	32.58	33.89	35.54

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSA2010 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA2010 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2010.

Change in Number of BSA2010 Outstanding

	Year ended December 31,
Number of BSA	2015	2016	2017
Balance at beginning of period	8,334	1,044	610
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	7,290	434	110
Expired during the period	—	—	—
Balance at end of period	1,044	610	500

Breakdown of the Closing Balance

	Year ended December 31,
	2015		2016		2017
Number of BSA2010	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA2010 with exercise price of €77	1,044	1,044	610	610	500	500
Total	1,044	1,044	610	610	500	500

17.6 BSAX

Date of Grant 01/21/2009 and 06/25/2010

The BSAX may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSAX on the first anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the second anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the third anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BSAX warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BSAX

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	01/21/2009	06/25/2010	06/25/2010	06/25/2010	06/25/2010
Vesting period (years)	1	2	3	4	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	06/24/2020	06/24/2020	06/24/2020	06/24/2020
Number of BSAX granted	77	77	77	75	457	457	456	455
Share entitlement per BSAX(1)	15	15	15	15	15	15	15	15
Exercise price (in euros)	65	65	65	65	65	65	65	65
Valuation method used	Black - Scholes
Grant date share fair value (in euros)	70	70	70	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BSAX (in years)	5.5	6.0	6.5	7.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.98%	2.98%	3.11%	2.04%	2.23%	2.23%	2.50%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSAX (in euros)	30.32	31.89	33.05	33.45	29.47	30.88	31.99	33.44

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BSAX warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSAX plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSAX.

Change in Number of BSAX Outstanding

	Year ended December 31,
Number of BSAX	2015	2016	2017
Balance at beginning of period	2,131	1,036	1,036
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	1,095	—	1,036
Expired during the period	—	—	—
Balance at end of period	1,036	1,036	—

Breakdown of the Closing Balance

	Year ended December 31,
	2014		2015		2016
Number of BSAX	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSAX with exercise price of €65	1,036	1,036	1,036	1,036	—	—
Total	1,036	1,036	1,036	1,036	—	—

17.7 BCE2010

Date of Grant 06/24/2011

The BCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BCE on the 12/23/2011;

•	up to one fourth (1/4) of the BCE on the 12/23/2012;

•	up to one fourth (1/4) of the BCE on the 12/23/2013;

•	up to one fourth (1/4) of the BCE on the 12/23/2014; and

•	at the latest within before the 11/22/2021.

Date of Grant 11/22/2011

The BSPCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSPCE on the 11/22/2012;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2013;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2014;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2015; and

•	at the latest within before the 11/22/2021.

Details of BCE2010

Date of grant (Board of Directors)	06/24/2011	06/24/2011	06/24/2011	06/24/2011	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Vesting period (years)	0.5	1.5	2.5	3.5	1	2	3	4
Plan expiration date	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BCE2010 granted	6,000	6,000	6,000	6,000	2,510	2,510	2,510	2,509
Share entitlement per BCE2010(1)	15	15	15	15	15	15	15	15

Date of grant (Board of Directors)	06/24/2011	06/24/2011	06/24/2011	06/24/2011	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Exercise price (in euros)	77	77	77	77	77	77	77	77
Valuation method used	Black and Scholes
Grant date share fair value (in euros)	77	77	77	77	77	77	77	77
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BCE2010 (in years)	5.5	6.0	6.5	7.0	5.4	5.9	6.4	6.9
Discount rate(2)	2.55%	2.68%	2.68%	2.87%	2.05%	2.42%	2.42%	2.66%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BCE2010 (in euros)	31.16	32.71	34.03	35.58	30.42	32.29	33.58	35.2

(1)	The number of shares takes into account an exercise parity adjusted by the division by 15 of the nominal value of the shares decided by the general meeting on December 9, 2011; each BCE2010 warrant now gives the right to subscribe to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BCE2010 plan was adjusted as a result and is thus equal to 1/15th of the price initially determined by the general meeting that authorized each of the plans.
(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCE2010.

Change in Number of BCE2010 Outstanding

	Year ended December 31,
Number of BCE2010	2015	2016	2017
Balance at beginning of period	29,972	15,974	12,339
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	13,998	3,635	1,334
Expired during the period	—	—	—
Balance at end of period	15,974	12,339	11,005

Breakdown of the Closing Balance

	Year ended December 31,
	2015		2016		2017
Number of BCE2010	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BCE2010 with exercise price of €77.00	15,974	15,974	12,339	12,339	11,005	11,005
Total	15,974	15,974	12,339	12,339	11,005	11,005

17.8 OPTIONS

Grant of 09/18/2013

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 518,000 SO (all the SO) on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Grant of 06/03/2014

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 75,000 SO (all the SO) on the 06/04/2016; and

•	at the latest before the 06/03/2024.

Grant of 06/23/2015

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 30,000 SO on the 06/24/2016;

•	up to 30,000 additional SO on the 06/24/2017;

•	up to 30,000 additional SO on the 06/24/2018;

•	up to 30,000 additional SO on the 06/24/2019;

•	and at the latest before the 06/24/2025.

Grant of 09/30/2015

The 195,000 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% of the SO on the 09/30/2016;

•	up to additional 25% of the SO on the 09/30/2017;

•	up to additional 25% of the SO on the 09/30/2018;

•	up to additional 25% of the SO on the 09/30/2019;

•	and at the latest before the 09/30/2025.

Grant of 12/15/2015

The 75,000 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% of the SO on the 12/15/2016;

•	up to additional 25% of the SO on the 12/15/2017;

•	up to additional 25% of the SO on the 12/15/2018;

•	up to additional 25% of the SO on the 12/15/2019;

•	and at the latest before the 12/15/2025.

Grant of 04/06/2016

The 55,000 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 8,250 SO on the 04/021//2017;

•	up to additional 8,250 SO on the 04/21//2018;

•	up to additional 8,250 SO on the 04/21//2019;

•	up to additional 8,250 SO on the 04/21//2020;

•	up to 5,500 SO on the 05/02//2017;

•	up to additional 5,500 SO on the 05/02//2018;

•	up to additional 5,500 SO on the 05/02//2019;

•	up to additional 5,500 SO on the 05/02//2020;

•	and at the latest before 10 years of the date of the Grant.

Grant of 06/21/2016

The 154,100 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% of the SO as of one year after the Grant date;

•	up to additional 12.5% of the SO as of 18 months after the Grant date;

•	up to additional 12.5% of the SO as of 24 months after the Grant date;

•	up to additional 12.5% of the SO as of 30 months after the Grant date;

•	up to additional 12.5% of the SO as of 36 months after the Grant date;

•	up to additional 12.5% of the SO as of 42 months after the Grant date;

•	up to additional 12.5% of the SO as of 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

Grant of 12/09/2016

The 74,960 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 18,740 SO as of one year after the Grant date;

•	up to additional 9,370 SO as of 18 months after the Grant date;

•	up to additional 9,370 SO as of 24 months after the Grant date;

•	up to additional 9,370 SO as of 30 months after the Grant date;

•	up to additional 9,370 SO as of 36 months after the Grant date;

•	up to additional 9,370 SO as of 42 months after the Grant date;

•	up to additional 9,370 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

Grant of 12/15/2016

The 1,100 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% SO as of one year after the Grant date;

•	up to additional 12.5% SO as of 18 months after the Grant date;

•	up to additional 12.5 % SO as of 24 months after the Grant date;

•	up to additional 12.5 % SO as of 30 months after the Grant date;

•	up to additional 12.5 % SO as of 36 months after the Grant date;

•	up to additional 12.5 % SO as of 42 months after the Grant date;

•	up to additional 12.5% 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

Grant of 19,100 options as of 01/16/2017, 7,200 options as of 03/15/2017, 16,500 options as of 04/18/2017, 237,600 options as of 06/15/2017, 30,900 options as of 07/17/2017, 52,600 options as of 09/15/2017, 625,200 options as of 12/05/2017 and 8,300 options as of 12/15/2017.

All the 2017 options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% SO as of one year after the Grant date;

•	up to additional 12.5% SO as of 18 months after the Grant date;

•	up to additional 12.5 % SO as of 24 months after the Grant date;

•	up to additional 12.5 % SO as of 30 months after the Grant date;

•	up to additional 12.5 % SO as of 36 months after the Grant date;

•	up to additional 12.5 % SO as of 42 months after the Grant date;

•	up to additional 12.5% 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

Details of SO

Date of grant (Board of Directors)	09/18/2013	06/03/2014	06/23/2015	11/19/2015	01/04/2016	04/21/2016	05/02/2016
Vesting period (years)	4	2	1-4	1-4	1-4	1-4	1-4
Plan expiration date	09/18/2023	06/03/2024	06/23/2025	11/19/2025	01/04/2026	04/21/2026	05/02/2026
Number of SO granted	518,000	75,000	120,000	195,000	75,000	33,000	22,000
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price (in euros)	7.57	19.01	48.9	66.06	65.68	62.82	59.04
Valuation method used	Black - Scholes
Grant date share fair value (in euros)	7.9	19.01	48.9	66.06	65.68	62.82	58.62
Expected volatility	40%	40%	51%	51%	49.3%-49.8%	49.4%-50.7%	49.3%-50.6%
Average life of SO (in years)	7	6	7	7	5-7	5-7	5-7
Discount rate(1)	1.72%	0.89%	0.89%	0.81%	0.39%	0.04%	0.10%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA
Fair value per SO (in euros)	3.57	7.46	25.28	34.05	29.5-32.6	28.3 – 30.9	26.4-28.8

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of grant	06/21/2016	08/01/2016	09/15/2016	10/17/2016		11/15/2016		12/09/2016		12/15/2016
Vesting period (years)	1-4	1-4	1-4	1-4		1-4		1-4		1-4
Plan expiration date	06/21/2026	08/01/2026	09/15/2016	10/17/2026		11/15/2026		12/09/2026		12/15/2026
Number of SO granted	110,000	10,000	9,300	16,500		8,300		74,960		1,100
Share entitlement per SO	1	1	1	1		1		1		1
Exercise price (in euros)	53.96	62.24	62.8	64.39		68.33		69.75		69.35
Valuation method used	Black - Scholes
Grant date share fair value (in euros)	52.97	62.24	62.8	64.39		68.33		69.75		69.35
Expected volatility	49.1%-50.3%	48.8%-49.8%	48.6%-49.4%	48.0%-48.9%		47.8%-48.8%		47.7%-48.5%		40.44%
Average life of SO (in years)	5-7	5-7	5-7	5-7		5-7		5-7		5-7
Discount rate(1)	-0.01%	-0.25%	-0.18%	-0.32 -0.15	% %	-0.11 +0.16	% %	-0.2 +0.18	% %	-0.18 +0.16	% %
Expected dividends	0%	0%	0%	0%		0%		0%		0%
Performance conditions	NA	NA	NA	NA		NA		NA		NA
Fair value per SO (in euros)	23.4-25.5	27.3-29.9	27.4-30.1	27.6-30.6		29.4-32.7		29.7-33.4		25.2-28.7

1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of grant	01/16/2017		03/15/2017		04/18/2017		06/15/2017		06/15/2017		07/17/2017		09/15/2017
Vesting period (years)	1-4		1-4		1-4		1-4		1-4		1-4		1-4
Plan expiration date	01/16/2027		03/15/2027		04/18/2027		06/15/2027		06/15/2027		07/17/2027		09/15/2027
Number of SO granted	19,100		7,200		16,500		126,000		111.600		30,900		52,600
Share entitlement per SO	1		1		1		1		1		1		1
Exercise price (in euros)	66.11		66.25		60.77		59.05		60.54		71.61		74.22
Valuation method used	Black - Scholes
Grant date share fair value (in euros)	66.11		65.42		59.73		59.05		59.05		71.61		71.80
Expected volatility	40.21%		39.82%		39.63%		39.23%		39.23%		38.84%		38.57%
Average life of SO (in years)	5-7		5-7		5-7		5-7		5-7		5-7		5-7
Discount rate(1)	-0.17 +0.19	% %	+0.21 +0.61	% %	+0.02 +0.39	% %	-0.21 +0.07	% %	-0.21 +0.07	% %	+0.01 +0.34	% %	-0.14 +0.19	% %
Expected dividends	0%		0%		0%		0%		0%		0%		0%
Performance conditions	NA		NA		NA		NA		NA		NA		NA
Fair value per SO (in euros)	23.9-27.2		23.6-27.1		21.2-24.2		20.8 – 23.6		20.4-23.22		25.3 – 28.2		24.3 – 27.8

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of grant	12/05/2017		12/15/2017
Vesting period (years)	1-4		1-4
Plan expiration date	12/05/2027		12/15/2027
Number of SO granted	625,200		8,300
Share entitlement per SO	1		1
Exercise price (in euros)	39.00		38.18
Valuation method used	Black - Scholes
Grant date share fair value (in euros)	35.73		36.43
Expected volatility	43.23%		43.13%
Average life of SO (in years)	5-7		5-7
Discount rate(1)	-0.23 +0.07	% %	-0.23 +0.07	% %
Expected dividends	0%		0%
Performance conditions	NA		NA
Fair value per SO (in euros)	12.9 – 14.7		13.5 – 15.4

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Change in Number of SO Outstanding

	December 31,
Number of SO	2015	2016	2017
Balance at beginning of period	546,000	861,000	1,160,060
Granted during the period	315,000	359,060	998,500
Forfeited during the period	—	25,000	24,260
Exercised during the period	—	35,000	1,200
Expired during the period	—	—	—
Balance at end of period	861,000	1,160,060	2,133,100

Breakdown of the Closing Balance

	Year ended December 31,
	2015		2016		2017
Number of SO	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
SO with exercise price of €7.57	471,000	—	471,000	—	471,000	471,000
SO with exercise price of €19.01	75,000	—	40,000	40,000	40,000	40,000
SO with exercise price of €48.90	120,000	—	120,000	45,000	120,000	75,000
SO with exercise price of €66.06	195,000	—	170,000	—	170,000	85,000
SO with exercise price of €65.68	—	—	75,000	—	75,000	18,750
SO with exercise price of €62.82	—	—	33,000	—	33,000	8,250
SO with exercise price of €59.04	—	—	22,000	—	22,000	5,500
SO with exercise price of €53.96	—	—	110,000	—	101,300	24,425
SO with exercise price of €62.24	—	—	10,000	—	10,000	2,500
SO with exercise price of €62.80	—	—	9,300	—	9,300	2,325
SO with exercise price of €64.39	—	—	16,500	—	9,300	2,325
SO with exercise price of €68.33	—	—	8,300	—	8,300	2,075
SO with exercise price of €69.75	—	—	74,960	—	72,900	18,225
SO with exercise price of €66.35	—	—	—	—	1,100	275
SO with exercise price of €66.11	—	—	—	—	19,100	—
SO with exercise price of €66.25	—	—	—	—	7,200	—
SO with exercise price of €60.77	—	—	—	—	16,500	—
SO with exercise price of €59.05	—	—	—	—	118,500	—
SO with exercise price of €60.54	—	—	—	—	111,600	—
SO with exercise price of €71.61	—	—	—	—	30,900	—
SO with exercise price of €74.22	—	—	—	—	52,600	—
SO with exercise price of €39.00	—	—	—	—	625,200	—
SO with exercise price of €38.18	—	—	—	—	8,300	—
Total	861,000	—	1,160,000	85,000	2,133,100	755,650

The exercise prices, anticipated lifetime, and fair value of the underlying shares based on the share price on the Euronext market on the grant date of the warrants were used for the valuation of each category of compensation in shares.

17.9 FREE SHARES

The 2012,2013 and 2014 free shares are subject to a two-year vesting period.

Details of Free Shares

Date of grant (Board of Directors)	04/02/2012	07/25/2012	11/28/2012	07/25/2013&09/12/2013	06/03/2014
Vesting period (years)	2	2	2	2	2
Number of free shares granted	669,796	134,081	35,360	501,500	186,000
Share entitlement per free share (1)	1	1	1	1	1
Grant date share fair value (in euros)	8.86	8.20	8.70	7.96	19.01
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	Yes (1)	Yes (1)	No	Yes (2)	Yes (3)
Expected turnover during the vesting period	1%	1%	1%	1%	1%

Date of grant (Board of Directors)	09/30/2015	12/15/2015
Vesting period (years)	2	2
Number of free shares granted	708,500	42,000
Share entitlement per free share (1)	1	1
Grant date share fair value (in euros)	62.99	64.14

Date of grant (Board of Directors)	09/30/2015		12/15/2015
Expected dividends	0%		0%
Performance conditions	Yes	(4)	Yes	(4)
Expected turnover during the vesting period	0%		0%

(1)	The acquisition of free shares is contingent for certain individuals (the “Key Managers”), including Dr. Benhamou, upon the achievement of the three performance criteria below:

•	One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the VIPES phase II study.

•	One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) achievement of the principal evaluation criterion in the VIPES phase II study.

•	One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the first patient in the Viaskin Milk phase II study.

(2)	The acquisition of free shares is contingent for the Key Managers, including Dr. Benhamou, upon the achievement of the three performance criteria below:

•	One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin Peanut phase III study a maximum of twelve (12) months after the inclusion of the first patient in the study.

•	One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of a protocol for the Phase III trial of Viaskin Peanut.

•	One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) an increase of at least fifty (50) per cent for five (5) consecutive days of the Company’s share price compared with the closing price of the Company’s shares listed on Euronext Paris on the day of the adoption of the 2013 free share allocation plan, or July 25, 2013.

It is specified that in the event of a change of control of the Company (as defined in Article L. 233-3 of the Commercial Code), the performance criteria will be considered as definitively achieved.

(3)	The acquisition of free shares is contingent for the Key Managers, including Dr. Benhamou, upon the achievement of the two performance criteria below:

•	Half of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin Peanut phase III study a maximum of twelve (12) months after the inclusion of the first patient in the study.

•	Half of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of a protocol for the Phase III trial of Viaskin Peanut.

(4)	The acquisition of free shares is contingent for all the employees, including Dr. Benhamou, upon the achievement of the three performance criteria below:

•	One third of the shares will only be acquired from the later of the following two dates : (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin Peanut; on December 13, 2017, the Board determined that the results from the PEPITES trial did not mean that the performance criteria was not reached and has precised this condition.

•	One third of the shares will only be acquired from the later of the following two dates : (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin Milk;

•	One third of the shares will only be acquired from until the later of the following two dates: (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform.

Board of Directors Grant date	04/06/2016	06/21/2016	08/16/2016	09/01/2016	10/27/2016	12/09/2016
Vesting period (years)	2	2	2	2	2	2
Number of free shares granted	63,750	193,000	10,000	5,000	15,000	23,600
Share entitlement per free share	1	1	1	1	1	1
Grant date share fair value (in euros)	62.40	52.97	60.68	61.49	67.44	69.75
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	yes (1)	yes (1)	yes (1)	yes (1)	yes (2)	yes (2)
Expected turnover during the vesting period	0%	0%	0%	0%	0%	0%

(1)	The acquisition of free shares is contingent for all the employees, including Dr. Benhamou, upon the achievement of the three performance criteria below:

•	One third of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin Peanut; on December 13, 2017, the Board determined that the results from the PEPITES trial did not mean that the performance criteria was not reached and has precised this condition.

•	One third of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin Milk;

•	One third of the shares will only be acquired from until the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant date and (ii) the beginning of clinical testing of another product candidate from the Viaskin platform.

(2)	The acquisition of free shares is contingent for key and new employees upon the achievement of the two performance criteria below:

•	Half of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin Peanut; on December 13, 2017, the Board determined that the results from the PEPITES trial did not mean that the performance criteria was not reached and has precised this condition.

•	Half of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin Milk.

Performance conditions other than market conditions, which are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount, but are not taken into account when estimating the fair value of the shares.

Board of Directors Grant date	03/14/2017	04/20/2017
Vesting period (years)	2	2
Number of free shares granted	22,500	24,000
Share entitlement per free share	1	1
Grant date share fair value (in euros)	68.07	61.20
Expected dividends	0%	0%
Performance conditions	yes (1)	yes (1)
Expected turnover during the vesting period	0%	0%

(1)	The acquisition of free shares is contingent for key and new employees upon the achievement of the two performance criteria below:

•	Half of the Shares allocated will not be acquired until the later of the following two dates: (i) the end of the two (2)-year acquisition period which runs from today and (ii) submission of the application for market authorization from the FDA for Viaskin Peanut.

•	Half of the Shares allocated will not be acquired until the later of the following two dates: (i) the end of the two (2)-year acquisition period which runs from today and (ii) the first date of sale of Viaskin Peanut in the United States.

Change in Number of Free Shares Outstanding

	Year ended December 31,
Number of Free shares	2015	2016	2017
Balance at beginning of period	641,360	1,008,329	1,036,850
Granted during the period	750,500	310,350	46,500
Forfeited during the period	61,833	24,000	18,650
Exercised during the period	321,698	257,829	241,844
Expired during the period	—	—	—
Balance at end of period	1,008,329	1,036,850	822,856

Note 18: Financial Revenue and Expenses

The financial income and expenses are broken down as follows:

	Year ended December 31,
	2015	2016	2017
	(thousands of Euros)
Financial revenues	1,018	1,646	616
Financial expenses	(146)	(145)	(3,325)

Total	871	1,500	(2,709)

The financial income mainly includes unrealized exchange effect of U.S.-dollar-denominated intercompany advances and capital gains on the disposals of investment securities. The foreign exchange losses and the expenses related to the accretion of the OSEO and BpiFrance advances are classified as financial expenses in the Consolidated Statements of (Loss).

Note 19: Income Tax Expense

As mentioned in Note 3.12—Accounting Principles—Other Income, the French Research Tax Credit is not included in the line item “Income taxes” but included in the line item “Other Income.”

Reconciliation between the Effective and Nominal Income Tax Expense

The following table shows the reconciliation between the effective and nominal tax expense at the nominal standard French rate of 33.33% (excluding additional contributions):

	Year ended December 31,
	2015	2016	2017
	(thousands of Euros)
(Loss) before taxes	(44,674)	(114,531)	(147,692)
Theoretical group tax rate	33.33%	33.33%	33.33%
Nominal tax expense	14,890	38,173	49,226
Increase/decrease in tax expense arising from:
Permanent differences (1)	6,089	—	—
Research tax credit	1,895	2,409	3,110
Share-based compensation	(3,473)	(11,451)	(10,260)
Non recognition of deferred tax assets related to tax losses and temporary differences	(19,211)	(29,195)	(41,453)
Other differences	190	64	622
Effective tax expense	—	—	—
Effective tax rate	0%	0%	0%

(1)	The significant balance of permanent differences is mainly affected by transaction costs on capital increase occurred in 2015. These transaction costs are booked in equity and are subject to a tax deduction.

Deferred Tax Assets and Liabilities

As mentioned in Note 3.14, the Company has not recognized deferred tax assets in the Consolidated Statements of Financial Position. The amount of the losses carried forward at the end of December 2017 is €369 million including €334 million for DBV Technologies S.A.

Note 20: Commitments

Obligations Under the Terms of the Ordinary Rental Agreements

The principal offices of the Company occupy a 4,770 square meter facility consisting of office and laboratory space, pursuant to a lease agreement dated March 9, 2015, which expires on March 8, 2024. The Company also two facilities in Bagneux, France. These facilities consist of 2,237 square meters of office and laboratory space and are used primarily by the Company’s industrial and production teams. These facilities are leased under one agreement, which expires on May 31, 2020.

The Company has an office in North America to support the U.S. subsidiary as well as future commercialization needs. The Company subleased 3,913 square feet of office space in New York, New York. This sublease expired on June 30, 2017. The Company entered into a similar lease agreement on November 2017. The Company subleases 3,780 square feet of office space in New York, New York. The sublease was signed for an initial period of 5 years.

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

The amount of future rents and charges in that capacity breaks down as follows at December 31, 2017:

12/31/2017
2018	2,617
2019	2,623
2020	2,357
2021	2,169
2022	2,119
2023	1,847
2024	1,258
2025	—

Total	14,991

The Company has signed various ordinary rental agreements for office equipment and vehicles. The future rental payments as at December 31, 2017 are as follows:

•	2018: €116 thousand;

•	2019: €77 thousand;

•	2020: €70 thousand;

•	2021: €16 thousand.

Obligations Under the Terms of Other Agreements

The Company signed with its bank CIC an acquisition contract of monetary market fund “SICAV CM-CIC” pledged as a guarantee for the ordinary rental agreements of the premises of Bagneux for an amount of €0.3 million.

The Company also signed a letter of credit to ensure the sub-lease of its premises of its New York subsidiary company for $164 thousand due on March 17, 2016 and which has been extended for an additional year in 2016. This letter of credit has not been extended for an additional year in 2017.

A letter of credit has also been signed by the Company in April 2016 for $143 thousand to ensure the lease of its premises of its Summit (NJ) subsidiary. This credit note has been extended for an additional year.

A letter of credit has also been signed by the Company in May 2017 for $300 thousand to ensure the lease of its premises of its New York subsidiary.

In addition, in 2015, the Company took a term deposit for a sum of €227 thousand over 3 years.

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

The ongoing studies amount globally to €78.7 million. As of December 31, 2017, the amount remaining to pay as part of these contracts until year end 2021 is €32.6 million.

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

Note 21: Relationships with Related Parties

The compensation amounts for 2017 presented below, which were awarded to the members of the Board of Directors and the Executive Committee of the Company totals 15.4 million euros.

Following the reorganization of the Company at the beginning of 2015, the Company henceforth considered the members of the Executive Committee to be related parties.

	December 31,
	2015	2016	2017
	(thousands of Euros)
Members of the Board of Directors	605	714	745
Executive committee	1,768	2,268	2,184
Directors’ fees	195	195	407
Share-based payments to members of the Board of Directors	4,637	13,714	12,018

Total	7,205	16,891	15,353

The methods for the valuation of the benefit related to share-based payments are presented in Note 17.

As part of its commercial rollout in the United States, the Company entered into an agreement in December 2016 with one of its Directors for Commercial strategy consulting works. The expenses recorded in 2017 as part of this agreement amounts to €45 thousands.

A schedule of amounts payable to related parties as of December 31, 2017:

	December 31,
	2015	2016	2017
	(thousands of Euros)
Compensation	674	767	689
Directors’ fees	195	195	432
Pension obligations	233	342	402

Total	1,102	1,304	1,523

Note 22: Earnings Per Share

Taking into account the division of the nominal value of shares of the Company by 15, which was decided by the annual general meeting on December 9, 2011, the amount of shares is adjusted, and multiplying it by 15, for all the outstanding shares presented. The basic earnings per share is calculated by dividing the net income going to the shareholders of the Company by the weighted average number of common shares outstanding during the course of the fiscal year. The weighted average number of shares was 21,522,342 in 2015. The weighted average number of shares was 24,454,850 in 2016. The weighted average number of shares was 24,757,176 in 2017.

The instruments that entitle their holders to a portion of the share capital on a deferred basis (BSAs, BSPCEs) are considered to be anti-dilutive (2,033,768 instruments in 2015, 2,360,945 instruments in 2016 and 3,309,539 instruments in 2017). These instruments are presented in detail in Note 17. Therefore, the diluted earnings per share are identical to the basic earnings per share.

	December 31,
	2015	2016	2017
	(thousands of Euros)
Net income of the reporting period	(44,674)	(114,531)	(147,693)
Adjusted weighted average number of outstanding shares	21,522,342	24,454,850	24,757,176

Basic / Diluted earnings per share (€/share)	(2.08)	(4.68)	(5.97)

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

Liquidity Risk

As of December 31, 2017, the Company had €137.9 million of cash and cash equivalents on hand compared to €256.5 million of cash and cash equivalents as of December 31, 2016. The Company has incurred operating losses and negative cash flows from operations since inception, incurred a net loss of €147.7 million during the year ended December 31, 2017, and has an accumulated deficit and reserves of €279.3 million as of December 31, 2017. Net cash used in operating activities was €114.3 million for the year ended December 31, 2017 and €59.5 million for the year ended December 31, 2016.

The Company has primarily funded these losses through equity financings. To date, the Company has no product revenue, and management expects operating losses to continue for the foreseeable future. As the Company continues to actively prepare for the launch of a product in the United States in 2019, if approved, current cash and cash equivalents on hand are not projected to be sufficient to support the Company’s current operating plan for the next 12 months. As such, there are material uncertainties regarding the Company’s ability to continue as a going concern.

The Company expects to seek additional funds, most likely from equity or debt financings. To the extent that the Company raises additional funds by issuing equity securities, stockholders may experience significant dilution. However, no assurance can be given at this time as to whether the Company will be able to achieve these financing objective. If the Company does not obtain sufficient funds when needed, the Company could scale back its operating plan, notably by deferring or limiting some or all of its research or development projects.

The financial statements have been prepared on a going concern basis assuming that the Company will either be successful in its financing objections or that the Company will modify its operating plans such that the Company’s current cash and cash equivalents will be sufficient to fund the Company’s operations for a period of at least 12 months. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

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

The repayment of the conditional advances may vary depending on whether or not objectives are attained. The change in the flows of the anticipated repayments is treated in the income statement (Note 3.9).

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

For 2015, 2016 and 2017, less than 12%, respectively, of our purchases and other external expenses have been made in U.S. dollars, generating negligible net annual foreign exchange results.

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

Note 24: Events After the Close of the Fiscal Year

On February 14, 2018, the Company provided an update on the regulatory progress for Viaskin Peanut and announced that the U.S. Food and Drug Administration (FDA) agreed that the available efficacy and safety data for Viaskin Peanut supported the submission of a Biologics License Application (BLA) for the treatment of peanut allergy in children four to 11 years of age.

The FDA provided written responses to the clinical pre-BLA meeting package submitted by the Company. These responses reflect agreement on the content of the clinical module of the BLA for Viaskin Peanut. The Company is planning to submit its BLA for Viaskin Peanut in the second half of 2018, and its MAA in the end of 2018 or the first quarter of 2019.

At a meeting held on February 15, 2018, the Board of Directors confirmed that the free shares’ vesting conditions based on the PEPITES trial’s efficacity criteria was achieved. The share-based compensation expense corresponding to the acceleration of the vesting period and related employer’s contribution will be recorded in the first quarter of 2018 for an aggregate amount of approximately €5.4 million.

On February 26, 2018, the Company announced preliminary results from Part B, or Phase II, of a Phase I/II study evaluating the efficacy and safety of three dose regimens of Viaskin Milk (150 µg, 300 µg, 500 µg) in 198 patients for the treatment of IgE-mediated cow’s milk protein allergy (CMPA). The MILES (Milk Efficacy and Safety) study was designed to determine a safe and effective dose in two age groups: children ages two to 11 and adolescents ages 12 to 17.

Following analyses of the data, the 300 µg dose was identified as the dose with the greatest observed clinical activity for children (intent-to-treat, p=0.042). The Company believes these preliminary results support further advancement of the Viaskin Milk program, and intends to discuss findings with regulatory authorities to determine the design of future studies.

The Company evaluated all other subsequent events that occurred after December 31, 2017 through the date of issuance of the consolidated financial statements and determined there are no other significant events that require adjustments or disclosure in such consodliated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DBV Technologies S.A.

/s/ Dr. Pierre-Henri Benhamou
Name: Dr. Pierre-Henri Benhamou
Title: Chief Executive Officer
(Principal Executive Officer)

Date: March 16, 2018