Form 20-F
period 2018-12-31
DBV Technologies S.A.
filed 2019-04-01
CIK 1613780

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Mr. Daniel Tassé

Chief Executive Officer and Director

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

Ordinary shares, nominal value €0.10 per share: 30,157,777 as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐             Accelerated filer  ☒            Non-accelerated filer  ☐                Emerging growth company  ☐

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

We own various trademark registrations and applications, and unregistered trademarks and servicemarks, including,” “Viaskin®,” “EPIT®,” “DBV Technologies®”, “Abyldis®” and our corporate logo. All other trademarks or trade names referred to in this Annual Report on Form 20-F are the property of their respective owners. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 20-F are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•

the timing or likelihood of regulatory filings and approvals, including with respect to our anticipated submission of a Biologics License Application to the U.S. Food and Drug Administration for Viaskin® Peanut;

•	our ability to continue as a going concern;

•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical trials;

•

our ability to advance our Viaskin® manufacturing capabilities, manufacture clinical and commercial supplies of our product candidates and comply with regulatory requirements related to the manufacturing of our product candidates;

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

A. Selected Financial Data

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated income data for the years ended December 31, 2016, 2017 and 2018 and selected statements of consolidated financial position data as of December 31, 2016, 2017 and 2018 from our consolidated audited financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statement of income data for the years ended December 31, 2014 and 2015 and the selected consolidated financial position data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

Statement of Income (Loss) Data (in thousands, except share and per share data):

	Year Ended December 31,
	2014	2015	2016	2017	2018
	Euro	Euro	Euro	Euro	Euro	US$(1)
Operating income	€4,762	€6,166	€9,084	€11,909	€14,537	$16,653
Operating expenses:
Cost of goods sold	(136)	(128)	—	—	—	—
Research and development	(21,143)	(34,234)	(78,828)	(105,232)	(107,171)	(122,776)
Sales and marketing	(13)	(491)	(11,282)	(15,824)	(32,169)	(36,853)
General and administrative	(8,105)	(16,859)	(35,005)	(35,837)	(41,399)	(47,426)
Total expenses	(29,397)	(51,712)	(125,115)	(156,892)	(180,739)	(207,055)
Operating (loss)	(24,636)	(45,546)	(116,031)	(144,983)	(166,202)	(190,401)
Financial profit (loss)	624	871	1,500	(2,709)	141	162
Income tax	—	—	—	(1)	(15)	(17)
Net (loss)	€(24,012)	€(44,674)	€(114,531)	€(147,693)	€(166,076)	$(190,256)
Earnings (loss) per share(2)
Basic	€(1.49)	€(2.08)	€(4.68)	€(5.97)	€(5.74)	$(6.58)
Diluted	€(1.49)	€(2.08)	€(4.68)	€(5.97)	€(5.74)	$(6.58)
Number of shares used for computing
Basic	16,086,247	21,522,342	24,454,850	24,757,176	28,924,976	28,924,976
Diluted	16,086,247	21,522,342	24,454,850	24,757,176	28,924,976	28,924,976
(1)	Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of €1.00 = $1.1456 at December 31, 2018.
(2)	See Note 22 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share.

Statement of Financial Position Data (in thousands, except share and per share data):

	As of December 31,
	2014	2015	2016	2017	2018
	Euros	Euros	Euros	Euros	Euros	US$(1)
Cash and cash equivalents	114,583	323,381	256,473	137,880	122,770	140,645
Total assets	125,416	343,280	287,500	177,807	171,749	196,756
Total shareholders’ equity	115,445	322,076	242,849	129,923	121,286	138,945
Total non-current liabilities	4,419	5,183	15,649	11,954	6,919	7,927
Total current liabilities	5,552	16,021	29,002	35,930	43,543	49,883
Total liabilities	9,971	21,204	44,651	47,884	50,463	57,810
Total liabilities and shareholders’ equity	125,416	343,280	287,500	177,807	171,749	196,756

(1)	Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of €1.00 = $1.1456 at December 31, 2018.

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

Risks Related to Our Financial Condition and Capital Requirements

We Have Incurred Significant Losses Since Our Inception And Anticipate That We Will Continue To Incur Significant Losses For The Foreseeable Future.

We are a clinical-stage biopharmaceutical company, and we have not yet generated significant income from operating activities. We have incurred net losses in each year since our inception in 2002, including net losses of €114.5 million, €147.7 million and €166.1 million for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, we had an accumulated deficit and reserves of €421 million.

We have devoted most of our financial resources to research and development, including our clinical and pre-clinical development activities. To date, we have financed our operations primarily through the sale of equity securities, obtaining public assistance in support of innovation, such as conditional advances from OSEO

Innovation, or OSEO, reimbursements of research tax credit claims and strategic collaborations. The amount of our future net losses will depend, in part, on the pace and amount of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations, or additional grants or tax credits. While we have completed a pivotal Phase III trial to evaluate the safety and efficacy of Viaskin® Peanut, it may be a few years, if ever, before we have a product candidate ready for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for any approved products in those markets.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, including Viaskin® Peanut;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval, especially in North America;

•	continue our research, pre-clinical and clinical development of our product candidates;

•	expand the scope of our current clinical trials for our product candidates;

•	initiate additional pre-clinical, clinical or other studies for our product candidates;

•	further develop the manufacturing process for our product candidates;

•	change or add additional manufacturers or suppliers;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

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

We are currently advancing our product candidates through pre-clinical and clinical development. Developing product candidates is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we seek regulatory approval for Viaskin® Peanut and advance Viaskin® Milk through clinical development. Furthermore, if we obtain marketing approval for Viaskin® Peanut or any other product candidate that we may develop, we expect our commercialization expenses related to product sales, marketing, distribution and manufacturing to increase significantly as we establish the appropriate infrastructure to commercialize.

As of December 31, 2018, our cash and cash equivalents were €122.8 million. We have primarily funded our operations through equity financings. To date, we have not generated any product revenue and we continue to prepare for the potential launch of our Viaskin® Peanut product candidate in North America planned in 2020 for which the BLA submission to the US FDA is expected in the third quarter of 2019. We expect operating losses to continue for the foreseeable future. Current cash-on-hand and cash equivalents are not projected to be sufficient to support our operating plan for the next 12 months despite additional funds raised in March 2018. We expect to be short in cash during the fourth quarter of 2019. As such, there is substantial doubt regarding our ability to continue as a going concern. We expect to seek additional funds, most likely from equity and/or debt financings. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Our financial statements have been prepared on a going concern basis assuming that we will be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we not be able to continue as a going concern.

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

If we are unable to obtain sufficient funding on a timely basis, we may be required to scale back our operating plan, significantly curtail, delay or discontinue one or more of our research or development programs or the launch and commercialization of Viaskin® Peanut in North America, if approved, or the commercialization of any other product candidate, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

The Report Of Our Independent Registered Public Accounting Firm Contains An Explanatory Paragraph Regarding Substantial Doubt About Our Ability To Continue As A Going Concern.

The report of our independent registered public accounting firm on our audited financial statements as of and for the year ended December 31, 2018 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. If we are unable to raise sufficient capital from our financing efforts to fund our operations as currently contemplated, we may need to significantly modify our operational plans for us to continue as a going concern or adjust the presentation of our financial statements to reflect that we may not be able to continue operating as a going concern. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. If we cannot continue as a going concern, our investors may lose their entire investment.

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

In addition, the French Commercial Code imposes certain limitations on our ability to price any offering of our share capital without preferential subscription right (sans droit préférentiel de souscription), which limitation may prevent us from successfully completing any such offering. Specifically, under the French Commercial Code, unless the offering is less than 10% of issued share capital, securities cannot be sold in an offering at a price that is more than a 5% discount to the volume weighted average trading price on Euronext Paris over the last three trading days preceding the commencement of the marketing of the transaction. In addition, the combined shareholders’ meeting dated June 22, 2018 granted authority to our board of directors to increase our share capital up to 20% of issued share capital, if the investors in such offering fit within a category of persons meeting certain characteristics. In this case securities cannot be sold in such an offering at a price that is more than a 15% discount to (i) the average trading price on Euronext Paris over five consecutive trading days choosen among the last thrity trading sessions preceding the commencement of the marketing of the transaction or (ii) the weighted average trading price the day preceding the commencement of the marketing of the transaction.

We Are Obligated To Develop And Maintain A System Of Effective Internal Controls Over Financial Reporting. These Internal Controls May Be Determined To Be Not Effective, Which May Adversely Affect Investor Confidence In Our Company And, As A Result, The Value Of Our Ordinary Shares And ADSs.

We have been and are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective and would be required to disclose any material weaknesses identified in Management’s Report on Internal Control over Financial Reporting. While we have established certain procedures and control over our financial reporting processes, we cannot assure you that these efforts will prevent restatements of our financial statements in the future.

Our independent registered public accounting firm is also required, pursuant to Section 404 of the Sarbanes-Oxley Act, to report on the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. For future reporting periods, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion.

If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion that our internal controls over financial reporting are effective, investors could lose confidence in the accuracy and completeness of our financial reports, which could cause the price of our ordinary shares and ADSs to decline, and we could be subject to sanctions or investigations by regulatory authorities, including the SEC and Nasdaq. Failure to remediate any material weakness in our internal control over financial reporting, or to maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

The development of biopharmaceutical products is capital-intensive. We anticipate that we may require additional financing to continue to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors including:

•

progress in, and the costs of, our pre-clinical studies and clinical trials and other research and development programs, particularly as we seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, including Viaskin® Peanut;

•	the costs of establishing, or contracting for, sales, marketing and distribution capabilities if we obtain regulatory approvals to market our product candidates, especially in North America;

•	the scope, prioritization and number of our research and development programs;

•	the achievement of milestones or occurrence of other developments that trigger payments under our existing collaboration agreements, and any additional collaboration agreements we may enter into;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under our existing collaboration agreements and future collaboration agreements, if any;

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights; and

•	the costs of securing manufacturing arrangements for commercial production.

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

Our Product Development Programs For Candidates May Require Substantial Financial Resources And May Ultimately Be Unsuccessful.

In addition to the development of our lead product candidates, we have commenced a number of proof-of-concept trials in the field of inflammatory and autoimmune diseases. In November 2015, Dr. Jonathan Spergel from the Children’s Hospital of Philadelphia, or CHOP, initiated the Study of Viaskin® Milk in Milk-Induced Eosinophilic Esophagitis, or SMILEE, a Phase IIa clinical trial assessing the safety and efficacy of Viaskin® Milk for the treatment of milk-induced eosinophilic esophagitis, with findings presented in December 2018 and February 2019. We also investigated the use of Viaskin® rPT for the reactivation of immunity against Bordetella pertussis (whooping cough) in healthy adults. Following the announcement of additional Phase I clinical trial results in September 2018, we evaluated further development pathways, including the optimization of Viaskin® rPT. Our current early-stage development programs also include potential treatments for Crohn’s disease and respiratory syncytial virus. These development programs are still in the pre-clinical or proof-of-concept phase and may not result in product candidates we can advance to the clinical development phase. None of our other potential product candidates have commenced clinical trials, and there are a number of U.S. Food and Drug Administration, or FDA, and European Medicines Agency, or EMA, regulatory requirements that we must satisfy before we can commence these clinical trials, if at all. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other early-stage development programs may adversely affect our ability to continue development and commercialization of product candidates based on our Viaskin® technology platform, and we may never commence clinical trials of such development programs despite expending significant resources in pursuit of their development. Even if we do commence clinical trials of our other potential product candidates, such product candidates may never be approved by the FDA or the EMA.

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

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluations and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We have limited experience complying with Section 404, and such compliance may require that we incur substantial accounting expenses and expend significant management efforts. Our independent registered public accounting firm is also required, pursuant to Section 404 of the Sarbanes-Oxley Act, to report on the effectiveness of our internal control over financial reporting.

Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner, or if our independent registered public accounting firm is unable to express an opinion that our internal controls over financial reporting are effective, the market price of our ordinary shares and ADSs could decline if investors and others lose confidence in the reliability of our financial statements, we could be subject to sanctions or investigations by the SEC or other applicable regulatory authorities and our business could be harmed.

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

Risks Related to Product Development, Regulatory Approval and Commercialization

We Depend Almost Entirely On The Successful Development Of Our Novel Viaskin® Technology. We Cannot Be Certain That We Will Be Able To Obtain Regulatory Approval For, Or Successfully Commercialize, Viaskin® Products.

We currently have no drug or biological product approved for sale and may never be able to develop a marketable drug or biological product. While we plan to seek regulatory approval for Viaskin® Peanut, one of our two lead Viaskin® technology-based product candidates for which we have completed a pivotal Phase III trial, we cannot assure you that Viaskin® Peanut will successfully complete the FDA regulatory approval process and be commercialized. It is also possible that the FDA may require that we complete additional clinical trials of Viaskin® Peanut prior to considering Viaskin® Peanut for approval. Our other lead Viaskin® technology-based product candidate, Viaskin® Milk, is currently in clinical development. Our business depends almost entirely on the successful clinical development, regulatory approval and commercialization of Viaskin® Peanut and Viaskin® Milk. Viaskin® Milk will require substantial additional clinical development, testing, and regulatory approval before we are permitted to commence its commercialization. Our other product candidates, such as Viaskin® Egg or Viaskin® rPT, are still in pre-clinical or early proof-of-concept phase development. The clinical trials of our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through preclinical testing and clinical trials that, among other things, the product candidate is safe and effective for use in each target indication. This process can take many years and may include post-marketing requirements and surveillance, including the completion of pediatric studies to satisfy both U.S. and EMA requirements, which will require the expenditure of substantial resources. Of the large number of drugs in development in the United States, only a small percentage successfully completes the FDA regulatory approval process and is commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and clinical programs, we cannot assure you that Viaskin® Peanut, Viaskin® Milk, or any other of our product candidates will be successfully developed or commercialized.

We are not permitted to market Viaskin® Peanut or Viaskin® Milk in the United States until we receive approval of a Biologics License Application, or a BLA, from the FDA, or in any other countries until we receive the requisite approval from such countries. Obtaining approval of a BLA, or requisite approval in other countries, is a complex, lengthy, expensive and uncertain process, and the FDA may delay, limit or deny approval of Viaskin® Peanut and Viaskin® Milk for many reasons, including, among others:

•	we may not be able to demonstrate that Viaskin® Peanut or Viaskin® Milk is safe and effective in treating food allergies, to the satisfaction of the FDA;

•

the results of our clinical trials or the clinical trials conducted by third party academic institutions and included in our application package may not meet the level of statistical or clinical significance required by the FDA for marketing approval;

•	the FDA may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the FDA may require that we conduct additional clinical trials;

•	the FDA may not approve the formulation, labeling or specifications of either Viaskin® Peanut or Viaskin® Milk;

•	the clinical research organizations, or CROs, that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

•

the FDA may find the data from pre-clinical studies and clinical trials from either Viaskin® Peanut or Viaskin® Milk insufficient to demonstrate that the clinical or other benefits of either product candidate outweighs its respective safety risks;

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

•

the FDA or the applicable foreign regulatory agency may not approve the manufacturing processes or facilities of our own or of third-party manufacturers with which we contract, or may issue inspectional findings that require significant expense and time to address; or

•

the FDA may change its approval policies or adopt new regulations. Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market any of our product candidates based on our Viaskin® technology platform. Moreover, because our business is almost entirely dependent upon Viaskin® technology, any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

In October 2017, we announced topline results from PEPITES, in which we observed a statistically significant response with a favorable tolerability profile. However, the primary endpoint, which evaluates the 95% confidence interval, or CI, in the difference in response rates between the active and placebo arms, did not reach the 15% lower bound of the CI that was proposed in the trial’s Statistical Analysis Plan submitted to the FDA. As such, any submission we make to the FDA or other regulatory agency for approval based on the PEPITES trial may be subject to such regulatory body’s interpretation of the CI interval.

In October 2018, we announced the submission of a BLA to the FDA for Viaskin® Peanut for the treatment of peanut allergy in children four to 11 years of age. In December 2018, we voluntarily withdrew our BLA for Viaskin® Peanut following correspondence with the FDA regarding additional data needs on manufacturing procedures and quality controls. Based on the progress in addressing the FDA’s guidance, we anticipate compiling the required information for the submission of our BLA for Viaskin® Peanut in the third quarter of 2019. We cannot assure you that the BLA will be accepted for filing, will be approved or that we will not be required to conduct additional clinical trials of Viaskin® Peanut.

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

•	extension studies on long-term tolerance could invalidate the use of our product, showing Viaskin® does not generate a sustained protective effect;

•	the results may not confirm the positive results of earlier testing or trials; and

•	the results may not meet the level of statistical significance required by the FDA or other regulatory agencies to establish the safety and efficacy of our product candidates.

The results of pre-clinical studies do not necessarily predict clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage clinical trials. The prior clinical trials of our product candidates based on our Viaskin® technology platform showed favorable safety and efficacy data; however, we may have different enrollment criteria in our future clinical trials. As a result, we may not observe a similarly favorable safety and efficacy profile as our prior clinical trials. In addition, we cannot assure you that in the course of potential widespread use in future, some drawbacks would not appear in maintaining production quality, protein stability or allergenic strength. Frequently, product candidates developed by pharmaceutical, biopharmaceutical and biotechnology companies have shown promising results in early pre-clinical studies or clinical trials, but have subsequently suffered significant setbacks or failed in later clinical trials. In addition, clinical trials of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates.

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

Human clinical trials are very expensive, time-consuming, and difficult to design, implement and complete. The completion of trials for Viaskin® Peanut, Viaskin® Milk or our other product candidates may be delayed for a variety of reasons, including delays in:

•	demonstrating sufficient safety and efficacy to obtain regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective CROs, and clinical trial sites;

•	validating test methods to support quality testing of the drug substance and drug product;

•	obtaining sufficient quantities of the drug substance or other materials necessary to conduct clinical trials;

•	manufacturing sufficient quantities of a product candidate;

•	obtaining permission to proceed from the FDA under an investigational new drug, or IND, application;

•	obtaining institutional review board, or IRB, or independent ethics committee approval to conduct a clinical trial at a prospective clinical trial site;

•	determining dosing and clinical design and making related adjustments; and

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

If Our Product Candidates Are Not Approved By The FDA, We Will Be Unable To Commercialize Them In The United States.

The FDA must approve any new drug or biologic before it can be commercialized, marketed, promoted or sold in the United States. We must provide the FDA with data from pre-clinical studies and clinical trials that demonstrate that, among other things, our product candidates are safe and effective for a defined indication before they can be approved for commercial distribution. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We must provide data to ensure the identity, strength, quality and purity of the drug substance and drug product. Also, we must assure the FDA that the characteristics and performance of the clinical batches will be replicated consistently in the commercial batches. We will not obtain approval for a product candidate unless and until the FDA approves a BLA, if at all. In October 2018, we announced the submission of a BLA to the FDA for Viaskin® Peanut for the treatment of peanut allergy in children four to 11 years of age. In December 2018, we voluntarily withdrew our BLA for Viaskin® Peanut following correspondence with the FDA regarding additional data needs on manufacturing procedures and quality controls. Based on the progress in addressing the FDA’s guidance, we anticipate compiling the required information for the submission of our BLA for Viaskin® Peanut in the third quarter of 2019. We cannot assure you that the BLA will be accepted for filing, will be approved or that we will not be required to conduct additional clinical trials of Viaskin® Peanut.

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

We have obtained fast track designation from the FDA for the development of Viaskin® Peanut and Viaskin® Milk in pediatric populations, and we may pursue that designation for other product candidates as well. If a product is intended for the treatment of a serious or life-threatening condition and nonclinical or clinical data demonstrate the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe our product candidates are eligible for this designation, we cannot be sure that the FDA would decide to grant it. Even if we do have fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. A fast track designation affords the possibility of rolling review, enabling theFDA to review portions of our marketing application before submission of a complete application, and priority review if supported by clinical data at the time of our BLA submission. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

A Breakthrough Therapy Designation By The FDA For Our Product Candidates May Not Lead To A Faster Development Or Regulatory Review Or Approval Process, And It Does Not Increase The Likelihood That Our Product Candidates Will Receive Marketing Approval.

We have obtained breakthrough therapy designation for Viaskin® Peanut in children and we may pursue that designation for other product candidates as well. A breakthrough therapy is defined as a product that is intended, alone or in combination with one or more other drugs, to treat a serious or life- threatening condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Such designation also offers an intensive and efficient review involving FDA senior managers and experienced review and regulatory health project management staff across disciplines. A breakthrough therapy designation affords the possibility of rolling review, enabling the FDA to review portions of our marketing application before submission of a complete application, and possibly, priority review. However, Viaskin® Peanut is an allergenic extract product that is not subject to the Prescription Drug User Fee Act, as amended, and accordingly, we may not receive priority review from the FDA.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe that our product candidates, in addition to Viaskin® Peanut, meet the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification.

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

Any of our product candidates for which we, or our collaborators, obtain marketing approval in the future, as well as the manufacturing processes, post-marketing requirements and commitments, labeling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents and requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval will be subject to limitations on the indicated uses for which the product may be marketed or may be subject to other conditions of approval, including the FDA requirement to implement a REMS to ensure that the benefits of a drug or biological product outweigh its risks.

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

Relying On Third-Party Manufacturers May Result In Delays In Our Clinical Development Or Commercialization Efforts.

Developing and commercializing new medicines entails significant risks and expenses. Our clinical trials may be delayed if third-party manufacturers are unable to assure a sufficient quantity of the drug product to meet our study needs. Currently, we have only one manufacturer, Sanofi S.A., or Sanofi, of the active pharmaceutical ingredients, or API, used in our Viaskin® product candidates, such as peanut protein extract and unmodified allergen milk extract. If Sanofi cannot manufacture the active pharmaceutical ingredients as required by us in a timely manner, we may not be able to find a substitute manufacturer on a timely basis and our clinic trials may be delayed. Further, we are aware that Sanofi has entered into licensing agreements of discovery platforms in selected food allergies, notably with Immune Design Corp (acquired by Merck), and Aimmune Therapeutics. This potential competitive dynamic may make Sanofi less inclined to continue or renew their manufacturing arrangement with us on commercially reasonable terms or at all and, notwithstanding contractual protections, Sanofi may be able to utilize knowledge gained through their relationship with us in furtherance of their development of competitive therapies.

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

Our Viaskin® Product Candidates May Not Be Able To Be Manufactured Profitably On A Large Enough Scale To Support Commercialization.

To date, our Viaskin® product candidates have only been manufactured at a scale which is adequate to supply our research activities and clinical trials. There can be no assurance that the procedures currently used to manufacture our product candidates will work at a scale which is adequate for commercial needs and we may encounter difficulties in the production of Viaskin® patches due to our or our partners’ manufacturing capabilities. We have not built commercial-scale manufacturing facilities, and we have limited manufacturing experience with Viaskin® patches.

We rely on a single supplier to produce, or contract for the production of, active ingredients for our clinical trials and for our commercial supplies of any future approved products. Even if we were to obtain access to quantities of active ingredients sufficient to allow us otherwise to expand our Viaskin® manufacturing capabilities, we may not be able to produce sufficient quantities of the product at an acceptable cost, or at all. In the event our Viaskin® product candidates cannot be manufactured in sufficient quantities for commercialization, our future prospects could be significantly impacted and our financial prospects would be materially harmed.

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

The biopharmaceuticals industry is highly competitive. Numerous biopharmaceutical laboratories, biotechnology companies, institutions, universities and other research entities are actively involved in the discovery, research, development and marketing of therapeutic responses to treat allergies, making it a highly competitive field. We have competitors in a number of jurisdictions, many of which have substantially greater name recognition, commercial infrastructures and financial, technical and personnel resources than we have. Although we believe we are currently in a unique position with respect to the testing and treatment of food allergies in young children, established competitors may invest heavily to quickly discover and develop novel compounds that could make the Viaskin® patch products obsolete or uneconomical. Any new product that competes with an approved product may need to demonstrate compelling advantages in efficacy, convenience, tolerability and safety to be commercially successful. Other competitive factors, including generic competition, could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to Viaskin® patch products. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

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

To our knowledge, other pharmaceutical and biotechnology companies are also seeking to develop food allergy treatments. For example, Aimmune Therapeutics, Inc., or Aimmune, reported topline results from its Phase III trial evaluating the safety and efficacy of its OIT product candidate, AR101, in peanut allergic patients in February 2018. In March 2019, Aimmune announced that its BLA for AR101 was accepted for review by the FDA. To our knowledge, the company uses a formulation of peanut flour for oral administration intended for oral desensitization to peanut. We are also aware of other companies developing OIT product candidates, as well as other companies that are working on recombinant peanut proteins capable of initiating an attenuated immune response of using subcutaneous administration. We are also aware that Sanofi has entered into licensing agreements of discovery platforms in selected food allergies, notably with Immune Design Corp., (acquired by Merck), and may pose a competitive risk to our products in the future. Aimmune also announced a clinical collaboration with Regeneron Pharmaceuticals, Inc. and Sanofi to study AR101 treatment with dupilumab in peanut allergic patients, and commenced a Phase II clinical trial in October 2018 under this collaboration. We believe that Regeneron and Sanofi are also planning to study dupilumab as a monotherapy in the treatment of peanut allergic patients. In August 2018, Genentech, Inc. and Novartis Pharmaceuticals Corporation announced that the FDA granted breakthrough designation for Xolair for the prevention of severe allergic reactions following accidental exposure to one or more foods in people with allergies. The companies plan to initiate a potentially pivotal trial in multiple food allergies. In March 2018, AnaptysBio, Inc. announced top-line proof-of-concept data for its ongoing Phase IIa trial to evaluate the safety of its IL-33 inhibitor product candidate, ANB020, in severe adult peanut allergic patients. In August 2018, AnaptysBio announced that it will deprioritize the development of ANB020 in peanut allergy.

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

Various provisions of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, or ACA, were designed to impact the provision of, or payment for, health care in the United States, including expanded Medicaid eligibility, subsidized insurance premiums, provided incentives for businesses to provide health care benefits, prohibited denials of coverage due to pre-existing conditions, established health insurance exchanges, and provided additional support for medical research. With regard to biopharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit. However, some provisions of the ACA have yet to be fully implemented and certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the Trump Administration to repeal or replace certain aspects of the ACA. For example, since January 2017, President Trump signed two Executive Orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Additionally, on December 22, 2017, President Trump signed into law The Tax Cuts and Jobs Act of 2017, or Tax Act, which includes a provision repealing the individual mandate to maintain health insurance coverage under the ACA effective January 1, 2019. On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain mandated fees under the ACA, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans and the annual fee imposed on certain health insurance providers based on market share. In July 2018, the Centers for Medicare & Medicaid Services, or CMS, published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. While neither the Texas District Court Judge, Trump administration nor CMS have stated that the ruling will have an immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts will impact the ACA. We continue to evaluate how the ACA and recent efforts to limit the implementation of the ACA will impact our business.

Following ACA, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012, or the ATRA, include, among other things, mandatory reductions in Medicare payments to certain providers. Additionally, in the United States, there have been several recent Congressional inquiries and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation. The Trump administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The United States Department of Health and Human Services has already started the process of soliciting feedback on some of these measures while concurrently implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. On January 31, 2019, the HHS Office of Inspector General proposed modifications to federal Anti-Kickback Statute safe harbors which, among other things, may affect rebates paid by manufacturers to Medicare Part D plans, the purpose of which is to further reduce the cost of drug products to consumers. While some proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

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

Guidelines And Recommendations Published By Various Organizations May Impact The Use Or Reimbursement Of Viaskin® Peanut, If Approved.

Government agencies promulgate regulations and guidelines that may be directly applicable to us and any approved products. However, professional societies, practice management groups, insurance carriers, physicians groups, private health and science foundations and organizations involved in various diseases also publish guidelines and recommendations to healthcare providers, administrators and payers, as well as patient communities.

Recommendations by government agencies or other groups and organizations may relate to such matters as usage, dosage, route of administration and use of related therapies, and a growing number of organizations are providing assessments of the value and pricing of pharmaceutical products. These assessments may come from private organizations, such as the Institute for Clinical and Economic Review, or ICER, which publish their findings and offer recommendations relating to the products’ reimbursement by government and private payers. ICER has announced that, in April 2019, it plans to publish a draft report assessing the comparative clinical effectiveness and value of treatments for peanut allergy, including Viaskin® Peanut and a competitor product candidate. The results of the ICER report or any similar recommendations or guidelines may affect our reputation, and any recommendations or guidelines that result in decreased use or reimbursement of Viaskin® Peanut, if approved, could have a material adverse effect on our results of operations and financial condition. In addition, the occurrence of any of the foregoing, or the perception by the investment community or shareholders that such recommendations or guidelines will result in decreased use or reimbursement of Viaskin® Peanut, if approved, could adversely affect the market price of our securities.

Our Product Candidates May Cause Undesirable Side Effects That Could Delay Or Prevent Their Regulatory Approval, Limit The Commercial Profile Of An Approved Label, Or Result In Significant Negative Consequences Following Marketing Approval, If Any.

Our product candidates are being developed to address the needs of severely allergic patients, for some of whom coming into contact with even minute amounts of an allergen can have a profound and life-threatening adverse reaction. Accordingly, safety is of paramount importance in developing these product candidates. To date, more than ten clinical trials of Viaskin® Peanut and Viaskin® Milk product candidates have been conducted both outside and inside of the United States in over 1,000 human patients to evaluate the safety and efficacy of these product candidates for the treatment of peanut allergies and milk allergies, respectively. Adverse events observed in these clinical trials have primarily involved general disorders such as anaphylaxis, skin and subcutaneous tissue, immune system and administration site conditions, such as erythema, pruritus, edema and urticaria. However, systemic reactions are a potential risk. It is worth noting that, as a desensitization patch bringing the allergen into contact with the skin, reactions, which are a source of itching and discomfort for the patient, are common. This reaction is typically temporary in duration and fades after a few weeks of use. In addition, during daily administration of the patches during treatments, depending on the severity of the allergies and patient response to treatment, precautionary measures are necessary when handling the patches after use due to risk of contamination.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay, halt or terminate clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. Further, if our Viaskin® patch product candidates receive marketing approval and we or others identify undesirable side effects caused by the products (or any other similar products) after the approval, a number of potentially significant negative consequences could result, including:

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

Our future profitability will depend, in part, on our ability to commercialize product candidates based on our Viaskin® technology platform in markets within and without the United States and Europe. If we commercialize product candidates based on our Viaskin® technology platform in foreign markets, we would be subject to additional risks and uncertainties, including:

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics;

•	foreign currency exchange rate fluctuations;

•	patients’ ability to obtain reimbursement for Viaskin® patch products in foreign markets; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of Viaskin® patch products could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

We Are Subject To Healthcare Laws And Regulations, Which Could Expose Us To Criminal Sanctions, Civil Penalties, Integrity Obligations, Exclusion from Government Healthcare Programs, Individual Imprisonment, Contractual Damages, Reputational Harm And Diminished Profits And Future Earnings, Among Other Consequences.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of Viaskin® patch products, if approved. Our arrangements with such persons and third-party payors will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute Viaskin® patch products, if we obtain marketing approval. Restrictions under applicable federal, state and foreign healthcare laws and regulations include but are not limited to the following:

•

The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for or the purchase, lease, order or recommendation of any item, good, facility or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. The intent standard under the federal Anti-Kickback Statute was amended by the ACA to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

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

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

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

•

Analogous state, local or foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require licensure or registration by sales and marketing agents of a pharmaceutical company; state laws that require disclosure of information related to drug pricing; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA.

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

Changes In Regulatory Requirements, FDA Guidance Or Guidance From Certain European Regulatory Authorities Or Unanticipated Events During Our Clinical Trials Of Viaskin® Patch Products May Occur, Which May Result In Changes To Clinical Trial Protocols Or Additional Clinical Trial Requirements, Which Could Result In Increased Costs To Us And Could Delay Our Development Timeline.

Changes in regulatory requirements, FDA guidance or guidance from certain European regulatory authorities or unanticipated events during our clinical trials may force us to amend clinical trial protocols or the FDA or certain European regulatory authorities may impose additional clinical trial requirements. Discussions with regulatory authorities have caused us to adjust certain trial protocols. Amendments to our clinical trial protocols would require resubmission to the FDA and IRBs for review and approval, which may adversely impact the cost, timing or successful completion of a clinical trial. If we experience delays completing, or if we terminate, any of our clinical trials, or if we are required to conduct additional clinical trials, the commercial prospects for the Viaskin® patch product candidates, or any other product candidates, may be harmed and our ability to generate product revenue will be delayed.

The FDA And Other Regulatory Agencies Actively Enforce The Laws And Regulations Prohibiting The Promotion Of Off-label Uses. If We Are Found To Have Improperly Promoted Off-label Uses, We May Become Subject To Significant Liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as Viaskin® patch products, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for Viaskin® patch products as a treatment for a particular allergy, physicians, in their professional medical judgment, may nevertheless prescribe Viaskin® patch products to their patients in a manner that is inconsistent with the approved label. Additionally, it is permissible to share in certain circumstances truthful and nonmisleading information that is consistent with, but not contained in, the product’s approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability under the FDCA and other statutory authorities, such as laws prohibiting false claims for reimbursement. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the marketing of Viaskin® patch products, if approved, by restricting off-label promotion, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

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

Our Product Development Programs For Candidates Other Than Viaskin® Patch Products May Require Substantial Financial Resources And May Ultimately Be Unsuccessful.

The success of our business depends primarily upon our ability to identify, develop and commercialize products to treat common food allergies. In addition to the commercialization of Viaskin® Peanut, if approved, and the clinical development of Viaskin® Milk, we may pursue development of our other development programs, including Viaskin® Egg and Viaskin® rPT. None of our other potential product candidates has commenced any clinical trials, and there are a number of FDA requirements that we must satisfy before we can commence clinical trials. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other development programs may adversely affect our ability to continue the commercialization of Viaskin® Peanut, if approved, and the clinical development and commercialization of Viaskin® Milk and we may never commence clinical trials of such development programs despite expending significant resources in pursuit of their development. If we do commence clinical trials of our other potential product candidates, such product candidates may never be approved by the FDA. If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

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

The biopharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that our product candidates or the use of our technologies infringes patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorney’s fees if we are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. In addition, if any such claim were successfully asserted against us and we could not obtain such a license, we may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing Viaskin® patch products.

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

•

in the case of trademark claims, redesign, or rename, Viaskin® or other trademarks we may own, to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

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

As of December 31, 2018, we had 315 full-time employees and we expect to significantly increase our number of employees and the scope of our operations. To manage our anticipated development and expansion, including the commercialization of our product candidates in North America, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We Depend On Key Personnel And Attracting Qualified Management Personnel And Our Business Could Be Harmed If We Lose Key Personnel And Cannot Attract New Personnel.

Our success depends to a significant degree upon the technical and management skills of our officers and key personnel, such as our Chief Executive Officer, our Deputy Chief Executive Officer and our Responsible Pharmacist (qualified person). The loss of the services of any of these individuals would likely have an adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management, including a full-time Chief Medical Officer, marketing, technical, and sales executives and personnel. The loss of any of our key executives, or the failure to attract, integrate, motivate, and retain additional key personnel could have a material adverse effect on our business.

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

We May Incur Significant Costs From Class Action Litigation.

The market price for our ordinary shares or ADSs may fluctuate for many reasons, including as a result of public announcements regarding the progress of our development and commercialization efforts or the development and commercialization efforts of our collaborators and/or competitors, the addition or departure of our key personnel, variations in our operating results and changes in market valuations of pharmaceutical and biotechnology companies. For example, in December 2018, we announced that we voluntarily withdrew our BLA for Viaskin® Peanut following correspondence with the FDA regarding additional data needs on manufacturing procedures and quality controls, and our ADS price declined significantly as a result. When the market price of a security has been volatile as the market price for our ordinary shares and ADSs has been, holders of that security have occasionally brought securities class action litigation against the company that issued the security.

For example, a class action complaint was filed on January 15, 2019 in the United States District Court for the District of New Jersey, entitled Travis Ito-Stone v. DBV Technologies, et al., Case No. 2:19-cv-00525. The complaint alleges that we and our former Chief Executive Officer, our current Chief Executive Officer and our

Deputy Chief Executive Officer violated certain federal securities laws, specifically under Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. The plaintiff seeks unspecified damages on behalf of a purported class of purchasers of our securities between February 14, 2018 and December 19, 2018. We believe that the allegations contained in the complaint are without merit and intend to defend the case vigorously. However, whether or not the plaintiff’s claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of our business. If we are ultimately required to pay significant defense costs, damages or settlement amounts, such payments could adversely affect our operations.

We may be the target of similar litigation in the future. Any future litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business, operating results and financial condition. We maintain liability insurance; however, if any costs or expenses associated with this or any other litigation exceed our insurance coverage, we may be forced to bear some or all of these costs and expenses directly, which could be substantial.

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

Our Failure To Maintain Certain Tax Benefits Applicable To French Technology Companies May Adversely Affect Our Results Of Operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d’impôt recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €7.2 million, €9.3 million and €10.8 million as of December 31, 2016, 2017 and 2018, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable to additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

We May Be Forced To Repay Conditional Advances Prematurely If We Fail To Comply With Our Contractual Obligations Under The Applicable Innovation Grant Agreements.

Since inception through December 31, 2018, we have received multiple conditional advances totaling €6.2 million for innovation granted by OSEO, the French Agency for Innovation and part of the Banque Publique d’Investissement. If we fail to comply with our contractual obligations under the applicable innovation grant agreements, including if we lose our exclusive right to commercially develop our product candidates, we could be forced to repay the sums advanced ahead of schedule. Such premature repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial means needed, the time or the ability to replace these financial resources with others.

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

European Data Collection Is Governed By Restrictive Regulations Governing The Use, Processing, And Cross-Border Transfer Of Personal Information.

The collection and use of personal health data in the European Union is governed by the provisions of the General Data Protection Directive ((EU) 2016/679), or GDPR. This legislation imposes requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, results of operations and financial condition.

We Are Subject To U.S. And Certain Foreign Export And Import Controls, Sanctions, Embargoes, Anti-Corruption Laws, And Anti-Money Laundering Laws And Regulations. Compliance With These Legal Standards Could Impair Our Ability To Compete In Domestic And International Markets. We Can Face Criminal Liability And Other Serious Consequences For Violations, Which Can Harm Our Business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

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

Our ADSs were sold in our initial public offering on Nasdaq in October 2014 at a price of $21.64 per share, and the price per ADS has ranged from as low as $3.60 and as high as $26.98 during 2018. During this same period, our ordinary share prices have ranged from as low as €7.59 to as high as €47.38. The market price of our securities may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs and/or ordinary shares;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	changes in the structure of healthcare payment systems;

•	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and

•	general economic and market conditions.

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

Our executive officers, directors, current 5% or greater shareholders and affiliated entities, including entities affiliated with Caisse de Dépots et Consignations, entities affiliated with Baker Bros. Advisors LP, entities affiliated with Perceptive Advisors LLC, entities affiliated with Morgan Stanley, ArrowMark Colorado Holdings, LLC and entities affiliated with Boxer Capital, LLC, together beneficially own approximately 55.6% of our ordinary shares. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

We Do Not Currently Intend To Pay Dividends On Our Securities And, Consequently, Your Ability To Achieve A Return On Your Investment, If Any, Will Depend On Appreciation In The Price Of The ADSs. In Addition, French Law May Limit The Amount Of Dividends We Are Able To Distribute.

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

Future Sales Of Ordinary Shares Or ADSs By Existing Shareholders Could Depress The Market Price Of The ADSs.

As of December 31, 2018, 30,157,777 ordinary shares were issued and outstanding. Sales of a substantial number of shares of our ordinary shares or ADSs in the public market, or the perception that these sales might occur, could depress the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of our shares are now generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our securities could decline significantly.

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

We May Lose Our Foreign Private Issuer Status In The Future, Which Could Result In Significant Additional Cost And Expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2019, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2020. We could lose our foreign private issuer status in the future if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. As of December 31, 2018, approximately 53% of our outstanding ordinary shares were held by U.S. residents.

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

U.S. Holders Of ADSs May Suffer Adverse Tax Consequences If We Are Characterized As A Passive Foreign Investment Company.

Under the U.S. Internal Revenue Code of 1986, as amended, or Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets, including cash, consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Based on the composition of our gross income and gross assets for our 2018 taxable year, the latter determined by reference to the value of the ADSs and shares, we believe that we were not likely a PFIC for the taxable year ending December 31, 2018, and we do not expect to be classified as a PFIC for the taxable year ending December 31, 2019. However, there can be no assurance that we have not been or will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds ADSs, a U.S. Holder may be subject to adverse tax consequences if a mark-to-market election or a qualified electing fund, or QEF, election has not been made with respect to its ADSs. A U.S. Holder may incur significant additional U.S. federal income taxes on income resulting from certain distributions on, or any gain from the disposition of, such ADSs, as such income generally would be allocated over the U.S. Holder’s holding period for its ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC would be subject to tax as ordinary income earned in the current year, and all other amounts would be subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the resulting taxes in respect of such income. Furthermore, if we are a PFIC for any taxable year during which the U.S. Holder holds ADSs, dividends paid by us would not be eligible for preferential individual rates of U.S. federal income tax. In addition, U.S. Holders that own an interest in a PFIC are required to comply with certain reporting requirements.

A U.S. Holder may in certain circumstances mitigate the adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a QEF, or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. See “Certain Material U.S. Federal Income Tax Considerations.”

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

Our actual capital expenditures for the years ended December 31, 2016, 2017 and 2018 amounted to €8.3 million, €7.8 million and €8.6 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and industrial tools, the refurbishment of our research and development laboratories, our relocation of our headquarters to Montrouge as well as cash contributions to our liquidity contract. We expect our capital expenditures to increase in absolute terms in the near term as we seek regulatory approval for the commercialization of Viaskin® Peanut, continue to advance our research and development programs and grow our operations. For the near future, our investments will mainly remain in France where our research and development facilities are currently located.

B. Business Overview

We are a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy by developing a novel technology platform called Viaskin®. Our therapeutic approach is based on epicutaneous immunotherapy, or EPIT®, our proprietary method of delivering biologically active compounds to the immune system through intact skin using Viaskin®. We have generated significant data demonstrating that Viaskin®’s mechanism of action is novel and differentiated as it targets specific antigen-presenting immune cells in the skin, called Langerhans cells, which capture the antigen and migrate to the lymph node in order to activate the immune system without allowing passage of the antigen into the bloodstream, minimizing systemic exposure in the body. We are advancing this unique technology to address areas of unmet medical need, including in patients suffering from food allergies, for whom safety is paramount as the introduction of the offending allergen into their bloodstream can cause severe or life-threatening allergic reactions, such as anaphylactic shock.

Our proprietary platform is based on our epicutaneous Viaskin® patch. We have designed and developed this technology internally, for which we have scalable manufacturing capabilities. Viaskin® is an electrostatic patch, which may offer a convenient, self-administered, non-invasive immunotherapy to patients. Once applied on intact skin, Viaskin® forms a condensation chamber, which hydrates the skin and solubilizes the antigen allowing it to penetrate the epidermis, where it is captured by Langerhans cells. Based on numerous scientific publications and our own research, we believe this unique mechanism of action has a favorable safety profile and that it generates a strong immune response that results in allergen desensitization. Our epicutaneous immunotherapy method allows us to develop product candidates addressing food allergies, as well as other unmet medical needs.

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

We are committed to finding safe, effective and patient-friendly therapies for food-allergic patients, for whom there are no approved treatments. Compared to other allergy treatment approaches, we believe the safety profile of our EPIT® method carried-out via the Viaskin® patch may be able to offer significant therapeutic, tolerability and ease-of-use advantages to these patients. EPIT® can be utilized as an allergy-specific immunotherapy commonly referred to as desensitization. Desensitization consists of repeated administration of small quantities of allergen to decrease allergen reactivity in patients. Currently studied desensitization methods include subcutaneous, sublingual and oral immunotherapy, which often require frequent or prolonged administration in specialized centers. In academic settings some successful cases exist, but large-scale pharmaceutical development in this field has been limited due to both the safety concerns and the commercial viability of these desensitization approaches for the treatment of food allergies. These methods may also be poorly designed for pediatric patients due to their safety profile or the inconvenient method of administration. Most importantly, some of these approaches are also known for triggering severe adverse events related to treatment, including severe anaphylaxis, risking the patient’s life during administration. Further, some of these methods have been also associated with an increased risk of adverse long- term treatment effects, such as EoE. As a self-administered treatment with a good safety profile, we believe Viaskin® has positioned us as the company with one of the most advanced clinical programs in food allergies to date.

The following table summarizes our most advanced product candidates:

We are focused on becoming the leader in discovering, developing and commercializing food allergies products. Our pipeline development strategy is based on leveraging Viaskin®’s scientific profile while taking into consideration a combination of target market characteristics, which include allergen prevalence, persistence and severity. We select our target product candidates with the aim to address allergies that have high unmet medical needs.

Our lead product candidate, Viaskin® Peanut, has completed a global Phase III program for the treatment of peanut allergic patients four to 11 years of age. Viaskin® Peanut has obtained fast track designation and breakthrough therapy designation in children from the U.S. Food and Drug Administration, or FDA, which are regulatory designations intended to expedite or facilitate the process of reviewing new drugs and biological products that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. The European Medicines Agency’s, or EMA, Pediatric Committee has also adopted a positive opinion with respect to our Pediatric Investigation Plan, or PIP, for Viaskin® Peanut, which is a prerequisite for the filing of marketing authorization for any new medicinal product in Europe.

In September 2014, we announced topline results for our Viaskin® Peanut’s Efficacy and Safety, or VIPES, Phase IIb clinical trial of Viaskin® Peanut for the treatment of peanut allergic patients, which was followed by a full study report presented at the 2015 AAAAI Annual Meeting in Houston, Texas. In October 2016, we announced topline results from the two-year OLFUS-VIPES study evaluating the long-term efficacy and safety profile of Viaskin® Peanut for the treatment of peanut allergic children. OLFUS-VIPES, or OLFUS, is an open-label, follow-up study to VIPES. Following results from our Phase IIb program, we launched a Phase III program designed to assess the efficacy and safety of Viaskin® Peanut in children. As part of our Phase III program development, we initiated the Peanut EPIT® Efficacy and Safety Study, or PEPITES, a pivotal Phase III trial, in December 2015. PEPITES was designed to evaluate the safety and efficacy of Viaskin® Peanut 250 µg in 356 peanut allergic patients four to 11 years of age. In August 2016, we launched the REAL Life Use and Safety of EPIT® (REALISE) study, which was designed to evaluate the use and safety of Viaskin® Peanut 250 µg in routine clinical practice in 393 peanut allergic patients four to 11 years of age.

In October 2017, we announced topline results from PEPITES, in which we observed a statistically significant response with a favorable tolerability profile, with 35.3% of patients responding to Viaskin® Peanut 250 µg after 12 months of treatment as compared to 13.6% of patients in the placebo arm (difference in response rates = 21.7%; p=0.00001; 95% CI = 12.4% - 29.8%). However, the primary endpoint, which evaluates the 95% confidence interval, or CI, in the difference in response rates between the active and placebo arms, did not reach the 15% lower bound of the CI that was proposed in the trial’s Statistical Analysis Plan submitted to the FDA.

In November 2017, we announced topline safety results from REALISE and that the trial met its primary objective. In the trial, we observed that Viaskin® Peanut was well-tolerated with no new or unexpected adverse events. A favorable safety and tolerability profile was observed, which was comparable with outcomes from previous studies of Viaskin® Peanut 250 µg.

The results from PEPITES and REALISE will form the basis for our planned regulatory submissions in the United States, Europe and other countries for the use of Viaskin® Peanut in peanut allergic patients four to 11 years of age.

In February 2018, we announced that the FDA agreed that the available efficacy and safety data for Viaskin® Peanut supports the submission of a Biologics License Application, or a BLA, for the treatment of peanut allergy in children four to 11 years of age. The FDA provided written responses to the clinical pre-BLA meeting package we submitted. These responses reflect agreement on the content of the clinical module of the BLA for Viaskin® Peanut; however, FDA agreement on the content of the BLA clinical module does not assure that the BLA will be approved and that we will not be required to conduct additional clinical trials of Viaskin® Peanut.

In October 2018, we announced the submission of a BLA to the FDA for Viaskin® Peanut for the treatment of peanut allergy in children four to 11 years of age.

In December 2018, we voluntarily withdrew our BLA for Viaskin® Peanut following correspondence with the FDA regarding additional data needs on manufacturing procedures and quality controls.

In February 2019, we announced that based on the progress in addressing the FDA’s guidance, we expect to submit our BLA for Viaskin® Peanut in the third quarter of 2019.

On October 30, 2018, the Institute for Clinical and Economic Review, or ICER, announced that it plans to assess the comparative clinical effectiveness and value of treatments for peanut allergy, including Viaskin Peanut and a competitor product candidate. ICER plans to publish a draft evidence report on April 9, 2019.

We intend to provide an update on timelines for our European Marketing Authorization Application to the EMA following our BLA submission.

We are also developing Viaskin® Peanut for the treatment of peanut allergy in toddlers one to three years of age. In August 2017, we initiated the EPIT® in Toddlers with Peanut Allergy, or EPITOPE, a Phase III clinical trial assessing the safety and efficacy of Viaskin® Peanut for the treatment of peanut allergic patients one to three years of age. In September 2018, we announced that the independent data and safety monitoring board, or DSMB, completed its planned safety review of Part A of the EPITOPE trial. The DSMB did not identify any safety concerns for patients enrolled in Part A of the trial and recommended that the trial continue as planned with the 250 µg dose selected for investigation in Part B. Following a positive DSMB meeting, we initiated Part B of the EPITOPE trial in October 2018, which will study patients for 12 months. We expect to enroll approximately 400 toddlers for Part B in the United States, Europe, Australia and Canada.

We are developing our second product candidate, Viaskin® Milk, for the treatment of cow’s milk protein allergy, or CMPA, in children two to 17 years of age, which received fast track designation from the FDA in September 2016. In November 2014, we initiated a multi-center, double-blind, placebo-controlled, randomized Phase I/II dose-finding trial to study the safety and efficacy of Viaskin® Milk in 198 patients with Immunoglobulin E, or IgE, mediated CMPA, which we refer to as the Milk Efficacy and Safety, or MILES, trial. The MILES (Milk Efficacy and Safety) study was designed to determine a safe and effective dose in two age groups: children ages two to 11 and adolescents ages 12 to 17. In June 2015, we announced completion of Part A of the MILES study, or Phase I, for which the DSMB recommended to continue the study as planned and did not raise any safety concerns, and we launched Part B, or Phase II, in October 2015.

In February 2018, we announced topline results from Part B of the MILES study. Following analyses of the data, the 300 µg dose of Viaskin® Milk was identified as the dose with the greatest observed clinical activity for children (intent-to-treat, or ITT, p=0.042). We believe these results support further advancement of the Viaskin® Milk program, and we intend to discuss findings with regulatory authorities to determine the design of future studies.

In February 2015, we announced the development of our third product candidate, Viaskin® Egg, for the treatment of patients suffering from hen’s egg allergy. Preclinical development for Viaskin® Egg commenced in the first half of 2015 and is currently ongoing.

In addition to our development programs in food allergies, we are exploring the use of our Viaskin® technology for the treatment of inflammatory and autoimmune diseases with high unmet medical need. Human proof-of-concept trials are ongoing with Viaskin® in EoE and as a booster vaccination against Bordetella pertussis (whooping cough) in healthy adults. Our other earlier stage research programs include vaccination for respiratory syncytial virus, as well as potential treatments for Crohn’s disease, hemophilia A, celiac disease and type I diabetes.

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

We intend to commercialize our food allergy product candidates, if approved, independently in North America and certain European countries. In June 2016, we signed a lease for a commercial facility in Summit, New Jersey, which is intended to support the launch and commercialization of Viaskin® Peanut in North America, if the appropriate regulatory approvals are received.

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

Our Strategy

Our goal is to become the leading global biopharmaceutical company focused on discovering, developing, manufacturing and commercializing treatments for severe allergies. Key elements of our strategy are:

•

Rapidly Seek Marketing Approval for Viaskin® Peanut— Our Phase III development program for Viaskin® Peanut in peanut allergic children ages four to 11 has been completed. In December 2015, we initiated PEPITES, a pivotal efficacy and safety Phase III trial in peanut allergic children four to 11 years of age. In November 2016, we initiated REALISE, a Phase III safety trial in peanut allergic children four to 11 years of age. We reported results from the PEPITES and REALISE trials in October and November 2017, respectively. We are also exploring additional marketing indications for Viaskin® Peanut in other patient populations as part of our clinical development strategy, and have an ongoing Phase III trial in toddlers one to three years of age, called EPITOPE. In order to potentially expedite development of Viaskin® Peanut, we have pursued and obtained both fast track and breakthrough therapy designations from the FDA for Viaskin® Peanut. We intend to submit our BLA for Viaskin® Peanut in the third quarter of 2019 and seek marketing approval for Viaskin® Peanut for the treatment of peanut allergic children four to 11 years of age.

•

Advance the Development of Our Viaskin® Technology Platform into Other Areas of Unmet Medical Need in Food Allergies—We are advancing the clinical development of Viaskin® Milk to address IgE mediated CMPA, which is frequently the first food allergy that appears in early childhood and affects approximately 2% to 3% of the population in developed countries. We initiated MILES in November 2014, and reported results in February 2018. We obtained fast track designation from the FDA for Viaskin® Milk in September 2016 for the treatment of CMPA in children two to 17 years of age. Preclinical development for Viaskin® Egg began in the first half of 2015 and is currently ongoing.

•

Become a Fully Integrated Biopharmaceutical Company Focused on the Commercialization of our Viaskin® Food Allergies Product Candidates in the United States and Other Major Markets—We are utilizing our team’s unique expertise and knowledge in food allergies to rapidly advance clinical development and approval of our product candidates. In anticipation of commercial launches, we continue to enhance our manufacturing and commercial production capabilities. Given the limited number and targeted nature of the prescribers in our target markets, we currently intend to launch and commercialize our food allergies product candidates with our own specialty sales force.

•

Maximize the Value of our Innovative Viaskin® Technology Platform by Building a Broad Immunotherapy Product Pipeline—We are leveraging our expertise in skin immunology science and believe that our Viaskin® technology platform has the potential to support significant product opportunities beyond treatments for food allergies. To support our pipeline innovation strategy, we have commenced a number of proof-of-concept trials in the field of inflammatory and autoimmune diseases, including an investigator-sponsored study at the Children’s Hospital of Philadelphia, or CHOP, in EoE, an inflammatory disease of the esophagus, with findings presented in December 2018 and February 2019. In collaboration with the Geneva University Hospitals, or HUG, and BioNet-Asia Co. Ltd., or BioNet, we conducted a Phase I trial of Viaskin® rPT for booster vaccination against pertussis, our first human proof-of-concept trial in the field of boosting vaccination. Initial data was announced in March 2017, with additional data presented in September 2018. We have also advanced a number of pre-clinical indications, which could enable us to broaden our product pipeline, including the development of applications in Crohn’s disease, hemophilia A, as well as other early stage research opportunities and collaborations. We expect to selectively collaborate with leading pharmaceutical and biotechnology companies that have deep clinical expertise or extensive commercial infrastructure in other therapeutic areas of interest to us, in order to accelerate product candidate development and maximize shareholder value.

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

Emergency Treatments and Their Limitations

Allergies can lead to severe reactions that require the use of treatments that have been designated to treat allergic symptoms during emergency situations, such as severe anaphylactic reactions. Epinephrine, also known as adrenaline, is the most widely used treatment for anaphylactic reactions, and it is usually administered by injection. The most commonly used type of epinephrine injections are Epipen Auto-Injectors, or Epipens, which are indicated for the emergency treatment of severe allergic reactions including sudden anaphylactic shock or for patients with a history of anaphylactic reactions to known triggers. Patients at risk of anaphylaxis are instructed by their physicians on how to recognize the symptoms of anaphylaxis and on when to use the Epipens. Epinephrine injections help relieve the symptoms of anaphylaxis, but they do not treat or help address the underlying causes of the allergic disease.

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

Our Solution: Epicutaneous Immunotherapy (EPIT®) Using Our Viaskin® Technology Platform

Over the last decade, we have developed an innovative immunotherapy technology platform, with the potential for sustained therapeutic effect, by delivering biologically active compounds, including antigens, via intact skin. This technology platform, which we call Viaskin®, is based on an electrostatic patch, which administers the antigen directly on the skin. Once administered, the antigen is concentrated in the superficial layers of the skin, where it activates the immune system by specifically targeting the Langerhans cells, without passage of the antigen into the bloodstream. We refer to this novel approach to immunotherapy as epicutaneous immunotherapy, or EPIT®. Based on our trials and research, we believe that EPIT® has the potential to provide all of the intended benefits of a disease-modifying treatment in allergy, while avoiding severe or life-threatening allergic reactions.

Viaskin®—The First Epicutaneous Immunotherapy Product Candidate

Three important characteristics of our Viaskin® technology platform contribute to its potential safety and efficacy:

•	The Viaskin® patch contains the antigen in dry form, which allows it to retain its chemical properties optimally.

•

The Viaskin® patch creates a condensation chamber with the skin. This increases the hydration of the skin and solubilizes the antigen, which allows it to penetrate the upper layers of the epidermis. Here, the antigen is close to tolerogenic, antigen-presenting cells in the body called the Langerhans cells.

•

The Viaskin® patch delivers the antigen directly to the Langerhans cells, but not into the bloodstream, thereby aiming to avoid systemic allergic reactions. This mechanism of action leads to the potential safety of Viaskin®, which has been observed in multiple clinical trials in over 1,000 patients.

Below is a diagram reflecting the primary components of the Viaskin® patch:

The key elements of the Viaskin® patch mechanism of action are the following:

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

Viaskin®—Targeting the Unique Immunological Properties of the Skin

Viaskin®’s effect on the immune system has been the subject of numerous scientific analyses and publications, which have been featured in major medical journals and allergology conferences. These epigenetic and mechanistic studies have helped us characterize the Viaskin®’s novel mechanism of action.

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

We believe that EPIT® can rebalance the immune reaction by decreasing, or down-regulating, the Th2 response to allergens, keeping Th1 and Th2 balanced and thus promoting long-term tolerance toward future allergen exposure. The first documentation of this mechanistic feature of our Viaskin® patch in humans was presented at the 2016 AAAAI Annual Meeting in Los Angeles, California.

Viaskin®—Compelling Clinical Benefits

We believe that our innovative approach to EPIT® has the potential to offer compelling clinical benefits to patients suffering from severe allergies:

•

Our Epicutaneous Approach Targeting Langerhans Cells has the Potential to Induce an Immune Reaction with a Highly Tolerogenic Profile: By delivering the allergen directly to the lymph node through the Langerhans cells, EPIT® activates specific Tregs that can down-regulate the Th2-oriented reaction to the allergen. The absence of passage of allergens into the bloodstream explains the potential safety while the activity in the lymph node explains the potential efficacy of EPIT®.

•

Our Viaskin® Patch Enables Continuous Antigen Exposure which has the Potential to Promote Sustained Tolerization: The Viaskin® patch contains allergen protein in its original antigenic state, which allows the skin to be continuously exposed to the allergen over time. We believe this promotes a long-term, sustained therapeutic effect.

•

The Safety Profile and Ease of Use of Viaskin® May Allow the Treatment of Allergies Very Early in Life: Because of its ease-of-use and observed safety profile, we believe our Viaskin® technology will allow for the treatment of all patients suffering from severe allergies, including young children, limiting the risk of treatment-related anaphylaxis. As a result, we believe our approach will permit early treatment of allergies in children during the “window of opportunity” which could prevent disease progression in these patients or the development of polyallergies.

We believe Viaskin®’s ability to induce epicutaneous immunological responses can also potentially be applied to other therapeutic areas, such as vaccination and treatment of inflammatory and autoimmune diseases.

Our Product Candidates

Our lead product candidate, Viaskin® Peanut, is being developed for the treatment of peanut allergy in children, adolescents and adults. We completed a Phase III development program for Viaskin® Peanut 250 µg in peanut allergic children four to 11 years of age. In December 2015, we initiated PEPITES, a randomized, placebo-controlled pivotal Phase III trial investigating the safety and efficacy of Viaskin® Peanut 250 µg in 356 patients after 12 months of treatment. In November 2016, we initiated REALISE, a Phase III trial designed to generate safety data after six months of blinded treatment, as well as to evaluate the use of Viaskin® Peanut 250 µg in routine clinical practice. Patients in PEPITES were eligible to enroll in PEOPLE (Open-Label Follow-Up Study of the PEPITES Study to Evaluate the Long-term Efficacy and Safety of Viaskin® Peanut), a long-term, open-label extension trial of

Viaskin® Peanut 250 µg. In the PEOPLE trial, patients who were randomized and received active treatment during PEPITES will receive Viaskin® Peanut 250 µg for two additional years, while patients who received placebo during PEPITES will be treated with Viaskin® Peanut 250 µg for three years. We announced the topline results from PEPITES and REALISE in October and November 2017, respectively.

The results from PEPITES and REALISE will form the basis for our planned regulatory submissions in the United States, Europe and other countries for the use of Viaskin® Peanut in this patient population. In February 2018, we announced that the FDA agreed that the available efficacy and safety data for Viaskin® Peanut supports the submission of a BLA for the treatment of peanut allergy in children four to 11 years of age.

In October 2018, we announced the submission of a BLA to the FDA for Viaskin® Peanut for the treatment of peanut allergy in children four to 11 years of age. In December 2018, we voluntarily withdrew our BLA for Viaskin® Peanut following correspondence with the FDA regarding additional data needs on manufacturing procedures and quality controls. In February 2019, we announced that based on the progress in addressing the FDA’s guidance, we expect to submit our BLA for Viaskin® Peanut in the third quarter of 2019.

We are also developing Viaskin® Peanut for the treatment of peanut allergy in toddlers one to three years of age. In August 2017, we initiated the EPIT® in Toddlers with Peanut Allergy, or EPITOPE, a Phase III clinical trial assessing the safety and efficacy of Viaskin® Peanut for the treatment of peanut allergic patients one to three years of age. In September 2018, we announced that the independent DSMB completed its planned safety review of Part A of the EPITOPE trial. The DSMB did not identify any safety concerns for patients enrolled in Part A of the trial and recommended that the trial continue as planned with the 250 µg dose selected for investigation in Part B. In October 2018, we announced the initiation of Part B of EPITOPE. We expect to enroll approximately 400 toddlers for Part B in the United States, Europe, Australia and Canada. Patients in the EPITOPE trial were eligible to enroll in EPOPEX (EPITOPE Open-Label Extension Study to Evaluate the Long-Term Clinical Benefit and Safety of Viaskin® Peanut in Peanut-Allergic Children), a long-term, open-label extension trial of Viaskin® Peanut 250 µg in toddlers. In the EPOPEX trial, patients who were randomized and received active treatment during EPITOPE will receive Viaskin® Peanut 250 µg for two additional years, while patients who received placebo during EPITOPE will be treated with Viaskin® Peanut 250 µg for three years.

Our second product candidate, Viaskin® Milk, is being developed for children and adolescents for the treatment of IgE mediated CMPA. Proof-of-concept data from a pilot clinical trial of Viaskin® Milk was published in JACI in 2010. In November 2014, we initiated our 198-subject, multi-center, double-blind, placebo-controlled, randomized Phase I/II dose-finding MILES clinical trial evaluating the safety and efficacy of Viaskin® Milk in children two to 11 years of age and adolescents 12 to 17 years of age with IgE mediated CMPA. Completion of Part A (Phase I) occurred in June 2015. In February 2018, we reported results from this dose-finding trial. Following analyses of the data, the 300 µg dose was identified as the dose with the greatest observed clinical activity for children (ITT, p=0.042). We believe these results support further advancement of the Viaskin® Milk program, and we intend to discuss findings with regulatory authorities to determine the design of future studies.

We are also developing a third product candidate, Viaskin® Egg, for the treatment of hen’s egg allergy. In the first half of 2015, we began pre-clinical work for this product candidate with the goal of initiating a clinical program if these studies are successful. Preclinical development is currently ongoing.

To support our pipeline innovation strategy, we have commenced a number of proof-of-concept trials in the field of inflammatory and autoimmune diseases. In November 2015, Dr. Jonathan Spergel from CHOP initiated an investigator-sponsored multi-center, double-blind, placebo-controlled, randomized trial to assess the safety and efficacy of Viaskin® Milk in pediatric patient populations with milk-induced EoE. CHOP presented finding from this 20-patient trial in December 2018 and February 2019. A reduction in eosinophil counts was observed in this initial data set, showing a possible connection between the skin and the gastrointestinal tract. We also initiated our first human proof-of-concept trial in the field of boosting vaccination in September 2016 in collaboration with HUG and BioNet. We, in collaboration with HUG and BioNet, designed a Phase I trial to study the ability of Viaskin® rPT in the reactivation of immunity against Bordetella pertussis in 60 healthy adults. The primary endpoint of the study was the incidence of treatment-emergent adverse events, or TEAEs, related to the application of Viaskin® rPT and the secondary objectives assessed humoral responses compared to placebo In November 2016, we announced the completion of dosing in the first cohort and the DSMB recommendation that the study continue with dosing in the second patient cohort. We announced the results of this trial in March 2017. In September 2018, we presented data from two additional cohorts, showing that following skin preparation with an epidermal laser, anti-PT booster responses elicited by Viaskin®-PT were comparable to those elicited by Boostrix® dTpa, an injectable approved booster vaccine.

We are also exploring the use of the Viaskin® technology platform in the development of diagnostic tools for food allergies. In May 2016, we announced our entry into an exclusive global collaboration with Nestlé Health Science to develop MAG1C, a ready-to-use and standardized atopy patch test for the diagnosis of CMPA in infants and toddlers. Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally.

Viaskin® Peanut

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

Phase III Clinical Program Ages Four to 11 — PEPITES and REALISE

PEPITES (Peanut EPIT® Efficacy and Safety Study)

In December 2015, we initiated a pivotal Phase III trial designed to evaluate the safety and efficacy of Viaskin® Peanut 250 µg in children four to 11 years of age suffering from peanut allergy. PEPITES was a global, randomized 2:1, double-blind, placebo-controlled Phase III trial, in which pediatric peanut allergic patients were treated with Viaskin® Peanut 250 µg or placebo for 12 months. During the trial, patients’ sensitivity to peanut protein was assessed using a double-blind, placebo-controlled food challenge, or DBPCFC, at baseline. The DBPCFC was halted once the subject exhibited an objective symptom, as described on a pre-specified scale, thus establishing a subject’s peanut reactivity level, which is labeled as the patient’s eliciting dose, or ED. As in VIPES, patients received a daily application of Viaskin® Peanut or placebo over a 12-month treatment period. Each patch was to be applied for 24 hours on the patient’s back.

PEPITES randomized 356 peanut allergic patients in 31 centers across North America, including Canada and the United States, Europe and Australia. The patient population included a high percentage of subjects who exhibited additional allergic conditions. We established baseline peanut tolerance levels by measuring the peanut eliciting dose at which patients began to exhibit allergy symptoms, thus establishing the reactive baseline dose. The median baseline reactive dose in PEPITES was 100 mg.

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

Results of PEPITES Trial

In October 2017, we announced topline results from PEPITES, in which we observed a statistically significant response with a favorable tolerability profile, with 35.3% of patients responding to Viaskin® Peanut 250 µg after 12 months of treatment as compared to 13.6% of patients in the placebo arm (difference in response rates = 21.7%; p=0.00001; 95% CI = 12.4% - 29.8%). However, the primary endpoint, which evaluates the 95% CI in the difference in response rates between the active and placebo arms, did not reach the 15% lower bound of the CI that was proposed in the study’s Statistical Analysis Plan submitted to the FDA. We presented these topline results at the 2018 AAAAI/WAO Joint Congress in Orlando, Florida in March 2018. Detailed results were published in The Journal of the American Medical Association in February 2019.

With respect to CRD, a key secondary endpoint which measures threshold reactivity during the DBPCFC, we observed that at month 12, patients treated with Viaskin® Peanut 250 µg and placebo reached a mean CRD of 906 mg (median 444 mg) and 361 mg (median 144 mg) of peanut protein, respectively. Mean CRD at baseline was 211.7 mg (median 144 mg) in the Viaskin® Peanut arm and 212.5 mg (median 144 mg) in the placebo arm. An increase in the CRD was observed between Viaskin® Peanut and placebo (nominal p-value < 0.001).

Exploratory analyses showed that changes in peanut-specific biomarkers, including immunoglobulin E (IgE) and immunoglobulin G4 (IgG4), support the immunomodulatory effect with Viaskin® Peanut [Figure 1]. The median observed increase from baseline in peanut-specific IgE was greater in the Viaskin® Peanut group vs placebo group, respectively, at month 3 (70.1 kilounits of antibody per liter (kUA/L) vs 9.8 kUA/L) and month 6 (27.4 kUA/L vs 1.32 kUA/L). However, at month 12, peanut-specific IgE were observed to return to near baseline in both groups (1.1 kUA/L vs -1.1 kUA/L). Median peanut-specific IgG4 were observed to increase over time in the Viaskin® Peanut group (change from baseline at month 3: 0.81 mg/L; month 6: 1.79 mg/L; month 12: 3.27 mg/L), while levels remained unchanged from baseline in the placebo group. The change from baseline in peanut-specific IgG4 was greater at all time points with Viaskin® Peanut vs placebo, and the groups were observerd to be highly distinguished by this marker, given a flat trend in the placebo arm.

Figure 1: PEPITES Immunological Responses

In a post-hoc analysis, the majority of patients on Viaskin® Peanut exhibited an increased ED compared to the placebo group (62.6% in active vs. 28% in placebo) at 12 months. An additional post-hoc analysis showed that 53.1% of patients treated with Viaskin® Peanut increased their baseline ED from ≤100 mg to ≥300 mg, compared to 19% in the placebo group. Based on quantitative risk modeling from Baumert et al, this improvement in ED is predicted to reduce the risk of an allergic reaction due to accidental exposure by over 95%.

A favorable safety and tolerability profile was observed with Viaskin® Peanut. Treatment adherence was high (98.5%), and similar discontinuation rates between treatment groups were reported, with 89.9% of patients completing the trial. There was a low discontinuation rate due to treatment-emergent adverse events (TEAEs) (1.7%), and the overall rate of TEAEs, regardless of relatedness to the treatment, was comparable between treatment and placebo groups, at 95.4% and 89.0%, respectively. The most commonly reported TEAEs were mild to moderate application-site reactions that decreased after month 1 in both frequency and severity. There were no treatment-related gastrointestinal adverse events or cases of eosinophilic esophagitis in this trial.

There were no cases of severe anaphylaxis in the trial. Serious adverse events (SAEs) were balanced between the Viaskin® Peanut and placebo group, at 4.2% vs. 5.1%, respectively. Four SAEs reported in three Viaskin® Peanut patients (1.3%) were determined by the investigator as possibly or probably related to treatment. A low rate of treatment-related epinephrine use was reported (2.9% treatment group vs. 0.8% placebo group). Ten cases in eight Viaskin® Peanut patients (3.4%) of possibly or probably treatment-related anaphylaxis occurred, and all were classified as mild or moderate without evidence of cardiovascular, neurologic, or respiratory compromise. Six of these ten cases were treated with epinephrine, and five of the eight patients continued on Viaskin® Peanut in the trial.

Following the completion of PEPITES, all patients were eligible to enroll in PEOPLE (Open-Label Follow-Up Study of the PEPITES Study to Evaluate the Long-term Efficacy and Safety of Viaskin® Peanut), a long-term, open-label extension trial of Viaskin® Peanut 250 µg in children. In the PEOPLE trial, patients who were randomized and received active treatment during PEPITES will receive Viaskin® Peanut 250 µg for two additional years, while patients who previously received placebo during PEPITES will be treated with Viaskin® Peanut 250 µg for three years. In August 2017, we announced the completion of enrollment of the PEOPLE trial, with 298 (92%) patients who completed PEPITES enrolling in this follow-up trial.

REALISE (REAL Life Use and Safety of EPIT®)

In November 2016, we initiated a Phase III trial in peanut allergic children four to 11 years of age designed to assess the use and safety of Viaskin® Peanut 250 µg in routine clinical practice. REALISE is a multicenter, randomized 3:1, double-blind, placebo-controlled Phase III trial, in which pediatric peanut allergic patients were treated with Viaskin® Peanut 250 µg or placebo for six months. Treatment course with Viaskin® Peanut consists of a daily application of the patch on the backs of the patients.

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

Results of REALISE Trial

Results from this trial were comparable with outcomes from previous studies of Viaskin® Peanut 250 µg. The most commonly reported adverse events were local application site reactions, which were mostly mild and moderate in nature. No imbalance in SAEs was observed in the trial, with three cases in three patients in the active arm (1.0%) and two cases in two patients in the placebo arm (2.0%). One case in one patient in the active arm was qualified by the investigator as moderate anaphylaxis probably related to treatment. The patient responded to standard outpatient therapy. In the six-month blinded period, the discontinuation rate was 2.5%, with a 1.0% dropout related to adverse events. The mean patient compliance was above 95%.

Phase III Clinical Trial Ages One to Three—EPITOPE

EPITOPE (EPIT® in Toddlers with Peanut Allergy)

In August 2017, we initiated EPITOPE, a two-part, pivotal, double-blind, placebo-controlled Phase III trial designed to evaluate the safety and efficacy of Viaskin® Peanut in children one to three years of age suffering from peanut allergy. Part A of the trial assessed the safety of two doses of Viaskin® Peanut, 100 µg and 250 µg, in 51 patients for three months. Based on the results from Part A, we are studying the maximum-tolerated dose in Part B, which is expected to enroll approximately 350 additional patients to evaluate the safety and efficacy of the identified dose versus placebo for 12 months.

The primary efficacy endpoint of the trial is based on a responder analysis after 12 months of treatment of Viaskin® Peanut. For patients with a baseline peanut protein ED equal to or less than 10 mg, a responder is defined as a patient with a peanut protein ED equal to or greater than 300 mg of peanut protein after 12 months of treatment. For patients with a baseline ED greater than 10 mg, a responder is defined as a patient with a peanut protein eliciting dose equal to or greater than 1,000 mg of peanut protein after 12 months of treatment. The primary analysis evaluating the difference between Viaskin® Peanut 250 µg and placebo is defined by reaching a lower bound of the two-sided 95% confidence interval (CI) of ≥15%.

In September 2018, we announced that the independent DSMB completed its planned safety review of Part A of EPITOPE and did not identify any safety concerns for patients enrolled in Part A of the trial, recommending that the trial continue as planned with the 250 µg dose selected for investigation in Part B. In October 2018, we announced the initiation of Part B of EPITOPE. We expect to enroll approximately 400 toddlers for Part B in the United States, Europe, Australia and Canada.

Patients in EPITOPE were eligible to enroll in EPOPEX (EPITOPE Open-Label Extension Study to Evaluate the Long-Term Clinical Benefit and Safety of Viaskin® Peanut in Peanut-Allergic Children), a long-term, open-label extension trial of Viaskin® Peanut 250 µg in toddlers. In the EPOPEX trial, patients who were randomized and received active treatment during EPITOPE will receive Viaskin® Peanut 250 µg for two additional years, while patients who received placebo during EPITOPE will be treated with Viaskin® Peanut 250 µg for three years.

Phase IIb Clinical Trials—VIPES and OLFUS-VIPES

VIPES (Viaskin® Peanut’s Efficacy and Safety)

In August 2012, we initiated VIPES, a double-blind, placebo-controlled, multi-center Phase IIb clinical trial of Viaskin® Peanut in 221 peanut allergic patients with a well-documented medical history of systemic reactions after ingestion of peanut. Patients completed their last food challenge visits after twelve months of treatment.

The VIPES trial was a multi-center clinical trial conducted at 22 sites in North America and Europe. In the trial, 221 peanut allergic patients were randomized into four treatment arms to evaluate three doses of Viaskin® Peanut, specifically 50 µg, 100 µg and 250 µg peanut protein, compared to placebo. The trial was prospectively organized across the three dose levels with two patient strata, composed of three different patient age groups: children (113 patients, ages six to 11) for the first stratum and adolescents (73 patients, ages 12 to 17) plus adults (35 patients, ages 18 to 55) for the other stratum. Each patient underwent two DBPCFCs: one at initial screening and one at 12 months after initiation of treatment. The challenge was halted once the subject exhibited an objective symptom, thus establishing a subject’s ED. Patients in VIPES received a daily application of the Viaskin® Peanut patch over a 12-month treatment period. Each patch was applied for 24 hours, either on the upper arm for adults (ages 18 to 55) and adolescents (ages 12 to 17) or on the back of children (ages six to 11).

Baseline peanut tolerance levels were established by measuring the peanut eliciting dose at which patients began to exhibit allergy symptoms, thus establishing the reactive baseline dose. The median baseline reactive dose in VIPES was 30 mg for children and 100 mg for adolescents and adults. The distribution of patients’ baseline reactive dose is summarized in the graph below.

The primary efficacy endpoint in the trial was the percentage of treatment responders for each active treatment compared to placebo. Trial responders were defined as patients who, after 12 months of treatment with Viaskin® Peanut and using a DBPCFC, started to react at a dose of peanut protein equal to or greater than 1,000 mg, or at least a 10-fold increase in the eliciting dose of peanut protein compared to baseline. As a secondary efficacy endpoint, CRD was also used to establish the total quantity of peanut protein triggered patient reactions at month 12 versus placebo. Serological markers were also measured as additional secondary endpoints at baseline, three, six and 12 months in order to characterize the immunological changes observed in patients.

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

Results of VIPES Trial

In September 2014, we announced topline results for the VIPES trial, which was followed by a full study presentation at the 2015 AAAAI Annual Meeting in Houston, Texas, during an oral presentation by Dr. Sampson titled, “Epicutaneous Immunotherapy (EPIT®) is effective and safe to treat Peanut Allergy: a multi-national, double-blind placebo-controlled randomized, phase IIb trial.” We discussed additional post-hoc analyses during a company event webcasted following the 2015 AAAAI meeting.

The primary efficacy endpoint was met with Viaskin® 250 µg, with 50.0% responders vs 25.0% with placebo, p=0.01 [Figure 2]. Moreover, children in the Viaskin® 250 µg arm (six-11 years) exhibited 53.6% responders vs 19.4% for placebo, p=0.008 [Figure 3]. In children, the mean CRD showed a Viaskin® Peanut dose-dependent response, with a change from baseline of +61 mg, +471 mg, +570 mg and +1121 mg for the placebo, 50 µg, 100 µg, and 250 µg arms, respectively [Figure 4]. Children’s immunological responses were observed to be robust. In the Viaskin® 250 µg arm, peanut-specific IgE exhibited a median increase ≥ 50 kUA/L at 3 months and decreased back to baseline at 12 months; median peanut-specific IgG4 at 12 months increased in a dose-dependent fashion: 1.3, 5.5-, 7.2- and 19.1-fold for each dose arm, respectively [Figure 5].

We are conducting additional analyses on the adolescents and adults age stratum. Due to a high placebo response rate, we believe these results need to be investigated further before determining our Viaskin® Peanut development path in these patient populations [Figure 6]. We intend to refine our development strategy for both peanut allergic adolescents and adults in the next 12 months.

Patient compliance with daily Viaskin® Peanut application was above 97%. The safety profile was confirmed across all active arms with no serious treatment-related adverse events reported or use of epinephrine related to treatment. Three separate Data Safety Monitoring Board, or DSMB, meetings concluded that VIPES did not have any safety concerns. In the trial, there were 20 SAEs, but none related to study drug. Of the 20 Serious Adverse Events, or SAEs, in VIPES, 14 were anaphylaxes during the DBPCFC, three were moderate anaphylaxes after accidental consumption of peanut containing foods outside of clinical trial site, one was a reaction to fish consumption, one respiratory distress case and one psychiatric case. The trial drop-out rate was 6.3%, or 14 patients, which was below the 15% rate initially anticipated. Two of the 14 drop-outs were related to the study drug due to dermatitis, one was due to uncontrolled asthma not related to treatment and the remaining 11 patients were drop-outs due to non-compliance, lost to follow-up or consent withdrawals. Furthermore, local cutaneous reactions, mostly mild and moderate, were observed in the majority of the active groups.

The following figures summarize these results.

Figure 2: Summary of VIPES Responders

Figure 3: Summary of VIPES Responders: Children

Figure 4: Summary of CRD Changes from Baseline in Children

Figure 5: Summary of Immunological Responses in Children

Figure 6: Summary of VIPES Responders: Adolescents and Adults

OLFUS-VIPES (Open-Label Follow-Up Study)

In September 2013, we initiated an open-label follow-up Phase IIb clinical trial called OLFUS-VIPES to assess the long-term efficacy and safety of Viaskin® Peanut in patients with peanut allergy. OLFUS-VIPES is an extension trial for patients who completed the VIPES double-blind, placebo-controlled clinical trial, during which all patients were under active treatment with Viaskin® Peanut 250 µg. OLFUS-VIPES includes 171 patients at 21 sites in North America and Europe, representing 83% of the patients who completed 12 months of therapy in the VIPES trial. The objective of this trial was to assess the efficacy and safety of Viaskin® Peanut after up to 36 months of epicutaneous immunotherapy in peanut allergic patients, as well as sustained unresponsiveness of patients to peanut protein after cessation of treatment.

Results of OLFUS-VIPES Trial

In October 2016, we announced topline results for OLFUS-VIPES, which evaluated the long-term efficacy and safety of Viaskin® Peanut for the treatment of peanut allergic children. The response rate in children (ages six to 11 at entry in VIPES) treated with the 250 µg dose for 36 months was observed to be long-lasting. In this dose cohort, 83% of children were observed to continue responding to treatment during the second year of OLFUS, up from 80% at month 12 of OLFUS and 57% at the OLFUS baseline. The average CRD for this treatment group progressed to 2,454 mg (1,440 mg median) of peanut protein at the completion of OLFUS, from 1,884 mg (1,440 mg median) at month 12 of OLFUS, from 1,068 mg (444 mg median) at the OLFUS baseline, and 84 mg (44 mg median) at baseline during VIPES entry [Figure 7]. Serological markers for this treatment group showed the strengthening of the immunological changes initially observed in VIPES. After 36 months, a median 36.5% decrease from the VIPES baseline value in peanut-specific IgE was observed, while the high median levels IgG4 were maintained at a 473% increase from the VIPES baseline [Figure 8]. Detailed study results were presented at the 2017 AAAAI meeting in Atlanta, Georgia by Dr. Wayne Shreffler during an oral presentation titled, “Efficacy and Safety of Long-Term Epicutaneous Immunotherapy (EPIT®) Treatment of Peanut Allergy with Viaskin® Peanut: Results of the Two-Year Extension of the VIPES Phase IIb Clinical Trial.”

No drug-related epinephrine use or SAEs due to Viaskin® Peanut were reported. The study’s median compliance rate, which was maintained at 95.5%, was also consistent with previously reported results from VIPES and prior observations in OLFUS. Most adverse events were related to application site and were mild to moderate, with decreasing severity and frequency over time.

After 24 additional months of treatment with Viaskin® Peanut, no additional significant clinical response was observed relative to the OLFUS baseline in the adolescents and adults’ treatment group. Response rates consistent with the results observed in VIPES were shown in treatment-naïve adolescents and adults who received 24 months of therapy during OLFUS.

The following figures summarize these results.

Figure 7: Summary of Responders in OLFUS-VIPES — Children Treated for 36 Months with Viaskin® 250 µg

Figure 8: OLFUS-VIPES Serological Evolution in Children Treated for 36 Months with Viaskin® 250 µg

Phase Ib Clinical Trial

In July 2010, we initiated our first clinical trial of Viaskin® Peanut in the United States, which was a Phase Ib trial to evaluate the safety and tolerability of repeated epicutaneous administration of Viaskin® Peanut in patients allergic to peanuts. Results from this trial were published in February 2016 in JACI. In the trial, which was conducted at five leading centers in the United States, 100 patients (initially adults, followed by adolescents and then children) allergic to peanuts, including 70 with a non-severe allergy and 30 with a severe allergy, were randomized and treated for two weeks with 20 µg to 500 µg of Viaskin® Peanut or with placebo. Patients with a history of severe anaphylactic reactions could be enrolled only after assessment of the safety of Viaskin® Peanut in patients with historical non-severe anaphylaxis. The primary endpoint of this clinical trial was safety, with the primary safety parameters of adverse events, physical examinations, vital signs, lab values, allergic reactions, any skin reactions, local or distant, echo-cardiogram, and Peak Expiratory Flow and spirometry (FEV1). Secondary endpoints included the proportion of patients that experience systemic reactions such as urticaria, asthma and acute dyspnea, change in blood pressure, and digestive symptoms such as vomiting and diarrhea associated with Viaskin® Peanut treatment versus placebo, the proportion of patients requiring treatment for systemic reactions related to Viaskin® Peanut treatment or placebo, and overall adherence to the clinical trial treatment.

In the overall population, the dose of 500 µg of Viaskin® Peanut in adults and adolescents, and the dose of 250 µg of Viaskin® Peanut in children, were each shown to be well-tolerated maximum doses regardless of the administration plan. Importantly, an excellent treatment compliance rate greater than 96% was observed and the intermediate results suggested satisfactory usage safety of Viaskin® Peanut in patients allergic to peanuts. The interim report was communicated to the FDA on December 15, 2011, and we released the complete results of this clinical trial at the EAACI Congress in June 2012.

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

As such, we have been approached by certain academic and research institutions interested in exploring Viaskin® and EPIT®’s mechanism of action and their impact on patients. In particular, both the AP-HP in France and CoFAR in the United States have initiated clinical trials to assess Viaskin® Peanut’s efficacy: ARACHILD and CoFAR6, respectively. While not a sponsor of these trials, we have and will provide the doses of Viaskin® Peanut needed to complete both of these trials.

CoFAR6 (Consortium for Food Allergy Research 6)

In October 2013, CoFAR launched a multi-center, randomized, double-blind, placebo-controlled trial to evaluate Viaskin® Peanut in children and adults allergic to peanuts. This trial is sponsored and funded by the NIAID and coordinated by Stacie M. Jones, MD, Professor of Pediatrics, University of Arkansas for Medical Sciences, Arkansas Children’s Hospital, Little Rock, Arkansas. The trial is being conducted in five hospitals in the United States and includes 75 patients; 54 children four to 11 years of age and 21 adolescents and adults 12 to 25 years of age. In CoFAR6, patients were randomized 1:1:1 to two doses of Viaskin® Peanut (100 µg and 250 µg) or placebo. The primary outcome measure was the percent of patients desensitized to peanut protein during the peanut protein oral food challenge, or OFC, at week 52. Responders were characterized as patients who successfully passed a 5044 mg OFC or who successfully consumed a dose ten times greater as compared to baseline.

The 52-week CoFAR6 results were highlighted during two oral presentations at the 2016 AAAAI Annual Meeting in Los Angeles, California. Findings from this study were consistent with clinical data trends previously observed in VIPES. In the CoFAR6 trial, Viaskin® Peanut was observed to have a favorable safety and tolerability profile across treatment groups, with no SAEs or epinephrine use related to treatment observed. Treatment adherence was high (97.1%), dropouts were low (8%), and no withdrawals occurred in the 250 µg treatment group. Cohorts treated with both Viaskin® Peanut 100 µg (P=0.005), and Viaskin® Peanut 250 µg (P=0.003) met the primary efficacy endpoint in all populations. The treatment response was enhanced in children four to 11 years of age, and also, with Viaskin® Peanut 250 µg compared to Viaskin® Peanut 100 µg. Based on additional analysis presented separately by us, we observed a greater response in children treated with the 250 µg dose (P=0.001). The CoFAR6 results were published in JACI in October 2016.

CoFAR6 also explored mechanistic features of Viaskin® Peanut. Dr. Cecilia Berin, Associate Professor Pediatrics, Mount Sinai Hospital in New York, New York presented early findings from CoFAR6 at the 2016 AAAAI meeting, which supported Viaskin® Peanut’s mechanistic features that have been observed at the preclinical level. Viaskin® Peanut at the 250 µg dose showed a trend of decreased Th2 cell frequency without any increased trends in the Th1 response. In animal models, we have observed that Viaskin®’s unique mechanism of action could rebalance the immune reaction by down-regulating the Th2 response to allergens while keeping Th1 responses balanced.

ARACHILD

The ARACHILD trial is a pilot trial conducted in France by the AP-HP. It is a DBPCFC trial to investigate the efficacy and safety of Viaskin® Peanut in peanut allergic patients recruited from six centers. In the trial, 54 patients (35 children (age five to 11) and 19 adolescents (age 12 to 18)), were randomized into two treatment arms to evaluate a single dose of Viaskin® Peanut, specifically 100 µg of peanut protein, compared to placebo. Patients in the placebo arm were crossed over at six months to Viaskin® Peanut without unblinding the trial. Each patient underwent DBPCFCs at months six, 12 and 18 after initiation of treatment. After the initial double-blind six-month treatment period, all patients went through an open-label period of 30 months. The primary endpoint of the trial was the proportion of patients who achieved at least a 10-fold increase in initial reactive dose or CRD greater than 1,000 mg of peanut protein (about four peanuts). The secondary endpoints included significant immunological changes.

In June 2013, AP-HP reported the results from the initial six-month double-blind placebo-controlled phase of the trial and for the first 12 months of the open-label follow-up phase. In the active group (28 patients), six-, 12- and 18-month data showed 7.4%, 20% and 40% of patients, respectively, consuming at least 10 times more peanut protein than tolerated at the beginning of the trial (versus 7.7% in the placebo arm before the crossover to Viaskin® Peanut at month six, then 13% and 19% respectively after the crossover). Net trends of a specific sub-analysis of 19 adolescents (age 12 to 17) showed that despite a positive serological response of IgE, no adolescents qualified as responders at six, 12 and 18 months. In an analysis of 35 children (age five to 11), we observed not only a positive serological response of IgE, but also that an immunological response is characteristic of an acquisition of tolerance leading to a continuous and progressive number of responders. For the children subgroup, six-, 12- and 18- month data showed 12.5%, 33.3% and 66.7% of patients, respectively, consuming at least 10 times more peanut protein than at the beginning of the trial (versus 10.5% in the placebo arm before the crossover to Viaskin® Peanut at month six, then 16.7% and 23.5%, respectively, after the crossover). Viaskin® Peanut also showed significant immunological changes (secondary efficacy endpoints) in the overall population, with clear-cut results in children. In treated children, peanut-specific IgE were increased by more than two-fold at 6-month, before decreasing and approaching toward initial levels at 18-month, while peanut-specific IgG4 (immunoglobulin G4) increased by more than eight-fold over 18-month of treatment.

Additional analyses of these data also suggest a linear relationship between body surface and response rate as well as onset of response. This analysis supports the belief that the 100 µg dose in Viaskin® Peanut used in ARACHILD was potentially too low to generate a significant clinical outcome in patients with a higher body surface. In addition, these data also suggest that levels of the antibody IGg4 are potentially a good predictor of future patient response.

Pre-Clinical Studies

Prior to commencing our clinical trials of Viaskin® Peanut, we completed a series of customary proof-of-concept and IND-enabling pre-clinical studies. These included in vitro pharmacokinetic/absorption studies, in vivo pharmacology studies in a mouse model of peanut allergy, and toxicology studies, as well as ISO 10993-compliant biocompatibility studies for the device component.

Viaskin® Milk

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

MILES (MILk Efficacy and Safety)

Our product candidate for the treatment of CMPA, Viaskin® Milk, received fast track designation from the FDA in September 2016. In November 2014, we initiated our MILES trial, a multi-center, double-blind, placebo-controlled, randomized Phase I/II trial to was designed to determine a safe and effective dose in two age groups: children ages two to 11 and adolescents ages 12 to 17, and study the safety and efficacy of Viaskin® Milk in patients suffering from IgE mediated CMPA. This trial was conducted in select United States and Canadian clinical centers. In the study, 198 patients (18 patients in Part A and 180 patients in Part B) were randomized for treatment at 17 sites.

In November 2016, we announced the completion of enrollment for Part B of the MILES study, or Phase II. Part B was designed to evaluate the safety and efficacy of three doses of Viaskin® Milk (150 µg, 300 µg, 500 µg) compared to placebo for 12 months. The primary efficacy endpoint was the percentage of patients who are treatment responders after 12 months, defined as patients who meet at least one of the following criteria: (1) a 10-fold or greater increase in CRD of cow’s milk proteins at month 12 of the food challenge as compared to baseline value in addition to reaching tolerance to at least 144 mg of cow’s milk protein (approximately 4.5 mL of milk) or (2) a CRD of cow’s milk proteins greater than or equal to 1,444 mg (approximately 45 mL of milk) at month 12 of the food challenge. Secondary efficacy endpoints included, among others, the percentage of patients who are treatment responders at month 24, the mean and median CRD of cow’s milk proteins at months 12 and 24 as well as the change in CRD from baseline.

Results of MILES

In June 2015, we announced results for Part A of MILES, which is equivalent to Phase I, which evaluated the safety of repeated daily applications of three escalating dose-levels of Viaskin® Milk (150 µg, 300 µg and 500 µg cow’s milk protein) versus placebo during three weeks in 18 patients. The DSMB for the study recommended that the study continue and expressed no safety concerns after evaluating the Part A safety data of patients treated with the three doses of Viaskin® Milk.

In February 2018, we announced preliminary results from Part B, or Phase II, of a Phase I/II study evaluating the efficacy and safety of three dose regimens of Viaskin® Milk (150 µg, 300 µg, 500 µg) in 198 patients for the treatment of IgE-mediated cow’s milk protein allergy, or CMPA. This was followed by a full study presentation at the 2018 EAACI Annual Meeting in Munich, Germany, during an oral presentation by Dr. Bob Wood titled, “A Double-Blind, Placebo-Controlled Phase I/II Dose-Finding Study of Viaskin® Milk in Children and Adolescents for the Treatment of IgE-Mediated Cow’s Milk Protein Allergy (CMPA): Results From MILES.” Following analyses of the data, the 300 µg dose was identified as the dose with the greatest observed clinical activity for children (ITT, p=0.042). We believe these preliminary results support further advancement of the Viaskin® Milk program, and intend to discuss findings with regulatory authorities to determine the design of future studies.

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

Summary of Response Rate and Cumulative Reactive Dose (CRD), ITT

	Placebo	Viaskin® Milk 150 µg	Viaskin® Milk 300 µg		Viaskin® Milk 500 µg
Overall	n=53	n=49	n=49		n=47
Responder Rate	30.2%	36.7%	49.0%		36.2%
Mean Change in CRD	555.5	745.1	1,201.0	*	723.0
Children	n=40	n=38	n=38		n=36
Responder Rate	32.5%	34.2%	57.9	%**	38.9%
Mean Change in CRD	565.6	624.6	1,322.4	*	839.8
Adolescents	n=13	n=11	n=11		n=11
Responder Rate	23.1%	45.5%	18.2%		27.3%
Mean Change in CRD	525.4	1,150.3	715.6		364.0

*	Geometric Mean P-values for CRD, Overall: 0.008, Children: 0.045, **p=0.042

Viaskin® Milk was reported to be well-tolerated across all doses with no treatment-related SAEs. The most commonly reported adverse events were mild and moderate application site reactions. Overall, the discontinuation rate was 4.5%, with a 1.5% dropout rate due to adverse events. Treatment adherence, as measured by mean patient compliance, was over 95% in all study groups.

Overall, 98.9% of patients completing month 12 of MILES opted to enroll in the open-label portion of the study.

Pilot Clinical Trial

Dr. Christophe Dupont and the AP-HP conducted a double-blind, placebo-controlled pilot clinical trial of EPIT® in 2005 in children (age three months to 15 years) with high levels of specific IgE related to cow’s milk protein who were unable to consume more than 10 mL of cow’s milk. A publication discussing this trial’s results was published in JACI in 2010. In the trial, at the end of a three-month treatment, the mean cumulative tolerated dose increment was 12-fold in the active group versus 8% in the placebo group.

At the start of the clinical trial, out of the 19 patients included, some patients could not tolerate the equivalent of one drop of milk without having severe reactions. However, after three or six months of treatment, almost half of the Viaskin® Milk treatment group was able to ingest milk in large quantities. In contrast, no patients treated during the first three months with a placebo (patch without active substance) showed meaningful improvement. These same non-responder patients were then treated with Viaskin® Milk and after three or six months of treatment, 80% of them experienced an improvement in their tolerance of milk. There were no serious or unexpected adverse events in the trial nor premature withdrawal from the clinical trial. Although larger studies are needed to confirm the statistical efficacy, we believe the results of the pilot clinical trial provide proof-of-concept for specific immunotherapy via the epicutaneous route for this indication.

Pre-Clinical Studies

Prior to commencing our clinical trial of Viaskin® Milk, we completed a series of customary proof-of-concept and IND-enabling pre-clinical studies. These included in vitro pharmacology studies in a murine model of allergies, general safety studies in a milk-sensitized animal model, genetic and other toxicology studies with the milk protein extract, and local tolerance studies, as well as biocompatibility studies of the device component.

Viaskin® Egg

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

Development Program for Viaskin® Egg

We are developing Viaskin® Egg as a treatment that we believe can reduce the clinical manifestations of hen’s egg allergy. Studies also suggest that the treatment of egg allergy in young children may have a significant impact on preventing the occurrence and development of eczema.

We began pre-clinical work for this product candidate in the first half of 2015 and plan to initiate a clinical program if these studies are successful. Preclinical development is currently ongoing.

Other Potential Viaskin® Technology Applications

We believe that our broadly applicable technology platform, know-how and deep understanding of EPIT® positions us well to develop product candidates in areas of unmet medical need in immunotherapy. We currently expect to selectively conduct product development programs outside of our core expertise in food allergies, and will often seek to collaborate with companies or agencies that are experts in a particular field of interest. To date, we have signed several collaboration agreements to broaden the number of indications we are pursuing with our Viaskin® technology platform, while also developing other potential product candidates independently. We do not expect to provide regular updates unless and until we elect to move forward with any of these product candidates in a meaningful way:

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

•

With CHOP, we explored the use of our technology platform in EoE. The SMILEE (Study of Efficacy and Safety of the Viaskin® MILk in Milk-Induced Eosinophilic Esophagitis) trial which studied Viaskin® Milk in the treatment of milk-induced EoE in children ages four to 17. The trial was conducted by Dr. Jonathan Spergel at CHOP pursuant to an investigator-sponsored IND application that was accepted by the FDA in July 2015. Although we provided assistance in the form of funding and trial supplies, this trial is being conducted by CHOP and supervised by Dr. Spergel. Dr. Spergel presented the results of this trial in December 2018 and February 2019.

•

With HUG and BioNet, we are developing Viaskin® rPT, BioNet’s genetically-detoxified recombinant pertussis toxin administered by our Viaskin® patches as a booster vaccine against pertussis. In September 2016, we initiated a proof-of-concept Phase I dose-escalation, randomized, double-blind, placebo-controlled safety and immunogenicity study of Viaskin® rPT in 60 young healthy adults 18 to 40 years of age who have been vaccinated during childhood against pertussis. The primary endpoint of the trial was the incidence of treatment-emergent adverse events related to the application of Viaskin® rPT, and the secondary objectives assessed humoral responses compared to placebo. In March 2017, we announced results from the trial assessing Viaskin® rPT’s ability to boost immunity against pertussis by epicutaneously administering two doses of BioNet’s recombinant pertussis toxin. After further analysis of the data, limitations in study design and protocol were observed. In September 2018, we presented data from two additional cohorts at the 5th European Congress of Immunology in Amsterdam, Netherlands, which demonstrated that, following skin preparation with an epidermal laser, anti-PT booster responses elicited by Viaskin®-PT were comparable to those elicited by Boostrix® dTpa, an injectable approved booster vaccine.

•

With the Icahn School of Medicine at Mount Sinai, we are investigating the efficacy and mechanism of epicutaneous tolerance utilizing our Viaskin® technology for the treatment of Crohn’s disease. In December 2015, preclinical data supporting Viaskin®’s application in Crohn’s was presented at Crohn’s & Colitis Foundation of America Advances in Inflammatory Bowel Diseases, or AIBD, in Orlando, Florida. In May 2017, we presented preclinical data in inflammatory gastrointestinal diseases at Digestive Disease Week.

•

With the Institut National de la Santé Et de la Recherche Médicale, we are developing a novel therapeutic strategy for hemophilia A with inhibitors. Data from this preclinical trial was presented during an oral presentation at the 2016 AAAAI meeting in Los Angeles, California.

In addition, we are continuing to explore other cellular mechanisms modulated by EPIT®, such as biomarkers, in collaboration with Mount Sinai Hospital in the United States and Commissariat à l’Énergie Atomique et aux Énergies Alternatives, or CEA, in France. We believe that with improved knowledge about the evolution of immunological biomarkers and epigenetic modulation, we may be able to determine the level of patient response earlier during treatment, ensure follow-up and measure tolerance maintained once treatment is completed. At the 2016 EAACI meeting in Vienna, Austria, we presented initial findings from some of these collaborations, which suggest that proprietary biomarker modeling may be used to help monitor patient responses to Viaskin® Peanut. Additional research is being performed to further strengthen the results of these early findings.

Manufacturing and Supply

Our Proprietary Viaskin® Technology

We have engineered a proprietary manufacturing technology for Viaskin® patch, which is designed to comply with the most stringent pharmaceutical production standards, including those promulgated by the FDA, in order to enable Viaskin® to deliver proteins via intact skin. This novel pharmaceutical process, which was fully developed by us, uses an electrospray to spray homogeneous, thin, dry protein layers onto the Viaskin® patch.

This process sprays a liquid solution of electrically charged proteins onto the patch’s backing, which is then turned into a dry solid charged particle, which remains stuck onto the patch’s backing. It deposits very small and precise quantities of the active substance, devoid of adjuvants. The patch can then be stored at room temperature. We believe this patented technology is highly scalable and complies with cGMP requirements.

The principles of the Viaskin® electrospray technology are the following:

Constant liquid flows from a capillary and is subjected to a high voltage electric field (20,000 volts).

With our electrospray machine, we can transform these electrically charged liquid droplets into dry solid charged particles, and then drive them along the electric field lines onto the patch’s backing.

When the electric field lines are directed toward the grounded Viaskin® patch, they force the dry particles to go directly to and only onto the patch.

We have engineered the Viaskin® patch with an electrically conductive backing in order to use an electrospray in its assembly. This conductive backing is placed under the machine’s nozzles at a specified distance; the patch is also grounded so that the electric field lines can be directed onto its surface. The dry particles from the electrospray follow these field lines and settle on the patch’s backing due to the attraction and conductivity produced by the electrostatic forces on the ground. Due to this process, the dry protein layers on the patch are homogenous and no loss of substance occurs during the spray. The electrostatic attraction between the particles and the medium keeps these particles attached on the patch.

With Viaskin® manufacturing technology, we believe we can achieve:

•	a homogeneous layer of protein on the Viaskin® patch;

•	a specific mass of active substance per Viaskin® patch;

•	an adjustable active substance dosage and size for clinical trials;

•	instant drying of the active substance;

•	a high solubility of the active substance; and

•	the possibility of spraying on the Viaskin patch both biological and chemical substances.

Viaskin® is a Highly Scalable Manufacturing Technology

Over the past seven years, we have tailored our electrospray technology to conduct further clinical development of our Viaskin® technology and for its subsequent commercialization.

We currently rely on a contract manufacturer, Sanofi, to manufacture the active pharmaceutical ingredients used in our Viaskin® product candidates, such as peanut protein extract. Our manufacturing machine then uses an electrospray technology to deposit the active pharmaceutical ingredient onto the Viaskin® patch. For our clinical testing, we used two different prototypes. We then developed a third-generation machine in 2009 to manufacture patches for our clinical trials. For the Phase I and II of Viaskin® Peanut clinical trials, our electrospray machine, ES GEN3.1, was able to produce 15,000 patches per batch, which was sufficient for our clinical needs.

We developed a new version of this tool, ES GEN3.2, in 2014. This new generation manufacturing tool allows us to currently produce larger batch sizes of around 80,000 patches of Viaskin® Peanut, which are compatible with our later-stage clinical development needs. Overall, on a yearly basis, ES GEN3.2’s throughput can reach up to 3.5 million patches.

We completed development of a commercial-scale version of our electrospray manufacturing tool, ES GEN4.0, in the first half of 2017. This tool will allow us to produce commercial batch sizes of around 650,000 patches, compatible with initial expected market demand. Overall, on a yearly basis, ES GEN4.0’s throughput is expected to reach approximately 30 million patches.

ES GEN3.1 (2009) 10 or 18 nozzles Used for Phase I and Phase II trials Batch size: 15,000 patches (Viaskin® Peanut 250 µg)

ES GEN3.2 (2014) 54 nozzles Used for Phase III trials Batch size: 80,000 patches (Viaskin® Peanut 250 µg) Improved electrospray process, forerunner of ES GEN4.0

ES GEN4.0 (2017) 288 nozzles To be used for commercial products Batch size: approximately 400,000 patches (Viaskin® Peanut 250 µg) Scaled up to produce more patches annually

We believe our proprietary Viaskin® manufacturing technology creates high barriers to entry to our line of business, particularly in the engineering and manufacturing of our Viaskin® product candidates. We design, develop and build our manufacturing tools, and contract third-party manufacturers to operate it. We have entered into an agreement with a contract manufacturer, FAREVA, to manufacture the clinical batches of Viaskin® Peanut patches and we intend to pursue an expansion of this collaboration to manufacture commercial batches.

Intellectual Property

Our patent portfolio includes pending patent applications and issued patents in the United States and in foreign countries. These patents and applications generally fall into four broad categories:

•	patents and patent applications we co-own with AP-HP and the Université de Paris-Descartes relating to the Viaskin® electrostatic patch and its use, half of which may expire as early as 2022;

•	patents and patent applications which we own relating to our electrospray method of manufacturing the Viaskin® electrostatic patch, which may expire as early as 2029;

•

patents and patent applications we co-own with AP-HP and the Université de Paris-Descartes relating to the treatment of peanut allergies using our Viaskin® patch technology, which may expire as early as 2028; and

•

a variety of other patent applications that we own or co-own relating, for example, to prophylactic uses of the Viaskin® patch technology and to treatment of other indications using the Viaskin® patch technology.

The term of a U.S. patent may be eligible for patent term extension under the Hatch-Waxman Act to account for at least some of the time the drug or device is under development and regulatory review. With regard to a drug or device for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of the term of one U.S. patent. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the drug or device. Some foreign jurisdictions have analogous patent term extension provisions that allow for extension of the term of a patent that covers a device approved by the applicable foreign regulatory agency. In the future, if and when our Viaskin® electrostatic patch receives FDA approval, we expect to apply for a patent term extension on the patent that we believe will provide the best exclusivity position if extended.

Co-Ownership Agreement

AP-HP and Université de Paris-Descartes

In December 2008, we entered into an assignment, development and co-ownership agreement with AP-HP and Université Paris-Descartes, or UPD, by which we agreed to terms of co-ownership with AP-HP and UPD of certain U.S. and foreign patents and patent applications, referred to herein as the shared patents. We, and any licensees or sublicensees that we designate, have the exclusive right to commercial uses of the shared patents. AP-HP and UPD agreed to use the shared patents only for internal research purposes and not to license the shared patents to any third party. Upon commercialization of any product covered by the shared patents, which we expect would include our Viaskin® product candidates, we will be obligated to pay AP-HP and UPD a percentage of net sales as a royalty. This royalty is in the low single digits and varies depending on the particular patent used in the product. Additionally, if we license any of the shared patents to a third party and a licensee commercializes products covered by such shared patents, we will be obligated to pay AP-HP and UPD a percentage in the low single digits of the money that we receive from our licensee.

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

Absent early termination, the agreement will automatically terminate upon the expiration of the last shared patent. In the event the agreement is terminated, we would no longer have the exclusive right to commercial use of the shared patents, though we would retain our shared ownership rights. In addition, our ownership stake in certain jointly made improvements covered by the shared patents would survive termination of the agreement. The longest lived patent rights licensed to us under the agreement are currently expected to expire in 2029.

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

To our knowledge, other pharmaceutical and biotechnology companies are also seeking to develop food allergy treatments, although many are in the discovery or preclinical stages. For example, Aimmune Therapeutics, Inc., or Aimmune, reported topline results from its Phase III trial evaluating the safety and efficacy of its OIT product candidate, AR101, in peanut allergic patients in February 2018. In March 2019, Aimmune announced that its BLA for AR101 was accepted for review by the FDA. To our knowledge, the company uses a formulation of peanut flour for oral administration intended for oral desensitization to peanut. We are also aware of other companies developing OIT product candidates, as well as other companies that are working on recombinant peanut proteins capable of initiating an attenuated immune response of using subcutaneous administration. We are also aware that Sanofi S.A., or Sanofi, has entered into licensing agreements of discovery platforms in selected food allergies, notably with Immune Design Corp., (acquired by Merck) and may pose a competitive risk to our products in the future. Aimmune also announced a clinical collaboration with Regeneron Pharmaceuticals, Inc. and Sanofi to study AR101 treatment with dupilumab in peanut allergic patients, and commenced a Phase II clinical trial in October 2018 under this collaboration. We believe Regeneron and Sanofi are also planning to study dupilumab as a monotherapy in the treatment of peanut allergic patients. In August 2018, Genentech, Inc. and Novartis Pharmaceuticals Corporation announced that the FDA granted breakthrough designation for Xolair for the prevention of severe allergic reactions following accidental exposure to one or more foods in people with allergies. The companies plan to initiate a potentially pivotal trial in multiple food allergies. In March 2018, AnaptysBio, Inc. announced top-line proof-of-concept data for its ongoing Phase IIa trial to evaluate the safety of its IL-33 inhibitor product candidate, ANB020, in severe adult peanut allergic patients. In August 2018, AnaptysBio announced that it will deprioritize the development of ANB020 in peanut allergy.

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

There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products, including biologics, are required to register and disclose specified clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion.

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

Once a BLA has been accepted for filing, which occurs, if at all, sixty days after the BLA’s submission, the FDA’s goal is to review BLAs within ten months of the filing date for standard review or six months of the filing date for priority review, if the application is for a product intended for a serious or life-threatening condition and the product, if approved, would provide a significant improvement in safety or effectiveness. The review process is often significantly extended by FDA requests for additional information or clarification. If not accepted for filing, the sponsor must resubmit the BLA and begin the FDA’s review process again, including the initial sixty day review to determine if the application is sufficiently complete to permit substantive review.

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

•

a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device or biological where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or

•

any investigational drug, device, or biological packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect. Our Viaskin® product candidates are combination products comprising a device for delivery of a biologic. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. That determination is based on the “primary mode of action” of the combination product, which means the mode of action expected to make the greatest contribution to the overall intended therapeutic effects. Thus, if the primary mode of action of a device-biologic combination product is attributable to the biologic product, that is, if it acts by means of a virus, therapeutic serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product, or analogous product, the FDA center responsible for premarket review of the biologic product would have primary jurisdiction for the combination product.

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

Post-Marketing Requirements

Following approval of a new product, a manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the product, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved labeling, also known as off-label use, limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs and biologics for off-label uses, manufacturers may not market or promote such off-label uses. Modifications or enhancements to the product or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act, or the PDMA, a part of the FDCA.

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

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, CMS, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific/educational programs, among other activities, must also comply with state and federal fraud and abuse laws, data privacy and security laws, transparency laws, and pricing and reimbursement requirements in connection with governmental payor programs, among others. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in civil, criminal and administrative penalties, damages, fines, disgorgement, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, the exclusion from participation in federal and state healthcare programs or refusal to allow a firm to enter into supply contracts, including government contracts, integrity obligations and individual imprisonment. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or efficacy of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

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

Similar to the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the European Union clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the European Union Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. To improve the current system, a new Regulation No. 536/2014 on clinical trials on medicinal product candidates for human use, which repealed Directive 2001/20/EC, was adopted on April 16, 2014 and published in the European Official Journal on May 27, 2014. The new Regulation aims at harmonizing and streamlining the clinical trials authorization process, simplifying adverse event reporting procedures, improving the supervision of clinical trials, and increasing their transparency. The new Regulation entered into force on June 16, 2014 but will not be applied before 2020 (its enactment will occur six months after the publication of a notice delivered by the European Commission on the European Union clinical trial portal and database, expected for 2019 according to the European Commission’s website). Until then the Clinical Trials Directive 2001/20/EC will still apply. In addition, the transitory provisions of the new Regulation offer the sponsors the possibility to choose between the requirements of the Directive and the Regulation for one year from the entry into application of the Regulation.

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

Personal data collected during clinical trials must be reported to the French data protection authority, and kept in the record of processing activities held by the data processor pursuant to the Regulation 2016/679 of April 27, 2016, French Act No. 78-17 of January 6, 1978, , concerning computing, files and freedoms. According to the aforementioned regulations, patients have, among others, a right to their data and a right of rectification of such data, as the case may be.

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

For example, since January 2017, President Trump signed two Executive Orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Additionally, on December 22, 2017, President Trump signed into law The Tax Cuts and Jobs Act of 2017, or Tax Act, which included a provision repealing the individual mandate to maintain health insurance coverage under the ACA effective January 1, 2019. On January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain mandated fees under the ACA, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans and the annual fee imposed on certain health insurance providers based on market share. In July 2018, the Centers for Medicare & Medicaid Services, or CMS, published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. While neither the Texas District Court Judge, Trump administration nor CMS have stated that the ruling will have an immediate effect, it is unclear how this decision, subsequent appeals, if any, and other efforts will impact the ACA.We continue to evaluate how the ACA and recent efforts to limit the implementation of the ACA will impact our business.

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

Additionally, in the United States, there have been several recent Congressional inquiries and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation. The Trump administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The United States Department of Health and Human Services has already started the process of soliciting feedback on some of these measures while concurrently implementing others under its existing authority. For example, in September 2018, CMS announced that it will allow Medicare Advantage Plans the option to use step therapy for Part B drugs beginning January 1, 2019, and in October 2018, CMS proposed a new rule that would require direct-to-consumer television advertisements of prescription drugs and biological products, for which payment is available through or under Medicare or Medicaid, to include in the advertisement the Wholesale Acquisition Cost, or list price, of that drug or biological product. On January 31, 2019, the HHS Office of Inspector General proposed modifications to federal Anti-Kickback Statute safe harbors which, among other things, may affect rebates paid by manufacturers to Medicare Part D plans, the purpose of which is to further reduce the cost of drug products to consumers. While some proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce demand and prices for our products, if approved. This could harm our or our collaborators’ ability to market any products and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.

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

Indeed, the price of medicinal products is negotiated between each pharmaceutical company and the CEPS as part of a master agreement between the French pharmaceutical companies association, or the LEEM, and the CEPS. The latest master agreement was signed on December 31, 2015 and will remain applicable until December 31, 2019.

Other Healthcare Laws and Compliance Requirements

Our business operations in the United States and our arrangements with clinical investigators, healthcare providers, consultants, third-party payors and patients may expose us to broadly applicable federal, state, and foreign fraud and abuse and other healthcare laws. These laws may impact, among other things, our research, proposed sales, marketing and education programs of our product candidates that obtain marketing approval. The healthcare laws and regulations that may affect our ability to operate include, among others:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe or rebate), directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, an item, good, facility or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. The intent standard under the federal Anti-Kickback Statute was amended by the ACA to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act;

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

•

HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, knowingly and willfully falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters, knowingly and willfully embezzling or stealing from a healthcare benefit program, or willfully obstructing a criminal investigation of a healthcare offense. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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

•

HIPAA, as amended by the HITECH Act, and its implementing regulations, which imposes certain requirements on covered entities and their business associates relating to the privacy, security and transmission of individually identifiable health information; and

•

state, local and foreign law equivalents of each of the above federal laws, such as state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require licensure or registration by sales and marketing agents of a pharmaceutical company; state laws that require disclosure of information related to drug pricing; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

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

C. Organizational Structure

The following diagram illustrates our corporate structure:

D. Property, Plants and Equipment.

Our corporate headquarters are located in Montrouge, France. Our principal offices occupy a 4,770 square meter facility consisting of office and laboratory space, pursuant to a lease agreement dated March 3, 2015, which expires on March 8, 2024. We also have two facilities in Bagneux, France. These facilities consist of 2,237 square meters of office and laboratory space and are used primarily by our industrial and production teams. In April 2018, we entered into an addendum to our lease for an additional 500 square meters of office space in building B of Green Square, Bagneux, France. These facilities are leased under one agreement, which expires on May 31, 2020. We entered into an additional lease for offices in Montrouge, France in July 2018. This facility consists of 1,808 square meters of office space, pursuant to a lease agreement dated July 1, 2018, which expires on June 30, 2027.

We also have an office in North America to support our U.S. subsidiary as well as future commercialization needs. We lease 3,780 square feet of office space in Tower 49, New York, New York. This lease is for a period of 65 months and expires on February 25, 2023.

In September 2016, we entered into a lease for a commercial facility of 8,919 square feet in Summit, New Jersey, which is intended to support the launch and commercialization of Viaskin® Peanut in North America, if the appropriate regulatory approvals are received. In July 2018, we entered into a lease for an additional 12,629 square feet in the same building and made both leases co-terminus on July 10, 2028. This lease includes extension options of two five-year periods.

Item 4. A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

Overview

We are a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy by developing a novel technology platform called Viaskin®. Our therapeutic approach is based on epicutaneous immunotherapy, or EPIT®, our proprietary method of delivering biologically active compounds to the immune system through intact skin using Viaski®n. We have generated significant data demonstrating that Viaskin®’s mechanism of action is novel and differentiated, as it targets specific antigen-presenting immune cells in the skin, called Langerhans cells, that capture the antigen and migrate to the lymph node in order to activate the immune system without passage of the antigen into the bloodstream, minimizing systemic exposure in the body. We are advancing this unique technology to treat patients, including infants and children, suffering from food allergies, for whom safety is paramount, since the introduction of the offending allergen into their bloodstream can cause severe or life-threatening allergic reactions, such an anaphylactic shock.

We initially financed our operations through several private equity investments totaling €38.7 million. In 2012, we completed a €40.6 million initial public offering of our ordinary shares on Euronext Paris. In 2013, we completed a €29.9 million private investment in public equity, or PIPE, of which we received net proceeds of €15.1 million and our selling shareholders received net proceeds of €14.8 million. In 2014, we completed a €104.5 million global underwritten public offering of both ADSs on the Nasdaq Global Select Market, or Nasdaq, and ordinary shares on Euronext Paris, issuing an aggregate of 3,074,686 ordinary shares, from which we received net proceeds of €93.7 million. In July 2015, we completed a €255.3 million underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 ADSs, from which we received net proceeds of €237.3 million. In connection with our 2015 public offering, our share capital increased by €414 thousand with a corresponding increase of €236.9 million in our share premium. In March 2018, we completed an underwritten global offering of an aggregate of 4,056,914 ordinary shares in (i) a public offering of 1,600,817 ordinary shares in the form of 3,201,634 ADSs in the United States, Canada and certain other countries outside Europe and (ii) a concurrent private placement of 2,456,097 ordinary shares in Europe (including France), from which we received gross proceeds of €140.8 million. In connection with our 2018 public offering, our share capital increased by €0.4 million with a corresponding increase of €140.4 million in our share premium, gross.

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

•

add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts, as well as a company listed on both the U.S. and French stock markets.

We do not expect to generate material revenue from product sales unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect may take a number of years and is subject to significant uncertainty. Until we can generate substantial revenue from product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding and collaborations such as the collaboration we entered into with Nestlé Health Science, strategic alliances and licensing arrangements or a combination of these approaches. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full. More specifically, as we continue to prepare for the potential launch of our Viaskin® Peanut product candidate in North America planned in 2020, for which its BLA submission to the US FDA is expected in the third quarter of 2019. We expect operating losses to continue for the foreseeable future. Current cash-on-hand and cash equivalents are not projected to be sufficient to support our operating plan for the next 12 months despite additional funds raised in March 2018. We expect to be short in cash during the fourth quarter of 2019. As such, there is substantial doubt regarding our ability to continue as a going concern. We expect to seek additional funds, most likely from equity and/or debt financings. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Our financial statements have been prepared on a going concern basis assuming that we will be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we not be able to continue as a going concern.

Our financial statements for 2016, 2017 and 2018 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Operating Income

Our operating income consists of other income as we generated no revenue in 2016, 2017 or 2018.

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

We received the reimbursement of the CIR for the 2017 fiscal year in 2018. We will request the reimbursement of the 2018 fiscal year CIR under the applicable rules and expect to be reimbursed in 2019.

Collaboration agreement with Nestlé Health Science

In May 2016, we announced our entry into an exclusive global collaboration with Nestlé Health Science for the development and, if approved, commercialization of MAG1C, an innovative, ready-to-use and standardized atopy patch test for the diagnosis of CMPA in infants and toddlers.

Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a Phase II clinical trial and a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally, while prioritizing certain agreed-upon countries. We are eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, including an upfront payment of €10.0 million. As of December 31, 2018, we had recorded deferred revenue of €6.5 million related to our collaboration with Nestlé Health Science, which will be deferred and recognized ratably over the service obligation period. We expect the service obligation period to be completed in the second half of 2021.

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

Our research and development expenses in the periods presented mainly relate to the following activities:

•

Viaskin ®Peanut for the treatment of peanut allergy in children, adolescents and adults. In the fourth quarter of 2017, we completed a Phase III global program designed to assess the efficacy and safety of Viaskin® Peanut in children four to 11 years of age including the Peanut EPIT® Efficacy and Safety Study, or PEPITES, in 356 peanut allergic patients four to 11 years of age, as well as the REAL Life Use and Safety of EPIT®, or the REALISE study, which was designed to assess the use and safety of Viaskin® Peanut 250 µg in routine clinical practice in 393 peanut allergic patients four to 11 years of age. The PEOPLE trial, the open-label extension trial of PEPITES, completed enrollment in August 2017. We completed the Viaskin® Peanut’s Efficacy and Safety, or VIPES, study, a Phase IIb clinical trial of Viaskin® Peanut, in the third quarter of 2014, which was followed by OLFUS-VIPES, an open-label extension trial of VIPES. The topline results from the two-year OLFUS-VIPES were announced in October 2016. In August 2017, we initiated the EPIT® in Toddlers with Peanut Allergy, or EPITOPE, a Phase III clinical trial assessing the safety and efficacy of Viaskin® Peanut for the treatment of peanut allergic patients one to three years of age. In September 2018, we announced that the independent data and safety monitoring board, or DSMB, completed its planned safety review of Part A of the EPITOPE trial of Viaskin® Peanut in peanut allergic toddlers ages one to three. The DSMB did not identify any safety concerns for patients enrolled in Part A of the trial and recommended that the trial continue as planned with the 250 µg dose selected for investigation in Part B. In October 2018, following a positive DSMB meeting, we announced the initiation of Part B of the EPITOPE trial, which will evaluate peanut allergic patients for 12 months. We expect to enroll approximately 400 toddlers for Part B in the United States, Europe, Australia and Canada.

•

Viaskin® Milk for the treatment of Immunoglobulin E, or IgE, mediated CMPA in children. The Milk Efficacy and Safety, or MILES, study, a Phase I/II study designed to determine a safe and effective dose in two age groups: children ages 2 to 11 and adolescents ages 12 to 17 with IgE-mediated cow’s milk protein allergy, or CMPA completed enrollment in November 2016. Topline results were reported in February 2018. An open-label extension trial is ongoing for up to four years.

•	Scaling of the Viaskin® technology. Our efforts to increase our production capacity to support the commercialization of Viaskin® Peanut, if approved, are currently ongoing.

•

Select proof-of-concept clinical trials and preclinical studies using the Viaskin® platform in the field of inflammatory and autoimmune diseases are currently underway. Of note, the Study of efficacy and safety of the Viaskin® MILk in Milk-Induced Eosinophilic Esophagitis, or EoE, in Children, or SMILEE, is an investigator-initiated Phase II trial investigating the use of Viaskin® Milk for treatment of EoE in approximately 20 patients four to 17 years of age. SMILEE was conducted at the Children’s Hospital of Philadelphia. A Phase I study of Viaskin® rPT in the reactivation of immunity against Bordetella pertussis in 60 healthy adults was conducted in collaboration with the Geneva University Hospitals (HUG) and BioNet-Asia Co. Ltd.

Our direct research and development expenses consist principally of external costs, such as startup fees paid to investigators, consultants, central laboratories, and CROs in connection with our clinical trials, and costs related to acquiring and manufacturing clinical study materials. We do not allocate personnel-related costs, costs associated with our general platform improvements, depreciation or other indirect costs to specific programs, as they are deployed across multiple projects under development and, as such, are separately classified as personnel and other expenses.

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

In the year ended December 31, 2018, we spent €107.2 million in research and development expenses to advance the development of our product candidates. The following table provides a breakdown of our direct research and development expenses for our two lead development programs, as well as expenses not allocated to the programs and share-based compensation expenses included in research and development expenses, for the years ended December 31, 2016, 2017 and 2018, respectively:

	Year Ended December 31,
	2016	2017	2018
	(thousands of Euros)
Research and development expenses related to Viaskin® Peanut(1)	€26,789	€43,585	€59,162
As a percentage of research and development expenses, excluding share-based compensation expense	45%	49%	62%
Research and development expenses related to Viaskin® Milk(1)	€8,478	€8,348	€8,425
As a percentage of research and development expenses excluding share-based compensation expense	14%	9%	9%
Other research and development expenses(1)	€24,790	€36,937	€27,265

Total research and development expenses, excluding share-based compensation expense	€60,057	€88,870	€94,852
Share-based compensation expenses included in research and development expenses	€18,771	€16,362	€12,319

Total research and development expenses	€78,828	€105,232	€107,171

(1)	Excludes employee share-based compensation expense.

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

•	the scope, rate of progress and expense of our ongoing as well as any additional non-clinical studies, clinical trials and other research and development activities;

•	clinical trial and early-stage results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for Viaskin® Peanut or any other product candidate that we may develop in the future.

A change in the outcome of any of these variables with respect to the development of Viaskin® Peanut or any other product candidate that we are developing could mean a significant change in the costs and timing associated with the development of Viaskin® Peanut or such other product candidate. For example, if the FDA or other regulatory authority were to require us to conduct pre-clinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to spend significant additional financial resources and time on the completion of the clinical development.

General and Administrative

General and administrative expense consists primarily of personnel costs and share-based compensation for finance, legal, IT and administrative employees. General and administrative expense also consists of costs related to obtaining a directors and officers liability insurance policy and fees for professional services, mainly related to audit, tax and legal services, real-estate leasing costs, insurance costs, consulting costs, investor relations costs and corporate communication and travel costs.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential launch and commercialization of Viaskin® Peanut in North America. We also anticipate continued increased expenses associated with being a public company in the United States.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs, consultant fees and share-based compensation for sales and marketing employees, as well as fees related to pre-commercialization activities for Viaskin® Peanut in North America, other consulting fees and travel costs. We anticipate that our sales and marketing expenses will increase in the future as we prepare for the potential launch and commercialization of Viaskin® Peanut in North America, if approved.

Finance Income (Expense)

Our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of five years or less, allowing the funds to be freely withdrawn at any time without significant penalty. Savings and deposit accounts generate a limited amount of interest income, with very low counterparty risks. We expect to continue this investment strategy.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with IFRS. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the facts and circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described below. See Note 3 to our financial statements for a description of our other significant accounting policies.

Revenue Recognition

Regarding the first application of IFRS 15 on January 1, 2018, an analysis has been completed on performance conditions, revenue recognition method for milestones payment and on the sale price allocation for the collaboration contract signed with Nestlé in 2016. It has been determined that the license and developments to be made by us are a unique performance obligation.

As a result, we have concluded that under IFRS 15, revenue related to the contract will be recognized progressively, up to the costs incurred by us at the end of 2018. No margin is recognized at this stage of the development. Deferred revenue is recognized and reversed over the period in which there is a contractual obligation.

As a result, the application of IFRS 15 had no impact on the financial statements as at December 31, 2018, and retrospectively as at December 31, 2017.

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

Fair Value of Our Ordinary Shares. We established a policy of using the closing sales price per ordinary share as quoted on Euronext Paris on the date prior to the date of grant for purposes of determining the fair value of ordinary shares with a floor value of the average of the closing sales price per ordinary share for the 20 trading days preceding the grant.

Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the share option awards granted, we have based our expected term on the simplified method, which represents the average period from vesting to the expiration of the award.

Expected Volatility. We are using our volatility on Euronext Paris observed on historical dataset from our stock quote.

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

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	December 31,
	2016	2017	2018
Volatility	49%	42%	47%
Risk free interest rate	-0.32%-0.39%	-0.23%-0.61%	0.14%-0.37%
Expected life (in years)	5.5-7.0	5.5-7.0	5.5-7.0
Dividend yield	—	—	—

For 2016, 2017 and 2018, we recorded employee share-based compensation expense of €34.7 million, €30.8 million and €26.0 million, respectively.

A. Operating Results

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

For the year ended December 31, 2017, we recorded other income related to CIR of €9.2 million. In 2016, we recorded other income related to CIR of €7.2 million, which we requested for reimbursement in 2017. In 2017, we received the reimbursement of €7.3 million (including a €0.1 million adjustment) for the 2016 CIR under the community small and medium business scheme.

The increase of €2.0 million, or 29.1%, in the CIR recorded in 2017 from the CIR recorded in 2016 reflects the acceleration of our various development programs in 2017, mainly due to simultaneously conducting clinical trials for both Viaskin® Peanut and Viaskin® Milk.

In 2017, we recognized revenue of €1.9 million under our collaboration with Nestlé Health Science, which was previously recorded as deferred revenue.

Research and Development Expenditures

From 2016 to 2017, the total amount spent by us for research and development activities increased by €26.4 million to €105.2 million, or an increase of 33.5%.

Our direct research and development expenses consisted primarily of external costs, such as startup fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical trials, and costs related to acquiring and manufacturing clinical study materials.

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

The increased research and development expenses in 2017, compared to 2016, resulted from costs associated with the PEPITES and REALISE Phase III trials of Viaskin® Peanut, the EPITOPE Phase III trial of Viaskin® Peanut, the MILES Phase I/II trial of Viaskin® Milk, as well as a substantial increase in research and development personnel in order to support our increasing number of active development programs.

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

•

the completed Phase III PEPITES trial for Viaskin® Peanut, for which we reported topline results in October 2017, and the completed Phase III REALISE trial, for which we reported topline results in November 2017;

•	the Phase III EPITOPE trial for Viaskin® Peanut, which was initiated in August 2017;

•	the MILES trial for Viaskin® Milk, for which we reported topline results in February 2018;

•

the SMILEE study, a Phase IIa investigator-initiated clinical trial for Viaskin® Milk for the treatment of milk-induced EoE in pediatric patient populations, which completed enrollment in February 2017; and

•	the Phase I study of Viaskin® rPT for pertussis booster vaccination in collaboration with BioNet-Asia Co. Ltd. and HUG, for which we reported topline results in March 2017.

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

Those increases were partially offset by:

•

a decrease of 12.7% in total general and administrative payroll resulting from the decrease in share-based compensation expense. Those decreases are partially offset by the salary costs related to an increase from 31 employees at the end of 2016 to 44 employees at the end of 2017. Excluding the share-based expense, the decrease of general and administrative employee-related expenses was 6.2%.

•	a decrease of 26.2% in insurance policy expenses, due to the July 2016 expiration of our directors and officers liability insurance.

Sales and Marketing Expenses

During the period presented, our sales and marketing expenses increased from €15.8 million in 2017, compared to €11.3 million in 2016, or an increase of 40.3%. Sales and marketing expenses primarily include payroll for U.S. employees in our sales and marketing function, as well as fees related to pre-commercialization activities for Viaskin® Peanut in North America.

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

Comparisons for the Years Ended December 31, 2017 and 2018

Operating Income

We generated operating income of €14.5 million in 2018 compared to €11.9 million in 2017, an increase of 22.1%. This income was mainly generated by our CIR and by revenue recognized under our collaboration agreement with Nestlé Health Science, and more marginally, by subsidies received for research projects conducted by us.

	Year Ended December 31,
	2017	2018
	(Amounts in thousands of Euros)
Sales	—	—
Other income	11,909	14,537
Research tax credit	9,330	11,034
Subsidies	271	152
Other operating income	2,308	3,351

Total income	11,909	14,537

For the year ended December 31, 2018, we recorded other income related to CIR of €11.0 million. In 2017, we recorded other income related to CIR of €9.3 million, which we requested for reimbursement in 2018. In 2018, we received the reimbursement of €9.5 million (including a €0.3 million adjustment) for the 2017 CIR under the community small and medium business scheme.

The increase of €1.7 million, or 18.3%, in the CIR recorded in 2018 from the CIR recorded in 2017 reflects the acceleration of our various development programs in 2018, mainly due to simultaneously conducting clinical trials for both Viaskin® Peanut and Viaskin® Milk.

In 2018, we recognized revenue of €3.0 million under our collaboration with Nestlé Health Science.

Research and Development Expenditures

From 2017 to 2018, the total amount spent by us for research and development activities increased by €2 million to €107.2 million, or an increase of 1.8%.

Our research and development expenses consisted primarily of external costs, such as startup fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical trials, and costs related to acquiring and manufacturing clinical study materials.

	Year Ended December 31,
	2017	2018
	(thousands of Euros)
Personnel expenses	37,112	37,912
Sub-contracting, collaborations and consultants	54,397	52,927
Small equipments and other supplies	4,110	4,771
Rental	2,018	2,703
Conferences and travel expenses	2,807	2,591
Depreciation and amortization	2,424	2,492
Others	2,364	3,776

Total research and development expenses	105,232	107,171

The increased research and development expenses in 2018, compared to 2017, resulted from costs associated with the PEPITES and REALISE Phase III trials of Viaskin® Peanut, the EPITOPE Phase III trial of Viaskin® Peanut, the MILES Phase I/II trial of Viaskin® Milk, as well as a substantial increase in research and development personnel expenses in order to support our increasing number of active development programs.

In particular, we have incurred:

•

An increase of 2.2% in total payroll associated with research and development, resulting from an increase in average research and development staff from 176 employees at the end of December 2017 to 191 employees at the end of December 2018 and a decrease in share-based compensation expense. Excluding share-based expenses, the increase of research and development personnel expenses would be 23.3%.

•

A decrease of 2.7% in sub-contracting, collaborations and consultant costs, primarily attributable to expenses related to the completion of the manufacturing of industrial machines and clinical trials we conducted in 2018, including PEPITES, MILES and SMILEE.

•	An increase of 19% of other research and development costs, mainly from depreciation related to the commissioning of our industrial machines (ES GEN 4.0).

General and Administrative Expenses

General and administrative expenses were €41.4 million in 2018, compared to €35.8 million in 2017, or an increase of 15.5%.

Our general and administrative expenses are as follows:

	Year Ended December 31,
	2017	2018
	(thousands of Euros)
Personnel expenses	19,742	19,101
Fees	10,347	12,718
Insurance policies	1,367	1,930
Corporate communication and travel expenses	1,599	1,576
Rental	584	911
Depreciation and amortization	422	1,720
Others	1,776	3,442

Total general and administrative expenses	35,837	41,399

The increase of €5.6 million in general and administrative expenses was primarily due to:

•

an increase of 22.9% in fees primarily associated with advisor and consultant fees incurred in 2018 to support the implementation of our new information system, as well as an increase in legal and corporate communications fees; and

•	an increase in expenses related to our corporate communications and investor relations efforts.

Those increases were partially offset by:

•

a decrease of 3.2% in total general and administrative payroll resulting from the decrease in share-based compensation expense which was partially offset by the increase of employee from 44 in 2017 to 54 in 2018. Excluding the share-based expense, the increase of general and administrative employee-related expenses was 29.5%.

Sales and Marketing Expenses

During the period presented, our sales and marketing expenses increased up to €32.2 million in 2018, compared to €15.8 million in 2017, or an increase of 103.3%. Sales and marketing expenses primarily include payroll for the U.S. employees, as well as fees related to pre-commercialization activities for Viaskin® Peanut in North America.

	Year Ended December 31,
	2017	2018
	(thousands of Euros)
Personnel expenses	6,976	12,553
Fees	2,480	5,148
Marketing, tradeshows and travel expenses	5,984	14,021
Others	384	446

Total sales and marketing expenses	15,824	32,169

Our direct sales and marketing expenses consist principally of personnel expenses and market research consultant fees.

The increase of 80.0% in total payroll associated with sales and marketing results primarily from both an increase in headcount and the recruitment of key executives during the second half of 2018, including the recruitment of our new Chief Commercial Officer in July 2018. Excluding share-based expenses, the increase in our sales and marketing employee-related expenses was 79.8%. Our full-time employees dedicated to sales and marketing increased from 11 employees at the end of 2017 to 23 employees at the end of 2018.

The overall increase in sales and marketing expenses also resulted from an increase in marketing costs of €8.0 million and an increase of €2.7 million for professional fees. The increase in expenses are due in part to the expenses and infrastructure linked with the preparation of the launch, if approved, of Viaskin® Peanut in North America.

Financial (Loss) Profit

Our net financial result is profit of €0.1 million in 2018 compared to a loss of €2.7 million in 2017. This item includes capital gains on the disposals of investment securities, foreign exchange gains and expenses related to the discounting of the OSEO and BPI advances.

The change in the financial result is mainly due to the recognition in 2017 of an unrealized exchange loss of €2.4 million on intra-group loans denominated in U.S. dollars against an unrealized exchange loss of €0.3  million in 2018.

B. Liquidity and Capital Resources

We have financed our operations since our inception through several private placements of equity securities totaling €38.7 million, a €40.6 million initial public offering of our ordinary shares on Euronext Paris in 2012, a €29.9 million PIPE in 2013, of which we received net proceeds of €15.1 million and our shareholders received net proceeds of €14.8 million, and a €104.5 million global offering of both ADSs on Nasdaq and ordinary shares on Euronext Paris, of which we received net proceeds of €93.7 million. In July 2015, we completed a €255.3 million underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 ADSs from which we received net proceeds of €237.3 million. In connection with our 2015 public offering, our share capital increased by €414 thousand with a corresponding increase of €236.9 million in our share premium. In March 2018, we completed an underwritten global offering of an aggregate of 4,056,914 ordinary shares in (i) a public offering of 1,600,817 ordinary shares in the form of 3,201,634 ADSs in the United States, Canada and certain other countries outside Europe and (ii) a concurrent private placement of 2,456,097 ordinary shares in Europe (including France), from which we received gross proceeds of €140.8 million. In connection with our 2018 public offering, our share capital increased by €0.4 million with a corresponding increase of €140.4 million in our share premium, gross.

The table below summarizes our sources and uses of cash for the years ended December 31, 2016, 2017 and 2018.

	Year Ended December 31,
	2016	2017	2018
	(thousands of Euros)
Net cash flow used in operating activities	(59,538)	(114,314)	(136,621)
Net cash flow used in investing activities	(8,300)	(7,834)	(8,641)
Net cash flow provided by financing activities	1,666	286	130,676

Net increase (decrease) in cash and cash equivalents	(66,173)	(121,863)	(14,586)

Cash Used in Operating Activities

Our net cash flows used in operating activities were €136.6 million, €114.3 million and €59.5 million in 2018, 2017 and 2016, respectively.

During 2018, our net cash flows used in operating activities increased due to the expenses to support the launch and commercialization of Viaskin® Peanut in North America.

During 2017 and 2016, our net cash flows used in operating activities increased due to our advances in our research and development programs. This increase was partially offset in 2016 by a positive change in working capital of €19.0 million over the period.

Cash Used in Investing Activities

Our net cash flows used in investing activities were €8.6 million, €7.8 million and €8.3 million in 2018, 2017 and 2016, respectively.

During 2018, our net cash flows used in investing activities increased due to a €3.5 million pledge of securities which was partially offset by the decrease of investment in industrial machines due to the finalization of our two main industrial machines’ setup in 2018.

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

Cash Provided by Financing Activities

Our net cash flows resulting from financing activities increased to €130.7 million in 2018 from €0.2 million in 2017 and from €1.7 million in 2016, mainly as a result of our underwritten global offering in 2018.

Consistent with customary practice in the French securities market, we entered into a liquidity agreement (contrat de liquidité) with Natixis on April 13, 2012. The liquidity agreement complies with applicable laws and regulations in France. The liquidity agreement authorizes Natixis to carry out market purchases and sales of our shares on Euronext Paris. As of December 31, 2018, we have contributed an aggregate of €0.4 million to the liquidity account. The amount is classified in other non-current financial assets in our statement of financial position. At December 31, 2018, 41 159 shares and €0.4 million were in the liquidity account. The liquidity agreement has a term of one year and will renew automatically unless otherwise terminated by either party.

Cash and Funding Sources

During 2018, we obtained new financing on the public markets by issuance of securities.

	Equity capital	Bank Loans	Other debt	Total
	(thousands of Euros)
2016	—	—	—	—
2017	—	—	—	—
2018	140,815.5	—	—	140,815.5

Total	140,815.5	—	—	140,815.5

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

As of December 31, 2018, we had one advance contract with OSEO Innovation and one grant from BpiFrance Financement remaining.

The agreement with COFACE terminated on December 31, 2016, generating an exceptional income of €146 thousand corresponding to allowances which could not be reimbursed along with our takings, and which therefore remain acquitted to us.

The 3rd OSEO advance: In 2011, we obtained a conditional advance by OSEO for a total amount of €640,000 to finance the development of our programs to treat CMPA. This amount has been fully received, with a first payment of €256,000 in December 2011, a second payment of €256,000 in June 2013 and remaining €128,000 balance paid in January 2014. If the program is deemed to be technically or commercially successful, as determined by OSEO in its sole and subjective discretion it will be repaid in 16 quarterly installments defined as follows: four payments of €64,000 starting on September 30, 2014, then 12 payments of €32,000 starting on September 30, 2015, until June 30, 2018. If this project is deemed to be a technical failure, we will still be obligated to repay OSEO the amount of €256,000. The agreement with OSEO terminated on June 30, 2018.

The 4th OSEO advance: In 2013, we obtained a conditional advance by OSEO for a total amount of €3.2 million in the context of a research and clinical development collaborative project in the field of house dust mites allergies in young children. We refer to this development program as the ImmunaVia project. €903,500 was received in April 2013, €864,989 was received in January 2015. The €918,000 we expected in October 2015 and €481,162 we expected in April 2018 will not be founded. In addition, we received from OSEO a total of €1,919,056 in the form of a non-refundable subsidy. Following the defection of a sponsor, the Immunavia project was interrupted in September 2017. We are required to reimburse the remaining amounts of conditional advances. This reimbursement has been rescheduled in 13 monthly repayments, commencing on May 31, 2018, through May 31, 2019.

The Bpifrance interest-free loan: In 2014, we obtained an interest-free loan from Bpifrance Financement in the amount of €3.0 million to support the pharmaceutical development of Viaskin® Milk. This assistance was received in a single disbursement in November 2014. The planned repayment is scheduled in 20 quarterly repayments of €150,000 each, commencing on June 30, 2017.

The activity for the conditional advances recorded during 2016, 2017 and 2018 is summarized in the table below:

	3rd OSEO contract	4th OSEO contract	BPI advance	COFACE	Total
Balance sheet debt as at 12/31/2015	318	1,669	2,666	156	4,809
Receipts	—	—	—	—	—
Repayments	(128)	—	—	(147)	(275)
Other transactions	2	16	85	(9)	95

Balance sheet debt as at 12/31/2016	192	1,684	2,751	0	4,628
Receipts	—	—	—	—	—
Repayments	(128)	—	(450)	—	(578)
Other transactions	1	16	84	—	101

Balance sheet debt as at 12/31/2017	64	1,700	2,386	0	4,150
Receipts	—	—	—	—	—
Repayments	(64)	(1,136)	(600)	—	(1,800)
Other transactions	—	60	69	—	129

Balance sheet debt as at 12/31/2018	—	624	1,854	—	2,479

(1)	The changes in “other transactions” are comprised of the effect of discounting conditional advances.

Operating Capital Requirements

As of December 31, 2018, we had €122.8 million in cash and cash equivalents compared to €137.9 million of cash and cash equivalents as of December 31, 2017. We have incurred operating losses and negative cash flows from operations since inception, incurred a net loss of €166.1 million during the year ended December 31, 2018, and have an accumulated deficit and reserves of €254.9 million as of December 31, 2018. Net cash used in operating activities was €136.6 million for the year ended December 31, 2018 and €114.3 million for the year ended December 31, 2017.

We have primarily funded these losses through equity financings. To date, we have not generated any product revenue and we continue to prepare for the potential launch of our Viaskin® Peanut product candidate in North America planned in 2020 for which its BLA submission to the US FDA is expected in the third quarter of 2019. We expect operating losses to continue for the foreseeable future. Current cash-on-hand and cash equivalents are not projected to be sufficient to support our operating plan for the next 12 months despite additional funds raised in March 2018. We expect to be short in cash during the fourth quarter of 2019. As such, there is substantial doubt regarding our ability to continue as a going concern.

We expect to seek additional funds, most likely from equity and/or debt financings. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Our financial statements have been prepared on a going concern basis assuming that we will either be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we be unable to continue as a going concern.

For more information as to the risks associated with our future funding needs, see the section titled “Item 3.D—Risk Factors.”

Capital Expenditures

As all the clinical research and development expenditures are posted to the accounts as expenses until marketing authorizations are obtained, the principal investments made over 2016, 2017 and 2018 have been related primarily to the acquisition of laboratory equipment and, secondarily, to the acquisition of computer and office equipment.

	Year Ended December 31,
	2016	2017	2018
	(thousands of Euros)
Intangible assets	(215)	(299)	(41)
Property, plant, and equipment	(7,992)	(7,246)	(4,710)
Non-current financial assets	(93)	(289)	(3,890)

Total	(8,300)	(7,834)	(8,641)

In 2016, the increase results primarily from

•	the buildout of Montrouge, Bagneux and Summit premises for €2.4 million;

•	the purchase of tools and equipment for the design, development and manufacturing of industrial machines such as Gen 4.0 and Cut Pack for €3.2 million;

•	the purchase of laboratory, clinical and other validation equipment for €1.9 million.

In 2017, the increase results primarily from the purchase of tools and equipment for the design, development and manufacturing of industrial machines.

In 2018, the increase results primarily from the purchase of tools and equipment for the design, development and manufacturing of industrial machines. Those investments significantly decreased in 2018 due to the finalization of our two main industrial machines’ setup. Investments also increased in 2018 due to a €3.5 million pledge of securities, which was disclosed as non-current financial assets.

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

F. Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2018. Future events could cause actual payments to differ from these estimates.

	Less than One year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(thousands of Euros)
Financial debt	1,201	1,278	—	—	2,479
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	3,965	12,169	6,996	7,137	30,267
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	3,462	529	114	4,105

Total	5,166	16,909	7,525	7,251	36,851

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

Our corporate headquarters are located in Montrouge, France. Our principal offices occupy a 4,770 square meter facility consisting of office and laboratory space, pursuant to a lease agreement dated March 3, 2015, which expires on March 8, 2024. We also have two facilities in Bagneux, France. These facilities consist of 2,237 square meters of office and laboratory space and are used primarily by our industrial and production teams. In April 2018, we entered into an addendeum to our lease for an additional 500 square meters of office space in building B of Green Square, Bagneux, France. These facilities are leased under one agreement, which expires on May 31, 2020. We entered into an additional lease for offices in Montrouge, France in June 2018. This facility consists of 1,808 square meters of office space, pursuant to a lease agreement dated July 1, 2018, which expires on June 30, 2027. We also have an office in North America to support our U.S. subsidiary as well as future commercialization needs. We lease 3,780 square feet of office space in Tower 49, New York, New York. This lease is for a period of 65 months and expires on February 25, 2023.

In September 2016, we entered into a lease for a commercial facility of 8,919 square feet in Summit, New Jersey, which is intended to support the launch and commercialization of Viaskin® Peanut in North America, if the appropriate regulatory approvals are received. In July 2018, we entered into a lease for an additional 12,629 square feet in the same building and made both leases co-terminus on July 10, 2028. This lease includes extension options of two five-year periods.

G. Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees.

A. Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of March 31, 2019. Unless otherwise stated, the address for our executive officers and directors is 177-181 avenue Pierre Brossolette, 92120 Montrouge, France.

Name	Age	Position(s)
Executive Officers:
Daniel Tassé	59	Chief Executive Officer and Director
David Schilansky	43	Deputy Chief Executive Officer and Chief Financial Officer
Laurent Martin	51	Deputy Chief Executive Officer and Responsible Pharmacist
Dr. Hugh Sampson	70	Chief Scientific Officer and interim Chief Medical Officer
Pascale Ehouarn	45	Chief Engineering, Manufacturing and Supply Officer
Susanna Mesa	33	Chief Business Officer
Magali Richard	37	Chief Strategy Officer
Sébastien Robitaille	49	Chief Transformation Officer and Deputy Chief Financial Officer
Joan Schmidt	55	Chief Legal Officer
Kevin Trapp	52	Chief Commercial Officer
Non-Employee Directors:
Michel de Rosen(3)	69	Non-Executive Chairman of the Board of Directors

Dr. Torbjörn Bjerke(1)(2)(3)	56	Director
Maïlys Ferrère(3)	56	Director
Claire Giraut(1)	62	Director
Michael J. Goller(2)(3)	44	Director
Julie O’Neill	53	Director
Daniel Soland(1)(2)	60	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating committee.

Executive Officers:

Daniel Tassé has served as Chief Executive Officer since November 2018 and as a member of our board of directors since March 2019. From March 2016 to November 2018, Mr. Tassé served as the Chairman and Chief Executive Officer of Alcresta Therapeutics, Inc., a pediatric-focused rare disease biotechnology company. From January 2008 to April 2015, Mr. Tassé served as the Chairman and Chief Executive Officer of Ikaria, Inc., which develops drugs and devices for critically ill patients. In April 2015, Ikaria was acquired by Mallinckrodt Pharmaceuticals. Mr. Tassé holds a B.Sc. in Biochemistry from Université de Montréal.

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

Laurent Martin has served as our Chief Development Officer from January 2016 to March 2019. Mr. Martin has also served as our Deputy Chief Executive officer and Responsible Pharmacist (Qualified Person) since March 2017. He has held various positions since joining us in 2007, including serving as our Senior Executive Vice President, Product Strategy & Regulatory Affairs and Director of Regulatory Affairs and Quality. He acquired his expertise in regulatory affairs through various pharmaceutical companies, such as Galderma, Guerbet and Orphan Europe, a company specialized in the development and marketing of orphan drugs, in which his last position was as Interim Responsible Pharmacist (Qualified Person), Manager of Pharmaceutical and Pre-Clinical Development and Quality Assurance Manager. He received his Pharm.D. from the Université René Descartes in Paris with an M.B.A. from IAE Paris Sorbonne and a Master of Law in Public Health from the faculty of Sceaux.

Dr. Hugh A. Sampson has served as our Chief Scientific Officer since November 2015 and is a member of our Scientific Advisory Board. Dr. Sampson has also served as our interim Chief Medical Officer since January 2019. Dr. Sampson has been a member of our Executive Committee since January 2017. Dr. Sampson is also the Kurt Hirschhorn Professor of Pediatrics at the Icahn School of Medicine at Mount Sinai and Director Emeritus of the Jaffe Food Allergy Institute. He continues to direct his NIH-funded translational research activities and to see patients in clinical practice. In his role as Chief Scientific Officer, Dr. Sampson leads our research team, pursuing potential new applications of Viaskin® for the treatment of food allergies, while also supporting our clinical development teams. Dr. Sampson is past chair of the Section on Allergy & Immunology of the American Academy of Pediatrics and the past-president of the American Academy of Allergy, Asthma and Immunology. He received his M.D. from the State University of New York at Buffalo School of Medicine and his allergy/immunology fellowship at Duke University.

Pascale Ehouarn has served as our Chief Engineering, Manufacturing & Supply Officer since December 2017, and is responsible for all manufacturing and supply chain processes, including supervision of Viaskin® Peanut’s manufacturing tool, GEN.4.0. Ms. Ehouarn is a member of the Executive Committee. She has held various positions since joining us in 2006 and has played an instrumental role in designing our electrospray technology and scaling it up to commercial capacity. Previously, Ms. Ehouarn served as a Research and Development Project Manager at Unaxis, a Switzerland-based provider of semi-conductor thin film coating equipment by plasma. Ms. Ehouarn holds a Ph.D. in Plasma Physics from the University of Paris XI and completed a post-doctorate at the University of Karlsruhe in Germany.

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

Joan Schmidt has served as our Chief Legal Officer since June 2018, and is responsible for leading our legal, compliance and intellectual property functions. Ms. Schmidt is a member of our Executive Committee. From July 2015 to May 2018, Ms. Schmidt served as Executive Vice President, Legal & Human Resources, US, General Counsel and Secretary at Biotronik, Inc., an international medical device company. From September 2003 to May 2015, Ms. Schmidt held various positions of increasing responsibility at Novo Nordisk A/S, and most recently served as Corporate Vice President, Legal Affairs. Ms. Schmidt earned a J.D. from Pace University and a B.A. from the University of Connecticut.

Kevin Trapp has served as our Chief Commercial Officer since August 2018. He is a member of the Executive Committee. As our Chief Commercial Officer, he is responsible for all of our commercial operations globally. Prior to joining us, from 2017 to 2018, Mr. Trapp served as an advisor to us. From 2014 to 2016, he served as Senior Vice President, Portfolio & Access Strategy at Bristol-Myers Squibb Company. Mr. Trapp earned a bachelor’s degree from the University of Connecticut School of Business and completed the General Management Program from CEDEP at INSEAD, Fontainebleau, France.

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

Michel de Rosen has served as a member of our board of directors since May 2018 and as Non-Executive Chairman of our board of directors since March 2019. Mr. Rosen also serves on the board of directors of Faurecia and Pharnext. Mr. de Rosen served as Chairman and Chief Executive Officer of Eutelsat from 2009 until his retirement in 2017, Chairman and Chief Executive Officer of ViroPharma from 2000 to 2008, and Chairman and Chief Executive Officer of Rhone-Poulenc Santé from 1993 to 1999. He has also held numerous positions at the French Ministries of Finance, Defense, Industry and Telecommunication. The board of directors believes that Mr. de Rosen’s extensive business experience in the biopharmaceutical industry and over 15 years’ experience in the United States will be instrumental to the success of our objectives. Mr. Rosen holds an M.B.A. from HEC and an M.B.A. from Ecole Nationale d’Administration.

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

Claire Giraut has served as a member of our board of directors since 2016. From 2013 until her retirement in 2018, Ms. Giraut served as the Executive Vice President, Chief Financial Officer of bioMérieux, a global leader in in vitro diagnostics. She previously served as Chief Financial Officer of Ipsen from 2003 to 2011 and as Chief Financial Officer of Europcar, after holding various finance leadership positions in other worldwide organizations. Since 2010, she has also served as a director of Julius Baer Group Ltd. and Bank Julius Baer & Co. Ltd., a Swiss private banking group. Ms. Giraut holds a master’s degree from the Institut National Agronomique (AgroParisTech) in Paris. The board of directors believes that Ms. Giraut’s experience in the life sciences industry and her knowledge of financial matters allow her to make valuable contributions to the board of directors.

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

Julie O’Neill has served as a member of our board of directors since 2017. From 2015 to 2018, Ms. O’Neill was served as the Executive Vice President, Global Operations for Alexion Pharmaceuticals Inc. From 2014 to 2015, Ms. O’Neill was Senior Vice President of Global Manufacturing Operations and General Manager of Alexion Pharma International Trading. Prior to joining Alexion, Ms. O’Neill served in various leadership positions at Gilead Sciences from 1997 to 2014 including Vice President of Operations and General Manager of Ireland from 2011 to 2014. Prior to Gilead Sciences, Ms. O’Neill held leadership positions at Burnil Pharmacies and Helsinn Birex Pharmaceuticals. She is the Chairperson for the National Standards Authority of Ireland and is a member of the Boards of the National Institute for Bioprocessing Research & Training and the American Chamber of Commerce, Ireland. Ms. O’Neill received a Bachelor of Science in Pharmacy from University of Dublin, Trinity College and a Masters of Business Administration from University College Dublin (Smurfit School of Business). The board of directors believes that Ms. O’Neill’s experience in the life sciences industry and her knowledge of corporate development matters allow her to make valuable contributions to the board of directors.

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

B. Compensation.

The aggregate compensation recorded and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2018, was €17.5 million. For the year ended December 31, 2018, €0.4 million of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

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

On November 16, 2018, we announced the appointment of Daniel Tassé as our Chief Executive Officer and the retirement of Pierre-Henri Benhamou as our Chief Executive Officer.

On November 28, 2018, upon recommendation of our compensation committee, our board of directors decided to allocate to Dr. Benhamou a fixed annual compensation of € 150,000 for his functions of Chairman of the Board of Directors.

On December 12, 2018, upon recommendation of our compensation committee, our board of directors approved an amendment to our non-executive director compensation policy to set attendance fees for the members of our nominating committee at a fixed annual retainer of €10,000 per year to the chairman of the nominating committee and €5,000 per year to the other members, regardless of whether or not the director is independent.

On March 5, 2018, we announced the appointment of Daniel Tassé as Board member in replacement of Dr. Pierre-Henri Benhamou. We also announced the appointment of Michel De Rosen as our Non-executive Chairman and the resignation of Pierre-Henri Benhamou as our Non-executive Chairman.

The following table sets forth information regarding the compensation earned by our non-employee directors for 2018.

Name	Fees Earned		Warrants		Total
			(thousands of Euros)
Pierre-Henri Benhamou(1)	12.5				12.5
Torbjörn Bjerke	90		63.1	(3)	153.1
Michel de Rosen(2)	48.8		81.2	(3)	130.0
Maïlys Ferrère	—		—		—
Claire Giraut	90		63.1	(3)	153.1
Michael J. Goller	85		63.1	(3)	148.1
Julie O’Neil	70		63.1	(3)	133.1
Daniel Soland	130	(4)	63.1	(3)	193.1

(1)

Dr. Benhamou did not receive additional compensation for his services as a director while he served as our Chief Executive Officer. Following his resignation as our Chief Executive Officer in November 2018, Dr. Benhamou received compensation for his services as a non-executive director. His compensation while serving as our Chief Executive Officer is disclosed under the section below titled “CEO, Former CEO, Deputy CEO and CDO Compensation.” On November 28, 2018, the board of directors decided to allocate to Dr. Benhamou a fixed annual compensation of €150,000 for his service as our non-executive chairman of our board of directors, paid monthly. Dr. Benhamou resigned from the board of directors effective March 5, 2019.

(2)	Mr. de Rosen was appointed to the board of directors on May 2, 2018.
(3)

This column reflects the full grant date fair value for warrants granted during 2018 as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 17 to our financial statements included in this Annual Report on Form 20-F.

(4)	Includes a lump sum of €45,000 for a consulting services.

CEO, Former CEO, Deputy CEO and CDO Compensation

The following table sets forth information regarding compensation earned by Mr. Daniel Tassé, our Chief Executive Officer and director, Dr. Benhamou, our former Chief Executive Officer, Mr. Schilansky, our Deputy Chief Executive Officer, and Mr. Martin, our former Chief Development Officer, during the year ended December 31, 2018.

Name and Principal Position	Salary €		Bonus €		Equity Awards €	Non-Equity Incentive Plan Compensation €	Special Compensation €		Total €
Daniel Tassé Chief Executive Officer and Director(1)	47,698		—		4,094,832	—	—		4,142,530
Pierre-Henri Benhamou Former Chief Executive Officer(2)	468,839	(4)	—	(5)	1,716,000	—	21,774	(6)	2,206,613
David Schilansky Deputy Chief Executive Officer	375,595		—	(7)	1,716,000	—	62,718	(8)	2,154,312
Laurent Martin Former Chief Development Officer(3)	200,394		—	(9)	686,400	—	31,117	(10)	917,911

(1)	Mr. Tassé was appointed as our Chief Executive Officer in November 2018 and as a member of our board of directors in March 2019.
(2)	Dr. Benhamou resigned as our Chief Executive Officer in November 2018.
(3)	Mr. Martin resigned as our Chief Development Officer in March 2019.
(4)	Includes €456,339 compensation for Dr. Benhamou’s service as our Chief Executive Officer until November 29, 2018 and €12,500 for his duties as Chairman of our board of directors since November 2018.
(5)	No bonus was awarded to Dr. Benhamou for 2018 following a decision of our board of directors on February 2019.
(6)

A one-time bonus was granted to Dr. Benhamou by our board of directors in December 2017 in recognition of the completion of the March 2018 underwritten global offering. The payment of this special compensation is subject to the approval of our shareholders at the ordinary shareholders’ general meeting to be held in May 2019.

(7)	No bonus was awarded to Mr Schilansky for 2018 following a decision of our board of directors on February 2019.
(8)

Includes (i) a special compensation of €35,501, granted to Mr. Schilansky by our board of directors in December 2017 in recognition of the completion of the March 2018 underwritten global offering and (ii) one additional month of salary in the amount of €27,217, which was granted by our board of directors to all of our employees in October 2018.

(9)	No bonus was awarded to Mr Martin for 2018 following a decision of our board of directors on February 2019.
(10)

Includes (i) a special compensation of €16,596, granted to Mr. Martin by our board of directors in December 2017 in recognition of the completion of the March 2018 underwritten global offeringand (ii) one additional month of salary in the amount of €14,521, which was granted by our board of directors to all of our employees in October 2018.

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

As of December 31, 2018, employee warrants, non-employee warrants, employee share options and free share were allowing for the purchase of an aggregate of 3,366,296 ordinary shares at a weighted average exercise price of €41.55 per share (not including the 572,228 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price being paid).

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

We have issued three types of employee warrants as follows:

Plan title	BSPCE 4	BSPCE X	BSPCE 2010
Meeting date	1/21/2009	1/21/2009	12/16/2010
Date of allocation by the Board of Directors	1/21/2009	1/21/2009	6/24/2011	11/22/2011
Total number of BSPCE authorized	5,358	10,858	59,405	59,405
Total number of BSPCEs granted	5,358	2,296	24,000	10,039
including those granted to Pierre-Henri Benhamou	—	—	10,000	—
Start date for the exercise of the BSPCEs	1/21/2009	1/21/2010	12/23/2011	11/22/2012
BSPCE expiry date	1/21/2019	1/21/2019	6/24/2021	11/22/2021
BSPCE exercise price(1)	€4.33	€4.67	€5.13	€5.13
Number of shares subscribed as of December 31, 2018(1)	80,370	34,440	252,510	150,585
Total number of BCPCEs canceled or obsolete as of December 31, 2018	—	—	—	—
Total number of BCPCEs outstanding as of December 31, 2018	—	—	7,166	—
Total number of shares available for subscription as of December 31, 2018(1)	—	—	107,490	—

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

We have issued several types of non-employee warrants (BSAs) as of December 31, 2018, the terms of which are set forth in the chart below:

Plan title	BSA		BSA 2		BSA X			BSA 2010								BSA 2012	BSA 2013		BSA 2014
Meeting date	6/14/2007		1/21/2009		1/21/2009			12/16/2010								12/9/2011	6/4/2013		6/3/2014
Date of grant by the Board of Directors	12/7/2007		1/21/2009		1/21/2009	6/25/2010		1/28/2011		6/24/2011		11/22/2011		1/17/2012		9/25/2012	7/25/2013		6/3/2014
Total number of BSAs authorized	4,395		10,716		10,858	10,858		59,405		59,405		59,405		59,405		300,000	100,000	(2)	307,468
Total number of BSAs granted	1,717		10,716		306	1,825		10,039		8,000		1,338		89,835	(3)	30,000	73,000		10,000
Including those granted to Pierre-Henri Benhamou	—		5,358		—	—		—		—		—		—		—	—		—
Torbjørn Bjerke	859		—		306	730		—		—		—		—		2,500	2,500		2,500
Start date for the exercise of the BSAs	12/7/2008		1/21/2009		1/21/2010	6/25/2011		12/23/2011		12/23/2011		11/22/2012		1/17/2016		9/25/2013	7/25/2013		6/3/2014
BSA expiry date	12/7/2017		1/21/2019		1/21/2019	6/25/2020		1/28/2021		6/24/2021		11/22/2021		1/17/2022		9/25/2022	7/25/2023		6/3/2024
BSA exercise price	€4.33		€4.33		€4.33	€4.33		€5.13		€5.13		€5.13		€5.13		€8.59	€8.10		€18.79
Number of shares subscribed as of December 31, 2018	17,175	(1)	160,740	(1)	4,590	27,375	(1)	37,650	(1)	112,500	(1)	20,070	(1)	89,835		25,000	66,000		10,000
Total number of BSAs canceled or obsolete as of December 31, 2018	572		—		—	—		7,529		—		—		—		—	—		—
Total number of BSAs remaining as of December 31, 2018	—		—		—	—		—		500		—		—		5,000	7,000		—
Total number of shares available for subscription as of December 31, 2018(1)	—		—		—	—		—		7,500		—		—		5,000	7,000		—

(1)

The number of shares reflects an adjusted exercise parity of the division by 15 of the nominal value of shares. Namely, each BSA is now entitled to a subscription right to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA plan has been adjusted accordingly and equals 1/15 of the price initially determined.

(2)	The overall nominal amount of the shares to which the warrants issued are likely to give entitlement may not exceed €100,000.
(3)	The number of BSAs reflects an adjusted exercise parity of the division by 15 of the nominal value of shares.

Plan Title	BSA 2015		BSA X 2015		BSA 2016			BSA 2017
General Meeting Date	06/03/14	06/23/15	06/23/15		06/21/16	06/21/16		06/15/17
Date of the Grant by the Board of Directors	03/24/15	11/19/15	12/15/15		06/21/16	12/09/16		06/15/17
Total Numbers of BSA’s granted	10,000	22,500	90,000	(1)	20,000	59,000	(2)	9,000
included those granted to:
Torbjørn Bjerke	—	7,500	—		—	7,000		—
Daniel Soland	10,000	7,500	—		—	7,000		—
Michael Goller	—	—	7,500		—	7,000		—
Claire Giraut	—	—	—		10,000	—		—
Julie O’Neill	—	—	—		—	—		9,000
Start date of the exercise of the BSAs	03/24/15	11/19/15	12/15/15		06/21/16	12/09/16		06/15/17
BSA expiry date	03/24/25	11/19/25	12/15/25		06/21/26	12/09/26		06/15/27
BSA exercise price	€43.00	€66.06	€64.14		€52.97	€69.75		€59.05
Numbers of shares subscribed as of December 31, 2018	—	—	—		—	—		—
Total number of BSAs cancelled or obsolete as of December 31, 2018	—	7,500	16,500	(1)	—	24,992		—
Total number of BSAs remaining as of December 31, 2018	10,000	15,000	73,500		20,000	34,008		9,000
Total number of shares available for subscription as of December 31, 2018	10,000	15,000	73,500		20,000	34,008		9,000

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

Share Options (OSA)

We have granted share options to our employees and our officers pursuant to our 2013 Share Option Plan, or 2013 Plan, our 2014 Share Option Plan, or 2014 Plan, our 2015 Share Option Plan, or 2015 Plan, our 2016 Share Option Plan, or 2016 Plan, our 2017 Share Option Plan, or 2017 Plan and our 2018 Share Option Plan, or 2018 Plan. Our current plan, the 2018 Plan, was adopted by our board of directors on June 21, 2018.

Share options may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Employee share options may also be granted to our chairman and general manager and to our deputy general managers and are subject to the fulfillment of certain performance conditions.

The maximum number of our ordinary shares that may be issued pursuant to share options granted under the 2013 Plan, 2014 Plan, 2015 Plan, 2016 Plan, 2017 Plan and 2018 Plan are 518,000, 75,000, 315,000, 359,060, 998,500 and 817,000, respectively. In addition, under French law, the maximum number of shares issuable upon exercise of outstanding employee share options may not exceed one-third of the outstanding share capital on a non-diluted basis as at the date of grant.

Plan title	SO 2013		SO 2014	SO 2015
Meeting date	12/09/2011		06/03/2014	06/03/2014		06/03/2014		06/03/2014
Date of allocation by the board of directors	9/18/2013		06/03/2014	6/23/2015		09/30/2015 11/19/2015		12/15/2015 01/04/2016
Total number of options granted	518,000		75,000	120,000		195,000		75,000
Including those granted to Pierre-Henri Benhamou	129,000	(2)	—	—		—		—
David Schilansky		(4)	—	—		—		—
Laurent Martin		(5)	—	—		—		—
Start date for the exercise of options(1)	9/19/2017		06/04/2016	6/24/2016	(3)	11/19/2016	(3)	01/04/2017	(3)
Options expiry date	9/18/2023		06/03/2024	6/24/2026		11/19/2025		01/04/2026
Options exercise price	€7.57		€19.01	€48.90		€66.06		€65.68
Number of shares subscribed as of December 31, 2018	268,000		35,000	—		—		—
Total number of options canceled or obsolete as of December 31, 2018	47,000		—	—		25,000		—
Total number of options remaining as of December 31, 2018	203,000		40,000	120,000		170,000		75,000
Total number of shares available for subscription as of December 31, 2018	203,000		40,000	120,000		170,000		75,000

(1)	By way of exception, in the event of a change in control (as defined in Article L.233-3 of the French Commercial Code) all of the options could be exercised in advance.
(2)	Our board of directors has set at 10% the number of acquired shares that must be kept by Dr. Benhamou in registered form until the cessation of his duties.
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

Plan Title	SO 2016
Meeting date	03/06/14		03/06/14		03/06/14		03/06/14		03/06/14		03/06/14		03/06/14		03/06/14	03/06/14
Date of allocation by the board of directors	04/06/16		04/06/16		06/21/16		06/21/16		06/21/16		06/21/16		06/21/16		12/09/16	12/15/16
	04/21/16		05/02/16				08/01/16		09/15/16		10/17/16		11/15/16
Total number of options granted	33,000		22,000		110,000		10,000		9,300		16,500		8,300		74,960	1,100
Including those granted to:
Pierre-Henri Benhamou	—		—		—		—		—		—		—		—	—
David Schilansky	—		—		—		—		—		—		—		—	—
Start date for the exercise of options	04/21/17	(1)	05/02/17	(1)	06/21/17	(2)	08/01/17	(2)	09/15/17	(2)	10/17/17	(2)	11/15/17	(2)	12/09/17	12/15/17
Options expiry date	04/21/26		05/02/26		06/21/26		08/01/26		09/15/26		10/17/26		11/15/26		12/09/26	12/15/26
Options exercise price	€62.82		€59.04		€53.96		€62.24		€62.80		€64.39		€68.33		€69.75	€69.35
Number of shares subscribed as of December 31, 2018	—		—		1,200		—		—		—		—		—	—
Total number of options canceled or obsolete as of December 31, 2018	11,000		22,000		21,300		—		—		7,200		—		22,965	—
Total number of options remaining as of December 31, 2018	22,000		—		87,500		10,000		9,300		9,300		8,300		51,995	1,100
Total number of shares available for subscription as of December 31, 2018	22,000		—		87,500		10,000		9,300		9,300		8,300		51,995	1,100

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

Plan Title	SO 2017
Meeting date	06/03/2014		06/03/2014		06/03/2014		06/03/2014		06/15/2017		06/15/2017		06/15/2017		06/15/2017		06/15/2017
Date of allocation by the board of directors	01/16/2017		03/15/2017		04/18/2017		06/15/2017		06/15/2017		07/17/2017		09/15/2017		12/05/2017		12/15/2017
Total number of options granted	19,100		7,200		16,500		126,000		111,600		30,900		52,600		625,200		8,300
Including those granted to:
Pierre-Henri Benhamou	—		—		—		—		—		—		—		—		—
David Schilansky	—		—		—		—		—		—		—		—		—
Laurent Martin	—		—		—		—		—		—		—		—		—
Start date for the exercise of options	01/16/2018	(1)	03/15/2018	(1)	04/18/2018	(1)	06/15/2018	(1)	06/15/2018	(1)	07/17/2018	(1)	09/15/2018	(1)	12/05/2018	((1)	12/15/2018	((1)
Options expiry date	01/16/2027		03/15/2027		04/18/2027		06/15/2027		06/15/2027		07/17/2027		09/15/2027		12/05/2027		12/15/2027
Options exercise price	€66.11		€66.25		€60.77		€59.05		€60.54		€71.61		€74.22		€39.00		€38.18
Number of shares subscribed as of December 31, 2018	—		—		—		—		—		—		—		—		—
Total number of options canceled or obsolete as of December 31, 2018	—		—		9,300		35,000		—		23,700		7,200		85,125		—
Total number of options remaining as of December 31, 2018	19,100		7,200		7,200		91,000		111,600		7,200		45,400		540,075		8,300
Total number of shares available for subscription as of December 31, 2018	19,100		7,200		7,200		91,000		111,600		7,200		45,400		540,075		8,300

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

Plan Title	SO 2018								SO 2018
Meeting date	06/15/2017		06/15/2017		06/15/2017		06/15/2017		06/22/2018		06/22/2018		06/22/2018		06/22/2018		06/22/2018
Date of allocation by the board of directors	01/15/2018		04/16/2018		05/15/2018		06/15/2018		06/22/2018		07/16/2018		08/15/2018		09/6/2018		09/15/2018
Total number of options granted	15,500		16,500		16,500		23,600		50.000		28,800		33,500		65,000		80,900
Including those granted to::									—
Pierre-Henri Benhamou	—		—		—		—		—		—		—		—		—
David Schilansky	—		—		—		—		—		—		—		—		—
Laurent Martin	—		—		—		—		—		—		—		—		—
Start date for the exercise of options	01/15/2019	(1)	04/16/2019	(1)	05/15/2019	(1)	15/06/2019	(1)	06/22/2019	(1)(2)	07/16/2019	(1)(2)	08/15/2019	(1)(2)	09/06/2019	(1)(2)	09/15/2019	(1)(2)
Options expiry date	01/15/2028		04/16/2028		05/15/2028		06/15/2028		06/22/2028		07/16/2028		08/15/2028		09/6/2028		09/15/2028
Options exercise price	€43.60		€38.64		€40.84		€38.92		€37.22		€33.81		€32.90		€36.96		€40.94
															96
Number of shares subscribed as of December 31, 2018	—		—		—		—		—		—		—		—		—
Total number of options canceled or obsolete as of December 31, 2018	7,200		—		—		—		—		—		—		—		—
Total number of options remaining as of December 31, 2018	8,300		16,500		16,500		23,600		50,000		28,800		33,500		65,000		80,900
Total number of shares available for subscription as of December 31, 2018	8,300		16,500		16,500		23,600		50,000		28,800		33,500		65,000		80,900

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

(2)	The exercise of these options will be subject to the fulfillment of a presence condition and the following performance condition: authorization to market Viaskin® Peanut by the FDA.

Plan Title	SO 2018
Meeting date	06/22/2018		06/22/2018		06/22/2018		06/22/2018		06/22/2018
Date of allocation by the board of directors	10/15/2018		11/15//2018		11/29/2018		12/12/2018		12/15/2018
Total number of options granted	76,700		26,000		350,000		34,000		7,200
Including those granted to::
Daniel Tassé	—		—		350,000		—		—
Pierre-Henri Benhamou	—		—		—		—		—
David Schilansky	—		—		—		—		—
Laurent Martin	—		—		—		—		—
Start date for the exercise of options	10/15/2019	(1)(2)	11/15/2019	(1)(2)	11/29/2019	(1)(2)	12/12/2019	(2)(3)	12/15/2019	(2)(3)
Options expiry date	10/15/2028		11/15/2028		11/29/2028		12/12/2028		12/15/2028
Options exercise price	€37.28		€32.57		€30.02		€27.96		€26.76
Number of shares subscribed as of December 31, 2018	—		—		—		—		—
Total number of options canceled or obsolete as of December 31, 2018	—		—		—		—		—
Total number of options remaining as of December 31, 2018	76,700		26,000		350,000		34,000		7,200
Total number of shares available for subscription as of December 31, 2018	76,700		26,000		350,000		34,000		7,200

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

(2)	The exercise of these options will be subject to the fulfillment of a presence condition and the following performance condition: authorization to market Viaskin® Peanut by the FDA.

Administration. Our board of directors has the authority to administer the 2013 Plan, 2014 Plan, 2015 Plan, 2016 Plan, 2017 Plan and 2018 Plan, or collectively, the Plans. Subject to the terms of each of the Plans, our board of directors determines recipients, dates of grant, exercise price of share options, the number of share options to be granted and the terms and conditions of the share options, including the period of their exercisability and their vesting schedule.

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

Free Shares

Under our 2012, 2013, 2014, 2015, 2016, 2017 and 2018 Free Share Plans, we have granted free shares to our employees and officers. We have seven current free share plans, including a 2015 Free Share Plan, which was adopted by our board of directors on September 30, 2015, a 2015 Free Share Plan, which was adopted by our board of directors on December 15, 2015, a 2016 Free Share Plan, which was adopted by our board of directors on April 6, 2016, a 2016 Free Share Plan, which was adopted by our board of directors on October 27, 2016, a 2017 Free Share Plan, which was adopted by our board of directors on March 14, 2017, a 2017 Free Share Plan, which was adopted by our board of directors on April 20, 2017 and a 2018 Free Share Plan, which was adopted by our board of directors on June 22, 2018.

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

Share Reserve. The maximum number of our ordinary shares that may be issued, in aggregate, under the 2017 and 2018 Free Share Plans is 572,228. In addition, under French law, the number of free shares may not exceed 10% of the outstanding share capital on a non-diluted basis as at the date of grant.

The details of the grants under the 2015, 2016, 2017 and 2018 Free Share Plans as of December 31, 2018 are as follows:

INFORMATION REGARDING FREE SHARES
Plan Title	Free share Plan 2015
General meeting date	09/21/15		09/21/15
Date of grant by the board of directors	09/30/15		12/15/15
Total number of free shares granted	708,500		42,000
Including those granted to:
• Pierre-Henri Benhamou	120,000		—
• David Schilansky(2)	80,000		—
• Laurent Martin(8)		(4)		(4)
Date of definitive acquisition of free shares (subject to the conditions of acquisition)(1)	09/30/17	(3)	12/15/17	(3)
End date of retention period(2)	09/30/17		12/15/17
Number of shares acquired definitively as of December 31, 2018	685,500		33,000
Cumulative number of free shares canceled or lapsed as of December 31, 2018	23,000		9,000
Shares acquired free of charge remaining as of December 31, 2018 (in acquisition period)	—		—

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

•

One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from 9/30/2015 and (ii) the achievement of the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin® Peanut.

•

One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from 9/30/2015 and (ii) the achievement of the primary efficacy endpoint of the Phase II MILES trial for Viaskin® Milk.

•

One-third of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from 9/30/2015 and (ii) the beginning of clinical testing of another product candidate from the Viaskin® platform.

(4)

Mr. Martin was appointed Executive Vice President and Responsible Pharmacist (Qualified Person) by our board of directors on March 14, 2017. Only the plans granted since his appointment are mentioned in this section.

+
INFORMATION REGARDING FREE SHARES
Plan Title	Free Share Plan 2016
General meeting date	09/21/15		09/21/15		09/21/15		09/21/15		09/21/15		09/21/15		09/21/15
Date of grant by the board of directors	04/06/16		06/21/16		06/21/16		06/21/16		10/27/16		12/09/16		12/09/16
Total number of free shares granted	63,750		193,000		10,000		5,000		15,000		13,600		10,000
Including those granted to:
Pierre-Henri Benhamou	—		30,000		—		—		—		—		—
David Schilansky	—		20,000		—		—		—		100		—
Laurent Martin(5)		(5)		(5)		(5)		(5)		(5)		(5)		(5)

Date of definitive acquisition of free shares (subject to the conditions of acquisition) (1)	04/06/18	(1)	06/21/18	(1)	08/16/18	(1)	09/01/18	(1)	10/27/18	(2)	12/09/18	(3)	12/09/18	(2)
End date of retention period	04/06/18	(4)	06/21/18	(4)	08/16/18	(4)	09/01/18	(4)	10/27/18	(4)	12/09/18	(4)	12/09/18	(4)
Number of shares acquired definitively as of December 31, 2018	57,500		193,000		10,000		5,000		15,000		10,800		9,000
Cumulative number of free shares canceled or lapsed as of December 31, 2018	6,250		—		—		—		—		2,800		1,000
Shares acquired free of charge remaining as of December 31, 2018 (in acquisition period)	—		—		—		—		—		—		—

(1)	The acquisition of free shares is conditional for executive officers, including Dr. Benhamou, to the achievement of the three performance criteria below:

•

One-third of the shares allocated will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from the grant date and (ii) the achievement of the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin® Peanut.

•

One-third of the shares allocated will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from the grant date and (ii) the achievement of the primary efficacy endpoint of the Phase II MILES trial for Viaskin® Milk.

•

One-third of the shares allocated will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from the grant date and (ii) the beginning of clinical testing of another product candidate from the Viaskin® platform.

(2)	The acquisition of free shares is conditional for employees to the achievement of the two performance criteria below:

•

Half of the shares allocated will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from the grant date and (ii) the achievement of the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin® Peanut.

•

Half of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from the grant date and (ii) the achievement of the primary efficacy endpoint of the Phase II MILES trial for Viaskin® Milk.

(3)	The acquisition of free shares allocated to executive officers is conditional to the achievement of the two performance criteria below:

•

Half of the shares allocated will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from the grant date and (ii) the achievement of the primary efficacy endpoint of the Phase III PEPITES trial for Viaskin® Peanut.

•

Half of the shares allocated to executive officers will not vest until the later of the following two dates: (i) the end of the two year vesting period which runs from the grant date and (ii) the achievement of the primary efficacy endpoint of the Phase II MILES trial for Viaskin® Milk

(4)	No retention period for the Free Share Plans issued in 2016.

(5)

Mr. Martin was appointed Executive Vice President and Responsible Pharmacist (Qualified Person) by our board of directors on March 14, 2017. Only the plans granted since his appointment are mentioned in this section.

Plan Title	AGA 2017
General meeting date	09/21/15		09/21/15
Date of grant by the board of directors	03/14/2017		04/20/2017
Total number of free shares granted	22,500		24,000
Including those granted to::
• Monsieur Pierre-Henri Benhamou	—		—
• Monsieur David Schilansky	—		—
• Monsieur Laurent Martin(2)	—		—
Date of definitive acquisition of free shares (subject to the conditions of acquisition) (1)	03/14/19	(1)	04/20/19	(1)

End date of retention period		(3)		(3)
Number of shares acquired definitively as of December 31, 2018	—		—
Cumulative number of free shares canceled or lapsed as of December 31, 2018	5,500		—
Shares acquired free of charge remaining as of December 31, 2018 (in acquisition period)	17,000		24,000

(1)	The acquisition of free shares is conditional for every employee, to the achievement of the two performance criteria below:

•

half of the shares allocated will not vest until the later of the following two dates: (i) the end of the two-year vesting period which runs from the date of the grant and (ii) BLA file accepted for review by the FDA for Viaskin® Peanut.

•

half of the shares allocated will not vest until the later of the following two dates: (i) the end of the two-year vesting period which runs from the date of the grant and (ii) the first date of sale of Viaskin® Peanut in the United States.

(2)

Mr. Martin was appointed Executive Vice President and Responsible Pharmacist (Qualified Person) by our board of directors on March 14, 2017. Only the plans granted since his appointment are mentioned in this section.

(3)	No retention period for the Free Share Plans issued in 2017.

Plan Title	AGA 2018
General meeting date	06/22/18		06/22/18		22/06/18		22/06/18		22/06/18
Date of grant by the board of directors	06/22/18		09/06/18		11/01/18		12/12/18		12/12/18 12/17/18	(3)
Total number of free shares granted	486,153		450		57,000		16,250		3,000
Including those granted to:
• Monsieur Pierre-Henri Benhamou	50,000		—		—		—		—
• Monsieur David Schilansky	50,000		—		—		—		—
• Monsieur Laurent Martin	20,000		—		—		—		—
Date of definitive acquisition of free shares (subject to the conditions of acquisition) (1)	06/22/19	(1)	09/06/19	(1)	11/01/19	(1)	12/12/19	(1)	12/17/19	(1)
End date of retention period	06/22/21	(2)	09/06/21	(2)	11/01/21	(2)	12/12/21	(2)	12/17/21	(2)
Number of shares acquired definitively as of December 31, 2018	—		—		—		—		—
Cumulative number of free shares canceled or lapsed as of December 31, 2018	21,125		—		10,500		—		—
Shares acquired free of charge remaining as of December 31, 2018 (in acquisition period)	465,028		450		46,500		16,250		3,000

(1)	The definitive allocation of the free shares will only occur at the later of the following two dates, subject to the presence requirement:

(i)	expiry of the current acquisition period as from their initial allocation; and

(ii)	approval of Viaskin® Peanut by the US Food and Drug Administration (U.S. FDA) (performance condition).

(2)	The Board of Directors set a lock-up period of two years from the date of final allotment of the shares, after which the beneficiaries may freely sell the shares.

(3)	Notification date of the allocation by the CEO acting on sub-delegation of the Board of Directors, following the beginning of employment

Administration. Our board of directors has the authority to administer the 2017 and 2018 Free Share Plans. Subject to the terms of the plans, our board of directors determines recipients, dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their acquisition period (period starting on the date of grant during which the beneficiary holds a right to acquire shares for free but not any shares yet) and holding period (period starting at the end of the acquisition period when the shares are issued and definitively acquired and issued but may not be transferred) within the limit determined by the shareholders (in particular the acquisition period is at least two years from the date of grant for the 2015, 2016 and 2017 Free Shares Plans and one year for the 2018 Free Shares Plan. The holding period is two years from the end of the acquisition period for the 2018 Free Shares Plan. No additional holding period is applicable for the 2015, 2016 and 2017 Free Share Plans).

The board of directors has the authority to modify awards outstanding under our 2012, 2013, 2014, 2015, 2016, 2017 and 2018 Free Share Plans subject to the consent of the beneficiary if such modification is detrimental to him/her, including in particular the authority to release a beneficiary from the continued service condition during the acquisition period after the termination of the employment.

Free Shares. The free shares granted under our 2017 and 2018 Free Share Plans will be definitively acquired at the end of the acquisition period as set by our board of directors subject to continued service during the acquisition period, except if the board releases a given beneficiary from this condition upon termination of his/her employment contract. At the end of the acquisition period, the beneficiary will be the owner of the shares. However, during the holding period under the 2018 Free Share Plan (as set by our board of directors with a minimum of two years except if the acquisition period is at least equal to four years), the shares may not be sold, transferred or pledged. Under the 2015, 2016 and 2017 Free Share Plans, the granted free shares may be sold, subject to the regulations governing companies whose shares are traded on a regulated market, as soon as the shares vest. The free shares allocated to the beneficiaries will be new ordinary shares and will immediately have the same rights as the existing company shares.

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

Under the 2017 and 2018 Free Share Plans, in the event of a change of control of the company, the beneficiaries will remain eligible for the allocation at the end of each respective vesting period, even if the beneficiary’s employment contract and/or corporate mandate is terminated for any reason, between the date of the takeover and the last day of the vesting period. In this scenario, the shares will automatically vest and are not subject to the achievement of performance criteria.

Amendment and Termination. Our board of directors has the authority to amend, alter, suspend, or terminate our 2017 and 2018 Free Share Plans, provided that such action does not impair the rights of any beneficiary without such beneficiary’s consent. The company shall obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws.

C. Board Practices.

We currently have eight directors, less than a majority of whom are citizens or residents of the United States. Under French law and our by-laws, our board of directors must be composed of between three and 18 members. Within this limit, the number of directors is determined by our shareholders. Since January 1, 2017, the number of directors of each gender may not be less than 40%. Any appointment made in violation of this limit that is not remedied will be null and void. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our by-laws, our directors are elected for two-year terms. In accordance with French law, our by-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Daniel Tassé(1)	Director	2019	2020
Torbjörn Bjerke	Director	2006	2020
Michel de Rosen(2)	Chairman	2018	2020
Maïlys Ferrère	Director	2016	2020
Claire Giraut	Director	2016	2020
Michael J. Goller	Director	2015	2020
Julie O’Neill	Director	2017	2019
Daniel Soland	Director	2015	2020

(1)	Mr. Tassé was appointed to our board of directors on March 5, 2019 to replace Pierre-Henri Benhamou for the term of its remaining mandate, i.e. until the end of the General Meeting held in 2020.
(2)	Mr. de Rosen was appointed to our board of directors on May 2, 2018.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consistent of independent requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq (which we are not subject to) and taking account any applicable committee independence standards, Claire Giraut, Torbjörn Bjerke, Michel de Rosen, and Daniel Soland are “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

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

For example, during the ordinary and extraordinary general meeting held on June 22, 2018, our shareholders have granted our board of directors the following delegations of authority to issue ordinary shares or other securities giving access to our share capital (“Securities”), in one or more occasions, in the proportions and at the times the board of directors will consider it appropriate, either in euros, or in foreign currencies or in any other unit of account established by reference to a series of currencies:

(1) delegations of authority to increase our share capital by issuing Securities, through rights issues, for the maximum duration permitted under French law (26 months) within a maximum potential dilution equal to 20% of our share capital at the date of the relevant share capital increase for an ordinary share subscription price that shall be freely determined by our board of directors at the time of the issuance;

(2) delegations of authority to increase our share capital by issuing Securities, through public offering or private placement, for the maximum duration permitted under French law (26 months) within a maximum potential dilution equal to 20% of our share capital at the date of the relevant share capital increase (and 10% of our share capital over a 12 months period in case of private placement) for a subscription price that shall be at least equal to the volume weighted average of the closing price of our company’s ordinary shares on Euronext Paris for the 3 trading days prior to the pricing, eventually decreased by a maximum discount of 5%;

(3) delegations of authority to increase our share capital by issuing Securities, without preemptive rights, to the benefit of categories of persons meeting certain characteristics, in accordance with the provisions of the French commercial code, for the maximum duration permitted under French law (18 months) within a maximum potential dilution equal to 20% of our share capital at the date of the relevant share capital increase for an ordinary share subscription price that shall be freely determined by our board of directors at the time of the issuance;

(4) delegation of authority to increase our share capital by incorporation of reserves, profits or premium either by the issuance of new shares attributed to each existing shareholder or by the increase of the nominal value per share for a duration of 26 months within a maximum aggregate potential dilution of 50% of our share capital at the date of the relevant share capital increase; and

(5) delegation of authority to increase our share capital by issuing Securities, in view of remuneration of contributions (securities) in kind to our company for a duration of 26 months within a maximum potential dilution equal to 10% of our share capital at the date of the ordinary and extraordinary general meeting held on June 22, 2018.

Please note that:

•

in respect of delegations 1 2 and 3, in addition to the above limits, the number of securities to be issued may be increased by 15% of the initial issuance (at the same subscription price of the initial issuance), within the dilution limit set by said general meeting, if an excess of demand is observed, it being noted that such issuance shall be decided during a 30 day period starting from the closing of the subscription period of the initial issuance;

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

•

the overall limit of the nominal amount of shares that can be issued pursuant to the delegations of authority granted to our board of directors as per the above shall not exceed 65% of the share capital at the time of our ordinary and extraordinary general meeting held on June 22, 2018; and

•

the board cannot, unless authorized in advance by our shareholders, make use of the above-mentioned delegations during a period of public offering initiated by a third party targeting our securities until the end of the offering period.

Furthermore, during this ordinary and extraordinary shareholders’ meeting held on June 22, 2018, our board of directors received the following delegations from the shareholders:

•

a delegation of authority to grant share options (options de souscription et/ou d’achat d’actions) to our officers and employees for the maximum duration of 18 months, with a maximum potential dilution equal to 5% of our share capital at the date of the shareholders’ meeting, for which delegation our shareholders waived automatically their preferential subscription rights with respect to all such grants.

•

a delegation of authority to grant free shares (attribution gratuite d’actions) to our officers and employees within a maximum potential dilution equal to 4.5% of our share capital on the date of such shareholders’ meeting, for which delegation our shareholders waived automatically their preferential subscription rights with respect to all such grants. This authorization will apply until the general meeting of shareholders to be held in 2019 to rule on the financial statements of the previous year;

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

We do not intend to follow Nasdaq Marketplace Rule 5635 with respect to issuances or potential issuances of securities that are within the scope of authorization provided by the ordinary and extraordinary general meeting of shareholders held on June 22, 2018 or by any other subsequent ordinary or extraordinary general meeting of shareholders that may resolve on the same purpose, to our board of directors.

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

Nominating Committee. The principal responsibilities of our nominating committee include (i) preparing proposals for the renewal, replacement or appointment of new directors, in consultation with the Chairman of our board of directors, (ii) providing an opinion, with the support of the Chairman of our board of directors, on the appointment or replacement of the Chief Executive Officer and/or the Executive Vice Presidents, as the case may be, as well as the members of the Executive Committee and (iii) establishing, when appropriate, with the agreement of the Chairman of our board of directors, a succession plan for executive corporate officers. Dr. Bjerke, Mr. Goller, Mr. de Rosen and Ms. Ferrère currently serve on the nominating committee.

D. Employees.

As of December 31, 2018, we had 315 employees. We consider our labor relations to be good. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2016	2017	2018
Function:
Pre-clinical development, quality assurance and regulatory affairs	31	54	93
Medical and clinical development	23	44	62
Research	44	47	19
Engineering and production	28	33	38
Management and administration	31	54	76
Commercial operations and U.S. marketing	7	12	27
Total	164	244	315
Geography:
Australia	0	0	5
Canada	0	0	1
France	146	209	240
United States	18	35	69
Total	164	244	315

E. Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2018 for:

•	each beneficial owner of more than five percent (5%) of our outstanding ordinary shares;

•	our Chief Executive Officer, Deputy Chief Executive Officer, Chief Financial Officer and Chief Development Officer;

•	each of our directors; and

•

all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of December 31, 2018. The percentage ownership information shown in the table is based upon 30,157,777 ordinary shares outstanding as of December 31, 2018.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2018. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of DBV Technologies S.A., 177-181 avenue Pierre Brossolette, 92120 Montrouge, France.

	Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
Entities affiliated with Caisse de Dépôts et Consignations(1)	3,296,363	10.93%
Entities affiliated with Baker Bros. Advisors LP(2)	4,760,466	15.77
Morgan Stanley(3)	1,555,082	5.16
Entities affiliated with Boxer Capital, LLC(4)	2,250,000	7.46
Entities affiliated with Perceptive Advisors LLC(5)	1,636,331	5.43
ArrowMark Colorado Holdings, LLC(6)	1,774,846	5.89
Directors and Executive Officers:
Daniel Tassé	—	—
David Schilansky	306,758	1.02
Laurent Martin(7)	150,179	*
Pierre-Henri Benhamou	711,959	2.36
Torbjörn Bjerke(8)	78,850	*
Michel de Rosen(9)	32,570	*
Maïlys Ferrère	—	—
Claire Giraut(10)	17,000	*
Michael J. Goller(11)	21,500	*
Julie O’Neill(12)	16,000	*
Daniel Soland(13)	41,500	*
All directors and executive officers as a group (18 persons)(14)	1,900,364	6.17%

(1)

The information shown is based, in part, on a Schedule 13G/A filed by Bpifrance Participations S.A., or BpiP, Innobio FPCI, or Innobio, Bpifrance Investissement S.A.S., or BpiI, Caisse des Dépôts, or CDC, EPIC Bpifrance, or EPIC and Bpifrance S.A., or BPI, on May 7, 2018. Consists of 2,980,230 ordinary shares directly held by BpiP, 226,133 ordinary shares directly held by Innobio and 90,000 ordinary shares directly held by CDC. BpiP is the wholly-owned subsidiary of BPI. CDC and EPIC each hold 50% of the share capital of BPI and jointly control BPI. Innobio is managed by BpiI. BpiI is a wholly-owned, indirect subsidiary of BpiP. Neither BPI, EPIC nor BpiI hold any ordinary shares directly. BpiI may be deemed to be the beneficial owner of 226,133 ordinary shares, through its management of Innobio. BPI may be deemed to be the beneficial owner of 3,178,228 ordinary shares, indirectly through its sole ownership of BpiP, which is the parent company of BpiI. EPIC may be deemed to be the beneficial owners of 3,206,363 ordinary shares, indirectly through its joint ownership and control of BPI. CDC may be deemed to be the beneficial owner of 3,296,363 ordinary shares directly and indirectly through its joint ownership and control of BPI. The principal address for BpiP, BPI, EPIC, Innobio and BpiI is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. The principal address for CDC is 56, rue de Lille, 75007 Paris, France.

(2)

The information is based solely on a Schedule 13D/A filed by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker and Julian C. Baker on June 26, 2018. Consists of (a) 4,321,936 ordinary shares directly held by Baker Brothers Life Sciences, L.P., (b) 417,030 ordinary shares directly held by 667, L.P. and (c) 21,500 ordinary shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2018, subject to French law. Baker Bros. Advisors LP is the investment advisor of each of these funds and has sole voting and investment power with respect to the shares held by Baker Brothers Life Sciences, L.P. and 667, L.P. Baker Bros. Advisors (GP) LLC is the sole general partner of Baker Bros. Advisors LP. Baker Biotech Capital (GP), LLC is the sole general partner of Baker Biotech Capital, L.P., which is the sole general partner of 667, L.P. The controlling members of Baker Biotech Capital (GP), LLC are Julian C. Baker and Felix J. Baker. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of all securities except to the extent of their pecuniary interest. The address for each of these entities is 860 Washington Street, 3rd Floor, New York, New York 10014.

(3)	This information is based solely on a Schedule 13G/A filed by Morgan Stanley on February 12, 2019. The principal business address for Morgan Stanley is 1585 Broadway New York, New York 10036.

(4)

This information is based solely on a Schedule 13/AG filed by Boxer Capital, LLC, or Boxer Capital, Boxer Asset Management Inc., or Boxer Management, and Joe Lewis on February 14, 2019. Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management. The principal business address for Boxer Capital is 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address for Boxer Management and Joe Lewis is Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

(5)

This information is based solely on a Schedule 13G/A filed by Perceptive Advisors LLC, or Perceptive Advisors, Joseph Edelman and Perceptive Life Sciences Master Fund, Ltd., or the Master Fund, on February 14, 2019. The Master Fund directly holds 809,371 ordinary shares and 826,960 ADSs, each representing one-half of one ordinary share. Perceptive Advisors serves as the investment manager to the Master Fund and may be deemed to beneficially own the securities directly held by the Master Fund. Joseph Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own the securities directly held by the Master Fund. The principal business address for Perceptive Advisors is 51 Astor Place, 10th Floor, New York, New York 10003.

(6)

This information is based solely on a Schedule 13G filed by ArrowMark Colorado Holdings, LLC on February 14, 2019. The principal business address for ArrowMark Colorado Holdings, LLC is 100 Fillmore Street, Suite 325, Denver, Colorado 80206.

(7)

Consists of (a) 90,189 shares and (b) 59,990 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2018, subject to French law.

(8)	Consists of (a) 35,925 shares and (b) 42,925 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2018, subject to French law.
(9)	Consists of (a) 23,570 shares and (b) 9,000 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2018, subject to French law.
(10)	Consists of shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2018, subject to French law.
(11)

Consists of shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2018, subject to French law. Mr. Goller has neither voting nor dispositive power and has no direct pecuniary interest in these securities. He has entered into an agreement with Baker Bros. Advisors LP related to his beneficial ownership of our securities, as disclosed in a Schedule 13D/A filed by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker and Julian C. Baker on June 26, 2018.

(12)	Consists of shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2018, subject to French law.
(13)	Consists of (a) 5,000 shares and (b) 36,500 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2018, subject to French law.
(14)

Consists of (a) 1,280,949 shares and (b) 619,415 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2018, subject to French law.

The significant changes in the percentage ownership held by our principal shareholders since January 1, 2018 are as a result of the March 2018 underwritten global offering, which is described under “Item 7.B—Related Party Transactions—Participation in Underwritten Global Offering” and the dilution resulting from such underwritten global offering. None of our principal shareholders have voting rights different than our other shareholders.

As of December 31, 2018, we estimate that approximately 53% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by 37 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B. Related Party Transactions.

Since January 1, 2018, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Participation in Underwritten Global Offering

As part of our March 2018 underwritten global offering, certain of our holders of more than 5% of our outstanding voting securities and their affiliates purchased an aggregate of 1,728,597 ordinary shares at the public offering price of €34.71 per ordinary share. The following table sets forth the aggregate number of ordinary shares that one of our directors and certain of our holders of more than 5% of our outstanding voting securities and their affiliates purchased:

Related Party	Number of Ordinary Shares
Entities affiliated with Baker Bros. Advisors LP(1)	1,114,877
Bpifrance Participations S.A.(2)	584,925

(1)	Consists of 1,002,478 ordinary shares issued to Baker Brothers Life Sciences, L.P. and 12,399 ordinary shares issued to 667, L.P.
(2)	Consists of 584,925 ordinary shares issued to Bpifrance Participations S.A.

Registration Rights

In March 2018, we entered into a registration rights agreement, or the Registration Rights Agreement, with entities affiliated with Baker Bros. Advisors LP, or Baker Brothers, pursuant to which Baker Brothers is entitled to rights with respect to the registration under the Securities Act of ordinary shares and ADSs, including ordinary shares or ADSs issuable upon the exercise or conversion of any other securities (whether equity, debt or otherwise) owned or subsequently acquired by Baker Brothers. These rights include demand registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting commissions, will be borne by Baker Brothers. Under the terms of the Registration Rights Agreement, we are required, upon the request of Baker Brothers, to file a registration statement covering, and use our reasonable best efforts to effect, the registration of the ordinary shares, including in the form of ADSs, requested to be registered for public resale. In addition, if we register our securities either for our own account or for the account of other security holders under certain circumstances more than six months following the completion of our March 2018 underwritten global offering, Baker Brothers is entitled to include its ordinary shares or ADSs in such registration. Subject to certain exceptions, we and the underwriters may limit the number of ordinary shares or ADSs included in an underwritten offering conducted pursuant to the terms of the Registration Rights Agreement if the underwriters believe that including such securities would adversely affect the offering. The registration rights granted under the Registration Rights Agreement will terminate ten years after the date of the Registration Rights Agreement.

Agreements with Our Directors and Executive Officers

Employment and Consulting Arrangements

Daniel Tassé

In November 2018, we entered into an executive agreement (as French “mandataire social”) with Mr. Daniel Tassé, our current Chief Executive Officer. He is entitled to an annual base salary. Mr. Tassé is also eligible to receive equity grants as our board of directors may determine and to participate in our bonus plan.

In December 2018, our board of directors fixed the performance criteria in the event of termination of Mr. Daniel Tassé’s duties as our Chief Executive Officer. He will benefit from a severance package if all the following objectives are achieved: (i) Viaskin® Peanut is approved in a major market; (ii) build an EPIT® pipeline with three ongoing clinical trials; (iii) six months cash runway as defined by the last quarter of spend on the day of severance. Compliance with these performance conditions will be established by our board of directors prior to any payment.

In the event of termination “without cause” or for “good reason”, we will pay an amount equal to the sum of: (i) 18 months of Mr. Tassé’s base salary and (ii) the target bonus at a 100% achievement level.

In case of termination without “cause” or for “good reason” outside of a change of control, the severance benefits will get paid out over a 12-month period. In case of termination without “cause” or for “good reason” in connection with a change of control, those same amounts get paid in a lump sum.

We have entered into employment agreements with the following executive officers:

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

Pascale Ehouarn

In March 2006, we entered into an employment agreement with Ms. Ehouarn, our then Senior Vice President of Manufacturing & Supply and current Chief Engineering, Manufacturing & Supply Officer. Ms. Ehouarn is entitled to an annual base salary. Ms. Ehouarn is also eligible to receive equity grants as our board may determine and to participate in our bonus plan. In addition, in the event of dismissal by us (other than a termination for cause) within 18 months following the appointment of a new Chief Executive Officer, she is entitled to receive an indemnity equivalent to one year of compensation, calculated based on the average of the last 12 months compensation paid (including bonuses and variable compensation), payable in a lump-sum.

Susanna Mesa

In April 2014, we entered into an employment agreement with Ms. Mesa, our then Senior Vice President of Strategy and current Chief Business Officer. Ms. Mesa is entitled to an annual base salary. Ms. Mesa is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Magali Richard

In October 2016, we entered into an employment agreement with Ms. Richard, our then Senior Vice President of Portfolio Strategy & Business Development and current Chief Strategy Officer. Ms. Richard is entitled to an annual base salary. Ms. Richard is also eligible to receive equity grants as our board may determine and to participate in our bonus plan. In addition, in the event of dismissal by us (other than a termination for cause) within 18 months following the appointment of a new Chief Executive Officer, she is entitled to receive an indemnity equivalent to one year of compensation, calculated based on the average of the last 12 months compensation paid (including bonuses and variable compensation), payable in a lump-sum.

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

Joan Schmidt

In June 2018, we entered into an employment agreement with Ms. Schmidt, our Chief Legal Officer. Ms. Schmidt is entitled to an annual base salary. Ms. Schmidt is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Kevin Trapp

In August 2018, we entered into an employment agreement with Mr. Trapp, our Chief Commercial Officer. Mr. Trapp is entitled to an annual base salary. Mr. Trapp is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Hugh Sampson

In November 2015, we entered into an employment agreement with Mr. Sampson, our Chief Scientific Officer and current interim Chief Medical Officer. Mr. Sampson is entitled to an annual base salary. Mr. Sampson is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Daniel Soland

Effective January 2018, we renewed, for a one-year term and with the same conditions, the consulting agreement entered into in January 2017 with our director, Daniel Soland, pursuant to which he has agreed to provide consulting services to us, upon our request from time to time, related to the review of our commercialization strategy. Mr. Soland received a lump sum of €45,000, paid by us on a semi-annual basis.

Julie O’Neill

In December 2018, we entered into a consulting agreement with Julie O’Neill, a member of our board of directors, pursuant to which she has agreed to provide chemistry, manufacturing and controls advice. Upon our request, she will: (i) examine and remedy the shortcomings identified by the FDA; (ii) examine and provide answers on all aspects of the technical operations, including, by way of non-exclusive example, process development, analytical development, manufacture, engineering, the procurement chain, quality control and quality assurance and (iii) advise our Chief Executive Officer and our internal services at the request of our Chief Executive Officer. The term of the agreement is for one year. Ms. O’Neill will receive €45,000 per month and will be able eligible to receive certain success fees allocated as follows: (i) a maximum of €200,000 for the resubmision of the BLA to the FDA for for the treatment of peanut allergy in children 4 to 11 of age and; (ii) an additional amount of up to €250,000 if and when the FDA has approved the Viaskin® Peanut BLA. These success fees will, however, be subject to modification at the discretion of our board of directors.

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers.

Equity Awards

Since January 1, 2018, we have issued equity awards to certain of our directors and executive officers:

On January 15, 2018, we issued an aggregate of 8,300 options shares to new U.S. employees.

On April 16, 2018, we issued an aggregate of 16,500 option shares to new U.S. employees.

On May 15, 2018, we issued an aggregate of 16,500 option shares to new U.S. employees.

On June 15, 2018, we issued an aggregate of 23,600 option shares to new U.S. employees.

On June 22, 2018, we issued an aggregate of 50,000 option shares to certain of our executive officers and an aggregate of 486,153 free shares to French employees and French executive officers.

On June 22, 2018, we issued 44,000 non-employee warrants (BSAs) to our directors. Each BSA was issued at a purchase price per BSA of €3.72 and gives the holder the right to subscribe for one ordinary share for a purchase price per share of €37.24.

On July 16, 2018, we issued an aggregate of 28,800 option shares to new U.S. employees.

On August 15, 2018, we issued an aggregate of 33,500 option shares to new U.S. employees.

On September 6, 2018, we issued an aggregate of 65,000 option shares to certain of our executive officers.

On September 17, 2018, we issued an aggregate of 80,900 option shares to new U.S. employees.

On October 15, 2018, we issued an aggregate of 76,700 option shares to new U.S. employees.

On November 1, 2018, we issued an aggregate of 57,000 free shares to new French employees.

On November 15, 2018, we issued an aggregate of 26,000 option shares to new U.S. employees.

On November 29, 2018, we issued an aggregate of 350,000 option shares to our Mr. Tassé. Each stock option gives the holder the right to subscribe for one ordinary share for a purchase price per share of €30.02.

On December 12, 2018, we issued an aggregate of 34,000 option shares to new U.S. employees and an aggregate of 19,950 free shares to new French employees.

On December 15, 2018, we issued an aggregate of 7,200 option shares to new U.S. employees.

See “Item. 7A—Major Shareholders” for information regarding equity awards to our executive officers.

Bonus Plans

All our executive officers are entitled to a bonus ranging between 40% and 50% based on yearly objectives determined by our board of directors upon recommendation of our compensation committee.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. See “Item. 6B—Limitations on Liability and Indemnification Matters.”

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

Legal Proceedings

On January 15, 2019, Travis Ito-Stone individually and on behalf of all others similarly situated, filed a class action complaint for violation of federal securities laws against us, our former Chief Executive Officer, our current Chief Executive Officer and our Deputy Chief Executive Officer in the United States District Court for the District of New Jersey. The complaint purports to bring a federal securities class action on behalf of a class of persons who acquired our securities between February 14, 2018 and December 19, 2018 and seeks to recover damages caused by defendants’ alleged violations of the federal securities laws and to pursue remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10b-5 promulgated thereunder. The complaint alleges, among other things, that the defendants made materially false and/or misleading statements related to our business, operational and compliance policies. The plaintiff seeks, among other things, the designation of the action as a class action, an award of unspecified compensatory damages, interest, costs and expenses, including counsel fees and expert fees, and other relief as the court deems appropriate.

We believe that the allegations contained in the complaint are without merit and intend to defend the case vigorously. We cannot predict at this point the length of time that this action will be ongoing or the liability, if any, which may arise therefrom.

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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

Exclusive Development Collaboration and License Agreement with Nestec S.A. (an affiliate of Nestlé Health Sciences S.A.)

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

We entered into an amendment with Nestlé Health Science on July 12, 2018 pursuant to which both parties agreed to adjust the development milestones.

Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C using our proprietary Viaskin® technology up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Sciences has the exclusive license to commercialize MAG1C globally.

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

Underwriting Agreement

We entered into an underwriting agreement with Morgan Stanley & Co. LLC, Goldman Sachs International, Barclays Capital Inc. and Deutsche Bank Securities Inc., as managers for the underwriters, on March 20, 2018, with respect to the ordinary shares and ADSs sold in our March 2018 underwritten global offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of such liabilities.

The summaries provided above do not purport to be complete and are qualified in their entirety by reference to the complete agreements, which are attached as exhibits to this Annual Report on Form 20-F. For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report on 20-F.

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

•

a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or if such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as the beneficial owner of the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership by the holder of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of the underlying ordinary shares.

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

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, if we are publicly traded for the entire year being tested, would be measured by the fair market value of our assets, and for which purpose the total value of our assets may be determined in part by the market value of the ADSs and our ordinary shares, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

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

The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from the global offering in our business. Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Nevertheless, based on the composition of our assets and income for our 2018 taxable year, we believe we were not likely a PFIC for our 2018 taxable year and do not expect to be a PFIC for our 2019 taxable year. If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

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

French Tax Consequences

The following describes the material French tax consequences to U.S. Holders (as defined below) of purchasing, owning and disposing of our ADSs and, unless otherwise noted, this discussion is the opinion of McDermott Will & Emery AARPI, our French tax counsel, insofar as it relates to matters of French tax law and legal conclusions with respect to those matters.

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

Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or an exchange formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French State. Although we were included in the list published for calendar years 2016 and 2017, we were not included in the list published for calendar year 2018 and 2019 but this may change in the future.

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

For 2018, approximately 34% of our purchases and other external expenses have been made in U.S. dollars compared with less than 12% in 2017 and 2016. Exchange rate effects have a non-significant impact on the Group’s consolidated net position. At this stage, the company has not put in place any hedging instruments.

Liquidity Risk

As of December 31, 2018, we had €122.8 million in cash and cash equivalents compared to €137.9 million of cash and cash equivalents as of December 31, 2017. We have incurred operating losses and negative cash flows from operations since inception, incurred a net loss of €166.1 million during the year ended December 31, 2018, and have an accumulated deficit and reserves of €254.9 million as of December 31, 2018. Net cash used in operating activities was €136.6 million for the year ended December 31, 2018 and €114.3 million for the year ended December 31, 2017.

We have primarily funded these losses through equity financings, and by obtaining public assistance in support of innovation and reimbursements of research tax credit. To date, we have not generated any product revenue and we continue to prepare for the potential launch of our Viaskin® Peanut product candidate in North America planned in 2020 for which its BLA submission to the US FDA is expected in the third quarter of 2019. We expect operating losses to continue for the foreseeable future. Current cash-on-hand and cash equivalents are not projected to be sufficient to support our operating plan for the next 12 months despite additional funds raised in March 2018. We expect to be short in cash during the fourth quarter of 2019. As such, there is substantial doubt regarding our ability to continue as a going concern.

We expect to seek additional funds, most likely from equity and/or debt financings. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Our financial statements have been prepared on a going concern basis, assuming that we will be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we not be able to continue as a going concern.

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

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2018, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level, having implemented the remediation actions described further below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our chief executive officer (principal executive officer) and deputy chief executive officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

Deloitte & Associés, or Deloitte, has served as our independent registered public accounting firm for 2017 and 2018. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2017	2018
	(thousands of Euros)
Audit Fees	€628	€696
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees	9	—
Total	€637	€696

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

There were no “Audit Related Fees” or “Tax Fees” or billed or paid during 2017 or 2018.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

See pages F-1 through F-76 of this Annual Report on Form 20-F.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	By-laws (statuts) of the registrant (English translation)	Form 20-F	001-36697	1.1	03/16/18

2.1	Form of Deposit Agreement	Form F-1/A	333-198870	4.1	10/15/14

2.2	Form of American Depositary Receipt	Form F-1/A	333-198870	4.1	10/15/14

4.1	Office Lease between the registrant and GENERALI VIE, dated March 3, 2015 (English translation)	Form 20-F	001-36697	4.2	04/29/15

4.2	Commercial Lease between the registrant and SELECTINVEST 1, dated April 28, 2011 (English translation)	Form F-1	333-198870	10.1	09/22/14

4.3	Assignment, Development and Co-Ownership Agreement among the registrant, L’Assistance Publique—Hopitaux de Paris and Université Paris Descartes, dated January 7, 2009 (English translation)	Form F-1	333-198870	10.2	09/22/14

4.4#	Development Collaboration and License Agreement between the registrant and NESTEC S.A., dated May 27, 2016	Form 20-F	001-36697	4.14	03/22/17

4.5+*	Amendment to Development Collaboration and License Agreement between the registrant and NESTEC S.A., dated July 12, 2018

4.6†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	Form F-1/A	333-198870	10.3	10/15/14

4.7†	2013 and 2014 Share Option Plans (English translation)	Form F-1	333-198870	10.4	09/22/14

4.8†	2012, 2013 and 2014 Free Share Plans (English translation)	Form F-1	333-198870	10.5	09/22/14

4.9†	Summary of BSA	Form F-1	333-198870	10.6	09/22/14

4.10†	Summary of BSPCE	Form F-1	333-198870	10.7	09/22/14

4.11†	2015 Share Option Plan (English translation)	Form 20-F	001-36697	4.10	04/28/16

4.12†	2015 Free Share Plans (English translation)	Form 20-F	001-36697	4.11	04/28/16

4.13†	2016 Share Option Plan (English translation)	Form 20-F	001-36697	4.12	03/22/17

4.14†	2016 Free Share Plan (English translation)	Form 20-F	001-36697	4.13	03/22/17

4.15†	2017 Share Option Plan (English translation)	Form 20-F	001-36697	4.14	03/16/18

4.16†	2017 Free Share Plan (English translation)	Form 20-F	001-36697	4.15	03/16/18

4.17†*	2018 Share Option Plan (English translation)

4.18†*	2018 Free Share Plan (English translation)

4.19	Underwriting Agreement, dated as of March 20, 2018, among the registrant and Morgan Stanley & Co. LLC, Goldman Sachs International, Barclays Capital Inc. and Deutsche Bank Securities Inc., as managers for the several underwriters named therein.	Form 6-K	001-36697	1.1	03/21/18

4.20	Registration Rights Agreement, dated as of March 23, 2018, between the registrant, 667, L.P. and Baker Brothers Life Sciences, L.P.	Form 6-K	001-36697	4.1	03/23/18

8.1*	List of subsidiaries of the registrant

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Associés

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.
+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of DBV Technologies SA

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DBV Technologies S.A. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of (loss), comprehensive (loss), cash flows and shareholders’ equity, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Paris-La Défense, France
April 1, 2019

We have served as the Company’s auditor since 2011.

Report of Independent Registered Public Accounting Firm

Internal Control Over Financial Reporting

To the Shareholders and Board of Directors of DBV Technologies SA

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DBV Technologies S.A. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Company and our report dated April 1, 2019, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

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

/s/ Deloitte & Associés

Paris-La Défense, France
April 1, 2019

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of Euros)

		Year Ended December 31,
	Note	2016	2017	2018
ASSETS
Non-Current assets
Intangible assets	4	96	123	29
Property, plant, and equipment	5	12,482	17,808	20,219
Other non-current financial assets	6	2,745	3,012	6,033

Total non-current assets		15,323	20,942	26,281

Current assets
Inventories	7	—	—	1,566
Customer accounts receivable and related receivables	8	1,250	1,265	—
Other current assets	8	14,454	17,721	21,131
Cash and cash equivalents	9	256,473	137,880	122,770

Total current assets		272,177	156,865	145,468

TOTAL ASSETS		287,500	177,807	171,749

	Year Ended December 31,
	Note	2016	2017	2018
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share Capital	10	2,465	2,499	3,016
Premiums related to the Share Capital		405,882	406,709	539,292
Reserves		(50,968)	(131,592)	(254,946)
Net (loss)		(114,531)	(147,693)	(166,076)

Total shareholders’ equity		242,849	129,923	121,286

Non-current liabilities
Long-term financial debt	11	4,049	1,825	1,278
Non-current provisions	12	853	1,260	1,536
Other non-current liabilities	11	10,746	8,869	4,105

Total non-current liabilities		15,649	11,954	6,919

Current liabilities
Bank overdrafts		—	—	—
Short-term financial debt	11	591	2,325	1,201
Current provisions		—	913	1,270
Supplier accounts payable	13	13,720	16,941	28,567
Other current liabilities	13	14,692	15,751	12,506

Total current liabilities		29,002	35,930	43,543

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		287,500	177,807	171,749

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF (LOSS)

(Amounts in thousands of Euros except share and per share data)

		Year Ended December 31,
	Note	2016	2017	2018
Operating income
Revenues	15	—	—	—
Other income	15	9,084	11,909	14,537
Total income		9,084	11,909	14,537
Operating expenses
Cost of goods sold		—	—	—
Research & Development	16/17	(78,828)	(105,232)	(107,171)
Sales & Marketing	16/17	(11,282)	(15,824)	(32,169)
General & Administrative	16/17	(35,005)	(35,837)	(41,399)
Total expenses		(125,115)	(156,892)	(180,739)
Operating (loss)		(116,031)	(144,983)	(166,202)
Financial revenues	18	1,516	616	493
Financial expenses	18	(16)	(3,325)	(351)
Financial profit (loss)		1,500	(2,709)	141
Income tax	19	(0)	(1)	(15)
Net (loss)		(114,531)	(147,693)	(166,076)
Basic/diluted (loss) per share (€/share)	22	(4.68)	(5.97)	(5.74)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)

(Amounts in thousands of Euros)

	Year Ended December 31,
	2016	2017	2018
Net (loss)	(114,531)	(147,693)	(166,076)
Actuarial gains and losses on employee benefits, net of corporate tax	(249)	(177)	19
Profit (loss) directly recognized in shareholders’ equity	(249)	(177)	19
Other comprehensive income	(743)	3,280	(683)

Total comprehensive (loss)	(115,523)	(144,590)	(166,740)

In accordance with IAS 1 Presentation of Financial Statements, the Group, as defined in Note 2, presents a combined statement of other elements of comprehensive (loss).

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Euros)

	Note	2016	2017	2018
		K€	K€	K€
Net (loss) for the period		(114,531)	(147,693)	(166,076)
Reconciliation of the net (loss) and the cash used for the operating activities:
Cash flows used in operating activities:
Amortization and provision		1,349	2,926	2,830
Retirement pension obligations		115	230	295
Expenses related to share-based payments		34,353	30,781	25,904
Other elements		147	130	752

Operating cash flows before change in working capital		(78,566)	(113,626)	(136,294)

Inventories		—	—	(1,566)
Customer accounts receivable		(1,250)	3	1,229
Other current assets		(2,931)	(3,458)	(2,591)
Supplier accounts payable		3,645	3,333	9,095
Other current and non-current liabilities		19,564	(566)	(6,493)
Change in working capital requirement		19,028	(687)	(326)

Net cash flow used in operating activities		(59,538)	(114,314)	(136,620)

Cash flows used in investing activities:
Acquisitions of property, plant, and equipment	5	(7,992)	(7,246)	(4,710)
Acquisitions of intangible assets	4	(215)	(299)	(41)
Acquisitions of non-current financial assets		(93)	(289)	(3,890)

Net cash flows used in investing activities		(8,300)	(7,834)	(8,641)

Cash flows provided by financing activities:
(Decrease) in conditional advances	11	(275)	(578)	(1,800)
Treasury shares		(54)	(25)	(479)
Capital increases, net of transaction costs	10	2,016	861	133,099
Other cash flows related to financing activities		(21)	28	(144)

Net cash flows provided by financing activities		1,666	286	130,676

(Decrease) in cash		(66,172)	(121,863)	(14,586)
Net Cash and cash equivalents at the beginning of the period		323,381	256,473	137,880

Impact of exchange rate fluctuations		(735)	3,269	(525)

Net cash and cash equivalents at the close of the period	9	256,473	137,880	122,770

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Euros except for the number of shares)

	Share capital Shares of Common Stock
	Number of Shares	Amount	Premiums related to the Share Capital	Reserve	Profit (loss)	Total Share- holders’ Equity
At January 1, 2016	24,205,129	2,421	403,910	(39,580)	(44,674)	322,076
Net (loss)	—	—	—	—	(114,531)	(114,531)
Foreign exchange translation	—	—	—	(743)	—	(743)
Profit directly recognized in shareholders’ equity	—	—	—	(249)	—	(249)

Total (loss) directly recognized in shareholders’ equity				(992)	(114,531)	(115,523)
Allocation of prior (loss)	—	—	—	(44,674)	44,674	—
Increase in capital	443,699	44	1,395	—	—	1,439
Treasury shares	—	—	—	(74)	—	(74)
Issue of share warrants	—	—	577	—	—	577
Share-based payments	—	—	—	34,353	—	34,353

At December 31, 2016	24,648,828	2,465	405,882	(50,968)	(114,531)	242,849
Net (loss)	—	—	—	—	(147,693)	(147,693)
Foreign exchange translation	—	—	—	3,280	—	3,280
(Loss) directly recognized in shareholders’ equity	—	—	—	(177)	—	(177)

Total (loss) directly recognized in shareholders’ equity	—	—	—	3,103	(147,693)	(144,590)
Allocation of prior (loss)	—	—	—	(114,531)	114,531	—
Increase in capital	341,994	34	536	—	—	571
Treasury shares	—	—	—	23	—	23
Issue of share warrants	—	—	290	—	—	290
Share-based payments	—	—	—	30,781	—	30,781

At December 31, 2017	24,990,822	2,499	406,709	(131,592)	(147,693)	129,923
Net (loss)	—	—	—	—	(166,076)	(166,076)
Foreign exchange translation	—	—	—	(683)	—	(683)
(Loss) directly recognized in shareholders’ equity	—	—	—	19	—	19

Total (loss) directly recognized in shareholders’ equity	—	—	—	(665)	(166,076)	(166,740)
Allocation of prior (loss)	—	—	—	(147,693)	147,693	—
Increase in capital	5,166,955	517	132,419	—	—	132,936
Treasury shares	—	—	—	(900)	—	(900)
Issue of share warrants	—	—	164	—	—	164
Share-based payments	—	—	—	25,904	—	25,904

At December 31, 2018	30,157,777	3,016	539,292	(254,946)	(166,076)	121,286

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1: The Company

Incorporated in 2002 under the laws of France, DBV Technologies S.A. (“DBV Technologies,” or the “Company”) is a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy by developing a novel technology platform called Viaskin®. The Company’s therapeutic approach is based on epicutaneous immunotherapy, or EPIT®, a proprietary method of delivering biologically active compounds to the immune system through intact skin using Viaskin®.

Viaskin® Peanut

The Company’s lead product candidate, Viaskin® Peanut, has completed a global Phase III program for the treatment of peanut-allergic patients 4 to 11 years of age. In October 2018, the Company announced its submission of a Biologics License Application (“BLA”) to the U.S. Food and Drug Administration (“FDA”) for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age. On December 19, 2018, the Company announced that, after discussions with the U.S. FDA, the Company voluntarily withdrew its Biologics License Application (“BLA”) for Viaskin® Peanut in children 4 to 11 years of age.. On February 13, 2019, the Company announced that it expects to resubmit its BLA to the FDA for Viaskin® Peanut for the treatment of peanut-allergic children 4 to 11 years of age in the third quarter of 2019.

In August 2017, the Company initiated Part A of the EPITOPE (EPIT® in Toddlers with Peanut Allergy) trial, a Phase III trial of Viaskin® Peanut in peanut-allergic toddlers ages one to three. EPITOPE is a two-part, pivotal Phase III clinical trial assessing the safety and efficacy of Viaskin® Peanut 250 µg for the treatment of peanut-allergic toddlers one to three years of age. In September 2018, the Company announced that the independent data safety and monitoring board (“DSMB”) completed its review of Part A of EPITOPE and recommended that the dose of Viaskin® Peanut 250 µg be evaluated in Part B. On October 26, 2018, the Company announced that the first patient was enrolled in Part B of EPITOPE. This trial is the second Phase III clinical program currently investigating the use of Viaskin® Peanut for the treatment of patients with peanut allergy.

Viaskin® Milk

The Company is developing its second product candidate, Viaskin® Milk, for the treatment of cow’s milk protein allergy, or CMPA, in children two to 17 years of age, which received fast track designation from the FDA in September 2016. In November 2014, the Company initiated a multi-center, double-blind, placebo-controlled, randomized Phase I/II trial to study the safety and efficacy of Viaskin® Milk in 198 patients with Immunoglobulin E, or IgE, mediated CMPA, which the Company refers to as the Milk Efficacy and Safety, or MILES, trial. In June 2015, we announced completion of Part A of the MILES study, or Phase I, and we launched Part B, or Phase II, in October 2015. In February 2018, the Company announced preliminary results from Part B of the MILES study. Following analyses of the data, the 300 µg dose was identified as the dose with the greatest observed clinical activity for children (intent-to-treat, p=0.042). The Company believes these preliminary results support further advancement of the Viaskin® Milk program and intends to discuss findings with regulatory authorities to determine the design of future studies. All patients in the open-label extension trial are being switched to the 300 µg dose for treatment of up to 24 months.

Viaskin® Egg

In February 2015, the Company announced the development of a third product candidate, Viaskin® Egg, for the treatment of patients suffering from hen’s egg allergy. Preclinical development for Viaskin® Egg commenced in the first half of 2015 and is currently ongoing.

Other Viaskin® application

In addition to our development programs in food allergies, we are exploring the use of our Viaskin® technology for the treatment of inflammatory and autoimmune diseases with high unmet medical need. Human proof-of-concept trials are ongoing with Viaskin® in Eosinophilic Esophagitis (EoE) and as a booster vaccination against Bordetella pertussis (whooping cough) in healthy adults. The Company’s other earlier stage research programs include vaccination for respiratory syncytial virus, as well as potential treatments for celiac disease and type I diabetes.

Main events in 2018

1. FINANCING

On March 23, 2018, the Company announced the closing of an underwritten global offering of an aggregate of 3,527,752 ordinary shares in (i) a public offering of 1,392,015 ordinary shares in the form of 2,784,030 American Depositary Shares (“ADSs”) in the United States, Canada and certain other countries outside Europe at a public offering price of $21.26 per ADS (on the basis of an exchange rate of $1.2246=€1.00) and (ii) a concurrent private placement of 2,135,737 ordinary shares in Europe (including France) at a public offering price of €34.71 per ordinary share. Each ADS represents the right to receive one-half of one ordinary share.

In addition, on March 26, 2018, the Company announced the issuance and the settlement and delivery of an aggregate of an additional 529,162 ordinary shares, including 208,802 ordinary shares in the form of 417,604 ADSs, on the same terms and conditions as the securities previously sold in the global offering, pursuant to the exercise of the underwriters’ option to purchase additional ordinary shares, including in the form of ADSs, in the Company’s previously announced global offering (the “Option Closing”). Following the Option Closing, the gross proceeds to the Company from the global offering were approximately $172.5 million (approximately €140.8 million), before deducting underwriting commissions and estimated offering expenses.

2. CLINICAL PROGRAMS

Viaskin® Peanut

On February 14, 2018, the Company provided an update on the regulatory progress for Viaskin® Peanut and announced that the U.S. Food and Drug Administration (FDA) has agreed that the available efficacy and safety data for Viaskin® Peanut supports the submission of a Biologics License Application (BLA) for the treatment of peanut allergy in children 4 to 11 years of age.

The FDA provided written responses to the clinical pre-BLA meeting package submitted by the Company, which reflected agreement on the content of the clinical module of the BLA for Viaskin® Peanut.

On October 22, 2018, the Company announced the submission of a BLA to the FDA for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age. On December 19, 2018, the Company announced it voluntarily withdrew its BLA for Viaskin® Peanut following correspondence with the FDA regarding additional data requirements on manufacturing procedures and quality controls.

On December 19, 2018, the Company announced that, after discussions with the FDA, the Company voluntarily withdrew its BLA for Viaskin® Peanut in children 4 to 11 years of age. On February 13, 2019, the Company announced that it expects to resubmit its BLA to the FDA for Viaskin® Peanut for the treatment of peanut-allergic children 4 to 11 years of age in the third quarter of 2019.

On September 12, 2018, the Company announced that the independent DSMB completed its planned safety review of Part A of the EPITOPE (EPIT® in TOddlers with PEanut Allergy) trial of Viaskin® Peanut in peanut-allergic toddlers ages one to three. The Company announced on October 26, 2018 that the first patient was enrolled in Part B of the EPITOPE (EPIT® in Toddlers with Peanut Allergy) trial. EPITOPE is a two-part, pivotal Phase III clinical trial assessing the safety and efficacy of Viaskin® Peanut 250 µg for the treatment of peanut-allergic toddlers one to three years of age. This trial is the second Phase III clinical program currently investigating the use of Viaskin® Peanut for the treatment of patients with peanut allergy.

Viaskin® Milk

On February 26, 2018, the Company announced preliminary results from Part B, or Phase II, of a Phase I/II study evaluating the efficacy and safety of three dose regimens of Viaskin® Milk (150 µg, 300 µg, 500 µg) in 198 patients for the treatment of IgE-mediated cow’s milk protein allergy (CMPA). The MILES (Milk Efficacy and Safety) study was designed to determine a safe and effective dose in two age groups: children aged two to 11 and adolescents aged 12 to 17. Following analyses of the data, the 300 µg dose was identified as the most effective tested dose for children (intent-to-treat (ITT), p=0.042). The Company believes these preliminary results support further advancement of the Viaskin® Milk program and intends to discuss findings with health authorities in key markets worldwide to determine the design of future studies.

3. CHANGE IN THE GROUP’S EXECUTIVE COMMITTEE MEMBERSHIP AND BOARD MEMBERS

On May 16, 2018, the Company announced that Michel de Rosen was appointed to the Company’s Board of Directors, in replacement of George Horner III. Michel de Rosen’s appointment was confirmed at the Company’s Ordinary and Extraordinary General Meeting on June 22, 2018, in Montrouge, France. With this addition, DBV’s Board is now comprised of eight directors.

On June 22, 2018, the Company announced that Joan Schmidt, our current Chief Legal Officer, was appointed as the Company’s Executive Vice President, General Counsel. She is responsible for all legal affairs and compliance at DBV, reporting to the Deputy Chief Executive Officer, David Schilansky. Joan Schmidt also serves as a member of the Executive Committee.

On July 26, 2018, the Company announced the appointment of Kevin Trapp as the Company’s Chief Commercial Officer. Kevin Trapp is responsible for all worldwide commercial functions at DBV Technologies, including the potential launch of the Company’s lead product candidate, Viaskin® Peanut.

On November 16, 2018, the Company announced that its Board of Directors unanimously appointed Daniel Tassé as its Chief Executive Officer (“CEO”), effective November 29, 2018. Dr. Pierre-Henri Benhamou, who co-founded the Company in 2002, retired as CEO and currently serves as Non-Executive Chairman of the Board of Directors.

Note 2: General Information and Statement of Compliance

Preliminary remarks

DBV Technologies Inc. was incorporated in Delaware on April 7, 2015 (the “US subsidiary”). The share capital of this US subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

DBV Australia Pty Ltd. was incorporated in New South Wales, Australia on July 3, 2018 (the “Australian subsidiary”). The share capital of this Australian subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

DBV Canada Ltd. was incorporated in Ottawa, Ontario on August 13, 2018 (the “Canadian subsidiary”). The share capital of this Canadian subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

DBV Pharma was incorporated in Paris on December 21, 2018 (the “French subsidiary”). The share capital of this French subsidiary is 100% owned by DBV Technologies S.A. (“DBV Technologies”).

General principles

The accompanying consolidated financial statements and related notes (the “Financial Statements”) present the operations of DBV Technologies S.A. and its subsidiaries (the “Group”) as of December 31, 2018. The Company is a corporate venture under French law (société anonyme) and its registered office is located at 177/181 avenue Pierre Brossolette, 92210 Montrouge at December 31, 2018.

Our Financial Statements as of December 31, 2018 have been prepared under the responsibility of DBV Technologies’ management. The Financial Statements were approved by the Board of Directors of DBV Technologies on March 31, 2019.

All amounts are expressed in thousands of euros, unless stated otherwise.

For consolidation purposes, DBV Technologies S.A. and its subsidiaries have prepared individual financial statements for the periods ended December 31, 2016, December 31, 2017 and December 31, 2018.

Statement of Compliance

Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2018. Comparative figures are presented for December 31, 2016 and 2017.

Due to the listing of the Company’s ordinary shares on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the financial statements of the Group are also prepared in accordance with IFRS, as adopted by the European Union (“EU”).

The following amendments are mandatorily effective for annual periods beginning on or after January 1st, 2018:

•	IFRS 15 – Revenue from Contracts with Customers;

•	Amendments to IFRS 15 – Clarifications to IFRS 15 Revenue from contracts with customers;

•	IFRS 9 – Financial Instruments;

•	Amendments to IFRS 4 – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts;

•	Amendments to IFRS 2 – Classification and measurement of share-based payment transactions;

•	Amendments to IAS 40 – Transfers of Investment Property;

•	IFRIC 22 – Foreign Currency Transactions and Advance Consideration;

•	Annual improvements – 2014-2016 cycle.

The impacts of the first-time application of IFRS 15 are described in detail in Note 3.12. The impact from the fist-time adoption of IFRS 9 resulted in the change in accounting category, from “fair value to “amortised at cost” for the financial assets on the balance sheet. There is no valuation impact on IFRS 9 given the nature of the assets. The other standards and amendments have not had any impact on the Financial Statements as of December 31, 2018.

As of December 31, 2018, there are no differences in the IFRS published and mandated by the IASB and EU. As a result, the Financial Statements comply with IFRS as published by the IASB and as adopted by the EU.

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

The Company did not elect for early application of the new standards, amendments and interpretations which were adopted but not mandatory as of December 31, 2018:

•	IFRS 16 – Leases;

•	Amendments to IFRS 9 – Prepayment features with negative compensation;

•	IFRIC 23 – Uncertainty over Income Tax Treatments.

Management assessment concludes that the application of these standards and amendments would not have any impact on the Company’s results on financial position or cash flows.

New and revised standards and amendments that may be relevant to the Company’s operations but are not yet effective:

•	Amendments to IFRS 4 – Applying IFRS 9 with IFRS 4;

•	IFRS 16 – Leases;

•	IFRS 17 – Insurance contracts;

•	IFRS 14 – Regulatory deferral accounts;

•	IFRIC 23 – Uncertainty over Income Tax Treatments.

With respect to the application of IFRS 16 on leases, the Group carried out preliminary analyses and it intends to apply the modified retrospective approach, resulting in an estimated increase in its financial liabilities of approximately 25 to 30 million euros.

Management is in the process of evaluating the impact of the other standards and amendments and is therefore, not currently able to estimate reliably the impact of their adoption on the Company’s results on financial position or cash flows.

The accounting policies and measurement principles adopted for the Financial Statements as of and for the year ended December 31, 2018 are the same as those used as of and for the years ended December 31, 2016 and 2017, exept for the first application of IFRS 15 as described in detail in Note 3.12.

Note 3: Accounting Principles

Going concern

To date, we have not generated any product revenue and we continue to prepare the potential launch of our Viaskin® Peanut product candidate in North America planned in 2020 for which its BLA submission to the US FDA is expected in the third quarter of 2019. We expect operating losses to continue for the foreseeable future. Current cash-on-hand and cash equivalents are not projected to be sufficient to support our operating plan for the next 12 months despite additional funds raised in March 2018. We expect to be short in cash during the fourth quarter of 2019. As such, there is substantial doubt regarding our ability to continue as a going concern.

We expect to seek additional funds, most likely from equity and/or debt financings. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Our financial statements have been prepared on a going concern basis assuming that we will be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we not be able to continue as a going concern.

Refer to the liquidity risk disclosed in Note 23.

Methods of consolidation

The Financial Statements incorporate the standalone financial statements of DBV Technologies S.A and its subsidiaries which are controlled by the Company. Control is achieved when the Company:

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

The depreciation periods used are the following:

PROPERTY, PLANT, AND EQUIPMENT ITEM PERIOD	DEPRECIATION

Fixtures and improvements in structures	9 years

Research and development / production tools	5 years

Research equipment and technical facilities	5 years

Computer equipment	3 years

Office equipment and furniture	5 years

3.3 Financial Assets

IFRS 9 replaces IAS 39—Financial Instruments: Recognition and Measurement. IFRS 9 defines the rules applicable to the classification and recognition of financial instruments, the impairment of financial assets (using a model of expected losses to replace the model of losses incurred) as well as hedge accounting. This new standard is mandatorily effective for annual periods beginning on or after January 1st, 2018. The Company did not elect for early application of IFRS 9.

As part of the application of IFRS 9, the Company reviewed the method of accounting for financial instruments that were previously classified as “Available-for-sale financial assets”. These instruments are now recognized as “financial assets at fair value through profit or loss”.

The Company do not hold any hedging instrument as of January 1, 2018 and as of December 31, 2018.

As of December 31, 2018, financial assets can be classified into three categories:

Financial assets at amortized cost

Financial assets at amortized cost are mainly cash and cash equivalent, loans and receivables, measured at amortized cost using the effective interest rate method, adjusted for expected credit losses and at initial recognition at their fair value (acquisition cost and transaction costs).

Interest recognized at the effective interest rate is recognized under “Other financial income and expenses” in the statement of profit and loss.

Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss is comprised of:

•	instruments whose contractual cash flows represent payments of interest or repayments of principal, but which are managed other than with a view to collecting cash flows and/or selling the asset;

•	instruments that management has designated as ‘fair value through profit or loss” on initial recognition.

Gains and losses arising from changes in fair value are recognized in profit or loss within the line items Financial income or Financial expenses.

Financial assets at fair value through other comprehensive income mainly comprise:

Financial assets at fair value through other comprehensive income is mainly comprised is composed of debt instruments whose contractual cash flows represent payments of interest or repayments of principal, and which are managed with a view to collecting cash flows and selling the asset. Gains and losses arising from changes in fair value are recognized in equity within the statement of comprehensive income in the period in which they occur. When such assets are derecognized, the cumulative gains and losses previously recognized in equity are reclassified to profit or loss for the period within the line items Financial income or Financial expenses. The Company does not hold this type of instrument as of January 1, 2018 and as of December 31, 2018.

Impairment of financial assets measured at amortized cost

The Company considers that a financial asset is impaired according to the expected loss method in order to take into account any defaults during the asset holding period. The amount of the expected loss is recognized in the balance sheet. Impairment losses are recognized in profit or loss.

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

3.5 Inventories and Work in Progress

Inventories are measured at production costs calculated using the first-in, first-out method. It includes acquisition costs, processing costs and other costs incurred in bringing the inventories to their present location and condition.

Depreciation may be recorded on finished goods and work in progress (i) if their production value is greater than their net realizable value, we estimate that the estimated costs for finalization and the estimated costs for the sale, or (ii) if certain products are no longer used by the company, otherwise they are perishable.

At December 31, 2018, inventories were exclusively composed of work in progress relating to the production of the first batches that may be used for the commercialization and secondly to requalified batches that are not intended to be commercialized, which were fully depreciated.

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

The Company has applied IFRS 2 to all equity instruments granted since 2002 to corporate officers, members of the Scientific Committee and employees of the Company, as well as to certain persons bound by a service or investment contract. consultant to the Company.

The options are not subject to any market conditions. The characteristics of the options are presented in Note 17.

3.9 Recognition and measurement of Financial Liabilities

Non-derivative financial liabilities

Other non-derivative financial liabilities include trade accounts payable, which are measured at fair value (which in most cases equates to face value) on initial recognition, and subsequently at amortized cost.

Borrowings and debt

Bank borrowings and debt instruments are initially measured at fair value of the consideration received, net of directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. All costs related to the issuance of borrowings or debt instruments, and all differences between the issue proceeds net of transaction costs and the value on redemption, are recognized within Financial expenses in the income statement over the term of the debt using the effective interest method.

3.10 Subsidies and Conditional Advances

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

3.12 Revenue

IFRS 15 became applicable on January 1, 2018, requiring the Company to update its accounting policies on revenue.

The concepts of “transfer of control,” which is used primarily to determine the date of revenue recognition, and “performance obligations” do not call for any change in the accounting treatment of the Company’s contracts. The concept of “variable consideration” does not materially alter the principles and methods used to measure net sales.

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

The Company received the reimbursement of the 2017 Research Tax Credit for an amount of €9.5 million during the year 2018.

The Company will request the reimbursement of the 2018 Research Tax Credit for an amount of €10.8 million during the year 2019, under the community tax rules for small and medium firms in compliance with the regulatory texts applicable.

Collaboration agreement with Nestlé Health Science

On May 31, 2016, the Company announced its entry into an exclusive global collaboration with Nestlé Health Science to develop MAG1C, a ready-to-use and standardized atopy patch test tool for the diagnosis of cow’s milk protein allergy in infants and toddlers. Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally, while prioritizing certain agreed-upon countries. The Company entered into an amendment with Nestlé Health Science on July 12, 2018. The Company is eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, inclusive of a non-refundable upfront payment of €10.0 million that the Company received in July 2016.

Regarding the first application of IFRS 15 on January 1, 2018, an analysis has been completed on performance conditions, revenue recognition method for milestones payment and on the sale price allocation for the collaboration contract signed with Nestlé in 2016. It has been determined that the license and developments to be made by the Company are a unique performance obligation.

As a result, the Company has concluded that under IFRS 15, revenue related to the contract will be recognized progressively, up to the costs incurred by the Company at the end of 2018. No margin is recognized at this stage of the development. Deferred revenue is recognized and reversed over the period in which there is a contractual obligation.

This this agreement is not considered an onerous contract for the year-ended December 31,2018.

As a result, the application of IFRS 15 had no impact on the financial statements as at December 31, 2018, and retrospectively as at December 31, 2017.

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

These estimates and judgments mainly involve:

•	an estimate of time and costs required to complete the collaboration agreement with Nestlé Health Science;

•

a valuation of the fair value of the employee warrants (BSPCEs) granted to employees and/or executives and share warrants (BSAs) granted to non-employee members of the Board of Directors and scientific consultants and to service providers, performed on the basis of actuarial models; these models require the use by the Company of certain calculation assumptions such as the expected volatility of the security and assumptions concerning the achievement of performance criteria;

•	an estimate of the expected dates of achievement of the performance conditions for the duration of the spillover from the granting of stock options and free shares;

•

an estimate of the Research Tax Credit based on internal and external expenses incurred by the Company during the year. Only eligible research expenses are included in the calculation of the research tax credit;

•	an estimate of provisions.

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

3.20 Subsequent events

The Consolidated Statements of Financial Position and the Consolidated Statements of (Loss) of the Company are adjusted to reflect the subsequent events that alter the amounts related to the situations that exist as of the closing date. The adjustments are made until the date the financial statements are approved and authorized for issuance by the Board of Directors.

Note 4: Intangible Assets

The intangible assets are broken down as follows:

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Patents, licenses, trademarks	196	414	201
Software	376	450	703

Total historical cost	572	864	905

Accumulated amort. of patents, licenses, and trademarks	(125)	(340)	(200)
Accumulated depreciation of software packages	(351)	(401)	(675)

Accumulated amortization and depreciation	(476)	(741)	(875)

Net total	96	123	29

There has been no recognition of impairment losses in application of IAS 36 Impairment of Assets for the calendar years presented.

Note 5: Property, Plant, and Equipment

	1/1/2016	Increase	Decrease	12/31/2016
	(Amounts in thousands of Euros)
Laboratory equipment	2,357	740	—	3,097
Building fixtures	938	3,672	—	4,610
Office equipment	209	398	—	607
Computer equipment	470	516	—	986
Property, plant, and equipment in progress	3,672	2,713	—	6,385

Total, gross	7,646	8,039	—	15,685

Accumulated depreciation of laboratory equipment	948	557	—	1,505
Accumulated depreciation of the building fixtures	782	327	—	1,109
Accumulated depreciation of office equipment	131	81	—	212
Accumulated depreciation of computer equipment	205	172	—	377

Total accumulated amortization and depreciation	2,065	1,137	—	3,203

Total, net	5,581	6,901	—	12,482

	1/1/2017	Increase	Decrease	12/31/2017
	(Amounts in thousands of Euros)
Laboratory equipment	3,097	2,806	(83)	5,820
Building fixtures	4,610	534	(46)	5,098
Office equipment	607	275	(116)	766
Computer equipment	986	116	(30)	1,073
Property, plant, and equipment in progress	6,385	3,384	(55)	9,714

Total, gross	15,685	7,114	(329)	22,470

Accumulated depreciation of laboratory equipment	1,505	802	(63)	2,244
Accumulated depreciation of the building fixtures	1,109	484	(14)	1,580
Accumulated depreciation of office equipment	212	213	(105)	320
Accumulated depreciation of computer equipment	377	172	(30)	520

Total accumulated amortization and depreciation	3,202	1,671	(211)	4,663

Total, net	12,482	5,443	(118)	17,808

	1/1/2018	Increase	Decrease	12/31/2018
	(Amounts in thousands of Euros)
Laboratory equipment	5,820	6,305	(12)	12,113
Building fixtures	5,098	133	—	5,231
Office equipment	766	25	—	790
Computer equipment	1,073	434	—	1,507
Property, plant, and equipment in progress	9,714	7,623	(9,750)	7,587

Total, gross	22,470	14,520	(9,762)	27,228

Accumulated depreciation of laboratory equipment	2,244	1,567	—	3,811
Accumulated depreciation of the building fixtures	1,580	352	(12)	1,919
Accumulated depreciation of office equipment	320	129	—	449
Accumulated depreciation of computer equipment	520	310	—	830

Total accumulated amortization and depreciation	4,663	2,358	(12)	7,009

Total, net	17,808	12,162	(9,750)	20,219

Over the three years presented, the acquisitions correspond primarily to building fixtures and to laboratory and production equipment and material. The investments made in the design and development of industrial machines have declined between the two periods following the completion of the setup of our main industrial machines (mainly Gen 4) in early 2018. The increase during 2018 of the property, plant, and equipment in progress is related to the purchase of materials for the design and development of industrial machinery (mainly Gen 3.2, 3.3 and 4Bis).

Note 6: Non-Current Financial Assets

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Deposits	824	577	1,374
Pledged securities and other non-current financial assets	611	1,102	4,226
Liquidity contract	1,310	1,333	432

Total non-current financial assets	2,745	3,012	6,033

The non-current financial assets are composed of security deposits paid to premises’ lessors, of pledged securities not used as of December 31, 2018 and the liquidity contract.

Under the liquidity contract, 41,159 treasury shares were allocated as a reduction of Shareholders’ Equity as at December 31, 2018 with the cash balance being maintained in financial assets.

Note 7: Inventories and Work in Progress

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Inventories of raw materials	69	—	—
Work in progress	—	—	2,338
Allowance for inventory write-down (charged to income statement)	(69)	—	(772)

Total net value of the inventories	—	—	1,566

As of December 31, 2016, the inventories and work in progress involved the Diallertest Milk product. The Company discontinued its commercial partnership with respect to the product during the second half of 2015. The inventories have been discarded during the year 2017.

As of December 31, 2018, inventories are exclusively composed of work in progress for €1,566 thousand relate to the production of the first batches potentially intended for the commercialization, if approved.

An allowance for inventory write-down was recorded at December 31, 2018 for non-commercial batches of Viaskin® Peanut.

Note 8: Customer Accounts Receivable and Other Current Assets

8.1 Customer Accounts Receivable and Related Receivables

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Accounts receivable	1,263	1,265	—
Valuation allowance (charged to income statement)	(13)	—	—

Total net value of accounts receivable	1,250	1,265	—

All the customer accounts receivable have payment terms of less than one year.

As of December 31, 2016, and 2017, the accounts receivable corresponds primarily to the amounts due under the collaboration agreement with Nestlé Health Science.

8.2 Other current assets

The other current assets are broken down as follows:

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Research tax credit	7,228	9,217	10,829
Other tax claims	2,618	5,258	4,292
Other receivables	1,883	1,192	1,745
Prepaid expenses	2,725	2,054	4,265

Total	14,454	17,721	21,131

The other tax debt claims are primarily related to the deductible VAT as well as the reimbursement of VAT that has been requested.

Prepaid expenses are comprised primarily of rental and insurance expenses, as well as legal and scientific consulting fees. Prepaid expenses also include upfront payments which are recognized over the term of the ongoing clinical studies.

Research Tax Credit

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. In compliance with the principles described in Note 3.13, the Research Tax Credit is posted to the accounts as “Other Income” during the year with which the eligible research expenditures are associated.

The changes in this Research Tax Credit over the last three years are presented as follows:

Amount in thousands of Euros
Opening Balance Sheet Receivable as of January 1, 2016	5,702
+ Other income	7,228
- Payment received	(5,702)
- Adjustment	—

Closing Balance Sheet Receivable as of December 31, 2016	7,228

Amount in thousands of Euros
Opening balance sheet receivable as of January 1, 2017	7,228
+ Operating revenue	9,217
- Payment received	(7,341)
- Adjustement	113

Closing balance sheet receivable as of December 31, 2017	9,217

Amount in thousands of Euros
Opening balance sheet receivable as of January 1, 2018	9,217
+ Operating revenue	10,829
- Payment received	(9,479)
- Adjustement	262

Closing balance sheet receivable as of December 31, 2018	10,829

Following a tax inspection led by the French tax authorities on fiscal years 2012, 2013 and 2014, the Company received on July 4, 2016 a proposition of adjustments primarily affecting the 2014 Research Tax credit. The proposed adjustment amounted to €0.9 million and had been accrued in the financial statements as of December 31, 2017.

On June 25, 2018, the Company received the final reassessment for €58 thousand. The accrual initially recognized for €0.9 million has been reversed in the December 31, 2018 financial statements.

A tax audit covering all the tax declarations for the period from January 1, 2015 to December 31, 2016, extended to December 31, 2017 for VAT, was conducted in the third quarter of 2018. The conclusions of this tax audit were received in November 2018 without major financial consequences for the Group.

Note 9: Cash and Cash Equivalents

The cash and cash equivalents item is broken down as follows (in thousands of Euros):

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Cash	146,374	32,054	77,236
Cash equivalent term deposits	110,100	105,826	45,534

Total cash and cash equivalent as reported in statement of financial position	256,473	137,880	122,770

Bank overdrafts	—	—	—

Total net cash and cash equivalents as reported in the statement of cash flow	256,473	137,880	122,770

Cash equivalents are immediately convertible into cash at no or insignificant cost, on demand. They are measured using level 1 fair value measurements.

Note 10: Capital

10.1 Share Capital Issued

The share capital, as of December 31, 2018, is set at the sum of €3,015,777.70. It is divided into 30,157,777 fully authorized, subscribed and paid-up shares with a nominal value of €0.10.

This number does not include share warrants (“BSA”), employee warrants (“BSPCE”), stock-options (“SO”) and performance shares (“AGA”) granted to certain investors and to certain natural persons, both employees and non-employees of the Company.

All the shares give their owners the right to a proportional share of the income and the net assets of the Company.

The table below presents the historical changes in the share capital of the Company as of December 31, 2016 , 2017 and 2018:

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2016	K€	2,420.5	K€	403,910.4	24,205,129		€0.10
01/05/16	Capital increase by issuance of common shares	K€	0.6	K€	32.7	6,495
02/16/16	Issue of share subscription warrants	K€		K€	471.1			€0.10
04/06/16	Capital increase by incorporation of reserve	K€	10.2	K€	(10.2)	101,829		€0.10
05/27/16	Capital increase by issuance of common shares	K€	0.2	K€	7.5	1,500		€0.10
06/03/16	Capital increase by issuance of common shares	K€	15.6	K€	(15.6)	156,000		€0.10
06/06/16	Capital increase by issuance of common shares	K€	6.0	K€	301.2	59,890		€0.10
06/10/16	Capital increase by issuance of common shares	K€	3.5	K€	176.0	34,985		€0.10
07/18/16	Capital increase by issuance of common shares	K€	2.0	K€	100.7	20,010		€0.10
08/21/16	Issue of share subscription warrants	K€		K€	106		€
08/04/16	Capital increase by issuance of common shares	K€	1.0	K€	50.4	10,020		€0.10
08/24/16	Capital increase by issuance of common shares	K€	0.7	K€	37.1	7,380		€0.10
08/30/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
08/31/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/01/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/02/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/05/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/06/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/06/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/08/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/09/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/12/16	Capital increase by issuance of common shares	K€	0.4	K€	66.2	3,500		€0.10
09/12/16	Capital increase by issuance of common shares	K€	0.5	K€	23.1	4,590		€0.10
11/25/16	Capital increase by issuance of common shares	K€	0.6	K€	30.2	6,000		€0.10

	Balance as of December 31, 2016	K€	2,464.9	K€	405,882.5	24,648,828		€0.10

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2017	K€	2,464.9	K€	405,882.5	24,648,828		€0.10
02/03/17	Capital increase by issuance of common shares	K€	2.0	K€	100.7	20,010		€0.10
02/09/17	Issue of share subscription warrants	K€		K€	237.4		€
05/16/17	Capital increase by issuance of common shares	K€	4.0	K€	170.7	40,365		€0.10
07/12/17	Capital increase by issuance of common shares	K€	0.2	K€	8.3	1,650		€0.10
08/04/17	Capital increase by issuance of common shares	K€	0.1	K€	64.6	1,200		€0.10
09/14/17	Capital increase by issuance of common shares	K€	3.6	K€	208.2	35,925		€0.10
09/14/17	Issue of share subscription warrants	K€		K€	53.1		€
09/29/17	Capital increase by issuance of common shares	K€	0.1	K€	4.0	500		€0.10
09/30/17	Capital increase by incorporation of reserve	K€	23.1	K€	(23.1)	230,843		€0.10
10/02/17	Capital increase by issuance of common shares	K€	0.1	K€	4.0	500		€0.10
12/15/17	Capital increase by incorporation of reserve	K€	1.1	K€	(1.1)	11,001		€0.10

	Balance as of December 31, 2017	K€	2,499.1	K€	406,709.3	24,990,822		€0.10

Date	Nature of the Transactions	Share Capital		Share premium		Number of Shares	Nominal value
	Balance as of January 1, 2018	K€	2,499.1	K€	406,709.3	24,990,822		€0.10
01/08/18	Capital increase by issuance of common shares	K€	0.7	K€	52.3	7,000		€0.10
01/09/18	Capital increase by issuance of common shares	K€	0.5	K€	25.2	5,010		€0.10
01/16/18	Capital increase by issuance of common shares	K€	2.0	K€	100.4	19,950		€0.10
01/18/18	Capital increase by issuance of common shares	K€	12.9	K€	963.6	129,000		€0.10
01/30/18	Capital increase by issuance of common shares	K€	1.3	K€	97.1	13,000		€0.10
01/31/18	Capital increase by issuance of common shares	K€	2.0	K€	149.4	20,000		€0.10
02/16/18	Capital increase by incorporation of reserve	K€	23.8	K€	(23.8)	238,337		€0.10
03/13/18	Capital increase by incorporation of reserve	K€	23.8	K€	(23.8)	238,319		€0.10
03/23/18	Capital increase by issuance of common shares	K€	352.8	K€	122,095.5	3,527,752		€0.10
03/26/18	Capital increase by issuance of common shares	K€	52.9	K€	18,314.3	529,162		€0.10
04/05/18	Capital increase by issuance of common shares	K€	1.2	K€	91.9	12,302		€0.10
04/06/18	Capital increase by incorporation of reserve	K€	5.8	K€	(5.8)	57,500		€0.10
04/06/18	Capital increase by issuance of common shares	K€	1.4	K€	105.6	14,138		€0.10
04/09/18	Capital increase by issuance of common shares	K€	0.4	K€	26.6	3,560		€0.10
04/16/18	Capital increase by issuance of common shares	K€	0.8	K€	88.0	7,500		€0.10
07/02/18	Capital increase by incorporation of reserve	K€	19.3	K€	(19.3)	193,000		€0.10
08/21/18	Issue of share subscription warrants	K€		K€	163.7		€
07/05/18	Capital increase by issuance of common shares	K€	3.3	K€	164.1	32,625		€0.10
07/11/18	Capital increase by issuance of common shares	K€	6.4	K€	478.1	64,000		€0.10
08/16/18	Capital increase by incorporation of reserve	K€	1.0	K€	(1.0)	10,000		€0.10
09/01/18	Capital increase by incorporation of reserve	K€	0.5	K€	(0.5)	5,000		€0.10
09/21/18	Capital increase by issuance of common shares	K€	0.5	K€	37.4	5,000		€0.10
10/27/18	Capital increase by incorporation of reserve	K€	1.5	K€	(1.5)	15,000		€0.10
12/09/18	Capital increase by incorporation of reserve	K€	2.0	K€	(2.0)	19,800		€0.10
12/31/18	Fees charged to share premium	K€		K€	(10,292.6)		€

	Balance as of December 31, 2018	K€	3,015.8	K€	539,292.0	30,157,777		€0.10

On March 20 and 21, 2018, the Company announced the launch and the price of an underwritten global offering of an aggregate of 3,527,752 new ordinary shares, in (i) a public offering of 1,392,015 ordinary shares in the form of 2,784,030 American Depositary Shares (ADSs, each ADS represents the right to receive one-half of one ordinary share) in the United States, Canada and certain other countries outside Europe and (ii) a concurrent private placement of 2,135,737 ordinary shares in Europe (including France).

In addition, the Company has granted the underwriters a 30-day option to purchase, on the same terms and conditions, up to 529,162 additional ordinary shares, which may be in the form of ADSs (the “Option”).

The pricing of the underwritten global offering was set at (i) a public offering price of $21.26 per ADS in the United States, Canada and certain other countries outside Europe (based on an exchange rate of $1.2246=€1.00) and at (ii) a public offering price of €34.71 per ordinary share in Europe (including France). The price of the global offering is equal to the volume weighted-average of the trading prices of the Company’s ordinary shares on Euronext Paris over the three (3) trading days prior to the launch of the global offering less a discount of 4.99%.

On March 23, 2018, the Company announced the closing of the underwritten global offering of new ordinary shares and Full Exercise of Underwriters’ Option to Purchase Additional Shares. The issuance and the settlement and delivery of the new ordinary shares on Euronext Paris took place on March 26, 2018.

As part of the closing of the underwritten global offering of new ordinary shares and Full Exercise of Underwriters’ Option public offering, share capital increased by the issuance of 4,056,914 shares (K€405.7) with a corresponding increase of €130.1 million in share premium (€140.4 million gross, or €130.1 million net after deduction of fees and expenses of €10.3 million).

No fees and banks commissions related to share capital increases in 2016 and 2017 were posted in deduction of the share premium.

10.2 Share Warrants and Employee Warrants

The Company has issued share warrants (BSAs), employee warrants (BSPCEs), performance shares (AGAs) and stock-options (SO) as follows:

Date	Type	Number of warrants issued as of 12/31/2016	Number of warrants null and void as of 12/31/2016	Number of warrants null and outstanding as of 12/31/2016	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	859	12,885	€4.33
01/21/2009	BSA/BSPCE	16,380	—	2,997	44,955	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	730	10,950	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	10,440	156,600	€5.13
11/22/2011	BSA/BSPCE	11,377	—	2,509	37,635	€5.13
01/17/2012	BSA	89,835	—	—	—	€5.13
04/02/2012	AGA	669,796	1,860	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	10,000	10,000	€8.59
11/28/2012	AGA	35,360	—	—	—	€—
07/25/2013	BSA	73,000	—	13,000	13,000	€8.10
09/12/2013	AGA	501,500	113,333	—	—	€—
09/18/2013	SO	518,000	47,000	471,000	471,000	€7.57
06/03/2014	BSA	10,000	—	5,000	5,000	€18.79
06/03/2014	AGA	186,000	30,000	—	—	€—

Date	Type	Number of warrants issued as of 12/31/2016	Number of warrants null and void as of 12/31/2016	Number of warrants null and outstanding as of 12/31/2016	Maximum number of shares to be issued	Strike price per share
06/03/2014	SO	75,000	—	40,000	40,000	€19.01
03/24/2015	BSA	10,000	—	10,000	10,000	€43.00
06/23/2015	SO	120,000	—	120,000	120,000	€48.90
09/30/2015	AGA	708,500	13,000	695,500	695,500	€—
11/19/2015	SO	195,000	25,000	170,000	170,000	€66.06
11/19/2015	BSA	22,500	7,500	15,000	15,000	€66.06
12/15/2015	AGA	42,000	6,000	36,000	36,000	€—
12/15/2015	BSA	90,000	16,500	73,500	73,500	€64.14
01/04/2016	SO	75,000	—	75,000	75,000	€65.68
04/06/2016	AGA	63,750	5,000	58,750	58,750	€—
04/21/2016	SO	33,000	—	33,000	33,000	€62.82
05/02/2016	SO	22,000	—	22,000	22,000	€59.04
06/21/2016	SO	110,000	—	110,000	110,000	€53.96
06/21/2016	BSA	20,000	—	20,000	20,000	€52.97
06/21/2016	AGA	208,000	—	208,000	208,000	€—
08/01/2016	SO	10,000	—	10,000	10,000	€62.24
09/15/2016	SO	9,300	—	9,300	9,300	€62.80
10/17/2016	SO	16,500	—	16,500	16,500	€64.39
10/27/2016	AGA	15,000	—	15,000	15,000	€—
11/15/2016	SO	8,300	—	8,300	8,300	€68.33
12/09/2016	SO	74,960	—	74,960	74,960	€69.75
12/09/2016	AGA	23,600	—	23,600	23,600	€—

Total		4,275,616	273,294	2,360,945	2,606,435

Date	Type	Number of warrants issued as of 12/31/2017	Number of warrants null and void as of 12/31/2017	Number of warrants null and outstanding as of 12/31/2017	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	—	—	€4.33
01/21/2009	BSA/BSPCE	16,380	—	—	—	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	—	—	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	8,996	134,940	€5.13
11/22/2011	BSA/BSPCE	11,377	—	2,509	37,635	€5.13
01/17/2012	BSA	89,835	—	—	—	€5.13
04/02/2012	AGA	669,796	1,860	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	7,500	7,500	€8.59
11/28/2012	AGA	35,360	—	—	—	€—
07/25/2013	BSA	73,000	—	9,500	9,500	€8.10
09/12/2013	AGA	501,500	113,333	—	—	€—
09/18/2013	SO	518,000	47,000	471,000	471,000	€7.57
06/03/2014	BSA	10,000	—	2,500	2,500	€18.79

Date	Type	Number of warrants issued as of 12/31/2017	Number of warrants null and void as of 12/31/2017	Number of warrants null and outstanding as of 12/31/2017	Maximum number of shares to be issued	Strike price per share
06/03/2014	AGA	186,000	30,000	—	—	€—
06/03/2014	SO	75,000	—	40,000	40,000	€19.01
03/24/2015	BSA	10,000	—	10,000	10,000	€43.00
06/23/2015	SO	120,000	—	120,000	120,000	€48.90
09/30/2015	AGA	708,500	23,000	454,657	454,657	€—
11/19/2015	SO	195,000	25,000	170,000	170,000	€66.06
11/19/2015	BSA	22,500	7,500	15,000	15,000	€66.06
12/15/2015	AGA	42,000	9,000	21,999	21,999	€—
12/15/2015	BSA	90,000	16,500	73,500	73,500	€64.14
01/04/2016	SO	75,000	—	75,000	75,000	€65.68
04/06/2016	AGA	63,750	6,250	57,500	57,500	€—
04/21/2016	SO	33,000	—	33,000	33,000	€62.82
05/02/2016	SO	22,000	—	22,000	22,000	€59.04
06/21/2016	SO	110,000	7,500	101,300	101,300	€53.96
06/21/2016	BSA	20,000	—	20,000	20,000	€52.97
06/21/2016	AGA	208,000	—	208,000	208,000	€—
08/01/2016	SO	10,000	—	10,000	10,000	€62.24
09/15/2016	SO	9,300	—	9,300	9,300	€62.80
10/17/2016	SO	16,500	7,200	9,300	9,300	€64.39
10/27/2016	AGA	15,000	—	15,000	15,000	€—
11/15/2016	SO	8,300	—	8,300	8,300	€68.33
12/09/2016	SO	74,960	2,000	72,000	72,000	€69.75
12/09/2016	AGA	23,600	1,900	21,700	21,700	€—
12/09/2016	BSA	59,000	24,992	34,008	34,008	€69.75
12/15/2016	SO	1,100	—	1,100	1,100	€69.35
01/16/2017	SO	19,100	—	19,100	19,100	€66.11
03/14/2017	AGA	22,500	2,500	20,000	20,000	€—
03/15/2017	SO	7,200	—	7,200	7,200	€66.25
04/18/2017	SO	16,500	—	16,500	16,500	€60.77
04/20/2017	AGA	24,000	—	24,000	24,000	€—
06/15/2017	SO	126,000	7,500	118,500	118,500	€59.05
06/15/2017	SO	111,600	—	111,600	111,600	€60.54
06/15/2017	BSA	9,000	—	9,000	9,000	€59.05
07/17/2017	SO	30,900	—	30,900	30,900	€71.61
09/15/2017	SO	52,600	—	52,600	52,600	€74.22
12/05/2017	SO	625,200	—	625,200	625,200	€39.00
12/15/2017	SO	8,300	—	8,300	8,300	€38.08

Total		5,388,616	341,196	3,148,469	3,309,539

Date	Type	Number of warrants issued as of 12/31/2018	Number of warrants null and void as of 12/31/2018	Number of warrants null and outstanding as of 12/31/2018	Maximum number of shares to be issued	Strike price per share
12/07/2007	BSA	1,717	572	—	—	€4.33
01/21/2009	BSA/BSPCE	16,380	—	—	—	€4.33
01/21/2009	BSPCE	2,296	—	—	—	€4.33
06/25/2010	BSA	1,825	—	—	—	€4.33
01/28/2011	BSA	10,039	7,529	—	—	€5.13
06/24/2011	BSA/BSPCE	32,000	—	7,666	114,990	€5.13
11/22/2011	BSA/BSPCE	11,377	—	—	—	€5.13
01/17/2012	BSA	89,835	—	—	—	€5.13
04/02/2012	AGA	669,796	1,860	—	—	€—
07/25/2012	AGA	134,081	—	—	—	€—
09/25/2012	BSA	30,000	—	5,000	5,000	€8.59

Date	Type	Number of warrants issued as of 12/31/2018	Number of warrants null and void as of 12/31/2018	Number of warrants null and outstanding as of 12/31/2018	Maximum number of shares to be issued	Strike price per share
11/28/2012	AGA	35,360	—	—	—	€—
07/25/2013	BSA	73,000	—	7,000	7,000	€8.10
09/12/2013	AGA	501,500	113,333	—	—	€—
09/18/2013	SO	518,000	47,000	203,000	203,000	€7.57
06/03/2014	BSA	10,000	—	—	—	€18.79
06/03/2014	AGA	186,000	30,000	—	—	€—
06/03/2014	SO	75,000	—	40,000	40,000	€19.01
03/24/2015	BSA	10,000	—	10,000	10,000	€43.00
06/23/2015	SO	120,000	—	120,000	120,000	€48.90
09/30/2015	AGA	708,500	23,000	—	—	€—
11/19/2015	SO	195,000	25,000	170,000	170,000	€66.06
11/19/2015	BSA	22,500	7,500	15,000	15,000	€66.06
12/15/2015	AGA	42,000	9,000	—	—	€—

Date	Type	Number of warrants issued as of 12/31/2018	Number of warrants null and void as of 12/31/2018	Number of warrants null and outstanding as of 12/31/2018	Maximum number of shares to be issued	Strike price per share
12/15/2015	BSA	90,000	16,500	73,500	73,500	€64.14
01/04/2016	SO	75,000	—	75,000	75,000	€65.68
04/06/2016	AGA	63,750	6,250	—	—	€—
04/21/2016	SO	33,000	11,000	22,000	22,000	€62.82
05/02/2016	SO	22,000	22,000	—	—	€59.04
06/21/2016	SO	110,000	21,300	87,500	87,500	€53.96
06/21/2016	BSA	20,000	—	20,000	20,000	€52.97
06/21/2016	AGA	208,000	—	—	—	€—
08/01/2016	SO	10,000	—	10,000	10,000	€62.24
09/15/2016	SO	9,300	—	9,300	9,300	€62.80
10/17/2016	SO	16,500	7,200	9,300	9,300	€64.39
10/27/2016	AGA	15,000	—	—	—	€—
11/15/2016	SO	8,300	—	8,300	8,300	€68.33

Date	Type	Number of warrants issued as of 12/31/2018	Number of warrants null and void as of 12/31/2018	Number of warrants null and outstanding as of 12/31/2018	Maximum number of shares to be issued	Strike price per share
12/09/2016	SO	74,960	22,965	51,995	51,995	€69.75
12/09/2016	AGA	23,600	3,800	—	—	€—
12/09/2016	BSA	59,000	24,992	34,008	34,008	€69.75
12/15/2016	SO	1,100	—	1,100	1,100	€69.35
01/16/2017	SO	19,100	—	19,100	19,100	€66.11
03/14/2017	AGA	22,500	5,500	17,000	17,000	€—
03/17/2017	SO	7,200	—	7,200	7,200	€66.25
04/18/2017	SO	16,500	9,300	7,200	7,200	€60.77
04/20/2017	AGA	24,000	—	24,000	24,000	€—
06/15/2017	SO	126,000	35,000	91,000	91,000	€59.05
06/15/2017	SO	111,600	—	111,600	111,600	€60.54
06/15/2017	BSA	9,000	—	9,000	9,000	€59.05
07/17/2017	SO	30,900	23,700	7,200	7,200	€71.61

Date	Type	Number of warrants issued as of 12/31/2018	Number of warrants null and void as of 12/31/2018	Number of warrants null and outstanding as of 12/31/2018	Maximum number of shares to be issued	Strike price per share
09/15/2017	SO	52,600	7,200	45,400	45,400	€74.22
12/05/2017	SO	625,200	85,125	540,075	540,075	€39.00
12/15/2017	SO	8,300	—	8,300	8,300	€38.18
01/15/2018	SO	15,500	7,200	8,300	8,300	€43.60
04/16/2018	SO	16,500	—	16,500	16,500	€38.64
05/16/2018	SO	16,500	—	16,500	16,500	€40.84
06/15/2018	SO	23,600	—	23,600	23,600	€38.92
06/22/2018	SO	50,000	—	50,000	50,000	€37.22
06/22/2018	AGA	486,153	21,125	465,028	465,028	€—
07/02/2018	BSA	44,000	—	44,000	44,000	€37.24
07/16/2018	SO	28,800	—	28,800	28,800	€33.81
08/15/2018	SO	33,500	—	33,500	33,500	€32.90
09/06/2018	SO	65,000	—	65,000	65,000	€36.96

Date	Type	Number of warrants issued as of 12/31/2018	Number of warrants null and void as of 12/31/2018	Number of warrants null and outstanding as of 12/31/2018	Maximum number of shares to be issued	Strike price per share
06/09/2018	AGA	450	—	450	450	€—
09/17/2018	SO	80,900	—	80,900	80,900	€40.94
10/15/2018	SO	76,700	—	76,700	76,700	€37.28
11/01/2018	AGA	57,000	10,500	46,500	46,500	€—
11/15/2018	SO	26,000	—	26,000	26,000	€32.57
11/29/2018	SO	350,000	—	350,000	350,000	€30.02
12/12/2018	SO	34,000	—	34,000	34,000	€27.96
12/12/2018	AGA	19,250	—	19,250	19,250	€—
12/17/2018	SO	7,200	—	7,200	7,200	€26.76

Total		6,819,669	605,451	3,258,972	3,366,296

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

As of December 31, 2018, the Company had two advance contracts with OSEO Innovation. These advances are 100% repayable at their nominal value in the event of technical and/or commercial success and do not bear interest.

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

The table below presents the details of the debts recorded on the statement of financial position by the type of conditional advance:

	3rd OSEO contract	4th OSEO contract	BPI advance	COFACE	Total
Balance sheet debt at start of period 01/01/2016	318	1,669	2,666	156	4,809
Receipts	—	—	—	—	—
Repayments	(128)	—	—	(147)	(275)
Other transactions	2	16	85	(9)	95

Balance sheet debt as at 12/31/2016	192	1,684	2,751	—	4,628
Of which—Non-current portion					4,049
Of which—Current portion					578
Stated interest rate	No	2.05%	No	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.20%	4.25%
Maturity (in years)	0-3	7-9	2-7	0

	3rd OSEO contract	4th OSEO contract	BPI advance	Total
Balance sheet debt at start of period 01/01/2017	192	1,684	2,751	4,627
Receipts	—	—	—	—
Repayments	(128)	—	(450)	(578)
Other transactions	1	16	84	101

Balance sheet debt as at 12/31/2017	64	1,700	2,386	4,150
Of which—Non-current portion				1,825
Of which—Current portion				2,325
Stated interest rate	No	2.05%	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.2%
Maturity (in years)	0-3	7-9	2-7

	3rd OSEO contract	4th OSEO contract	BPI advance	Total
Balance sheet debt at start of period 01/01/2018	64	1,700	2,386	4,150
Receipts	—	—	—	—
Repayments	(64)	(1,136)	(600)	(1,800)
Other transactions	—	60	69	129

Balance sheet debt as at 12/31/2018	—	624	1,854	2,479

Of which—Non-current portion				1,278
Of which—Current portion				1,201
Stated interest rate	No	2.05%	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.2%
Maturity (in years)	0-3	7-9	2-7

The changes appearing in “Other transactions” are comprised of the effect of discounting conditional advances.

Third OSEO Advance

In 2011, the Company was notified by OSEO Innovation of a new grant in the form of a conditional advance of up to €640,000 to finance the development of its program to treat the allergy to proteins in cow’s milk.

The amount of the assistance was paid as follows:

•	€256,000 after the contract was signed (payment was received in 2011);

•	€256,000 from June 30, 2012 upon a call for funds (payment was received in 2013);

•	the balance of €128,000 after confirmation of the end of the program notified on December 31, 2013 (payment was received in 2014).

In the event of technical or commercial success of the program, the repayment schedule will be the following:

•	Four quarterly repayments of €64,000 each starting no later than September 30, 2014;

•	Twelve quarterly repayments of €32,000 each starting no later than September 30, 2015.

A fixed sum of €256,000 has been repaid in four quarterly installments of €64,000 beginning on September 30, 2014.

The agreement with OSEO terminated on June 30, 2018.

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

Following the defection of a sponsor, the Immunavia project was interrupted in September 2017. The Company was required to reimburse the remaining amounts of conditional advances. The reimbursment been rescheduled in 13 monthly repayments, commencing on May 31, 2018, through May 31, 2019.

      BpiFrance

    Financement

Interest-Free Loan

In 2014, BpiFrance Financement granted an interest-free Innovation loan of €3,000,000 to DBV Technologies to help financing the pharmaceutical development of Viaskin® Milk. This amount was received in a single disbursement on November 27, 2014.

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

The agreement with COFACE was terminated on December 31, 2016, and has generated an income of €146 thousand corresponding to the remaining amount of the advance, which will not be refunded.

11.2 Other non-current liabilities

Other non-current liabilities mainly include non-current part of deferred revenue from the collaboration agreement the Company entered into with Nestlé Health Science, which amounted to €6.5 million as of December 31, 2018. More marginally, non-current liabilities also included the non-current part of deferred revenue from free-rent amounts deferred over Montrouge premises’ lease term and the non-current part of the accrual for employers’ contribution on free share plans.

11.3 Due Dates of the Financial Liabilities and other non-current liabilities

Due dates of the financial liabilities recognized as of December 31, 2016:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Non-current conditional advances	4,049	—	2,531	1,518
Non-current financial rent debts	—	—	—	—
Other non-current liabilities	10,746	—	10,370	377
Current conditional advances	578	578	—	—
Current financial rent debts	12	12	—	—
Other current liabilities	14,692	14,692	—	—
Supplier accounts payable and related payables	13,720	13,720	—	—

Total financial liabilities	43,798	29,003	12,900	1,895

Due dates of the financial liabilities recognized as of December 31, 2017:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Non-current conditional advances	1,825	—	1,825	—
Non-current financial rent debts	—	—	—	—
Other non-current liabilities	8,869	—	8,421	448
Current conditional advances	2,325	2,325	—	—
Current financial rent debts	—	—	—	—
Other current liabilities	15,751	15,751	—	—
Supplier accounts payable and related payables	16,941	16,941	—	—

Total financial, current and non-current liabilities	45,711	35,017	10,246	448

Due dates of the financial liabilities recognized as of December 31, 2018:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Non-current conditional advances	1,278	—	1,278	—
Non-current financial rent debts	—	—	—	—
Other non-current liabilities	4,105	—	3,991	114
Current conditional advances	1,201	1,201	—	—
Current financial rent debts	—	—	—	—
Other current liabilities	12,506	12,506	—	—
Supplier accounts payable and related payables	28,567	28,567	—	—

Total financial, current and non-current liabilities	47,657	42,273	5,269	114

As detailed in Note 13, other current liabilities mainly include social security and current part of deferred revenues from the collaboration agreement with Nestlé Health Science as well as subsidies and conditional advances.

Note 12: Non-Current Provisions

	December 31,
	2016	2017	2018
Pension retirement obligations	853	1,260	1,536

Total	853	1,260	1,536

Commitments for Compensation Payable to Employees Upon Their Retirement

Amounts in thousands of Euros
As of January 1, 2016	(490)
Costs of services rendered (operating expense)	(104)
Interest expense (financial expense)	(10)
Benefit paid	—
Actuarial losses	(249)

As of December 31, 2016	(853)

Costs of services rendered (operating expense)	(219)
Interest expense (financial expense)	(11)
Benefit paid	—
Actuarial losses	(177)

As of December 31, 2017	(1,260)

Costs of services rendered (operating expense)	(412)
Interest expense (financial expense)	(24)
Benefit paid	141
Actuarial losses	19

As of December 31, 2018	(1,536)

As part of the estimation of the retirement commitments, the following assumptions were used for all categories of employees:

	December 31,
	2016	2017	2018
% social security contributions	50.0%	50.0%	50.0%
Salary increases	2.0%	2.0%	2.0%
Discount rate	1.31%	1.30%	1.57%

Assumptions for the years ended December 31, 2016:

•	Retirement age: 65 years old;

•	Terms of retirement: voluntary retirement;

•	Life table: INSEE 2010;

•	Collective agreement: Convention Collective Nationale de l’Industrie Pharmaceutique (National Collective Agreement in the Pharmaceutical Industry);

•	Turn-over of the personnel declining with age.

Assumptions for the years ended December 31, 2017 and 2018:

•	Retirement age: 65 years old;

•	Terms of retirement: voluntary retirement;

•	Life table: TGH05-TGF05;

•	Collective agreement: Convention Collective Nationale de l’Industrie Pharmaceutique (National Collective Agreement in the Pharmaceutical Industry);

•	Turn-over of the personnel declining with age.

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

13.2 Other Current Liabilities

	2016	2017	2018
	(Amounts in thousands of Euros)
Social security	10,794	12,094	6,343
Tax liabilities	504	428	448
Other debts	146	440	1,354
Deferred revenues	3,248	2,789	4,360

Total	14,692	15,751	12,506

The other liabilities include the short-term debts to employees, as well as social welfare and tax agencies. Deferred revenues include subsidies, conditional advances and current part of deferred revenues from the collaboration agreement with Nestlé Health Science.

Note 14: Financial Instruments Recognized in the Consolidated Statements of Financial Position and Related Effect on the Consolidated Statements of (Loss)

2016	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (1)	Loans and receivables (2)	Debt At amortized cost (3)	Fair value
Financial assets
Long-term financial assets	2,745	1,310	1,435	—	2,745
Customer accounts receivables and related receivables	1,250	—	1,250	—	1,250
Other current financial assets	516	—	516	—	516
Cash and cash equivalents	256,473	256,473	—	—	256,473

Total financial assets	260,985	257,783	3,202	—	260,985

Financial liabilities
Long-term conditional advances	4,049	—	—	4,049	4,049
Long term financial rent debt	—	—	—	—	—
Other long-term liabilities	10,746	—	—	10,746	10,746
Short-term conditional advances	578	—	—	578	578
Short term financial rent debt	12	—	—	12	12
Other short-term liabilities	14,692	—	—	14,692	14,692
Account payable and other liabilities	13,720	—	—	13,720	13,720

Total financial liabilities	43,798	—	—	43,798	43,798

2017	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (1)	Loans and receivables (2)	Debt At amortized cost (3)	Fair value
Financial assets
Long-term financial assets	3,012	1,333	1,679	—	3,012
Customer accounts receivables and related receivables	1,265	—	1,265	—	1,265
Other current financial assets	378	—	378	—	378
Cash and cash equivalents	137,880	137,880	—	—	137,880

Total financial assets	142,534	139,213	3,321	—	142,534

Financial liabilities
Long-term conditional advances	1,825	—	—	1,825	1,825
Long term financial rent debt	—	—	—	—	—
Other long-term liabilities	8,869	—	—	8,869	8,869
Short-term conditional advances	2,325	—	—	2,325	2,325
Short term financial rent debt	—	—	—	—	—
Other short-term liabilities	15,751	—	—	15,751	15,751
Account payable and other liabilities	16,941	—	—	16,941	16,941

Total financial liabilities	45,711	—	—	45,711	45,711

2018	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (1)	Financial assets at amortized cost	Non-derivative financial liabilities (3)	Fair value (2)
Financial assets
Long-term financial assets	6,033	432	5,601	—	6,033
Customer accounts receivables and related receivables	—	—	—	—	—
Other current financial assets	912	—	912	—	912
Cash and cash equivalents	122,770	—	122,770	—	122,770

Total financial assets	129,715	432	129,283	—	129,715

Financial liabilities
Long-term conditional advances	1,278	—	—	1,278	1,278
Long term financial rent debt	—	—	—	—	—
Other long-term liabilities	4,105	—	—	4,105	4,105
Short-term conditional advances	1,201	—	—	1,201	1,201
Short term financial rent debt	—	—	—	—	—
Other short-term liabilities	12,506	—	—	12,506	12,506
Account payable and other liabilities	28,567	—	—	28,567	28,567

Total financial liabilities	47,656	—	—	47,656	47,656

(1)	The fair value of financial assets as fair value through Consolidated Statements of (Loss) is determined based on Level 1 fair value measurements and corresponds to the market value of the assets.
(2)	The fair value of “financial assets at amortized cost” as per IFRS 9 or “loans and receivables” as per IAS 39 corresponds to the value reported in the Consolidated Statements of Financial Position.
(3)	The book amount of “Non-derivative financial liabilities” as per IFRS 9 or “financial liabilities” as per IAS 39 measured at amortized cost was deemed to be a reasonable estimation of fair value.

Note 15: Operating Income

The operating income is broken down in the following manner:

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Revenues	—	—	—
Research tax credit	7,228	9,330	11,034
Subsidies	303	271	152
Other operating income	1,554	2,308	3,351

Total	9,084	11,909	14,537

The Company recognized as other income a portion of the upfront fee and milestones agreed under the contract with Nestlé which are deferred over the performance obligation. As of December 31, 2018, the end of the service obligation period over which the revenue from Nestlé will be deferred is expected by 2022.

Note 16: Operating Expenses

The research and development expenses are broken down as follows:

	December 31,
	2016	2017	2018
Research and development expenses	(Amounts in thousands of Euros)
Personnel expenses	32,777	37,112	37,912
Sub-contracting, collaboration, and consultants	34,413	54,397	52,927
Small equipments and other supplies	3,909	4,110	4,771
Rental	1,903	2,018	2,703
Conferences, travel expenses	2,387	2,807	2,591
Depreciation and amortization	1,141	2,424	2,492
Others	2,298	2,364	3,776

Total research and development expenses	78,828	105,232	107,171

The sales and marketing expenses are broken down as follows:

	December 31,
	2016	2017	2018
Sales and marketing expenses	(Amounts in thousands of Euros)
Personnel expenses	4,954	6,976	12,553
Fees	4,447	2,480	5,148
Communication and travel expenses	1,393	5,984	14,021
Others	487	384	446

Total sales and marketing expenses	11,282	15,824	32,169

By nature, the breakdown of general and administrative expenses is as follows:

	December 31,
	2016	2017	2018
General and administrative expenses	(Amounts in thousands of Euros)
Personnel expenses	22,613	19,742	19,101
Fees	7,701	10,347	12,718
Rental	501	584	911
Insurance policies	1,853	1,367	1,930
Communication and travel expenses	1,136	1,599	1,576
Depreciation and amortization	181	422	1,720
Others	1,020	1,776	3,442

Total general and administrative expenses	35,005	35,837	41,399

Personnel Expenses

The Company had 315 employees at December 31, 2018, in comparison with 242 employees at December 31, 2017 and 164 employees at December 31, 2016.

The personnel expenses are broken down as follows:

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Wages and salaries	14,651	22,451	31,684
Social security contributions	3,903	7,157	8,858
Expenses for pension commitments	982	1,583	2,095
Employer contribution to bonus shares	6,456	1,857	1,026
Share-based payments	34,353	30,781	25,904

Total	60,345	63,830	69,567

The increase in personnel charges is mainly due to the increase in the Company’s headcount. This increase was partially offset by the decrease of the share-based payments expense and employer contribution to free shares.

Note 17: Share-Based Payments

The Board of Directors has been authorized by the general meeting of the shareholders to grant employee warrants (Bons de Souscription de Parts de Créateur d’Entreprise or “BSPCE”) and (Bons de Souscription d’Actions or “BSA”), Free shares and to implement share options plans as follows:

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 2,296 BCEX (“BCEX”);

•	With the authorization of the General Meeting of Shareholders on June 14, 2007, December 16, 2010 and December 9, 2011, the board of Directors issued 194,552 BSA (“BSA”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 10,716 BSA (“BSA2”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 5,358 BCE (“BCE4”);

•	With the authorization of the General Meeting of Shareholders on December 16, 2010, the Board of Directors issued 19,377 BSA (“BSA2010”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 2,131 BSA (“BSAX”);

•	With the authorization of the General Meeting of Shareholders on December 16, 2010, the Board of Directors issued 34,039 BSPCE (“BSPCE2010”);

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the Board of Directors issued 518,000 options (“OPTIONS 2013”);

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the Board of Directors issued 1,340,737 Free shares (“Free shares”);

•	With the authorization of the General Meeting of Shareholders on June 4, 2013, the Board of Directors issued 73,000 BSA;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 20,000 BSA;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 918,960 options;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 186,000 free shares;

•	With the authorization of the General Meeting of Shareholders on June 23, 2015, the Board of Directors issued 88,500 BSA;

•	With the authorization of the General Meeting of Shareholders on September 21, 2015, the Board of Directors granted 1,107,350 Free shares which 241,844 have been issued as of December 31, 2017;

•	With the authorization of the General Meeting of Shareholders on June 21, 2016, the Board of Directors issued 54,008 BSA;

•	With the authorization of the General Meeting of Shareholders on June 15, 2017, the Board of Directors issued 9,000 BSA;

•	With the authorization of the General Meeting of Shareholders on June 15, 2017, the Board of Directors issued 900,700 options which 72,100 have been issued as of first half 2018;

•	With the authorization of the General Meeting of Shareholders on June 22, 2018, the Board of Directors issued 562,853 free shares;

•	With the authorization of the General Meeting of Shareholders on June 2, 2018, the Board of Directors issued 752,100 options;

17.1 BSA

Date of Grant 12/07/2007

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSA on the first anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the second anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the third anniversary of the date of grant;

•	up to one fourth (1/4) of the BSA on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 01/17/2012

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 89,835 BSA (all the BSA) on January 17, 2016; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 09/25/2012

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 30,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 07/25/2013

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 73,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/03/2014

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 10,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 24/03/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 10,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 19/11/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 15,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 15/12/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 73,500 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/21/2016

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 20,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 12/09/2016

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 34,008 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/15/2017

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 9,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 05/02/2018

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 44,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Details of BSA

Date of grant (Board of Directors)	12/07/2007	12/07/2007	12/07/2007	12/07/2007	01/17/2012	01/17/2012	01/17/2012	01/17/2012
Vesting period (years)	1	2	3	4	1	2	3	4
Plan expiration date	12/08/2017	12/08/2017	12/08/2017	12/08/2017	01/17/2022	01/17/2022	01/17/2022	01/17/2022
Number of BSA granted	431	431	428	427	22,459	22,459	22,459	22,458
Share entitlement per BSA(1)	15	15	15	15	1	1	1	1
Exercise price	65	65	65	65	5.13	5.13	5.13	5.13
Valuation method used	Black—Scholes
Grant date share fair value	65	65	65	65	5.13	5.13	5.13	5.13
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%

Average life of BSA	4.5	5.0	5.5	6.0	5.5	6.0	6.5	7.0
Discount rate(2)	4.06%	4.09%	4.09%	4.10%	2.33%	2.33%	2.61%	2.61%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSA	22.18	23.62	24.95	26.22	2.05	2.14	2.26	2.34

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

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Date of grant (Board of Directors)	09/25/2012	09/25/2012	09/25/2012	09/25/2012	07/25/2013	06/03/2014
Vesting period (years)	1	2	3	4	0	0
Plan expiration date	09/25/2022	09/25/2022	09/25/2022	09/25/2022	07/25/2023	06/03/2024
Number of BSA granted	7,500	7,500	7,500	7,500	73,000	10,000
Share entitlement per BSA	1	1	1	1	1	1
Exercise price	8.59	8.59	8.59	8.59	8.1	18.79
Valuation method used	Black—Scholes
Grant date share fair value	8.4	8.4	8.4	8.4	8.15	19.01
Expected volatility	40%	40%	40%	40%	40%	40%
Average life of BSA	5.5	6.0	6.5	7.0	5.0	5.0
Discount rate(1)	1.21%	1.21%	1.53%	1.53%	1.16%	0.71%
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA
Fair value per BSA	2.29	2.43	2.61	2.74	2.18	4.98

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Date of grant (Board of Directors)	03/24/2015	11/19/2015	12/15/2015		06/21/2016
Vesting period (years)
Plan expiration date	03/24/2025	11/19/2025	12/15/2015		06/21/2016
Number of BSA granted	10,000	15,000	90,000	(1)	20,000
Share entitlement per BSA	1	1	1		1
Exercise price	43.00	66.06	64.14		52.97
Valuation method used	Black—Scholes
Grant date share fair value	43	66.06	42.61		61.25
Expected volatility	36%	50.91%	51%		47%
Average life of BSA	5.0	5.0	5.0		5.0

Discount rate(1)	0.68%	0.81%	-0.09%	-0.41%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BSA	9.90	22.60	7.28	21.59

Date of grant (Board of Directors)	12/09/2016	06/15/2017	05/02/2018
Vesting period (years)	0	0	0
Plan expiration date	12/09/2026	06/15/2027	05/02/2028
Number of BSA granted	59,000	9,000	44,000
Share entitlement per BSA	1	1	1
Exercise price	69.75	59.05	37.24
Valuation method used	Black—Scholes
Grant date share fair value	63.18	73.32	37.74
Expected volatility	40%	39%	50%
Average life of BSA	5.0	5.0	5.0
Discount rate(1)	-0.04%	-0.12%	-0.15%
Expected dividends	0%	0%	0%
Performance conditions	NA	NA	NA
Fair value per BSA	12.94	24.02	9.02

Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Change in Number of BSA Outstanding

	Year ended December 31,
Number of BSA	2016	2017	2018
Balance at beginning of period	143,694	147,359	181,008
Granted during the period	93,500	68,000	44,000
Forfeited during the period	—	24,902	—
Exercised during the period	89,835	9,359	7,500
Expired during the period	—	—	—
Balance at end of period	147,359	181,008	217,508

Breakdown of the Closing Balance

	Year ended December 31,
	2016		2017		2018
Number of BSA	Outstanding	Outstanding	Outstanding	Exercisable	Outstanding	Exercisable
BSA2010 with exercise price of €65	859	859	—	—	—	—
BSA2010 with exercise price of €5.13	—	—	—	—	—	—
BSA2010 with exercise price of €8.59	10,000	10,000	7,500	7,500	5,000	5,000
BSA2010 with exercise price of €8.10	13,000	13,000	9,500	9,500	7,000	7,000
BSA2010 with exercise price of €18.79	5,000	5,000	2,500	2,500	—	—
BSA with exercise price of €43.00	10,000	10,000	10,000	10,000	10,000	10,000
BSA with exercise price of €66.06	15,000	15,000	15,000	15,000	15,000	15,000
BSA with exercise price of €64.14	73,500	73,500	73,500	73,500	73,500	73,500
BSA with exercise price of €52.97	20,000	20,000	20,000	20,000	20,000	20,000
BSA with exercise price of €69.75	—	—	34,008	34,008	34,008	34,008
BSA with exercise price of €59.05	—	—	9,000	9,000	9,000	9,000
BSA with exercise price of €37.24	—	—	—	—	44,000	44,000
Total	147,359	147,359	181,008	181,008	217,508	217,508

17.4 BCE 4

The BCE4 may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 2,411 BCE4 on the date of grant;

•	up to 1,340 BCE4 on the first anniversary of the date of grant;

•	up to 536 BCE4 on the second anniversary of the date of grant;

•	up to 536 BCE4 on the third anniversary of the date of grant;

•	up to 535 BSA on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BCE4 warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BCE4

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	01/21/2009	01/21/2009
Vesting period (years)	0	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	01/20/2019
Number of BCE4 granted	2,411	1,340	536	536	535
Share entitlement per BCE4(1)	15	15	15	15	15
Exercise price	65	65	65	65	65
Valuation method used	Black—Scholes
Grant date share fair value	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%
Average life of BCE4	5.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.71%	2.98%	2.98%	3.11%
Expected dividends	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA
Fair value per BCE4	29.06	30.33	31.90	33.06	34.35

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

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCE4.

Change in Number of BCE4 Outstanding

	Year ended December 31,
Number of BCE4	2016	2017	2018
Balance at beginning of period	2,691	2,691	—
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	2,691	—
Expired during the period	—	—	—
Balance at end of period	2,691	—	—

Breakdown of the Closing Balance

	Year ended December 31,
	2016		2017		2018
Number of BCE4	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BCE4 with exercise price of €65	2,691	2,691	—	—	—	—
Total	2,691	2,691	—	—	—	—

17.5 BSA2010

Date of Grant 01/28/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 2,510 BSA on the 12/23/2011;

•	up to 2,510 BSA on the 12/23/2012;

•	up to 2,510 BSA on the 12/23/2013;

•	up to 2,509 BSA on the 12/23/2014; and

•	at the latest before the 01/28/2021.

Date of Grant 06/24/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSA on the 12/23/2011;

•	up to one fourth (1/4) of the BSA on the 12/23/2012;

•	up to one fourth (1/4) of the BSA on the 12/23/2013;

•	up to one fourth (1/4) of the BSA on the 12/23/2014; and

•	at the latest before the 11/22/2021.

Date of Grant 11/22/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 335 BSA on the 11/22/2012;

•	up to 335 BSA on the 11/22/2013;

•	up to 334 BSA on the 11/22/2014;

•	up to 334 BSA on the 11/22/2015; and

•	at the latest before the 11/22/2021.

Details of BSA2010

Date of grant (Board of Directors)	01/28/2011	01/28/2011	01/28/2011	01/28/2011	06/24/2011	06/24/2011	06/24/2011	06/24/2011
Vesting period (years)	0.9	1.9	2.9	3.9	0.5	1.5	2.5	3.5
Plan expiration date	01/27/2021	01/27/2021	01/27/2021	01/27/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BSA2010 granted	2,510	2,510	2,510	2,509	2,000	2,000	2,000	2,000
Share entitlement per BSA2010(1)	15	15	15	15	15	15	15	15
Exercise price	77	77	77	77	77	77	77	77
Valuation method used	Black—Scholes				Black—Scholes
Grant date share fair value	77	77	77	77	77	77	77	77
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BSA2010	5.5	6.0	6.5	7.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.70%	2.82%	2.82%	3.04%	2.55%	2.68%	2.68%	2.87%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSA2010	31.33	32.90	34.23	35.84	31.15	32.70	34.02	35.57

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

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2010.

Date of grant (Board of Directors)	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Vesting period (years)	1.0	2.0	3.0	4.0
Plan expiration date	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BSA2010 granted	335	335	334	334
Share entitlement per BSA(1)	15	15	15	15
Exercise price	77	77	77	77
Valuation method used	Black—Scholes
Grant date share fair value	77	77	77	77
Expected volatility	40%	40%	40%	40%
Average life of BSA	5.5	6.0	6.5	7.0
Discount rate(2)	2.23%	2.60%	2.60%	2.85%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BSA	30.70	32.58	33.89	35.54

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

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2010.

Change in Number of BSA2010 Outstanding

	Year ended December 31,
Number of BSA	2016	2017	2018
Balance at beginning of period	1,044	610	500
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	434	110	—
Expired during the period	—	—	—
Balance at end of period	610	500	500

Breakdown of the Closing Balance

	Year ended December 31,
	2016		2017		2018
Number of BSA2010	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA2010 with exercise price of €77	610	610	500	500	500	500
Total	610	610	500	500	500	500

17.6 BSAX

Date of Grant 01/21/2009 and 06/25/2010

The BSAX may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSAX on the first anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the second anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the third anniversary of the date of grant;

•	up to one fourth (1/4) of the BSAX on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

By a decision by the Board of Directors meeting held on November 22, 2011, the BSAX warrants became exercisable beginning on the date of the first quotation of the shares of the Company on the Euronext regulated market in Paris.

Details of BSAX

Date of grant (Board of Directors)	01/21/2009	01/21/2009	01/21/2009	21/01/2009	06/25/2010	06/25/2010	06/25/2010	06/25/2010
Vesting period (years)	1	2	3	4	1	2	3	4
Plan expiration date	01/20/2019	01/20/2019	01/20/2019	01/20/2019	06/24/2020	06/24/2020	06/24/2020	06/24/2020
Number of BSAX granted	77	77	77	75	457	457	456	455
Share entitlement per BSAX(1)	15	15	15	15	15	15	15	15
Exercise price	65	65	65	65	65	65	65	65
Valuation method used	Black—Scholes
Grant date share fair value	70	70	70	70	70	70	70	70
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BSAX	5.5	6.0	6.5	7.0	5.5	6.0	6.5	7.0
Discount rate(2)	2.71%	2.98%	2.98%	3.11%	2.04%	2.23%	2.23%	2.50%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BSAX	30.32	31.89	33.05	33.45	29.47	30.88	31.99	33.44

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

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSAX.

Change in Number of BSAX Outstanding

	Year ended December 31,
Number of BSAX	2016	2017	2018
Balance at beginning of period	1,036	1,036	—
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	1,036	—
Expired during the period	—	—	—
Balance at end of period	1,036	—	—

Breakdown of the Closing Balance

	Year ended December 31,
	2016		2017		2018
Number of BSAX	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSAX with exercise price of €65	1,036	1,036	—	—	—	—
Total	1,036	1,036	—	—	—	—

17.7 BCE2010

Date of Grant 06/24/2011

The BCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BCE on the 12/23/2011;

•	up to one fourth (1/4) of the BCE on the 12/23/2012;

•	up to one fourth (1/4) of the BCE on the 12/23/2013;

•	up to one fourth (1/4) of the BCE on the 12/23/2014; and

•	at the latest within before the 11/22/2021.

Date of Grant 11/22/2011

The BSPCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSPCE on the 11/22/2012;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2013;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2014;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2015; and

•	at the latest within before the 11/22/2021.

Details of BCE2010

Date of grant (Board of Directors)	06/24/2011	06/24/2011	06/24/2011	06/24/2011	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Vesting period (years)	0.5	1.5	2.5	3.5	1	2	3	4
Plan expiration date	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BCE2010 granted	6,000	6,000	6,000	6,000	2,510	2,510	2,510	2,509

Date of grant (Board of Directors)	06/24/2011	06/24/2011	06/24/2011	06/24/2011	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Share entitlement per BCE2010(1)	15	15	15	15	15	15	15	15
Exercise price	77	77	77	77	77	77	77	77
Valuation method used	Black and Scholes
Grant date share fair value	77	77	77	77	77	77	77	77
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BCE2010	5.5	6.0	6.5	7.0	5.4	5.9	6.4	6.9
Discount rate(2)	2.55%	2.68%	2.68%	2.87%	2.05%	2.42%	2.42%	2.66%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BCE2010	31.16	32.71	34.03	35.58	30.42	32.29	33.58	35.2

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

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCE2010.

Change in Number of BCE2010 Outstanding

	Year ended December 31,
Number of BCE2010	2016	2017	2018
Balance at beginning of period	15,974	12,339	11,005
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	3,635	1,334	3,839
Expired during the period	—	—	—
Balance at end of period	12,339	11,005	7,166

Breakdown of the Closing Balance

	Year ended December 31,
	2016		2017		2018
Number of BCE2010	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BCE2010 with exercise price of €77.00	12,339	12,339	11,005	11,005	7,166	7,166
Total	12,339	12,339	11,005	11,005	7,166	7,166

17.8 OPTIONS

Grant of 09/18/2013

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 518,000 SO (all the SO) on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Grant of 06/03/2014

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 75,000 SO (all the SO) on the 06/04/2016; and

•	at the latest before the 06/03/2024.

Grant of 06/23/2015

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 30,000 SO on the 06/24/2016;

•	up to 30,000 additional SO on the 06/24/2017;

•	up to 30,000 additional SO on the 06/24/2018;

•	up to 30,000 additional SO on the 06/24/2019;

•	and at the latest before the 06/24/2025.

Grant of 09/30/2015

The 195,000 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% of the SO on the 09/30/2016;

•	up to additional 25% of the SO on the 09/30/2017;

•	up to additional 25% of the SO on the 09/30/2018;

•	up to additional 25% of the SO on the 09/30/2019;

•	and at the latest before the 09/30/2025.

Grant of 12/15/2015

The 75,000 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% of the SO on the 12/15/2016;

•	up to additional 25% of the SO on the 12/15/2017;

•	up to additional 25% of the SO on the 12/15/2018;

•	up to additional 25% of the SO on the 12/15/2019;

•	and at the latest before the 12/15/2025.

Grant of 04/06/2016

The 55,000 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 8,250 SO on the 04/021//2017;

•	up to additional 8,250 SO on the 04/21//2018;

•	up to additional 8,250 SO on the 04/21//2019;

•	up to additional 8,250 SO on the 04/21//2020;

•	up to 5,500 SO on the 05/02//2017;

•	up to additional 5,500 SO on the 05/02//2018;

•	up to additional 5,500 SO on the 05/02//2019;

•	up to additional 5,500 SO on the 05/02//2020;

•	and at the latest before 10 years of the date of the Grant.

Grant of 06/21/2016

The 154,100 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% of the SO as of one year after the Grant date;

•	up to additional 12.5% of the SO as of 18 months after the Grant date;

•	up to additional 12.5% of the SO as of 24 months after the Grant date;

•	up to additional 12.5% of the SO as of 30 months after the Grant date;

•	up to additional 12.5% of the SO as of 36 months after the Grant date;

•	up to additional 12.5% of the SO as of 42 months after the Grant date;

•	up to additional 12.5% of the SO as of 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

Grant of 12/09/2016

The 74,960 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 18,740 SO as of one year after the Grant date;

•	up to additional 9,370 SO as of 18 months after the Grant date;

•	up to additional 9,370 SO as of 24 months after the Grant date;

•	up to additional 9,370 SO as of 30 months after the Grant date;

•	up to additional 9,370 SO as of 36 months after the Grant date;

•	up to additional 9,370 SO as of 42 months after the Grant date;

•	up to additional 9,370 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

Grant of 12/15/2016

The 1,100 share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 25% SO as of one year after the Grant date;

•	up to additional 12.5% SO as of 18 months after the Grant date;

•	up to additional 12.5 % SO as of 24 months after the Grant date;

•	up to additional 12.5 % SO as of 30 months after the Grant date;

•	up to additional 12.5 % SO as of 36 months after the Grant date;

•	up to additional 12.5 % SO as of 42 months after the Grant date;

•	up to additional 12.5% 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

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

Grant of 15,500 options as of 01/15/2018, 16,500 options as of 04/16/2018, 16,500 options as of 05/15/2018, 23,600 options as of 06/15/2018.

All these options may be exercised by the beneficiary on the basis of the following vesting schedule:

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

Grant of 50,000 options as of 06/22/2018, 28,800 options as of 07/16/2018, 33,500 options as of 08/15/2018, 65,000 options as of 09/06/2018, 80,900 options as of 09/17/2018, 76,700 options as of 10/15/2018, 26,000 options as of 11/15/2018, 34,000 options as of 12/12/2018 and 7,200 options as of 12/17/2018.

All the 2018 options From June 22, 2018 will be exercised by the beneficiary subject to the fulfillment of a presence condition and the following performance conditions : “ authorization to market Viaskin® Peanut by the US Food and Drug administration (FDA)” and on the basis of the following vesting schedule:

•	up to 25% SO as of one year after the Grant date;

•	up to additional 12.5% SO as of 18 months after the Grant date;

•	up to additional 12.5 % SO as of 24 months after the Grant date;

•	up to additional 12.5 % SO as of 30 months after the Grant date;

•	up to additional 12.5 % SO as of 36 months after the Grant date;

•	up to additional 12.5 % SO as of 42 months after the Grant date;

•	up to additional 12.5% 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

A turnover rate is applied per plan according to the characteristics and compositions of the plan.

Details of SO

Date of grant (Board of Directors)	09/18/2013	06/03/2014	06/23/2015	11/19/2015	01/04/2016	04/21/2016	05/02/2016
Vesting period (years)	4	2	1-4	1-4	1-4	1-4	1-4
Plan expiration date	09/18/2023	06/03/2024	06/23/2025	11/19/2025	01/04/2026	04/21/2026	05/02/2026
Number of SO granted	518,000	75,000	120,000	195,000	75,000	33,000	22,000
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price	7.57	19.01	48.9	66.06	65.68	62.82	59.04
Valuation method used	Black—Scholes
Grant date share fair value	7.9	19.01	48.9	66.06	65.68	62.82	58.62
Expected volatility	40%	40%	51%	51%	49.3%-49.8%	49.4%-50.7%	49.3%-50.6%
Average life of SO	7	6	7	7	5-7	5-7	5-7
Discount rate(1)	1.72%	0.89%	0.89%	0.81%	0.39%	0.04%	0.10%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA
Fair value per SO	3.57	7.46	25.28	34.05	29.5-32.6	28.3-30.9	26.4-28.8

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of grant	06/21/2016	08/01/2016	09/15/2016	10/17/2016	11/15/2016	12/09/2016	12/15/2016
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	06/21/2026	08/01/2026	09/15/2016	10/17/2026	11/15/2026	12/09/2026	12/15/2026
Number of SO granted	110,000	10,000	9,300	16,500	8,300	74,960	1,100
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price	53.96	62.24	62.8	64.39	68.33	69.75	69.35
Valuation method used	Black—Scholes
Grant date share fair value	52.97	62.24	62.8	64.39	68.33	69.75	69.35
Expected volatility	49.1%-50.3%	48.8%-49.8%	48.6%-49.4%	48.0%-48.9%	47.8%-48.8%	47.7%-48.5%	40.44%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate(1)	-0.01%	-0.25%	-0.18%	-0.32%-0.15%	-0.11%+0.16%	-0.2%+0.18%	-0.18%+0.16%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA
Fair value per SO	23.4-25.5	27.3-29.9	27.4-30.1	27.6-30.6	29.4-32.7	29.7-33.4	25.2-28.7

(1) Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of grant	01/16/2017	03/15/2017	04/18/2017	06/15/2017	06/15/2017	07/17/2017	09/15/2017
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	01/16/2027	03/15/2027	04/18/2027	06/15/2027	06/15/2027	07/17/2027	09/15/2027
Number of SO granted	19,100	7,200	16,500	126,000	111.600	30,900	52,600
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price	66.11	66.25	60.77	59.05	60.54	71.61	74.22
Valuation method used
Grant date share fair value	66.11	65.42	59.73	59.05	59.05	71.61	71.80
Expected volatility	40.21%	39.82%	39.63%	39.23%	39.23%	38.84%	38.57%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate(1)	-0.17%+0.19%	+0.21%+0.61%	+0.02%+0.39%	-0.21%+0.07%	-0.21%+0.07%	+0.01%+0.34%	-0.14%+0.19%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA
Fair value per SO	23.9-27.2	23.6-27.1	21.2-24.2	20.8-23.6	20.4-23.22	25.3-28.2	24.3-27.8

Date of grant	12/05/2017	12/15/2017	01/15/2018	04/16/2018	05/15/2018	06/15/2018
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	12/05/2027	12/15/2027	01/15/2028	04/16/2028	05/15/2028	06/15/2028
Number of SO granted	625,200	8,300	15,500	16,500	16,500	23,600
Share entitlement per SO	1	1	1	1	1	1
Exercise price	39.00	38.18	43.60	38.64	40.84	38.92
Valuation method used	Black—Scholes
Grant date share fair value	35.73	36.43	43.60	38.64	40.84	35.48
Expected volatility	43.23%	43.13%	45.57%	46.37%	46.15%	45.95%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate(1)	-0.23%+0.07%	-0.23%+0.07%	0.32%	0.35%	0.41%	0.23%
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA
Fair value per SO	12.9-14.7	13.5-15.4	18.1-20.2	16.3-18.2	17.2-19.2	13.8-15.6

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of grant	06/22/2018	07/16//2018	08/15/2018	09/17/2018	10/15/2018	11/15/2018	12/17/2018
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	06/22/2028	07/16/2028	15/08/2028	09/17/2028	10/15/2028	11/15/2028	12/17/2028
Number of SO granted	50,000	28,800	33,500	80,900	76,700	26,000	7,200
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price	37.22	33.81	32.90	40.94	37.28	32.57	26.76
Valuation method used	Black and Scholes
Grant date share fair value	34.32	32.16	32.90	40.94	31.74	28.66	26.76

Expected volatility	45.85%	46.51%	46.67%	46.92%	47.12%	47.44%	47.90%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate(1)	0.19%	0.14%	0.17%	0.27%	0.37%	0.29%	0.26%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)
Fair value per SO	13.42-15.11	13.02-14.59	13.85-15.43	17.39-19.37	12.12-13.78	11.18-12.66	11.57-12.88

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO
(2)	Performance conditions: Viaskin® Peanut’s marketing authorization by the US Food and Drug Administration (U.S. FDA)

Date of grant	06/09/2018	11/29/2018	12/12/2018
Vesting period (years)	1-4	1-4	1-4
Plan expiration date	09/06/2028	11/29/2028	12/12/2028
Number of SO granted	65,000	350,000	34,000
Share entitlement per SO	1	1	1
Exercise price	36.96	30.02	27.96
Valuation method used	Black and Scholes
Grant date share fair value	36.96	27.44	27.96
Expected volatility	46.85%	47.51%	47.87%
Average life of SO	5-7	5-7	5-7
Discount rate(1)	0.21%	0.27%	0.27%
Expected dividends	0%	0%	0%
Performance conditions	Yes (2)	Yes (2)	Yes (2)
Fair value per SO	15.65-17.43	11.08-12.47	12.09-13.46

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO
(2)	Performance conditions: Viaskin® Peanut’s marketing authorization by the US Food and Drug Administration (U.S. FDA)

Change in Number of SO Outstanding

	December 31,
Number of SO	2016	2017	2018
Balance at beginning of period	861,000	1,160,060	2,133,100
Granted during the period	359,060	998,500	824,200
Forfeited during the period	25,000	24,260	227,730
Exercised during the period	35,000	1,200	268,000
Expired during the period	—	—	—
Balance at end of period	1,160,060	2,133,100	2,461,570

Breakdown of the Closing Balance

	Year ended December 31,
	2016		2017		2018
Number of SO	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
SO with exercise price of €7.57	471,000	—	471,000	471,000	203,000	203,000
SO with exercise price of €19.01	40,000	40,000	40,000	40,000	40,000	40,000
SO with exercise price of €48.90	120,000	45,000	120,000	75,000	120,000	90,000
SO with exercise price of €66.06	170,000	—	170,000	85,000	170,000	127,500
SO with exercise price of €65.68	75,000	—	75,000	18,750	75,000	37,500
SO with exercise price of €62.82	33,000	—	33,000	8,250	22,000	11,000
SO with exercise price of €59.04	22,000	—	22,000	5,500	—	—
SO with exercise price of €53.96	110,000	—	101,300	24,425	87,500	54,687
SO with exercise price of €62.24	10,000	—	10,000	2,500	10,000	5,000
SO with exercise price of €62.80	9,300	—	9,300	2,325	9,300	4,650
SO with exercise price of €64.39	16,500	—	9,300	2,325	9,300	4,650
SO with exercise price of €68.33	8,300	—	8,300	2,075	8,300	4,150
SO with exercise price of €69.75	74,960	—	72,900	18,225	51,995	25,997
SO with exercise price of €66.35	—	—	1,100	275	1,100	550
SO with exercise price of €66.11	—	—	19,100	—	19,100	7,162
SO with exercise price of €66.25	—	—	7,200	—	7,200	2,700
SO with exercise price of €60.77	—	—	16,500	—	7,200	2,700
SO with exercise price of €59.05	—	—	118,500	—	91,000	34,125
SO with exercise price of €60.54	—	—	111,600	—	111,600	41,850
SO with exercise price of €71.61	—	—	30,900	—	7,200	1,800
SO with exercise price of €74.22	—	—	52,600	—	45,400	11,350
SO with exercise price of €39.00	—	—	625,200	—	540,075	135,018
SO with exercise price of €38.18	—	—	8,300	—	8,300	2,075
SO with exercise price of €43.60	—	—	—	—	8,300	—
SO with exercise price of €38.64	—	—	—	—	16,500	—
SO with exercise price of €40.84	—	—	—	—	16,500	—
SO with exercise price of €38.92	—	—	—	—	23,600	—
SO with exercise price of €37.22	—	—	—	—	50,000	—
SO with exercise price of €33.81	—	—	—	—	28,800	—
SO with exercise price of €32.90	—	—	—	—	33,500	—
SO with exercise price of €36.96	—	—	—	—	65,000	—
SO with exercise price of €40.94	—	—	—	—	80,900	—
SO with exercise price of €37.28	—	—	—	—	76,700	—
SO with exercise price of €32.57	—	—	—	—	26,000	—
SO with exercise price of €30.02	—	—	—	—	350,000	—
SO with exercise price of €27.96	—	—	—	—	34,000	—
SO with exercise price of €37.24	—	—	—	—	7,200	—
Total	1,160,000	85,000	2,133,100	755,650	2,461,570	847,464

The exercise prices, anticipated lifetime, and fair value of the underlying shares based on the share price on the Euronext market on the grant date of the warrants were used for the valuation of each category of compensation in shares.

17.9 FREE SHARES

The 2012, 2013 and 2014 free shares are subject to a two-year vesting period.

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

•

One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the first patient in the Viaskin® Milk phase II study.

(2)	The acquisition of free shares is contingent for the Key Managers, including Dr. Benhamou, upon the achievement of the three performance criteria below:

•

One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin® Peanut phase III study a maximum of twelve (12) months after the inclusion of the first patient in the study.

•

One-third of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of a protocol for the Phase III trial of Viaskin® Peanut.

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

•

Half of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) inclusion of the 100th patient in the Viaskin® Peanut phase III study a maximum of twelve (12) months after the inclusion of the first patient in the study.

•

Half of the shares allocated to Key Managers will only be acquired from the later of the two following dates (i) expiry of a period of two years from the date of allocation and (ii) approval by the FDA of a protocol for the Phase III trial of Viaskin® Peanut.

(4)	The acquisition of free shares is contingent for all the employees, including Dr. Benhamou, upon the achievement of the three performance criteria below:

•

One third of the shares will only be acquired from the later of the following two dates : (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin® Peanut; the Board of Directors, during its meeting on February 15, 2018, decided that, following FDA’s written responses to the clinical pre-BLA meeting package submitted by the Company, which reflected agreement on the content of the clinical module of the BLA for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age, the performance criteria was achieved.

•

One third of the shares will only be acquired from the later of the following two dates : (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin® Milk.

•

One third of the shares will only be acquired from until the later of the following two dates: (i) the end of the 2 year vesting period which runs from September 30, 2015 and (ii) the beginning of clinical testing of another product candidate from the Viaskin® platform.

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

•

One third of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin® Peanut; the Board of Director, during its meeting on February 15, 2018, had decided that following the FDA’s written responses to the clinical pre-BLA meeting package submitted by the Company, which reflected agreement on the content of the clinical module of the BLA for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age, the performance criteria was achieved.

•

One third of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin® Milk.

•

One third of the shares will only be acquired from until the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant date and (ii) the beginning of clinical testing of another product candidate from the Viaskin® platform.

(2)	The acquisition of free shares is contingent for key and new employees upon the achievement of the two performance criteria below:

•

Half of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase III ‘Pepites’ trial for Viaskin® Peanut; the Board of Director, during its meeting on February 15, 2018, had decided that following the FDA’s written responses to the clinical pre-BLA meeting package submitted by the Company, which reflected agreement on the content of the clinical module of the BLA for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age, the performance criteria was achieved.

•

Half of the shares will only be acquired from the later of the following two dates: (i) the end of the 2 year vesting period which runs from Grant Date and (ii) achievement of the primary efficacy endpoint of the Phase II ‘Miles’ trial for Viaskin® Milk.

Performance conditions other than market conditions, which are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount, but are not taken into account when estimating the fair value of the shares.

Board of Directors Grant date	03/14/2017	04/20/2017	06/22/2018	06/09/2018	01/11/2018	12/12/2018	17/12/2018 12/12/2018
Vesting period (years)	2	2	1	1	1	1	1
Lockup period	0	0	2	2	2	2	2
Number of free shares granted	22,500	24,000	486,153	450	57,000	16,250	3,000
Share entitlement per free share	1	1	1	1	1	1	1
Grant date share fair value	68.07	61.20	34.32	36.96	33.33	27.96	26.76
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	yes (1)	yes (1)	yes (2)	yes (2)	yes (2)	yes (2)	yes (2)
Expected turnover during the vesting period	0%	0%	0%	0%	5%	5%	5%

(1)	The acquisition of free shares is contingent for key and new employees upon the achievement of the two performance criteria below:

•

Half of the Shares allocated will not be acquired until the later of the following two dates: (i) the end of the two (2)-year acquisition period which runs from today and (ii) submission of the application for market authorization from the FDA for Viaskin® Peanut.

•

Half of the Shares allocated will not be acquired until the later of the following two dates: (i) the end of the two (2)-year acquisition period which runs from today and (ii) the first date of sale of Viaskin® Peanut in the United States.

(2)	The definitive allocation of the free shares will only occur at the later of the following two dates, subject to the presence requirement:

(i)	expiry of the current acquisition period as from their initial allocation; and

(ii)	approval of Viaskin® Peanut by the US Food and Drug Administration (U.S. FDA) (performance condition).

A turnover rate is applied for each instrument according to its respective characteristics and composition.

In December 2018, following the decision to voluntarily withdraw its application for BLA for Viaskin® Peanut for the treatment of peanut allergy in children 4 to 11 years of age, the expected dates of achievement of the performance conditions such as Viaskin® Peanut’s marketing authorization by the FDA and the first date of sale of Viaskin® Peanut in the United States have been reviewed by the company. The spread of the IFRS 2 expense over the acquisition has been modified accordingly.

Change in Number of Free Shares Outstanding

	Year ended December 31,
Number of Free shares	2016	2017	2018
Balance at beginning of period	1,008,329	1,036,850	822,856
Granted during the period	310,350	46,500	562,853
Forfeited during the period	24,000	18,650	36,525
Exercised during the period	257,829	241,844	776,956
Expired during the period	—	—	—
Balance at end of period	1,036,850	822,856	572,228

Note 18: Financial Revenue and Expenses

The financial income and expenses are broken down as follows:

	Year ended December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Financial revenues	1,646	616	493
Financial expenses	(145)	(3,325)	(351)

Total	1,500	(2,709)	141

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

Reconciliation between the Effective and Nominal Income Tax Expense

The following table shows the reconciliation between the effective and nominal tax expense at the nominal standard French rate of 33.33% as of December 31, 2016 and 2017 and 28.0% as of December 31, 2018 (excluding additional contributions):

	Year ended December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
(Loss) before taxes	(114,531)	(147,692)	(166,061)
Theoretical group tax rate	33,33%	33,33%	28,00%
Nominal tax expense	38,173	49,226	46,497
Increase/decrease in tax expense arising from:
Permanent differences	—	—	—
Research tax credit	2,409	3,110	3,089
Share-based compensation	(11,451)	(10,260)	(7,253)
Non recognition of deferred tax assets related to tax losses and temporary differences	(29,195)	(41,453)	(54,205)
Other differences	64	622	11,887
Effective tax expenses	—	—	(15)
Effective tax rate	0%	0%	0,01%

Deferred Tax Assets and Liabilities

As mentioned in Note 3.15, the Company has not recognized deferred tax assets in the Consolidated Statements of Financial Position. The amount of the losses carried forward at the end of December 2018 is €531 million including €527 million for DBV Technologies S.A.

Note 20: Commitments

Obligations Under the Terms of the Ordinary Rental Agreements

The principal offices of the Company occupy a 4,770 square meter facility consisting of office and laboratory space, pursuant to a lease agreement dated March 3, 2015, which expires on March 8, 2024. The Company also has a second facility in Bagneux, France, which was its former corporate headquarters. This facility consists of 1,479 square meters of office and laboratory space and is used primarily by the Company’s industrial and production teams. This lease expires on May 31, 2020. A new addendum for the period 2020 to 2029 was signed on April 13, 2018. An additional lease for offices in Montrouge (France) was signed on June 4, 2018.

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

The Company also leases a commercial facility of 8,919 square feet in Summit, New Jersey, which is intended to support the manufacturing needs through the launch and commercialization of Viaskin® Peanut in North America, if the appropriate regulatory approvals are received. This lease commenced on September 19, 2016 for a period of eight years and four months. This lease includes extension options of two to five-year periods. An additional lease for the US subsidiary’s office space in Summit, New Jersey was signed on July 11, 2018.

The amount of future rents and charges in that capacity breaks down as follows at December 31, 2018:

12/31/2018
2019	3,965
2020	4,047
2021	4,064
2022	4,058
2023	3,785
2024	3,211
2025	1,998
2026	2,014
2027	1,700
2028	1,031
2029	393

Total	30,267

The Company has signed various ordinary rental agreements for office equipment and vehicles. The future rental payments as at December 31, 2018 are as follows:

•	2019: €77 thousands;

•	2020: €70 thousands;

•	2021: €16 thousands.

Obligations Under the Terms of Other Agreements

The Company signed with its bank CIC an acquisition contract of monetary market fund “SICAV CM-CIC” pledged as a guarantee for the ordinary rental agreements of the premises of Bagneux for an amount of €0.4 million.

The Company also signed a letter of credit to ensure the sub-lease of its premises of its New York subsidiary company for $164 thousand due on March 17, 2015. This credit note has not been extended for an additional year in 2016.

A letter of credit has also been signed by the Company in April 2016 for $143 thousand to ensure the lease of its premises of its Summit (NJ) subsidiary. This credit note has been extended for an additional year.

A letter of credit has also been signed by the Company in May 2017 for $300 thousands to ensure the lease of its premises of its New York subsidiary.

The Company took in 2015 a term deposit for a sum of €227 thousand over 3 years.

In addition, the Company has subscribed a €3,500 thousand term deposit with the CIC banking institution as collateral for a foreign exchange pledged security up to €50 million.

As it has sub-contracted several important functions, the Company has been required to conclude, within the framework of its current operations, sub-contracting contracts or short- or medium-term delegation contracts with various third parties, in France and abroad, which include various obligations that are usual in these circumstances.

Within the context of launching its clinical studies for Viaskin® Peanuts and Viaskin® Milk products, the Company signed agreements with several contract research organizations (CRO).

The ongoing studies amount globally to €101.3 million. As of December 31, 2018, the amount remaining to pay as part of these contracts until year ended 2021 is €34.9 million.

On January 7, 2009, the Company entered into an assignment, development and co-ownership agreement with Public Welfare-Hospitals of Paris (L’Assistance Publique—Hopitaux de Paris), or AP-HP, and Université Paris-Descartes, or UPD, by which the Company agreed to terms of co- ownership with AP-HP and UPD of certain U.S. and foreign patents and patent applications, referred to herein as the shared patents. The Company, and any licensees or sublicensees the Company designates, have the exclusive right to commercial uses of the shared patents. AP-HP and UPD agreed to use the shared patents only for internal research purposes and not to license the shared patents to any third party. Upon commercialization of any product covered by the shared patents, which the

Company expects would include its Viaskin® product candidates, the Company will be obligated to pay AP-HP and UPD a percentage of net sales as a royalty. This royalty varies depending on the particular patent used in the product and is in the low single digits. Additionally, if the Company licenses any of the shared patents to a third party and a licensee commercializes products covered by such shared patents, the Company will be obligated to pay AP-HP and UPD a percentage in the low single digits of the money it receives from its licensee. If the Company does not sell any of its product candidates covered by the shared patents within 30 months from the date it first markets such product candidates, AP-HP may, upon six months’ notice and subject to certain exceptions, convert its exclusive right to the commercial use of the shared patents to a non-exclusive right. Any party may terminate the license in the event of another party’s substantial breach which remains uncured after six months of receiving written notice of such breach. The agreement will also terminate in the event the Company ceases operations or is subject to a dissolution or bankruptcy proceedings. Absent early termination, the agreement will automatically terminate upon the expiration of the last shared patent. In the event the agreement is terminated, the Company would no longer have the exclusive right to commercial use of the shared patents, though it would retain its shared ownership rights. In addition, its ownership stake in certain jointly made improvements covered by the shared patents would survive termination of the agreement. The longest lived patent rights licensed to the Company under the agreement are currently expected to expire in 2028. To date, this agreement has not had an impact on the Company’s financial statements.

Note 21: Relationships with Related Parties

The compensation amounts for 2018 presented below, which were awarded to the Corporate Officers and the members of the Executive Committee of the Company totals 17.4 million euros.

Following the reorganization of the Company at the beginning of 2015, the Company henceforth considered the members of the Executive Committee to be related parties.

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Corporate officers	714	745	1,496
Executive committee	2,268	2,184	3,325
Directors’ fees	195	407	469
Share-based payments to members of the Board of Directors	13,714	12,018	12,189

Total	16,891	15,353	17,478

In accordance with the decisions of the Board of Directors of September 25, 2012 and April 6, 2016, following the termination of the Chief Executive Officer, Mr. Pierre-Henri Benhamou, and after having noted that the payment conditions were fulfilled, the Board of Directors during its meeting held on November 28, 2018 decided the payment of the severance amounting a total of 876 thousand euros.

The methods for the valuation of the benefit related to share-based payments are presented in Note 17.

The company has entered into agreements with some of its directors, particularly in the context of its commercial deployment in the United States. The expense recognized for these contracts amounted to 49 thousand euros at December 31, 2018 compared to 45 thousand euros at December 31, 2017.

As part of its commercial rollout in the United States, the Company entered into an agreement in December 2016 with one of its Directors for Commercial strategy consulting works. The expenses recorded in 2018 and in 2017 as part of this agreement amounts respectively €45 thousands.

A schedule of amounts payable to related parties:

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Compensation	767	689	66
Directors’ fees	195	432	469
Pension obligations	342	402	419

Total	1,304	1,523	954

Note 22: Earnings Per Share

Taking into account the division of the nominal value of shares of the Company by 15, which was decided by the annual general meeting on December 9, 2011 the amount of shares is adjusted, and multiplying it by 15, for all the outstanding shares presented. The basic earnings per share is calculated by dividing the net income going to the shareholders of the Company by the weighted average number of common shares outstanding during the course of the fiscal year. The weighted average number of shares was 24,454,850 in 2016. The weighted average number of shares was 24,757,176 in 2017. The weighted average number of shares was 28,924,976 in 2018.

The instruments that entitle their holders to a portion of the share capital on a deferred basis (BSAs, BSPCEs) are considered to be anti-dilutive (2,360,945 instruments in 2016, 3,309,539 instruments in 2017 and 3,366,296 instruments in 2018). These instruments are presented in detail in Note 17. Therefore, the diluted earnings per share are identical to the basic earnings per share.

	December 31,
	2016	2017	2018
	(Amounts in thousands of Euros)
Net income of the reporting period	(114,531)	(147,693)	(166,076)
Adjusted weighted average number of outstanding shares	24,454,850	24,757,176	28,924,976

Basic / Diluted earnings per share (€/share)	(4.68)	(5.97)	(5.74)

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

Liquidity Risk

As of December 31, 2018, the Company had €122.8 million in cash and cash equivalents compared to €137.9 million of cash and cash equivalents as of December 31, 2017. The Company has incurred operating losses and negative cash flows from operations since inception, incurred a net loss of €166.1 million during the year ended December 31, 2018, and has an accumulated deficit and reserves of €254.9 million as of December 31, 2018. Net cash used in operating activities was €136.6 million for the year ended December 31, 2018 and €114.3 million for the year ended December 31, 2017.

The Company has primarily funded these losses through equity financings, and by obtaining public assistance in support of innovation and reimbursements of research tax credit. To date, the Company has not generated any product revenue and the Company continues to prepare for the potential launch of its Viaskin® Peanut product candidate in North America planned in 2020 for which its BLA submission to the US FDA is expected in the third quarter of 2019. The Company expects operating losses to continue for the foreseeable future. Current cash-on-hand and cash equivalents are not projected to be sufficient to support the operating plan for the next 12 months despite additional funds raised in March 2018. The Company expects to be short in cash during the fourth quarter of 2019. As such, there is substantial doubt regarding Company’s ability to continue as a going concern.

The Company expects to seek additional funds, most likely from equity and/or debt financings. However, no assurance can be given at this time as to whether the Company will be able to achieve these financing objectives.

Company’s financial statements have been prepared on a going concern basis assuming that the Company will be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

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

For 2018, approximately 34% of our purchases and other external expenses have been made in U.S. dollars compared with less than 12% in 2017 and 2016. Exchange rate effects have a non-significant impact on the Group’s consolidated net position. At this stage, the company has not put in place any hedging instruments.

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

Note 24: Events After the Close of the Fiscal Year

On January 3, 2019, the Company announced the following changes to its leadership team as the Company strengthens its organizational competencies in the development of the Viaskin® platform:

•

DBV’s Chief Scientific Officer (CSO), Dr. Hugh Sampson, assumed the role of interim Chief Medical Officer (CMO) effective on January 3, 2019. Dr. Sampson succeeded Dr. Lucia Septien-Velez, who decided to leave the Company to pursue other opportunities. As CSO and interim CMO, Dr. Sampson leads both the scientific and medical teams at the Company and reports to Daniel Tassé, Chief Executive Officer of DBV Technologies.

•

Following recent interactions with the U.S. Food and Drug Administration (FDA), Julie O’Neill, a member of DBV’s Board of Directors, was engaged to direct all product development, manufacturing, supply chain, quality assurance, and end-to-end process optimization at the Company. She directly advises Daniel Tassé. Julie, who was appointed to DBV’s Board of Directors in 2017, continues to serve as a director, while overseeing the anticipated submission of the Viaskin® Peanut BLA in children 4 to 11 years of age. Most recently, Julie was Executive Vice President, Global Operations for Alexion Pharmaceuticals Inc.

A class action complaint was filed on January 15, 2019 in the United States District Court for the District of New Jersey, entitled Travis Ito-Stone v. DBV Technologies, et al., Case No. 2:19-cv-00525. The complaint alleges that the Company and its former Chief Executive Officer, its current Chief Executive Officer and its Deputy Chief Executive Officer violated certain federal securities laws, specifically under Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. The plaintiff seeks unspecified damages on behalf of a purported class of purchasers of our securities between February 14, 2018 and December 19, 2018. The Company believes that the allegations contained in the complaint are without merit and intend to defend the case vigorously. However, whether or not the plaintiff’s claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of the Company’s business. If the Company is ultimately required to pay significant defense costs, damages or settlement amounts, such payments could adversely affect its operations.

The Company may be the target of similar litigation in the future. Any future litigation could result in substantial costs and divert management’s attention and resources, which could cause serious harm to the Company’s business, operating results and financial condition. The company maintains liability insurance; however, if any costs or expenses associated with this or any other litigation exceed its insurance coverage, the Company may be forced to bear some or all of these costs and expenses directly, which could be substantial.

On February 13, 2019, the Company announced that expects to resubmit its BLA for Viaskin® Peanut for the treatment of peanut allergic children 4 to 11 years of age in the third quarter of 2019.

On March 4, 2019, the board of directors appointed existing board member, Michel de Rosen, as Non-Executive Chairman of the board. Mr. de Rosen succeeds the Company’s co-founder, Dr. Benhamou, who retired from his position as DBV’s Non-Executive Chairman and board member. Dr. Benhamou joined the Company’s Scientific Advisory Board on March 4, 2019. Additionally, Mr. Tassé was appointed to the board of directors, replacing Dr. Benhamou. With these changes, DBV’s board of directors currently consists of eight directors.

On March 5, 2019, the Company also provided an update on leadership and operational changes:

•	Charles Ruban, former Chief Operating Officer, who oversaw regulatory, product development and commercial operations, resigned from the Company to pursue new opportunities, effective March 15, 2019.

•

Laurent Martin, former Chief Development Officer, resigned from his regulatory and product development role, effective March 15, 2019. Mr. Martin continues to serve as DBV’s Pharmacien Responsable (Responsible Pharmacist) in accordance with applicable regulations in France while a search for a replacement is planned.

•

Kevin Trapp, Chief Commercial Officer, currently reports to Mr. Tassé. In addition, Mr. Martin’s primary responsibilities were assumed by Julie O’Neill, DBV’s manufacturing and operations leader, who oversees product development, manufacturing, supply chain, quality assurance, and end-to-end process optimization at the Company. As announced in January 2019, Ms. O’Neill reports to Mr. Tassé.

The company believes these changes in leadership will flatten the organizational structure to support its evolution from a late-stage research and development company into a potentially commercial-stage company.

The Company may be the target of similar litigation in the future. Any future litigation could result in substantial costs and divert management’s attention and resources, which could cause serious harm to the Company’s business, operating results and financial condition. The company maintains liability insurance; however, if any costs or expenses associated with this or any other litigation exceed its insurance coverage, the Company may be forced to bear some or all of these costs and expenses directly, which could be substantial.

The Company evaluated all other subsequent events that occurred after December 31, 2018 through the date of issuance of the consolidated financial statements and determined there are no other significant events that require adjustments or disclosure.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DBV Technologies S.A.

/s/ Daniel Tassé
Name: Daniel Tassé
Title: Chief Executive Officer (Principal Executive Officer)

Date: April 1, 2019