Form 20-F
period 2019-12-31
DBV Technologies S.A.
filed 2020-03-20
CIK 1613780

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Mr. Daniel Tassé

Chief Executive Officer and Director

DBV Technologies S.A.

177-181 avenue Pierre Brossolette

92120 Montrouge France

Tel: +33 1 55 42 78 78 Fax: +33 1 43 26 10 83

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one-half of one ordinary share, nominal value €0.10 per share	DBVT	The Nasdaq Stock Market LLC
Ordinary shares, nominal value €0.10 per share*	*	The Nasdaq Stock Market LLC*

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

Ordinary shares, nominal value €0.10 per share: 47,028,510 as of December 31, 2019

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

We own various trademark registrations and applications, and unregistered trademarks and servicemarks, including, “ViaskinTM,” “EPITTM,” “DBV Technologies®”, “AbyldisTM” and our corporate logo. All other trademarks or trade names referred to in this Annual Report on Form 20-F are the property of their respective owners. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 20-F are the property of their respective holders. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements are presented in euros. All references in this Annual Report on Form 20-F to “$,” “US$,” “U.S.$” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars, and all references to “€” and “euros” mean euros, unless otherwise noted. Throughout this Annual Report on Form 20-F, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report on Form 20-F, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report on Form 20-F, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•

our expectations regarding the timing or likelihood of regulatory filings and approvals, including with respect to our submission and the ongoing review of a Biologics License Application for ViaskinTM Peanut by the U.S. Food and Drug Administration;

•	the sufficiency of existing capital resources and our ability to continue as a going concern;

•	our ability to manufacture clinical and commercial supplies of our product candidates and comply with regulatory requirements related to the manufacturing of our product candidates;

•	our ability to build our own sales and marketing capabilities, or seek collaborative partners, to commercialize ViaskinTM Peanut and/or our other product candidates, if approved;

•	the commercialization of our product candidates, if approved;

•

our expectations regarding the potential market size and the size of the patient populations for ViaskinTM Peanut and/or our other product candidates, if approved, and our ability to serve such markets;

•	the pricing and reimbursement of our product candidates, if approved;

•	the rate and degree of market acceptance of ViaskinTM Peanut and/or our other product candidates, if approved, by physicians, patients, third-party payors and others in the medical community;

•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical trials;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	our financial performance;

•	developments relating to our competitors and our industry, including competing therapies; and

•	other risks and uncertainties, including those listed in the section of this Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

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

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 20-F, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.    Selected Financial Data

Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected statements of consolidated income data for the years ended December 31, 2017, 2018 and 2019 and selected statements of consolidated financial position data as of December 31, 2017, 2018 and 2019 from our consolidated audited financial statements included elsewhere in this Annual Report on Form 20-F. The selected consolidated statement of income data for the years ended December 31, 2015 and 2016 and the selected consolidated financial position data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.

Statement of Income (Loss) Data (in thousands, except share and per share data):

	Year Ended December 31,
	2015	2016	2017	2018	2019
	Euro	Euro	Euro	Euro	Euro	US$(1)
Operating income	€6,166	€9,084	€11,909	€14,537	€13,139	$14,751
Operating expenses:
Cost of goods sold	(128)	—	—	—	—	—
Research and development	(34,234)	(78,828)	(105,232)	(107,171)	(101,497)	(113,950)
Sales and marketing	(491)	(11,282)	(15,824)	(32,169)	(18,941)	(21,265)
General and administrative	(16,859)	(35,005)	(35,837)	(41,399)	(44,401)	(49,849)
Total expenses	(51,712)	(125,115)	(156,892)	(180,739)	(164,839)	(185,065)
Operating (loss)	(45,546)	(116,031)	(144,983)	(166,202)	(151,700)	(170,314)
Financial profit (loss)	871	1,500	(2,709)	141	(1,341)	(1,506)
Income tax	—	—	(1)	(15)	(545)	(612)
Net (loss)	€(44,674)	€(114,531)	€(147,693)	€(166,076)	€(153,587)	$(172,432)
Earnings (loss) per share(2)
Basic	€(2.08)	€(4.68)	€(5.97)	€(5.74)	€(4.15)	$(4.66)
Diluted	€(2.08)	€(4.68)	€(5.97)	€(5.74)	€(4.15)	$(4.66)
Number of shares used for computing
Basic	21,522,342	24,454,850	24,757,176	28,924,976	37,007,247	37,007,247
Diluted	21,522,342	24,454,850	24,757,176	28,924,976	37,007,247	37,007,247

(1)	Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of €1.00 = $1.1227 at December 31, 2019.
(2)	See Note 23 to our financial statements for further details on the calculation of basic and diluted loss per ordinary share.

Statement of Financial Position Data (in thousands, except share and per share data):

	As of December 31,
	2015	2016	2017	2018	2019
	Euros	Euros	Euros	Euros	Euros	US$(1)
Cash and cash equivalents	323,381	256,473	137,880	122,770	172,027	193,134
Total assets	343,280	287,500	177,807	171,749	241,476	271,105
Total shareholders’ equity	322,076	242,849	129,923	121,286	171,563	192,613
Total non-current liabilities	5,183	15,649	11,954	6,919	21,845	24,526
Total current liabilities	16,021	29,002	35,930	43,543	48,068	53,966
Total liabilities	21,204	44,651	47,884	50,463	69,913	78,491
Total liabilities and shareholders’ equity	343,280	287,500	177,807	171,749	241,476	271,105

(1)	Translated solely for convenience into dollars at the noon buying rate of the Federal Reserve Bank of New York of €1.00 = $1.1227 at December 31, 2019.

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

Risks Related to Our Financial Condition and Capital Requirements

We Have Incurred Significant Losses Since Our Inception And Anticipate That We Will Continue To Incur Significant Losses For The Foreseeable Future.

We are a clinical-stage biopharmaceutical company, and we have not yet generated significant income from operating activities. We have incurred net losses in each year since our inception in 2002, including net losses of €147.7 million, €166.1 million and €153.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. As of December, 31, 2019, we had an accumulated deficit and reserves of €405 million.

We have devoted most of our financial resources to research and development, including our clinical and pre-clinical development activities. To date, we have financed our operations primarily through the sale of equity securities, obtaining public assistance in support of innovation, such as conditional advances from OSEO Innovation, or OSEO, reimbursements of research tax credit claims and strategic collaborations. The amount of our future net losses will depend, in part, on the pace and amount of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations, or additional grants or tax credits. To date, we have not generated any product revenue and we continue to prepare for the potential launch of ViaskinTM Peanut in North America, which we expect in the second half of 2020, if approved. Even if we obtain regulatory approval to market ViaskinTM Peanut or any other product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for any approved products in those markets.

Our near-term prospects, including our ability to finance our company and generate revenue, will depend heavily on the successful development, regulatory approval and commercialization of ViaskinTM Peanut. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•

seek regulatory and marketing approvals and pursue commercial activities for ViaskinTM Peanut, for which our Biologics License Application, or BLA, submission is currently under review by the U.S. Food and Drug Administration, or FDA;

•	seek regulatory and marketing approvals for our other product candidates that successfully complete clinical trials;

•

continue to establish a sales, marketing and distribution infrastructure to commercialize ViaskinTM Peanut, if approved, and any other products for which we may obtain marketing approval, especially in North America;

•	further develop the manufacturing process for our product candidates;

•	change or add additional manufacturers or suppliers;

•	continue our research, pre-clinical and clinical development of our product candidates;

•	expand the scope of our current clinical trials for our product candidates;

•	initiate and conduct any post-approval clinical trials, if required by the FDA, for our approved products, if any;

•	initiate additional pre-clinical, clinical or other studies for our product candidates;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	attract and retain new and existing skilled personnel;

•

add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts, as well as a company listed on both the U.S. and French stock markets; and

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

We are currently advancing our product candidates through pre-clinical and clinical development. Developing product candidates is expensive, lengthy and risky, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we seek regulatory approval for ViaskinTM Peanut and advance ViaskinTM Milk through clinical development. Furthermore, if we obtain marketing approval for ViaskinTM Peanut or any other product candidate that we may develop, we expect our commercialization expenses related to product sales, marketing, distribution and manufacturing to increase significantly as we further develop the appropriate infrastructure to commercialize. In addition, our expenses could increase beyond expectations if the FDA requires us to perform nonclinical studies, clinical trials or post-approval clinical trials for our approved products, if any, in addition to those that we currently anticipate.

As of December 31, 2019, our cash and cash equivalents were €172.0 million. We have primarily funded our operations through equity financings, and by obtaining public assistance in support of innovation and reimbursements of research tax credits. To date, we have not generated any product revenue and we continue to prepare for the potential launch of our ViaskinTM Peanut product candidate in North America in the second half of 2020, if approved. In October 2019, we announced the FDA’s acceptance for review of our Biologics License Application for ViaskinTM Peanut, with a target action date, provided by the FDA, of August 5, 2020. On March 16, 2020, we announced that the FDA has informed us that during its ongoing review of the BLA, it has identified questions regarding efficacy, including the impact of patch-site adhesion. We are in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from our clinical program as well as on our long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, we have received no additional information regarding the timeline of the BLA review, and to our knowledge, the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date.

We expect operating losses to continue for the foreseeable future. Based on our current operations, plans and assumptions, current cash-on-hand and cash equivalents, including the €136.4 million net proceeds from our offering in the first quarter of 2020, after deducting commissions and estimated offering expenses, are projected to be sufficient to fund our operating plan into the first quarter of 2021.

We expect that we will need to raise additional capital in the future as we commercialize ViaskinTM Peanut, if approved, and continue to discover and develop other product candidates using our ViaskinTM Platform. We may seek to finance our future cash needs through a combination of public or private equity or debt financings, collaborations, license and development agreements and other forms of non-dilutive financings. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

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

If we are unable to obtain sufficient funding on a timely basis, we may be required to scale back our operating plan, significantly curtail, delay or discontinue one or more of our research or development programs or the launch and commercialization of ViaskinTM Peanut in North America, if approved, or the commercialization of any other product candidate, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

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

In addition, the French Commercial Code imposes certain limitations on our ability to price any offering of our share capital without preferential subscription right (sans droit préférentiel de souscription), which limitation may prevent us from successfully completing any such offering. Specifically, under the French Commercial Code, unless the offering is less than 10% of issued share capital, securities cannot be sold in an offering at a price that is more than a 5% discount to the volume weighted average trading price on Euronext Paris over the last three trading days preceding the commencement of the marketing of the transaction. In addition, the combined shareholders’ meeting dated May 24, 2019 granted authority to our board of directors to increase our share capital up to 30% of issued share capital, if the investors in such offering fit within a category of persons meeting certain characteristics. In this case securities cannot be sold in such an offering at a price that is more than a 15% discount to (i) the average trading price on Euronext Paris over five consecutive trading days chosen among the last thirty trading sessions preceding the commencement of the marketing of the transaction or (ii) the weighted average trading price the day preceding the commencement of the marketing of the transaction.

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

If We Do Not Obtain The Capital Necessary To Fund Our Operations, We Will Be Unable To Successfully Commercialize, Develop Or Pursue Regulatory Approval For Our Biopharmaceutical Products.

The development of biopharmaceutical products is capital-intensive. We anticipate that we may require additional financing to continue to fund our operations. Our future capital requirements will depend on, and could increase significantly as a result of, many factors including:

•	the FDA’s approval of our BLA for ViaskinTM Peanut;

•

the costs of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, especially in North America;

•	the costs of securing manufacturing arrangements for commercial production;

•	revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•

the scope, progress in, results and the costs of, our pre-clinical studies and clinical trials and other research and development programs, particularly as we seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the achievement of milestones or occurrence of other developments that trigger payments under our existing collaboration agreements, and any additional collaboration agreements we may enter into;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under our existing collaboration agreements and future collaboration agreements, if any; and

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through a combination of public or private equity or debt financings, collaborations, license and development agreements and other forms of non-dilutive financings. Uncertainty and dislocations in the financial markets have generally made equity and debt financing more difficult to obtain, and may have a material adverse effect on our ability to meet our future fundraising needs. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts. Additional funding, if obtained, may significantly dilute existing shareholders if that financing is obtained through issuing equity or instruments convertible into equity. We could also be required to seek funds through collaborations or licensing arrangements with third parties, and we could be required to do so at an earlier stage than otherwise would be desirable. In connection with any such collaborations or licensing arrangements, we may be required to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates, grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

Our Product Development Programs For Candidates May Require Substantial Financial Resources And May Ultimately Be Unsuccessful.

In addition to the development of our lead product candidates, we have completed and commenced a number of proof-of-concept trials in the field of inflammatory and autoimmune diseases. In November 2015, Dr. Jonathan Spergel from the Children’s Hospital of Philadelphia, or CHOP, initiated the Study of ViaskinTM Milk in MILk-Induced Eosinophilic Esophagitis, or SMILEE, a Phase IIa clinical trial assessing the safety and efficacy of ViaskinTM Milk for the treatment of milk-induced eosinophilic esophagitis, with findings presented in December 2018 and February 2019. We also investigated the use of ViaskinTM rPT for the reactivation of immunity against Bordetella pertussis (whooping cough) in healthy adults. Following the announcement of additional Phase I clinical trial results in September 2018, we evaluated further development pathways, including the optimization of ViaskinTM rPT. Our current early-stage development programs also include potential treatments for Crohn’s disease and respiratory syncytial virus. These development programs are still in the pre-clinical or proof-of-concept phase and may not result in product candidates we can advance to the clinical development phase. None of our other potential product candidates have commenced clinical trials, and there are a number of U.S. Food and Drug Administration, or FDA, and European Medicines Agency, or EMA, regulatory requirements that we must satisfy before we can commence these clinical trials, if at all. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other early-stage development programs may adversely affect our ability to continue development and commercialization of product candidates based on our ViaskinTM technology platform, and we may never commence clinical trials of such development programs despite expending significant resources in pursuit of their development. Even if we do commence clinical trials of our other potential product candidates, such product candidates may never be approved by the FDA or the EMA.

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

Risks Related to Product Development, Regulatory Approval and Commercialization

We Depend Almost Entirely On The Successful Development Of Our Novel ViaskinTM Technology. We Cannot Be Certain That We Will Be Able To Obtain Regulatory Approval For, Or Successfully Commercialize, ViaskinTM Products.

We currently have no drug or biological product approved for sale and may never be able to develop a marketable drug or biological product. While our Biologics License Application, or a BLA, for ViaskinTM Peanut is presently under review by FDA, we cannot assure you that ViaskinTM Peanut will successfully complete the FDA regulatory approval process and be commercialized. On March 16, 2020, we announced that the FDA has informed us that during its ongoing review of the BLA, it has identified questions regarding efficacy, including the impact of patch-site adhesion. We are in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from our clinical program as well as on our long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, we have received no additional information regarding the timeline of the BLA review, and to our knowledge, the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date. It is also possible that the FDA may require that we complete additional clinical trials of ViaskinTM Peanut. We may also receive approval in a limited patient population or we may experience delays in receiving such regulatory approval. Even if we successfully commercialize ViaskinTM Peanut, we may not be successful in developing and commercializing our other product candidates, and our commercial opportunities may be limited.

Our other lead ViaskinTM technology-based product candidate, ViaskinTM Milk, is currently in clinical development. Our business depends almost entirely on the successful clinical development, regulatory approval and commercialization of ViaskinTM Peanut and ViaskinTM Milk. ViaskinTM Milk will require substantial additional clinical development, testing, and regulatory approval before we are permitted to commence its commercialization. Our other product candidates, such as ViaskinTM Egg or ViaskinTM rPT, are still in pre-clinical or early proof-of-concept phase development. The clinical trials of our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, we must demonstrate through preclinical testing and clinical trials that, among other things, the product candidate is safe and effective for use in each target indication. This process can take many years and may include post-marketing requirements and surveillance, including the completion of pediatric studies to satisfy both U.S. and EMA requirements, which will require the expenditure of substantial resources. Of the large number of drugs in development in the

United States, only a small percentage successfully completes the FDA regulatory approval process and is commercialized. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development and clinical programs, we cannot assure you that ViaskinTM Milk or any other of our product candidates will be successfully developed or commercialized.

We are not permitted to market ViaskinTM Peanut or ViaskinTM Milk in the United States until we receive approval of a BLA from the FDA, or in any other countries until we receive the requisite approval from such countries. Obtaining approval of a BLA, or requisite approval in other countries, is a complex, lengthy, expensive and uncertain process, and the FDA may delay, limit or deny approval of ViaskinTM Peanut, for which our BLA submission is currently under review by the FDA, and ViaskinTM Milk for many reasons, including, among others:

•	we may not be able to demonstrate that ViaskinTM Peanut or ViaskinTM Milk is safe and effective in treating food allergies, to the satisfaction of the FDA;

•

the results of our clinical trials or the clinical trials conducted by third party academic institutions and included in our application package may not meet the level of statistical or clinical significance required by the FDA for marketing approval;

•	the FDA may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the FDA may require that we conduct additional clinical trials;

•	the FDA may not approve the formulation, labeling or specifications of either ViaskinTM Peanut or ViaskinTM Milk;

•	the clinical research organizations, or CROs, that we retain to conduct our clinical trials may take actions outside of our control that materially adversely impact our clinical trials;

•

the FDA may find the data from pre-clinical studies and clinical trials from either ViaskinTM Peanut or ViaskinTM Milk insufficient to demonstrate that the clinical or other benefits of either product candidate outweighs its respective safety risks;

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

•

the FDA or the applicable foreign regulatory agency may not approve the manufacturing processes or facilities of our own or of third-party manufacturers with which we contract, or may issue inspectional findings that require significant expense and time to address; or

•

the FDA may change its approval policies or adopt new regulations. Any of these factors, many of which are beyond our control, could jeopardize our ability to obtain regulatory approval for and successfully market any of our product candidates based on our ViaskinTM technology platform. Moreover, because our business is almost entirely dependent upon ViaskinTM technology, any such setback in our pursuit of regulatory approval would have a material adverse effect on our business and prospects.

In October 2017, we announced topline results from PEPITES, in which we observed a statistically significant response with a favorable tolerability profile. However, the primary endpoint, which evaluates the 95% confidence interval, or CI, in the difference in response rates between the active and placebo arms, did not reach the 15% lower bound of the CI that was proposed in the trial’s Statistical Analysis Plan submitted to the FDA. As such, our BLA and any submission we make to the other regulatory agencies for approval based on the PEPITES trial may be subject to such regulatory body’s interpretation of the CI interval.

In October 2018, we announced the submission of a BLA to the FDA for ViaskinTM Peanut for the treatment of peanut allergy in children four to 11 years of age. In December 2018, we voluntarily withdrew our BLA for ViaskinTM Peanut following correspondence with the FDA regarding additional data needs on manufacturing procedures and quality controls. In August 2019, we announced the submission of a BLA to the FDA for ViaskinTM Peanut for the treatment of peanut allergy in children four to 11 years of age. In October 2019, we announced the FDA’s acceptance for review of our BLA for ViaskinTM Peanut, with a target action date, provided by the FDA, of August 5, 2020. In February 2020, we announced that the FDA had announced an Allergenic Products Advisory Committee meeting to be held on May 15, 2020 to discuss our BLA for ViaskinTM Peanut. On March 16, 2020, we announced that the FDA has informed us that during its ongoing review of our BLA, it has identified questions regarding efficacy, including the impact of patch-site adhesion. Therefore, the Advisory Committee meeting to discuss the BLA will no longer take place as previously scheduled on May 15, 2020. We are in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from our clinical program as well as on our long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, we have received no additional information regarding the timeline of the BLA review and believe the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date. Additionally, the timing of any action by the FDA and possible regulatory paths forward cannot be guaranteed, in that, for example, the FDA may miss its own required deadlines (including the target action date assigned under the Prescription Drug User-Fee Act). We cannot assure you that the BLA will be approved or that we will not be required to conduct additional clinical trials of ViaskinTM Peanut.

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

•	extension studies on long-term tolerance could invalidate the use of our product, showing ViaskinTM does not generate a sustained protective effect;

•	the results may not confirm the positive results of earlier testing or trials; and

•	the results may not meet the level of statistical significance required by the FDA or other regulatory agencies to establish the safety and efficacy of our product candidates.

The results of pre-clinical studies do not necessarily predict clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage clinical trials. The prior clinical trials of our product candidates based on our ViaskinTM technology platform showed favorable safety and efficacy data; however, we may have different enrollment criteria in our future clinical trials. As a result, we may not observe a similarly favorable safety and efficacy profile as our prior clinical trials. In addition, we cannot assure you that in the course of potential widespread use in future, some drawbacks would not appear in maintaining production quality, protein stability or allergenic strength. Frequently, product candidates developed by pharmaceutical, biopharmaceutical and biotechnology companies have shown promising results in early pre-clinical studies or clinical trials, but have subsequently suffered significant setbacks or failed in later clinical trials. In addition, clinical trials of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates.

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

Human clinical trials are very expensive, time-consuming, and difficult to design, implement and complete. The completion of trials for ViaskinTM Peanut, ViaskinTM Milk or our other product candidates may be delayed for a variety of reasons, including delays in:

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

If Our Product Candidates Are Not Approved By The FDA, We Will Be Unable To Commercialize Them In The United States.

The FDA must approve any new drug or biologic before it can be commercialized, marketed, promoted or sold in the United States. We must provide the FDA with data from pre-clinical studies and clinical trials that demonstrate that, among other things, our product candidates are safe and effective for a defined indication before they can be approved for commercial distribution. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We must provide data to ensure the identity, strength, quality and purity of the drug substance and drug product. Also, we must assure the FDA that the characteristics and performance of the clinical batches will be replicated consistently in the commercial batches. We will not obtain approval for a product candidate unless and until the FDA approves a BLA, if at all. In October 2018, we announced the submission of a BLA to the FDA for ViaskinTM Peanut for the treatment of peanut allergy in children four to 11 years of age. In December 2018, we voluntarily withdrew our BLA for ViaskinTM Peanut following correspondence with the FDA regarding additional data needs on manufacturing procedures and quality controls. In August 2019, we announced the submission of a BLA to the FDA for ViaskinTM Peanut for the treatment of peanut allergy in children four to 11 years of age. In October 2019, we announced the FDA’s acceptance for review of our BLA for ViaskinTM Peanut, with a target action date, provided by the FDA, of August 5, 2020. In February 2020, we announced that the FDA had announced an Allergenic Products Advisory Committee meeting to be held on May 15, 2020 to discuss our BLA for ViaskinTM Peanut. On March 16, 2020, we announced that the FDA has informed us that during its ongoing review of our BLA, it has identified questions regarding efficacy, including the impact of patch-site adhesion. Therefore, the Advisory Committee meeting to discuss the BLA will no longer take place as previously scheduled on May 15, 2020. We are in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from our clinical program as well as on our long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, we have received no additional information regarding the timeline of the BLA review and believe the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date. Additionally, the timing of any action by the FDA and possible regulatory paths forward cannot be guaranteed, in that, for example, the FDA may miss its own required deadlines (including the target action date assigned under the Prescription Drug User-Fee Act). We cannot assure you that the BLA will be approved or that we will not be required to conduct additional clinical trials of ViaskinTM Peanut.

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

We have obtained fast track designation from the FDA for the development of ViaskinTM Peanut and ViaskinTM Milk in pediatric populations, and we may pursue that designation for other product candidates as well. If a product is intended for the treatment of a serious or life-threatening condition and nonclinical or clinical data demonstrate the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe our product candidates are eligible for this designation, we cannot be sure that the FDA would decide to grant it. Even if we do have fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. A fast track designation affords the possibility of rolling review, enabling the FDA to review portions of our marketing application before submission of a complete application, and priority review if supported by clinical data at the time of our BLA submission. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

The Approval Process Outside The United States Varies Among Countries And May Limit Our Ability To Develop, Manufacture And Sell Our Products Internationally. Failure To Obtain Marketing Approval In International Jurisdictions Would Prevent Our Product Candidates From Being Marketed Abroad.

In order to market and sell our product candidates in the European Union and many other jurisdictions, we, and our collaborators, must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and may involve additional testing. While we have submitted a BLA to the FDA for ViaskinTM Peanut for the treatment of peanut allergy in children four to 11 years of age, we have not sought regulatory approval to market ViaskinTM Peanut in countries other than the United States, including in Europe.

We may, in the future, conduct clinical trials for, and seek regulatory approval to market, our product candidates in countries other than the United States. Depending on the results of clinical trials and the process for obtaining regulatory approvals in other countries, we may decide to first seek regulatory approvals of a product candidate in countries other than the United States, or we may simultaneously seek regulatory approvals in the United States and other countries. If we or our collaborators seek marketing approvals for a product candidate outside the United States, we will be subject to the regulatory requirements of health authorities in each country in which we seek approvals. With respect to marketing authorizations in Europe, we will be required to submit a European Marketing Authorization Application, or MAA, to the EMA which conducts a validation and scientific approval process in evaluating a product for safety and efficacy. The approval procedure varies among regions and countries and may involve additional testing, and the time required to obtain approvals may differ from that required to obtain FDA approval.

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

Even if we receive regulatory approval for ViaskinTM Peanut or any of our other product candidates, this approval may carry conditions that limit the market for the product or put the product at a competitive disadvantage relative to alternative therapies. For instance, a regulatory approval may limit the indicated uses for which we can market a product or the patient population that may utilize the product, or may be required to carry a warning in its labeling and on its packaging. Products with boxed warnings are subject to more restrictive advertising regulations than products without such warnings. These restrictions could make it more difficult to market any product candidate effectively. Accordingly, assuming we, or our collaborators, receive marketing approval for ViaskinTM Peanut or any of our other product candidates, we and our collaborators will continue to expend time, money and effort in all areas of regulatory compliance.

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

Access To Raw Materials And Products Necessary For The Conduct Of Clinical Trials, For Commercialization, If Approved, And Manufacturing Of Our Product Candidates And Product, If Any, Is Not Guaranteed.

We are dependent on third parties for the supply of various materials, chemical or biological products that are necessary to produce patches for our clinical trials or diagnosis patches, and will be necessary to produce patches for our commercial supply, if ViaskinTM Peanut is approved. The supply of these materials could be reduced or interrupted at any time. In such case, we may not be able to find other suppliers of acceptable materials in appropriate quantities at an acceptable cost. If key suppliers or manufacturers are lost or the supply of materials is diminished or discontinued, we may not be able to continue to develop, manufacture and market our product candidates or products, if any, in a timely and competitive manner. In addition, these materials are subject to stringent manufacturing processes and rigorous testing. Delays in the completion and validation of facilities and manufacturing processes of these materials could adversely affect our ability to complete trials and commercialize our products, if any, in a cost-effective and timely manner. To prevent such situations, we intend to diversify our supply sources by identifying at a minimum a second source of supply for critical raw materials and materials, such as natural protein and polymer film with a titanium coating. If we encounter difficulties in the supply of these materials, chemicals or biological products, if we were not able to maintain our supply agreements or establish new agreements to develop and manufacture our products in the future, our business, prospects, financial condition, results and development could be significantly affected.

Relying On Third-Party Manufacturers May Result In Delays In Our Clinical Development Or Commercialization Efforts.

Developing and commercializing new medicines entails significant risks and expenses. Our clinical trials may be delayed if third-party manufacturers are unable to assure a sufficient quantity of the drug product to meet our study needs. Currently, we have only one manufacturer, Sanofi S.A., or Sanofi, of the active pharmaceutical ingredients, or API, used in our ViaskinTM product candidates, including ViaskinTM Peanut, such as peanut protein extract and unmodified allergen milk extract. In February 2020, Sanofi announced that it plans to create a new company dedicated to the production and marketing to third parties of API, which will consolidate Sanofi’s API commercial and development activities currently conducted in six of its European API production sites. While those API sites do not include the site in which the API used in our ViaskinTM product candidates is produced, there can be no assurances that this transition will not adversely impact our supply of API from Sanofi. If Sanofi does not continue to manufacture the API as required by us in a timely manner, we may not be able to find a substitute manufacturer on a timely basis and our commercialization efforts and clinic trials may be delayed. Further, we are aware that Sanofi has entered into a clinical collaboration with Regeneron and Aimmune Therapeutics, to evaluate treatment with Palforzia in combination with Dupilumab in peanut allergic patients, and commenced a Phase II clinical trial in October 2018 under this collaboration. This potential competitive dynamic may make Sanofi less inclined to continue or renew their manufacturing arrangement with us on commercially reasonable terms or at all and, notwithstanding contractual protections, Sanofi may be able to utilize knowledge gained through their relationship with us in furtherance of their development of competitive therapies.

We also expect to rely on Sanofi or other third-party manufacturers for the manufacturing of commercial supply of ViaskinTM Peanut, if approved, and any other product for which we obtain regulatory approval. Sanofi may not be able to effectively scale its manufacturing capacity of our API to meet our commercialization needs and we may be unable to establish any agreements with other third-party manufacturers or to do so on acceptable terms. Even if Sanofi is able to meet our commercialization needs or if we are able to establish agreements with other third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products, if approved, may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Our ViaskinTM Product Candidates May Not Be Able To Be Manufactured Profitably On A Large Enough Scale To Support Commercialization.

To date, our ViaskinTM product candidates have only been manufactured at a scale which is adequate to supply our research activities and clinical trials. There can be no assurance that the procedures currently used to manufacture our product candidates will work at a scale which is adequate for commercial needs and we may encounter difficulties in the production of ViaskinTM patches due to our or our partners’ manufacturing capabilities. For example, in large-scale use, there is a possibility that our electrospray manufacturing tool, ES GEN4.0, may have issues related to maintenance of production quality, protein stability, and allergenicity. Additionally, during production, the containment of the electrospray function and the use of the allergen in liquid form keep the environment from being contaminated by the allergens. However, if there is a malfunction in the handling or storage phases or during the production phases, allergens could be released into the atmosphere and sensitize anyone present in the environment. We have not built commercial-scale manufacturing facilities, and we have limited manufacturing experience with ViaskinTM patches.

Additionally, while the production process was developed in strict compliance with current regulations, due to the originality of the product, we cannot predict if European or U.S. regulatory authorities will make new regulations applicable to our production process, or if we will have any future disagreements with such regulatory authorities regarding our interpretation of the regulatory requirements.

We rely on a single supplier to produce, or contract for the production of, active ingredients for our clinical trials and for our commercial supplies of any future approved products. Even if we were to obtain access to quantities of active ingredients sufficient to allow us otherwise to expand our ViaskinTM manufacturing capabilities, we may not be able to produce sufficient quantities of the product at an acceptable cost, or at all. In the event our ViaskinTM product candidates cannot be manufactured in sufficient quantities for commercialization, our future prospects could be significantly impacted and our financial prospects would be materially harmed.

We Or The Third Parties Upon Whom We Depend May Be Adversely Affected By Earthquakes, Other Natural Disasters or Outbreaks of Contagious Diseases And Our Business Continuity And Disaster Recovery Plans May Not Adequately Protect Us From A Serious Disaster.

Earthquakes, other natural disasters or an outbreak of a contagious disease, such as the novel strain of coronavirus, or COVID-19, that recently originated in China, could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

The COVID-19 Coronavirus Could Adversely Impact Our Business, Including Our Clinical Trials.

In December 2019, COVID-19 was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including the United States and several European countries, including countries in which we have planned or ongoing clinical trials. If COVID-19 continues to spread in the United States and Europe, we may experience disruptions that could severely impact our business, including a delay in the timing of any action by the FDA, such as a delay of their review of our BLA submission for Viaskin Peanut. For example, in March 2020, the FDA announced that it will be postponing its inspections outside of the United States through April 2020, due to the COVID-19 outbreak, which may impact the FDA’s product application reviews. We may also experience disruptions that could impact our clinical trials, including:

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others; and

•

limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

For our clinical trials that are being conducted at sites outside the United States, particularly in countries which are experiencing heightened impact from COVID-19, in addition to the risks listed above, we may also experience the following adverse impacts:

•	delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

•	interruption in global shipping that may affect the transport of clinical trial materials, such as API for our product candidates used in our clinical trials;

•

changes in local regulations as part of a response to the COVID-19 outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•

delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•	refusal of the FDA to accept data from clinical trials in these affected geographies.

If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

The global outbreak of COVID-19 continues to rapidly evolve. For example, on March 11, 2020, President Trump announced the 30-day suspension of all travel by foreign nationals from Europe to the United States, effective March 13, 2020. On March 13, 2020, President Trump declared a national emergency under the Robert T. Stafford Disaster Relief and Emergency Assistance Act of 1988, and subsequently, many U.S. cities closed their schools and public gathering places for more than 500 people. In France, on March 12, 2020, the government announced the closure of all schools, a band on gatherings of more than 100 people and the closure of all non-essential businesses until further notice. On March 16, 2020, President Macron announced that the French population would be confined for a minimum of 15 days. The extent to which the COVID-19 coronavirus may impact our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in Europe, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in Europe, the United States and other countries to contain and treat the disease.

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

We Currently Have A Limited Marketing And Sales Force. If We Are Unable To Establish Effective Sales Or Marketing Capabilities Or Enter Into Agreements With Third Parties To Sell Or Market Our Product Candidates, We May Not Be Able To Effectively Sell Or Market Our Product Candidates, If Approved, Or Generate Product Revenues.

We currently have a limited sales and marketing infrastructure. To achieve commercial success for any approved product candidate for which we retain sales and marketing responsibilities, we must build our sales, marketing, managerial, and other non-technical capabilities or make arrangements with third parties to perform these services. For example, we are planning to hire sales representatives for the marketing of ViaskinTM Peanut in the United States, if approved. There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	our inability to recruit, hire, retain and incentivize adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with establishing an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, as we are currently exploring for the marketing of ViaskinTM Peanut in the United States, if approved, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market and sell any product candidates that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market ViaskinTM Peanut or any of our other product candidates or may be unable to do so when needed or on terms that are favorable to us. We likely will have more limited control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively, or they may fail to comply with promotional requirements for prescription products that could render our products misbranded in violation of FDA regulations and thus potentially subject to enforcement. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing ViaskinTM Peanut or any of our other product candidates that receive marketing approval or any such commercialization may experience delays or limitations. If we are not successful in commercializing ViaskinTM Peanut or any of our other product candidates, either on our own or through collaborations with one or more third parties, our business, results of operations, financial condition and prospects will be materially adversely affected.

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

Even if the medical community accepts a product as safe and efficacious for its indicated use, physicians may choose to restrict the use of the product if we or any collaborator is unable to demonstrate that, based on experience, clinical data, side-effect profiles and other factors, our product is preferable to any existing drugs or treatments. We cannot predict the degree of market acceptance of any product candidate that receives marketing approval, which will depend on a number of factors, including, but not limited to:

•	the demonstration of the clinical efficacy and safety of the product;

•	the approved labeling for the product and any required warnings;

•	the advantages and disadvantages of the product compared to alternative treatments;

•	our and any collaborator’s ability to educate the medical community about the safety and effectiveness of the product;

•	the coverage and reimbursement policies of government and commercial third-party payors pertaining to the product;

•	the market price of our product relative to competing treatments; and

•	our ability to effectively implement a scientific publication strategy.

We Face Substantial Competition From Companies With Considerably More Resources And Experience Than We Have, Which May Result In Others Discovering, Developing, Receiving Approval For, Or Commercializing Products Before Or More Successfully Than Us.

The biopharmaceuticals industry is highly competitive. Numerous biopharmaceutical laboratories, biotechnology companies, institutions, universities and other research entities are actively involved in the discovery, research, development and marketing of therapeutic responses to treat allergies, making it a highly competitive field. We have competitors in a number of jurisdictions, many of which have substantially greater name recognition, commercial infrastructures and financial, technical and personnel resources than we have. Although we believe we are currently in a unique position with respect to the testing and treatment of food allergies in young children, established competitors may invest heavily to quickly discover and develop novel compounds that could make the ViaskinTM patch products obsolete or uneconomical. Any new product that competes with an approved product may need to demonstrate compelling advantages in efficacy, convenience, tolerability and safety to be commercially successful. Other competitive factors, including generic competition, could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to ViaskinTM patch products. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

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

To our knowledge, other pharmaceutical and biotechnology companies are also seeking to develop or have received marketing approval for food allergy treatments. For example, Aimmune Therapeutics, Inc., or Aimmune, received FDA approval of its OIT product candidate, Palforzia, in peanut allergic patients in January 2020. To our knowledge, Palforzia uses a formulation of peanut flour for oral administration intended for oral desensitization to peanut. We are also aware of other companies developing OIT product candidates, as well as other companies that are working on recombinant peanut proteins capable of initiating an attenuated immune response of using subcutaneous administration. Aimmune also announced a clinical collaboration with Regeneron Pharmaceuticals, Inc. and Sanofi to study Palforzia treatment with dupilumab in peanut allergic patients, and commenced a Phase II clinical trial in October 2018 under this collaboration. Regeneron and Sanofi are currently recruiting patients in a Phase II study of dupilumab as a monotherapy in the treatment of peanut allergic patients. In August 2018, Genentech, Inc. and Novartis Pharmaceuticals Corporation announced that the FDA granted breakthrough designation for Xolair (omalizumab) for the prevention of severe allergic reactions following accidental exposure to one Xolair or more foods in people with allergies. In July 2019, NIAID (National Institute of Allergy and Infectious Diseases) started a Phase III clinical trial studying omalizumab as monotherapy and as adjunct therapy to multi-allergen OIT in multiple food allergies.

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

Various provisions of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, or ACA, were designed to impact the provision of, or payment for, health care in the United States, including expanded Medicaid eligibility, subsidized insurance premiums, provided incentives for businesses to provide health care benefits, prohibited denials of coverage due to pre-existing conditions, established health insurance exchanges, and provided additional support for medical research. With regard to biopharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare prescription drug benefit. However, there remain judicial and Congressional challenges, as well as efforts by the Trump Administration to repeal or replace certain aspects of the ACA. For example, since January 2017, President Trump signed two Executive Orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Additionally, on December 22, 2017, President Trump signed into law The Tax Cuts and Jobs Act of 2017, or Tax Act, which includes a provision repealing the individual mandate to maintain health insurance coverage under the ACA effective January 1, 2019. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. In December 2018, the Centers for Medicare & Medicaid Services, or CMS, published a new final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, if any, and other efforts will impact the ACA. We continue to evaluate how the ACA and recent efforts to limit the implementation of the ACA will impact our business.

Following ACA, both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012, or the ATRA, include, among other things, mandatory reductions in Medicare payments to certain providers. Additionally, in the United States, there have been several recent Congressional inquiries and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation. The Trump administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The United States Department of Health and Human Services has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Guidelines And Recommendations Published By Various Organizations May Impact The Use Or Reimbursement Of ViaskinTM Peanut, If Approved.

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

Recommendations by government agencies or other groups and organizations may relate to such matters as usage, dosage, route of administration and use of related therapies, and a growing number of organizations are providing assessments of the value and pricing of pharmaceutical products. These assessments may come from private organizations, such as the Institute for Clinical and Economic Review, or ICER, which publish their findings and offer recommendations relating to the products’ reimbursement by government and private payers. In July 2019, ICER published its final report assessing the comparative clinical effectiveness and value of treatments for peanut allergy, including ViaskinTM Peanut and a competitor product candidate. The results of the ICER report or any similar recommendations or guidelines may affect our reputation, and any recommendations or guidelines that result in decreased use or reimbursement of ViaskinTM Peanut, if approved, could have a material adverse effect on our results of operations and financial condition. In addition, the occurrence of any of the foregoing, or the perception by the investment community or shareholders that such recommendations or guidelines will result in decreased use or reimbursement of ViaskinTM Peanut, if approved, could adversely affect the market price of our securities.

Our Product Candidates May Cause Undesirable Side Effects That Could Delay Or Prevent Their Regulatory Approval, Limit The Commercial Profile Of An Approved Label, Or Result In Significant Negative Consequences Following Marketing Approval, If Any.

Our product candidates are being developed to address the needs of severely allergic patients, for some of whom coming into contact with even minute amounts of an allergen can have a profound and life-threatening adverse reaction. Accordingly, safety is of paramount importance in developing these product candidates. To date, more than ten clinical trials of ViaskinTM Peanut and ViaskinTM Milk product candidates have been conducted both outside and inside of the United States in over 1,000 human patients to evaluate the safety and efficacy of these product candidates for the treatment of peanut allergies and milk allergies, respectively. Adverse events observed in these clinical trials have primarily involved general disorders such skin and subcutaneous tissue, immune system and administration site conditions, such as erythema, pruritus, edema and urticaria. However, in clinical trials to date, one case of mild to moderate anaphylaxis has been reported, and it is possible that anaphylaxis or other systemic reactions may occur in the future. It is worth noting that, as a desensitization patch bringing the allergen into contact with the skin, reactions, which are a source of itching and discomfort for the patient, are common. This reaction is typically temporary in duration and fades after a few weeks of use. In addition, during daily administration of the patches during treatments, depending on the severity of the allergies and patient response to treatment, precautionary measures are necessary when handling the patches after use due to risk of contamination.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay, halt or terminate clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. Further, if our ViaskinTM patch product candidates receive marketing approval and we or others identify undesirable side effects caused by the products (or any other similar products) after the approval, a number of potentially significant negative consequences could result, including:

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

Our future profitability will depend, in part, on our ability to commercialize product candidates based on our ViaskinTM technology platform in markets within and without the United States and Europe. If we commercialize product candidates based on our ViaskinTM technology platform in foreign markets, we would be subject to additional risks and uncertainties, including:

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics;

•	foreign currency exchange rate fluctuations;

•	patients’ ability to obtain reimbursement for ViaskinTM patch products in foreign markets; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

Foreign sales of ViaskinTM patch products could also be adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs.

We Are Subject To Healthcare Laws And Regulations, Which Could Expose Us To Criminal Sanctions, Civil Penalties, Integrity Obligations, Exclusion from Government Healthcare Programs, Individual Imprisonment, Contractual Damages, Reputational Harm And Diminished Profits And Future Earnings, Among Other Consequences.

Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of ViaskinTM patch products, if approved. Our arrangements with such persons and third-party payors will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute ViaskinTM patch products, if we obtain marketing approval. Restrictions under applicable federal, state and foreign healthcare laws and regulations include but are not limited to the following:

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

•

The federal civil and criminal false claims laws, including the civil False Claims Act, impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, and civil monetary penalties laws, which prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.

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

•

The federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians, as defined by such law, and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members in the applicable manufacturer, and disclosure of such information will be made by CMS on a publicly available website.

•

Analogous state, local or foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require licensure or registration of pharmaceutical sales representatives; state laws that require disclosure of information related to drug pricing; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our current and/or future business activities could be subject to challenge under one or more of these laws. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations, any of which could substantially disrupt our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusion from government funded healthcare programs.

Changes In Regulatory Requirements, FDA Guidance Or Guidance From Certain European Regulatory Authorities Or Unanticipated Events During Our Clinical Trials Of ViaskinTM Patch Products May Occur, Which May Result In Changes To Clinical Trial Protocols Or Additional Clinical Trial Requirements, Which Could Result In Increased Costs To Us And Could Delay Our Development Timeline.

Changes in regulatory requirements, FDA guidance or guidance from certain European regulatory authorities or unanticipated events during our clinical trials may force us to amend clinical trial protocols or the FDA or certain European regulatory authorities may impose additional clinical trial requirements. Discussions with regulatory authorities have caused us to adjust certain trial protocols. Amendments to our clinical trial protocols would require resubmission to the FDA and IRBs for review and approval, which may adversely impact the cost, timing or successful completion of a clinical trial. If we experience delays completing, or if we terminate, any of our clinical trials, or if we are required to conduct additional clinical trials, the commercial prospects for the ViaskinTM patch product candidates, or any other product candidates, may be harmed and our ability to generate product revenue will be delayed.

The FDA And Other Regulatory Agencies Actively Enforce The Laws And Regulations Prohibiting The Promotion Of Off-label Uses. If We Are Found To Have Improperly Promoted Off-label Uses, We May Become Subject To Significant Liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as ViaskinTM patch products, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for ViaskinTM patch products as a treatment for a particular allergy, physicians, in their professional medical judgment, may nevertheless prescribe ViaskinTM patch products to their patients in a manner that is inconsistent with the approved label. Additionally, it is permissible to share in certain circumstances truthful and nonmisleading information that is consistent with, but not contained in, the product’s approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability under the FDCA and other statutory authorities, such as laws prohibiting false claims for reimbursement. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the marketing of ViaskinTM patch products, if approved, by restricting off-label promotion, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

We May Not Obtain Biopharmaceutical Company Status And Therefore Have To Rely On Contract Manufacturers Indefinitely.

The French Drug and Health Products Safety Agency, or ANSM, has granted us the status of pharmaceutical establishment (établissement pharmaceutique), or PCS, solely for the purpose of conducting quality control activities and batch release at our Bagneux facility. There are two types of PCS: (1) “exploitant” status (statut d’établissement pharmaceutique exploitant), which permits medicines to be marketed directly in France by the company after demonstrating control of certain key functions such as pharmacovigilance, medical information and advertising, management of quality complaints and batch recall; and (2) manufacturer status, which permits the manufacturing and quality control of medicines after demonstrating adequate manufacturing and quality control premises that exhibit a quality assurance system that meets cGMP. Obtaining a pharmaceutical establishment license from the ANSM, either as an “exploitant” or as a manufacturer, requires the submission of a request file specific to each of the two qualifications with the ANSM. The ANSM grants PCS to a company upon evaluation and determination that such company’s premises has adequate personnel, procedure and organization. Accordingly, we cannot manufacture or directly market in France the product candidates that we are developing.

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

Our Product Development Programs For Candidates Other Than ViaskinTM Patch Products May Require Substantial Financial Resources And May Ultimately Be Unsuccessful.

The success of our business depends primarily upon our ability to identify, develop and commercialize products to treat common food allergies. In addition to the commercialization of ViaskinTM Peanut, if approved, and the clinical development of ViaskinTM Milk, we may pursue development of our other development programs, including ViaskinTM Egg and ViaskinTM rPT. None of our other potential product candidates has commenced any clinical trials, and there are a number of FDA requirements that we must satisfy before we can commence clinical trials. Satisfaction of these requirements will entail substantial time, effort and financial resources. We may never satisfy these requirements. Any time, effort and financial resources we expend on our other development programs may adversely affect our ability to continue the commercialization of ViaskinTM Peanut, if approved, and the clinical development and commercialization of ViaskinTM Milk and we may never commence clinical trials of such development programs despite expending significant resources in pursuit of their development. If we do commence clinical trials of our other potential product candidates, such product candidates may never be approved by the FDA. If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

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

The biopharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that our product candidates or the use of our technologies infringes patent claims or other intellectual property rights held by them or that we are employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages and attorney’s fees if we are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. In addition, if any such claim were successfully asserted against us and we could not obtain such a license, we may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing ViaskinTM patch products.

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

•

in the case of trademark claims, redesign, or rename, ViaskinTM or other trademarks we may own, to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

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

Risks Related to Our Organization, Structure and Operation

We Will Need To Develop And Expand Our Company And Potentially Implement Sales, Marketing And Distribution Capabilities, And As A Result, We May Encounter Difficulties In Managing This Development And Expansion, Which Could Disrupt Our Operations.

As of December 31, 2019, we had 311 full-time employees. To manage our anticipated development and expansion, including the commercialization of ViaskinTM Peanut, if approved, and any of our other product candidates in North America, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these development activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage the future development and expansion of our company.

We Depend On Key Personnel And Attracting Qualified Management Personnel And Our Business Could Be Harmed If We Lose Key Personnel And Cannot Attract New Personnel.

Our success depends to a significant degree upon the technical and management skills of our officers and key personnel. The loss of the services of any of these individuals would likely have an adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified management. Recruiting and retaining qualified scientific, clinical, manufacturing, sales and marketing personnel will also be critical to our success. The loss of the services of our key executives could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key personnel may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, obtain marketing approval of and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. There can be no assurance that we will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

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

For example, in December 2018, we announced that we voluntarily withdrew our BLA for ViaskinTM Peanut following correspondence with the FDA regarding additional data needs on manufacturing procedures and quality controls, and our ADS price declined significantly as a result. Following this announcement, on January 15, 2019, Travis Ito-Stone individually and on behalf of all others similarly situated, filed a class action complaint for violation of federal securities laws against us, our former Chief Executive Officer, our current Chief Executive Officer, our former Deputy Chief Executive Officer and our former Chief Business Officer in the United States District Court for the District of New Jersey. Subsequently, Ruth Pruitt and Asdrubal Delgado were appointed as lead plaintiffs and an amended complaint was filed on January 24, 2020. The complaint seeks to recover damages caused by defendants’ alleged violations of the federal securities laws and to pursue remedies under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. We believe that the allegations contained in the complaint are without merit and intend to defend the case vigorously. See the section of this Annual Report titled “Legal Proceedings” for additional information on this matter.

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

Our Failure To Maintain Certain Tax Benefits Applicable To French Technology Companies May Adversely Affect Our Results Of Operations.

As a French technology company, we have benefited from certain tax advantages, including, for example, the French research tax credit (crédit d’impôt recherche), or CIR. The CIR is a French tax credit aimed at stimulating research and development. The CIR can be offset against French corporate income tax due and the portion in excess (if any) may be refunded at the end of a three fiscal-year period. The CIR is calculated based on our claimed amount of eligible research and development expenditures in France and represented €9.3 million, €10.8 million and €9.8 million, as of December 31, 2017, 2018 and 2019, respectively. The French tax authority with the assistance of the Research and Technology Ministry may audit each research and development program in respect of which a CIR benefit has been claimed and assess whether such program qualifies in its view for the CIR benefit. The French tax authorities may challenge our eligibility to, or our calculation of certain tax reductions and/or deductions in respect of our research and development activities and, should the French tax authorities be successful, we may be liable to additional corporate income tax, and penalties and interest related thereto, which could have a significant impact on our results of operations and future cash flows. Furthermore, if the French Parliament decides to eliminate, or reduce the scope or the rate of, the CIR benefit, either of which it could decide to do at any time, our results of operations could be adversely affected.

We May Be Forced To Repay Conditional Advances Prematurely If We Fail To Comply With Our Contractual Obligations Under The Applicable Innovation Grant Agreements.

Since inception through December 31, 2019, we have received multiple conditional advances totaling €6.2 million for innovation granted by OSEO, the French Agency for Innovation and part of the Banque Publique d’Investissement. If we fail to comply with our contractual obligations under the applicable innovation grant agreements, including if we lose our exclusive right to commercially develop our product candidates, we could be forced to repay the sums advanced ahead of schedule. Such premature repayment could adversely affect our ability to finance our research and development projects. In addition, we cannot ensure that we will then have the additional financial means needed, the time or the ability to replace these financial resources with others.

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

European Data Collection Is Governed By Restrictive Regulations Governing The Use, Processing, And Cross-Border Transfer Of Personal Information.

The collection and use of personal health data in the European Union is governed by the provisions of the General Data Protection Regulation ((EU) 2016/679), or GDPR. This legislation imposes requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, results of operations and financial condition.

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

Our ADSs were sold in our initial public offering on Nasdaq in October 2014 at a price of $21.64 per share, and the price per ADS has ranged from as low as $5.77 and as high as $11.23 during 2019. During this same period, our ordinary share prices have ranged from as low as €9.80 to as high as €22.32. The market price of our securities may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing products or new products that may emerge;

•	regulatory actions with respect to our products or our competitors’ products, including the potential approval by the FDA of our BLA for ViaskinTM Peanut;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;

•	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	price and volume fluctuations attributable to inconsistent trading volume levels of the ADSs and/or ordinary shares;

•	additions or departures of key management or scientific personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	changes in the structure of healthcare payment systems;

•	changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and

•	general economic and market conditions.

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

As of December 31, 2019, our executive officers, directors, current 5% or greater shareholders and affiliated entities, including entities affiliated with Caisse de Dépots et Consignations, entities affiliated with Baker Bros. Advisors LP, entities affiliated with Perceptive Advisors LLC, entities affiliated with Boxer Capital, LLC and entities affiliated with Deerfield Mgmt. L.P. together beneficially own approximately 51.3% of our ordinary shares. As a result, these shareholders, acting together, will have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

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

Future Sales Of Ordinary Shares Or ADSs By Existing Shareholders Could Depress The Market Price Of The ADSs.

As of December 31, 2019, 47,028,510 ordinary shares were issued and outstanding. Sales of a substantial number of shares of our ordinary shares or ADSs in the public market, or the perception that these sales might occur, could depress the market price of our securities and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of our shares are now generally freely tradable, subject, in the case of sales by our affiliates, to the volume limitations and other provisions of Rule 144 under the Securities Act. If holders of these shares sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of our securities could decline significantly.

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

The Dual Listing Of Our Ordinary Shares And Our ADSs May Adversely Affect The Liquidity And Value Of The ADSs.

Our ADSs are traded on the Nasdaq Global Select Market, and our ordinary shares are listed on Euronext Paris. The dual listing of our ordinary shares and our ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the maintenance of an active trading market for our ADSs in the United States. The price of our ADSs could also be adversely affected by trading in our ordinary shares on Euronext Paris, and vice versa. In addition, currency fluctuations as between the euro and U.S. dollar may have an adverse impact on the value of our ADSs.

Our By-Laws And French Corporate Law Contain Provisions That May Delay Or Discourage A Takeover Attempt.

Provisions contained in our by-laws and the corporate laws of France, the country in which we are incorporated, could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:

•

under French law, a non-French resident as well as any French entity controlled by non-French residents may have to file a declaration for statistical purposes with the Banque de France, within 20 working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold;

•

under French law, certain investments in a French company relating to certain strategic industries by individuals or entities not residents in a Member State of the EU are subject to prior authorization of the Ministry of Economy;

•

the owner of 90% of the share capital and voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the EEA Agreement, including from the main French Stock Exchange, has the right to force out minority shareholders following a tender offer made to all shareholders;

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

We May Lose Our Foreign Private Issuer Status In The Future, Which Could Result In Significant Additional Cost And Expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2020, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2021. We could lose our foreign private issuer status in the future if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. As of December 31, 2019, approximately 62% of our outstanding ordinary shares were held by U.S. residents.

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

U.S. Holders Of ADSs May Suffer Adverse Tax Consequences If We Are Characterized As A Passive Foreign Investment Company.

Under the U.S. Internal Revenue Code of 1986, as amended, or Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets, including cash, consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. Based on the composition of our gross income and gross assets for our 2019 taxable year, the latter determined by reference to the value of the ADSs and shares, we believe that we were not likely a PFIC for the taxable year ending December 31, 2019, and we do not expect to be classified as a PFIC for the taxable year ending December 31, 2020. However, there can be no assurance that we have not been or will not be a PFIC for the current taxable year or any future taxable year.

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

A.    History and Development of The Company

Our legal and commercial name is DBV Technologies S.A. We were incorporated as a société par actions simplifiée (S.A.S.) under the laws of the French Republic on March 29, 2002 for a period of 99 years and subsequently converted on March 13, 2003 into a société anonyme. We are registered at the Nanterre Commerce and Companies Register under the number 441 772 522. Our principal executive offices are located at 177-181 avenue Pierre Brossolette, 92120 Montrouge, France, and our telephone number is +33 1 55 42 78 78. Our agent for service of process in the United States is Cogency Global Inc. We also maintain a website at www.dbv-technologies.com. The reference to our website is an inactive textual reference only and the information contained in, or that can be accessed through, our website is not a part of this Annual Report on Form 20-F.

Our actual capital expenditures for the years ended December 31, 2017, 2018 and 2019 amounted to €7.8 million, €8.6 million and €5.1 million, respectively. These capital expenditures primarily consisted of the acquisition of laboratory equipment and industrial tools, the refurbishment of our research and development laboratories, our relocation of our headquarters to Montrouge as well as cash contributions to our liquidity contract. We expect our capital expenditures to increase in absolute terms in the near term as we seek regulatory approval for the commercialization of ViaskinTM Peanut, continue to advance our research and development programs and grow our operations. For the near future, our investments will mainly remain in France where our research and development facilities are currently located.

B.     Business Overview

We are a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy by developing a novel technology platform called ViaskinTM Our therapeutic approach is based on epicutaneous immunotherapy, or EPITTM, our proprietary method of delivering biologically active compounds to the immune system through intact skin using ViaskinTM. We have generated significant data demonstrating that ViaskinTM’s mechanism of action is novel and differentiated as it targets specific antigen-presenting immune cells in the skin, called Langerhans cells, which capture the antigen and migrate to the lymph node in order to activate the immune system without allowing passage of the antigen into the bloodstream, minimizing systemic exposure in the body. We are advancing this unique technology to address areas of unmet medical need, including in patients suffering from food allergies, for whom safety is paramount as the introduction of the offending allergen into their bloodstream can cause severe or life-threatening allergic reactions, such as anaphylactic shock.

Our proprietary platform is based on our epicutaneous ViaskinTM patch. We have designed and developed this technology internally, for which we have scalable manufacturing capabilities. ViaskinTM is an electrostatic patch, which may offer a convenient, self-administered, non-invasive immunotherapy to patients. Once applied on intact skin, ViaskinTM forms a condensation chamber, which hydrates the skin and solubilizes the antigen allowing it to penetrate the epidermis, where it is captured by Langerhans cells. Based on numerous scientific publications and our own research, we believe this unique mechanism of action has a favorable safety profile and that it generates a strong immune response that results in allergen desensitization. Our epicutaneous immunotherapy method allows us to develop product candidates addressing food allergies, as well as other unmet medical needs.

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

We are committed to finding safe, effective and patient-friendly therapies for food-allergic patients. Compared to other allergy treatment approaches, we believe the safety profile of our EPITTM method carried-out via the ViaskinTM patch may be able to offer significant therapeutic, tolerability and ease-of-use advantages to these patients. EPITTM can be utilized as an allergy-specific immunotherapy commonly referred to as desensitization. Desensitization consists of repeated administration of small quantities of allergen to decrease allergen reactivity in patients. Currently studied desensitization methods include subcutaneous, sublingual and oral immunotherapy, which often require frequent or prolonged administration in specialized centers. In academic settings some successful cases exist, but large-scale pharmaceutical development in this field has been limited due to both the safety concerns and the commercial viability of these desensitization approaches for the treatment of food allergies. These methods may also be poorly designed for pediatric patients due to their safety profile or the inconvenient method of administration. Most importantly, some of these approaches are also known for triggering severe adverse events related to treatment, including severe anaphylaxis, risking the patient’s life during administration. Further, some of these methods have been also associated with an increased risk of adverse long- term treatment effects, such as EoE. As a self-administered treatment with a good safety profile, we believe ViaskinTM has positioned us as the company with one of the most advanced clinical programs in food allergies to date.

The following table summarizes our most advanced product candidates:

*	US FDA Breakthrough Therapy and Fast Track designation in children
**	US FDA Fast Track designation in pediatric patients two and older

We are focused on becoming the leader in discovering, developing and commercializing food allergies products. Our pipeline development strategy is based on leveraging ViaskinTM’s scientific profile while taking into consideration a combination of target market characteristics, which include allergen prevalence, persistence and severity. We select our target product candidates with the aim to address allergies that have high unmet medical needs.

Our lead product candidate, ViaskinTM Peanut, has completed a global Phase III program for the treatment of peanut allergic patients four to 11 years of age. ViaskinTM Peanut has obtained fast track designation and breakthrough therapy designation in children from the U.S. Food and Drug Administration, or FDA, which are regulatory designations intended to expedite or facilitate the process of reviewing new drugs and biological products that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. The European Medicines Agency’s, or EMA, Pediatric Committee has also adopted a positive opinion with respect to our Pediatric Investigation Plan, or PIP, for ViaskinTM Peanut, which is a prerequisite for the filing of marketing authorization for any new medicinal product in Europe.

In September 2014, we announced topline results for our ViaskinTM Peanut’s Efficacy and Safety, or VIPES, Phase IIb clinical trial of ViaskinTM Peanut for the treatment of peanut allergic patients, which was followed by a full study report presented at the 2015 AAAAI Annual Meeting in Houston, Texas. In October 2016, we announced topline results from the two-year OLFUS-VIPES study evaluating the long-term efficacy and safety profile of ViaskinTM Peanut for the treatment of peanut allergic children. OLFUS-VIPES, or OLFUS, is an open-label, follow-up study to VIPES. Following results from our Phase IIb program, we launched a Phase III program designed to assess the efficacy and safety of ViaskinTM Peanut in children. As part of our Phase III program development, we initiated the Peanut EPITTM Efficacy and Safety Study, or

PEPITES, a pivotal Phase III trial, in December 2015. PEPITES was designed to evaluate the safety and efficacy of ViaskinTM Peanut 250 µg in 356 peanut allergic patients four to 11 years of age. In August 2016, we launched the REAL Life Use and Safety of EPITTM (REALISE) study, which was designed to evaluate the use and safety of ViaskinTM Peanut 250 µg in routine clinical practice in 393 peanut allergic patients four to 11 years of age.

In October 2017, we announced topline results from PEPITES, in which we observed a statistically significant response with a favorable tolerability profile, with 35.3% of patients responding to ViaskinTM Peanut 250 µg after 12 months of treatment as compared to 13.6% of patients in the placebo arm (difference in response rates = 21.7%; p=0.00001; 95% CI = 12.4% - 29.8%). However, the primary endpoint, which evaluates the 95% confidence interval, or CI, in the difference in response rates between the active and placebo arms, did not reach the 15% lower bound of the CI that was proposed in the trial’s Statistical Analysis Plan submitted to the FDA.

In November 2017, we announced topline safety results from REALISE and that the trial met its primary objective. In the trial, we observed that ViaskinTM Peanut was well-tolerated with no new or unexpected adverse events. A favorable safety and tolerability profile was observed, which was comparable with outcomes from previous studies of ViaskinTM Peanut 250 µg.

The results from PEPITES and REALISE formed the basis for our regulatory submission in the United States, for the use of ViaskinTM Peanut in peanut allergic patients four to 11 years of age.

In February 2018, we announced that the FDA agreed that the available efficacy and safety data for ViaskinTM Peanut supports the submission of a Biologics License Application, or a BLA, for the treatment of peanut allergy in children four to 11 years of age. The FDA provided written responses to the clinical pre-BLA meeting package we submitted. These responses reflect agreement on the content of the clinical module of the BLA for ViaskinTM Peanut; however, FDA agreement on the content of the BLA clinical module does not assure that the BLA will be approved and that we will not be required to conduct additional clinical trials of ViaskinTM Peanut.

In October 2018, we announced the submission of a BLA to the FDA for ViaskinTM Peanut for the treatment of peanut allergy in children four to 11 years of age. In December 2018, we voluntarily withdrew our BLA for ViaskinTM Peanut following correspondence with the FDA regarding additional data needs on manufacturing procedures and quality controls.

In August 2019, we announced the submission of a BLA to the FDA for ViaskinTM Peanut for the treatment of peanut allergy in children four to 11 years of age.

In October 2019, we announced the FDA’s acceptance for review of our BLA for ViaskinTM Peanut, with a target action date, provided by the FDA, of August 5, 2020.

In January 2020, we announced positive topline results of the three-year, open-label extension of our Phase III PEPITES trial, or PEOPLE trial, evaluating the long-term efficacy and safety of investigational ViaskinTM Peanut in peanut-allergic children ages four to 11 years. The results demonstrated long-term clinical benefit as shown by an increase in eliciting dose, or ED, which may decrease the chance of reacting to an accidental peanut exposure. After three years, we observed that 75.9% (107/141) of patients had increased their ED from baseline, and 51.8% (73/141) of patients reached an ED of at least 1,000 mg peanut protein by year three. The safety profile of ViaskinTM Peanut was consistent with that observed in the clinical program to date in over 1,000 patients. During the PEOPLE trial, the most common adverse events were mild to moderate skin reactions localized to the administration site, and there was no epinephrine use deemed related to treatment. No treatment related serious adverse events were reported. One patient experienced one case of mild anaphylaxis that was determined by the investigator to be possibly related to treatment and resolved without treatment. Treatment compliance remained high throughout the study at a mean of 98% over three years of treatment. Low discontinuations due to adverse events were observed.

We intend to use the results from PEPITES, REALISE, PEOPLE to form the basis for our planned regulatory submissions in Europe and other countries for the use of ViaskinTM Peanut in peanut allergic patients four to 11 years of age.

In February 2020, we announced that the FDA had announced an Allergenic Products Advisory Committee meeting to be held on May 15, 2020 to discuss the BLA for ViaskinTM Peanut. On March 16, 2020, we announced that the FDA has informed us that during its ongoing review of our BLA for ViaskinTM Peanut, it has identified questions regarding efficacy, including the impact of patch-site adhesion. Therefore, the Advisory Committee meeting to discuss the BLA will no longer take place as previously scheduled on May 15, 2020. We are in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from our clinical program as well as on our long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, we have received no additional information regarding the timeline of the BLA review and believe the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date.

We are also developing ViaskinTM Peanut for the treatment of peanut allergy in toddlers one to three years of age. In August 2017, we initiated the EPITTM in Toddlers with Peanut Allergy, or EPITOPE, a Phase III clinical trial assessing the safety and efficacy of ViaskinTM Peanut for the treatment of peanut allergic patients one to three years of age. In September 2018, we announced that the independent data and safety monitoring board, or DSMB, completed its planned safety review of Part A of the EPITOPE trial. The DSMB did not identify any safety concerns for patients enrolled in Part A of the trial and recommended that the trial continue as planned with the 250 µg dose selected for investigation in Part B. We expect to announce the results from Part A of the EPITOPE trial in the first half of 2020. Following a positive DSMB meeting, we initiated Part B of the EPITOPE trial in October 2018, which will study patients for 12 months. We expect to enroll approximately 350 toddlers in the United States, Europe, Australia and Canada, and expect to announce an update on our timing for completion of enrollment in the first half of 2020.

Our second product candidate, ViaskinTM Milk, is in development for the treatment of cow’s milk protein allergy, or CMPA, in children two to 17 years of age, and received fast track designation from the FDA in September 2016. In November 2014, we initiated a multi-center, double-blind, placebo-controlled, randomized Phase I/II dose-finding trial to study the safety and efficacy of ViaskinTM Milk in 198 patients with Immunoglobulin E, or IgE, mediated CMPA, which we refer to as the Milk Efficacy and Safety, or MILES, trial. The MILES (Milk Efficacy and Safety) study was designed to determine a safe and effective dose in two age groups: children ages two to 11 and adolescents ages 12 to 17. In June 2015, we announced completion of Part A of the MILES study, or Phase I, for which the DSMB recommended to continue the study as planned and did not raise any safety concerns, and we launched Part B, or Phase II, in October 2015.

In February 2018, we announced topline results from Part B of the MILES study. Following analyses of the data, the 300 µg dose of ViaskinTM Milk was identified as the dose with the greatest observed clinical activity for children (intent-to-treat, or ITT, p=0.042). We believe these results support further advancement of the ViaskinTM Milk program, and we intend to discuss findings with regulatory authorities to determine the design of future studies.

In February 2015, we announced the development of our third product candidate, ViaskinTM Egg, for the treatment of patients suffering from hen’s egg allergy. Preclinical development for ViaskinTM Egg commenced in the first half of 2015.

In addition to our development programs in food allergies, we are exploring the use of our ViaskinTM technology for the treatment of inflammatory and autoimmune diseases with high unmet medical need. Human proof-of-concept trials have been conducted with ViaskinTM in EoE and as a booster vaccination against Bordetella pertussis (whooping cough) in healthy adults. Our other earlier stage research programs include vaccination for respiratory syncytial virus, as well as potential treatments for Crohn’s disease, celiac disease and type I diabetes.

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

We intend to commercialize our food allergy product candidates, if approved, in North America. In June 2016, we signed a lease for a commercial facility in Summit, New Jersey, which is intended to support the launch and commercialization of ViaskinTM Peanut in North America, if the appropriate regulatory approvals are received.

In other geographies, including certain European countries, and indications outside of food allergies, we may explore selective collaborations with parties who have relevant clinical and commercial expertise in order to maximize shareholder value.

Our Strategy

Our goal is to become the leading global biopharmaceutical company focused on discovering, developing, manufacturing and commercializing treatments for severe allergies. Key elements of our strategy are:

•

Rapidly Seek Marketing Approval for ViaskinTM Peanut—Our Phase III development program for ViaskinTM Peanut in peanut allergic children ages four to 11 has been completed. In December 2015, we initiated PEPITES, a pivotal efficacy and safety Phase III trial in peanut allergic children four to 11 years of age. In November 2016, we initiated REALISE, a Phase III safety trial in peanut allergic children four to 11 years of age. We reported results from the PEPITES and REALISE trials in October and November 2017, respectively. We are also exploring additional marketing indications for ViaskinTM Peanut in other patient populations as part of our clinical development strategy, and have an ongoing Phase III trial in toddlers one to three years of age, called EPITOPE. In order to potentially expedite development of ViaskinTM Peanut, we have pursued and obtained both fast track and breakthrough therapy designations from the FDA for ViaskinTM Peanut. Our BLA for ViaskinTM Peanut for the treatment of peanut allergic children four to 11 years of age was accepted for review by FDA in October 2019, and we expect to bring ViaskinTM Peanut to patients in the second half of 2020, if approved.

•

Advance the Development of Our ViaskinTM Technology Platform into Other Areas of Unmet Medical Need in Food Allergies—Following the potential approval and commercialization of ViaskinTM Peanut in the United States, we intend to comprehensively evaluate the product candidates in our pipeline, including ViaskinTM Milk and ViaskinTM Egg. We reported results from the MILES Phase II trial in ViaskinTM Milk in February 2018. We obtained fast track designation from the FDA for ViaskinTM Milk in September 2016 for the treatment of CMPA in children two to 17 years of age. Preclinical development for ViaskinTM Egg began in the first half of 2015.

•

Become a Fully Integrated Biopharmaceutical Company Focused on the Commercialization of our ViaskinTM Food Allergies Product Candidates in the United States and Other Major Markets—We are utilizing our team’s unique expertise and knowledge in food allergies to rapidly advance clinical development and approval of our product candidates in the United States and other major markets. In anticipation of commercial launches, we continue to enhance our manufacturing and commercial production capabilities. Given the limited number and targeted nature of the prescribers in our target markets, we currently intend to launch and commercialize our food allergies product candidates with our own specialty sales force.

•

Maximize the Value of our Innovative ViaskinTM Technology Platform by Building a Broad Immunotherapy Product Pipeline—We are leveraging our expertise in skin immunology science and believe that our ViaskinTM technology platform has the potential to support significant product opportunities beyond treatments for food allergies. To support our pipeline innovation strategy, we have completed a number of proof-of-concept trials in the field of inflammatory and autoimmune diseases, including an investigator-sponsored study at the Children’s Hospital of Philadelphia, or CHOP, in EoE, an inflammatory disease of the esophagus, with findings presented in December 2018 and February 2019. In collaboration with the Geneva University Hospitals, or HUG, and BioNet-Asia Co. Ltd., or BioNet, we conducted a Phase I trial of ViaskinTM rPT for booster vaccination against pertussis, our first human proof-of-concept trial in the field of boosting vaccination. Initial data was announced in March 2017, with additional data presented in September 2018. We have also advanced a number of pre-clinical indications, which could enable us to broaden our product pipeline, including the development of applications in Crohn’s disease as well as other early stage research opportunities and collaborations. We expect to selectively collaborate with leading pharmaceutical and biotechnology companies that have deep clinical expertise or extensive commercial infrastructure in other therapeutic areas of interest to us, in order to accelerate product candidate development and maximize shareholder value.

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

Current Challenges in the Treatment and Management of Allergy Patients

Symptomatic Allergy Treatments and their Limitations

Aimmune Therapeutics, Inc., or Aimmune, received FDA approval of its OIT product candidate, Palforzia, in peanut allergic patients in January 2020. Palforzia is the only FDA-approved product for peanut-allergic patients. For other food allergies, there are no symptomatic or disease-modifying allergy treatments. By contrast, in the case of respiratory allergies, symptomatic allergy treatments, such as antihistamines, bronchodilators and corticosteroids, are among the most widely used treatments in the world. Non-sedating antihistamines such as histamine H1 inhibitors are the mainstay treatment for respiratory allergies. Allegra and Zyrtec are two leading antihistamines treatments. Another method of symptomatic treatment consists of blocking production of IgE, the allergy antibody.

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

Desensitization Allergy Treatments and their Limitations

Another therapeutic approach for the treatment of allergies is through a type of immunotherapy called desensitization therapy. Desensitization therapy consists of repeated administration of increasing quantities of allergen to decrease reactivity in allergic patients. It is currently recognized by the World Health Organization, or WHO, as the preferred therapeutic treatment for allergies. Desensitization therapy is widely used in respiratory allergies and allergies to insect bites. This treatment is traditionally performed by subcutaneous injections of increasing doses of the allergen at regular intervals in the hospital and under the supervision of a physician. Less invasive methods of administration, including oral drops and sublingual, or under the tongue, tablets, have also been developed to permit a simplified treatment that can be administered at home. For example, to our knowledge, Palforzia uses a formulation of peanut flour for oral administration intended for oral desensitization to peanut. For patients allergic to dust mites or pollen, desensitization by injection is the standard method of therapy. However, subcutaneous methods of desensitization have been shown to cause significant side effects.

Additionally, with current desensitization techniques, the achieved immunity may be short-lived; many patients are not able to tolerate the allergen permanently. A therapeutic approach that promotes tolerization to the allergen would be of particular clinical and societal benefit.

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

There Are Limited Treatment Options Suitable for Food Allergies

Aimmune received FDA approval of its OIT product candidate, Palforzia, in peanut allergic patients in January 2020. Palforzia is the only FDA-approved product for peanut-allergic patients. For other food allergies, there are no symptomatic or disease-modifying allergy treatments. Strict avoidance of food allergens and early recognition and management of allergic reactions to food are important and the most common measures to prevent serious health consequences. However, strict avoidance of food allergen is very difficult to achieve, especially for children. Some foods can contain hidden traces of allergens, labeling is often deceptive and contamination of allergen-free foods occurs regularly. For example, according to a paper published in the Journal of Allergy and Clinical Immunology, or JACI, it is estimated that accidental exposure to peanuts in peanut allergic patients occurs once every three to five years and the annual incidence of accidental ingestion is between 15% and 40%.

Treating Allergies Early in Life Can Modify the Disease

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

There is Urgent Need for Safe, Effective and Convenient Treatments for Food Allergic Patients

For all these reasons, food allergic patients, especially young children, their caregivers and their clinicians have long sought a safe, effective and convenient treatment. It is well understood that desensitization would be a desirable therapeutic approach as long as the procedure limits serious side effects, is convenient to administer and is effective. In particular, a therapeutic approach that promotes a long-term therapeutic effect would be most desirable. While Aimmune received FDA approval of its OIT product candidate, Palforzia, in peanut allergic patients in January 2020, we believe there remains an unmet need for many peanut-allergic patients. For example, in a third-party study of 200 peanut-allergic children, children expressed a preference for a patch treatment option over an oral treatment option, mainly due to perceived difficulty of therapy administration and fear of ingesting peanuts. Our clinical trials of ViaskinTM Peanut did not require restrictions to daily activities or require peanut ingestion. Additionally, we believe the clinical benefit, high compliance and low discontinuation rates observed in our clinical program to date are important attributes of investigational ViaskinTM Peanut. ViaskinTM Peanut is administered as a single, daily 250 µg patch applied to the back of peanut-allergic children, which will offer constant dosing, if approved.

Our Solution: Epicutaneous Immunotherapy (EPITTM) Using Our ViaskinTM Technology Platform

Over the last decade, we have developed an innovative immunotherapy technology platform, with the potential for sustained therapeutic effect, by delivering biologically active compounds, including antigens, via intact skin. This technology platform, which we call ViaskinTM, is based on an electrostatic patch, which administers the antigen directly on the skin. Once administered, the antigen is concentrated in the superficial layers of the skin, where it activates the immune system by specifically targeting the Langerhans cells, without passage of the antigen into the bloodstream. We refer to this novel approach to immunotherapy as epicutaneous immunotherapy, or EPITTM. Based on our trials and research, we believe that EPITTM has the potential to provide all of the intended benefits of a disease-modifying treatment in allergy, while avoiding severe or life-threatening allergic reactions.

ViaskinTM—The First Epicutaneous Immunotherapy Product Candidate

Three important characteristics of our ViaskinTM technology platform contribute to its potential safety and efficacy:

•	The ViaskinTM patch contains the antigen in dry form, which allows it to retain its chemical properties optimally.

•

The ViaskinTM patch creates a condensation chamber with the skin. This increases the hydration of the skin and solubilizes the antigen, which allows it to penetrate the upper layers of the epidermis. Here, the antigen is close to tolerogenic, antigen-presenting cells in the body called the Langerhans cells.

•

The ViaskinTM patch delivers the antigen directly to the Langerhans cells, but not into the bloodstream, thereby aiming to avoid systemic allergic reactions. This mechanism of action leads to the potential safety of ViaskinTM, which has been observed in multiple clinical trials in over 1,000 patients.

Below is a diagram reflecting the primary components of the ViaskinTM patch:

The key elements of the ViaskinTM patch mechanism of action are the following:

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

ViaskinTM—Targeting the Unique Immunological Properties of the Skin

ViaskinTM’s effect on the immune system has been the subject of numerous scientific analyses and publications, which have been featured in major medical journals and allergology conferences. These epigenetic and mechanistic studies have helped us characterize the ViaskinTM’s novel mechanism of action.

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

We believe that EPITTM can rebalance the immune reaction by decreasing, or down-regulating, the Th2 response to allergens, keeping Th1 and Th2 balanced and thus promoting long-term tolerance toward future allergen exposure. The first documentation of this mechanistic feature of our ViaskinTM patch in humans was presented at the 2016 AAAAI Annual Meeting in Los Angeles, California.

ViaskinTM—Compelling Clinical Benefits

We believe that our innovative approach to EPITTM has the potential to offer compelling clinical benefits to patients suffering from severe allergies:

•

Our Epicutaneous Approach Targeting Langerhans Cells has the Potential to Induce an Immune Reaction with a Highly Tolerogenic Profile: By delivering the allergen directly to the lymph node through the Langerhans cells, EPITTM activates specific Tregs that can down-regulate the Th2-oriented reaction to the allergen. The absence of passage of allergens into the bloodstream explains the potential safety while the activity in the lymph node explains the potential efficacy of EPITTM.

•

Our ViaskinTM Patch Enables Continuous Antigen Exposure which has the Potential to Promote Sustained Tolerization: The ViaskinTM patch contains allergen protein in its original antigenic state, which allows the skin to be continuously exposed to the allergen over time. We believe this promotes a long-term, sustained therapeutic effect.

•

The Safety Profile and Ease of Use of ViaskinTM May Allow the Treatment of Allergies Very Early in Life: Because of its ease-of-use and observed safety profile, we believe our ViaskinTM technology will allow for the treatment of all patients suffering from severe allergies, including young children, limiting the risk of treatment-related anaphylaxis. As a result, we believe our approach will permit early treatment of allergies in children during the “window of opportunity” which could prevent disease progression in these patients or the development of polyallergies.

We believe ViaskinTM’s ability to induce epicutaneous immunological responses can also potentially be applied to other therapeutic areas, such as vaccination and treatment of inflammatory and autoimmune diseases.

Our Product Candidates

Our lead product candidate, ViaskinTM Peanut, is being developed for the treatment of peanut allergy in children, adolescents and adults. We completed a Phase III development program for ViaskinTM Peanut 250 µg in peanut allergic children four to 11 years of age. In December 2015, we initiated PEPITES, a randomized, placebo-controlled pivotal Phase III trial investigating the safety and efficacy of ViaskinTM Peanut 250 µg in 356 patients after 12 months of treatment. In November 2016, we initiated REALISE, a Phase III trial designed to generate safety data after six months of blinded treatment, as well as to evaluate the use of ViaskinTM Peanut 250 µg in routine clinical practice. Patients in PEPITES were eligible to enroll in PEOPLE (Open-Label Follow-Up Study of the PEPITES Study to Evaluate the Long-term Efficacy and Safety of ViaskinTM Peanut), a long-term, open-label extension trial of ViaskinTM Peanut 250 µg. In the PEOPLE trial, patients who were randomized and received active treatment during PEPITES will receive ViaskinTM Peanut 250 µg for two additional years, while patients who received placebo during PEPITES will be treated with ViaskinTM Peanut 250 µg for three years. We announced the topline results from PEPITES and REALISE in October and November 2017, respectively. We announced topline results from the three-year, open-label extension trial, PEOPLE, in January 2020.

The results from PEPITES and REALISE formed the basis for our regulatory submission in the United States, the use of ViaskinTM Peanut in peanut allergic patients four to 11 years of age. In February 2018, we announced that the FDA agreed that the available efficacy and safety data for ViaskinTM Peanut supports the submission of a BLA for the treatment of peanut allergy in children four to 11 years of age.

In October 2018, we announced the submission of a BLA to the FDA for ViaskinTM Peanut for the treatment of peanut allergy in children four to 11 years of age. In December 2018, we voluntarily withdrew our BLA for ViaskinTM Peanut following correspondence with the FDA regarding additional data needs on manufacturing procedures and quality controls. In August 2019, we announced the submission of a BLA to the FDA for ViaskinTM Peanut for the treatment of peanut allergy in children four to 11 years of age. In October 2019, we announced the FDA’s acceptance for review of our BLA for ViaskinTM Peanut, with a target action date, provided by the FDA, of August 5, 2020. In February 2020, we announced that the FDA had announced an Allergenic Products Advisory Committee meeting to be held on May 15, 2020 to discuss our BLA for ViaskinTM Peanut. On March 16, 2020, we announced that the FDA has informed us that during its ongoing review of our BLA, it has identified questions regarding efficacy, including the impact of patch-site adhesion. Therefore, the Advisory Committee meeting to discuss the BLA will no longer take place as previously scheduled on May 15, 2020. We are in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from our clinical program as well as on our long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, we have received no additional information regarding the timeline of the BLA review and believe the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date.

We are also developing ViaskinTM Peanut for the treatment of peanut allergy in toddlers one to three years of age. In August 2017, we initiated the EPITTM in Toddlers with Peanut Allergy, or EPITOPE, a Phase III clinical trial assessing the safety and efficacy of ViaskinTM Peanut for the treatment of peanut allergic patients one to three years of age. In September 2018, we announced that the independent DSMB completed its planned safety review of Part A of the EPITOPE trial. The DSMB did not identify any safety concerns for patients enrolled in Part A of the trial and recommended that the trial continue as planned with the 250 µg dose selected for investigation in Part B. We expect to announce the topline results from Part A of the EPITOPE trial in the first half of 2020. In October 2018, we announced the initiation of Part B of EPITOPE. We expect to enroll approximately 350 toddlers for Part B in the United States, Europe, Australia and Canada, and expect to announce an update on our timing for completion of enrollment in the first half of 2020. Patients in the EPITOPE trial were eligible to enroll in EPOPEX (EPITOPE OPen-Label EXtension Study to Evaluate the Long-Term Clinical Benefit and Safety of ViaskinTM Peanut in Peanut-Allergic Children), a long-term, open-label extension trial of ViaskinTM Peanut 250 µg in toddlers. In the EPOPEX trial, patients who were randomized and received active treatment during EPITOPE will receive ViaskinTM Peanut 250 µg for two additional years, while patients who received placebo during EPITOPE will be treated with ViaskinTM Peanut 250 µg for three years.

Our second product candidate, ViaskinTM Milk, is being developed for children and adolescents for the treatment of IgE mediated CMPA. Proof-of-concept data from a pilot clinical trial of ViaskinTM Milk was published in JACI in 2010. In November 2014, we initiated our 198-subject, multi-center, double-blind, placebo-controlled, randomized Phase I/II dose-finding MILES clinical trial evaluating the safety and efficacy of ViaskinTM Milk in children two to 11 years of age and adolescents 12 to 17 years of age with IgE mediated CMPA. Completion of Part A (Phase I) occurred in June 2015. In February 2018, we reported results from this dose-finding trial. Following analyses of the data, the 300 µg dose was identified as the dose with the greatest observed clinical activity for children (ITT, p=0.042). We believe these results support further advancement of the ViaskinTM Milk program, and we intend to discuss findings with regulatory authorities to determine the design of future studies.

We are also developing a third product candidate, ViaskinTM Egg, for the treatment of hen’s egg allergy. In the first half of 2015, we began pre-clinical work for this product candidate with the goal of initiating a clinical program if these studies are successful.

To support our pipeline innovation strategy, we have commenced a number of proof-of-concept trials in the field of inflammatory and autoimmune diseases. In November 2015, Dr. Jonathan Spergel from CHOP initiated an investigator-sponsored multi-center, double-blind, placebo-controlled, randomized trial to assess the safety and efficacy of ViaskinTM Milk in pediatric patient populations with milk-induced EoE. CHOP presented and published finding from this 20-patient trial in December 2018, February 2019 and February 2020. A reduction in eosinophil counts was observed in this initial data set, showing a possible connection between the skin and the gastrointestinal tract. We also initiated our first human proof-of-concept trial in the field of boosting vaccination in September 2016 in collaboration with HUG and BioNet. We, in collaboration with HUG and BioNet, designed a Phase I trial to study the ability of ViaskinTM rPT in the reactivation of immunity against Bordetella pertussis in 60 healthy adults. The primary endpoint of the study was the incidence of treatment-emergent adverse events, or TEAEs, related to the application of ViaskinTM rPT and the secondary objectives assessed humoral responses compared to placebo In November 2016, we announced the completion of dosing in the first cohort and the DSMB recommendation that the study continue with dosing in the second patient cohort. We announced the results of this trial in March 2017. In September 2018, we presented data from two additional cohorts, showing that following skin preparation with an epidermal laser, anti-PT booster responses elicited by ViaskinTM-PT were comparable to those elicited by BoostrixTM dTpa, an injectable approved booster vaccine.

We are also exploring the use of the ViaskinTM technology platform in the development of diagnostic tools for food allergies. In May 2016, we announced our entry into an exclusive global collaboration with Nestlé Health Science to develop MAG1C, a ready-to-use and standardized atopy patch test for the diagnosis of CMPA in infants and toddlers. Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally.

ViaskinTM Peanut

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

Phase III Clinical Program Ages Four to 11 — PEPITES and REALISE

PEPITES (Peanut EPITTM Efficacy and Safety Study)

In December 2015, we initiated a pivotal Phase III trial designed to evaluate the safety and efficacy of ViaskinTM Peanut 250 µg in children four to 11 years of age suffering from peanut allergy. PEPITES was a global, randomized 2:1, double-blind, placebo-controlled Phase III trial, in which pediatric peanut allergic patients were treated with ViaskinTM Peanut 250 µg or placebo for 12 months. During the trial, patients’ sensitivity to peanut protein was assessed using a double-blind, placebo-controlled food challenge, or DBPCFC, at baseline. The DBPCFC was halted once the subject exhibited an objective symptom, as described on a pre-specified scale, thus establishing a subject’s peanut reactivity level, which is labeled as the patient’s eliciting dose, or ED. As in VIPES, patients received a daily application of ViaskinTM Peanut or placebo over a 12-month treatment period. Each patch was to be applied for 24 hours on the patient’s back.

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

Results of PEPITES Trial

In October 2017, we announced topline results from PEPITES, in which we observed a statistically significant response with a favorable tolerability profile, with 35.3% of patients responding to ViaskinTM Peanut 250 µg after 12 months of treatment as compared to 13.6% of patients in the placebo arm (difference in response rates = 21.7%; p=0.00001; 95% CI = 12.4% - 29.8%). However, the primary endpoint, which evaluates the 95% CI in the difference in response rates between the active and placebo arms, did not reach the 15% lower bound of the CI that was proposed in the study’s Statistical Analysis Plan submitted to the FDA. We presented these topline results at the 2018 AAAAI/WAO Joint Congress in Orlando, Florida in March 2018. Detailed results were published in The Journal of the American Medical Association in February 2019.

With respect to CRD, a key secondary endpoint which measures threshold reactivity during the DBPCFC, we observed that at month 12, patients treated with ViaskinTM Peanut 250 µg and placebo reached a mean CRD of 906 mg (median 444 mg) and 361 mg (median 144 mg) of peanut protein, respectively. Mean CRD at baseline was 211.7 mg (median 144 mg) in the ViaskinTM Peanut arm and 212.5 mg (median 144 mg) in the placebo arm. An increase in the CRD was observed between ViaskinTM Peanut and placebo (nominal p-value < 0.001).

Exploratory analyses showed that changes in peanut-specific biomarkers, including immunoglobulin E (IgE) and immunoglobulin G4 (IgG4), support the immunomodulatory effect with ViaskinTM Peanut [Figure 1]. The median observed increase from baseline in peanut-specific IgE was greater in the ViaskinTM Peanut group vs placebo group, respectively, at month 3 (70.1 kilounits of antibody per liter (kUA/L) vs 9.8 kUA/L) and month 6 (27.4 kUA/L vs 1.32 kUA/L). However, at month 12, peanut-specific IgE were observed to return to near baseline in both groups (1.1 kUA/L vs -1.1 kUA/L). Median peanut-specific IgG4 were observed to increase over time in the ViaskinTM Peanut group (change from baseline at month 3: 0.81 mg/L; month 6: 1.79 mg/L; month 12: 3.27 mg/L), while levels remained unchanged from baseline in the placebo group. The change from baseline in peanut-specific IgG4 was greater at all time points with ViaskinTM Peanut vs placebo, and the groups were observed to be highly distinguished by this marker, given a flat trend in the placebo arm.

Figure 1: PEPITES Immunological Responses

In a post-hoc analysis, the majority of patients on ViaskinTM Peanut exhibited an increased ED compared to the placebo group (62.6% in active vs. 28% in placebo) at 12 months. An additional post-hoc analysis showed that 53.1% of patients treated with ViaskinTM Peanut increased their baseline ED from 100 mg or less to 300 mg or more, compared to 19% in the placebo group. Based on quantitative risk modeling from Baumert et al, this improvement in ED is predicted to reduce the risk of an allergic reaction due to accidental exposure by over 95%.

A favorable safety and tolerability profile was observed with ViaskinTM Peanut. Treatment adherence was high (98.5%), and similar discontinuation rates between treatment groups were reported, with 89.9% of patients completing the trial. There was a low discontinuation rate due to treatment-emergent adverse events (TEAEs) (1.7%), and the overall rate of TEAEs, regardless of relatedness to the treatment, was comparable between treatment and placebo groups, at 95.4% and 89.0%, respectively. The most commonly reported TEAEs were mild to moderate application-site reactions that decreased after month 1 in both frequency and severity. There were no treatment-related gastrointestinal adverse events or cases of eosinophilic esophagitis in this trial.

There were no cases of severe anaphylaxis in the trial. Serious adverse events (SAEs) were balanced between the ViaskinTM Peanut and placebo group, at 4.2% vs. 5.1%, respectively. Four SAEs reported in three ViaskinTM Peanut patients (1.3%) were determined by the investigator as possibly or probably related to treatment. A low rate of treatment-related epinephrine use was reported (2.9% treatment group vs. 0.8% placebo group). Ten cases in eight ViaskinTM Peanut patients (3.4%) of possibly or probably treatment-related anaphylaxis occurred, and all were classified as mild or moderate without evidence of cardiovascular, neurologic, or respiratory compromise. Six of these ten cases were treated with epinephrine, and five of the eight patients continued on ViaskinTM Peanut in the trial.

Following the completion of PEPITES, all patients were eligible to enroll in PEOPLE (Open-Label Follow-Up Study of the PEPITES Study to Evaluate the Long-term Efficacy and Safety of ViaskinTM Peanut), a long-term, open-label extension trial of ViaskinTM Peanut 250 µg in children. In the PEOPLE trial, patients who were randomized and received active treatment during PEPITES will receive ViaskinTM Peanut 250 µg for two additional years, while patients who previously received placebo during PEPITES will be treated with ViaskinTM Peanut 250 µg for three years. In August 2017, we announced the completion of enrollment of the PEOPLE trial, with 298 (92%) patients who completed PEPITES enrolling in this follow-up trial.

PEOPLE (PEPITES OPen Label Extension Study)

In January 2020, we announced positive topline results of the three-year, open-label extension of our Phase III PEPITES trial, or PEOPLE trial, evaluating the long-term efficacy and safety of investigational ViaskinTM Peanut in peanut-allergic children ages four to 11 years. The results demonstrated long-term clinical benefit as shown by an increase in eliciting dose, or ED, which may decrease the chance of reacting to an accidental peanut exposure.

The PEOPLE trial is an ongoing open-label extension study evaluating the long-term safety, tolerability and efficacy of ViaskinTM Peanut 250 µg in patients who have completed the Phase III PEPITES trial. Of the 213 patients who were randomized in the active treatment arm of PEPITES and completed the 12-month trial, 198 patients opted to enter the PEOPLE study (safety population). Of these patients, 148 were considered completers after 36 months and 141 patients completed all treatment according to the study protocol without major deviations. Efficacy data were analyzed from these 141 patients (per-protocol).

Topline results from PEOPLE support the long-term tolerability and clinical benefit of ViaskinTM Peanut, demonstrating desensitization over 36 months of treatment, with 75.9% (107/141) of patients increasing their ED from baseline. After 36 months, 51.8% (73/141) of patients reached an ED of at least 1,000 mg peanut protein, an increase relative to Month 12, 40.4% (57/141). In addition, 13.5% (19/141) of patients completed the food challenge without meeting stopping criteria at 36 months (cumulative dose of 5,444 mg). At Month 36, the mean cumulative reactive dose (CRD) was 1,768.8 mg (median 944 mg) compared to 223.8 mg (median 144 mg) at baseline

The safety profile of ViaskinTM Peanut was consistent with that observed in the clinical program to date in over 1,000 patients. During the PEOPLE trial, the most common adverse events were mild to moderate skin reactions localized to the administration site, and there was no epinephrine use deemed related to treatment. No treatment related serious adverse events were reported. One patient experienced one case of mild anaphylaxis that was determined by the investigator to be possibly related to treatment and resolved without treatment. Treatment compliance remained high throughout the trial at a mean of 98% over three years of treatment. Low discontinuations due to adverse events were observed, with two children discontinuing the trial due to treatment-related TEAEs during PEOPLE.

Exploratory analyses suggest ViaskinTM Peanut may offer sustained effect even after a period without treatment. All participants who reached an ED ≥ 1,000 mg at Month 36 were eligible to continue the trial for two additional months without treatment while maintaining a peanut-free diet. A further double-blind placebo-controlled food challenge to determine ED was administered at the end of this period (Month 38). The analysis showed that 77.8% (14/18) of the children who completed the oral food challenge at Month 38 maintained desensitization with an ED ≥ 1,000 mg.

REALISE (REAL Life Use and Safety of EPITTM)

In November 2016, we initiated a Phase III trial in peanut allergic children four to 11 years of age designed to assess the use and safety of ViaskinTM Peanut 250 µg in routine clinical practice. REALISE is a multicenter, randomized 3:1, double-blind, placebo-controlled Phase III trial, in which pediatric peanut allergic patients were treated with ViaskinTM Peanut 250 µg or placebo for six months. Treatment course with ViaskinTM Peanut consists of a daily application of the patch on the backs of the patients.

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

Results of REALISE Trial

Results from this trial were comparable with outcomes from previous studies of ViaskinTM Peanut 250 µg. The most commonly reported adverse events were local application site reactions, which were mostly mild and moderate in nature. No imbalance in SAEs was observed in the trial, with three cases in three patients in the active arm (1.0%) and two cases in two patients in the placebo arm (2.0%). One case in one patient in the active arm was qualified by the investigator as moderate anaphylaxis probably related to treatment. The patient responded to standard outpatient therapy. In the six-month blinded period, the discontinuation rate was 2.5%, with a 1.0% dropout related to adverse events. The mean patient compliance was above 95%.

Phase III Clinical Trial Ages One to Three—EPITOPE

EPITOPE (EPITTM in Toddlers with Peanut Allergy)

In August 2017, we initiated EPITOPE, a two-part, pivotal, double-blind, placebo-controlled Phase III trial designed to evaluate the safety and efficacy of ViaskinTM Peanut in children one to three years of age suffering from peanut allergy. Part A of the trial assessed the safety of two doses of ViaskinTM Peanut, 100 µg and 250 µg, in 51 patients for three months. Based on the results from Part A, we are studying the maximum-tolerated dose in Part B, which is expected to enroll approximately 350 additional patients to evaluate the safety and efficacy of the identified dose versus placebo for 12 months.

The primary efficacy endpoint of the trial is based on a responder analysis after 12 months of treatment of ViaskinTM Peanut. For patients with a baseline peanut protein ED equal to or less than 10 mg, a responder is defined as a patient with a peanut protein ED equal to or greater than 300 mg of peanut protein after 12 months of treatment. For patients with a baseline ED greater than 10 mg, a responder is defined as a patient with a peanut protein eliciting dose equal to or greater than 1,000 mg of peanut protein after 12 months of treatment. The primary analysis evaluating the difference between ViaskinTM Peanut 250 µg and placebo is defined by reaching a lower bound of the two-sided 95% confidence interval (CI) of ≥15%.

In September 2018, we announced that the independent DSMB completed its planned safety review of Part A of EPITOPE and did not identify any safety concerns for patients enrolled in Part A of the trial, recommending that the trial continue as planned with the 250 µg dose selected for investigation in Part B. We expect to announce the results from Part A of the EPITOPE trial in the first half of 2020. In October 2018, we announced the initiation of Part B of EPITOPE. We expect to enroll approximately 350 toddlers in the United States, Europe, Australia and Canada, and expect to announce an update on our timing for completion of enrollment in the first half of 2020.

Patients in EPITOPE were eligible to enroll in EPOPEX (EPITOPE Open-Label Extension Study to Evaluate the Long-Term Clinical Benefit and Safety of ViaskinTM Peanut in Peanut-Allergic Children), a long-term, open-label extension trial of ViaskinTM Peanut 250 µg in toddlers. In the EPOPEX trial, patients who were randomized and received active treatment during EPITOPE will receive ViaskinTM Peanut 250 µg for two additional years, while patients who received placebo during EPITOPE will be treated with ViaskinTM Peanut 250 µg for three years.

Phase IIb Clinical Trials—VIPES and OLFUS-VIPES

VIPES (ViaskinTM Peanut’s Efficacy and Safety)

In August 2012, we initiated VIPES, a double-blind, placebo-controlled, multi-center Phase IIb clinical trial of ViaskinTM Peanut in 221 peanut allergic patients with a well-documented medical history of systemic reactions after ingestion of peanut. Patients completed their last food challenge visits after twelve months of treatment.

The VIPES trial was a multi-center clinical trial conducted at 22 sites in North America and Europe. In the trial, 221 peanut allergic patients were randomized into four treatment arms to evaluate three doses of ViaskinTM Peanut, specifically 50 µg, 100 µg and 250 µg peanut protein, compared to placebo. The trial was prospectively organized across the three dose levels with two patient strata, composed of three different patient age groups: children (113 patients, ages six to 11) for the first stratum and adolescents (73 patients, ages 12 to 17) plus adults (35 patients, ages 18 to 55) for the other stratum. Each patient underwent two DBPCFCs: one at initial screening and one at 12 months after initiation of treatment. The challenge was halted once the subject exhibited an objective symptom, thus establishing a subject’s ED. Patients in VIPES received a daily application of the ViaskinTM Peanut patch over a 12-month treatment period. Each patch was applied for 24 hours, either on the upper arm for adults (ages 18 to 55) and adolescents (ages 12 to 17) or on the back of children (ages six to 11).

Baseline peanut tolerance levels were established by measuring the peanut eliciting dose at which patients began to exhibit allergy symptoms, thus establishing the reactive baseline dose. The median baseline reactive dose in VIPES was 30 mg for children and 100 mg for adolescents and adults. The distribution of patients’ baseline reactive dose is summarized in the graph below.

The primary efficacy endpoint in the trial was the percentage of treatment responders for each active treatment compared to placebo. Trial responders were defined as patients who, after 12 months of treatment with ViaskinTM Peanut and using a DBPCFC, started to react at a dose of peanut protein equal to or greater than 1,000 mg, or at least a 10-fold increase in the eliciting dose of peanut protein compared to baseline. As a secondary efficacy endpoint, CRD was also used to establish the total quantity of peanut protein triggered patient reactions at month 12 versus placebo. Serological markers were also measured as additional secondary endpoints at baseline, three, six and 12 months in order to characterize the immunological changes observed in patients.

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

The principal coordinating investigator for VIPES in Europe is Christophe Dupont, M.D., Ph.D., Head of the Pediatric-Gastroenterology Ambulatory Department at the Necker Hospital, or AP-HP. Dr. Dupont has been a member of the European Society for Pediatric Gastroenterology, Hepatology and Nutrition and of the Committee of Nutrition of the French Pediatric Society.

Results of VIPES Trial

In September 2014, we announced topline results for the VIPES trial, which was followed by a full study presentation at the 2015 AAAAI Annual Meeting in Houston, Texas, during an oral presentation by Dr. Sampson titled, “Epicutaneous Immunotherapy (EPITTM) is effective and safe to treat Peanut Allergy: a multi-national, double-blind placebo-controlled randomized, phase IIb trial.” We discussed additional post-hoc analyses during a company event webcasted following the 2015 AAAAI meeting.

The primary efficacy endpoint was met with ViaskinTM 250 µg, with 50.0% responders vs 25.0% with placebo, p=0.01 [Figure 2]. Moreover, children in the ViaskinTM 250 µg arm (six-11 years) exhibited 53.6% responders vs 19.4% for placebo, p=0.008 [Figure 3]. In children, the mean CRD showed a ViaskinTM Peanut dose-dependent response, with a change from baseline of +61 mg, +471 mg, +570 mg and +1121 mg for the placebo, 50 µg, 100 µg, and 250 µg arms, respectively [Figure 4]. Children’s immunological responses were observed to be robust. In the ViaskinTM 250 µg arm, peanut-specific IgE exhibited a median increase ≥50 kUA/L at 3 months and decreased back to baseline at 12 months; median peanut-specific IgG4 at 12 months increased in a dose-dependent fashion: 1.3, 5.5-, 7.2- and 19.1-fold for each dose arm, respectively [Figure 5].

We are conducting additional analyses on the adolescents and adults age stratum. Due to a high placebo response rate, we believe these results need to be investigated further before determining our ViaskinTM Peanut development path in these patient populations [Figure 6]. We intend to refine our development strategy for both peanut allergic adolescents and adults in the next 12 months.

Patient compliance with daily ViaskinTM Peanut application was above 97%. The safety profile was confirmed across all active arms with no serious treatment-related adverse events reported or use of epinephrine related to treatment. Three separate Data Safety Monitoring Board, or DSMB, meetings concluded that VIPES did not have any safety concerns. In the trial, there were 20 SAEs, but none related to study drug. Of the 20 Serious Adverse Events, or SAEs, in VIPES, 14 were anaphylaxes during the DBPCFC, three were moderate anaphylaxes after accidental consumption of peanut containing foods outside of clinical trial site, one was a reaction to fish consumption, one respiratory distress case and one psychiatric case. The trial drop-out rate was 6.3%, or 14 patients, which was below the 15% rate initially anticipated. Two of the 14 drop-outs were related to the study drug due to dermatitis, one was due to uncontrolled asthma not related to treatment and the remaining 11 patients were drop-outs due to non-compliance, lost to follow-up or consent withdrawals. Furthermore, local cutaneous reactions, mostly mild and moderate, were observed in the majority of the active groups.

The following figures summarize these results.

Figure 2: Summary of VIPES Responders

Figure 3: Summary of VIPES Responders: Children

Figure 4: Summary of CRD Changes from Baseline in Children

Figure 5: Summary of Immunological Responses in Children

Figure 6: Summary of VIPES Responders: Adolescents and Adults

OLFUS-VIPES (Open-Label Follow-Up Study)

In September 2013, we initiated an open-label follow-up Phase IIb clinical trial called OLFUS-VIPES to assess the long-term efficacy and safety of ViaskinTM Peanut in patients with peanut allergy. OLFUS-VIPES is an extension trial for patients who completed the VIPES double-blind, placebo-controlled clinical trial, during which all patients were under active treatment with ViaskinTM Peanut 250 µg. OLFUS-VIPES includes 171 patients at 21 sites in North America and Europe, representing 83% of the patients who completed 12 months of therapy in the VIPES trial. The objective of this trial was to assess the efficacy and safety of ViaskinTM Peanut after up to 36 months of epicutaneous immunotherapy in peanut allergic patients, as well as sustained unresponsiveness of patients to peanut protein after cessation of treatment.

Results of OLFUS-VIPES Trial

In October 2016, we announced topline results for OLFUS-VIPES, which evaluated the long-term efficacy and safety of ViaskinTM Peanut for the treatment of peanut allergic children. The response rate in children (ages six to 11 at entry in VIPES) treated with the 250 µg dose for 36 months was observed to be long-lasting. In this dose cohort, 83% of children were observed to continue responding to treatment during the second year of OLFUS, up from 80% at month 12 of OLFUS and 57% at the OLFUS baseline. The average CRD for this treatment group progressed to 2,454 mg (1,440 mg median) of peanut protein at the completion of OLFUS, from 1,884 mg (1,440 mg median) at month 12 of OLFUS, from 1,068 mg (444 mg median) at the OLFUS baseline, and 84 mg (44 mg median) at baseline during VIPES entry [Figure 7]. Serological markers for this treatment group showed the strengthening of the immunological changes initially observed in VIPES. After 36 months, a median 36.5% decrease from the VIPES baseline value in peanut-specific IgE was observed, while the high median levels IgG4 were maintained at a 473% increase from the VIPES baseline [Figure 8]. Detailed study results were presented at the 2017 AAAAI meeting in Atlanta, Georgia by Dr. Wayne Shreffler during an oral presentation titled, “Efficacy and Safety of Long-Term Epicutaneous Immunotherapy (EPITTM) Treatment of Peanut Allergy with ViaskinTM Peanut: Results of the Two-Year Extension of the VIPES Phase IIb Clinical Trial.”

No drug-related epinephrine use or SAEs due to ViaskinTM Peanut were reported. The study’s median compliance rate, which was maintained at 95.5%, was also consistent with previously reported results from VIPES and prior observations in OLFUS. Most adverse events were related to application site and were mild to moderate, with decreasing severity and frequency over time.

After 24 additional months of treatment with ViaskinTM Peanut, no additional significant clinical response was observed relative to the OLFUS baseline in the adolescents and adults’ treatment group. Response rates consistent with the results observed in VIPES were shown in treatment-naïve adolescents and adults who received 24 months of therapy during OLFUS.

The following figures summarize these results.

Figure 7: Summary of Responders in OLFUS-VIPES — Children Treated for

36 Months with ViaskinTM 250 µg

Figure 8: OLFUS-VIPES Serological Evolution in Children Treated for 36 Months with ViaskinTM 250 µg

Phase Ib Clinical Trial

In July 2010, we initiated our first clinical trial of ViaskinTM Peanut in the United States, which was a Phase Ib trial to evaluate the safety and tolerability of repeated epicutaneous administration of ViaskinTM Peanut in patients allergic to peanuts. Results from this trial were published in February 2016 in JACI. In the trial, which was conducted at five leading centers in the United States, 100 patients (initially adults, followed by adolescents and then children) allergic to peanuts, including 70 with a non-severe allergy and 30 with a severe allergy, were randomized and treated for two weeks with 20 µg to 500 µg of ViaskinTM Peanut or with placebo. Patients with a history of severe anaphylactic reactions could be enrolled only after assessment of the safety of ViaskinTM Peanut in patients with historical non-severe anaphylaxis. The primary endpoint of this clinical trial was safety, with the primary safety parameters of adverse events, physical examinations, vital signs, lab values, allergic reactions, any skin reactions, local or distant, echo-cardiogram, and Peak Expiratory Flow and spirometry (FEV1). Secondary endpoints included the proportion of patients that experience systemic reactions such as urticaria, asthma and acute dyspnea, change in blood pressure, and digestive symptoms such as vomiting and diarrhea associated with ViaskinTM Peanut treatment versus placebo, the proportion of patients requiring treatment for systemic reactions related to ViaskinTM Peanut treatment or placebo, and overall adherence to the clinical trial treatment.

In the overall population, the dose of 500 µg of ViaskinTM Peanut in adults and adolescents, and the dose of 250 µg of ViaskinTM Peanut in children, were each shown to be well-tolerated maximum doses regardless of the administration plan. Importantly, an excellent treatment compliance rate greater than 96% was observed and the intermediate results suggested satisfactory usage safety of ViaskinTM Peanut in patients allergic to peanuts. The interim report was communicated to the FDA on December 15, 2011, and we released the complete results of this clinical trial at the EAACI Congress in June 2012.

Academic Trials

The lack of cure and approved treatment options for food allergies has encouraged researchers and physicians to conduct several observational and mechanistic studies to further their understanding of these diseases. In the United States, for example, the NIAID of the United States National Institutes of Health has substantially increased its support for food allergy research since 2003, including the establishment of CoFAR in 2005.

As such, we have been approached by certain academic and research institutions interested in exploring ViaskinTM and EPITTM’s mechanism of action and their impact on patients. In particular, both the AP-HP in France and CoFAR in the United States have initiated clinical trials to assess ViaskinTM Peanut’s efficacy: ARACHILD and CoFAR6, respectively. While not a sponsor of these trials, we have and will provide the doses of ViaskinTM Peanut needed to complete both of these trials.

CoFAR6 (Consortium for Food Allergy Research 6)

In October 2013, CoFAR launched a multi-center, randomized, double-blind, placebo-controlled trial to evaluate ViaskinTM Peanut in children and adults allergic to peanuts. This trial is sponsored and funded by the NIAID and coordinated by Stacie M. Jones, MD, Professor of Pediatrics, University of Arkansas for Medical Sciences, Arkansas Children’s Hospital, Little Rock, Arkansas. The trial is being conducted in five hospitals in the United States and includes 75 patients; 54 children four to 11 years of age and 21 adolescents and adults 12 to 25 years of age. In CoFAR6, patients were randomized 1:1:1 to two doses of ViaskinTM Peanut (100 µg and 250 µg) or placebo. The primary outcome measure was the percent of patients desensitized to peanut protein during the peanut protein oral food challenge, or OFC, at week 52. Responders were characterized as patients who successfully passed a 5044 mg OFC or who successfully consumed a dose ten times greater as compared to baseline.

The 52-week CoFAR6 results were highlighted during two oral presentations at the 2016 AAAAI Annual Meeting in Los Angeles, California. Findings from this study were consistent with clinical data trends previously observed in VIPES. In the CoFAR6 trial, ViaskinTM Peanut was observed to have a favorable safety and tolerability profile across treatment groups, with no SAEs or epinephrine use related to treatment observed. Treatment adherence was high (97.1%), dropouts were low (8%), and no withdrawals occurred in the 250 µg treatment group. Cohorts treated with both ViaskinTM Peanut 100 µg (P=0.005), and ViaskinTM Peanut 250 µg (P=0.003) met the primary efficacy endpoint in all populations. The treatment response was enhanced in children four to 11 years of age, and also, with ViaskinTM Peanut 250 µg compared to ViaskinTM Peanut 100 µg. Based on additional analysis presented separately by us, we observed a greater response in children treated with the 250 µg dose (P=0.001). The CoFAR6 results were published in JACI in October 2016.

CoFAR6 also explored mechanistic features of ViaskinTM Peanut. Dr. Cecilia Berin, Associate Professor Pediatrics, Mount Sinai Hospital in New York, New York presented early findings from CoFAR6 at the 2016 AAAAI meeting, which supported ViaskinTM Peanut’s mechanistic features that have been observed at the preclinical level. ViaskinTM Peanut at the 250 µg dose showed a trend of decreased Th2 cell frequency without any increased trends in the Th1 response. In animal models, we have observed that ViaskinTM’s unique mechanism of action could rebalance the immune reaction by down-regulating the Th2 response to allergens while keeping Th1 responses balanced.

ARACHILD

The ARACHILD trial is a pilot trial conducted in France by the AP-HP. It is a DBPCFC trial to investigate the efficacy and safety of ViaskinTM Peanut in peanut allergic patients recruited from six centers. In the trial, 54 patients (35 children (age five to 11) and 19 adolescents (age 12 to 18)), were randomized into two treatment arms to evaluate a single dose of ViaskinTM Peanut, specifically 100 µg of peanut protein, compared to placebo. Patients in the placebo arm were crossed over at six months to ViaskinTM Peanut without unblinding the trial. Each patient underwent DBPCFCs at months six, 12 and 18 after initiation of treatment. After the initial double-blind six-month treatment period, all patients went through an open-label period of 30 months. The primary endpoint of the trial was the proportion of patients who achieved at least a 10-fold increase in initial reactive dose or CRD greater than 1,000 mg of peanut protein (about four peanuts). The secondary endpoints included significant immunological changes.

In June 2013, AP-HP reported the results from the initial six-month double-blind placebo-controlled phase of the trial and for the first 12 months of the open-label follow-up phase. In the active group (28 patients), six-, 12- and 18-month data showed 7.4%, 20% and 40% of patients, respectively, consuming at least 10 times more peanut protein than tolerated at the beginning of the trial (versus 7.7% in the placebo arm before the crossover to ViaskinTM Peanut at month six, then 13% and 19% respectively after the crossover). Net trends of a specific sub-analysis of 19 adolescents (age 12 to 17) showed that despite a positive serological response of IgE, no adolescents qualified as responders at six, 12 and 18 months. In an analysis of 35 children (age five to 11), we observed not only a positive serological response of IgE, but also that an immunological response is characteristic of an acquisition of tolerance leading to a continuous and progressive number of responders. For the children subgroup, six-, 12- and 18- month data showed 12.5%, 33.3% and 66.7% of patients, respectively, consuming at least 10 times more peanut protein than at the beginning of the trial (versus 10.5% in the placebo arm before the crossover to ViaskinTM Peanut at month six, then 16.7% and 23.5%, respectively, after the crossover). ViaskinTM Peanut also showed significant immunological changes (secondary efficacy endpoints) in the overall population, with clear-cut results in children. In treated children, peanut-specific IgE were increased by more than two-fold at 6-month, before decreasing and approaching toward initial levels at 18-month, while peanut-specific IgG4 (immunoglobulin G4) increased by more than eight-fold over 18-month of treatment.

Additional analyses of these data also suggest a linear relationship between body surface and response rate as well as onset of response. This analysis supports the belief that the 100 µg dose in ViaskinTM Peanut used in ARACHILD was potentially too low to generate a significant clinical outcome in patients with a higher body surface. In addition, these data also suggest that levels of the antibody IGg4 are potentially a good predictor of future patient response.

Pre-Clinical Studies

Prior to commencing our clinical trials of ViaskinTM Peanut, we completed a series of customary proof-of-concept and IND-enabling pre-clinical studies. These included in vitro pharmacokinetic/absorption studies, in vivo pharmacology studies in a mouse model of peanut allergy, and toxicology studies, as well as ISO 10993-compliant biocompatibility studies for the device component.

Following the potential approval and commercialization of ViaskinTM Peanut in the United States, we intend to comprehensively evaluate the product candidates in our pipeline, including ViaskinTM Milk and ViaskinTM Egg. However, we expect to continue to prioritize the advancement and commercialization of ViaskinTM Peanut, if approved.

ViaskinTM Milk

Background

Cow’s Milk Protein Allergy (CMPA) is frequently the first allergy that appears during early childhood. CMPA is often missed in the primary care setting and can be a significant cause of infant distress when left undiagnosed. Symptoms can include gastrointestinal problems such as vomiting and diarrhea, skin rash, angioedema or rapid swelling of the skin, and anaphylaxis. The only option available for CMPA management is the avoidance of cow’s milk, which can lead to issues of dietary imbalance, failure to thrive and poor quality of life.

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

MILES (MILk Efficacy and Safety)

Our product candidate for the treatment of CMPA, ViaskinTM Milk, received fast track designation from the FDA in September 2016. In November 2014, we initiated our MILES trial, a multi-center, double-blind, placebo-controlled, randomized Phase I/II trial to was designed to determine a safe and effective dose in two age groups: children ages two to 11 and adolescents ages 12 to 17, and study the safety and efficacy of ViaskinTM Milk in patients suffering from IgE mediated CMPA. This trial was conducted in select United States and Canadian clinical centers. In the study, 198 patients (18 patients in Part A and 180 patients in Part B) were randomized for treatment at 17 sites.

In November 2016, we announced the completion of enrollment for Part B of the MILES study, or Phase II. Part B was designed to evaluate the safety and efficacy of three doses of ViaskinTM Milk (150 µg, 300 µg, 500 µg) compared to placebo for 12 months. The primary efficacy endpoint was the percentage of patients who are treatment responders after 12 months, defined as patients who meet at least one of the following criteria: (1) a 10-fold or greater increase in CRD of cow’s milk proteins at month 12 of the food challenge as compared to baseline value in addition to reaching tolerance to at least 144 mg of cow’s milk protein (approximately 4.5 mL of milk) or (2) a CRD of cow’s milk proteins greater than or equal to 1,444 mg (approximately 45 mL of milk) at month 12 of the food challenge. Secondary efficacy endpoints included, among others, the percentage of patients who are treatment responders at month 24, the mean and median CRD of cow’s milk proteins at months 12 and 24 as well as the change in CRD from baseline.

Results of MILES

In June 2015, we announced results for Part A of MILES, which is equivalent to Phase I, which evaluated the safety of repeated daily applications of three escalating dose-levels of ViaskinTM Milk (150 µg, 300 µg and 500 µg cow’s milk protein) versus placebo during three weeks in 18 patients. The DSMB for the study recommended that the study continue and expressed no safety concerns after evaluating the Part A safety data of patients treated with the three doses of ViaskinTM Milk.

In February 2018, we announced preliminary results from Part B, or Phase II, of a Phase I/II study evaluating the efficacy and safety of three dose regimens of ViaskinTM Milk (150 µg, 300 µg, 500 µg) in 198 patients for the treatment of IgE-mediated cow’s milk protein allergy, or CMPA. This was followed by a full study presentation at the 2018 EAACI Annual Meeting in Munich, Germany, during an oral presentation by Dr. Bob Wood titled, “A Double-Blind, Placebo-Controlled Phase I/II Dose-Finding Study of ViaskinTM Milk in Children and Adolescents for the Treatment of IgE-Mediated Cow’s Milk Protein Allergy (CMPA): Results From MILES.” Following analyses of the data, the 300 µg dose was identified as the dose with the greatest observed clinical activity for children (ITT, p=0.042). We believe these preliminary results support further advancement of the ViaskinTM Milk program, and intend to discuss findings with regulatory authorities to determine the design of future studies.

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

Summary of Response Rate and Cumulative Reactive Dose (CRD), ITT

	Placebo	ViaskinTM Milk 150 µg	ViaskinTM Milk 300 µg		ViaskinTM Milk 500 µg
Overall	n=53	n=49	n=49		n=47
Responder Rate	30.2%	36.7%	49.0%		36.2%
Mean Change in CRD	555.5	745.1	1,201.0	*	723.0
Children	n=40	n=38	n=38		n=36
Responder Rate	32.5%	34.2%	57.9	%**	38.9%
Mean Change in CRD	565.6	624.6	1,322.4	*	839.8
Adolescents	n=13	n=11	n=11		n=11
Responder Rate	23.1%	45.5%	18.2%		27.3%
Mean Change in CRD	525.4	1,150.3	715.6		364.0

*	Geometric Mean P-values for CRD, Overall: 0.008, Children: 0.045, **p=0.042

ViaskinTM Milk was reported to be well-tolerated across all doses with no treatment-related SAEs. The most commonly reported adverse events were mild and moderate application site reactions. Overall, the discontinuation rate was 4.5%, with a 1.5% dropout rate due to adverse events. Treatment adherence, as measured by mean patient compliance, was over 95% in all study groups.

Overall, 98.9% of patients completing month 12 of MILES opted to enroll in the open-label portion of the study.

Pilot Clinical Trial

Dr. Christophe Dupont and the AP-HP conducted a double-blind, placebo-controlled pilot clinical trial of EPITTM in 2005 in children (age three months to 15 years) with high levels of specific IgE related to cow’s milk protein who were unable to consume more than 10 mL of cow’s milk. A publication discussing this trial’s results was published in JACI in 2010. In the trial, at the end of a three-month treatment, the mean cumulative tolerated dose increment was 12-fold in the active group versus 8% in the placebo group.

At the start of the clinical trial, out of the 19 patients included, some patients could not tolerate the equivalent of one drop of milk without having severe reactions. However, after three or six months of treatment, almost half of the ViaskinTM Milk treatment group was able to ingest milk in large quantities. In contrast, no patients treated during the first three months with a placebo (patch without active substance) showed meaningful improvement. These same non-responder patients were then treated with ViaskinTM Milk and after three or six months of treatment, 80% of them experienced an improvement in their tolerance of milk. There were no serious or unexpected adverse events in the trial nor premature withdrawal from the clinical trial. Although larger studies are needed to confirm the statistical efficacy, we believe the results of the pilot clinical trial provide proof-of-concept for specific immunotherapy via the epicutaneous route for this indication.

Pre-Clinical Studies

Prior to commencing our clinical trial of ViaskinTM Milk, we completed a series of customary proof-of-concept and IND-enabling pre-clinical studies. These included in vitro pharmacology studies in a murine model of allergies, general safety studies in a milk-sensitized animal model, genetic and other toxicology studies with the milk protein extract, and local tolerance studies, as well as biocompatibility studies of the device component.

ViaskinTM Egg

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

Development Program for ViaskinTM Egg

We are developing ViaskinTM Egg as a treatment that we believe can reduce the clinical manifestations of hen’s egg allergy. Studies also suggest that the treatment of egg allergy in young children may have a significant impact on preventing the occurrence and development of eczema.

We began pre-clinical work for this product candidate in the first half of 2015.

Other Potential ViaskinTM Technology Applications

We believe that our broadly applicable technology platform, know-how and deep understanding of EPITTM positions us well to develop product candidates in areas of unmet medical need in immunotherapy. We currently expect to selectively conduct product development programs outside of our core expertise in food allergies, and will often seek to collaborate with companies or agencies that are experts in a particular field of interest. To date, we have signed several collaboration agreements to broaden the number of indications we are pursuing with our ViaskinTM technology platform, while also developing other potential product candidates independently. We do not expect to provide regular updates unless and until we elect to move forward with any of these product candidates in a meaningful way:

•

We are exploring the use of our technology platform in the development of diagnostic tools for food allergies. In May 2016, we announced our entry into an exclusive collaboration with Nestlé Health Science to develop MAG1C, a ready-to-use and standardized atopy patch test for the diagnosis of non-IgE mediated CMPA in infants and toddlers. Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally. We are eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, inclusive of an upfront payment of €10.0 million.

•

With CHOP, we explored the use of our technology platform in EoE. The SMILEE (Study of Efficacy and Safety of the ViaskinTM Milk in Milk-Induced Eosinophilic Esophagitis) trial which studied ViaskinTM Milk in the treatment of milk-induced EoE in children ages four to 17. The trial was conducted by Dr. Jonathan Spergel at CHOP pursuant to an investigator-sponsored IND application that was accepted by the FDA in July 2015. Although we provided assistance in the form of funding and trial supplies, this trial is being conducted by CHOP and supervised by Dr. Spergel. Dr. Spergel presented and published the results of this trial in December 2018, February 2019 and February 2020.

•

With HUG and BioNet, we are developing ViaskinTM rPT, BioNet’s genetically-detoxified recombinant pertussis toxin administered by our ViaskinTM patches as a booster vaccine against pertussis. In September 2016, we initiated a proof-of-concept Phase I dose-escalation, randomized, double-blind, placebo-controlled safety and immunogenicity study of ViaskinTM rPT in 60 young healthy adults 18 to 40 years of age who have been vaccinated during childhood against pertussis. The primary endpoint of the trial was the incidence of treatment-emergent adverse events related to the application of ViaskinTM rPT, and the secondary objectives assessed humoral responses compared to placebo. In March 2017, we announced results from the trial assessing ViaskinTM rPT’s ability to boost immunity against pertussis by epicutaneously administering two doses of BioNet’s recombinant pertussis toxin. After further analysis of the data, limitations in study design and protocol were observed. In September 2018, we presented data from two additional cohorts at the 5th European Congress of Immunology in Amsterdam, Netherlands, which demonstrated that, following skin preparation with an epidermal laser, anti-PT booster responses elicited by ViaskinTM-PT were comparable to those elicited by BoostrixTM dTpa, an injectable approved booster vaccine.

In addition, we are continuing to explore other cellular mechanisms modulated by EPITTM, such as biomarkers, in collaboration with Mount Sinai Hospital in the United States and Commissariat à l’Énergie Atomique et aux Énergies

Alternatives, or CEA, in France. We believe that with improved knowledge about the evolution of immunological biomarkers and epigenetic modulation, we may be able to determine the level of patient response earlier during treatment, ensure follow-up and measure tolerance maintained once treatment is completed. At the 2016 EAACI meeting in Vienna, Austria, we presented initial findings from some of these collaborations, which suggest that proprietary biomarker modeling may be used to help monitor patient responses to ViaskinTM Peanut. Additional research is being performed to further strengthen the results of these early findings.

Manufacturing and Supply

Our Proprietary ViaskinTM Technology

We have engineered a proprietary manufacturing technology for ViaskinTM patch, which is designed to comply with the most stringent pharmaceutical production standards, including those promulgated by the FDA, in order to enable ViaskinTM to deliver proteins via intact skin. This novel pharmaceutical process, which was fully developed by us, uses an electrospray to spray homogeneous, thin, dry protein layers onto the ViaskinTM patch.

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

The principles of the ViaskinTM electrospray technology are the following:

•	Constant liquid flows from a capillary and is subjected to a high voltage electric field.

•

With our electrospray machine, we can transform these electrically charged liquid droplets into dry solid charged particles, and then drive them along the electric field lines onto the patch’s backing.

•	When the electric field lines are directed toward the grounded ViaskinTM patch, they force the dry particles to go directly to and only onto the patch.

With ViaskinTM manufacturing technology, we believe we can achieve:

•	a homogeneous layer of protein on the ViaskinTM patch;

•	a specific mass of active substance per ViaskinTM patch;

•	an adjustable active substance dosage and size for clinical trials;

•	instant drying of the active substance;

•	a high solubility of the active substance; and

•	the possibility of spraying on the ViaskinTM patch both biological and chemical substances.

ViaskinTM is a Highly Scalable Manufacturing Technology

We currently rely on a contract manufacturer, Sanofi, to manufacture the active pharmaceutical ingredients used in our ViaskinTM product candidates, such as peanut protein extract. Our manufacturing machine then uses an electrospray technology to deposit the active pharmaceutical ingredient onto the ViaskinTM patch.

ES GEN3.1 (2009) 10 or 18 nozzles Used for Phase I and Phase II trials

ES GEN3.2 (2014) 54 nozzles Used for Phase III trials Improved electrospray process, forerunner of ES GEN4.0

ES GEN4.0 (2017) 288 nozzles To be used for commercial products Scaled up to produce more patches annually

We believe our proprietary ViaskinTM manufacturing technology creates high barriers to entry to our line of business, particularly in the engineering and manufacturing of our ViaskinTM product candidates. We design, develop and build our manufacturing tools, and contract third-party manufacturers to operate it. We have entered into an agreement with a contract manufacturer, FAREVA, to manufacture clinical and commercial batches of ViaskinTM Peanut patches.

Intellectual Property

Our patent portfolio includes pending patent applications and issued patents in the United States and in foreign countries. To date, all patents directed at the ViaskinTM electrostatic patch, as well as food allergen desensitization methods, have been issued in the major markets, including in particular the United States, Europe, Canada and Australia. These patents and applications generally fall into four broad categories:

•	patents and patent applications we co-own with AP-HP and the Université de Paris-Descartes relating to the ViaskinTM electrostatic patch and its use, half of which may expire as early as 2022;

•	patents and patent applications which we own relating to our electrospray method of manufacturing the ViaskinTM electrostatic patch, which may expire as early as 2029;

•

patents and patent applications we co-own with AP-HP and the Université de Paris-Descartes relating to the treatment of peanut allergies using our ViaskinTM patch technology, which may expire as early as 2028; and

•

a variety of other patent applications that we own or co-own relating, for example, to prophylactic uses of the ViaskinTM patch technology and to treatment of other indications using the ViaskinTM patch technology.

The term of a U.S. patent may be eligible for patent term extension under the Hatch-Waxman Act to account for at least some of the time the drug or device is under development and regulatory review. With regard to a drug or device for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of the term of one U.S. patent. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or 14 years from the date of the FDA approval of the drug or device. Some foreign jurisdictions have analogous patent term extension provisions that allow for extension of the term of a patent that covers a device approved by the applicable foreign regulatory agency. In the future, if and when our ViaskinTM electrostatic patch receives FDA approval, we expect to apply for a patent term extension on the patent that we believe will provide the best exclusivity position if extended. We also has extensive know-how and trade secrets covering part of the ViaskinTM patch manufacturing method using electrospray technology

Co-Ownership Agreement

AP-HP and Université de Paris-Descartes

In December 2008, we entered into an assignment, development and co-ownership agreement with AP-HP and Université Paris-Descartes, or UPD, by which we agreed to terms of co-ownership with AP-HP and UPD of certain U.S. and foreign patents and patent applications, referred to herein as the shared patents. We, and any licensees or sublicensees that we designate, have the exclusive right to commercial uses of the shared patents. AP-HP and UPD agreed to use the shared patents only for internal research purposes and not to license the shared patents to any third party. Upon commercialization of any product covered by the shared patents, which we expect would include our ViaskinTM product candidates, we will be obligated to pay AP-HP and UPD a percentage of net sales as a royalty. This royalty is in the low single digits and varies depending on the particular patent used in the product. Additionally, if we license any of the shared patents to a third party and a licensee commercializes products covered by such shared patents, we will be obligated to pay AP-HP and UPD a percentage in the low single digits of the money that we receive from our licensee.

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

To our knowledge, other pharmaceutical and biotechnology companies are also seeking to develop food allergy treatments, although many are in the discovery or preclinical stages. For example, Aimmune Therapeutics, Inc., or Aimmune received FDA approval of its OIT product candidate, Palforzia, in peanut allergic patients in January 2020. To our knowledge, the company uses a formulation of peanut flour for oral administration intended for oral desensitization to peanut. We are also aware of other companies developing OIT product candidates, as well as other companies that are working on recombinant peanut proteins capable of initiating an attenuated immune response of using subcutaneous administration. In February 2020, Aimmune announced the licensing of exclusive worldwide rights to Xencor’s XmAb®7195 to be developed in combination with Palforzia. Aimmune also announced a clinical collaboration with Regeneron Pharmaceuticals, Inc. and Sanofi to study Palforzia treatment with dupilumab in peanut allergic patients, and commenced a Phase II clinical trial in October 2018 under this collaboration. Regeneron and Sanofi are currently recruiting patients in a Phase II study of dupilumab as a monotherapy in the treatment of peanut allergic patients. In August 2018, Genentech, Inc. and Novartis Pharmaceuticals Corporation announced that the FDA granted breakthrough designation for Xolair (omalizumab) for the prevention of severe allergic reactions following accidental exposure to one or more foods in people with allergies. In July 2019, NIAID (National Institute of Allergy and Infectious Diseases) started a Phase III clinical trial studying omalizumab as monotherapy and as adjunct therapy to multi-allergen OIT in multiple food allergies.

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

BLA and FDA Review Process

Following trial completion, trial data is analyzed to assess safety and efficacy. The results of pre-clinical studies and clinical trials are then submitted to the FDA as part of a BLA, along with proposed labeling for the product and information about the manufacturing process and facilities that will be used to ensure product quality, results of analytical testing conducted on the chemistry of the product candidate, and other relevant information. The BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity, potency and efficacy, which is demonstrated by extensive pre-clinical and clinical testing. The application includes both negative or ambiguous results of pre-clinical and clinical trials and positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

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

•

a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device or biological where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or

•

any investigational drug, device, or biological packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect. Our ViaskinTM product candidates are combination products comprising a device for delivery of a biologic. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. That determination is based on the “primary mode of action” of the combination product, which means the mode of action expected to make the greatest contribution to the overall intended therapeutic effects. Thus, if the primary mode of action of a device-biologic combination product is attributable to the biologic product, that is, if it acts by means of a virus, therapeutic serum, toxin, antitoxin, vaccine, blood, blood component or derivative, allergenic product, or analogous product, the FDA center responsible for premarket review of the biologic product would have primary jurisdiction for the combination product.

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

European Union Drug Review and Approval

In the European Economic Area, or EEA (which is comprised of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA (though there are other cases of regulatory authorizations derogating from the MA system which are exceptional and which do not currently concern the Company). There are three types of marketing authorizations:

The Centralized Procedure: an MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA on the date on which Regulation No. 726/2004 enters into force or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.

The Mutual Recognition Procedure is mandatory when a product has already been authorized for marketing in a Member State of the EEA, known as the reference Member State (RMS). This National MA needs to be recognized by the other Member States through the Mutual Recognition Procedure.

The Decentralized Procedure: when the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Concerned Member States, or CMSs) for their approval. If the CMSs raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e. in the RMS and the CMSs).

For the registration of a medicinal product in only one Member State of the European Union, the applicant must use the national procedure. National marketing authorizations are issued by the competent authorities of the EEA Member States (e.g. for France the Agence nationale de sécurité du médicament et des produits de santé (ANSM)) and only cover their respective territories. They are available for products that are not covered by the compulsory scope of Community procedures.

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

Article L. 1121-4 of the Public Health Code, as amended by the Ordinance of June 16, 2016, establishes a system of prior authorization issued by the ANSM and/or of a favorable opinion of a competent Ethical Research Committee, depending on the type of clinical trial. Since the entry into force of the Jardé Act, the competent Ethical Research Committee is selected randomly by drawing lots (article L.1123-6 of the Public Health Code as amended by law No. 2018-892 of October 17, 2018). On the basis of Article L. 1123-7 of the same code, the Ethical Research Committee shall deliver its opinion on the research’s conditions of validity, particularly with respect to participant protection, their information and how they collect informed consent, as well as the project’s general relevance, the satisfactory nature of the assessment of benefits and risks and the adequacy between the objectives pursued and the means implemented. The ANSM, after submission of the complete file containing not only information on the clinical protocol, but also specific product data and its quality control, as well as results of pre-clinical studies may inform the sponsor that it objects to the implementation of the research. The sponsor can then modify the contents of his research project and submit this amended or supplemented request to the ANSM. If the sponsor does not alter the content of its request, the request is considered rejected.

Under the terms of the Decree of April 26, 2006, the time limit for the examination of a request for authorization cannot exceed 60 days from the receipt of the complete file (R.1123-32 of the Public Health Code). Finally, under Article L. 1123-11, in the event of risk to public health or if the ANSM considers that the conditions in which the research is implemented no longer correspond to the conditions indicated in the request for authorization or does not comply with the provisions of the Public Health Code, it may at any time request changes to procedures for the realization of research, and suspend or ban this research. As of October 15, 2018, the ANSM has implemented a fast-track system for the authorization of clinical trials (“Fast Track”), which will reduce the time required to process applications for authorization of clinical trials for medicines (for sponsors who meet the eligibility criteria) and for innovative therapy medicines (ITMs) as of February 18, 2019. Fast Track 1, “Access to Innovation”, provides for a maximum review time of 40 days for trials of new medicines and 110 days for ITMs. Fast Track 2, “Development Support”, provides for a maximum review time of 25 days for trials of new medicines and 60 days for ITMs.

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

Personal data collected during clinical trials must be reported to the French data protection authority, and kept in the record of processing activities held by the data processor pursuant to the Regulation 2016/679 of April 27, 2016, French Act No. 78-17 of January 6, 1978, concerning computing, files and freedoms. However, for certain types of research, the formalism is lightened if the data processing is carried out in compliance with one of the reference methodologies (RM) in force. In particular, the data controller who wishes to implement one or more processing operations in compliance with one of these reference methodologies must send the CNIL a declaration attesting to this compliance for each reference methodology applicable to its projects. On the other hand, if the study does not fall within the scope of these reference methodologies, the sponsor is obliged to submit a research authorization request to the CNIL. According to the aforementioned regulations, patients have, among others, a right to their data and a right of rectification of such data, as the case may be.

French Pharmaceutical Company Status

To date, we have been granted by the ANSM the status of pharmaceutical establishment (“établissement pharmaceutique”) solely for the purpose of conducting quality control activities on the Bagneux site, and therefore, cannot either manufacture the product candidates we develop or directly consider their marketing. Obtaining the pharmaceutical establishment license, either as distributor “exploitant” or as manufacturer, requires the submission of a request electronic file via the dedicated platform (mandatory since January 1, 2020) specific to each of the two qualifications with the ANSM, which only grants it after review of this file and evaluation, usually after verification that the company has adequate premises, the necessary personnel and an adapted structure with satisfactory procedures for carrying out the proposed pharmaceutical activities.

In order to simplify the procedures for authorizing pharmaceutical companies manufacturing new and/or innovative medicines to operate in France, the ANSM has introduced a new procedure to reduce the time required to process an application from 90 to 60 days.

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

For example, the ACA, enacted in March 2010, has significantly impacted the health care industry. The ACA was expansive health reform legislation designed to expand coverage for the uninsured while at the same time containing overall healthcare costs enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms, and other changes. With regard to biopharmaceutical products, among other things, the ACA expanded and increased industry rebates for drugs covered under Medicaid programs and made changes to the coverage requirements under the Medicare Part D program. However, there remain judicial and Congressional challenges, as well as efforts by the Trump Administration to repeal or replace certain aspects of the ACA.

For example, since January 2017, President Trump signed two Executive Orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the ACA. Additionally, on December 22, 2017, President Trump signed into law The Tax Cuts and Jobs Act of 2017, or Tax Act, which included a provision repealing the individual mandate to maintain health insurance coverage under the ACA effective January 1, 2019. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. In December 2018, the Centers for Medicare & Medicaid Services, or CMS, published a new final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the ACA, and because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, if any, and other efforts will impact the ACA. We continue to evaluate how the ACA and recent efforts to limit the implementation of the ACA will impact our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. The Joint Select Committee on Deficit Reduction was tasked with recommending to Congress proposals in spending reductions. Because they did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, it triggered the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will stay in effect through 2029 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which among other things, also reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, and in turn could significantly reduce the projected value of certain development projects and reduce our profitability.

Additionally, in the United States, there have been several recent Congressional inquiries and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation. The Trump administration released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The United States Department of Health and Human Services has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce demand and prices for our products, if approved. This could harm our or our collaborators’ ability to market any products and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.

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

In France, for example, effective access to the market can be achieved either at a free price, decided by the pharmaceutical company, or with a system of cover/reimbursement with a price regulated by the authorities. In this case, the future products must be included, for coverage by hospitals, on the list of proprietary medicinal products approved for use by local authorities and various public services (known as the “Liste Collectivités”) (Article L. 5123-2 of the Public Health Code) or included on the list of proprietary medicinal products reimbursable to insured persons (known as the “Liste Sécurité Sociale”) for reimbursement by the Social Security system (Article L. 162-17 of the Social Security Code)..

Indeed, in France, the manufacturer’s price excluding tax of medicines reimbursable to insured persons (registered on the Social Security List) is the subject of a multi-year agreement negotiated between each pharmaceutical company and the Economic Committee for Health Products (CEPS) (failing this, by unilateral decision of the CEPS). A framework agreement has been concluded between LEEM (the trade union representing the pharmaceutical industries) and CEPS. The last framework agreement was signed on December 31, 2015 and will remain in force until July 31, 2020. In addition, the transfer prices of medicines on the Sus List and the Retrocession List are also set by agreement between the operating laboratory and the CEPS.

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

•

federal civil and criminal false claims laws, including the federal civil False Claims Act, which impose penalties and provide for civil whistleblower or qui tam actions, and civil monetary penalty laws, which prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, or making a false statement or record material to payment of a false claim or avoiding, decreasing, or concealing an obligation to pay money to the federal government, including for example, providing inaccurate billing or coding information to customers or promoting a product off-label;

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

•

the federal Physician Payments Sunshine Act, enacted as part of the ACA, which requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians, as defined by such law, and teaching hospitals and certain ownership and investment interests held by physicians or their immediate family members in applicable manufacturers and group purchasing organizations;

•

HIPAA, as amended by the HITECH Act, and its implementing regulations, which imposes certain requirements on covered entities and their business associates relating to the privacy, security and transmission of individually identifiable health information; and

•

state, local and foreign law equivalents of each of the above federal laws, such as state anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require licensure or registration by pharmaceutical sales representatives; state laws that require disclosure of information related to drug pricing; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant administrative, civil, and/or criminal penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity obligations, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations. If the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to significant administrative, civil, and/or criminal sanctions, including individual imprisonment and exclusion from government funded healthcare programs.

Within the European Union, there are also national anti-corruption procedures and specific rules on ethics.

C.    Organizational Structure

The following diagram illustrates our corporate structure:

D.    Property, Plants and Equipment.

Our corporate headquarters are located in Montrouge, France. Our principal offices occupy a 4,470 square meter facility consisting of office and laboratory space, pursuant to a lease agreement dated March 3, 2015, which expires on March 8, 2024. We entered into an additional lease for offices in Montrouge, France in July 2018. This facility consists of 1,808 square meters of office space, pursuant to a lease agreement dated July 1, 2018, which expires on June 30, 2027.

We also have two facilities in Bagneux, France. These facilities consist of 2,237 square meters of office and laboratory space and are used primarily by our industrial and production teams. One of the facilities is our pharmaceutical manufacturing establishment, which is focused on the quality control of our manufactured therapeutic patches. In April 2018, we entered into an addendum to our lease for an additional 500 square meters of office space in building B of Green Square, Bagneux, France. These facilities are leased under one agreement, which expires on May 31, 2020.

We also have an office in North America to support our U.S. subsidiary as well as future commercialization needs. We lease 3,780 square feet of office space in Tower 49, New York, New York. This lease is for a period of 65 months and expires on February 25, 2023.

In September 2016, we entered into a lease for a commercial facility of 8,919 square feet in Summit, New Jersey, which is intended to support the launch and commercialization of ViaskinTM Peanut in North America, if the appropriate regulatory approvals are received. In July 2018, we entered into a lease for an additional 12,629 square feet in the same building and made both leases co-terminus on July 10, 2028. This lease includes extension options of two five-year periods.

Item 4. A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

Overview

We are a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy by developing a novel technology platform called ViaskinTM. Our therapeutic approach is based on epicutaneous immunotherapy, or EPITTM, our proprietary method of delivering biologically active compounds to the immune system through intact skin using ViaskinTM. We have generated significant data demonstrating that ViaskinTM’s mechanism of action is novel and differentiated, as it targets specific antigen-presenting immune cells in the skin, called Langerhans cells, that capture the antigen and migrate to the lymph node in order to activate the immune system without passage of the antigen into the bloodstream, minimizing systemic exposure in the body. We are advancing this unique technology to treat patients, including infants and children, suffering from food allergies, for whom safety is paramount, since the introduction of the offending allergen into their bloodstream can cause severe or life-threatening allergic reactions, such an anaphylactic shock.

We initially financed our operations through several private equity investments totaling €38.7 million. In 2012, we completed a €40.6 million initial public offering of our ordinary shares on Euronext Paris. In 2013, we completed a €29.9 million private investment in public equity, or PIPE, of which we received net proceeds of €15.1 million and our selling shareholders received net proceeds of €14.8 million. In 2014, we completed a €104.5 million global underwritten public offering of both ADSs on the Nasdaq Global Select Market, or Nasdaq, and ordinary shares on Euronext Paris, issuing an aggregate of 3,074,686 ordinary shares, from which we received net proceeds of €93.7 million. In July 2015, we completed a €255.3 million underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 ADSs, from which we received net proceeds of €237.3 million. In connection with our 2015 public offering, our share capital increased by €414 thousand with a corresponding increase of €236.9 million in our share premium. In March 2018, we completed an underwritten global offering of an aggregate of 4,056,914 ordinary shares in (i) a public offering of 1,600,817 ordinary shares in the form of 3,201,634 ADSs in the United States, Canada and certain other countries outside Europe and (ii) a concurrent private placement of 2,456,097 ordinary shares in Europe (including France), from which we received gross proceeds of €140.8 million. In connection with our 2018 public offering, our share capital increased by €0.4 million with a corresponding increase of €140.4 million in our share premium, gross. In April 2019, we completed an underwritten global offering of an aggregate of 6,000,000 ordinary shares in (i) a public offering of 2,447,500 ordinary shares in the form of 4,895,000 ADSs in the United States, Canada and certain other countries outside Europe and (ii) a private placement of 3,552,500 ordinary shares in Europe (including France), from which we received gross proceeds of €72.1 million. In connection with our April 2019 public offering, our share capital increased by €0.6 million with a corresponding increase of €71.5 million in our share premium, gross. In October 2019, we completed an underwritten global offering of an aggregate of 9,484,066 ordinary shares in (i) a public offering of 7,914,622 ordinary shares in the form of 15,829,244 ADSs in the United States, Canada and certain other countries outside Europe and (ii) a private placement of 1,569,444 ordinary shares in Europe (including France), from which we received gross proceeds of €130.7 million. In connection with our October 2019 public offering, our share capital increased by €1.1 million with a corresponding increase of €129.6 million in our share premium, gross. In February 2020, we completed an underwritten global offering of an aggregate of 7,500,000 ordinary shares in (i) a public offering of 4,535,581 ordinary shares in the form of 9,071,162 ADSs in the United States, Canada and certain other countries outside Europe and (ii) an offering exclusively addressed to qualified investors in Europe (including France) of 2,964,419 ordinary shares, from which we received gross proceeds of approximately €139.8 million. On March 2, 2020, we announced that the underwriters partially exercised their option to purchase 338,687 additional ordinary shares in the form of 677,374 ADSs. Consequently, following partial exercise of the option, the total number of ordinary shares sold in the global offering in the first quarter of 2020 was 7,838,687 ordinary shares, including 4,874,268 ordinary shares in the form of 9,748,536 ADSs, bringing the total gross proceeds from the global offering to approximately $160.7 million (approximately €146.1 million). In connection with our public offering in the first quarter of 2020, our share capital increased by €0.8 million with a corresponding increase of €145.3 million in our share premium, gross.

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

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

•

seek regulatory and marketing approvals and pursue commercial activities for ViaskinTM Peanut, for which our Biologics License Application, or BLA, submission is currently under review by the U.S. Food and Drug Administration, or FDA;

•	seek regulatory and marketing approvals for our other product candidates that successfully complete clinical trials;

•

continue to establish a sales, marketing and distribution infrastructure to commercialize ViaskinTM Peanut, if approved, and any other products for which we may obtain marketing approval, especially in North America;

•	further develop the manufacturing process for our product candidates;

•	change or add additional manufacturers or suppliers;

•	continue our research, pre-clinical and clinical development of our product candidates;

•	expand the scope of our current clinical trials for our product candidates;

•	initiate and conduct any post-approval clinical trials, if required by the FDA, for our approved products, if any;

•	initiate additional pre-clinical, clinical or other studies for our product candidates;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	attract and retain new and existing skilled personnel;

•

add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts, as well as a company listed on both the U.S. and French stock markets; and

•	experience any delays or encounter issues with any of the above.

To date, we have not generated any product revenue and we continue to prepare for the potential launch of our ViaskinTM Peanut product candidate in North America, which we expect in the second half of 2020, if approved. In October 2019, we announced the FDA’s acceptance for review of our Biologics License Application for ViaskinTM Peanut, with a target action date, provided by the FDA, of August 5, 2020. In February 2020, we announced that the FDA had announced an Allergenic Products Advisory Committee meeting to be held on May 15, 2020 to discuss our BLA for ViaskinTM Peanut. On March 16, 2020, we announced that the FDA has informed us that during its ongoing review of our BLA, it has identified questions regarding efficacy, including the impact of patch-site adhesion. Therefore, the Advisory Committee meeting to discuss the BLA will no longer take place as previously scheduled on May 15, 2020. We are in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from our clinical program as well as on our long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, we have received no additional information regarding the timeline of the BLA review and believe the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date.

We expect operating losses to continue for the foreseeable future. Based on our current operations, plans and assumptions, current cash-on-hand and cash equivalents, including the €136.4 million net proceeds from our offering in the first quarter of 2020, after deducting commissions and estimated offering expenses, are projected to be sufficient to fund our operating plan into the first quarter of 2021. We expect that we will need to raise additional capital in the future as we commercialize ViaskinTM Peanut, if approved, and continue to discover and develop other product candidates using our ViaskinTM TM Platform. We may seek to finance our future cash needs through a combination of public or private equity or debt financings, collaborations, license and development agreements and other forms of non-dilutive financings. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Our financial statements have been prepared on a going concern basis assuming that we will be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we not be able to continue as a going concern.

Our financial statements for 2017, 2018 and 2019 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Operating Income

Our operating income consists of other income as we generated no revenue in 2017, 2018 or 2019.

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

We received the reimbursement of the CIR for the 2018 fiscal year in 2019.

Beginning in the fiscal year ending December 31, 2019, we will no longer benefit from the immediate reimbursement of the Research Tax Credit due to the loss of our Small and Medium-sized Enterprises, or SMEs, status under EU law. The Research Tax Credit will now be refunded three years after the tax declaration in cases in which we cannot offset it against corporate income tax due. We will request the reimbursement of the 2019 fiscal year CIR in 2023 if not offset against the corporate income tax before that time.

Collaboration agreement with Nestlé Health Science

In May 2016, we announced our entry into an exclusive global collaboration with Nestlé Health Science for the development and, if approved, commercialization of MAG1C, an innovative, ready-to-use and standardized atopy patch test for the diagnosis of CMPA in infants and toddlers.

Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a Phase II clinical trial and a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally, while prioritizing certain agreed-upon countries. We are eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, including an upfront payment of €10.0 million. As of December 31, 2019, we had recorded deferred revenue of €3.3 million related to our collaboration with Nestlé Health Science, which will be deferred and recognized ratably over the service obligation period. We expect the service obligation period to be completed in 2024.

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

Our research and development expenses in the periods presented mainly relate to the following activities:

•

ViaskinTM Peanut for the treatment of peanut allergy in children, adolescents and adults. In the fourth quarter of 2017, we completed a Phase III global program designed to assess the efficacy and safety of ViaskinTM Peanut in children four to 11 years of age including the Peanut EPITTM Efficacy and Safety Study, or PEPITES, in 356 peanut allergic patients four to 11 years of age, as well as the REAL Life Use and Safety of EPITTM, or the REALISE study, which was designed to assess the use and safety of ViaskinTM Peanut 250 µg in routine clinical practice in 393 peanut allergic patients four to 11 years of age. The PEOPLE trial, the open-label extension trial of PEPITES, completed enrollment in August 2017. We completed the ViaskinTM Peanut’s Efficacy and Safety, or VIPES, study, a Phase IIb clinical trial of ViaskinTM Peanut, in the third quarter of 2014, which was followed by OLFUS-VIPES, an open-label extension trial of VIPES. The topline results from the two-year OLFUS-VIPES were announced in October 2016. In August 2017, we initiated the EPITTM in Toddlers with Peanut Allergy, or EPITOPE, a Phase III clinical trial assessing the safety and efficacy of ViaskinTM Peanut for the treatment of peanut allergic patients one to three years of age. In September 2018, we announced that the independent data and safety monitoring board, or DSMB, completed its planned safety review of Part A of the EPITOPE trial of ViaskinTM Peanut in peanut allergic toddlers ages one to three. The DSMB did not identify any safety concerns for patients enrolled in Part A of the trial and recommended that the trial continue as planned with the 250 µg dose selected for investigation in Part B. We expect to announce the results from Part A of the EPITOPE trial in the first half of 2020. In October 2018, following a positive DSMB meeting, we announced the initiation of Part B of the EPITOPE trial, which will evaluate peanut allergic patients for 12 months. We expect to enroll approximately 350 toddlers for Part B in the United States, Europe, Australia and Canada, and expect to announce an update on our timing for completion of enrollment in the first half of 2020.

•

ViaskinTM Milk for the treatment of Immunoglobulin E, or IgE, mediated CMPA in children. The Milk Efficacy and Safety, or MILES, study, a Phase I/II study designed to determine a safe and effective dose in two age groups: children ages 2 to 11 and adolescents ages 12 to 17 with IgE-mediated cow’s milk protein allergy, or CMPA completed enrollment in November 2016. Topline results were reported in February 2018. An open-label extension trial is ongoing for up to four years.

•	Scaling of the ViaskinTM technology. Our efforts to increase our production capacity to support the commercialization of ViaskinTM Peanut, if approved, are currently ongoing.

•

Select proof-of-concept clinical trials and preclinical studies using the ViaskinTM platform in the field of inflammatory and autoimmune diseases are currently underway. Of note, the Study of efficacy and safety of the ViaskinTM MILk in Milk-Induced Eosinophilic Esophagitis, or EoE, in Children, or SMILEE, is an investigator-initiated Phase II trial investigating the use of ViaskinTM Milk for treatment of EoE in 20 patients four to 17 years of age. SMILEE was conducted at the Children’s Hospital of Philadelphia. A Phase I study of ViaskinTM rPT in the reactivation of immunity against Bordetella pertussis in 60 healthy adults was conducted in collaboration with the Geneva University Hospitals (HUG) and BioNet-Asia Co. Ltd.

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

In the year ended December 31, 2019, we spent €101.5 million in research and development expenses to advance the development of our product candidates. The following table provides a breakdown of our direct research and development expenses for our two lead development programs, as well as expenses not allocated to the programs and share-based compensation expenses included in research and development expenses, for the years ended December 31, 2017, 2018 and 2019, respectively:

	Year Ended December 31,
	2017	2018	2019
	(thousands of Euros)
Research and development expenses related to ViaskinTM Peanut(1)	€43,585	€59,162	€65,409
As a percentage of research and development expenses, excluding share-based compensation expense	49%	62%	69%
Research and development expenses related to ViaskinTM Milk(1)	€8,348	€8,425	€7,221
As a percentage of research and development expenses excluding share-based compensation expense	9%	9%	8%
Other research and development expenses(1)	€36,937	€27,265	€22,126
Total research and development expenses, excluding share-based compensation expense	€88,870	€94,852	€94,756
Share-based compensation expenses included in research and development expenses	€16,362	€12,319	€6,741
Total research and development expenses	€105,232	€107,171	€101,497

(1)	Excludes employee share-based compensation expense.

We cannot determine with certainty the duration and completion costs of the current or future clinical trials of our product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the FDA’s approval of our BLA for ViaskinTM Peanut;

•

the costs of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval, especially in North America;

•	the costs of securing manufacturing arrangements for commercial production;

•	revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•

the scope, progress in, results and the costs of, our pre-clinical studies and clinical trials and other research and development programs, particularly as we seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials;

•	the scope, prioritization and number of our research and development programs;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the achievement of milestones or occurrence of other developments that trigger payments under our existing collaboration agreements, and any additional collaboration agreements we may enter into;

•	the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under our existing collaboration agreements and future collaboration agreements, if any; and

•	the costs involved in filing, prosecuting, enforcing and defending patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development and commercialization of ViaskinTM Peanut, if approved, or any other product candidate that we are developing could mean a significant change in the costs and timing associated with the development and commercialization of ViaskinTM Peanut, if approved, or such other product candidate. For example, if the FDA or other regulatory authority were to require us to conduct pre-clinical and clinical trials beyond those which we currently anticipate will be required for the completion of clinical development, if we experience significant delays in enrollment in any clinical trials or if the FDA or other regulatory authority were to require us to conduct post-approval clinical trials, we could be required to spend significant additional financial resources and time on the completion of the clinical development and potential launch of commercialization.

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

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential launch and commercialization of ViaskinTM Peanut in North America. We also anticipate continued increased expenses associated with being a public company in the United States.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs, consultant fees and share-based compensation for sales and marketing employees, as well as fees related to pre-commercialization activities for ViaskinTM Peanut in North America, other consulting fees and travel costs. We anticipate that our sales and marketing expenses will increase in the future as we prepare for the potential launch and commercialization of ViaskinTM Peanut in North America, if approved.

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

As a result, we have concluded that under IFRS 15, revenue related to the contract will be recognized progressively, up to the costs incurred by us at the end of 2019. No margin is recognized at this stage of the development. Deferred revenue is recognized and reversed over the period in which there is a contractual obligation.

As a result, the application of IFRS 15 had no impact on the financial statements as at December 31, 2019, and retrospectively as at December 31, 2018.

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

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	December 31,
	2017	2018	2019
Volatility	42%	47%	71,2%
Risk free interest rate	-0.23%-0.61%	0.14%-0.37%	-0.41%-0.18%
Expected life (in years)	5.5-7.0	5.5-7.0	5.5-7.0
Dividend yield	—	—	—

For 2017, 2018 and 2019, we recorded employee share-based compensation expense of €30.8 million, €26.0 million and €14.9 million, respectively.

A.    Operating Results

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

The increase of €1.7 million, or 18.3%, in the CIR recorded in 2018 from the CIR recorded in 2017 reflects the acceleration of our various development programs in 2018, mainly due to simultaneously conducting clinical trials for both ViaskinTM Peanut and ViaskinTM Milk.

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

The increased research and development expenses in 2018, compared to 2017, resulted from costs associated with the PEPITES and REALISE Phase III trials of ViaskinTM Peanut, the EPITOPE Phase III trial of ViaskinTM Peanut, the MILES Phase I/II trial of ViaskinTM Milk, as well as a substantial increase in research and development personnel expenses in order to support our increasing number of active development programs.

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

Sales and Marketing Expenses

During the period presented, our sales and marketing expenses increased up to €32.2 million in 2018, compared to €15.8 million in 2017, or an increase of 103.3%. Sales and marketing expenses primarily include payroll for the U.S. employees, as well as fees related to pre-commercialization activities for ViaskinTM Peanut in North America.

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

The overall increase in sales and marketing expenses also resulted from an increase in marketing costs of €8.0 million and an increase of €2.7 million for professional fees. The increase in expenses are due in part to the expenses and infrastructure linked with the preparation of the launch, if approved, of ViaskinTM Peanut in North America.

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

Comparisons for the Years Ended December 31, 2018 and 2019

Operating Income

We generated operating income of €13.1 million in 2019 compared to €14.5 million in 2018, a decrease of 9.7%. This income was mainly generated by our CIR and by revenue recognized under our collaboration agreement with Nestlé Health Science, and more marginally in 2018, by subsidies received for research projects conducted by us.

	Year Ended December 31,
	2018	2019
	(Amounts in thousands of Euros)
Sales	—	—
Other income	14,537	13,139
Research tax credit	11,034	9,770
Subsidies	152	—
Other operating income	3,351	3,369

Total income	14,537	13,139

For the year ended December 31, 2019, we recorded other income related to CIR of €9.8 million. In 2018, we recorded other income related to CIR of €11.0 million, for which we received reimbursement in 2019.

The decrease of €1.3 million, or 11.5%, in the CIR recorded in 2019 from the CIR recorded in 2018 reflects the finalization of our various development programs in 2018, mainly due to simultaneously finalizing clinical trials for ViaskinTM Peanut, including the PEPITES and PEOPLE Phase III trials.

Beginning in the fiscal year ending December 31, 2019, we will no longer benefit from the immediate reimbursement of the Research Tax Credit due to the loss of our SMEs status under EU law. The Research Tax Credit will now be refunded three years after the tax declaration in the event we cannot offset it against corporate income tax due. We will request the reimbursement of the 2019 fiscal year CIR in 2023 if we are not able to offset it against corporate income tax before such time.

In 2019, we recognized revenue of €3.3 million under our collaboration with Nestlé Health Science.

Research and Development Expenditures

From 2019 to 2018, the total amount spent by us for research and development activities decreased by €5.7 million to €101.5 million, or a decrease of 5.3%.

Our research and development expenses consisted primarily of external costs, such as startup fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical trials, and costs related to acquiring and manufacturing clinical study materials.

	Year Ended December 31,
	2018	2019
	(thousands of Euros)
Personnel expenses	37,912	41,565
Sub-contracting, collaborations and consultants	52,927	47,750
Small equipments and other supplies	4,771	2,814
Rental	2,703	1,170
Conferences and travel expenses	2,591	1,676
Depreciation and amortization	2,492	4,853
Others	3,776	1,669

Total research and development expenses	107,171	101,497

The decrease in research and development expenses in 2019, compared to 2018, resulted primarily from the completion of the PEPITES Phase III trial of ViaskinTM Peanut. In 2019, ongoing costs regarding the PEOPLE, REALISE, EPITOPE and EPOPEX Phase III trials of ViaskinTM Peanut and the MILES Phase I/II trial of ViaskinTM Milk, as well as a substantial increase in research and development personnel expenses in order to support our active development programs.

In particular, we have incurred:

•

Personnel expenses related to research and development, which increased by 9.6% compared to the same period in 2018. This increase is due to an increase in average research and development staff (from 191 employees at the end of December 2018 to 215 employees at the end of December 2019) and an increase in severance costs due to organizational changes. This increase was partially offset by a decrease in share-based compensation expense. Excluding share-based compensation expense, the payroll dedicated to research and development increased by 36.1%.

•

A decrease of 9.8% in sub-contracting, collaborations and consultant costs, primarily attributable to expenses related to the completion of the manufacturing of industrial machines and clinical trials we concluded in prior year, including PEPITES.

•	An increase of 94.8% in depreciation and amortization and a decrease of 56.7% in rental expenses, primarily attributable to the application of IFRS 16 standard starting January 1, 2019.

General and Administrative Expenses

General and administrative expenses were €44.4 million in 2019, compared to €41.4 million in 2018, or an increase of 7.3%.

Our general and administrative expenses are as follows:

	Year Ended December 31,
	2018	2019
	(thousands of Euros)
Personnel expenses	19,101	25,751
Fees	12,718	10,883
Rental	911	43
Insurance policies	1,930	2,720
Corporate communication and travel expenses	1,576	972
Depreciation and amortization	1,720	516
Others	3,442	3,515

Total general and administrative expenses	41,399	44,401

The overall increase was primarily due to the 34.8% increase in personnel expenses, due to the increase in the average staff (54 employees as of December 31, 2018 compared to 69 employees as of December 31, 2019), severance costs associated with our reorganization and the implementation of retention measures for our key personnel and consulting fees. These increases were partly offset by a decrease in share-based compensation expense. Excluding share-based compensation expense, the payroll dedicated to general and administrative expense increased by 68.9%.

The decrease in rental expenses was exclusively linked to the first application of IFRS 16 standard in 2019.

The decrease in fees was related to budget discipline exercised by us as we refocused on preparing for the submission of a BLA for ViaskinTM Peanut to the U.S. FDA.

Sales and Marketing Expenses

During the period presented, our sales and marketing expenses decreased to €18.9 million in 2019, compared to €32.2 million in 2018, or a decrease of 41.3%. Sales and marketing expenses primarily included payroll for the U.S. employees, as well as fees related to pre-commercialization activities for ViaskinTM Peanut in North America.

	Year Ended December 31,
	2018	2019
	(thousands of Euros)
Personnel expenses	12,553	12,504
Fees	5,148	4,194
Marketing, tradeshows and travel expenses	14,021	1,340
Depreciation and amortization	44	736
Others	402	168

Total sales and marketing expenses	32,169	18,941

Personnel expenses related to sales and marketing decreased by 0.4% compared to the same period in 2018, resulting from a decrease in share-based compensation expense. This decrease was partially offset by an increase in payroll due to an increase in average staff (from 23 employees at the end of December 2018 to 35 employees at the end of December 2019) and by an increase in severance costs due to organizational changes. Excluding share-based compensation expense and employer contribution to free shares, the payroll dedicated to sales and marketing increased by 63.0%.

The increase in depreciation and amortization was mainly due to the recognition of an amortization expenses as part of the implementation of IFRS 16.

The decrease in fees, marketing, tradeshows and travel expenses was related to budget discipline exercised by us as we refocused on preparing for the submission of a BLA for ViaskinTM Peanut to the FDA.

Financial (Loss) Profit

Our financial (loss) was €(1.3) million as of December 31, 2019, compared to a profit of €0.1 million in the same period in 2018. This item includes the financial revenues on our financial assets, foreign exchange losses and financial expenses on lease obligations related to the implementation of IFRS 16 as of January 1, 2019.

B.     Liquidity and Capital Resources

We have financed our operations since our inception through several private placements of equity securities totaling €38.7 million, a €40.6 million initial public offering of our ordinary shares on Euronext Paris in 2012, a €29.9 million PIPE in 2013, of which we received net proceeds of €15.1 million and our shareholders received net proceeds of €14.8 million, and a €104.5 million global offering of both ADSs on Nasdaq and ordinary shares on Euronext Paris, of which we received net proceeds of €93.7 million. In July 2015, we completed a €255.3 million underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 ADSs from which we received net proceeds of €237.3 million. In connection with our 2015 public offering, our share capital increased by €414 thousand with a corresponding increase of €236.9 million in our share premium. In March 2018, we completed an underwritten global offering of an aggregate of 4,056,914 ordinary shares in (i) a public offering of 1,600,817 ordinary shares in the form of 3,201,634 ADSs in the United States, Canada and certain other countries outside Europe and (ii) a concurrent private placement of 2,456,097 ordinary shares in Europe (including France), from which we received gross proceeds of €140.8 million. In connection with our 2018 public offering, our share capital increased by €0.4 million with a corresponding increase of €140.4 million in our share premium, gross. In April 2019, we completed an underwritten global offering of an aggregate of 6,000,000 ordinary shares in (i) a public offering of 2,447,500 ordinary shares in the form of 4,895,000 ADSs in the United States, Canada and certain other countries outside Europe and

(ii) a private placement of 3,552,500 ordinary shares in Europe (including France), from which we received gross proceeds of €72.1 million. In connection with our April 2019 public offering, our share capital increased by €0.6 million with a corresponding increase of €71.5 million in our share premium, gross. In October 2019, we completed an underwritten global offering of an aggregate of 9,484,066 ordinary shares in (i) a public offering of 7,914,622 ordinary shares in the form of 15,829,244 ADSs in the United States, Canada and certain other countries outside Europe and (ii) a private placement of 1,569,444 ordinary shares in Europe (including France), from which we received gross proceeds of €130.7 million. In connection with our October 2019 public offering, our share capital increased by €1.1 million with a corresponding increase of €129.6 million in our share premium, gross. In February 2020, we completed an underwritten global offering of an aggregate of 7,500,000 ordinary shares in (i) a public offering of 4,535,581 ordinary shares in the form of 9,071,162 ADSs in the United States, Canada and certain other countries outside Europe and (ii) an offering exclusively addressed to qualified investors in Europe (including France) of 2,964,419 ordinary shares, from which we received gross proceeds of approximately €139.8 million. On March 2, 2020, we announced that the underwriters partially exercised their option to purchase 338,687 additional ordinary shares in the form of 677,374 ADSs. Consequently, following partial exercise of the option, the total number of ordinary shares sold in the global offering in the first quarter of 2020 was 7,838,687 ordinary shares, including 4,874,268 ordinary shares in the form of 9,748,536 ADSs, bringing the total gross proceeds from the global offering to approximately $160.7 million (approximately €146.1 million). In connection with our public offering in the first quarter of 2020, our share capital increased by €0.8 million with a corresponding increase of €145.3 million in our share premium, gross.

The table below summarizes our sources and uses of cash for the years ended December 31, 2017, 2018 and 2019.

	Year Ended December 31,
	2017	2018	2019
	(thousands of Euros)
Net cash flow used in operating activities	(114,314)	(136,621)	(128,519)
Net cash flow used in investing activities	(7,834)	(8,641)	(5,058)
Net cash flow provided by financing activities	286	130,676	182,791

Net increase (decrease) in cash and cash equivalents	(121,863)	(14,586)	49,214

Cash Used in Operating Activities

Our net cash flows used in operating activities were €128.5 million, €136.6 million and €114.3 million in 2019, 2018 and 2017, respectively.

During 2019, our net cash flows used in operating activities decreased due to a revised allocation of resources as we were preparing the ViaskinTM Peanut BLA submission to the FDA.

During 2018, our net cash flows used in operating activities increased due to the expenses to support the launch and commercialization of ViaskinTM Peanut in North America.

During 2017, our net cash flows used in operating activities increased due to our advances in our research and development programs.

Cash Used in Investing Activities

Our net cash flows used in investing activities were €5.1 million, €8.6 million and €7.8 million in 2019, 2018 and 2017, respectively.

During 2019, our net cash flows used in investing activities decreased due to a €3.5 million pledge of securities in 2018.

During 2018, our net cash flows used in investing activities increased due to a €3.5 million pledge of securities which was partially offset by the decrease of investment in industrial machines due to the finalization of our main industrial machines’ setup in 2018.

During 2017, our net cash flows used in investing activities were primarily related to the purchase of materials for the engineering and manufacturing of our industrial machines, including the development of a commercial-scale version of our electrospray manufacturing tool, ES GEN4.0, to support the development of our product candidates.

Cash Provided by Financing Activities

Our net cash flows resulting from financing activities increased to €182.8 million in 2019 from €130.7 million in 2018 and from €0.2 million in 2017, mainly as a result of our underwritten global offerings in 2019.

Consistent with customary practice in the French securities market, we entered into a liquidity agreement (contrat de liquidité) with Natixis on April 13, 2012. The liquidity agreement complies with applicable laws and regulations in France. The liquidity agreement authorizes Natixis to carry out market purchases and sales of our shares on Euronext Paris. As of December 31, 2019, we have contributed an aggregate of €0.2 million to the liquidity account. The amount is classified in other non-current financial assets in our statement of financial position. At December 31, 2019, 9,000 shares and €1.1 million were in the liquidity account. The liquidity agreement has a term of one year and will renew automatically unless otherwise terminated by either party.

Cash and Funding Sources

During 2018 and 2019, we obtained new financing on the public markets by issuance of securities.

	Equity capital	Bank Loans	Other debt	Total
	(thousands of Euros)
2017	—	—	—	—
2018	140,815.5	—	—	140,815.5
2019	202,805.7	—	—	202,805.7

Total	343,621.2	—	—	343,621.2

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

As of December 31, 2019, we had one advance contract with OSEO Innovation and one grant from BpiFrance Financement remaining.

•

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

•

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

•

The Bpifrance interest-free loan: In 2014, we obtained an interest-free loan from Bpifrance Financement in the amount of €3.0 million to support the pharmaceutical development of ViaskinTM Milk. This assistance was received in a single disbursement in November 2014. The planned repayment is scheduled in 20 quarterly repayments of €150,000 each, commencing on June 30, 2017.

The activity for the conditional advances recorded during 2017, 2018 and 2019 is summarized in the table below:

	3rd OSEO contract	4th OSEO contract	BPI advance	Total
Balance sheet debt as at 12/31/2016	192	1,684	2,751	4,628
Receipts	—	—	—	—
Repayments	(128)	—	(450)	(578)
Other transactions	1	16	84	101

Balance sheet debt as at 12/31/2017	64	1,700	2,386	4,150
Receipts	—	—	—	—
Repayments	(64)	(1,136)	(600)	(1,800)
Other transactions	—	60	69	129

Balance sheet debt as at 12/31/2018	—	624	1,854	2,479
Receipts	—	—	—	—
Repayments	—	(624)	(600)	(1,224)
Other transactions	—	—	44	44

Balance sheet debt as at 12/31/2019	—	—	1,298	1,298

(1)	The changes in “other transactions” are comprised of the effect of discounting conditional advances.

Operating Capital Requirements

As of December 31, 2019, we had €172.0 million in cash and cash equivalents compared to €122.8 million of cash and cash equivalents as of December 31, 2018. We have incurred operating losses and negative cash flows from operations since inception. Net cash used in operating activities was €(128.5) million for the year ended December 31, 2019 and €(136.6) million for the year ended December 31, 2018. For the year ended December 31, 2019, we had a net loss of €153.6 million. As of December 31, 2019, we had an accumulated deficit and reserves of €405.0 million.

We have primarily funded these losses through equity financings, and, to a lesser extent, by obtaining public assistance in support of innovation and reimbursements of research tax credits. To date, we have not generated any product revenue, and we continue to prepare for the potential launch of our Viaskin™ Peanut product candidate in North America in the second half of 2020, if approved. In October 2019, we announced the FDA’s acceptance for review of our Biologics License Application for Viaskin™ Peanut, with a target action date, provided by the FDA, of August 5, 2020. In February 2020, we announced that the FDA had announced an Allergenic Products Advisory Committee meeting to be held on May 15, 2020 to discuss our BLA for Viaskin™ Peanut. On March 16, 2020, we announced that the FDA has informed us that during its ongoing review of our BLA, it has identified questions regarding efficacy, including the impact of patch-site adhesion. Therefore, the Advisory Committee meeting to discuss the BLA will no longer take place as previously scheduled on May 15, 2020. We are in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from our clinical program as well as on our long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, we have received no additional information regarding the timeline of the BLA review and believe the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date.

We expect operating losses to continue for the foreseeable future. Based on our current operations, plans and assumptions, current cash-on-hand and cash equivalents, including the €136.4 million net proceeds from our offering in the first quarter of 2020, after deducting commissions and estimated offering expenses, are projected to be sufficient to fund our operating plan into the first quarter of 2021.

We expect that we will need to raise additional capital in the future as we commercialize ViaskinTM Peanut, if approved, and continue to discover and develop other product candidates using our ViaskinTM Platform. We may seek to finance our future cash needs through a combination of public or private equity or debt financings, collaborations, license and development agreements and other forms of non-dilutive financings. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to the progress of our development efforts, the status of and results from pre-clinical studies and any ongoing clinical trials or clinical trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

For more information as to the risks associated with our future funding needs, see the section titled “Item 3.D—Risk Factors.”

Capital Expenditures

As all the clinical research and development expenditures are posted to the accounts as expenses until marketing authorizations are obtained, the principal investments made over 2017, 2018 and 2019 have been related primarily to the acquisition of laboratory equipment and, secondarily, to the acquisition of computer and office equipment.

	Year Ended December 31,
	2017	2018	2019
	(thousands of Euros)
Intangible assets	(299)	(41)	(27)
Property, plant, and equipment	(7,246)	(4,710)	(4,973)
Non-current financial assets	(289)	(3,890)	(58)

Total	(7,834)	(8,641)	(5,058)

In 2017, the increase resulted primarily from the purchase of tools and equipment for the design, development and manufacturing of industrial machines.

In 2018, the increase resulted primarily from the purchase of tools and equipment for the design, development and manufacturing of industrial machines. Those investments significantly decreased in 2018 due to the finalization of our main industrial machines’ setup. Investments also increased in 2018 due to a €3.5 million pledge of securities, which was disclosed as non-current financial assets.

In 2019, the increase resulted primarily from the purchase of tools and equipment for the design, development and manufacturing of industrial machines.

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

F.    Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2019. Future events could cause actual payments to differ from these estimates.

	Less than One year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(Amounts in thousands of Euros)
Conditional advances	577	721	—	—	1,298
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations - IFRS 16 Lease debt	3,281	7,036	6,246	6,296	22,860
Purchase obligations - Obligations Under the Terms of CRO Agreements	19,221	10,130	—	—	29,350

Total	23,079	17,887	6,246	6,296	53,509

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

In September 2016, we entered into a lease for a commercial facility of 8,919 square feet in Summit, New Jersey, which is intended to support the launch and commercialization of ViaskinTM Peanut in North America, if the appropriate regulatory approvals are received. In July 2018, we entered into a lease for an additional 12,629 square feet in the same building and made both leases co-terminus on July 10, 2028. This lease includes extension options of two five-year periods.

In connection with the launch of our clinical trials for ViaskinTM Peanut and ViaskinTM Milk, we signed agreements with several contract research organizations. Expenses associated with the ongoing trials amounted globally to €116.2 million. As of December 31, 2019, the amount we are still obligated to pay in connection with these contracts through 2023 is €29.4 million.

G.    Safe Harbor

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees.

A.    Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of March 20, 2020. Unless otherwise stated, the address for our executive officers and directors is 177-181 avenue Pierre Brossolette, 92120 Montrouge, France.

Name	Age	Position(s)
Executive Officers:
Daniel Tassé	60	Chief Executive Officer and Director
Ramzi Benamar	47	Chief Financial Officer
Marie-Catherine Théréné	52	Deputy Chief Executive Officer and Responsible Pharmacist
Caroline Daniere	46	Chief Human Resources Officer
Dr. Pharis Mohideen	55	Chief Medical Officer
Sébastien Robitaille	50	Chief of Staff
Dr. Hugh Sampson	71	Chief Scientific Officer
Adam Slatter	52	Chief Quality Officer
Kevin Trapp	53	Chief Commercial Officer
Non-Employee Directors:
Michel de Rosen(3)	69	Non-Executive Chairman of the Board of Directors
Dr. Torbjörn Bjerke(2)(3)	56	Director
Maïlys Ferrère(2)(3)	56	Director
Claire Giraut(1)	62	Director
Michael J. Goller(2)(3)	44	Director
Viviane Monges(1)	56	Director
Julie O’Neill	53	Director
Daniel Soland(1)(2)	60	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating committee.

Executive Officers:

Daniel Tassé has served as Chief Executive Officer since November 2018 and as a member of our board of directors since March 2019. From March 2016 to November 2018, Mr. Tassé served as the Chairman and Chief Executive Officer of Alcresta Therapeutics, Inc., a pediatric-focused rare disease biotechnology company. From January 2008 to April 2015, Mr. Tassé served as the Chairman and Chief Executive Officer of Ikaria, Inc., which develops drugs and devices for critically ill patients. In April 2015, Ikaria was acquired by Mallinckrodt Pharmaceuticals. Mr. Tassé holds a B.Sc. in Biochemistry from Université de Montréal. The board of directors believes that Mr. Tassé’s leadership and extensive experience in the pharmaceutical industry will allow him to drive us to the success of our objectives.

Ramzi Benamar has served as our Chief Financial Officer since January 2020, and is responsible for leading our financial strategy and overseeing our finance team. He has been a member of the Executive Committee since January 2020. From January 2017 to January 2020, Mr. Benamar served as the Vice President and Head of Financial Planning and Analysis at Spark Therapeutics, Inc., which was acquired by Roche Holdings AG in December 2019. From 2004 to December2016, Mr. Benamar held various finance and operations positions of increasing responsibilities at Shire Plc, Johnson & Johnson, Purdue and Merck and Co. Mr. Benamar earned both his M.B.A and B.B.A from Temple University, and his Master of Healthcare and Pharmaceutical Business Administration from University of the Sciences in Philadelphia.

Marie-Catherine Théréné has served as our Deputy Chief Executive officer and Responsible Pharmacist (Qualified Person) since January 2020. She has also served as our VP Quality System, Compliance & Audit since October 2019. Ms. Théréné joined us with previous experience as a responsible pharmacist in several companies. She previously worked at Fresenius Medical Care France from January 2018 to October 2019, where her last position was that of Responsible Pharmacist, Managing Director, Quality, Pharmaceutical and Regulatory Affairs Director. From January 2011 to January 2018, she served as European Coordinator for INO therapy, with responsibility for quality assurance, and from February 2014 to January 2018, she served as Deputy responsible pharmacist at Linde France SA. Ms. Théréné earned her Ph.D. in Pharmacy from University of AIX-MARSEILLE II.

Caroline Daniere has served as our Chief Human Resources Officer since September 2019 and is responsible for defining strategies to build culture and drive success through recruitment, retention and alignment across multiple geographies. Ms. Daniere is a member of our Executive Committee. Prior to joining us, from July 2017 to July 2019, Ms. Daniere served as Head of International Mobility & Global Rewards for Sanofi Group and from August 2014 to July 2017, served as head of Compensation & benefit Asia & JPAC for Sanofi Group. Ms. Daniere received her master’s degree in finance and economics from INSEEC Masters of Science & MBA Programs, as well receiving her Global Remuneration Professional certification (GFP) from World al Work.

Dr. Pharis Mohideen has served as our Chief Medical Officer since July 2019, and is responsible for continuing development efforts of our pipeline and bringing potentially innovative new treatments to patients, if approved. Dr. Mohideen is a member of our Executive Committee. Prior to joining us, from October 2014 to July 2019, Dr. Mohideen served as Chief Medical Officer for Millendo Therapeutics, Inc. From June 2012 to October 2014, he served as Vice President of Clinical Development at Shionogi Inc. Dr. Mohideen received his M.D., M.S. in human physiology and B.A. in biology from the University of Hawaii, as well as his M.S. in clinical investigation from Vanderbilt University.

Sebastien Robitaille has served as our Chief of Staff since July 2019, responsible for leading the our evolution from a development-stage biotechnology company to a potential commercial organization. He is a member of our Executive Committee. From December 2017 to December 2019, he served as our Deputy Chief Financial Officer and oversaw the Finance and Information Systems operations. Mr. Robitaille joined us in September 2015 as Senior Vice President, Group Controller & Information Systems. Prior to joining us, Mr. Robitaille worked at Ipsen for 15 years, where he held various roles of increasing responsibility and participated in Ipsen’s initial public offering. Mr. Robitaille holds a Bachelor’s Degree in Business Administration-Finance from Paris School of Business.

Dr. Hugh A. Sampson has served as our Chief Scientific Officer since November 2015 and is a member of our Scientific Advisory Board. Dr. Sampson also served as our interim Chief Medical Officer between January 2019 and July 2019. Dr. Sampson has been a member of our Executive Committee since January 2017. Dr. Sampson has served as the Kurt Hirschhorn Professor of Pediatrics at the Icahn School of Medicine at Mount Sinai since August 1997 and Director Emeritus of the Jaffe Food Allergy Institute since June 2017. Dr. Sampson served as a Director of the Jaffe Food Allergy Institute from August 1997 to June 2017. He continues to direct his NIH-funded translational research activities and to see patients in clinical practice. In his role as Chief Scientific Officer, Dr. Sampson leads our research team, pursuing potential new applications of ViaskinTM for the treatment of food allergies, while also supporting our clinical development teams. Dr. Sampson is past chair of the Section on Allergy & Immunology of the American Academy of Pediatrics and the past-president of the American Academy of Allergy, Asthma and Immunology. He received his M.D. from the State University of New York at Buffalo School of Medicine and his allergy/immunology fellowship at Duke University.

Adam Slatter has served as our Chief Quality Officer since March 2019 and is responsible for leading global Quality Assurance and Quality Control (QAQC). Mr. Slatter is a member of our Executive Committee. Prior to joining us, from March 2018 to March 2019, Mr. Slatter served as Global Head of Quality Services for Philip Morris International. From September 2016 to February 2018, Mr. Slatter worked as an independent consultant with Galenisys Pharmaceutical Consultants and from August 2013 until July 2016, Mr. Slatter was employed as Head of Global Quality for Pierre Fabre. Mr. Slatter received his B.Sc. in Botany/Plant Biology from University of Durham and is a Fellow of the Royal Society of Biology.

Kevin Trapp has served as our Chief Commercial Officer since August 2018. He is a member of the Executive Committee. As our Chief Commercial Officer, he is responsible for all of our commercial operations globally. Prior to joining us, from February 2017 to July 2018, Mr. Trapp served as an advisor to us. From 2014 to June 2016, he served as Senior Vice President, Portfolio & Access Strategy at Bristol-Myers Squibb Company. Mr. Trapp earned a bachelor’s degree from the University of Connecticut School of Business and completed the General Management Program from CEDEP at INSEAD, Fontainebleau, France.

Non-Employee Directors:

Michel de Rosen has served as a member of our board of directors since May 2018 and as Non-Executive Chairman of our board of directors since March 2019. Mr. Rosen also serves on the board of directors of Faurecia and Pharnext. Mr. de Rosen served as Chairman and Chief Executive Officer of Eutelsat from 2009 until his retirement in November 2017, Chairman and Chief Executive Officer of ViroPharma from 2000 to 2008, and Chairman and Chief Executive Officer of Rhone-Poulenc Santé from 1993 to 1999. He has also held numerous positions at the French Ministries of Finance, Defense, Industry and Telecommunication. Mr. Rosen holds an M.B.A. from HEC and an M.B.A. from Ecole Nationale d’Administration. The board of directors believes that Mr. de Rosen’s extensive business experience in the biopharmaceutical industry and over 15 years’ experience in the United States will be instrumental to the success of our objectives.

Dr. Torbjörn Bjerke has served as a member of our board of directors since 2006. Dr. Bjerke has served as the portfolio manager of Arctic Aurora LifeScience since January 2016 and as a director of TXP Pharma GmbH since 2014 and SynAct Pharma since April 2016. He previously served as the Chief Executive Officer of Karolinska Development AB from 2011 to 2014. Prior to then, Dr. Bjerke was the President and Chief Executive Officer of Orexo AB, a position he held from 2007 until January 2011, President and Chief Executive Officer of Biolipox AB and Director of Pharmacology at AstraZeneca. Dr. Bjerke holds a Ph.D. in Medicine from Aarhus Universitet. The board of directors believes that Dr. Bjerke’s experience in the pharmaceutical industry, particularly his extensive experience in allergy treatment field, and his years of business and leadership experience allow him to make valuable contributions to the board of directors.

Maïlys Ferrère has served as a member of our board of directors since June 2016 and previously served as a non-voting observer of our board of directors since our initial public offering on Euronext Paris in March 2012. Ms. Ferrère has served as a Director, Head of the Large Venture Investment Activity at Bpifrance, France’s public investment bank, since October 2013 and is affiliated with one of our significant shareholders. She graduated from Institut d’Etudes Politiques Paris, and began her career with the General Inspectorate of Société Générale before working for multiple French banks in the equity capital markets origination department. The board of directors believes that Ms. Ferrère’s experience in the banking industry and her knowledge of capital markets allow her to make valuable contributions to the board of directors.

Claire Giraut has served as a member of our board of directors since June 2016. From 2013 until her retirement in February 2018, Ms. Giraut served as the Executive Vice President, Chief Financial Officer of bioMérieux, a global leader in in vitro diagnostics. She previously served as Chief Financial Officer of Ipsen from 2003 to 2011 and as Chief Financial Officer of Europcar, after holding various finance leadership positions in other worldwide organizations. Since 2010, she has also served as a director of Julius Baer Group Ltd. and Bank Julius Baer & Co. Ltd., a Swiss private banking group. Ms. Giraut holds a master’s degree from the Institut National Agronomique (AgroParisTech) in Paris. The board of directors believes that Ms. Giraut’s experience in the life sciences industry and her knowledge of financial matters allow her to make valuable contributions to the board of directors.

Michael J. Goller has served as a member of our board of directors since October 2015. Mr. Goller serves as a Partner of Baker Brothers Investments, a fund management company focused on long-term investments in life-sciences companies. Prior to joining Baker Brothers in 2005, Mr. Goller was an associate of JPMorgan Partners, LLC where he focused on venture investments in the life sciences sector from 1999 to 2003. Mr. Goller began his career as an investment banker with Merrill Lynch and Co. from 1997 to 1999. Mr. Goller holds a B.S. in Molecular and Cell Biology from The Pennsylvania State University, and a Masters in both Biotechnology and Business Administration from the University of Pennsylvania. The board of directors believes that Mr. Goller’s experience in the life sciences industry and his knowledge of corporate development matters allow him to make valuable contributions to the board of directors.

Viviane Monges has served as a member of our board of directors since May 2019. Ms. Monges also serves on the board of directors of Novo Holdings, Chimique Belge (UCB), Idorsia Pharmaceuticals and Voluntis. Ms. Monges has served as a strategic advisor to NeoMedLight since January 2014. Ms. Monges served as Vice President of Finance & Control – Nestlé

Business Excellence at Nestlé S.A. from February 2015 to May 2017, Group Chief Financial Officer at Nestlé Skin Health from October 2010 to February 2015 and Global Chief Financial Officer – OTC Division at Novartis from June 2008 to September 2010. Ms. Monges received an M.B.A. from ESCP Business School. The board of directors believes that Ms. Monges’ extensive business experience in the biopharmaceutical industry allows her to make valuable contributions to the board of directors.

Julie O’Neill has served as a member of our board of directors since June 2017. From January 2015 to September 2018, Ms. O’Neill was served as the Executive Vice President, Global Operations for Alexion Pharmaceuticals Inc. From 2014 to 2015, Ms. O’Neill was Senior Vice President of Global Manufacturing Operations and General Manager of Alexion Pharma International Trading. Prior to joining Alexion, Ms. O’Neill served in various leadership positions at Gilead Sciences from 1997 to 2014 including Vice President of Operations and General Manager of Ireland from 2011 to 2014. Prior to Gilead Sciences, Ms. O’Neill held leadership positions at Burnil Pharmacies and Helsinn Birex Pharmaceuticals. She is the Chairperson for the National Standards Authority of Ireland and is a member of the Boards of the National Institute for Bioprocessing Research & Training and the American Chamber of Commerce, Ireland. From January 2019 to October 2019, Ms. O’Neill was engaged by us to serve as a consultant to support CMC activities, including our BLA resubmission for ViaskinTM Peanut. Ms. O’Neill received a Bachelor of Science in Pharmacy from University of Dublin, Trinity College and a Masters of Business Administration from University College Dublin (Smurfit School of Business). The board of directors believes that Ms. O’Neill’s experience in the life sciences industry and her knowledge of corporate development matters allow her to make valuable contributions to the board of directors.

Daniel Soland has served as a member of our board of directors since March 2015. Mr. Soland most recently served as Senior Vice President and Chief Operating Officer of Viropharma from March 2008 to December 2014, and currently serves on the board of directors of Acadia Pharmaceuticals Inc. and Kalvista Pharmaceuticals, Inc. In addition to his role at Viropharma, where he helped build the organizational and commercial infrastructure that resulted in an 11-fold increase in Viropharma’s share price during his tenure, Mr. Soland previously served as President of Chiron Vaccines, and helped engineer a turnaround that contributed to Chiron’s acquisition by Novartis. Prior to then, he served as President and Chief Executive Officer of Epigenesis Pharmaceuticals. At GlaxoSmithKline Biologicals, Mr. Soland served as Vice President and Director, Worldwide Marketing Operations. Earlier in his career, Mr. Soland held positions of increasing responsibility in sales and product management at Pasteur-Merieux’s Connaught Laboratories. He holds a B.S. in Pharmacy from the University of Iowa. The board of directors believes that Mr. Soland’s extensive executive and management experience in the pharmaceutical industry worldwide, notably at various senior commercial operations positions, allow him to make valuable contributions to the board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.    Compensation.

The aggregate compensation recorded and benefits in kind granted by us to our current executive officers and directors, including share-based compensation, for the year ended December 31, 2019, was €16 million. For the year ended December 31, 2019, the aggregate compensation includes severance pay for Executive Committee members in connection with our organizational changes. For the year ended December 31, 2019, €0.1 million of the amounts set aside or accrued to provide pension, retirement or similar benefits to our employees was attributable to our executive officers.

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

On November 28, 2018, upon recommendation of our compensation committee, our board of directors decided to allocate to Dr. Benhamou a fixed annual compensation of €150,000 for his functions of Chairman of the Board of Directors.

On December 12, 2018, upon recommendation of our compensation committee, our board of directors approved an amendment to our non-executive director compensation policy to set attendance fees for the members of our nominating and governance committee at a fixed annual retainer of €10,000 per year to the chairman of the nominating committee and €5,000 per year to the other members, regardless of whether or not the director is independent.

On March 5, 2018, we announced the appointment of Daniel Tassé as Board member in replacement of Dr. Pierre-Henri Benhamou. We also announced the appointment of Michel de Rosen as our Non-executive Chairman and the resignation of Pierre-Henri Benhamou as our Non-executive Chairman.

The following table sets forth information regarding the compensation earned by our non-employee directors for 2019. Mr. Tassé, our Chief Executive Officer, is a director but does not receive any additional compensation for his services as a director

Name	Fees Earned		Warrants		Total
			(thousands of Euros)
Michel de Rosen	141.9	(1)	—	(4)	141.9
Pierre-Henri Benhamou(2)	26.2		—	(4)	26.2
Torbjörn Bjerke	87		—	(4)	87
Maïlys Ferrère	—		—	(4)	—
Claire Giraut	90		—	(4)	90
Michael J. Goller	85		—	(4)	85
Viviane Monges(3)	45.4		—	(4)	45.4
Julie O’Neil	630	(5)	—	(4)	630
Daniel Soland	80		—	(4)	80

(1)	Includes a lump sum of €125,000 for Mr. de Rosen’s role as chairman of our board of directors.
(2)	Mr. Benhamou resigned from his position as our chairman and as a member of our board of directors in March 2019.
(3)	Ms. Monges was appointed to the board of directors on May 24, 2019.
(4)

This column reflects the full grant date fair value for warrants granted during 2019 as measured pursuant to IFRS 2—Share-Based Payment as share-based compensation in our financial statements. Unlike the calculations contained in our financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in Note 18 to our financial statements included in this Annual Report on Form 20-F.

(5)	Includes a lump sum of €560,000 for a consulting services.

CEO and Former Deputy CEOs Compensation

The following table sets forth information regarding compensation earned by Mr. Daniel Tassé, our Chief Executive Officer and director, and Messrs. Schilansky and Martin, our former Deputy Chief Executive Officers, during the year ended December 31, 2019.

Name and Principal Position	Salary €	Bonus €	Equity Awards €	Non-Equity Incentive Plan Compensation €	Special Compensation €	Total €
Daniel Tassé Chief Executive Officer and Director(1)	536,487	694,321	1,512,149	—	29,313	2,772,270
David Schilansky Former Deputy Chief Executive Officer (2)	252,526	—	—	—	—	252,526
Laurent Martin Former Deputy Chief Executive (3)	189,788	—	—	—	—	189,788

(1)	Mr. Tassé was appointed as a member of our board of directors in March 2019.
(2)	Mr. Schilansky resigned as our Deputy Chief Executive Officer in August 2019.
(3)	Mr. Martin resigned as our Deputy Chief Executive Officer in January 2020.

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

As of December 31, 2019, employee warrants, non-employee warrants, employee share options and free share were allowing for the purchase of an aggregate of 3,976,271 ordinary shares at a weighted average exercise price of €30.64 per share (not including the 641,728 ordinary shares issuable upon the vesting of outstanding free shares that may be issued for free with no exercise price being paid).

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

We have issued three types of employee warrants as follows

Plan title	BSPCE 4	BSPCE X	BSPCE 2010
Meeting date	1/21/2009	1/21/2009	12/16/2010
Date of allocation by the Board of Directors	1/21/2009	1/21/2009	6/24/2011	11/22/2011
Total number of BSPCE authorized	5,358	10,858	59,405	59,405
Total number of BSPCEs granted	5,358	2,296	24,000	10,039
including those granted to Daniel Tassé	—	—	—	—
Start date for the exercise of the BSPCEs	1/21/2009	1/21/2010	12/23/2011	11/22/2012
BSPCE expiry date	1/21/2019	1/21/2019	6/24/2021	11/22/2021
BSPCE exercise price(1)	€4.33	€4.67	€5.13	€5.13
Number of shares subscribed as of December 31, 2019(1)	80,370	34,440	252,510	150,585
Total number of BCPCEs canceled or obsolete as of December 31, 2019	—	—	—	—
Total number of BCPCEs outstanding as of December 31, 2019	—	—	7,166	—
Total number of shares available for subscription as of December 31, 2019(1)	—	—	107,490	—

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

We have issued several types of non-employee warrants (BSAs) as of December 31, 2019, the terms of which are set forth in the chart below:

Plan title	BSA 2010								BSA 2012	BSA 2013		BSA 2014
Meeting date	12/16/2010								12/9/2011	6/4/2013		6/3/2014
Date of grant by the Board of Directors	1/28/2011		6/24/2011		11/22/2011		1/17/2012		9/25/2012	7/25/2013		6/3/2014
Total number of BSAs authorized	59,405		59,405		59,405		59,405		300,000	100,000	(2)	307,468
Total number of BSAs granted	10,039		8,000		1,338		89,835	(3)	30,000	73,000		10,000
Including those granted to Daniel Tassé	—		—		—		—		—	—		—
Torbjørn Bjerke	—		—		—		—		2,500	2,500		2,500
Start date for the exercise of the BSAs	12/23/2011		12/23/2011		11/22/2012		1/17/2016		9/25/2013	7/25/2013		6/3/2014
BSA expiry date	1/28/2021		6/24/2021		11/22/2021		1/17/2022		9/25/2022	7/25/2023		6/3/2024
BSA exercise price	€5.13		€5.13		€5.13		€5.13		€8.59	€8.10		€18.79
Number of shares subscribed as of December 31, 2019(1)	37,650	(1)	112,500	(1)	20,070	(1)	89,835		25,000	66,000		10,000
Total number of BSAs canceled or obsolete as of December 31, 2019	7,529		—		—		—		—	—		—
Total number of BSAs remaining as of December 31, 2019	—		500		—		—		5,000	7,000		—
Total number of shares available for subscription as of December 31, 2019(1)	—		7,500		—		—		5,000	7,000		—

(1)

The number of shares reflects an adjusted exercise parity of the division by 15 of the nominal value of shares. Namely, each BSA is now entitled to a subscription right to 15 new shares instead of 1 new share. For the same reason, the exercise price of each BSA plan has been adjusted accordingly and equals 1/15 of the price initially determined.

(2)	The overall nominal amount of the shares to which the warrants issued are likely to give entitlement may not exceed €100,000.
(3)	The number of BSAs reflects an adjusted exercise parity of the division by 15 of the nominal value of shares.

Plan Title	BSA 2015		BSA X 2015		BSA 2016			BSA 2017
General Meeting Date	06/03/14	06/23/15	06/23/15		06/21/16	06/21/16		06/15/17
Date of the Grant by the Board of Directors	03/24/15	11/19/15	12/15/15		06/21/16	12/09/16		06/15/17
Total Numbers of BSA’s granted	10,000	22,500	90,000	(1)	20,000	59,000	(2)	9,000
including those granted to:
Torbjørn Bjerke	—	7,500	—		—	7,000		—
Daniel Soland	10,000	7,500	—		—	7,000		—
Michael Goller	—	—	7,500		—	7,000		—
Claire Giraut	—	—	—		10,000	—		—
Julie O’Neill	—	—	—		—	—		9,000
Start date of the exercise of the BSAs	03/24/15	11/19/15	12/15/15		06/21/16	12/09/16		06/15/17
BSA expiry date	03/24/25	11/19/25	12/15/25		06/21/26	12/09/26		06/15/27
BSA exercise price	€43.00	€66.06	€64.14		€52.97	€69.75		€59.05
Numbers of shares subscribed as of December 31, 2019	—	—	—		—	—		—
Total number of BSAs cancelled or obsolete as of December 31, 2019	—	7,500	16,500	(1)	—	24,992		—
Total number of BSAs remaining as of December 31, 2019	10,000	15,000	73,500		20,000	34,008		9,000
Total number of shares available for subscription as of December 31, 2019	10,000	15,000	73,500		20,000	34,008		9,000

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

All BSA, BSA X and BSA 2010 are currently exercisable. All BSA 2012, 2013, 2014 2015 and BSA X 2015 are exercisable subject to continuous membership of our Board or Scientific Advisory Board (as the case may be) and subject to applicable insiders’ rules.

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

Share Options (OSA)

We have granted share options to our employees and our officers pursuant to our 2013 Share Option Plan, or 2013 Plan, our 2014 Share Option Plan, or 2014 Plan, our 2015 Share Option Plan, or 2015 Plan, our 2016 Share Option Plan, or 2016 Plan, our 2017 Share Option Plan, or 2017 Plan, our 2018 Share Option Plan, or 2018 Plan, and our 2019 Share Option Plan, or 2019 Plan. Our current plan, the 2019 Plan, was adopted by our board of directors on May 24, 2019.

Share options may be granted to any individual employed by us or by any affiliated company under the terms and conditions of an employment contract. Employee share options may also be granted to our chairman and general manager and to our deputy general managers and are subject to the fulfillment of certain performance conditions.

The maximum number of our ordinary shares that may be issued pursuant to share options granted under the 2013 Plan, 2015 Plan, 2016 Plan, 2017 Plan, 2018 Plan and 2019 Plan are 203,000, 120,000, 214,345, 522,825, 760,775 and 1,181,100 respectively. In addition, under French law, the maximum number of shares issuable upon exercise of outstanding employee share options may not exceed one-third of the outstanding share capital on a non-diluted basis as at the date of grant.

Plan title	SO 2013		SO 2014	SO 2015
Meeting date	12/09/2011		06/03/2014	06/03/2014		06/03/2014		06/03/2014
Date of allocation by the board of directors						09/30/2015		12/15/2015
	9/18/2013		06/03/2014	6/23/2015		11/19/2015		01/04/2016
Total number of options granted	518,000		75,000	120,000		195,000		75,000
Including those granted to Daniel Tassé	—		—	—		—		—
David Schilansky		(3)	—	—		—		—
Laurent Martin		(4)	—	—		—		—
Start date for the exercise of options(1)	9/19/2017		06/04/2016	6/24/2016	(2)	11/19/2016	(2)	01/04/2017	(2)
Options expiry date	9/18/2023		06/03/2024	6/24/2026		11/19/2025		01/04/2026
Options exercise price	€7.57		€19.01	€48.90		€66.06		€65.68
Number of shares subscribed as of December 31, 2019	268,000		35,000	—		—		—
Total number of options canceled or obsolete as of December 31, 2019	47,000		40,000	—		195,000		—
Total number of options remaining as of December 31, 2019	203,000		—	120,000		—		75,000
Total number of shares available for subscription as of December 31, 2019	203,000		—	120,000		—		75,000

(1)	By way of exception, in the event of a change in control (as defined in Article L.233-3 of the French Commercial Code) all of the options could be exercised in advance.
(2)

The SOs may be exercised by the beneficiary on the basis of the following vesting schedule: (i) up to 25% of the SO as of one year after the grant date; (ii) up to an additional 25% of the SO as of 26 months after the grant date; (iii) up to an additional 25% of the SO as of 36 months after the grant date; and (iv) up to an additional 25% of the SO as of 48 months after the grant date.

(3)

Mr. Schilansky was appointed to serve as our Executive Vice President by our board of directors on December 16, 2014 as of January 8, 2015. Only the plans granted since his appointment are mentioned in this section. Mr. Schilansky resigned as our Deputy Chief Executive Officer in September 2019.

(4)

Mr. Martin was appointed to serve as our Executive Vice President and Responsible Pharmacist (Qualified Person) by our board of directors on March 14, 2017. Only the plans granted since his appointment are mentioned in this section.

Plan Title	SO 2016
Meeting date	03/06/14		03/06/14		03/06/14		03/06/14		03/06/14		03/06/14		03/06/14		03/06/14	03/06/14
Date of allocation by the board of directors	04/06/16		04/06/16		06/21/16		06/21/16		06/21/16		06/21/16		06/21/16		12/09/16	12/15/16
	04/21/16		05/02/16				08/01/16		09/15/16		10/17/16		11/15/16
Total number of options granted	33,000		22,000		110,000		10,000		9,300		16,500		8,300		74,960	1,100
Including those granted to:
Daniel Tassé	—		—		—		—		—		—		—		—	—
David Schilansky	—		—		—		—		—		—		—		—	—
Start date for the exercise of options	04/21/17	(1)	05/02/17	(1)	06/21/17	(2)	08/01/17	(2)	09/15/17	(2)	10/17/17	(2)	11/15/17	(2)	12/09/17	12/15/17
Options expiry date	04/21/26		05/02/26		06/21/26		08/01/26		09/15/26		10/17/26		11/15/26		12/09/26	12/15/26
Options exercise price	€62.82		€59.04		€53.96		€62.24		€62.80		€64.39		€68.33		€69.75	€69.35
Number of shares subscribed as of December 31, 2019	—		—		1,200		—		—		—		—		—	—
Total number of options canceled or obsolete as of December 31, 2019	11,000		22,000		71,300		—		—		7,200		—		32,015	—
Total number of options remaining as of December 31, 2019	22,000		—		37,500		10,000		9,300		9,300		8,300		42,945	1,100
Total number of shares available for subscription as of December 31, 2019	22,000		—		37,500		10,000		9,300		9,300		8,300		42,945	1,100

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

Plan Title	SO 2017
Meeting date	06/03/2014		06/03/2014		06/03/2014		06/03/2014		06/15/2017		06/15/2017		06/15/2017		06/15/2017		06/15/2017
Date of allocation by the board of directors	01/16/2017		03/15/2017		04/18/2017		06/15/2017		06/15/2017		07/17/2017		09/15/2017		12/05/2017		12/15/2017
Total number of options granted	19,100		7,200		16,500		126,000		111,600		30,900		52,600		625,200		8,300
Including those granted to:
Daniel Tassé	—		—		—		—		—		—		—		—		—
David Schilansky	—		—		—		—		—		—		—		—		—
Laurent Martin	—		—		—		—		—		—		—		—		—
Start date for the exercise of options	01/16/2018	(1)	03/15/2018	(1)	04/18/2018	(1)	06/15/2018	(1)	06/15/2018	(1)	07/17/2018	(1)	09/15/2018	(1)	12/05/2018	((1)	12/15/2018	((1)
Options expiry date	01/16/2027		03/15/2027		04/18/2027		06/15/2027		06/15/2027		07/17/2027		09/15/2027		12/05/2027		12/15/2027
Options exercise price	€66.11		€66.25		€60.77		€59.05		€60.54		€71.61		€74.22		€39.00		€38.18
Number of shares subscribed as of December 31, 2019	—		—		—		—		—		—		—		—		—
Total number of options canceled or obsolete as of December 31, 2019	19,100		7,200		9,300		65,000		55,000		23,700		7,200		289,175		—
Total number of options remaining as of December 31, 2019	—		—		7,200		61,000		56,600		7,200		45,400		336,025		8,300
Total number of shares available for subscription as of December 31, 2019	—		—		7,200		61,000		56,600		7,200		45,400		336,025		8,300

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

Plan Title	SO 2018								SO 2018
Meeting date	06/15/2017		06/15/2017		06/15/2017		06/15/2017		06/22/2018		06/22/2018		06/22/2018		06/22/2018		06/22/2018
Date of allocation by the board of directors	01/15/2018		04/16/2018		05/15/2018		06/15/2018		06/22/2018		07/16/2018		08/15/2018		09/6/2018		09/15/2018
Total number of options granted	15,500		16,500		16,500		23,600		50.000		28,800		33,500		65,000		80,900
Including those granted to::									—
Daniel Tassé	—		—		—		—		—		—		—		—		—
David Schilansky	—		—		—		—		—		—		—		—		—
Laurent Martin	—		—		—		—		—		—		—		—		—
Start date for the exercise of options	01/15/2019	(1)	04/16/2019	(1)	05/15/2019	(1)	15/06/2019	(1)	06/22/2019	(1)(2)	07/16/2019	(1)(2)	08/15/2019	(1)(2)	09/06/2019	(1)(2)	09/15/2019	(1)(2)
Options expiry date	01/15/2028		04/16/2028		05/15/2028		06/15/2028		06/22/2028		07/16/2028		08/15/2028		09/6/2028		09/15/2028
Options exercise price	€43.60		€38.64		€40.84		€38.92		€37.22		€33.81		€32.90		€36.96		€40.94
															96
Number of shares subscribed as of December 31, 2019	—		—		—		—		—		—		—		—		—
Total number of options canceled or obsolete as of December 31, 2019	7,200		—		—		—		—		—		7,200		—		36,425
Total number of options remaining as of December 31, 2019	8,300		16,500		16,500		23,600		50,000		28,800		26,300		65,000		44,475
Total number of shares available for subscription as of December 31, 2019	8,300		16,500		16,500		23,600		50,000		28,800		26,300		65,000		44,475

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

(2)	The exercise of these options will be subject to the fulfillment of a presence condition and the following performance condition: authorization to market ViaskinTM Peanut by the FDA.

Plan Title	SO 2018
Meeting date	06/22/2018		06/22/2018		06/22/2018		06/22/2018		06/22/2018
Date of allocation by the board of directors	10/15/2018		11/15//2018		11/29/2018		12/12/2018		12/15/2018
Total number of options granted	76,700		26,000		350,000		34,000		7,200
Including those granted to::
Daniel Tassé	—		—		350,000		—		—
David Schilansky	—		—		—		—		—
Laurent Martin	—		—		—		—		—
Start date for the exercise of options	10/15/2019	(1)(2)	11/15/2019	(1)(2)	11/29/2019	(1)(2)	12/12/2019	(2)(3)	12/15/2019	(2)(3)
Options expiry date	10/15/2028		11/15/2028		11/29/2028		12/12/2028		12/15/2028
Options exercise price	€37.28		€32.57		€30.02		€27.96		€26.76
Number of shares subscribed as of December 31, 2019	—		—		—		—		—
Total number of options canceled or obsolete as of December 31, 2019	5,400		7,200		—		—		—
Total number of options remaining as of December 31, 2019	71,300		18,800		350,000		34,000		7,200
Total number of shares available for subscription as of December 31, 2019	71,300		18,800		350,000		34,000		7,200

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

(2)	The exercise of these options will be subject to the fulfillment of a presence condition and the following performance condition: authorization to market ViaskinTM Peanut by the FDA.

Plan Title	SO 2018
Plan Title	SO 2019
Meeting date	06/22/2018		06/22/2018		06/22/2018		05/24/2019		05/24/2019
Date of allocation by the board of directors	01/15/2019		03/20//2019		05/15/2019		05/24/2019		06/17/2019
Total number of options granted	9,500		547,100		7,200		150,000		7,200
Including those granted to::
Daniel Tassé	—		—		—		150,000		—
David Schilansky	—		—		—		—		—
Laurent Martin	—		—		—		—		—
Start date for the exercise of options	01/15/2020	(1)(2)	03/20//2020	(1)(2)	05/15/2020	(1)(2)	05/24/2020	(2)(3)	06/17/2020	(2)(3)
Options expiry date	01/15/2029		03/20//2029		05/15/2029		05/24/2029		06/17/2029
Options exercise price	€15.61		€14.58		€16.82		€16.99		€16.38
Number of shares subscribed as of December 31, 2019	—		—		—		—		—
Total number of options canceled or obsolete as of December 31, 2019	7,200		52,300		—		—		—
Total number of options remaining as of December 31, 2019	2,300		494,800		7,200		150,000		7,200
Total number of shares available for subscription as of December 31, 2019	2,300		494,800		7,200		150,000		7,200

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

(2)	The exercise of these options will be subject to the fulfillment of a presence condition and the following performance condition: authorization to market ViaskinTM Peanut by the FDA.

Plan Title	SO 2018
Plan Title	SO 2019
Meeting date	05/24/2019		05/24/2019		05/24/2019		05/24/2019		05/24/2019
Date of allocation by the board of directors	07/01/2019		07/22//2019		09/16/2019		10/16/2019		12/16/2019
Total number of options granted	403,400		75,000		34,000		3,500		53,100
Including those granted to::
Daniel Tassé	—		—		—		—		—
David Schilansky	—		—		—		—		—
Laurent Martin	—		—		—		—		—
Start date for the exercise of options	07/01/2020	(1)(2)	07/22//2020	(1)(2)	09/16/2020	(1)(2)	10/16/2020	(2)(3)	12/16/2020	(2)(3)
Options expiry date	07/01/2029		07/22//2029		09/16/2029		10/16/2029		12/16/2029
Options exercise price	€15.43		€17.90		€18.00		€15.30		€15.80
Number of shares subscribed as of December 31, 2019	—		—		—		—		—
Total number of options canceled or obsolete as of December 31, 2019	49,400		—		—		—		—
Total number of options remaining as of December 31, 2019	354,000		75,000		34,000		3,500		53,100
Total number of shares available for subscription as of December 31, 2019	354,000		75,000		34,000		3,500		53,100

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

(2)	The exercise of these options will be subject to the fulfillment of a presence condition and the following performance condition: authorization to market ViaskinTM Peanut by the FDA.

Administration. Our board of directors has the authority to administer the 2013 Plan, 2014 Plan, 2015 Plan, 2016 Plan, 2017 Plan, 2018 Plan and 2019 Plan, or collectively, the Plans. Subject to the terms of each of the Plans, our board of directors determines recipients, dates of grant, exercise price of share options, the number of share options to be granted and the terms and conditions of the share options, including the period of their exercisability and their vesting schedule.

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

Free Shares

Under our 2012, 2013, 2014, 2015, 2017, 2018 and two 2019 Free Share Plans, we have granted free shares to our employees and officers. We have eight current free share plans, including a 2015 Free Share Plan, which was adopted by our board of directors on September 30, 2015, a 2015 Free Share Plan, which was adopted by our board of directors on December 15, 2015, a 2016 Free Share Plan, which was adopted by our board of directors on April 6, 2016, a 2016 Free Share Plan, which was adopted by our board of directors on October 27, 2016, a 2017 Free Share Plan, which was adopted by our board of directors on March 14, 2017, a 2017 Free Share Plan, which was adopted by our board of directors on April 20, 2017, a 2018 Free Share Plan, which was adopted by our board of directors on June 22, 2018, a 2019 Free Share Plan, which was adopted by our board of directors on May 24, 2019, and a second 2019 Free Share Plan, which was adopted by our board of directors on December 11, 2019.

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

Share Reserve. The maximum number of our ordinary shares that may be issued, in aggregate, under the 2017, 2018 and 2019 Free Share Plans is 641,728. In addition, under French law, the number of free shares may not exceed 10% of the outstanding share capital on a non-diluted basis as at the date of grant.

The details of the grants under the 2017, 2018 and 2019 Free Share Plans as of December 31, 2019 are as follows:

	INFORMATION REGARDING FREE SHARES
Plan Title	AGA 2017
General meeting date	09/21/15		09/21/15
Date of grant by the board of directors	03/14/2017		04/20/2017
Total number of free shares granted	22,500		24,000
Including those granted to::
• Monsieur Daniel Tassé	—		—
• Monsieur David Schilansky	—		—
• Monsieur Laurent Martin(2)	—		—
Date of definitive acquisition of free shares (subject to the conditions of acquisition) (1)	03/14/19	(1)	04/20/19	(1)
End date of retention period		(3)		(3)
Number of shares acquired definitively as of December 31, 2019	6,000		12,000
Cumulative number of free shares canceled or lapsed as of December 31, 2019	10,500		4,000
Shares acquired free of charge remaining as of December 31, 2019 (in acquisition period)	6,000		8,000

(1)	The acquisition of free shares is conditional for every employee, to the achievement of the two performance criteria below:

•

half of the shares allocated will not vest until the later of the following two dates: (i) the end of the two-year vesting period which runs from the date of the grant and (ii) BLA file accepted for review by the FDA for ViaskinTM Peanut.

•

half of the shares allocated will not vest until the later of the following two dates: (i) the end of the two-year vesting period which runs from the date of the grant and (ii) the first date of sale of ViaskinTM Peanut in the United States.

(2)

Mr. Martin was appointed Executive Vice President and Responsible Pharmacist (Qualified Person) by our board of directors on March 14, 2017. Only the plans granted since his appointment are mentioned in this section.

(3)	No retention period for the Free Share Plans issued in 2017.

Plan Title	AGA 2018
General meeting date	06/22/18		06/22/18		22/06/18		22/06/18		22/06/18
Date of grant by the board of directors									12/12/18
	06/22/18		09/06/18		11/01/18		12/12/18		12/17/18	(3)
Total number of free shares granted	486,153		450		57,000		16,250		3,000
Including those granted to:
• Monsieur Daniel Tassé	—		—		—		—		—
• Monsieur David Schilansky	50,000		—		—		—		—
• Monsieur Laurent Martin	20,000		—		—		—		—
Date of definitive acquisition of free shares (subject to the conditions of acquisition) (1)	06/22/19	(1)	09/06/19	(1)	11/01/19	(1)	12/12/19	(1)	12/17/19	(1)
End date of retention period	06/22/21	(2)	09/06/21	(2)	11/01/21	(2)	12/12/21	(2)	12/17/21	(2)
Number of shares acquired definitively as of December 31, 2019	—		—		—		—		—
Cumulative number of free shares canceled or lapsed as of December 31, 2019	85,225		—		13,000		3,750		500
Shares acquired free of charge remaining as of December 31, 2019 (in acquisition period)	400,928		450		44,000		12,500		2,500

(1)	The definitive allocation of the free shares will only occur at the later of the following two dates, subject to the presence requirement:
(i)	expiry of the current acquisition period as from their initial allocation; and
(ii)	approval of ViaskinTM Peanut by the US Food and Drug Administration (U.S. FDA) (performance condition).
(2)	The Board of Directors set a lock-up period of two years from the date of final allotment of the shares, after which the beneficiaries may freely sell the shares.
(3)	Notification date of the allocation by the CEO acting on sub-delegation of the Board of Directors, following the beginning of employment

Plan Title	AGA 1 2019				AGA 2 2019
General meeting date	06/22/18		05/24/19		05/24/19		05/24/19
Date of grant by the board of directors	05/10/19		07/31/19		10/11/19		12/19/19
Total number of free shares granted	100,000		23,750		40,000		23,600
Including those granted to:
• Monsieur Daniel Tassé	—		—		—		—
• Monsieur David Schilansky	—		—		—		—
• Monsieur Laurent Martin	—		—		—		—
Date of definitive acquisition of free shares (subject to the conditions of acquisition) (1)	05/10/20	(1)	07/31/22	(1)	10/11/22	(1)	12/19/22	(4)
End date of retention period	05/10/22	(2)	(3)		(3)		(3)
Number of shares acquired definitively as of December 31, 2019	—		—		—		—
Cumulative number of free shares canceled or lapsed as of December 31, 2019	20,000		—		—		—
Shares acquired free of charge remaining as of December 31, 2019 (in acquisition period)	80,000		23,750		40,000		23,600

(1)	The definitive allocation of the free shares will only occur at the later of the following two dates, subject to the presence requirement:
(i)	expiry of the current acquisition period as from their initial allocation; and
(ii)	approval of ViaskinTM Peanut by the US Food and Drug Administration (U.S. FDA) (performance condition).
(2)	The Board of Directors set a lock-up period of two years from the date of final allotment of the shares, after which the beneficiaries may freely sell the shares.
(3)	No retention period
(4)	Democratic Plan: 2 years vested period and definitive allocation subject to presence requirement but no performance condition.

Administration. Our board of directors has the authority to administer the 2017, 2018 and 2019 Free Share Plans. Subject to the terms of the plans, our board of directors determines recipients, dates of grant, the number of free shares to be granted and the terms and conditions of the free shares, including the length of their acquisition period (period starting on the date of grant during which the beneficiary holds a right to acquire shares for free but not any shares yet) and holding period (period starting at the end of the acquisition period when the shares are issued and definitively acquired and issued but may not be transferred) within the limit determined by the shareholders (in particular the acquisition period is at least two years from the date of grant for the 2015, 2016 and 2017 Free Shares Plans and one year for the 2018 Free Shares Plan). The holding period is two years from the end of the acquisition period for the 2018 Free Shares Plan. No additional holding period is applicable for the 2015, 2016, 2017 and 2019 Free Share Plans).

The board of directors has the authority to modify awards outstanding under our 2017, 2018 and 2019 Free Share Plans subject to the consent of the beneficiary if such modification is detrimental to him/her, including in particular the authority to release a beneficiary from the continued service condition during the acquisition period after the termination of the employment.

Free Shares. The free shares granted under our 2017, 2018 and 2019 Free Share Plans will be definitively acquired at the end of the acquisition period as set by our board of directors subject to continued service during the acquisition period, except if the board releases a given beneficiary from this condition upon termination of his/her employment contract. At the end of the acquisition period, the beneficiary will be the owner of the shares. However, during the holding period under the 2018 Free Share Plan (as set by our board of directors with a minimum of two years except if the acquisition period is at least equal to four years), the shares may not be sold, transferred or pledged. Under the 2017, 2018 and 2019 Free Share Plans, the granted free shares may be sold, subject to the regulations governing companies whose shares are traded on a regulated market, as soon as the shares vest. The free shares allocated to the beneficiaries will be new ordinary shares and will immediately have the same rights as the existing company shares.

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

Under the 2017, 2018 and 2019 Free Share Plans, in the event of a change of control of the company, the beneficiaries will remain eligible for the allocation at the end of each respective vesting period, even if the beneficiary’s employment contract and/or corporate mandate is terminated for any reason, between the date of the takeover and the last day of the vesting period. In this scenario, the shares will automatically vest and are not subject to the achievement of performance criteria.

Amendment and Termination. Our board of directors has the authority to amend, alter, suspend, or terminate our 2017, 2018 and 2019 Free Share Plans, provided that such action does not impair the rights of any beneficiary without such beneficiary’s consent. The company shall obtain shareholder approval of any amendment to the extent necessary and desirable to comply with applicable laws.

C.    Board Practices.

We currently have nine directors, less than a majority of whom are citizens or residents of the United States. Under French law and our by-laws, our board of directors must be composed of between three and 18 members. Within this limit, the number of directors is determined by our shareholders. Since January 1, 2017, the number of directors of each gender may not be less than 40%. Any appointment made in violation of this limit that is not remedied will be null and void. Directors are elected, re-elected and may be removed at a shareholders’ general meeting with a simple majority vote of our shareholders. Pursuant to our by-laws, our directors are elected for two-year terms. In accordance with French law, our by-laws also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board of directors resulting from the death or resignation of a director, provided there are at least three directors remaining, may be filled by vote of a majority of our directors then in office provided that there has been no shareholders meeting since such death or resignation. Directors chosen or appointed to fill a vacancy shall be elected by the board of directors for the remaining duration of the current term of the replaced director. The appointment must then be ratified at the next shareholders’ general meeting. In the event the board of directors would be composed of less than three directors as a result of a vacancy, the remaining directors shall immediately convene a shareholders’ general meeting to elect one or several new directors so there are at least three directors serving on the board of directors, in accordance with French law.

The following table sets forth the names of our directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Daniel Tassé(1)	Director	2019	2020
Michel de Rosen	Chairman	2018	2020
Torbjörn Bjerke	Director	2006	2020
Maïlys Ferrère	Director	2016	2020
Claire Giraut	Director	2016	2020
Michael J. Goller	Director	2015	2020
Viviane Monges(2)	Director	2019	2021
Julie O’Neill	Director	2017	2021
Daniel Soland	Director	2015	2020

(1)	Mr. Tassé was appointed to our board of directors on March 4, 2019 to replace Pierre-Henri Benhamou for the term of its remaining mandate, i.e. until the end of the General Meeting held in 2020.
(2)	Ms. Monges was appointed to our board of directors on May 24, 2019.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consistent of independent requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq (which we are not subject to) and taking account any applicable committee independence standards all of our directors, other than Mr. Tassé and Ms. O’Neill, are “independent directors.” In accordance with the Nasdaq Listing Rules, a director shall be considered independent if she/he does not have any relationship which, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, in accordance with Nasdaq Listing Rules, to be considered independent, a director shall not be subject to any of the mandatory bars to independence set forth in Rule 5605(a) of the Nasdaq Listing Rules. However, pursuant to French law requirements, only Claire Giraut, Torbjörn Bjerke, Michel de Rosen, Viviane Monges and Daniel Soland are considered to be “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities (if any).

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

For example, during the ordinary and extraordinary general meetings held on June 22, 2018 and on May 24, 2019, our shareholders have granted our board of directors the following delegations of authority to issue ordinary shares or other securities giving access to our share capital (“Securities”), in one or more occasions, in the proportions and at the times the board of directors will consider it appropriate, either in euros, or in foreign currencies or in any other unit of account established by reference to a series of currencies:

(1) delegations of authority to increase our share capital by issuing Securities, through rights issues, for the maximum duration permitted under French law (26 months) within a maximum potential dilution equal to 40% of our share capital at the date of the relevant share capital increase for an ordinary share subscription price that shall be freely determined by our board of directors at the time of the issuance;

(2) delegations of authority to increase our share capital by issuing Securities, through public offering or private placement, for the maximum duration permitted under French law (26 months) within a maximum potential dilution equal to 30% of our share capital at the date of the relevant share capital increase (and 10% of our share capital over a 12 months period in case of private placement) for a subscription price that shall be at least equal to the volume weighted average of the closing price of our company’s ordinary shares on Euronext Paris for the 3 trading days prior to the pricing, eventually decreased by a discount as provided by French law;

(3) delegations of authority to increase our share capital by issuing Securities, without preemptive rights, to the benefit of categories of persons meeting certain characteristics, in accordance with the provisions of the French commercial code, for the maximum duration permitted under French law (18 months) within a maximum potential dilution equal to 30% of our share capital at the date of the relevant share capital increase for an ordinary share subscription price that shall be freely determined by our board of directors at the time of the issuance;

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

Please note that:

•

in respect of delegations 1, 2 and 3, in addition to the above limits, the number of securities to be issued may be increased by 15% of the initial issuance (at the same subscription price of the initial issuance), within the dilution limit set by said general meeting, if an excess of demand is observed, it being noted that such issuance shall be decided during a 30 day period starting from the closing of the subscription period of the initial issuance;

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

•

the overall limit of the nominal amount of shares that can be issued pursuant to the delegations of authority granted to our board of directors as per the above shall not exceed 65% of the share capital at the time of our ordinary and extraordinary general meeting held on May 24, 2019; and

•

the board cannot, unless authorized in advance by our shareholders, make use of the above-mentioned delegations during a period of public offering initiated by a third party targeting our securities until the end of the offering period.

Furthermore, during the ordinary and extraordinary shareholders’ meeting held on May 24, 2019, our board of directors received the following delegations from the shareholders:

•

a delegation of authority to grant share options (options de souscription et/ou d’achat d’actions) to our officers and employees for the maximum duration of 18 months, with a maximum potential dilution equal to 7.5% of our share capital at the date of the shareholders’ meeting, for which delegation our shareholders waived automatically their preferential subscription rights with respect to all such grants.

•

a delegation of authority to grant free shares (attribution gratuite d’actions) to our officers and employees within a maximum potential dilution equal to 2% of our share capital on the date of such shareholders’ meeting, for which delegation our shareholders waived automatically their preferential subscription rights with respect to all such grants. This authorization will apply until the general meeting of shareholders to be held in 2020 to rule on the financial statements of the previous year;

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

We do not intend to follow Nasdaq Marketplace Rule 5635 with respect to issuances or potential issuances of securities that are within the scope of authorization provided by the ordinary and extraordinary general meeting of shareholders held on May 24, 2019 or by any other subsequent ordinary or extraordinary general meeting of shareholders that may resolve on the same purpose, to our board of directors.

Board Committees

The board of directors has established an audit committee and a compensation committee, which operate pursuant to a unique charter adopted by our board of directors. The board of directors has also established a nominating and governance committee. The composition and functioning of all of our committees will comply with all applicable requirements of the French Commercial Code, the Exchange Act, the exchange on which the ADSs are listed, and SEC rules and regulations.

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

Ms. Giraut, Ms. Monges and Mr. Soland currently serve on our audit committee. Ms. Giraut is the chairperson of our audit committee. Our board has determined that each of Ms. Giraut, Ms. Monges and Mr. Soland is independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Ms. Giraut is an “audit committee financial expert” as defined by SEC rules and regulations and that each of Ms. Monges and Mr. Soland qualifies as financially sophisticated under the applicable exchange listing rules.

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

Compensation Committee. Our compensation committee assists our board of directors in reviewing and making recommendations to our board of directors with respect to the compensation of our executive officers and directors. Dr. Bjerke, Ms. Ferrère and Messrs. Goller and Soland currently serve on the compensation committee. Dr. Bjerke is the chairperson of our compensation committee. The principal duties and responsibilities of our compensation committee include:

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

Nominating and Governance Committee. The principal responsibilities of our nominating and governance committee include (i) preparing proposals for the renewal, replacement or appointment of new directors, in consultation with the Chairman of our board of directors, (ii) providing an opinion, with the support of the Chairman of our board of directors, on the appointment or replacement of the Chief Executive Officer and/or the Executive Vice Presidents, as the case may be, as well as the members of the Executive Committee and (iii) establishing, when appropriate, with the agreement of the Chairman of our board of directors, a succession plan for executive corporate officers. Dr. Bjerke, Ms. Ferrère and Messrs. Goller and de Rosen currently serve on the nominating and governance committee.

D.    Employees.

As of December 31, 2019, we had 311 employees. We consider our labor relations to be good. At each date shown, we had the following employees, broken out by department and geography:

	At December 31,
	2017	2018	2019
Function:
Pre-clinical development, quality assurance and regulatory affairs	54	93	59
Medical and clinical development	44	62	64
Research	47	19	46
Engineering and production	33	38	41
Management and administration	54	76	66
Commercial operations and U.S. marketing	12	27	35
Total	244	315	311
Geography:
Australia	0	5	4
Canada	0	1	1
France	209	240	239
United States	35	69	67
Total	244	315	311

E.    Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.    Major shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2019 for:

•	each beneficial owner of more than five percent (5%) of our outstanding ordinary shares;

•	our Chief Executive Officer and former Deputy Chief Executive Officer;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares that can be acquired within 60 days of December 31, 2019. The percentage ownership information shown in the table is based upon 47,028,510 ordinary shares outstanding as of December 31, 2019.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding ordinary shares subject to options and warrants held by that person that are immediately exercisable or exercisable within 60 days of December 31, 2019. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The information in the table below is based on information known to us or ascertained by us from public filings made by the shareholders. Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of DBV Technologies S.A., 177-181 avenue Pierre Brossolette, 92120 Montrouge, France.

	Shares Beneficially Owned
	Number	Percentage
5% Shareholders:
Entities affiliated with Caisse de Dépôts et Consignations(1)	4,604,283	9.79%
Entities affiliated with Baker Bros. Advisors LP(2)	11,164,669	23.73
Entities affiliated with Deerfield Mgmt, L.P.(3)	2,378,000	5.06
Entities affiliated with Boxer Capital, LLC(4)	3,192,299	6.79
Entities affiliated with Perceptive Advisors LLC(5)	2,771,090.5	5.89
Directors and Executive Officers:
Daniel Tassé	—	*
Michel de Rosen(6)	32,570	*
Torbjörn Bjerke(7)	78,850	*
Maïlys Ferrère	—	—
Claire Giraut(8)	17,000	*
Michael J. Goller(9)	21,500	*
Viviane Monges	—	—
Julie O’Neill(10)	16,000	*
Daniel Soland(11)	41,500	*
All directors and executive officers as a group (16 persons)(13)	427,520	*	%

(1)

The information shown is based, in part, on an declaration Schedule 13 G/A filed by Bpifrance Participations S.A., or BpiP, Innobio FPCI, or Innobio, Bpifrance Investissement S.A.S., or BpiI, Caisse des Dépôts, or CDC, EPIC Bpifrance, or EPIC and Bpifrance S.A., or BPI, on October 15, 2019. Consists of 4,228,150 ordinary shares directly held by BpiP, 226,133 ordinary shares directly held by Innobio and 150,000 ordinary shares directly held by CDC. BpiP is the wholly-owned subsidiary of BPI. CDC and EPIC each hold 50% of the share capital of BPI and jointly control BPI. Innobio is managed by BpiI. BpiI is a wholly-owned, indirect subsidiary of BpiP. Neither BPI, EPIC nor BpiI hold any ordinary shares directly. BpiI may be deemed to be the beneficial owner of 226,133 ordinary shares, through its management of Innobio. BPI may be deemed to be the beneficial owner of 4,454,283 ordinary shares, indirectly through its sole ownership of BpiP, which is the parent company of BpiI. EPIC may be deemed to be the beneficial owners of 4,454,283 ordinary shares, indirectly through its joint ownership and control of BPI. CDC may be deemed to be the beneficial owner of 4,604,283 ordinary shares directly and indirectly through its joint ownership and control of BPI. The principal address for BpiP, BPI, EPIC, Innobio and BpiI is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. The principal address for CDC is 56, rue de Lille, 75007 Paris, France.

(2)

The information is based solely on a Schedule 13D/A filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Felix J. Baker and Julian C. Baker on October 11, 2019. Consists of (a) 10,247,497 ordinary shares directly held by Baker Brothers Life Sciences, L.P. (“Life Sciences”), (b) 895,672 ordinary shares directly held by 667, L.P. (“667,” and together with Life Sciences, the “Funds”) and (c) 21,500 ordinary shares issuable upon the exercise of warrants (the “Baker Bros. Warrants”) that are immediately exercisable or exercisable within 60 days of December 31, 2019, subject to French law. The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities directly held by the Funds. Michael Goller, a full-time employee of the Adviser currently serves on DBV’s Baord of directors as a representative of the Funds. The policy of the Funds and the Adviser does not permit full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Baker Bros. Warrants. Michael Goller has no voting or dispositive power and no pecuniary interest in the Baker Bros. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Baker Bros. Warrants held by Michael Goller. The Funds are instead entitled to the pecuniary interest in the Baker Bros. Warrants held by Michael Goller. The Adviser has voting and investment power over the Baker Bros. Warrants held by Michael Goller. The address for each of these entities is 860 Washington Street, 3rd Floor, New York, New York 10014.

(3)

This information is based solely on a Schedule 13G/A filed by James E. Flynn, Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Deerfield Partners, L.P on February 13, 2020. The principal business address for James E. Flynn, Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Deerfield Partners, L.P. is 780 Third Avenue, 37th Floor, New York, New York 10017.

(4)

This information is based solely on a Schedule 13G/AG filed by Boxer Capital, LLC, or Boxer Capital, Boxer Asset Management Inc., or Boxer Management, Joe Lewis, MVA Investors and Aaron Davis on February 14, 2020. Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management. The principal business address for Boxer Capital, MVA Investors and Aaron Davis is 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address for Boxer Management and Joe Lewis is Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

(5)

This information is based solely on a Schedule 13G/A filed by Perceptive Advisors LLC, or Perceptive Advisors, Joseph Edelman and Perceptive Life Sciences Master Fund, Ltd., or the Master Fund, on February 14, 2020. The Master Fund directly holds 587,186 ordinary shares and 4,367,809 ADSs, each representing one-half of one ordinary share. Perceptive Advisors serves as the investment manager to the Master Fund and may be deemed to beneficially own the securities directly held by the Master Fund. Joseph Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own the securities directly held by the Master Fund. The principal business address for Perceptive Advisors is 51 Astor Place, 10th Floor, New York, New York 10003.

(6)	Consists of (a) 23,570 shares and (b) 9,000 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2019, subject to French law.
(7)	Consists of (a) 35,925 shares and (b) 42,925 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2019, subject to French law.
(8)	Consists of shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2019, subject to French law.
(9)

Consists of shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2019, subject to French law. Mr. Goller has neither voting nor dispositive power and has no direct pecuniary interest in these securities. He has entered into an agreement with Baker Bros. Advisors LP related to his beneficial ownership of our securities, as disclosed in a Schedule 13D/A filed by Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker and Julian C. Baker on June 26, 2018.

(10)	Consists of shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2019, subject to French law.
(11)	Consists of (a) 5,000 shares and (b) 36,500 shares issuable upon the exercise of warrants that are immediately exercisable or exercisable within 60 days of December 31, 2019, subject to French law.
(12)

Consists of (a) 79,595 shares and (b) 347,925 shares issuable upon the exercise of options and warrants that are immediately exercisable or exercisable within 60 days of December 31, 2019, subject to French law.

The significant changes in the percentage ownership held by our principal shareholders since January 1, 2019 are as a result of the April 2019 and October 2019 underwritten global offerings, which are described under “Item 7.B—Related Party Transactions—Participation in Underwritten Global Offering” and the dilution resulting from such underwritten global offering. None of our principal shareholders have voting rights different than our other shareholders.

As of December 31, 2019, we estimate that approximately 62% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by 36 holders of record. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.    Related Party Transactions.

Since January 1, 2019, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent (5%) of our outstanding voting securities and their affiliates, which we refer to as our related-parties.

Participation in April 2019 Underwritten Global Offering

As part of our April 2019 underwritten global offering, certain of our holders of more than 5% of our outstanding voting securities and their affiliates purchased an aggregate of 3,099,772 ordinary shares at the public offering price of €12.02 per ordinary share. The following table sets forth the aggregate number of ordinary shares that certain of our holders of more than

5% of our outstanding voting securities and their affiliates purchased:

Related Party	Number of Ordinary Shares
Baker Brothers Life Sciences, L.P.	1,851,852

Bpifrance Participations S.A.	1,247,920

Participation in October 2019 Underwritten Global Offering

As part of our October 2019 underwritten global offering, one of our holders of more than 5% of our outstanding voting securities and their affiliates purchased an aggregate of 9,104,704 ADSs at the public offering price of $6.59 per ADS. The following table sets forth the aggregate number of ADSs that one of our holders of more than 5% of our outstanding voting securities and their affiliates purchased:

Related Party	Number of ADSs
Entities affiliated with Baker Bros. Advisors LP(1)	9,104,704

(1)	Consists of 8,351,123 ADSs issued to Baker Brothers Life Sciences, L.P. and 753,581 ADSs issued to 667, L.P.

Participation in February 2020 Underwritten Global Offering

As part of our February 2020 underwritten global offering, two of our holders of more than 5% of our outstanding voting securities and their affiliates purchased an aggregate of 664,419 ordinary shares at the public offering price of €18.63 per ordinary share. The following table sets forth the aggregate number of ordinary shares that two of our holders of more than 5% of our outstanding voting securities and their affiliates purchased:

Related Party	Number of Ordinary Shares
Entities affiliated with Baker Bros. Advisors LP(1)	450,000

Bpifrance Participations S.A.	214,419

(1)	Consists of 450,000ordinary shares issued to Baker Brothers Life Sciences, L.P.

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

In December 2018, our board of directors fixed the performance criteria in the event of termination of Mr. Daniel Tassé’s duties as our Chief Executive Officer. He will benefit from a severance package if all the following objectives are achieved: (i) ViaskinTM Peanut is approved in a major market; (ii) build an EPITTM pipeline with three ongoing clinical trials; (iii) six months cash runway as defined by the last quarter of spend on the day of severance. Compliance with these performance conditions will be established by our board of directors prior to any payment.

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

We have entered into employment agreements with the following executive officers:

Sebastien Robitaille

In September 2015, we entered into an employment agreement with Mr. Robitaille, our then Senior Vice President, Group Controller & Information Systems and current Chief of Staff. Mr. Robitaille is entitled to an annual base salary. Mr. Robitaille is also eligible to receive equity grants as our board may determine and to participate in our bonus plan. In addition, in the event of dismissal by us (other than a termination for cause) within 18 months following the appointment of a new Chief Executive Officer, he is entitled to receive an indemnity equivalent to one year of compensation, calculated based on the average of the last 12 months compensation paid (including bonuses and variable compensation), payable in a lump-sum.

Hugh Sampson

In November 2015, we entered into an employment agreement with Mr. Sampson, our Chief Scientific Officer. Mr. Sampson is entitled to an annual base salary. Mr. Sampson is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Joan Schmidt

In June 2018, we entered into an employment agreement with Ms. Schmidt, our former Chief Legal Officer. Ms. Schmidt was entitled to an annual base salary. Ms. Schmidt was also eligible to receive equity grants as our board may determine and to participate in our bonus plan. Ms. Schmidt left the company on January 31, 2020.

Kevin Trapp

In August 2018, we entered into an employment agreement with Mr. Trapp, our Chief Commercial Officer. Mr. Trapp is entitled to an annual base salary. Mr. Trapp is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Adam Slatter

In March 2019, we entered into an employment agreement with Mr. Slatter, our Chief Quality Officer. Mr. Slatter is entitled to an annual base salary. Mr. Slatter is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Pharis Mohideen

In July 2019, we entered into an employment agreement with Mr. Mohideen, our Chief Medical Officer. Mr. Mohideen is entitled to an annual base salary. Mr. Mohideen is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Caroline Danière

In September 2019, we entered into an employment agreement with Ms. Danière, our Chief Human Resources Officer. Ms. Danière is entitled to an annual base salary. Ms. Danière is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Ramzi Benamar

In January 2020, we entered into an employment agreement with Mr. Benamar, our Chief Financial Officer. Mr. Benamar is entitled to an annual base salary. Mr. Benamar is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Marie-Catherine Théréné

In January 2020, Ms. Théréné, with whom we entered into an employment agreement in October 2019, became our Deputy Chief Executive Officer and Responsible Pharmacist. Ms. Théréné is entitled to an annual base salary. Ms. Théréné is also eligible to receive equity grants as our board may determine and to participate in our bonus plan.

Julie O’Neill

In December 2018, we entered into a consulting agreement with Julie O’Neill, a member of our board of directors, pursuant to which she has agreed to provide chemistry, manufacturing and controls advice. Upon our request, she will: (i) examine and remedy the shortcomings identified by the FDA; (ii) examine and provide answers on all aspects of the technical operations, including, by way of non-exclusive example, process development, analytical development, manufacture, engineering, the procurement chain, quality control and quality assurance and (iii) advise our Chief Executive Officer and our internal services at the request of our Chief Executive Officer. The term of the agreement is for one year. Ms. O’Neill will receive €45,000 per month and will be able eligible to receive certain success fees allocated as follows: (i) a maximum of €200,000 for the resubmision of the BLA to the FDA for the treatment of peanut allergy in children four to 11 of age and; (ii) an additional amount of up to €250,000 if and when the FDA has approved the ViaskinTM Peanut BLA. These success fees will, however, be subject to modification at the discretion of our board of directors.

Director and Executive Officer Compensation

See “Item 6.B—Compensation of Directors and Executive Officers” for information regarding compensation of directors and executive officers.

Equity Awards

Since January 1, 2019, we have issued equity awards to certain of our directors and executive officers:

On January 15, 2019, we issued an aggregate of 9,500 options shares to new U.S. employees.

On March 20, 2019, we issued an aggregate of 547,100 option shares to U.S. employees of which 187,500 were to certain of our executive officers.

On May 10, 2019, we issued an aggregate of 100,000 free shares to certain of our French employees and French executive officers.

On May 15, 2019, we issued an aggregate of 7,200 option shares to new U.S. employees.

On May 24, 2019, we issued an aggregate of 150,000 option shares to our CEO . Each stock option gives the holder the right to subscribe for one ordinary share for a purchase price per share of €16.99.

On June 17, 2019, we issued an aggregate of 7,200 option shares to new U.S. employees

On July 1, 2019, we issued an aggregate of 403,400 option shares to U.S. employees.

On July 22, 2019, we issued an aggregate of 75,000 option shares to certain of our executive officers.

On July 31, 2019, we issued an aggregate of 23,750 free shares to certain of our French employees.

On August 11, 2019, we issued an aggregate of 40,000 free shares to all French employees to certain of our French employees and French executive officers.

On September 16, 2019, we issued an aggregate of 34,000 option shares to new U.S. employees.

On October 16, 2019, we issued an aggregate of 3,500 option shares to new U.S. employees.

On December 16, 2019, we issued an aggregate of 53,100 option shares to new U.S. employees.

On December 19, 2019, we issued an aggregate of 23,600 free shares to all French employees.

See “Item. 7A—Major Shareholders” for information regarding equity awards to our executive officers.

Bonus Plans

All our executive officers are entitled to a bonus ranging between 40% and 150% based on yearly objectives determined by our board of directors upon recommendation of our compensation committee.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and some of the executive officers. See “Item. 6B—Limitations on Liability and Indemnification Matters.”

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

Legal Proceedings

On January 15, 2019, Travis Ito-Stone individually and on behalf of all others similarly situated, filed a class action complaint for violation of federal securities laws against us, our former Chief Executive Officer, our current Chief Executive Officer, our former Deputy Chief Executive Officer and our former Chief Business Officer in the United States District Court for the District of New Jersey. Subsequently, Ruth Pruitt and Asdrubal Delgado were appointed as lead plaintiffs and an amended complaint was filed on January 24, 2020. The complaint purports to bring a federal securities class action on behalf of a class of persons who acquired our securities between February 14, 2018 and December 19, 2018 and seeks to recover damages caused by defendants’ alleged violations of the federal securities laws and to pursue remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10b-5 promulgated thereunder. The complaint alleges, among other things, that the defendants made materially false and/or misleading statements related to our business, operational and compliance policies. The plaintiff seeks, among other things, the designation of the action as a class action, an award of unspecified compensatory damages, interest, costs and expenses, including counsel fees and expert fees, and other relief as the court deems appropriate.

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

B.    Memorandum and Articles of Association.

The information set forth in Exhibit 2.3 to this Annual Report on Form 20-F is incorporated herein by reference.

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

Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C using our proprietary ViaskinTM technology up through a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Sciences has the exclusive license to commercialize MAG1C globally.

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

Underwriting Agreements

We entered into an underwriting agreement with Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as managers for the underwriters, on April 3, 2019, with respect to the ordinary shares and ADSs sold in our April 2019 underwritten global offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of such liabilities.

We entered into an underwriting agreement with Goldman Sachs International, Citigroup Global Markets Inc. and Citigroup Global Markets Limited, as managers for the underwriters, on October 8, 2019, with respect to the ordinary shares and ADSs sold in our October 2019 underwritten global offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of such liabilities.

We entered into an underwriting agreement with Goldman Sachs International, Citigroup Global Markets Inc. and Citigroup Global Markets Limited, as managers for the underwriters, on January 29, 2020, with respect to the ordinary shares and ADSs sold in our February 2020 underwritten global offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of such liabilities.

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

The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which is likely to fluctuate after the offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash proceeds from the global offerings and other financings in our business. Whether we are a PFIC for any taxable year will depend on our assets and income in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Nevertheless, based on the composition of our assets and income for our 2019 taxable year, we believe we were not likely a PFIC for our 2019 taxable year and do not expect to be a PFIC for our 2020 taxable year. If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for the ADSs) and (b) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

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

Estate and Gift Taxes and Transfer Taxes

In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 (as amended by the protocol of December 8, 2004), unless the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.

Pursuant to Article 235 ter ZD of the Code général des impôts (French Tax Code, or FTC), purchases of shares or ADSs of a French company listed on a regulated market of the European Union or an exchange formally acknowledged by the French Financial Market Authority (AMF) are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of French relevant companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year is published annually by the French State. Although we were included in the list published for calendar years 2016 and 2017, we were not included in the list published for calendar year 2018, 2019 and 2020 but this may change in the future.

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

Taxation of Dividends

Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of 12.8% when the recipient is an individual and at the standard corporate income tax rate set forth in Article 219-I of the FTC (i.e. 28% in 2020) otherwise. Dividends paid by a French corporation in a non-cooperative State or territory, (within the meaning of Article 238-0 A of the FTC, other than the non-cooperative States or territories mentioned in Article 238-0 A 2 bis 2° of the FTC), will generally be subject to French withholding tax at a rate of 75%.

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

Dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates provided that such U.S. Holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a U.S. Holder, other than individuals subject to the French withholding tax at a rate of 12.8%, that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 28%, or 75% if paid in a non-cooperative State or territory (within the meaning of Article 238-0 A of the FTC, other than the non-cooperative States or territories mentioned in Article 238-0 A 2 bis 2° of the FTC)), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the depositary with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

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

For 2019, approximately 25% of our purchases and other external expenses have been made in U.S. dollars compared with 34% in 2018 and less than 12% in 2017. Exchange rate effects have a non-significant impact on our consolidated net position. We plan to adopt a hedging policy to minimize the impact of currency fluctuations on our financial results. As a result, we intend to use hedging derivatives to reduce our exposure to foreign exchange risk. These instruments will be intended either to cover foreign currency debts and trade receivables, or to cover highly likely budgetary exposures and/or firm commitments. At this time, we have not put in place any hedging instruments.

Liquidity Risk

As of December 31, 2019, we had €172.0 million in cash and cash equivalents compared to €122.8 million of cash and cash equivalents as of December 31, 2018. We have incurred operating losses and negative cash flows from operations since inception. Net cash used in operating activities was €(128.5) million for the year ended December 31, 2019 and €(136.6) million for the year ended December 31, 2018. For the year ended December 31, 2019, we had a net loss of €153.6 million. As of December 31, 2019, we had an accumulated deficit and reserves of €405.0 million.

We have primarily funded these losses through equity financings, and, to a lesser extent, by obtaining public assistance in support of innovation and reimbursements of research tax credit. To date, we have not generated any product revenue and we continue to prepare for the potential launch of our ViaskinTM Peanut product candidate in North America in the second half of 2020, if approved. In October 2019, we announced the FDA’s acceptance for review of our Biologics License Application for ViaskinTM Peanut, with a target action date, provided by the FDA, of August 5, 2020. In February 2020, we announced that the FDA had announced an Allergenic Products Advisory Committee meeting to be held on May 15, 2020 to discuss our BLA for ViaskinTM Peanut. On March 16, 2020, we announced that the FDA has informed us that during its ongoing review of our BLA, it has identified questions regarding efficacy, including the impact of patch-site adhesion. Therefore, the Advisory Committee meeting to discuss the BLA will no longer take place as previously scheduled on May 15, 2020. We are in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from our clinical program as well as on our long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, we have received no additional information regarding the timeline of the BLA review and believe the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date.

We expect operating losses to continue for the foreseeable future. Based on our current operations, plans and assumptions, current cash-on-hand and cash equivalents, including the €136.4 million net proceeds from our offering in the first quarter of 2020, after deducting commissions and estimated offering expenses, are projected to be sufficient to fund our operating plan into the first quarter of 2021.

We expect that we will need to raise additional capital in the future as we commercialize ViaskinTM Peanut, if approved, and continue to discover and develop other product candidates using our ViaskinTM Platform. We may seek to finance our future cash needs through a combination of public or private equity or debt financings, collaborations, license and development agreements and other forms of non-dilutive financings. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

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

Disclosure Controls and Procedures

We maintain “disclosure controls and procedures,” as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer (principal executive officer) and interim chief financial officer (principal financial officer), as appropriate, to allow timely decisions regarding required disclosure.

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2019, have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level, having implemented the remediation actions described further below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our chief executive officer (principal executive officer) and interim chief financial officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte & Associés, has audited the consolidated financial statements included in this Annual Report on Form 20-F, and as part of its audit, has issued its report on the effectiveness of our internal control over financial reporting. This report is included on page F-1 of this Form 20-F and is incorporated herein by reference.

Deloitte & Associés, or Deloitte, has served as our independent registered public accounting firm for 2018 and 2019. Our accountants billed the following fees to us for professional services in each of those fiscal years:

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

Deloitte & Associés, or Deloitte, has served as our independent registered public accounting firm for 2018 and 2019. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	Year Ended December 31,
	2018	2019
	(thousands of Euros)
Audit Fees	€696	€729
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees	—	—
Total	€696	€729

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

There were no “Audit Related Fees” or “Tax Fees” or billed or paid during 2018 or 2019.

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

Item 16H.	Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

See pages F-1 through F-56 of this Annual Report on Form 20-F.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	By-laws (statuts) of the registrant (English translation)	Form 20-F	001-36697	1.1	03/16/18

2.1	Form of Deposit Agreement	Form F-1/A	333-198870	4.1	10/15/14

2.2	Form of American Depositary Receipt	Form F-1/A	333-198870	4.1	10/15/14

2.3*	Description of Securities

4.1	Office Lease between the registrant and GENERALI VIE, dated March 3, 2015 (English translation)	Form 20-F	001-36697	4.2	04/29/15

4.2	Commercial Lease between the registrant and SELECTINVEST 1, dated April 28, 2011 (English translation)	Form F-1	333-198870	10.1	09/22/14

4.3	Assignment, Development and Co-Ownership Agreement among the registrant, L’Assistance Publique—Hopitaux de Paris and Université Paris Descartes, dated January 7, 2009 (English translation)	Form F-1	333-198870	10.2	09/22/14

4.4#	Development Collaboration and License Agreement between the registrant and NESTEC S.A., dated May 27, 2016	Form 20-F	001-36697	4.14	03/22/17

4.5#	Amendment to Development Collaboration and License Agreement between the registrant and NESTEC S.A., dated July 12, 2018	Form 20-F	001-36697	4.5	04/01/19

4.6†	Form of Indemnification Agreement between the registrant and each of its executive officers and directors	Form F-1/A	333-198870	10.3	10/15/14

4.7†	2013 and 2014 Share Option Plans (English translation)	Form F-1	333-198870	10.4	09/22/14

4.8†	2012, 2013 and 2014 Free Share Plans (English translation)	Form F-1	333-198870	10.5	09/22/14

4.9†	Summary of BSA	Form F-1	333-198870	10.6	09/22/14

4.10†	Summary of BSPCE	Form F-1	333-198870	10.7	09/22/14

4.11†	2015 Share Option Plan (English translation)	Form 20-F	001-36697	4.10	04/28/16

4.12†	2015 Free Share Plans (English translation)	Form 20-F	001-36697	4.11	04/28/16

4.13†	2016 Share Option Plan (English translation)	Form 20-F	001-36697	4.12	03/22/17

4.14†	2016 Free Share Plan (English translation)	Form 20-F	001-36697	4.13	03/22/17

4.15†	2017 Share Option Plan (English translation)	Form 20-F	001-36697	4.14	03/16/18

4.16†	2017 Free Share Plan (English translation)	Form 20-F	001-36697	4.15	03/16/18

4.17†	2018 Share Option Plan (English translation)	Form 20-F	001-36697	4.17	04/01/19

4.18†	2018 Free Share Plan (English translation)	Form 20-F	001-36697	4.18	04/01/19

4.19†*	2019 Share Option Plan (English translation)

4.20†*	2019 Free Share Plans (English translation)

4.21	Registration Rights Agreement, dated as of March 23, 2018, between the registrant, 667, L.P. and Baker Brothers Life Sciences, L.P.	Form 6-K	001-36697	4.1	03/23/18

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.22	Underwriting Agreement, dated as of April 3, 2019, among the registrant and Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., as managers for the several underwriters named therein.	Form 6-K	001-36697	1.1	04/04/19

4.23	Underwriting Agreement, dated as of October 8, 2019, among the registrant and Goldman Sachs International, Citigroup Global Markets Inc. and Citigroup Global Markets Limited, as managers for the several underwriters named therein.	Form 6-K	001-36697	1.1	10/09/19

4.24	Underwriting Agreement, dated as of January 29, 2020, among the registrant and Goldman Sachs International, Citigroup Global Markets Inc. and Citigroup Global Markets Limited, as managers for the several underwriters named therein.	Form 6-K	001-36697	1.1	01/30/20

8.1*	List of subsidiaries of the registrant

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Associés

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Confidential treatment has been granted from the Securities and Exchange Commission as to certain portions of this document.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of DBV Technologies S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DBV Technologies S.A. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of (loss), comprehensive (loss), cash flows and shareholders’ equity, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

March 20, 2020

We have served as the Company’s auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of DBV Technologies S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of DBV Technologies S.A. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Company and our report dated March 20, 2020, expressed an unqualified opinion on those financial statements.

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

Deloitte & Associés

/s/ Paris-La Défense, France

March 20, 2020

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands of Euros)

		Year Ended December 31,
	Note	2017(1)	2018(1)	2019
ASSETS
Non-Current assets
Intangible assets	4	123	29	43
Right-of-use assets related to leases	5	—	—	20,589
Property, plant, and equipment	6	17,808	20,219	22,270
Other non-current assets	7	3,012	6,033	16,488

Total non-current assets		20,942	26,281	59,390

Current assets
Inventories	8	—	1,566	2,038
Customer accounts receivable and related receivables		1,265	—	—
Other current assets	9	17,721	21,131	8,021
Cash and cash equivalents	10	137,880	122,770	172,027

Total current assets		156,865	145,468	182,086

TOTAL ASSETS		177,807	171,749	241,476

		Year Ended December 31,
	Note	2017(1)	2018(1)	2019
LIABILITIES
Shareholders’ equity
Share capital	11	2,499	3,016	4,703
Premiums related to the share capital	11	406,709	539,292	725,460
Reserves	11	(131,592)	(254,946)	(405,014)
Net (loss)	11	(147,693)	(166,076)	(153,587)

Total shareholders’ equity		129,923	121,286	171,563

Non-Current liabilities
Long-term financial debt	12	1,825	1,278	721
Long-term lease debt	5	—	—	19,579
Non-current provisions	13	1,260	1,536	1,474
Other non-current liabilities	12	8,869	4,105	71

Total non-current liabilities		11,954	6,919	21,845

Current liabilities
Bank overdrafts		—	—	—
Short-term financial debt	12	2,325	1,201	577
Short-term lease debt	5	—	—	3,282
Current provisions	—	913	1,270	644
Supplier accounts payable	14	16,941	28,567	21,368
Other current liabilities	14	15,751	12,506	22,197

Total current liabilities		35,930	43,543	48,068

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		177,807	171,749	241,476

(1)	The financial statements as of December 31, 2019 were prepared using the modified retrospective method of IFRS 16 accounting standard, requiring no restatement of the comparative period.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF (LOSS)

(Amounts in thousands of Euros except share and per share data)

		Year Ended December 31,
	Note	2017(1)	2018(1)	2019
Operating income
Revenues	16	—	—	—
Other income	16	11,909	14,537	13,139

Total income		11,909	14,537	13,139

Operating expenses
Cost of goods sold		—	—	—
Research & Development	17	(105,232)	(107,171)	(101,497)
Sales & Marketing	17	(15,824)	(32,169)	(18,941)
General & Administrative	17	(35,837)	(41,399)	(44,401)

Total expenses		(156,892)	(180,739)	(164,839)

Operating (loss)		(144,983)	(166,202)	(151,700)

Financial revenues	19	616	493	67
Financial expenses	19	(3,325)	(351)	(1,409)

Financial profit (loss)		(2,709)	141	(1,341)

Income tax	20	(1)	(15)	(545)

Net (loss)		(147,693)	(166,076)	(153,587)

Basic/diluted earnings per share (€/share)	23	(5.97)	(5.74)	(4.15)

(1)	The financial statements as of December 31, 2019 were prepared using the modified retrospective method of IFRS 16 accounting standard, requiring no restatement of the comparative period.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)

(Amounts in thousands of Euros)

	Year Ended December 31,
	2017(1)	2018(1)	2019
Net (loss)	(147,693)	(166,076)	(153,587)
Actuarial gains and losses on employee benefits, net of corporate tax	(177)	19	529

Profit (loss) directly recognized in shareholders’ equity	(177)	19	529

Other comprehensive income	3,280	(683)	(63)

Total comprehensive (loss)	(144,591)	(166,740)	(153,121)

(1)	The financial statements as of December 31, 2019 were prepared using the modified retrospective method of IFRS 16 accounting standard, requiring no restatement of the comparative period.

In accordance with IAS 1 Presentation of Financial Statements, the Group, as defined in Note 1, presents a combined statement of other elements of comprehensive (loss).

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Euros)

	Note	2017(1)	2018(1)	2019
Net (loss) for the period		(147,693)	(166,076)	(153,587)
Reconciliation of the net (loss) and the cash used in operating activities:
Cash flows used in operating activities:
Amortization and provision		2,926	2,830	5,700
Retirement pension obligations		230	295	467
Expenses related to share-based payments		30,781	25,904	14,923
Other elements		130	752	912

Operating cash flows before change in working capital		(113,627)	(136,294)	(131,585)

Inventories		—	(1,566)	(471)
Customer accounts receivable		3	1,229	30
Other current assets		(3,458)	(2,591)	2,841
Supplier accounts payable		3,333	9,095	(6,836)
Other current and non-current liabilities		(566)	(6,493)	7,502

Change in working capital requirement		(687)	(326)	3,066

Net cash flow used in operating activities		(114,314)	(136,620)	(128,519)

Cash flows used in investing activities:
Acquisitions of property, plant, and equipment	6	(7,246)	(4,710)	(4,973)
Acquisitions of intangible assets	4	(299)	(41)	(27)
Acquisitions of non-current financial assets	7	(289)	(3,890)	(58)

Net cash flows used in investing activities		(7,834)	(8,641)	(5,058)

Cash flows provided by financing activities:
Increase in conditional advances	12	—	—	—
(Decrease) in conditional advances	12	(578)	(1,800)	(1,181)
Treasury shares		(25)	(479)	154
Capital increases, net of transaction costs	11	861	133,099	187,856
Repayment of lease liabilities	5	—	—	(2,972)
Interest paid on lease liabilities	5	—	—	(1,013)
Other cash flows related to financing activities		28	(144)	(52)

Net cash flows provided by financing activities		286	130,676	182,791

(Decrease) / Increase in cash		(121,863)	(14,586)	49,214

Net Cash and cash equivalents at the beginning of the period		256,473	137,880	122,770

Impact of exchange rate fluctuations		3,269	(525)	43

Net cash and cash equivalents at the close of the period	10	137,879	122,770	172,027

(1)	The financial statements as of December 31, 2019 were prepared using the modified retrospective method of IFRS 16 accounting standard, requiring no restatement of the comparative period.

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Euros except for the number of shares)

	Share capital
	Shares of Common Stock
	Number of Shares	Amount	Premiums related to the Share Capital	Reserve	Profit (loss)	Total Share- holders’ Equity
At January 1, 2017	24,648,828	2,465	405,882	(50,968)	(114,531)	242,849
Net (loss)	—	—	—	—	(147,693)	(147,693)
Foreign exchange translation	—	—	—	3,280	—	3,280
(Loss) directly recognized in shareholders’ equity	—	—	—	(177)	—	(177)

Total (loss) directly recognized in shareholders’ equity	—	—	—	3,103	(147,693)	(144,590)

Allocation of prior (loss)	—	—	—	(114,531)	114,531	—
Increase in capital	341,994	34	536	—	—	571
Treasury shares	—	—	—	23	—	23
Issue of share warrants	—	—	290	—	—	290
Share-based payments	—	—	—	30,781	—	30,781

At December 31, 2017(1)	24,990,822	2,499	406,709	(131,592)	(147,693)	129,923
Net (loss)	—	—	—	—	(166,076)	(166,076)
Foreign exchange translation	—	—	—	(683)	—	(683)
(Loss) directly recognized in shareholders’ equity	—	—	—	19	—	19

Total (loss) directly recognized in shareholders’ equity	—	—	—	(665)	(166,076)	(166,740)

Allocation of prior (loss)	—	—	—	(147,693)	147,693	—
Increase in capital	5,166,955	517	132,419	—	—	132,936
Treasury shares	—	—	—	(900)	—	(900)
Issue of share warrants	—	—	164	—	—	164
Share-based payments	—	—	—	25,904	—	25,904

At December 31, 2018(1)	30,157,777	3,016	539,292	(254,946)	(166,076)	121,286
Net (loss)	—	—	—	—	(153,587)	(153,587)
Foreign exchange translation	—	—	—	(63)	—	(63)
(Loss) directly recognized in shareholders’ equity	—	—	—	529	—	529

Total (loss) directly recognized in shareholders’ equity	—	—	—	466	(153,587)	(153,121)

Allocation of prior (loss)	—	—	—	(166,076)	166,076	—
Increase in capital	16,870,733	1,687	186,169	—	—	187,856
Treasury shares	—	—	—	619	—	619
Share-based payments	—	—	—	14,923	—	14,923

At December 31, 2019	47,028,510	4,703	725,460	(405,013)	(153,587)	171,563

(1)	The financial statements as of December 31, 2019 were prepared using the modified retrospective method of IFRS 16 accounting standard, requiring no restatement of the comparative period.

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1: The Company

Incorporated in 2002 under the laws of France, DBV Technologies S.A. (“DBV Technologies,” or the “Company”) is a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy by developing a novel technology platform called Viaskin™. The Company’s therapeutic approach is based on epicutaneous immunotherapy, or EPITTM, a proprietary method of delivering biologically active compounds to the immune system through intact skin using Viaskin™.

Viaskin™ Peanut

The Company’s lead product candidate, Viaskin™ Peanut, has completed a global Phase III program for the treatment of peanut-allergic patients 4 to 11 years of age. In October 2018, the Company announced its submission of a Biologics License Application (“BLA”) to the U.S. Food and Drug Administration (“FDA”) for Viaskin™ Peanut for the treatment of peanut allergy in children 4 to 11 years of age. On December 19, 2018, the Company announced that, after discussions with the FDA, the Company voluntarily withdrew its Biologics License Application (“BLA”) for Viaskin™ Peanut in children 4 to 11 years of age. On August 7, 2019, the Company announced the submission of its BLA to the FDA for its investigational Viaskin™ Peanut immunotherapy for the treatment of peanut-allergic children ages 4 to 11 years. On October 4, 2019, the Company announced that the FDA accepted the BLA for review and on February 21, 2020, the Company announced that the FDA announced that an Allergenic Products Advisory Committee meeting would be held on May 15, 2020 to discuss the BLA. On March 16, 2020, the Company announced that the FDA had informed the Company that during the FDA’s ongoing review of the BLA, it had identified questions regarding efficacy, including the impact of patch-site adhesion. Therefore, the Advisory Committee meeting to discuss the BLA will no longer take place as previously scheduled on May 15, 2020. The Company is in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from the Company’s clinical program as well as on its long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, the Company has received no additional information regarding the timeline of the BLA review and believes the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date.

In August 2017, the Company initiated Part A of the EPITOPE (EPIT™ in Toddlers with Peanut Allergy) trial, a Phase III trial of Viaskin™ Peanut in peanut-allergic toddlers ages one to three. EPITOPE is a two-part, pivotal Phase III clinical trial assessing the safety and efficacy of Viaskin™ Peanut 250 µg for the treatment of peanut-allergic toddlers one to three years of age. In September 2018, the Company announced that the independent data safety and monitoring board (“DSMB”) completed its review of Part A of EPITOPE and recommended that the dose of Viaskin™ Peanut 250 µg be evaluated in Part B. On October 26, 2018, the Company announced that the first patient was enrolled in Part B of EPITOPE. This trial is the second Phase III clinical program currently investigating the use of Viaskin© Peanut for the treatment of patients with peanut allergy.

Viaskin™ Milk

The Company is developing its second product candidate, Viaskin™ Milk, for the treatment of cow’s milk protein allergy (“CMPA”), in children two to 17 years of age, which received fast track designation from the FDA in September 2016. In November 2014, the Company initiated a multi-center, double-blind, placebo-controlled, randomized Phase I/II trial to study the safety and efficacy of Viaskin™ Milk in 198 patients with Immunoglobulin E (“IgE”) mediated CMPA, which the Company refers to as the Milk Efficacy and Safety (“MILES”) trial. In June 2015, the Company announced completion of Part A of the MILES trial, or Phase I, and it launched Part B, or Phase II, in October 2015. In February 2018, the Company announced preliminary results from Part B of the MILES trial. Following analyses of the data, the 300 µg dose was identified as the dose with the greatest observed clinical activity for children (intent-to-treat, p=0.042). The Company believes these preliminary results support further advancement of the Viaskin™ Milk program and intends to discuss findings with regulatory authorities to determine the design of future clinical trials. All patients in the open-label extension trial were switched to the 300 µg dose for treatment of up to 24 months.

Viaskin™ Egg

In February 2015, the Company announced the development of a third product candidate, Viaskin™ Egg, for the treatment of patients suffering from hen’s egg allergy. Preclinical development for Viaskin™ Egg commenced in the first half of 2015 and is currently ongoing.

Other Viaskin™ application

In addition to the Company’s development programs in food allergies, the Company is exploring the use of its Viaskin™ technology for the treatment of inflammatory and autoimmune diseases with high unmet medical need. Human proof-of-concept trials are ongoing with Viaskin™ in Eosinophilic Esophagitis (EoE) and as a booster vaccination against Bordetella pertussis (whooping cough) in healthy adults. The Company’s other earlier stage research programs include vaccination for respiratory syncytial virus, as well as potential treatments for celiac disease and type I diabetes.

Main events in 2019

1.	CLINICAL PROGRAMS

Viaskin™ Peanut

On October 4, 2019, the Company announced that the FDA accepted for review the BLA for its investigational Viaskin™ Peanut immunotherapy for the treatment of peanut-allergic children ages 4 to 11 years. On February 21, 2020, the Company announced that the FDA announced that an Allergenic Products Advisory Committee meeting would be held on May 15, 2020 to discuss the BLA. On March 16, 2020, the Company announced that the FDA had informed the Company that during the FDA’s ongoing review of the BLA, it had identified questions regarding efficacy, including the impact of patch-site adhesion. Therefore, the Advisory Committee meeting to discuss the BLA will no longer take place as previously scheduled on May 15, 2020. The Company is in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from the Company’s clinical program as well as on its long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, the Company has received no additional information regarding the timeline of the BLA review and believes the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date.

2.	FINANCING

On April 8, 2019, the Company announced the closing of an underwritten global offering of an aggregate of 6,000,000 ordinary shares reserved to specified categories of investors in (i) an offering of 2,447,500 ordinary shares in the form of 4,895,000 American Depositary Shares (“ADSs”) in the United States, Canada and certain other countries outside Europe, at an offering price of $6.75 per ADS (on the basis of an exchange rate of $1.1233 = €1.00), and (ii) a private placement of 3,552,500 ordinary shares in Europe (including France), at an offering price of €12.02 per ordinary share. Each ADS represents the right to receive one-half of one ordinary share. The gross proceeds to the Company from the global offering were approximately $81.0 million (approximately €72.1 million), before deducting underwriting commissions and estimated offering expenses.

On October 15, 2019, the Company announced the closing on October 11, 2019 of an underwritten global offering of an aggregate of 9,484,066 ordinary shares reserved to specified categories of investors in (i) an offering of 7,914,622 ordinary shares in the form of 15,829,244 American Depositary Shares (ADSs) in the United States, Canada and certain other countries outside Europe, at an offering price of $6.59 per ADS (on the basis of an exchange rate of $1.0945 = €1.00), and (ii) a private placement of 1,569,444 ordinary shares in Europe (including France), at a public offering price of €12.04 per ordinary share. The Company also announced the closing on October 15, 2019 of 1,368,667 additional ordinary shares in the form of 2,737,334 ADSs, at an offering price of $6.59 per ADS, after full exercise of the underwriters’ option to purchase additional ordinary shares in the form of ADSs (the “Option”). The total gross proceeds from the global offering, after exercise of the Option, were approximately $143.0 million (approximately €130.7 million), before deducting commissions and estimated offering expenses.

3.	CHANGE IN THE GROUP’S EXECUTIVE COMMITTEE MEMBERSHIP AND BOARD MEMBERS

On January 3, 2019, the Company announced the following changes to its leadership team as the Company strengthens its organizational competencies in the development of the Viaskin™ platform:

•

DBV’s Chief Scientific Officer (CSO), Dr. Hugh Sampson, assumed the role of interim Chief Medical Officer (CMO) effective on January 3, 2019. Dr. Sampson succeeded Dr. Lucia Septien-Velez. As CSO and during his time as interim CMO, Dr. Sampson leads both the scientific and medical teams at the Company and reports to Daniel Tassé, Chief Executive Officer of DBV Technologies.

•

Julie O’Neill was engaged to direct all product development, manufacturing, supply chain, quality assurance, and end-to-end process optimization at the Company. She directly advises Daniel Tassé. Julie, who was appointed to DBV’s Board of Directors in 2017, continues to serve as a director, while overseeing the submission of the Viaskin™ Peanut BLA in children 4 to 11 years of age. Julie O’Neill’s role as a consultant was completed with the submission of the BLA to the FDA in August 2019.

•	Alan Kerr, Senior Vice President, Head of Global Regulatory Affairs of DBV Technologies, reports to the Company’s CEO, Daniel Tassé effective from January 3, 2019.

On March 5, 2019, the Company also provided an update on leadership and operational changes:

•	Charles Ruban, former Chief Operating Officer, who oversaw regulatory, product development and commercial operations, resigned from the Company, effective March 15, 2019.

•

Laurent Martin, former Chief Development Officer, resigned from his regulatory and product development role, effective March 15, 2019. Mr. Martin’s primary responsibilities were first taken by Julie O’Neill, who stepped in as an advisor to the CEO on DBV’s manufacturing and operations, overseeing product development, manufacturing, supply chain, quality assurance, and end-to-end process optimization at the Company. Those responsibilities were then directly taken up by Daniel Tassé as of August 2019. Mr. Martin continued to serve as DBV’s responsible pharmacist (Pharmacien Responsable) in accordance with applicable regulations in France until the appointment of Marie-Catherine Therene on January 9, 2020.

On March 4, 2019, the Board of Directors appointed existing board member, Michel de Rosen, as Non-Executive Chairman of the Board of Directors. Mr. de Rosen succeeded the Company’s co-founder, Dr. Pierre-Henri Benhamou, who retired from his position as DBV’s Non-Executive Chairman and board member. Dr. Benhamou joined the Company’s Scientific Advisory Board on March 5, 2019. In addition, Daniel Tassé, CEO of DBV Technologies, was appointed to the Board of Directors to replace Dr. Benhamou. This appointment was approved by the Annual General Meeting of Shareholders held on May 24, 2019.

On May 14, 2019, the Company announced that its Deputy Chief Executive Officer and Principal Financial Officer, David Schilansky, had decided to leave the Company by the end of August 2019. While a new Chief Financial Officer search was underway, DBV did not fill the Deputy CEO role following David Schilansky’s departure. Sébastien Robitaille served as the Company’s interim Chief Financial Officer and Principal Financial Officer, from August 31, 2019 until the appointment of Ramzi Benamar as Chief Financial Officer on January 2, 2020.

On May 24, 2019, the Company also announced that Viviane Monges, who has 30 years of global pharmaceutical leadership experience in financial operations, had been appointed to the Board of Directors and Audit Committee.

On July 22, 2019, Pharis Mohideen, M.D. joined the Company as its CMO. Dr. Mohideen serves as a member of the Executive Committee and reports to Daniel Tassé. Effective as of Dr. Mohideen’s start date, Dr. Hugh Sampson, who assumed the role of interim CMO in early 2019, continued to serve as CSO.

On September 2, 2019, Caroline Daniere joined the Company as Chief Human Resources Officer.

As of the date of this report, the Board of Directors of the Company is composed of nine directors, four of whom are women.

4.	OTHER KEY EVENTS

A class action complaint was filed on January 15, 2019, in the United States District Court for the District of New Jersey, entitled Travis Ito-Stone v. DBV Technologies, et al., Case No. 2:19-cv-00525. The complaint alleges that the Company and its former Chief Executive Officer, its current Chief Executive Officer, its former Deputy Chief Executive Officer and its former Chief Business Officer violated certain federal securities laws, specifically under Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

The plaintiff seeks damages on behalf of a purported class of purchasers of the Company’s securities between February 14, 2018 and December 19, 2018. The Company believes that the allegations contained in the complaint are without merit and intend to defend the case vigorously. However, whether or not the plaintiff’s claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operation of the Company’s business. If the Company is ultimately required to pay significant defense costs, damages or settlement amounts, such payments could adversely affect its operations.

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

All these subsidiaries are fully consolidated according to the global integration method as of December 31, 2019.

General principles

The accompanying consolidated financial statements and related notes (the “Financial Statements”) present the operations of DBV Technologies S.A. and its subsidiaries (the “Group”) as of December 31, 2019. The Company is a corporate venture under French law (société anonyme) and its registered office is located at 177/181 avenue Pierre Brossolette, 92210 Montrouge, France, at December 31, 2019.

The Company’s Financial Statements as of December 31, 2019 have been prepared under the responsibility of DBV Technologies’ management. The Financial Statements were approved by the Board of Directors of DBV Technologies on March 20, 2020.

All amounts are expressed in thousands of euros, unless stated otherwise.

For consolidation purposes, DBV Technologies S.A. and its subsidiaries have prepared individual financial statements for the periods ended December 31, 2017, December 31, 2018 and December 31, 2019.

Statement of Compliance

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and whose application is mandatory for the year ended December 31, 2019. Comparative figures are presented for December 31, 2017 and 2018.

Due to the listing of the Company’s ordinary shares on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the financial statements of the Group are also prepared in accordance with IFRS, as adopted by the European Union (“EU”). As of December 31, 2019, there are no differences in the IFRS published and mandated by the IASB and EU. As a result, the Financial Statements comply with IFRS as published by the IASB and as adopted by the EU.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (the “IAS”), as well as the interpretations issued by the Standing Interpretations Committee (the “SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”). The main accounting methods used to prepare the Financial Statements are described below.

The following standards, amendments to standards and interpretations, which are mandatorily effective for annual periods beginning on or after January 1, 2019 were adopted by the Company:

•	IFRS 16 – Leases;

•	Amendments to IFRS 9 - Prepayment features with negative compensation;

•	Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures;

•	Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement;

•	IFRIC 23 - Uncertainty over Income Tax Treatments;

•	Annual Improvements to IFRS Standards 2015–2017 Cycle

The impacts of the first-time application of IFRS 16 are described in detail in Note 3.2.

The other amendments have not had any impact on the consolidated financial statements as of December 31, 2019.

The Company did not elect for early application of the following new standards, amendments and interpretations which were adopted by the IASB but not mandatory as of January 1, 2019:

•	IFRS 17 – Insurance contracts ;

•	Amendments to IFRS 3 - Definition of a Business;

•	Amendments to IAS 1 and IAS 8 - Definition of Material;

•	Amendments to References to the Conceptual Framework in IFRS Standards.

Management is in the process of evaluating the impact of the other standards and amendments and is therefore, not currently able to estimate reliably the impact of their adoption on the Company’s results on financial position or cash flows.

The accounting policies and measurement principles adopted for the Financial Statements as of and for the year ended December 31, 2019 are the same as those used as of and for the years ended December 31, 2017 and 2018, except for the first application of IFRS 16 as described in detail in Note 3.

The 2019 consolidated Financial Statements were approved by the Board of Directors of DBV Technologies on March 20, 2020.

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

Going concern

The Company has primarily funded these losses through equity financings, and, to a lesser extent, by obtaining public assistance in support of innovation and reimbursements of research tax credit. To date, the Company has not generated any product revenue and the Company continues to prepare for the potential launch of its Viaskin Peanut product candidate in North America, which we expect in the second half of 2020, if approved.

The Company expects operating losses to continue for the foreseeable future. Current cash-on-hand and cash equivalents, including the €136.4 million net proceeds from the offering in the first quarter of 2020, after deducting commissions and estimated offering expenses, are projected to be sufficient to support the Company’s operating plan for at least the next 12 months.

The Company expects that it will need to raise additional capital in the future as it commercializes Viaskin Peanut, if approved, and continues to discover and develop other product candidates using its Viaskin Platform The Company may seek to finance its future cash needs through a combination of public or private equity or debt financings, collaborations, license and development agreements and other forms of non-dilutive financings. However, no assurance can be given at this time as to whether the Company will be able to achieve these financing objectives.

The financial statements have been prepared on a going concern basis assuming that the Company will be successful in its financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

Refer to the liquidity risk disclosed in Note 24.

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

3.2 Lease contracts

IFRS 16 became applicable on January 1, 2019, requiring the Company to update its accounting policies on leases.

IFRS 16 aligns the balance sheet accounting treatment of operating leases on that of finance leases with the recognition of a liability for future lease payments, and of an asset for the associated rights-of-use. The lease term is defined contract-by-contract and corresponds to the firm period of the commitment taking into account the optional periods that are reasonably certain to be exercised.

The first-time application of IFRS 16 also lead to a change in presentation:

•

On the opening balance sheet: the recognition of an asset corresponding to the rights-of-use net of the existing debt as of December 31, 2018 related to the rent-free period and the recognition of a liability corresponding to lease obligations;

•

On the income statement: the lease expense previously recognized as a component of operating income is, under IFRS 16, recognized partly as depreciation expense within operating income, and partly within Financial expenses;

•

On the statement of cash flows: the lease payments previously presented within net cash provided used in operating activities is, under IFRS 16, presented within net cash used in financing activities to the extent that those payments are allocated to repayment of the lease liability.

For its transition method, the Group has elected to apply the simplified approach as of January 1, 2019. Prior-period comparative data will therefore not be restated at the transition date.

The Group has decided to apply the exemptions to lease with a term of less than 12 months and to leases of low-value assets as soon as the new standard is effective.

Measurement of the right- of use asset

At the commencement date, the right-of-use asset is measured at cost and comprises:

•

The amount of the initial measurement of the lease liability, adjusted by the amount of any prepaid or accrued lease payments recognized in the statement of financial position immediately before the date of initial application;

•

Where relevant, any initial direct costs incurred by the lessee for the conclusion of the contract. These are incremental costs which would not have been incurred if the contract had not been concluded;

•	Estimated costs for restoration and dismantling of the leased asset according to the terms of the contract.

The majority of leases entered into by the Company are operating leases in which the Company is a lessee. The Group’s operating leases mainly relate to real estate assets and to a lesser extent to industrial equipment and company cars.

Following the initial recognition, the right-of-use asset must be depreciated over the useful life of the underlying assets on a straight-line basis over the term of the lease for the rent component.

In accordance with IAS 36 “Impairment of Assets”, right-of-use assets are tested for depreciation if there is an indication of impairment.

Measurement of the lease liability

At the commencement date, the lease liability is recognized for an amount equal to the present value of the lease payments over the lease term.

Amounts involved in the measurement of the lease liability are the contractual rents.

The lease liability is subsequently measured based on a process similar to the amortized cost method using the discount rate:

•	The liability is increased by the accrued interests resulting from the discounting of the lease liability, at the beginning of the lease period;

•	Less payments made.

The discount rate applied to each contract takes into account the remaining terms of the contracts from the date of first application, i.e. January 1, 2019, and the currency of each contract. The discount rates applied at the transition date are based on the Company’s marginal borrowing rate, to which is added a spread of its own which takes into account the nature and the total duration of the contract.

The discount rates and remaining term of the contracts determined by management are based on historical information and other factors considered reasonable in the circumstances.

The interest cost for the period as well as variable payments, not taken into account in the initial measurement of the lease liability and incurred over the relevant period are recognized as costs.

In addition, the lease liability may be remeasured in the following situations:

•	Change in the lease term;

•	Modification related to the assessment of the reasonably certain nature (or not) of the exercise of an option;

•	Adjustment to the rates and indices according to which the rents are calculated when rent adjustments occur.

The following tables present the impacts of the first application of IFRS 16 on the opening balance sheet:

	Information December 31, 2018	First-time application of IFRS 16	Information January 1, 2019 with IFRS 16
ASSETS
Intangible assets	29	—	29
Right-of-use assets related to leases	—	23,792	23,792
Property, plant, and equipment	20,219	—	20,219
Other non-current assets	6,033	—	6,033

Total non-current assets	26,281	23,792	50,074

Total current assets	145,468	—	145,468

TOTAL ASSETS	171,749	23,792	195,542

	Information December 31, 2018	First-time application of IFRS 16	Information January 1, 2019 with IFRS 16
LIABILITIES
Shareholders’ equity

Total shareholders’ equity	121,286	—	121,286

Non-current liabilities
Long-term financial debt	1,278	—	1,278
Long-term lease debt	—	22,682	22,682
Non-current provisions	1,536	—	1,536
Other non-current liabilities	4,105	(1,546)	2,559

Total non-current liabilities	6,919	21,136	28,055

Current liabilities
Short-term financial debt	1,201	—	1,201
Short-term lease debt	—	2,973	2,973
Current provisions	1,270	—	1,270
Supplier accounts payable	28,567	—	28,567
Other current liabilities	12,506	(317)	12,189
Total current liabilities	43,543	2,656	46,200

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	171,749	23,792	195,542

The following table present the reconciliation of lease liabilities on the date of transition with off-balance sheet commitments at December 31, 2018:

(in thousands of euros)
Commitments given under operating leases as of December 31, 2018	30,429
Effects of rental expenses not recognized into IFRS 16	(4,061)
Other effects, including currency effects and rent-free periods	4,035
Lease debt before discounting	30,402
Effect of discounting	(4,748)

Lease debt after discounting	25,655

Existing finance leases as of December 31, 2018	—

Lease debt as of January 1, 2019 after first-time application of IFRS 16	25,655

Commitments given at December 31, 2018 included €30,267 thousand under real estate leases and €163 thousand under industrial equipment and vehicles leases.

3.3 Property, Plant, and Equipment

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

3.4 Financial Assets

IFRS 9 defines the rules applicable to the classification and recognition of financial instruments, the impairment of financial assets (using a model of expected losses to replace the model of losses incurred) as well as hedge accounting.

The Company did not hold any hedging instrument as of December 31, 2018 and as of December 31, 2019. As of December 31, 2019, financial assets can be classified into three categories:

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

When such assets are derecognized, the cumulative gains and losses previously recognized in equity are reclassified to profit or loss for the period within the line items Financial income or Financial expenses. The Company did not hold this type of instrument as of January 1, 2019 and as of December 31, 2019.

Impairment of financial assets measured at amortized cost

The Company considers that a financial asset is impaired according to the expected loss method in order to take into account any defaults during the asset holding period. The amount of the expected loss is recognized in the balance sheet. Impairment losses are recognized in profit or loss.

3.5 Recoverable Amount of the Intangible Assets and Property, Plant, and Equipment

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

3.6 Inventories and Work in Progress

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

At December 31, 2018 and at December 31, 2019, inventories were exclusively composed of work in progress relating to the production of the first batches that may be used for the commercialization and secondly to requalified batches that are not intended to be commercialized, which were fully depreciated.

3.7 Share Capital

Common shares are classified under Shareholders’ Equity. The costs of share capital transactions that are directly attributable to the issue of new shares or options are recorded in the Financial Statements in Shareholders’ Equity as a deduction from the revenue from the issue, net of tax.

3.8 Payments in Shares

Since its incorporation, the Company has established several plans for compensation paid in equity instruments in the form of employee warrants (bons de souscription de parts de créateur d’entreprise or “BSPCEs”) ), free shares (AGAs) and stock-options (SO) granted to employees and/or executives and in the form of “share warrants” (bons de souscription d’actions or “BSAs”) granted to non-employee members of the Board of Directors and scientific consultants.

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

The options are not subject to any market conditions. The characteristics of the options are presented in Note 18.

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

Subsidies

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

Conditional advances

The Company also receives from time to time assistance in the form of conditional advances, which are advances repayable in whole or in part based upon acknowledgment by the funder of a technical or commercial success of the related project by the funding entity. The details concerning the conditional advances are provided in Note 12.

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

3.12 Revenue

The Company accounts for revenue when the amount can be reliably assessed, future economic benefits are likely to benefit the Company, and specific criteria are met for the Company’s business, which is in accordance with IFRS 15.

3.13 Other Income

Subsidies

Since it was formed, because of its innovative character, the Company has received a certain number of sources of assistance or subsidies from the central government or from local public authorities such as OSEO or the Banque Publique d’Investissement (BPI), intended to finance its operations or the recruitment of specific personnel.

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

The Company received the reimbursement of the 2018 Research Tax Credit for an amount of €10.8 million during the year 2019.

Beginning in the fiscal year ending December 31, 2019, the Company will no longer benefit from the immediate reimbursement of the Research Tax Credit due to the loss of the Small and Medium-sized Enterprises (SMEs) status under EU law. The Research Tax Credit will now be refunded three years after the tax declaration in the event the Company cannot offset it against corporate income tax due.

The repayable portion of the Research Tax Credit in more than one year is recorded in other non-current assets.

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

As a result, the Company has concluded that under IFRS 15, revenue related to the contract will be recognized progressively, up to the costs incurred by the Company. No margin is recognized at this stage of the development. Deferred revenue is recognized and reversed over the period in which there is a contractual obligation. This this agreement is not considered an onerous contract for the year-ended December 31, 2019.

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

3.17 Use of Estimates

The preparation of the Company’s Financial Statements requires the management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances. Estimates and assumptions are measured on an ongoing basis. Actual results may differ from these estimates.

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

3.18 Presentation of Financial Assets and Financial Liabilities Measured at Fair Value

In accordance with the amendments to IFRS 13, Fair value measurement and IFRS 7, financial instruments are presented in three categories based on a hierarchical method used to determine their fair value:

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

Note 4: Intangible Assets

The intangible assets are broken down as follows:

	December 31,
	2017	2018	2019
	(Amounts in thousands of Euros)
Patents, licenses, trademarks	414	201	201
Software	450	703	730

Total, gross	864	905	931

Accumulated depreciation of patents, licenses, and trademarks	(340)	(200)	(201)
Accumulated depreciation of software packages	(401)	(675)	(688)

Accumulated amortization and depreciation	(741)	(875)	(889)

Total, net	123	29	43

There has been no recognition of impairment losses in application of IAS 36 Impairment of Assets for the calendar years presented.

Note 5: Lease contracts

Analysis of right-of-use assets by category of underlying property as of December 31, 2019.

	Real Estate	Other assets	Total
At January 1, 2019	—	—	—
First application of IFRS 16	23,462	330	23,792
Addition of assets	—	130	130
Depreciation expense	(3,257)	(125)	(3,382)
Translation adjustments and other	48	—	48

At December 31, 2019	20,253	336	20,589

Analysis of maturities of lease liabilities as of December 31, 2019.

12/31/2019
Less than One Year	3,281
One to Five Years	13,282
More than Five Years	6,296

Total	22,860

As of December 31, 2019, interest expense related to lease liabilities amounted to €1,013 thousand

There has been no recognition of impairment losses in application of IAS 36 Impairment of Assets.

Note 6: Property, Plant, and Equipment

	1/1/2017	Increase	Decrease	12/31/2017
	(Amounts in thousands of Euros)
Laboratory equipment	3,097	2,806	(83)	5,820
Building fixtures	4,610	534	(46)	5,098
Office equipment	607	275	(116)	766
Computer equipment	986	116	(30)	1,073
Property, plant, and equipment in progress	6,385	3,384	(55)	9,714

Total, gross	15,685	7,114	(329)	22,470

Accumulated depreciation of laboratory equipment	1,505	802	(63)	2,244
Accumulated depreciation of the building fixtures	1,109	484	(14)	1,580
Accumulated depreciation of office equipment	212	213	(105)	320
Accumulated depreciation of computer equipment	377	172	(30)	520

Total accumulated amortization and depreciation	3,202	1,671	(211)	4,663

Total, net	12,482	5,443	(118)	17,807

	1/1/2018	Increase	Decrease	12/31/2018
	(Amounts in thousands of Euros)
Laboratory equipment	5,820	6,305	(12)	12,113
Building fixtures	5,098	133	—	5,231
Office equipment	766	25	—	790
Computer equipment	1,073	434	—	1,507
Property, plant, and equipment in progress	9,714	7,623	(9,750)	7,587

Total, gross	22,470	14,520	(9,762)	27,228

Accumulated depreciation of laboratory equipment	2,244	1,567	—	3,811
Accumulated depreciation of the building fixtures	1,580	352	(12)	1,919
Accumulated depreciation of office equipment	320	129	—	449
Accumulated depreciation of computer equipment	520	310	—	830

Total accumulated amortization and depreciation	4,663	2,358	(12)	7,009

Total, net	17,807	12,162	(9,750)	20,219

	1/1/2019	Increase	Decrease	12/31/2019
	(Amounts in thousands of Euros)
Laboratory equipment	12,113	383	(64)	12,432
Building fixtures	5,231	582	—	5,813
Office equipment	790	18	—	808
Computer equipment	1,507	187	—	1,694
Property, plant, and equipment in progress	7,587	3,842	(24)	11,405

Total, gross	27,228	5,012	(88)	32,152

Accumulated depreciation of laboratory equipment	3,811	1,786	(64)	5,533
Accumulated depreciation of the building fixtures	1,919	671	—	2,590
Accumulated depreciation of office equipment	449	129	—	578
Accumulated depreciation of computer equipment	830	351	—	1,181

Total accumulated amortization and depreciation	7,009	2,937	(64)	9,882

Total, net	20,219	2,075	(24)	22,270

Over the three years presented, the acquisitions correspond primarily to building fixtures and to laboratory and production equipment and material.

As of December 31, 2018, the investments are mainly explained by the setup of the Company’s industrial machines (mainly Gen 4.0 et Cut Pack).

In 2019, the increase in “property plan and equipment in progress” is related to the purchase of materials for the design and development of future industrial machines (Gen 3.2, 3.3 and 4Bis), whose setup is expected during 2020.

Note 7: Non-Current Financial Assets

	December 31,
	2017	2018	2019
	(Amounts in thousands of Euros)
Research tax credit	—	—	9,764
Pledged securities and other non-current financial assets	1,102	4,226	4,314
Deposits	577	1,374	1,359
Liquidity contract	1,333	432	1,051

Total non-current assets	3,012	6,033	16,488

The non-current financial assets are composed of portions repaid in more than one year of research tax credit, security deposits paid to premises’ lessors, pledged securities not used as of December 31, 2019 and the liquidity contract.

Under the liquidity contract, 9,000 treasury shares were allocated as a reduction of Shareholders’ Equity as at December 31, 2019 with the cash balance being maintained in financial assets.

Research tax credit

The Company benefits from the provisions in Articles 244 quater B and 49 septies F of the French Tax Code related to the Research Tax Credit. In compliance with the principles described in Note 3.13 to the financial statements for the year ended December 31, 2018, the Research Tax Credit is posted to the accounts as “Other Income” during the year with which the eligible research expenditures are associated.

Beginning in the fiscal year ending December 31, 2019, the Company will no longer benefit from the immediate reimbursement of the Research Tax Credit due to the loss of its SMEs status under EU law. The Research Tax Credit will now be refunded three years after the tax declaration in the event the Company cannot offset it against corporate income tax due.

The repayable portion of the Research Tax Credit in more than one year is recorded in other non-current assets.

The variance in Research Tax Credit during the three years presented is presented as follow:

Amount in thousands of Euros
Opening balance sheet receivable as of January 1, 2017	7,228
+ Operating revenue	9,217
- Payment received	(7,341)
- Adjustement	113

Closing balance sheet receivable as of December 31, 2017	9,217

Amount in thousands of Euros
Opening balance sheet receivable as of January 1, 2018	9,217
+ Operating revenue	10,829
- Payment received	(9,479)
- Adjustement	262

Closing balance sheet receivable as of December 31, 2018	10,829

Amount in thousands of Euros
Opening balance sheet receivable as of January 1, 2019	10,829
+ Operating revenue	9,764
- Payment received	(10,835)
- Adjustement	6

Closing balance sheet receivable as of December 31, 2019	9,764

The Company accounted as other revenue a research tax credit of €9.8 million as of December 31, 2019 and of €10.8 million as of December 31, 2018.

Note 8: Inventories and Work in Progress

	December 31,
	2017	2018	2019
	(Amounts in thousands of Euros)
Inventories of raw materials	—	—	64
Work in progress	—	2,338	3,150
Depreciation of inventories (charged to income statement)	—	(772)	(1,177)

Total net value of the inventories	—	1,566	2,038

As of December 31, 2018, inventories were exclusively composed of work in progress for €1,566 thousand, which relate to the production of the first batches potentially intended for the commercialization, if approved.

As of December 31, 2019, the inventories are composed of raw materials and work in progress for a net value of €2,038 thousand.

An allowance for inventory write-down was recorded at December 31, 2018 and at December 31, 2019 for non-commercial batches of Viaskin™ Peanut.

Note 9: Customer Accounts Receivable and Other Current Assets

9.1 Customer Accounts Receivable and Related Receivables

	December 31,
	2017	2018	2019
	(Amounts in thousands of Euros)
Accounts receivable	1,265	—	—
Valuation allowance (charged to income statement)	—	—	—

Total net value of accounts receivable	1,265	—	—

All the customer accounts receivable have payment terms of less than one year.

As of December 31, 2017, the accounts receivable corresponds primarily to the amounts due under the collaboration agreement with Nestlé Health Science.

9.2 Other current assets

The other current assets are broken down as follows:

	December 31,
	2017	2018	2019
	(Amounts in thousands of Euros)
Research tax credit	9,217	10,829	—
Other tax claims	5,258	4,292	3,995
Other receivables	1,192	1,745	825
Prepaid expenses	2,054	4,265	3,201

Total	17,721	21,131	8,021

The reimbursement of 2018 Research Tax Credit presented in other current assets as of December 31, 2018, occurred in November 2019.

Following a tax inspection led by the French tax authorities for fiscal years 2012, 2013 and 2014, the Company received on July 4, 2016 a proposition of adjustments primarily affecting the 2014 Research Tax credit. The proposed adjustment amounted to €0.9 million and had been accrued in the financial statements as of December 31, 2017.

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

Note 10: Cash and Cash Equivalents

The cash and cash equivalents item is broken down as follows (in thousands of Euros):

	2017	2018	2019
	(Amounts in thousands of Euros)
Cash	32,054	77,236	51,524
Cash equivalent term deposits	105,826	45,534	120,503

Total cash and cash equivalent as reported in statement of financial position	137,880	122,770	172,027

Bank overdrafts	—	—	—

Total net cash and cash equivalents as reported in the statement of cash flow	137,880	122,770	172,027

Cash equivalents are immediately convertible into cash at no or insignificant cost, on demand. They are measured using level 1 fair value measurements.

Note 11: Capital

11.1 Share Capital Issued

The share capital, as of December 31, 2019, is set at the sum of €4,702,851.00. It is divided into 47,028,510 fully authorized, subscribed and paid-up shares with a nominal value of €0.10.

This number does not include share warrants (“BSA”), employee warrants (“BSPCE”), stock-options (“SO”) and free shares (“AGA”) granted to certain investors and to certain natural persons, both employees and non-employees of the Company.

All the shares give their owners the right to a proportional share of the income and the net assets of the Company.

The table below presents the historical changes in the share capital of the Company as of December 31, 2017, 2018 and 2019:

Date	Nature of the transactions	Share capital	Share premium	Number of shares	Nominal value
Balance as of January 1, 2017		2,464.9	405,882.5	24,648,828	0.10	€

2/3/2017	Capital increase by issuance of common shares	2.0	100.7	20,010	0.10	€
2/9/2017	Issue of share subscription warrants		237.4
5/16/2017	Capital increase by issuance of common shares	4.0	170.7	40,365	0.10	€
7/12/2017	Capital increase by issuance of common shares	0.2	8.3	1,650	0.10	€
8/4/2017	Capital increase by issuance of common shares	0.1	64.6	1,200	0.10	€
8/15/2017	Issue of share subscription warrants		53.1
9/14/2017	Capital increase by issuance of common shares	3.6	208.2	35,925	0.10	€
9/29/2017	Capital increase by issuance of common shares	0.1	4.0	500	0.10	€
9/30/2017	Capital increase by incorporation of reserve	23.1	-23.1	230,843	0.10	€
10/2/2017	Capital increase by issuance of common shares	0.1	4.0	500	0.10	€
12/15/2017	Capital increase by incorporation of reserve	1.1	-1.1	11,001	0.10	€

Balance as of December 31, 2017		2,499.1	406,709.3	24,990,822	0.10	€

Balance as of January 1, 2018		2,499.1	406,709.3	24,990,822	0.10	€

1/8/2018	Capital increase by issuance of common shares	0.7	52.3	7,000	0.10	€
1/9/2018	Capital increase by issuance of common shares	0.5	25.2	5,010	0.10	€
1/16/2018	Capital increase by issuance of common shares	2.0	100.4	19,950	0.10	€
1/18/2018	Capital increase by issuance of common shares	12.9	963.6	129,000	0.10	€
1/30/2018	Capital increase by issuance of common shares	1.3	97.1	13,000	0.10	€
1/31/2018	Capital increase by issuance of common shares	2.0	149.4	20,000	0.10	€
2/16/2018	Capital increase by incorporation of reserve	23.8	-23.8	238,337	0.10	€
3/13/2018	Capital increase by incorporation of reserve	23.8	-23.8	238,319	0.10	€
3/23/2018	Capital increase by issuance of common shares	352.8	122,095.5	3,527,752	0.10	€
3/26/2018	Capital increase by issuance of common shares	52.9	18,314.3	529,162	0.10	€
4/5/2018	Capital increase by issuance of common shares	1.2	91.9	12,302	0.10	€
4/6/2018	Capital increase by incorporation of reserve	5.8	-5.8	57,500	0.10	€
4/6/2018	Capital increase by issuance of common shares	1.4	105.6	14,138	0.10	€
4/9/2018	Capital increase by issuance of common shares	0.4	26.6	3,560	0.10	€
4/16/2018	Capital increase by issuance of common shares	0.3	21.2	2,500	0.10	€
4/16/2018	Capital increase by issuance of common shares	0.3	20.0	2,500	0.10	€
4/16/2018	Capital increase by issuance of common shares	0.3	46.7	2,500	0.10	€
6/21/2018	Capital increase by incorporation of reserve	19.3	-19.3	193,000	0.10	€
7/2/2018	Issue of share subscription warrants		163.7
7/5/2018	Capital increase by issuance of common shares	3.3	164.1	32,625	0.10	€
7/11/2018	Capital increase by issuance of common shares	6.4	478.1	64,000	0.10	€
8/16/2018	Capital increase by incorporation of reserve	1.0	-1.0	10,000	0.10	€
9/1/2018	Capital increase by incorporation of reserve	0.5	-0.5	5,000	0.10	€
9/21/2018	Capital increase by issuance of common shares	0.5	37.3	5,000	0.10	€
10/27/2018	Capital increase by incorporation of reserve	1.5	-1.5	15,000	0.10	€
12/9/2018	Capital increase by incorporation of reserve	2.0	-2.0	19,800	0.10	€
12/31/2018	Fees charged to share premium		-10,292.6

Balance as of December 31, 2018		3,015.8	539,292.0	30,157,777	0.10	€

Balance as of January 1, 2019		3,015.8	539,292.0	30,157,777	0.10	€

4/8/2019	Capital increase by issuance of common shares	600.0	71,520.0	6,000,000	0.10	€
9/30/2019	Fees charged to share premium		-5,733.4
10/4/2019	Capital increase by incorporation of reserve	1.8	-1.8	18,000	0.10	€
10/11/2019	Capital increase by issuance of common shares	948.4	113,255.8	9,484,066	0.10	€
10/15/2019	Capital increase by issuance of common shares	136.9	16,344.7	1,368,667	0.10	€
12/31/2019	Fees charged to share premium		-9,216.7

Balance as of December 31, 2019		4,702.8	725,460.5	47,028,510	0.10	€

On April 8, 2019, the Company announced the closing of an underwritten global offering of an aggregate of 6,000,000 ordinary shares reserved to specified categories of investors in (i) an offering of 2,447,500 ordinary shares in the form of 4,895,000 American Depositary Shares (“ADSs”) in the United States, Canada and certain other countries outside Europe, at an offering price of $6.75 per ADS (on the basis of an exchange rate of $1.1233 = €1.00), and (ii) a private placement of 3,552,500 ordinary shares in Europe (including France), at an offering price of €12.02 per ordinary share. Each ADS represents the right to receive one-half of one ordinary share. The gross proceeds to the Company from the global offering were approximately $81.0 million (approximately €72.1 million), before deducting underwriting commissions and estimated offering expenses.

On October 15, 2019, the Company announced the closing on October 11, 2019 of an underwritten global offering of an aggregate of 9,484,066 ordinary shares reserved to specified categories of investors in (i) an offering of 7,914,622 ordinary shares in the form of 15,829,244 American Depositary Shares (ADSs) in the United States, Canada and certain other countries outside Europe, at an offering price of $6.59 per ADS (on the basis of an exchange rate of $1.0945 = €1.00), and (ii) a private placement of 1,569,444 ordinary shares in Europe (including France), at a public offering price of €12.04 per ordinary share. The Company also announced the closing on October 15, 2019 of 1,368,667 additional ordinary shares in the form of 2,737,334 ADSs, at an offering price of $6.59 per ADS, after full exercise of the underwriters’ option to purchase additional ordinary shares in the form of ADSs (the “Option”). The total gross proceeds from the global offering, after exercise of the Option, were approximately $143.0 million (approximately €130.7 million), before deducting commissions and estimated offering expenses.

11.2 Share Warrants and Employee Warrants

The Company has issued share warrants (BSAs), employee warrants (BSPCEs), free shares (AGAs) and stock-options (SO) as follows:

Grant date	Type	Number of options/warrants/ shares outstanding as of 01/01/2019	Number of options/warrants/ shares granted	Number of options/warrants/ shares vested / exercised	Number of options/warrants/ shares voided	Number of options/warrants/ shares outstanding as of 12/31/2019	Maximum of shares to be issued	Number of options/warrants/ shares exercisable as of 12/31/2019	Subscription price
6/24/2011	BCE	7,166	—	—	—	7,166	107,490	107,490	5.13
6/24/2011	BSA2010	500	—	—	—	500	7,500	7,500	5.13
9/25/2012	BSA	5,000	—	—	—	5,000	5,000	5,000	8.59
7/25/2013	BSA	7,000	—	—	—	7,000	7,000	7,000	8.10
9/18/2013	SO	203,000	—	—	—	203,000	203,000	203,000	7.57
6/3/2014	SO	40,000	—	—	40,000	—	—	—	19.01
3/24/2015	BSA	10,000	—	—	—	10,000	10,000	10,000	43.00
6/23/2015	SO	120,000	—	—	—	120,000	120,000	120,000	48.90
11/19/2015	BSA	15,000	—	—	—	15,000	15,000	15,000	66.06
11/19/2015	SO	170,000	—	—	170,000	—	—	—	66.06
12/15/2015	BSA	73,500	—	—	—	73,500	73,500	73,500	64.14
1/4/2016	SO	75,000	—	—	—	75,000	75,000	56,250	65.68
4/21/2016	SO	22,000	—	—	—	22,000	22,000	16,500	62.82
6/21/2016	SO	87,500	—	—	50,000	37,500	37,500	32,813	53.96
6/21/2016	BSA	20,000	—	—	—	20,000	20,000	20,000	52.97
8/1/2016	SO	10,000	—	—	—	10,000	10,000	7,500	62.24
9/15/2016	SO	9,300	—	—	—	9,300	9,300	6,975	62.80
10/17/2016	SO	9,300	—	—	—	9,300	9,300	6,975	64.39
11/15/2016	SO	8,300	—	—	—	8,300	8,300	6,225	68.33
12/9/2016	BSA	34,008	—	—	—	34,008	34,008	34,008	69.75
12/9/2016	SO	51,995	—	—	9,050	42,945	42,945	32,209	69.75
12/15/2016	SO	1,100	—	—	—	1,100	1,100	825	69.35
1/16/2017	SO	19,100	—	—	19,100	—	—	—	66.11
3/14/2017	AGA	17,000	—	6,000	5,000	6,000	6,000	—
3/15/2017	SO	7,200	—	—	7,200	—	—	—	66.25
4/18/2017	SO	7,200	—	—	—	7,200	7,200	4,500	60.77
4/20/2017	AGA	24,000	—	12,000	4,000	8,000	8,000	—
6/15/2017	BSA	9,000	—	—	—	9,000	9,000	9,000	59.05
6/15/2017	SO	91,000	—	—	30,000	61,000	61,000	38,125	60.54
6/15/2017	SO	111,600	—	—	55,000	56,600	56,600	41,000	59.05
7/17/2017	SO	7,200	—	—	—	7,200	7,200	3,600	71.61
9/15/2017	SO	45,400	—	—	—	45,400	45,400	22,700	74.22
12/5/2017	SO	540,075	—	—	204,050	336,025	336,025	183,013	39.00
12/15/2017	SO	8,300	—	—	—	8,300	8,300	4,150	38.18

Grant date	Type	Number of options/warrants/ shares outstanding as of 01/01/2019	Number of options/warrants/ shares granted	Number of options/warrants/ shares vested / exercised	Number of options/warrants/ shares voided	Number of options/warrants/ shares outstanding as of 12/31/2019	Maximum of shares to be issued	Number of options/warrants/ shares exercisable as of 12/31/2019	Subscription price
1/15/2018	SO	8,300	—	—	—	8,300	8,300	3,113	43.60
4/16/2018	SO	16,500	—	—	—	16,500	16,500	6,188	38.64
7/2/2018	BSA	44,000	—	—	—	44,000	44,000	44,000	37.24
5/15/2018	SO	16,500	—	—	—	16,500	16,500	6,188	40.84
6/15/2018	SO	23,600	—	—	—	23,600	23,600	8,850	38.92
6/22/2018	AGA	465,028	—	—	64,100	400,928	400,928	—
6/22/2018	SO	50,000	—	—	—	50,000	50,000	—	37.22
7/16/2018	SO	28,800	—	—	—	28,800	28,800	—	33.81
8/15/2018	SO	33,500	—	—	7,200	26,300	26,300	—	32.90
9/6/2018	AGA	450	—	—	—	450	450	—
9/6/2018	SO	65,000	—	—	—	65,000	65,000	—	36.96
9/17/2018	SO	80,900	—	—	36,425	44,475	44,475	—	40.94
10/15/2018	SO	76,700	—	—	5,400	71,300	71,300	—	37.28
11/1/2018	AGA	46,500	—	—	2,500	44,000	44,000	—
11/15/2018	SO	26,000	—	—	7,200	18,800	18,800	—	32.57
11/29/2018	SO	350,000	—	—	—	350,000	350,000	—	30.02
12/12/2018	AGA	19,250	—	—	4,250	15,000	15,000	—
12/12/2018	SO	34,000	—	—	—	34,000	34,000	—	27.96
12/17/2018	SO	7,200	—	—	—	7,200	7,200	—	26.76
1/15/2019	SO	—	9,500	—	7,200	2,300	2,300	—	15.61
3/20/2019	SO	—	547,100	—	52,300	494,800	494,800	—	14.58
5/10/2019	AGA	—	100,000	—	20,000	80,000	80,000	—
5/15/2019	SO	—	7,200	—	—	7,200	7,200	—	16.82
5/24/2019	SO	—	150,000	—	—	150,000	150,000	—	16.99
6/17/2019	SO	—	7,200	—	—	7,200	7,200	—	16.38
7/1/2019	SO	—	403,400	—	49,400	354,000	354,000	—	15.43
7/22/2019	SO	—	75,000	—	—	75,000	75,000	—	17.90
7/31/2019	AGA	—	23,750	—	—	23,750	23,750	—
9/16/2019	SO	—	34,000	—	—	34,000	34,000	—	18.00
10/11/2019	AGA	—	40,000	—	—	40,000	40,000	—
10/16/2019	SO	—	3,500	—	—	3,500	3,500	—	15.30
12/16/2019	SO	—	53,100	—	—	53,100	53,100	—	15.80
12/20/2019	AGA	—	23,600	—	—	23,600	23,600	—

Total		3 258 972	1,477,350	18,000	849,375	3,868,947	3,976,271	1,143,194

The totals presented above do not include the warrants cancelled prior to December 31, 2009.

As part of the initial public offering on Euronext, the nominal value of the shares underwent a fifteen-for-one share split following the decision of the Combined General Meeting of December 9, 2011.

The impact of the share-based payments on the net income (or loss) is presented in Note 18.

Note 12: Financial and Other Non-Current Liabilities

12.1 Conditional Advances

The conditional advances from public institutions are subject to contracts with OSEO.

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

The table below presents the details of the debts recorded on the statement of financial position by the type of conditional advance:

	3rd OSEO contract	4th OSEO contract	BPI advance	Total
Balance sheet debt at start of period 01/01/2017	192	1,684	2,751	4,627
Receipts	—	—	—	—
Repayments	(128)	—	(450)	(578)
Other transactions	1	16	84	101

Balance sheet debt as at 12/31/2017	64	1,700	2,386	4,150

Of which - Non-current portion				1,825
Of which - Current portion				2,325

Stated interest rate	No	2,05%	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.2%
Maturity (in years)	0-3	7-9	2-7

	3rd OSEO	4th OSEO	BPI
	contract	contract	advance	Total
Balance sheet debt at start of period 01/01/2018	64	1,700	2,386	4,150
Receipts	—	—	—	—
Repayments	(64)	(1,136)	(60)	(1,80)
Other transactions	—	60	69	129

Balance sheet debt as at 12/31/2018	—	624	1,854	2,479

Of which - Non-current portion				1,278
Of which - Current portion				1,201

Stated interest rate	No	2,05%	No
Discount rate	0.4%-1.9%	1.5%-1.8%	3.2%
Maturity (in years)	0-3	7-9	2-7

	4th OSEO	BPI
	contract	advance	Total
Balance sheet debt at start of period 01/01/2019	624	1,854	2,479
Receipts	—	—	—
Repayments	(624)	(600)	(1,224)
Other transactions	—	44	44

Balance sheet debt as at 12/31/2019	—	1,298	1,298

Of which - Non-current portion			721
Of which - Current portion			577

Stated interest rate	2.05%	No
Discount rate	1.5%-1.8%	3.2%
Maturity (in years)	7-9	2-7

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

Such conditional advance bears interest at an annual rate of 2.05%. In case of technical or commercial success of the project, the repayment schedule plans reimbursement with progressive amounts between June 30, 2021 and June 30, 2024.

Following the defection of a sponsor, the ImmunaVia project was interrupted in September 2017. The Company was required to reimburse the remaining amounts of conditional advances. The reimbursement been rescheduled in 13 monthly repayments, commencing on May 31, 2018, through May 31, 2019.

This agreement with OSEO terminated in 2019.

BpiFrance Financement Interest Free Loan

In 2014, BpiFrance Financement granted an interest-free Innovation loan of €3,000,000 to DBV Technologies to help financing the pharmaceutical development of Viaskin™ Milk. This amount was received in a single disbursement on November 27, 2014.

The planned repayment is scheduled in 20 quarterly repayments of €150,000 each, starting on June 30, 2017.

12.2 Due Dates of the Financial Liabilities and other non-current liabilities

Due dates of the financial liabilities recognized as of December 31, 2017:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Conditional advances	4,150	2,325	1,825	—
Lease debt	—	—	—	—
Other liabilities	24,620	15,751	8,421	448
Supplier accounts payable and related payables	16,941	16,941	—	—

Total financial, current and non-current liabilities	45,711	35,017	10,246	448

Due dates of the financial liabilities recognized as of December 31, 2018:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Conditional advances	2,479	1,201	1,278	—
Lease debt	—	—	—	—
Other liabilities	16,611	12,506	3,991	114
Supplier accounts payable and related payables	28,567	28,567	—	—

Total financial, current and non-current liabilities	47,656	42,273	5,269	114

Due dates of the financial liabilities recognized as of December 31, 2019:

	Gross amount	Less than One year	One to Five Years	More than Five Years
	(Amounts in thousands of Euros)
Conditional advances	1,298	577	721	—
Lease debt	22,860	3,282	13,282	6,296
Other liabilities	22,268	22,197	71	—
Supplier accounts payable and related payables	21,368	21,368	—	—

Total financial, current and non-current liabilities	67,794	47,423	14,074	6,296

As detailed in Note 14.2, other current liabilities mainly include social security and deferred revenues from the collaboration agreement with Nestlé Health Science, as well as subsidies and conditional advances.

Note 13: Non-Current Provisions

	December 31,
	2017	2018	2019
Pension retirement obligations	1,260	1,536	1,474

Total	1,260	1,536	1,474

Commitments for Compensation Payable to Employees Upon Their Retirement

Amounts in thousands of Euros
As of January 1, 2017	(853)
Costs of services rendered (operating expense)	(219)
Interest expense (financial expense)	(11)
Benefit paid	—
Actuarial gains	(177)

As of December 31, 2017	(1,260)

Costs of services rendered (operating expense)	(412)
Interest expense (financial expense)	(24)
Benefit paid	141
Actuarial gains	19

As of December 31, 2018	(1,536)

Costs of services rendered (operating expense)	(443)
Interest expense (financial expense)	(24)
Benefit paid	—
Actuarial gains	529

As of December 31, 2019	(1,474)

As part of the estimation of the retirement commitments, the following assumptions were used for all categories of employees:

	2017	2018	2019
% social security contributions	50,0%	50,0%	50,0%
Salary increases	2,0%	2,0%	2,0%
Discount rate	1,30%	1,57%	0,77%

Assumptions for the years ended December 31, 2017, 2018 and 2019:

•	Retirement age: 65 years old;

•	Terms of retirement: voluntary retirement;

•	Life table: TGH05-TGF05;

•	Collective agreement: Convention Collective Nationale de l’Industrie Pharmaceutique (National Collective Agreement in the Pharmaceutical Industry);

•	Turn-over of the personnel declining with age.

The discount rates come from the corporate Iboxx Corporates AA 10+.

Note 14: Supplier Accounts Receivable and Other Current Liabilities

14.1 Supplier Accounts Payable and Related Payables

No discounting was performed on the supplier accounts payable and related payables to the extent that the amounts did not present payment terms longer than one year at the end of each fiscal year presented.

14.2 Other Current Liabilities

	2017	2018	2019
	(Amounts in thousands of Euros)
Social security	12,094	6,343	18,100
Tax liabilities	428	448	384
Other debts	440	1,354	510
Deferred revenues	2,789	4,360	3,204

Total	15,751	12,506	22,197

The other liabilities include the short-term debts to employees, as well as social welfare and tax agencies. Deferred revenues include subsidies, conditional advances and current part of deferred revenues from the collaboration agreement with Nestlé Health Science. The current part of deferred revenues from the collaboration agreement with Nestlé Health Science amounted to €3.2 million as of December 31, 2019.

Note 15: Financial Instruments Recognized in the Consolidated Statements of Financial Position and Related Effect on the Consolidated Statements of (Loss)

2017	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (3)	Loans and receivables (1)	Debt At amortized cost (2)	Fair value
Financial assets
Long-term financial assets	3,012	1,333	1,679	—	3,012
Customer accounts receivables and related receivables	1,265	—	1,265	—	1,265
Other current financial assets	378	—	378	—	378
Cash and cash equivalents	137,880	137,880	—	—	137,880

Total financial assets	142,534	139,213	3,321	—	142,534

Financial liabilities
Long-term conditional advances	1,825	—	—	1,825	1,825
Long term financial rent debt	—	—	—	—	—
Other long-term liabilities	8,869	—	—	8,869	8,869
Short-term conditional advances	2,325	—	—	2,325	2,325
Short-term financial rent debt	—	—	—	—	—
Other short-term liabilities	15,751	—	—	15,751	15,751
Account payable and other liabilities	16,941	—	—	16,941	16,941

Total financial liabilities	45,711	—	—	45,711	45,711

2018	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (1)	Financial assets at amortized cost	Non- derivative financial liabilities (3)	Fair value (2)
Financial assets
Long-term financial assets	6,033	432	5,600	—	6,033
Customer accounts receivables and related receivables	—	—	—	—	—
Other current financial assets	912	—	912	—	912
Cash and cash equivalents	122,770	—	122,770	—	122,770

Total financial assets	129,715	432	129,283	—	129,715

Financial liabilities	—	—	—	—	—
Long-term conditional advances	1,278	—	—	1,278	1,278
Long term financial rent debt	—	—	—	—	—
Other long-term liabilities	4,105	—	—	4,105	4,105
Short-term conditional advances	1,201	—	—	1,201	1,201
Short-term financial rent debt	—	—	—	—	—
Other short-term liabilities	12,506	—	—	12,506	12,506
Account payable and other liabilities	28,567	—	—	28,567	28,567

Total financial liabilities	47,656	—	—	47,656	47,656

2019	Book value in the Consolidated Statements of Financial Position	Fair value through Consolidated Statements of (Loss) (1)	Financial assets at amortized cost	Non- derivative financial liabilities (3)	Fair value (2)
Financial assets
Pledged securities and other non-current financial assets	4,314	—	4,314	—	4,314
Deposits	1,359	—	1,359	—	1,359
Liquidity contract	1,051	1,051	—	—	1,051
Other current financial assets	679	—	679	—	679
Cash and cash equivalents	172,027	—	172,027	—	172,027

Total financial assets	179,430	1,051	178,379	—	179,430

Financial liabilities
Conditional advances	1,298	—	—	1,298	1,298
Lease debt	22,860	—	—	22,860	22,860
Other liabilities	22,268	—	—	22,268	22,268
Supplier accounts payable	21,368	—	—	21,368	21,368

Total financial liabilities	67,794	—	—	67,794	67,794

(1)	The fair value of financial assets as fair value through Consolidated Statements of (Loss) is determined based on Level 1 fair value measurements and corresponds to the market value of the assets.
(2)	The fair value of “financial assets at amortized cost” as per IFRS 9 or “loans and receivables” as per IAS 39 corresponds to the value reported in the Consolidated Statements of Financial Position.
(3)	The book amount of “Non-derivative financial liabilities” as per IFRS 9 is deemed to be a reasonable estimation of fair value.

Note 16: Operating Income

The operating income is broken down in the following manner:

	December 31,
	2017	2018	2019
	(Amounts in thousands of Euros)
Revenues	—	—	—
Research tax credit	9,330	11,034	9,770
Subsidies	271	152	—
Other operating income	2,308	3,351	3,369

Total	11,909	14,537	13,139

The Company recognized as other operating income a portion of the upfront fee and milestones agreed under the contract with Nestlé which are deferred over the performance obligation. As of December 31, 2019, the end of the service obligation period over which the revenue from Nestlé will be deferred is expected by 2024.

Note 17: Operating Expenses

The research and development expenses are broken down as follows:

	December 31,
Research and development expenses	2017	2018	2019
	(Amounts in thousands of Euros)
Personnel expenses	37,112	37,912	41,565
Sub-contracting, collaboration, and consultants	54,397	52,927	47,750
Small equipment and other supplies	4,110	4,771	2,814
Rental(1)	2,018	2,703	1,170
Conferences and travel expenses	2,807	2,591	1,676
Depreciation and amortization	2,424	2,492	4,853
Others	2,364	3,776	1,669

Total research and development expenses	105,232	107,171	101,497

(1)

As of December 31, 2019, rentals are composed of rents related to leases ending within less than 12 months and to leases of low value assets, excluded from the scope of application of IFRS 16 standard, and of rental expenses.

By nature, the breakdown of sales and marketing expenses is as follows:

	December 31,
Sales and marketing expenses	2017	2018	2019
	(Amounts in thousands of Euros)
Personnel expenses	6,976	12,553	12,504
Fees	2,480	5,148	4,194
Marketing, tradeshows and travel expenses	5,984	14,021	1,340
Depreciation and amortization	—	44	736
Others	384	402	168

Total sales and marketing expenses	15,824	32,169	18,941

The general and administrative expenses are broken down as follows:

	December 31,
General and administrative expenses	2017	2018	2019
	(Amounts in thousands of Euros)
Personnel expenses	19,742	19,101	25,751
Fees	10,347	12,718	10,883
Rental[1]	584	911	43
Insurance policies	1,367	1,930	2,720
Corporate communication and travel expenses	1,599	1,576	972
Depreciation and amortization	422	1,720	516
Others	1,776	3,442	3,515

Total general and administrative expenses	35,837	41,399	44,401

(1)

As of December 31, 2019, rentals are composed of rents related to leases ending within less than 12 months and to leases of low value assets, excluded from the scope of application of IFRS 16 standard, and of rental expenses.

Personnel Expenses

The Company had 319 average employees at December 31, 2019, in comparison with 268 employees at December 31, 2018 and 242 employees at December 31, 2017.

The personnel expenses are broken down as follows:

	December 31,
	2017	2018	2019
	(Amounts in thousands of Euros)
Wages and salaries	22,451	31,684	48,261
Social security contributions	7,157	8,858	13,097
Expenses for pension commitments	1,583	2,095	2,383
Employer contribution to bonus shares	1,857	1,026	1,155
Share-based payments	30,781	25,904	14,923

Total	63,830	69,567	79,820

The increase in personnel charges is mainly due to the increase in the Company’s headcount. This increase was partially offset by the decrease of the share-based payments expense.

Note 18: Share-Based Payments

The Board of Directors has been authorized by the general meeting of the shareholders to grant employee warrants (Bons de Souscription de Parts de Créateur d’Entreprise or “BSPCE”) and (Bons de Souscription d’Actions or “BSA”), Free shares and to implement share options plans as follows:

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 2,296 BCEX (“BCEX”);

•	With the authorization of the General Meeting of Shareholders on June 14, 2007, December 16, 2010 and December 9, 2011, the board of Directors issued 194,552 BSA (“BSA”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 10,716 BSA (“BSA2”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 5,358 BCE (“BCE4”);

•	With the authorization of the General Meeting of Shareholders on December 16, 2010, the Board of Directors issued 19,377 BSA (“BSA2010”);

•	With the authorization of the General Meeting of Shareholders on January 21, 2009, the Board of Directors issued 2,131 BSA (“BSAX”);

•	With the authorization of the General Meeting of Shareholders on December 16, 2010, the Board of Directors issued 34,039 BSPCE (“BSPCE2010”);

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the Board of Directors issued 518,000 options (“OPTIONS 2013”);

•	With the authorization of the General Meeting of Shareholders on December 9, 2011, the Board of Directors issued 1,340,737 Free shares (“Free shares”);

•	With the authorization of the General Meeting of Shareholders on June 4, 2013, the Board of Directors issued 73,000 BSA;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 20,000 BSA;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 918,960 options;

•	With the authorization of the General Meeting of Shareholders on June 3, 2014, the Board of Directors issued 186,000 free shares;

•	With the authorization of the General Meeting of Shareholders on June 23, 2015, the Board of Directors issued 88,500 BSA;

•	With the authorization of the General Meeting of Shareholders on September 21, 2015, the Board of Directors granted 1,107,350 Free shares which 241,844 have been issued as of December 31, 2017;

•	With the authorization of the General Meeting of Shareholders on June 21, 2016, the Board of Directors issued 54,008 BSA;

•	With the authorization of the General Meeting of Shareholders on June 15, 2017, the Board of Directors issued 9,000 BSA;

•	With the authorization of the General Meeting of Shareholders on June 15, 2017, the Board of Directors issued 900,700 options which 72,100 have been issued as of first half 2018;

•	With the authorization of the General Meeting of Shareholders on June 22, 2018, the Board of Directors issued 562,853 free shares;

•	With the authorization of the General Meeting of Shareholders on June 2, 2018, the Board of Directors issued 752,100 options;

•	With the authorization of the General Meeting of Shareholders on May 24, 2019, the Board of Directors issued 187,350 free shares;

•	With the authorization of the General Meeting of Shareholders on May 24, 2019, the Board of Directors issued 1,282,800 options.

18.1	BSA

Date of Grant 09/25/2012

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 30,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 07/25/2013

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 73,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/03/2014

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 10,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 03/24/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 10,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 11/19/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 15,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 12/15/2015

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 73,500 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/21/2016

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 20,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 12/09/2016

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 34,008 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 06/15/2017

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 9,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Date of Grant 05/02/2018

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 44,000 BSA (all the BSA) on the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Details of BSA

Date of grant (Board of Directors)	09/25/2012	09/25/2012	09/25/2012	09/25/2012	07/25/2013	06/03/2014
Vesting period (years)	1	2	3	4	—	—
Plan expiration date	09/25/2022	09/25/2022	09/25/2022	09/25/2022	07/25/2023	06/03/2024
Number of BSA granted	7,500	7,500	7,500	7,500	73,000	10,000
Share entitlement per BSA	1	1	1	1	1	1
Exercise price (in €)	8.59	8.59	8.59	8.59	8.1	18.79

Valuation method used			Black-Scholes
Grant date share fair value (in €)	8.4	8.4	8.4	8.4	8.15	19.01
Expected volatility	40%	40%	40%	40%	40%	40%
Average life of BSA	5.5	6.0	6.5	7.0	5.0	5.0
Discount rate(1)	1.21%	1.21%	1.53%	1.53%	1.16%	0.71%
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA
Fair value per BSA (in €)	2.29	2.43	2.61	2.74	2.18	4.98

Date of grant (Board of Directors)	3/24/2015	11/19/2015	12/15/2015	6/21/2016
Vesting period (years)	—	—	—	—
Plan expiration date	3/24/2025	11/19/2025	12/15/2025	6/21/2026
Number of BSA granted	10,000	15,000	90,000 (1)	20,000
Share entitlement per BSA	1	1	1	1
Exercise price (in €)	43	66.06	64.14	52.97
Valuation method used	Black-Scholes
Grant date share fair value (in €)	43	66.06	42.61	61.25
Expected volatility	36%	51%	51%	47%
Average life of BSA	5	5	5	5
Discount rate (1)	0.68%	0.81%	-0.09%	-0.41%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BSA (in €)	9.9	22.6	7.28	21.59

Date of grant (Board of Directors)	12/9/2016	6/15/2017	5/2/2018
Vesting period (years)	—	—	—
Plan expiration date	12/9/2026	6/15/2027	5/2/2028
Number of BSA granted	59,000	9,000	44,000
Share entitlement per BSA	1	1	1
Exercise price (in €)	69.75	59.05	37.24
Valuation method used	Black-Scholes
Grant date share fair value (in €)	63.18	73.32	32.74
Expected volatility	40%	39%	50%
Average life of BSA	5	5	5
Discount rate (1)	-0.04%	-0.12%	-0.15%
Expected dividends	0%	0%	0%
Performance conditions	NA	NA	NA
Fair value per BSA (in €)	12.94	24.02	9.02

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA.

Change in Number of BSA Outstanding

	December 31,
	2017	2018	2019
Number of BSA
Balance at beginning of period	147,359	181,008	217,508
Granted during the period	68,000	44,000	—
Forfeited during the period	24,902	—	—
Exercised during the period	9,359	7,500	—
Expired during the period	—	—	—
Balance at end of period	181,008	217,508	217,508

18.2 BSA2010

Date of Grant 06/24/2011

The BSA may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSA on the 12/23/2011;

•	up to one fourth (1/4) of the BSA on the 12/23/2012;

•	up to one fourth (1/4) of the BSA on the 12/23/2013;

•	up to one fourth (1/4) of the BSA on the 12/23/2014; and

•	at the latest before the 11/22/2021.

Details of BSA2010

Date of grant (Board of Directors)	6/24/2011	6/24/2011	6/24/2011	6/24/2011
Vesting period (years)	0.5	1.5	2.5	3.5
Plan expiration date	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BSA2010 granted	2,000	2,000	2,000	2,000
Share entitlement per BSA2010 (1)	15	15	15	15
Exercise price (in €)	77	77	77	77

Valuation method used	Black-Scholes
Grant date share fair value (in €)	77	77	77	77
Expected volatility	40%	40%	40%	40%
Average life of BSA2010	5.5	6	6.5	7
Discount rate (2)	2.55%	2.68%	2.68%	2.87%
Expected dividends	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA
Fair value per BSA2010 (in €)	31.15	32.7	34.02	35.57

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

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BSA2010.

Change in Number of BSA2010 Outstanding

	December 31,
	2017	2018	2019
Number of BSA2010
Balance at beginning of period	610	500	500
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	110	—	—
Expired during the period	—	—	—
Balance at end of period	500	500	500

18.3	BCE2010

Date of Grant 06/24/2011

The BCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BCE on the 12/23/2011;

•	up to one fourth (1/4) of the BCE on the 12/23/2012;

•	up to one fourth (1/4) of the BCE on the 12/23/2013;

•	up to one fourth (1/4) of the BCE on the 12/23/2014; and

•	at the latest within before the 11/22/2021.

Date of Grant 11/22/2011

The BSPCE may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to one fourth (1/4) of the BSPCE on the 11/22/2012;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2013;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2014;

•	up to one fourth (1/4) of the BSPCE on the 11/22/2015; and

•	at the latest within before the 11/22/2021.

Details of BCE2010

Date of grant (Board of Directors)	6/24/2011	6/24/2011	6/24/2011	6/24/2011	11/22/2011	11/22/2011	11/22/2011	11/22/2011
Vesting period (years)	0.5	1.5	2.5	3.5	1	2	3	4
Plan expiration date	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021	11/22/2021
Number of BCE2010 granted	6,000	6,000	6,000	6,000	2,510	2,510	2,510	2,509
Share entitlement per BCE2010 (1)	15	15	15	15	15	15	15	15
Exercise price (in €)	77	77	77	77	77	77	77	77

Valuation method used	Black-Scholes
Grant date share fair value (in €)	77	77	77	77	77	77	77	77
Expected volatility	40%	40%	40%	40%	40%	40%	40%	40%
Average life of BCE2010	5.5	6	6.5	7	5.4	5.9	6.4	6.9
Discount rate (2)	2.55%	2.68%	2.68%	2.87%	2.05%	2.42%	2.42%	2.66%
Expected dividends	0%	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA	NA
Fair value per BCE2010 (in €)	31.16	32.71	34.03	35.58	30.42	32.29	33.58	35.2

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

(2)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of BCE2010.

Change in Number of BCE2010 Outstanding

	December 31,
	2017	2018	2019
Number of BCE2010
Balance at beginning of period	12,339	11,005	7,166
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	1,334	3,839	—
Expired during the period	—	—	—
Balance at end of period	11,005	7,166	7,166

18.4	SHARE OPTIONS

Grant of 09/18/2013

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 518,000 SO (all the SO) on the fourth anniversary of the date of grant; and

•	at the latest within ten (10) years from the date of grant.

Grant of 06/03/2014

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 75,000 SO (all the SO) on the 06/04/2016; and

•	at the latest before the 06/03/2024.

Grant of 06/23/2015

The share options may be exercised by the beneficiary on the basis of the following vesting schedule:

•	up to 30,000 SO on the 06/24/2016;

•	up to 30,000 additional SO on the 06/24/2017;

•	up to 30,000 additional SO on the 06/24/2018;

•	up to 30,000 additional SO on the 06/24/2019;

•	and at the latest before the 06/24/2025.

Grant of 09/30/2015

The 195,000 share options may be exercised by the beneficiary subject to the fulfillment of a presence condition on the basis of the following vesting schedule:

•	up to 25% of the SO on the 09/30/2016;

•	up to additional 25% of the SO on the 09/30/2017;

•	up to additional 25% of the SO on the 09/30/2018;

•	up to additional 25% of the SO on the 09/30/2019;

•	and at the latest before the 09/30/2025.

Grant of 12/15/2015

The 75,000 share options may be exercised by the beneficiary subject to the fulfillment of a presence condition on the basis of the following vesting schedule:

•	up to 25% of the SO on the 12/15/2016;

•	up to additional 25% of the SO on the 12/15/2017;

•	up to additional 25% of the SO on the 12/15/2018;

•	up to additional 25% of the SO on the 12/15/2019;

•	and at the latest before the 12/15/2025.

Grant of 04/06/2016

The 55,000 share options may be exercised by the beneficiary subject to the fulfillment of a presence condition on the basis of the following vesting schedule:

•	up to 8,250 SO on the 04/21/2017;

•	up to additional 8,250 SO on the 04/21/2018;

•	up to additional 8,250 SO on the 04/21/2019;

•	up to additional 8,250 SO on the 04/21/2020;

•	up to 5,500 SO on the 05/02/2017;

•	up to additional 5,500 SO on the 05/02/2018;

•	up to additional 5,500 SO on the 05/02/2019;

•	up to additional 5,500 SO on the 05/02/2020;

•	and at the latest before 10 years of the date of the Grant.

Grant of 06/21/2016

The 154,100 share options may be exercised by the beneficiary subject to the fulfillment of a presence condition on the basis of the following vesting schedule:

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

Grant of 12/09/2016

The 74,960 share options may be exercised by the beneficiary subject to the fulfillment of a presence condition on the basis of the following vesting schedule:

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

Grant of 1,100 options as of 12/15/2016, 19,100 options as of 01/16/2017, 7,200 options as of 03/15/2017, 16,500 options as of 04/18/2017, 237,600 options as of 06/15/2017, 30,900 options as of 07/17/2017, 52,600 options as of 09/15/2017, 625,200 options as of 12/05/2017 and 8,300 options as of 12/15/2017, 15,500 options as of 01/15/2018, 16,500 options as of 04/16/2018, 16,500 options as of 05/15/2018 and 23,600 options as of 06/15/2018.

All options granted between 12/15/2016 and 06/15/2018 may be exercised by the beneficiary subject to the fulfillment of a presence condition on the basis of the following vesting schedule:

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

Grant of 50,000 options as of 06/22/2018, 28,800 options as of 07/16/2018, 33,500 options as of 08/15/2018, 65,000 options as of 09/06/2018, 80,900 options as of 09/17/2018, 76,700 options as of 10/15/2018, 26,000 options as of 10/15/2018, 350,000 options as of 11/29/2018, 34,000 options as of 12/12/2018 and 7,200 options as of 12/17/2018.

All the 2018 options From June 22, 2018 will be exercised by the beneficiary subject to the fulfillment of a presence condition and the following performance conditions: “authorization to market Viaskin™ Peanut by the US Food and Drug administration (FDA)” and on the basis of the following vesting schedule:

•	up to 25% SO as of one year after the Grant date;

•	up to additional 12.5% SO as of 18 months after the Grant date;

•	up to additional 12.5 % SO as of 24 months after the Grant date;

•	up to additional 12.5 % SO as of 30 months after the Grant date;

•	up to additional 12.5 % SO as of 36 months after the Grant date;

•	up to additional 12.5 % SO as of 42 months after the Grant date;

•	up to additional 12.5% 48 months after the Grant date;

•	and at the latest before 10 years of the date of the Grant.

A turnover rate is applied per plan according to the characteristics and compositions of the plan.

Details of SO

Date of board of director meeting	9/18/2013	6/3/2014	6/23/2015	11/19/2015	12/15/2016	4/6/2016	4/6/2016
Date of grant	9/18/2013	6/3/2014	6/23/2015	11/19/2015	1/4/2016	4/21/2016	5/2/2016
Vesting period (years)	4	2	1-4	1-4	1-4	1-4	1-4
Plan expiration date	9/18/2023	6/3/2024	6/23/2025	11/19/2025	1/4/2026	4/21/2026	5/2/2026
Number of SO granted	518,000	75,000	120,000	195,000	75,000	33,000	22,000
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price (in €)	7.57	19.01	48.9	66.06	65.68	62.82	59.04

Valuation method used	Black-Scholes
Grant date share fair value (in €)	7.9	19.01	48.9	66.06	65.68	62.82	58.62
Expected volatility	40%	40%	51%	51%	49.3%-49.8%	49.4%-50.7%	4.3%-50.6%
Average life of SO	7	6	7	7	5-7	5-7	5-7
Discount rate (1)	1.72%	0.89%	0.89%	0.81%	0.39%	0.04%	0.10%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA
Fair value per SO (in €)	3.57	7.46	25.28	34.05	29.5-32.6	28.3-30.9	26.4-28.8

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of board of director meeting	6/21/2016	6/21/2016	6/21/2016	6/21/2016	6/21/2016	12/9/2016	6/21/2016
Date of grant	6/21/2016	8/1/2016	9/15/2016	10/17/2016	11/15/2016	12/9/2016	12/15/2016
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	6/21/2026	8/1/2026	9/15/2026	10/17/2026	11/15/2026	12/9/2026	12/15/2026
Number of SO granted	110,000	10,000	9,300	16,500	8,300	74,960	1,100
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price (in €)	53.96	62.24	62.8	64.39	68.33	69.75	69.35

Valuation method used	Black-Scholes
Grant date share fair value (in €)	52.97	62.24	62.8	64.39	68.33	69.75	69.35
Expected volatility	49.1%-50.30%	48.8%-49.80%	48.6%-49.40%	48.0%-48.90%	47.8%-48.80%	47.7%-48.50%	40.44%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate (1)	-0.01%	-0.25%	-0.18%	-0.32%-0.15%	-0.11%+0.16%	-0.2%+0.18%	-0.18%+0.17%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA
Fair value per SO (in €)	23.4-25.5	27.3-29.9	27.4-30.1	27.6-30.6	29.4-32.7	29.7-33.4	25.23-28.67

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of board of director meeting	6/21/2016	6/21/2016	6/21/2016	6/21/2016	6/15/2017	6/15/2017	6/15/2017
Date of grant	1/16/2017	3/15/2017	4/18/2017	6/15/2017	7/17/2017	9/15/2017	12/15/2017
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	1/16/2027	3/15/2027	4/18/2027	6/15/2027	7/17/2027	9/15/2027	12/15/2027
Number of SO granted	19,100	7,200	16,500	126,000	30,900	52, 600	8,300
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price (in €)	66.11	66.25	60.77	59 .05	71.61	74.22	38.18

Valuation method used	Black-Scholes
Grant date share fair value (in €)	66.11	65.42	59.73	59.05	71.61	71.8	36.43
Expected volatility	40.21%	39.82%	39.63%	39.23%	38.84%	38.57%	43.13%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate (1)	-0.17%+0.19%	+0.21%+0.61%	+0.02%+0.39%	-0.21%+0.07%	+0.01%+0.34%	-0.14%+0.19%	-0.23%+0.07%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA	NA
Fair value per SO (in €)	23.9-27.2	23.6-27.1	21.2-24.2	20.8-23.6	25.3-28.2	24.3-27.8	13.5-15.4

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of board of director meeting	6/15/2017	11/17/2017	6/15/2017	6/15/2017	6/15/2017	6/15/2017
Date of grant	6/15/2017	12/5/2017	1/15/2018	4/16/2018	5/15/2018	6/15/2018
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	6/15/2027	12/5/2027	1/15/2028	4/16/2028	5/15/2028	6/15/2028
Number of SO granted	111,600	625,200	15,500	16,500	16,500	23,600
Share entitlement per SO	1	1	1	1	1	1
Exercise price (in €)	60.54	39	43.6	38.64	40.84	38.92

Valuation method used	Black-Scholes
Grant date share fair value (in €)	59.05	35.73	43.6	38.64	40.84	35.48
Expected volatility	39.23%	43.23%	45.57%	46.37%	46.15%	45.95%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate (1)	-0.21%+0.07%	-0.23%+0.07%	0.32%	0.35%	0.41%	0.23%
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	NA	NA	NA	NA	NA	NA
Fair value per SO (in €)	20.4-23.22	12.9-14.7	18.09-20.16	16.29-18.16	17.19-19.16	13.81-15.58

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO.

Date of board of director meeting	6/22/2018	6/22/2018	6/22/2018	6/22/2018	6/22/2018	6/22/2018	6/22/2018
Date of grant	6/22/2018	7/16/2018	8/15/2018	9/17/2018	10/15/2018	11/15/2018	12/17/2018
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	6/22/2028	7/16/2028	8/15/2028	9/17/2028	10/15/2028	11/15/2028	12/17/2028
Number of SO granted	50,000	28,800	33,500	80,900	76,700	26,000	7,200
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price (in €)	37.22	33.81	32.9	40.94	37.28	32.57	26.76

Valuation method used	Black-Scholes
Grant date share fair value (in €)	34.32	32.16	32.9	40.94	31.74	28.66	26.76
Expected volatility	45.85%	46.51%	46.67%	46.92%	47.12%	47.44%	47.90%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate (1)	0.19%	0.14%	0.17%	0.27%	0.37%	0.29%	0.26%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)
Fair value per SO (in €)	13.42-15.11	13.02-14.59	13.85-15.43	17.39-19.37	12.12-13.78	11.18-12.66	11.57-12.88

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO
(2)	Performance conditions: Viaskin™ Peanut’s marketing authorization by the US Food and Drug Administration (U.S. FDA)

Date of board of director meeting	9/6/2018	11/29/2018	12/12/2018	6/22/2018	6/22/2018	6/22/2018	5/24/2019
Date of grant	9/6/2018	7/16/2018	12/12/2018	1/15/2019	3/20/2019	5/15/2019	5/24/2019
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	9/6/2028	11/29/2028	12/12/2028	1/15/2029	3/20/2029	5/15/2029	5/24/2029
Number of SO granted	65,000	350,000	34,000	9,500	547,100	7,200	150,000
Share entitlement per SO	1	1	1	1	1	1	1
Exercise price (in €)	36.96	30.02	27.96	14.10	14.25	16.82	16.37

Valuation method used	Black-Scholes
Grant date share fair value (in €)	36.96	27.44	27.96	14.10	14.25	16.82	16.37
Expected volatility	46.85%	47.51%	47.87%	69.50%	70.40%	70.81%	70.85%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate (1)	0.21%	0.27%	0.27%	0.19%	0.02%	-0.08%	-0.08%
Expected dividends	0%	0%	0%	0%	0%	0%	0%
Performance conditions	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)
Fair value per SO (in €)	15.65-17.43	11.08-12.47	12.09-13.46	8.19-8.89	8.52-9.23	10.1-10.99	9.7-10.59

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO
(2)	Performance conditions: Viaskin™ Peanut’s marketing authorization by the US Food and Drug Administration (U.S. FDA)

Date of board of director meeting	5/24/2019	5/24/2019	5/24/2019	5/24/2019	5/24/2019	5/24/2019
Date of grant	6/17/2019	7/1/2019	7/22/2019	9/16/2019	10/16/2019	12/16/2019
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4
Plan expiration date	6/17/2029	7/1/2029	7/22/2029	9/16/2029	10/16/2029	12/16/2029
Number of SO granted	7,200	403,400	75,000	34,000	3,500	53,100
Share entitlement per SO	1	1	1	1	1	1
Exercise price (in €)	14.55	15.43	17.90	18.00	14.40	15.80

Valuation method used	Black-Scholes
Grant date share fair value (in €)	14.55	15.43	17.90	18.00	14.40	15.80
Expected volatility	70.96%	71.03%	71.51%	71.93%	72.41%	71.98%
Average life of SO	5-7	5-7	5-7	5-7	5-7	5-7
Discount rate (1)	-0.22%	-0.31%	-0.36%	-0.41%	-0.38%	-0.26%
Expected dividends	0%	0%	0%	0%	0%	0%
Performance conditions	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)	Yes (2)
Fair value per SO (in €)	8.35-9.2	8.97-11.02	10.71-11.72	10.79-11.83	8.51-9.37	9.51-10.42

(1)	Based on French government bonds (GFRN) with a maturity corresponding to the maturity of SO
(2)	Performance conditions: Viaskin™ Peanut’s marketing authorization by the US Food and Drug Administration (U.S. FDA)

Change in Number of SO Outstanding

	2017	December 31, 2018	2019
Number of SO
Balance at beginning of period	1,160,060	2,133,100	2,461,570
Granted during the period	998,500	824,200	1,290,000
Forfeited during the period	24,260	227,730	749,525
Exercised during the period	1,200	268,000	—
Expired during the period	—	—	—
Balance at end of period	2,133,100	2,461,570	3,002,045

The exercise prices, anticipated lifetime, and fair value of the underlying shares based on the share price on the Euronext market on the grant date of the warrants were used for the valuation of each category of compensation in shares.

18.5 FREE SHARES

Details of Free Shares

Board of directors Grant date	3/14/2017		4/20/2017		6/22/2018		9/6/2018		11/1/2018		12/12/2018		12/17/2018 12/12/2018
Vesting period (years)	2		2		1		1		1		1		1
Lockup period	N/A	(1)	N/A	1)	2	(2)	2	(2)	2	(2)	2	(2)	2	(2)
Number of free shares granted	22,500		24,000		486,153		450		57,000		16,250		3,000
Share entitlement per free share	1		1		1		1		1		1		1
Grant date share fair value (in €)	68.07		61.2		34.32		36.96		33.33		27.96		26.76
Expected dividends	0%		0%		0%		0%		0%		0%		0%
Performance conditions	Yes	(3)	Yes	(3)	Yes	(4)	Yes	(4)	Yes	(4)	Yes	(4)	Yes	(4)
Expected turnover during the vesting period	0%		0%		0%		0%		5%		5%		5%

(1)	Those free plans are not subject to a lock-up period.
(2)	Those free plans are subject to a lock-up period of two years after acquisition date.
(3)	The acquisition of free shares is contingent for key and new employees upon the achievement of the two performance criteria below:

•

Half of the Shares allocated will not be acquired until the later of the following two dates: (i) the end of the two (2)-year acquisition period which runs from grant date and (ii) submission of the application for market authorization from the FDA for Viaskin™ Peanut.

•

Half of the Shares allocated will not be acquired until the later of the following two dates: (i) the end of the two (2)-year acquisition period which runs from grant date and (ii) the first date of sale of Viaskin™ Peanut in the United States.

(4)	The definitive allocation of the free shares will only occur at the later of the following two dates, subject to the presence requirement:

•	expiry of the current acquisition period as from their initial allocation; and

•	approval of Viaskin™ Peanut by the US Food and Drug Administration (U.S. FDA) (performance condition).

Board of directors Grant date	5/10/2019		7/31/2019	10/11/2019	12/20/2019
Vesting period (years)	1	(1)	2	2	2
Lockup period	2		N/A	N/A	N/A
Number of free shares granted	100,000		23,750	40,000	23,600
Share entitlement per free share	1		1	1	1
Grant date share fair value (in €)	16.10		17.63	12.43	17.23
Expected dividends	0%		0%	0%	0%
Performance conditions	Yes	(2)	Yes (2)	No (3)	No (3)
Expected turnover during the vesting period	5%		5%	5%	5%

(1)	Those free plans are subject to a lock-up period of two years after acquisition date.
(2)	The definitive allocation of the free shares will only occur at the later of the following two dates, subject to the presence requirement:

•	expiry of the current acquisition period as from their initial allocation; and

•	approval of Viaskin™ Peanut by the US Food and Drug Administration (U.S. FDA) (performance condition).

(3)	The definitive allocation of the free shares will only occur at expiry of the current acquisition period as from their initial allocation, subject to the presence requirement.

Performance conditions other than market conditions, which are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount but are not taken into account when estimating the fair value of the shares.

In December 2018, following the decision to voluntarily withdraw its application for BLA for Viaskin™ Peanut for the treatment of peanut allergy in children 4 to 11 years of age, the expected dates of achievement of the performance conditions such as Viaskin™ Peanut’s marketing authorization by the FDA and the first date of sale of Viaskin™ Peanut in the United States have been reviewed by the company. The spread of the IFRS 2 expense over the acquisition has been modified accordingly.

A turnover rate is applied for each instrument according to its respective characteristics and composition.

Change in Number of Free Shares Outstanding

	December 31,
	2017	2018	2019
Number of free shares
Balance at beginning of period	1,036,850	822,856	572,228
Granted during the period	46,500	562,853	187,350
Forfeited during the period	18,650	36,525	99,850
Exercised during the period	241,844	776,956	18,000
Expired during the period	—	—	—
Balance at end of period	822,856	572,228	641,728

Note 19: Financial Revenue and Expenses

The financial income and expenses are broken down as follows:

	December 31,
	2017	2018	2019
	(Amounts in thousands of Euros)
Financial revenues	616	493	67
Financial expenses	(3,325)	(351)	(1,409)

Total	(2,709)	141	(1,341)

The financial income was primarily composed of unrealized exchange effect of U.S.-dollar-denominated intercompany advances and capital gains on the disposal of investment securities.

Financial expenses primarily included financial interest related to lease obligations recognized in the balance sheet as part of the implementation of IFRS 16, foreign exchange losses and expenses related to the accretion of repayable advances.

Note 20: Income Tax Expense

As mentioned in Note 3.13—Accounting Principles—Other Income, the French Research Tax Credit is not included in the line item “Income taxes” but included in the line item “Other Income.”

Reconciliation between the Effective and Nominal Income Tax Expense

The following table shows the reconciliation between the effective and nominal tax expense at the nominal standard French rate of 33.33% as of December 31, 2017 and 28.0% as of December 31, 2018 and 2019 (excluding additional contributions):

	December 31,
	2017	2018	2019
	(Amounts in thousands of Euros)
(Loss) before taxes	(147,692)	(166,061)	(153,042)
Theoretical group tax rate	33,33%	28,00%	28,00%
Nominal tax expense	49,226	46,497	42,852
Increase/decrease in tax expense arising from:
Permanent differences	—	—	4,080 *
Research tax credit	3,110	3,089	2,736
Share-based compensation	(10,260)	(7,253)	(4,179)
Non-recognition of deferred tax assets related to tax losses	(41,453)	(54,205)	(45,260)
Non-recognition of deferred tax assets related to temporary differences	—	(324)	(294)
Other differences	(623)	12,196	(481)
Effective tax expenses	—	(15)	(545)
Effective tax rate	0,00%	0,01%	0,36%

*	For the years ended December 31, 2017 and 2018, the permanent differences were included in “Other differences.”

Deferred Tax Assets and Liabilities

As mentioned in Note 3.14, the Company has not recognized deferred tax assets in the Consolidated Statements of Financial Position. The amount of the losses carried forward at the end of December 2019 is €689 exclusively for DBV Technologies S.A.”

Note 21: Commitments

Obligations Under the Terms of operating leases

As noted in Note 3.2 lease contracts, the application of IFRS 16 on January 1, 2019 led the Company to update the accounting principles relating to the accounting of operating leases, which are no longer considered recognized as off-balance sheet commitments.

Obligations Under the Terms of Other Agreements

The Company signed with its bank CIC an acquisition contract of monetary market fund “SICAV CM-CIC” pledged as a guarantee for the ordinary rental agreements of the premises of Bagneux for an amount of €0.4 million.

A letter of credit has also been signed by the Company in April 2016 for $143 thousand to ensure the lease of its premises of its Summit (NJ) subsidiary. This credit note has been extended in 2017, 2018 and 2019.

A letter of credit was also signed by the Company in May 2017 for $300 thousand to secure the lease of its premises of its New York subsidiary.

In 2015, the Company took a term deposit for a sum of €227 thousand over 3 years.

In addition, the Company has subscribed a €3,500 thousand term deposit with the CIC banking institution as collateral for a foreign exchange pledged security up to €50 million as at December 31, 2019 which remained unused as at December 31, 2019.

As it has sub-contracted several important functions, the Company has been required to conclude, within the framework of its current operations, sub-contracting contracts or short- or medium-term delegation contracts with various third parties, in France and abroad, which include various obligations that are usual in these circumstances.

Within the context of launching its clinical studies for Viaskin™ Peanuts and Viaskin™ Milk products, the Company signed agreements with several contract research organizations (CRO).

The ongoing studies amount globally to €116.2 million.

As of December 31, 2019, the amount remaining to pay as part of these contracts until year ended 2023 is €29.4 million.

On January 7, 2009, the Company entered into an assignment, development and co-ownership agreement with Public Welfare-Hospitals of Paris (L’Assistance Publique—Hopitaux de Paris), or AP-HP, and Université Paris-Descartes, or UPD, by which the Company agreed to terms of co- ownership with AP-HP and UPD of certain U.S. and foreign patents and patent applications, referred to herein as the shared patents. The Company, and any licensees or sublicensees the Company designates, have the exclusive right to commercial uses of the shared patents. AP-HP and UPD agreed to use the shared patents only for internal research purposes and not to license the shared patents to any third party. Upon commercialization of any product covered by the shared patents, which the Company expects would include its Viaskin™ product candidates, the Company will be obligated to pay AP-HP and UPD a percentage of net sales as a royalty. This royalty varies depending on the particular patent used in the product and is in the low single digits. Additionally, if the Company licenses any of the shared patents to a third party and a licensee commercializes products covered by such shared patents, the Company will be obligated to pay AP-HP and UPD a percentage in the low single digits of the money it receives from its licensee. If the Company does not sell any of its product candidates covered by the shared patents within 30 months from the date it first markets such product candidates, AP-HP may, upon six months’ notice and subject to certain exceptions, convert its exclusive right to the commercial use of the shared patents to a non-exclusive right. Any party may terminate the license in the event of another party’s substantial breach which remains uncured after six months of receiving written notice of such breach. The agreement will also terminate in the event the Company ceases operations or is subject to a dissolution or bankruptcy proceedings. Absent early termination, the agreement will automatically terminate upon the expiration of the last shared patent. In the event the agreement is terminated, the Company would no longer have the exclusive right to commercial use of the shared patents, though it would retain its shared ownership rights. In addition, its ownership stake in certain jointly made improvements covered by the shared patents would survive termination of the agreement. The longest lived patent rights licensed to the Company under the agreement are currently expected to expire in 2033. To date, this agreement has not had an impact on the Company’s financial statements.

Note 22: Relationships with Related Parties

The compensation amounts for 2019 presented below, which were awarded to the Corporate Officers and the members of the Executive Committee of the Company totaled €16 million.

	December 31,
	2017	2018	2019
	(Amounts in thousands of Euros)
Short-term benefits	3,300	5,202	7,046
Post-employment benefits	36	87	57
Termination benefits	—	—	4,380
Share-based payment	12,018	12,189	4,520

Total	15,353	17,478	16,004

The methods for the valuation of the benefit related to share-based payments are presented in Note 18.

The company has entered into agreements with some of its directors, particularly in the context of its commercial deployment in the United States. The expense recognized for these contracts amounted to €560 thousand at December 31, 2019 compared to €49 thousand at December 31, 2018 and €45 thousand at December 31, 2017.

A schedule of amounts payable to related parties:

	December 31,
	2017	2018	2019
	(Amounts in thousands of Euros)
Compensation	1,121	535	2,964
Pension obligations	402	419	70

Total	1,523	954	3,034

As of December 31, 2019, the amount of compensation included severance pay for Executive Committee members in connection with organizational changes within the Company.

Note 23: Earnings Per Share

The basic earnings per share is calculated by dividing the net income going to the shareholders of the Company by the weighted average number of common shares outstanding during the course of the fiscal year.

The instruments that entitle their holders to a portion of the share capital on a deferred basis (BSAs, BSPCEs, SOs and free shares) are considered to be anti-dilutive (3,309,539 instruments in 2017, 3,366,296 instruments in 2018 and 3,972,596 in 2019). These instruments are presented in detail in Note 18. Therefore, the diluted earnings per share are identical to the basic earnings per share.

	December 31,
	2017	2018	2019
	(Amounts in thousands of Euros)
Net income of the reporting period	(147,693)	(166,076)	(153,587)
Adjusted weighted average number of outstanding shares	24,757,176	28,924,976	37,007,247

Basic / Diluted earnings per share (€/share)	(5.97)	(5.74)	(4.15)

The weighted average number of common shares outstanding was revalued at the date of publication to 38,944,899 shares to take into account the offering from the first quarter of 2020, which includes the common shares issued in connection with the partial exercise of the related overallotment option in March 2020. Basic and diluted earnings per share thus amount to €(3.94) per share.

Note 24: Management of Financial Risks

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

Liquidity Risk

As of December 31, 2019, the Company had €172.0 million in cash and cash equivalents compared to €122.8 million of cash and cash equivalents as of December 31, 2018. The Company has incurred operating losses and negative cash flows from operations since inception. Net cash used in operating activities was €(128.5) million for the year ended December 31, 2019 and €(136.6) million for the year ended December 31, 2018. For the year ended December 31, 2019, the Company had a net loss of €153.6 million.

The Company has primarily funded these losses through equity financings, and, to a lesser extent, by obtaining public assistance in support of innovation and reimbursements of research tax credit. To date, the Company has not generated any product revenue and the Company continues to prepare for the potential launch of its Viaskin Peanut product candidate in North America, which we expect in the second half of 2020, if approved.

In October 2019, the Company announced the FDA’s acceptance for review of its Biologics License Application for Viaskin™ Peanut, with a target action date, provided by the FDA, of August 5, 2020. In February 2020, the Company announced that the FDA had announced an Allergenic Products Advisory Committee meeting to be held on May 15, 2020 to discuss the BLA for Viaskin™ Peanut. On March 16, 2020, the Company announced that the FDA has informed the Company that during the FDA’s ongoing review of the BLA, the FDA has identified questions regarding efficacy, including the impact of patch-site adhesion. Therefore, the Advisory Committee meeting to discuss the BLA will no longer take place as previously scheduled on May 15, 2020. the Company is in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from the Company’s clinical program as well as on the long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, the Company has received no additional information regarding the timeline of the BLA review and believes the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date.

The Company expects operating losses to continue for the foreseeable future. Based on its current operations, plans and assumptions, current cash-on-hand and cash equivalents, including the €136.4 million net proceeds from the offering in the first quarter of 2020, after deducting commissions and estimated offering expenses, are projected to be sufficient to fund the Company’s operating plan into the first quarter of 2021.

The Company expects that it will need to raise additional capital in the future as it commercializes Viaskin Peanut, if approved, and continues to discover and develop other product candidates using its Viaskin Platform. The Company may seek to finance its future cash needs through a combination of public or private equity or debt financings, collaborations, license and development agreements and other forms of non-dilutive financings. However, no assurance can be given at this time as to whether the Company will be able to achieve these financing objectives.

The financial statements have been prepared on a going concern basis, assuming that the Company will be successful in its financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

Long-term collaboration agreement Risk

The Company may not generate the sales and financial results estimated at the time the commitments were made as reflected in the projected budget at completion. Given the number of factors that could affect the cost structure and profitability of a clinical study compared to initial estimates, and the difficulties in implementing appropriate management control procedures designed to identify and adjust for any budget change, significant additional costs could be incurred or certain collaboration agreements could underperform. An inability to anticipate these risks accurately and thus to contain costs could be significantly penalize the Company result.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk inherent in some of its supplies obtained in the United States, which have been invoiced in U.S. dollars. As of the date of these financial statements, the Company does not have revenues in dollars nor in any other currency other than the euro. Due to the relatively low level of these expenditures, the Company believes its exposure to foreign exchange risk is unlikely to have a material adverse impact on its results of operations or financial position. The Company’s exposure to currencies other than the U.S. dollar is negligible.

For 2019, approximately 25% of the Company’s purchases and other external expenses have been made in U.S. dollars compared with 34% in 2018 and less than 12% in 2017. Exchange rate effects have a non-significant impact on its consolidated net position. The Company plans to adopt a hedging policy to minimize the impact of currency fluctuations on its financial results. As a result, the Company intends to use hedging derivatives to reduce its exposure to foreign exchange risk. These instruments will be intended either to cover foreign currency debts and trade receivables, or to cover highly likely budgetary exposures and/or firm commitments. At this time, the Company has not put in place any hedging instruments.

Note 25: Events after the Close of the Fiscal Year

1.	CLINICAL PROGRAMS

On January 8, 2020, the Company announced positive topline results of the three-year, open-label extension of the Phase III PEPITES trial (PEOPLE) evaluating the long-term efficacy and safety of investigational Viaskin™ Peanut in peanut-allergic children ages 4 to 11 years. The results demonstrate long-term clinical benefit as shown by an increase in eliciting dose (ED), which may decrease the chance of reacting to an accidental peanut exposure. After three years, 75.9% (107/141) of patients had increased their ED from baseline, and 51.8% (73/141) of patients reached an ED of at least 1,000 mg peanut protein by year three. The safety profile of Viaskin Peanut was consistent with that observed in the clinical program to date in over 1,000 patients. During PEOPLE, the most common adverse events were mild to moderate skin reactions localized to the administration site and there was no epinephrine use deemed related to treatment. Low discontinuations due to adverse events were observed in the trial.

On February 21, 2020, the Company announced an allergenic products advisory committee meeting from the FDA to be held on May 15, 2020 to discuss the BLA for Viaskin™ Peanut. On March 16, 2020, the Company announced that the FDA had informed the Company that during the FDA’s ongoing review of the BLA, it had identified questions regarding efficacy, including the impact of patch-site adhesion. Therefore, the Advisory Committee meeting to discuss the BLA will no longer take place as previously scheduled on May 15, 2020. The Company is in communication with the FDA regarding the potential submission, as part of the ongoing BLA review, of additional information on patch-site adhesion from the Company’s clinical program as well as on its long-term efficacy results from the three-year open-label extension trial, PEOPLE. At this time, the Company has received no additional information regarding the timeline of the BLA review and believes the target action date of August 5, 2020 remains unchanged. However, the submission of additional information to the FDA may constitute a major amendment to the BLA and could extend the target action date.

2.	FINANCING

On February 4, 2020, the Company announced the closing of an underwritten global offering of an aggregate of 7,500,000 ordinary shares in (i) a public offering of 4,535,581 ordinary shares in the form of 9,071,162 American Depositary Shares (“ADSs”) in the United States, Canada and certain countries outside Europe at a public offering price of $10.25 per ADS (on the basis of an exchange rate of $1.0999 = €1.00), and (ii) an offering exclusively addressed to qualified investors in Europe (including France) of 2,964,419 ordinary shares at an offering price of €18.63 per ordinary share (together, the “Global Offering”).

On March 2, 2020, the Company announced that the underwriters partially exercised their option to purchase 338,687 additional ordinary shares in the form of 677,374 ADSs at an offering price of $10.25 per ADS, before deducting commissions and estimated offering expenses (the “Option”). The Option closed on March 4, 2020.

Consequently, following partial exercise of the Option, the total number of ordinary shares sold in the global offering was 7,838,687 ordinary shares, including 4,874,268 ordinary shares in the form of 9,748,536 ADSs, bringing the total gross proceeds from the global offering to approximately $160.7 million (approximately €146.1 million).

3.	CHANGE IN THE GROUP’S EXECUTIVE COMMITTEE MEMBERSHIP AND BOARD MEMBERS

On January 2, 2020, the Company announced the appointment of Ramzi Benamar as its Chief Financial Officer. He serves as a member of the Executive Committee and reports to Daniel Tassé, Chief Executive Officer of DBV Technologies.

On January 9, 2020, Marie-Catherine Therene was appointed Deputy CEO as DBV’s responsible pharmacist (Pharmacien Responsable) in accordance with applicable regulations in France.

On February 6, 2020, the Company announced the appointment of Pascal Wotling as its Chief Technical Operations Officer (CTOO), effective April 1, 2020. Pascal will be responsible for manufacturing, supply chain and new product process development, and will serve as a member of the Executive Committee, reporting to Daniel Tassé, Chief Executive Officer of DBV Technologies.

4.	OTHER KEY EVENTS

On January 23, 2020, the Company initiated a project of adjustment of its global organization, in order to focus on its key strategic priorities. In France, DBV Technologies has proposed to its staff representatives a Collective Performance Agreement to be negotiated, with the objective to meet the Company’s operational requirements while preserving and developing employment.

The Company evaluated subsequent events that occurred after December 31, 2019 through the date of approval of the consolidated financial statements by the Board of Directors and determined that there are no other significant events that require adjustments or disclosure in such consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DBV Technologies S.A.

/s/ Daniel Tassé
Name:	Daniel Tassé
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: March 17, 2020